As filed with the Securities and Exchange Commission on April 26, 2016

Registration No. 333-210333

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXSTAR BROADCASTING GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	4833	23-3083125
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

(972) 373-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Carter

Chief Financial Officer

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

(972) 373-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew C. Carington Media General, Inc. 333 E. Franklin Street Richmond, Virginia 23219 (804) 887-5000	Sarkis Jebejian David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Philip Richter, Jeffrey Bagner and Abigail P. Bomba Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Michael Aiello and Sachin Kohli Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8007

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transaction contemplated by the Agreement and Plan of Merger, dated as of January 27, 2016, described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED APRIL 26, 2016, SUBJECT TO COMPLETION

To the shareholders of Nexstar Broadcasting Group, Inc. and Media General, Inc.:

On January 27, 2016, Nexstar Broadcasting Group, Inc., which we refer to as “Nexstar,” and Media General, Inc., which we refer to as “Media General,” entered into a merger agreement providing for the acquisition of Media General by Nexstar. We are excited about the prospects for the combined company, which will be one of the nation’s leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform. The combined company will own 171 full power television stations in 100 markets and a diverse and growing digital media operation.

Under the terms of the merger agreement, each share of Media General common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) $10.55 in cash, without interest, (ii) 0.1249 of a share of Nexstar Class A common stock and (iii) one non-transferable contingent value right, or CVR (unless the CVRs are distributed prior to the merger). The CVRs relate to the net proceeds (if any) from the sale of Media General’s spectrum in the FCC Broadcast Incentive Auction, which we refer to as the “FCC auction,” subject to certain reductions described in the accompanying joint proxy statement/prospectus.

It is anticipated that, upon the closing of the transaction, Nexstar shareholders will own approximately 66%, and Media General shareholders will own approximately 34%, of the combined company’s outstanding shares. Following the closing of the transaction, Media General will no longer be a publicly held company, and the Media General voting common stock will be delisted from the New York Stock Exchange. Nexstar Class A common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “NXST” and Nexstar will continue the combined business of Nexstar and Media General under the name “Nexstar Media Group, Inc.” No vote of Nexstar shareholders or Media General shareholders is required to change Nexstar’s name under applicable law.

Nexstar will hold an annual meeting of its shareholders and Media General will hold a special meeting of its shareholders to consider and vote on matters necessary to complete the transaction contemplated by the merger agreement. At the Nexstar annual meeting, Nexstar shareholders will also be asked to vote on the election of Class I directors and on the ratification of the selection of Nexstar’s independent registered public accounting firm, which we refer to as the “Other Annual Meeting Matters.” Information about each company’s respective meeting, the proposals to be voted on at each company’s respective meeting, the transaction and other related matters is contained in the accompanying joint proxy statement/prospectus, which we urge you to read carefully and in its entirety, including the Annexes thereto, the documents incorporated by reference therein, and the exhibits to the registration statement to which the accompanying joint proxy statement/prospectus relates.

Nexstar and Media General have entered into a voting agreement with certain Media General shareholders holding approximately 8.8% of the outstanding shares of voting common stock of Media General as of the record date for the Media General special meeting. These Media General shareholders have agreed to vote their shares in favor of the approval of the merger agreement and the other transactions contemplated by the merger agreement at the Media General special meeting.

In particular, you should consider the matters discussed under “Risk Factors” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Your vote is very important. To ensure your representation at your company’s meeting, please complete and return the enclosed proxy card or submit your proxy or voting instructions over the Internet or by telephone.

The board of directors of Nexstar has unanimously approved the merger agreement and the transactions contemplated thereby and the Other Annual Meeting Matters, and recommends that Nexstar shareholders vote “FOR” the approval of each of the proposals to be voted on by Nexstar shareholders at the Nexstar annual meeting, as described in the accompanying joint proxy statement/prospectus.

The board of directors of Media General has unanimously approved the merger agreement, the related plan of merger and the transactions contemplated thereby, and recommends that Media General shareholders vote “FOR” the approval of each of the proposals to be voted on by Media General shareholders at the Media General special meeting, as described in the accompanying joint proxy statement/prospectus.

Sincerely,	Sincerely,

Perry A. Sook	Vincent L. Sadusky
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
Nexstar Broadcasting Group, Inc.	Media General, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities issuable in connection with the transaction, or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●] and is first being mailed or otherwise delivered to Nexstar shareholders and Media General shareholders on or about [●].

Nexstar Broadcasting Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

(972) 373-8800

NOTICE OF ANNUAL MEETING OF NEXSTAR SHAREHOLDERS

To be held on [●]

To the Holders of Class A Common Stock of Nexstar Broadcasting Group, Inc.:

NOTICE IS HEREBY GIVEN that an annual meeting of Nexstar shareholders will be held on [●] at [●], local time, at [●], for the following purposes:

1. to consider and vote on a proposal to approve the issuance of shares of Nexstar Class A common stock as contemplated by the Agreement and Plan of Merger, dated as of January 27, 2016, by and among Nexstar Broadcasting Group, Inc., Neptune Merger Sub, Inc. and Media General, Inc., which is attached to the accompanying joint proxy statement/prospectus as Annex A;

2. to consider and vote on a proposal to approve one or more adjournments of the Nexstar annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the issuance of shares of Nexstar Class A common stock described in the foregoing proposal;

3. to elect directors to serve as Class I directors for a term of three years;

4. to ratify the selection of PricewaterhouseCoopers LLP as Nexstar’s independent registered public accounting firm for the year ending December 31, 2016; and

5. to transact any other business which may properly come before the annual meeting.

The approval by the holders of Nexstar Class A common stock of the proposal to approve the issuance of shares of Nexstar Class A common stock is required in order to complete the merger. The proposals referred to above are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or voting instructions or otherwise vote your shares.

The Nexstar board of directors has established [●], 2016 as the record date for the annual meeting. If you were a holder of shares of Nexstar Class A common stock at the close of business on the record date of [●], 2016, you are entitled to attend and vote at the annual meeting. If you are present at the annual meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy or voting instructions in another manner. We encourage you to submit your proxy or voting instructions over the Internet or by telephone. For further information about attending and voting at the annual meeting, please see “The Nexstar Annual Meeting” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend the annual meeting in person, we value your vote. Most shareholders have a choice of submitting a proxy or voting instructions over the Internet or by telephone or by using the mail to send a traditional proxy card. Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. However you choose to submit a proxy or voting instructions, please do so at your earliest convenience.

The board of directors of Nexstar has unanimously approved the merger agreement and the transactions contemplated thereby, and recommends that you vote “FOR” the issuance of shares of Nexstar Class A common stock. The board of directors of Nexstar also unanimously recommends that you vote “FOR” the election of the director nominees named in the accompanying joint proxy statement/prospectus and “FOR” each of the other proposals listed above and described in more detail in the accompanying joint proxy statement/prospectus. Your attention is directed to the accompanying joint proxy statement/prospectus for a discussion of the merger and the merger agreement, as well as the other matters that will be considered at the annual meeting.

Thank you for being a Nexstar shareholder. I look forward to seeing you at the annual meeting.

By the Order of the Board of Directors,

Elizabeth Ryder

Secretary

Irving, Texas

[●], 2016

Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

NOTICE OF SPECIAL MEETING OF MEDIA GENERAL SHAREHOLDERS

To be held on [●]

To the Holders of Voting Common Stock of Media General, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of Media General shareholders will be held on [●] at [●], local time, at [●], Richmond, Virginia, for the following purposes:

1. to consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of January 27, 2016, by and among Nexstar Broadcasting Group, Inc., Neptune Merger Sub, Inc. and Media General, Inc., and the related plan of merger, which are attached to the accompanying joint proxy statement/prospectus as Annex A and Annex G, respectively;

2. to consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Media General’s named executive officers in connection with the transaction contemplated by the merger agreement; and

3. to consider and vote on a proposal to approve one or more adjournments of the Media General special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve the merger agreement.

In the merger, each share of Media General common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) $10.55 in cash, without interest, (ii) 0.1249 of a share of Nexstar Class A common stock and (iii) one non-transferable contingent value right, or CVR (unless the CVRs are distributed prior to the merger). The CVRs relate to the net proceeds (if any) from the sale of Media General’s spectrum in the FCC Broadcast Incentive Auction, which we refer to as the “FCC auction,” subject to certain reductions described in the accompanying joint proxy statement/prospectus. There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●] of the accompanying joint proxy statement/prospectus.

The approval by the holders of voting common stock of Media General of the proposal to approve the merger agreement and the related plan of merger is required in order to complete the merger. The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or voting instructions or otherwise vote your shares.

The Media General board of directors has established [●], 2016 as the record date for the special meeting. If you were a holder of shares of Media General voting common stock at the close of business on the record date of [●], you are entitled to attend and vote at the special meeting. If you are present at the special meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy or voting instructions in another manner. We encourage you to submit your proxy or voting instructions over the Internet or by telephone. For further information about attending and voting at the special meeting, please see “The Media General Special Meeting” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend the special meeting in person, we value your vote. Most shareholders have a choice of submitting a proxy or voting instructions over the Internet or by telephone or by using the mail to send a traditional proxy card. Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. However you choose to submit a proxy or voting instructions, please do so at your earliest convenience.

Under Virginia law, appraisal rights will be available to the holders of Media General voting common stock in connection with the merger unless the CVRs are distributed to holders of Media General voting common stock prior to the closing of the transaction. If the CVRs are not distributed to the holders of Media General voting common stock prior to the closing of the transaction, the holders of Media General voting common stock will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of Section 13.1 of the Virginia Stock Corporation Act, which we refer to as the “VSCA,” are followed. In addition, in the event any Media General voting common stock is converted to Media General non-voting common stock prior to the Media General special meeting, holders of Media General non-voting common stock so converted will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of the VSCA, are followed. See “Chapter One: The Transaction – Appraisal Rights” beginning on page [●], as well as Article 15 of Section 13.1 of the VSCA which is attached as Appendix H to the accompanying joint proxy statement/prospectus.

The board of directors of Media General has unanimously approved the merger agreement and the transactions contemplated thereby, and recommends that you vote “FOR” the approval of the merger agreement and “FOR” each of the other proposals listed above and described in more detail in the accompanying joint proxy statement/prospectus. Your attention is directed to the accompanying joint proxy statement/prospectus for a discussion of the merger and the merger agreement, as well as the other matters that will be considered at the special meeting.

Thank you for being a Media General shareholder. I look forward to seeing you at the special meeting.

By the Order of the Board of Directors,

Andrew C. Carington

Secretary

Richmond, Virginia

[●], 2016

REFERENCES TO ADDITIONAL INFORMATION

Nexstar has filed a registration statement on Form S-4 to which this joint proxy statement/prospectus relates. This joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement to which the accompanying joint proxy statement/prospectus relates.

This joint proxy statement/prospectus also incorporates by reference important business and financial information about Nexstar and Media General from documents previously filed by Nexstar or Media General with the Securities and Exchange Commission, which we refer to as the “SEC,” that are not included in or delivered with this joint proxy statement/prospectus. In addition, Nexstar and Media General each file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC.

This joint proxy statement/prospectus and the Annexes hereto, the registration statement to which this joint proxy statement/prospectus relates and the exhibits thereto, the information incorporated by reference herein and the other information filed by Nexstar and Media General with the SEC is available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain these documents through the SEC’s website at www.sec.gov or on either Nexstar’s website at http://www.nexstar.tv in the “News” section or on Media General’s website at http://www.mediageneral.com in the “Investor Relations” section. By referring to Nexstar’s website, Media General’s website, and the SEC’s website, Nexstar and Media General do not incorporate any such website or its contents into this joint proxy statement/prospectus.

You can also obtain those documents that incorporate by reference important business and financial information about Nexstar and Media General in this joint proxy statement/prospectus by requesting them in writing or by telephone at the following addresses and telephone numbers:

IF YOU ARE A NEXSTAR SHAREHOLDER:	IF YOU ARE A MEDIA GENERAL SHAREHOLDER:

Nexstar Broadcasting Group, Inc. 545 E. John Carpenter Freeway, Suite 700 Irving, TX 75062 (972) 373-8800 Attn: Tom Carter, Chief Financial Officer	Media General, Inc. 333 E. Franklin St. Richmond, Virginia 23219 (804) 887-5120 Attn: Courtney Guertin, Director of Marketing

You may also obtain these documents at no charge by requesting them in writing or by telephone from Nexstar’s proxy solicitor, Innisfree M&A Incorporated, at the address and telephone number below.	You may also obtain these documents at no charge by requesting them in writing or by telephone from Media General’s proxy solicitor, MacKenzie Partners, Inc., at the address and telephone number below.

In addition, if you have any questions about the transaction, this joint proxy statement/prospectus or voting your shares, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Call Toll-Free: (888) 750-5834 Banks and Brokers: (212) 750-5833	MacKenzie Partners, Inc. 156 5th Avenue New York, New York 10010 proxy@MacKenziepartners.com Call Toll-Free: (800) 322-2885

If you would like to request documents, please do so no later than [●], 2016 to receive them before each company’s respective meeting.

See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] for more information about the documents incorporated by reference in this joint proxy statement/prospectus.

If you hold your shares in “street name,” through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain a voting instruction card or have questions on how to vote your shares.

i

ii

iii

ANNEXES

Annex A	Agreement and Plan of Merger, dated as of January 27, 2016, by and between Nexstar Broadcasting Group, Inc., Media General, Inc., and Neptune Merger Sub, Inc.
Annex B	Form of Contingent Value Rights Agreement
Annex C	Voting and Support Agreement, dated as of January 27, 2016, by and between Nexstar Broadcasting Group, Inc., Media General, Inc. and the other parties thereto
Annex D	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex E	Opinion of RBC Capital Markets, LLC
Annex F	Opinion of Goldman, Sachs & Co.
Annex G	Plan of Merger merging Neptune Merger Sub, Inc. with and into Media General, Inc.
Annex H	Article 15 of Section 131 of the Virginia Stock Corporation Act

iv

QUESTIONS AND ANSWERS ABOUT THE SHAREHOLDERS’ MEETINGS

The following are brief answers to common questions that you may have regarding the merger agreement, the transaction, the consideration to be received in the transaction and the meetings of Nexstar shareholders and Media General shareholders. The questions and answers in this section may not address all questions that might be important to you as a shareholder of either Nexstar Broadcasting Group, Inc., which we refer to as “Nexstar,” or Media General, Inc., which we refer to as “Media General.” To better understand these matters, and for a description of the legal terms governing the transaction, we urge you to read carefully and in its entirety this joint proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus, as well as the registration statement to which this joint proxy statement/prospectus relates, including the exhibits to the registration statement. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

Q:	What is the transaction?

A:	Nexstar, Neptune Merger Sub, Inc., one of Nexstar’s wholly owned subsidiaries, which we refer to as “Neptune,” and Media General entered into an Agreement and Plan of Merger on January 27, 2016 which, as it may be amended from time to time, we refer to as the “merger agreement.” The merger agreement is attached to this joint proxy statement/prospectus as Annex A. The merger agreement provides for the merger of Neptune with and into Media General, as a result of which Media General will become a wholly owned subsidiary of Nexstar, which we refer to as the “merger.” We sometimes refer to the merger and the other transactions contemplated by the merger agreement, taken as a whole, as the “transaction.” The merger will be effective at the time a certificate of merger is issued by the State Corporation Commission of the Commonwealth of Virginia or at such later time and date designated jointly by Nexstar and Media General in the articles of merger, which we refer to as the “effective time of the merger.”

In the merger, each share of Media General voting common stock, no par value, and non-voting common stock, no par value, which we refer to as the “Media General voting common stock” and the “Media General non-voting common stock”, respectively, and together as the “Media General common stock,” issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) $10.55 in cash, without interest, which we refer to as the “cash consideration,” (ii) 0.1249 of a share of Nexstar Class A Common Stock, which we refer to as “stock consideration,” and (iii) one non-transferable contingent value right, which we refer to as a “CVR,” relating to the net proceeds (if any) from the sale of Media General’s spectrum in the FCC Broadcast Incentive Auction, which we refer to as the “FCC auction” (unless the CVRs are distributed prior to the closing of the transaction), subject to certain reductions described in this joint proxy statement/prospectus. We refer to the cash consideration, the stock consideration and the CVR, collectively, as the “merger consideration.” There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Following the closing of the transaction, Nexstar will be renamed “Nexstar Media Group, Inc.,” which we refer to as “Nexstar Media Group” or the “combined company.” No vote of Nexstar shareholders or Media General shareholders is required to change Nexstar’s name under applicable law, nor is any vote being requested.

We expect that, following the closing of the transaction, the current shareholders of Nexstar, which we refer to as the “Nexstar shareholders,” will hold approximately 66%, and the former shareholders of Media General, which we refer to as the “Media General shareholders,” will hold approximately 34%, of the combined company’s outstanding shares.

Q:	What happened to the proposed combination between Media General and Meredith Corporation, which was announced on September 7, 2015?

A:	On January 27, 2016, prior to entering into the merger agreement, Media General and Meredith Corporation, which we refer to as “Meredith,” terminated the Agreement and Plan of Merger, dated as of September 7, 2015, by and among Media General, Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, Inc. and Meredith, which we refer to as the “Meredith merger agreement.” Simultaneously with the termination of the Meredith merger agreement, and in accordance with the terms thereof, Media General paid to Meredith a termination fee of $60 million and provided Meredith with the opportunity to negotiate for the purchase of certain broadcast and digital assets owned by Media General.

Accordingly, the proposed combination between Media General and Meredith will not occur, and Media General shareholders will not be asked to vote on such transaction. Neither Media General nor Nexstar owes any further obligation to Meredith with regards to the Meredith merger agreement.

Q:	Why am I receiving this document?

A:	In order to complete the transaction, Media General shareholders must approve the merger agreement and the related plan of merger. Furthermore, under the rules of the NASDAQ Global Select Market, which we refer to as the “NASDAQ,” Nexstar shareholders must approve the issuance of Class A Common Stock, par value $0.01, of Nexstar Broadcasting Group, Inc., which we refer to as “Nexstar Class A common stock,” as contemplated by the merger agreement. Nexstar will hold an annual meeting of its shareholders and Media General will hold a special meeting of its shareholders to obtain these approvals. At the Nexstar annual meeting, Nexstar shareholders will also be asked to vote on the election of Class I directors and on the ratification of the selection of Nexstar’s independent registered public accounting firm, which we refer to as the “Other Annual Meeting Matters.” We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at Nexstar annual meeting and the Media General special meeting. This joint proxy statement/prospectus contains important information about the transaction, including the Nexstar annual meeting and the Media General special meeting. You should read it carefully and in its entirety. The enclosed proxy or voting instruction cards allow you to authorize the voting of your shares without attending either the Nexstar annual meeting or the Media General special meeting.

Your vote is important. We encourage you to submit a proxy or voting instructions as soon as possible.

Q:	What will Media General shareholders receive in the merger?

A:

In the merger, each share of Media General common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) the cash consideration, (ii) the stock consideration and (iii) one non-transferable CVR (unless the CVRs are distributed prior to the closing of the transaction). The cash consideration and the stock consideration are fixed amounts and do not increase or decrease based upon the proceeds (if any) from the disposition of either Nexstar’s or Media General’s spectrum in the FCC auction. There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

No fractional shares of Nexstar Class A common stock will be issued in the merger, and Media General shareholders will receive cash in lieu of any fractional shares.

Based on the closing price of a share of Nexstar Class A common stock on the NASDAQ on January 26, 2016, the last trading day before the public announcement of the merger agreement, the merger consideration, excluding any value attributable to the CVRs, represented approximately $16.69 per share of Media General common stock.

Q.	What are the CVRs?

A:	The CVRs are non-transferable contingent value rights that will be issued as part of the merger consideration. Under the merger agreement, holders of Media General common stock and stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or other stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the net proceeds (if any) from the disposition of Media General’s spectrum in the FCC auction, which we refer to as the “Media General Auction Proceeds”, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. As a result, the aggregate cash amount payable under the CVRs may be less than the full amount of the Media General Auction Proceeds.

The CVRs may not be sold, assigned, transferred, pledged, or encumbered in any manner, subject to limited exceptions, that include transfers by will or intestacy, by inter vivos, or pursuant to a court order.

There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

See also “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●] for more detail. The form of CVR agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Nexstar and Media General encourage you to read the entire form of CVR agreement carefully because it is the principal document governing the CVRs.

Q.	What is the FCC auction? What is the likely timing?

A:

The FCC auction is a one-time, voluntary auction administered by the Federal Communications Commission, which we refer to as the “FCC,” to reallocate broadcast television spectrum for wireless use. Television broadcast licensees will have the opportunity to accept bids to receive compensation for relinquishing the spectrum that they use for their over-the-air broadcasts. Broadcasters that accept a successful bid to relinquish their spectrum usage rights will need to cease over-the-air broadcasting using that spectrum on their existing channel (although they still may distribute content by other means, such as direct-to-cable, by sharing a channel with another station, or by moving to a high or low VHF channel). The FCC may move any remaining television stations that do not relinquish their spectrum usage rights in the FCC auction to a different channel, although such stations would retain must-carry rights on cable and satellite systems.

The FCC auction began, as scheduled, on March 29, 2016. A number of variables will affect the length of the FCC auction, which most likely will conclude no earlier than September 2016. Under regulations announced by the FCC in connection with the FCC auction, we expect that, absent a waiver from the FCC, the closing of the transaction cannot occur prior to the completion of the FCC auction.

Q.	What will be the treatment of options and other equity awards?

A:	The merger agreement provides that each unvested Media General stock option outstanding immediately prior to the merger will become fully vested and will be converted into an option to purchase Nexstar Class A common stock, in the same amount and at the same price as provided in the underlying Media General stock option, adjusted to account for the cash consideration and the exchange ratio for the stock consideration. All other stock-based awards of Media General outstanding immediately prior to the merger will vest in full and be converted into the right to receive the merger consideration, upon the terms and subject to the conditions set forth in the merger agreement. In the event CVRs are distributed prior to the closing of the transaction, the CVRs to be distributed to holders of Media General stock options and other stock-based awards may be withheld by Media General at the time of distribution. In that case, the CVRs will be distributed to such holders prior to, or in connection with, the closing of the transaction, together with any amounts that would have been distributed in respect of such CVRs had such CVRs been distributed to such holders at the time the CVRs were distributed to holders of Media General common stock.

Q:	When do you expect the transaction to be completed?

A:	The transaction is expected to close in the fourth quarter of 2016. However, the closing of the transaction is subject to various conditions, including the approval of the Nexstar share issuance proposal (defined below) by Nexstar shareholders and approval of the Media General merger proposal (defined below) by Media General shareholders, as well as required regulatory and other third-party consents and approvals. No assurance can be provided as to when or if the transaction will be completed, and it is possible that factors outside the control of Nexstar and Media General could result in the transaction being completed at a later time, or not at all. See “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●] and “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Q:	Will current Nexstar shareholders be affected by the transaction?

A:	Upon the closing of the transaction, each Nexstar shareholder will continue to hold the same number of shares of Nexstar Class A common stock that such shareholder held immediately prior to closing of the transaction. However, because, in connection with the merger, Nexstar will be issuing shares of Nexstar Class A common stock to Media General shareholders in exchange for their shares of Media General common stock, each share of Nexstar Class A common stock outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Nexstar Class A common stock outstanding after the merger.

Q:	When and where will the meetings be held?

A:	The Nexstar annual meeting will be held at [●], on [●] at [●] a.m., local time.

The Media General special meeting will be held at [●], Richmond, Virginia on [●] at [●] a.m., local time.

Q:	What constitutes a quorum for each meeting?

A:	Holders of a majority of the outstanding shares of Nexstar Class A common stock, represented in person or by proxy, will constitute a quorum for the Nexstar annual meeting. The shares of Nexstar Class A common stock held by a shareholder present in person at the Nexstar annual meeting, but not voting, shares of Nexstar Class A common stock for which Nexstar has received proxies indicating that the holders thereof have abstained, and shares for which a broker or other nominee does not receive voting instructions or “broker non-votes,” will be counted as present at the Nexstar annual meeting for purposes of determining whether a quorum is established.

Holders of a majority of the outstanding shares of Media General voting common stock, represented in person or by proxy, will constitute a quorum for the Media General special meeting. The shares of Media General voting common stock held by a shareholder present in person at the Media General special meeting, but not voting, and shares of Media General voting common stock for which Media General has received proxies indicating that the holders thereof have abstained will be counted as present at the Media General special meeting for purposes of determining whether a quorum is established. Broker non-votes will have no effect on the proposals to be considered at the Media General special meeting.

Q:	What are the proposals on which the holders of Nexstar Class A common stock are being asked to vote and what is the recommendation of the board of directors of Nexstar with respect to each proposal?

A:	At the Nexstar annual meeting, the holders of Nexstar Class A common stock are being asked to:

1. consider and vote on a proposal to approve the issuance of shares of Nexstar Class A common stock as contemplated by the merger agreement, which we refer to as the “Nexstar share issuance proposal”;

2. consider and vote on a proposal to approve one or more adjournments of the Nexstar annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Nexstar share issuance proposal, which we refer to as the “Nexstar adjournment proposal”;

3. elect directors to serve as Class I directors for a term of three years, which we refer to as the “Nexstar election proposal”;

4. ratify the selection of PricewaterhouseCoopers LLP as Nexstar’s independent registered public accounting firm for the year ending December 31, 2016, which we refer to as the “Nexstar ratification proposal”; and

5. transact any other business which may properly come before the Nexstar annual meeting.

The board of directors of Nexstar unanimously recommends a vote “FOR” the Nexstar share issuance proposal, “FOR” the Nexstar election proposal and “FOR” each of the other proposals referred to above and described in more detail in this joint proxy statement/prospectus.

Nexstar does not expect any other business to be conducted at the Nexstar annual meeting.

Q:	What vote is required to approve the proposals being presented at the Nexstar annual meeting?

A:	1. To be approved at the Nexstar annual meeting, the Nexstar share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Nexstar Class A common stock (assuming a quorum is present at the Nexstar annual meeting). Under NASDAQ rules, abstentions will be considered as votes cast and, accordingly, will have the same effect as votes “AGAINST” the Nexstar share issuance proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar share issuance proposal.

2. To be approved at the Nexstar annual meeting, the Nexstar adjournment proposal (if necessary or appropriate) requires the affirmative vote of the holders of a majority of the shares of Nexstar Class A common stock represented at the Nexstar annual meeting (whether or not a quorum is present at the Nexstar annual meeting). If your shares of Nexstar Class A common stock are present at the special meeting but are not voted on the adjournment proposal, or if you vote to abstain on the adjournment proposal, it will have the same effect as a vote “AGAINST” the Nexstar adjournment proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar adjournment proposal.

3. To be approved at the Nexstar annual meeting, the Nexstar election proposal requires a plurality of the votes of holders of Nexstar Class A common stock cast, and votes may be cast in favor of the nominees or withheld (assuming a quorum is present at the Nexstar annual meeting). Accordingly, the nominee who receives the greatest number of votes for election to a director position will be elected. Abstentions, shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar election proposal.

4. To be approved at the Nexstar annual meeting, the Nexstar ratification proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Nexstar Class A common stock (assuming a quorum is present at the Nexstar annual meeting). Abstentions will have the same effect as votes “AGAINST” the Nexstar ratification proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar ratification proposal.

Q:	Will the holders of Nexstar Class A common stock be asked to vote on the Nexstar share issuance proposal at the Nexstar annual meeting if the Nexstar board of directors has changed its recommendation of such proposal?

A:	Yes. Nexstar will notify its shareholders before the Nexstar annual meeting if the board of directors of Nexstar has changed its recommendation with respect to the Nexstar share issuance proposal. Despite any such change of recommendation, pursuant to the terms of the merger agreement, Nexstar shareholders will be asked to vote on such proposal at the Nexstar annual meeting unless the merger agreement has otherwise been terminated in accordance with its terms.

Q:	What are the proposals on which Media General shareholders are being asked to vote and what is the recommendation of the Media General board of directors with respect to each proposal?

A:	At the Media General special meeting, the holders of Media General voting common stock are being asked to:

1. consider and vote on a proposal to approve the merger agreement and the related plan of merger, which are attached to this joint proxy statement/prospectus as Annex A and Annex G, respectively, and which we refer to as the “Media General merger proposal”;

2. consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Media General’s named executive officers in connection with the transaction, which we refer to as the “Media General compensation proposal.” See “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●] of this joint proxy statement/prospectus; and

3. consider and vote on a proposal to approve one or more adjournments of the Media General special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Media General merger proposal, which we refer to as the “Media General adjournment proposal.”

The board of directors of Media General unanimously recommends a vote “FOR” the Media General merger proposal, “FOR” the Media General compensation proposal and “FOR” the Media General adjournment proposal, each described in more detail in this joint proxy statement/prospectus.

Media General does not expect any other business to be conducted at the Media General special meeting.

Q:	What vote is required to approve the proposals being presented at the Media General special meeting?

A:	1. To be approved at the Media General special meeting, the Media General merger proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock (assuming a quorum is present at the Media General special meeting). Shares not present at the Media General special meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Media General merger proposal.

2. To be approved at the Media General special meeting, the Media General compensation proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock (assuming a quorum is present at the Media General special meeting). Shares not present at the Media General special meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Media General compensation proposal.

3. To be approved at the Media General special meeting, the Media General adjournment proposal (if necessary or appropriate) requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock (whether or not a quorum is present at the Media General special meeting). Shares not present at the Media General special meeting, abstentions and broker non-votes, will have no effect on the outcome of the vote on the Media General adjournment proposal.

Q:	What is the effect if the Nexstar share issuance proposal and/or the Media General merger proposal are not approved at the Nexstar annual meeting or the Media General special meeting?

A:	If the Nexstar share issuance proposal is not approved by the requisite vote at the Nexstar annual meeting or any adjournment thereof, and/or if the Media General merger proposal is not approved by the requisite vote at the Media General special meeting or any adjournment thereof, then the transaction will not occur. Instead, Nexstar and Media General would each remain an independent public company, and the merger consideration to be received by Media General shareholders would not be paid. Each of Nexstar and Media General have the right to terminate the merger agreement under certain circumstances, including failure to obtain the required shareholder votes. Upon a termination for failure of either party to obtain a required vote, the party whose shareholders did not approve the applicable proposal at the meeting of its shareholders will be required to pay to the other party a termination fee in the amount of $20 million, which termination fee would increase to $80 million (inclusive of the $20 million fee) if, following termination of the merger agreement, certain events occur. For example, if a third-party makes a public proposal for Media General which is not withdrawn prior to the Media General special meeting and Media General shareholders do not approve the Media General merger proposal and the merger agreement is subsequently terminated, then Media General would be required to pay Nexstar a termination fee of $80 million (inclusive of the $20 million fee) if Media General enters into an alternative transaction within one year of such termination and such alternative transaction is subsequently consummated.

Q:	Why are Media General shareholders being asked to consider and vote on the Media General compensation proposal?

A:	Under SEC rules, Media General is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers in connection with the transaction.

Q:	What will happen if Media General shareholders do not approve the Media General compensation proposal?

A:

Approval of the Media General compensation proposal is not a condition to closing of the transaction. Accordingly, Media General shareholders may vote against the Media General compensation proposal and vote in favor of the Media General merger proposal. The compensation proposal vote is an advisory vote and will not be binding on Media General. If the transaction is completed, the compensation described in the Media General compensation proposal will be paid to Media General’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and contractual arrangements even if Media General shareholders do not approve the Media General compensation proposal.

Q:	Who is entitled to vote at the Nexstar annual meeting and the Media General special meeting?

A:	The board of directors of Nexstar has fixed the close of business on [●] as the record date for the Nexstar annual meeting, which we refer to as the “Nexstar record date.” The board of directors of Media General has fixed the close of business on [●] as the record date for the Media General special meeting, which we refer to as the “Media General record date.” If you were a holder of Nexstar Class A common stock or a holder of Media General voting common stock at the close of business on the applicable record date, you are entitled to receive notice of, and vote at, the Nexstar annual meeting or the Media General special meeting, respectively.

Q:	If I am a Nexstar shareholder, how many votes do I have?

A:	If you are a holder of Nexstar Class A common stock, you will be entitled to one vote per share of Nexstar Class A common stock that you owned as of the Nexstar record date on each of the proposals that will be voted upon at the Nexstar annual meeting. As of the Nexstar record date, there were [●] shares of Nexstar Class A common stock outstanding. As of that date, approximately [●]% of the outstanding shares of Nexstar Class A common stock were held by the directors and executive officers of Nexstar.

Q:	If I am a Media General shareholder, how many votes do I have?

A:	If you are a holder of Media General voting common stock, you will be entitled to one vote per share of Media General voting common stock that you owned as of the Media General record date on each of the proposals that will be voted upon at the Media General special meeting. As of the Media General record date, there were [●] shares of Media General voting common stock outstanding. As of that date, approximately [●]% of the outstanding shares of Media General voting common stock were held by the directors and executive officers of Media General, including approximately 8.8% of the outstanding shares of Media General voting common stock beneficially owned by a director of Media General to which the holders have agreed to vote their shares in favor of the approval of the Media General merger proposal and the other transactions contemplated by the merger agreement.

Q:	Are any Nexstar shareholders already committed to vote in favor of the Nexstar share issuance proposal?

A:	No.

Q:	Are any Media General shareholders already committed to vote in favor of the Media General merger proposal?

A:	Yes. Affiliates of Kainos Capital and John R. Muse, a member of the Media General board of directors, which we refer to as the “Media General supporting shareholders,” have entered into a voting and support agreement with Nexstar and Media General, which we refer to as the “Media General voting agreement,” in which they have agreed to vote their shares of Media General voting common stock in favor of the approval of the Media General merger proposal and the other transactions contemplated by the merger agreement. These shares represent approximately 8.8% of the outstanding shares of Media General voting common stock as of the Media General record date.

The Media General voting agreement is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference into this joint proxy statement/prospectus.

Q:	Who can attend each meeting?

A:

If you were a holder of shares of Nexstar Class A common stock as of the Nexstar record date of [●], you are entitled to attend and vote at the Nexstar annual meeting. If you are present at the Nexstar annual meeting, you may vote in person even if you have previously returned a proxy card or submitted a proxy or voting instructions in another manner.

If you were a holder of Media General voting common stock as of the Media General record date of [●], you are entitled to attend and vote at the Media General special meeting. If you are present at the Media General special meeting, you may vote in person even if you have previously returned a proxy card or submitted a proxy or voting instructions in another manner.

Q:	What if my broker, bank or other nominee holds my shares in “street name”?

A:	If a broker, bank or other nominee holds your shares for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares. The availability of telephone and Internet voting depends on the voting procedures of your broker, bank or other nominee. Brokers, banks or other nominees will not have discretionary authority on any matter at the Media General special meeting, and thus will not vote on any matter at the Media General special meeting without having received a properly completed voting instruction form. Brokers, banks or other nominees will not have discretionary authority on the Nexstar share issuance proposal, the Nexstar adjournment proposal or the Nexstar election proposal, and thus will not vote on such matters at the Nexstar annual meeting without have received a properly completed voting instruction form. However, if you are a beneficial owner of Nexstar Class A common stock whose shares are held of record by a broker, bank or other nominee, your broker, bank or other nominee will have discretionary voting authority under NASDAQ rules to vote your shares on the Nexstar ratification proposal, even if the broker, bank or other nominee does not receive voting instructions from you. Please follow the instructions on the voting instruction form they send you.

If your shares are held in the name of your broker, bank or other nominee and you wish to attend or vote in person at the Nexstar annual meeting or the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the meeting in order to vote in person. Your broker, bank or other nominee will not vote your shares unless you provide instructions on how to vote.

Q:	If I am a Nexstar shareholder, how do I vote?

A:	After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your shares of Nexstar Class A common stock as promptly as possible so that your shares will be represented at the Nexstar annual meeting. You may submit your proxy or voting instructions before the Nexstar annual meeting in one of the following ways:

By Internet. You may submit your proxy or voting instructions over the Internet up until 11:59 p.m. Central Time on [●]. The web site address for Internet voting is provided on your proxy card or voting instructions. You will need to use the control number appearing on your proxy card or voting instructions to vote over the Internet. The availability of Internet voting for beneficial owners holding shares of Nexstar Class A common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee. Internet voting is available 24 hours a day. If you submit your proxy or voting instructions over the Internet, you do NOT need to submit your proxy or voting instructions by telephone or return a proxy card or voting instructions. If you vote via the Internet, you may incur costs such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

By Phone. You may submit your proxy or voting instructions by telephone by calling the toll-free number provided on your proxy card or voting instructions up until 11:59 p.m. Central Time on [●]. You will need to use the control number appearing on your proxy card or voting instructions to vote by telephone. The availability of telephone voting for beneficial owners of shares of Nexstar Class A common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee. Telephone voting is available 24 hours a day. If you submit your proxy or voting instructions by telephone, you do NOT need to submit your proxy or voting instructions over the Internet or return a proxy card or voting instructions.

By Mail. You may submit your proxy by marking the proxy card, dating and signing it, and returning it to [●] in the postage-paid envelope provided. Please mail your proxy card promptly to ensure that it is received no later than the close of business on [●]. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, all shareholders may vote in person at the Nexstar annual meeting. In order to attend the Nexstar annual meeting, you must (i) be a holder of shares of Nexstar Class A common stock as of the Nexstar record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport and (iii) if you are a beneficial owner of shares of Nexstar Class A common stock held in street name, present a brokerage statement showing that you owned shares of Nexstar Class A common stock as of the Nexstar record date. In addition, if you are a beneficial owner of shares of Nexstar Class A common stock held in street name and you wish to vote your shares in person at the Nexstar annual meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the annual meeting in order to vote in person. For additional information on voting procedures, see “The Nexstar Annual Meeting” beginning on page [●].

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Nexstar annual meeting.

Q:	If I am a Media General shareholder, how do I vote?

A:	After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your shares of Media General voting common stock as promptly as possible so that your shares will be represented at the Media General special meeting. You may submit your proxy or voting instructions before the Media General special meeting in one of the following ways:

By Internet. Use the Internet at www.proxyvote.com to submit your proxy or voting instructions and for the electronic delivery of information up until 11:59 p.m. Eastern Time on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). Have your proxy card or voting instructions in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General’s voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any touch-tone telephone to dial [●] to submit your proxy or voting instructions up until 11:59 p.m. Eastern Time on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). Have your proxy card or voting instructions in hand when you call and then follow the instructions. If you submit a proxy or voting instructions by telephone, do not return your proxy card or voting instructions. The availability of telephone voting for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Broadridge must receive your proxy card no later than the close of business on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, all shareholders may vote in person at the Media General special meeting. In order to attend the Media General special meeting, you must (i) be a holder of shares of Media General common stock as of the Media General record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport and (iii) if you are a beneficial owner of shares of Media General voting common stock held in street name, present a brokerage statement showing that you owned shares of Media General voting common stock as of the Media General record date. Note that if your shares are held in the name of your broker, bank or other nominee and you wish to attend or vote in person at the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the meeting in order to vote in person. For additional information on voting procedures, see “The Media General Special Meeting” beginning on page [●].

If you are a participant in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan, you have the right to direct Fidelity Management Trust Company, as trustee of the applicable plan(s), regarding how to vote the shares of voting common stock credited to your account under such plan(s). Please follow the instructions on your proxy card, which may be different from those provided to other Media General shareholders.

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Media General special meeting.

Q:	Do the holders of Media General non-voting common stock have the right to vote on the proposals?

A:	No. In addition, there are no shares of Media General non-voting common stock currently outstanding.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. You may also receive multiple copies of this joint proxy statement/prospectus if you are a shareholder of both Nexstar and Media General. Please complete, sign, date and return each proxy card and voting instructions you receive, or submit each proxy or voting instruction by telephone or Internet by following the instructions on your proxy cards or the voting instruction.

Q:	How will my proxy be voted?

A:

If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card, or over the Internet or by telephone, your shares will be voted in accordance with your instructions. If you are a shareholder of record as of the applicable Nexstar record date or Media General record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, the shares of Nexstar Class A common stock represented by your proxy will be voted as recommended by the Nexstar board of directors with respect to that proposal or the shares of Media General voting common stock represented by your proxy will be voted as recommended by the Media General board of directors with respect to that proposal. However, this would not apply if you sign, date and return your proxy card and indicate that you vote against the

Nexstar share issuance proposal, but do not indicate how you want to vote on the Nexstar adjournment proposal. In that case, the shares of Nexstar Class A common stock represented by your proxy will not be voted in favor of the Nexstar adjournment proposal. Similarly, if you sign, date and return your proxy card and indicate that you vote against the Media General merger proposal, but do not indicate how you want to vote on the Media General adjournment proposal or the Media General compensation proposal, the shares of Media General voting common stock represented by your proxy will not be voted in favor of the Media General adjournment proposal or the Media General compensation proposal. If you are a beneficial owner, your broker, bank or other nominee will vote your shares on each of the Nexstar share issuance proposal, the Nexstar adjournment proposal and the Nexstar election proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus. If you are a beneficial owner of shares of Nexstar Class A common stock whose shares are held of record by a broker, your broker will have discretionary voting authority under NASDAQ rules to vote your shares on the Nexstar ratification proposal, even if the broker does not receive voting instructions from you. If you are a beneficial owner, your broker, bank or other nominee will vote your shares on each of the Media General merger proposal and the Media General compensation proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Q:	What if I mark “abstain” when voting or do not vote on the proposals?

A:	If you fail to vote in person or by proxy any shares for which you are the record owner as of the applicable Nexstar record date or Media General record date or fail to instruct your broker, bank or other nominee on how to vote the shares you hold in street name (unless you are a beneficial owner of shares of Nexstar Class A common stock whose shares are held of record by a broker, which broker will have discretionary voting authority under NASDAQ rules to vote your shares on the Nexstar ratification proposal), your shares will not be counted in determining whether a quorum is present at either the Nexstar annual meeting or the Media General special meeting. If you mark “abstain” when voting, your shares will be counted in determining whether a quorum is present at the Nexstar annual meeting or the Media General special meeting.

If you are a Nexstar shareholder and abstain from voting on the Nexstar share issuance proposal, the Nexstar adjournment proposal or the Nexstar ratification proposal, it will have the same effect as a vote “AGAINST” each such proposal. Abstentions will have no effect on the outcome of the vote on the Nexstar election proposal.

If you are a Media General shareholder and abstain from voting on the Media General merger proposal, the Media General compensation proposal or the Media General adjournment proposal, it will have no effect on the outcome of each such proposal.

Q:	Can I revoke or change my vote after I have submitted a proxy or voting instruction card?

A:	Yes. If you are a holder of record of Nexstar Class A common stock or Media General voting common stock, you can change your vote in one of three ways:

•	you can send a signed notice of revocation, which must be received prior to the beginning of the Nexstar annual meeting or the Media General special meeting, to the Secretary of Nexstar or the Secretary of Media General, as appropriate;

•	you can submit a revised proxy bearing a later date by mail, over the Internet or by telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

•	you can attend the Nexstar annual meeting or the Media General special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Nexstar Class A common stock or Media General voting common stock held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the applicable meeting.

Q:	If I am a Media General shareholder, should I send in my stock certificates now?

A:	No. Media General shareholders should not send in their certificates representing Media General voting common stock at this time. After closing of the transaction, Nexstar’s exchange agent will send you a letter of transmittal informing you how to receive the merger consideration. See “Chapter One: The Transaction –Description of the Transaction – Exchange of Shares” begining on page [●].

Q:	Are there any risks that I should consider?

A:	Yes. There are risks associated with all business combinations, including the transaction. There are also risks associated with the business of the combined company after closing of the transaction, the ownership of Nexstar Class A common stock and the ownership of the CVRs. We have described certain of these risks in more detail under “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors relating to Nexstar and Media General contained in the documents that are incorporated by reference into this joint proxy statement/prospectus, including Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015 and Media General’s Annual Report on Form 10-K for the year ended December 31, 2015. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

Q:	Are Nexstar or Media General shareholders entitled to appraisal rights?

A:	Nexstar shareholders are not entitled to appraisal rights in connection with the transaction under the General Corporation Law of the State of Delaware, which we refer to as the “DGCL,” in connection with the merger.

Under Virginia law, appraisal rights will be available to the holders of Media General voting common stock in connection with the merger unless the CVRs are distributed prior to the closing of the transaction, in which event appraisal rights will not be available to the holders of Media General voting common stock. If the CVRs are not distributed to the holders of Media General voting common stock prior to the closing of the transaction, the holders of Media General voting common stock will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of Section 13.1 of the VSCA are followed. In addition, in the event any Media General voting common stock is converted to Media General non-voting common stock prior to the Media General special meeting, holders of Media General non-voting common stock so converted will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of the VSCA, are followed. See “Chapter One: The Transaction – Appraisal Rights” beginning on page [●], as well as Article 15 of Section 13.1 of the VSCA which is attached as Appendix H to this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to a holder of Media General common stock?

A:	In general, the receipt of the merger consideration is intended to be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized by a Media General shareholder, and the timing of such gain or loss, will depend in part on the U.S. federal income tax treatment of the CVRs, which is uncertain. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Media General shareholders should also consult their own tax advisors to determine the particular tax consequences to them of the merger (including the application and effect of any U.S. federal estate, gift and other non-income tax laws and tax consequences under state, local or non-U.S. tax laws).

Q:	What happens if I sell my shares after the applicable Nexstar record date or Media General record date but before the Nexstar annual meeting or the Media General special meeting?

A:	If you transfer your shares of Nexstar Class A common stock or Media General voting common stock after the Nexstar record date or Media General record date but before the date of the Nexstar annual meeting or the Media General special meeting, as applicable, you will retain your right to vote at the Nexstar annual meeting or the Media General special meeting, as applicable, but, if you are a Media General shareholder, you will not have the right to receive the merger consideration with respect to the shares that were transferred. If you are a Media General shareholder, you must hold your shares through closing of the transaction in order to receive the merger consideration.

Q:	What are the conditions to the closing of the transaction?

A:	In addition to approval of the Nexstar share issuance proposal and the Media General merger proposal as described above, closing of the transaction is subject to the satisfaction a number of other conditions, including:

•	the expiration or early termination of the waiting period applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	the grant by the FCC of its consent to the transfer of control of the broadcast licensee subsidiaries of Media General to Nexstar, and the assignment of licenses for two full power and two low power television stations from a subsidiary of Media General to a subsidiary of Nexstar in connection with the transaction;

•	the absence of any order or injunction in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

•	the effectiveness of a registration statement on Form S-4 registering the shares of Nexstar Class A common stock to be issued to Media General shareholders in connection with the transaction and absence of any stop order related thereto;

•	the listing on the NASDAQ of the shares of Nexstar Class A common stock to be issued to Media General shareholders in the merger, subject to official notice of issuance;

•	the receipt of third-party consents under certain of Nexstar’s and Media General’s material contracts;

•	the accuracy of each party’s representations and warranties in the merger agreement (generally subject to a material adverse effect standard);

•	no material adverse effect with respect to the other party has occurred since the date of the merger agreement;

•	the performance in all material respects by each party of all obligations required to be performed by it under the merger agreement; and

•	the execution and delivery of the CVR agreement by Nexstar.

Additionally, under regulations announced by the FCC in connection with the FCC auction, we expect that, absent a waiver from the FCC, the closing of the transaction cannot occur prior to the completion of the FCC auction.

Approval of the Other Annual Meeting Matters at the Nexstar annual meeting and the Media General compensation proposal at the Media General special meeting are not conditions to the closing of the transaction.

For a more complete summary of the conditions that must be satisfied or waived prior to closing of the transaction, see “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Q:	Where can I find more information about the parties to the transaction?

A:	You can find more information about Nexstar and Media General by reading the sections of the joint proxy statement/prospectus titled “Chapter One: The Transaction – Description of the Transaction – Parties to the Transaction” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

Q:	How do I obtain the voting results from the Nexstar and Media General meetings?

A:	Preliminary voting results will be announced at the Nexstar annual meeting and the Media General special meeting and will be set forth in press releases that Nexstar and Media General intend to issue after each respective meeting. The press releases will be available on Nexstar’s and Media General’s respective websites. Final voting results for each meeting are required to be filed in a Current Report on Form 8-K filed with the SEC within four business days after each meeting.

Q:	Whom should I contact if I have any questions about these materials or voting?

A:	If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting instructions or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares as set forth below:

If you are a Nexstar shareholder, Innisfree M&A Incorporated, by telephone at (212) 750-5833 (for banks, brokers or other nominees) or (888) 750-5834 (for individual Nexstar shareholders).

If you are a Media General shareholder, MacKenzie Partners, Inc., by telephone at (800) 322-2885 or by email at proxy@mackenziepartners.com.

If your shares are held “street name,” through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain voting instruction cards or have questions on how to vote your shares.

SUMMARY

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this joint proxy statement/prospectus carefully and in its entirety, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus, and the registration statement to which this joint proxy statement/prospectus relates, including the exhibits thereto. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

References to “Nexstar” are references to Nexstar Broadcasting Group, Inc. References to “Media General” are references to Media General, Inc. References to “we” or “our” and other first person references in this joint proxy statement/prospectus refer to both Nexstar and Media General, before closing of the transaction. References to “Neptune” are references to Neptune Merger Sub, Inc. References to “Nexstar Media Group” or the “combined company” are references to the combined business of Nexstar and Media General after the closing of the transaction. References to the “transaction,” unless the context requires otherwise, means the transactions contemplated by the merger agreement, taken as a whole.

Parties to the Transaction (Page [●])

Nexstar Broadcasting Group, Inc.

Nexstar Broadcasting Group, Inc., a Delaware corporation founded in 1996, is a television broadcasting and digital media company focused exclusively on the acquisition, development and operation of television stations and interactive community websites in medium-sized markets in the United States. As of December 31, 2015, Nexstar owned, operated, programmed, or provided sales and other services to 99 full power television stations, including those owned by variable interest entities, which we refer to as “VIEs,” with which it has local service agreements, in 61 markets in the states of Alabama, Arizona, Arkansas, California, Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maryland, Michigan, Missouri, Montana, Nevada, New York, Pennsylvania, Tennessee, Texas, Utah, Vermont, Virginia, West Virginia and Wisconsin. Nexstar’s stations are affiliates of ABC, NBC, FOX, CBS, The CW, MyNetworkTV and other broadcast television networks. Nexstar reaches approximately 20.4 million viewers or 18.0% of all United States television households.

The stations Nexstar owns and operates or provides services to provide free over-the-air programming to Nexstar’s markets’ television viewing audiences. This programming includes (a) programs produced by networks with which the stations are affiliated; (b) programs that the stations produce; and (c) first-run and rerun syndicated programs that the stations acquire. Nexstar’s primary sources of revenue include the sale of commercial air time on Nexstar’s stations to local and national advertisers, revenues earned from Nexstar’s retransmission consent agreements with cable, satellite and other multichannel video programming distributors, which we refer to as MVPDs, in its broadcast markets, and the sale of advertising on Nexstar’s websites in each of its broadcast markets where Nexstar delivers community focused content.

Nexstar Class A common stock is listed on the NASDAQ under the symbol “NXST.” Nexstar’s principal executive office is located at 545 E. John Carpenter Freeway, Suite 700, Irving, TX 75062 (telephone number: (972) 373-8800).

This joint proxy statement/prospectus incorporates important business and financial information about Nexstar from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

Media General, Inc.

Media General, Inc., a Virginia corporation founded in 1850 as a newspaper company in Richmond, Virginia, is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in high quality broadcast markets across the U.S. Media General owns and operates or provides services to 71 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 48 markets. These stations reach approximately 23% of U.S. TV households. Media General’s primary network affiliations include CBS (23), NBC (13), ABC (8), Fox (8), MyNetwork TV (7) and CW Television (8). Fifty of the 71 stations are located in the top 100 designated market areas, which we refer to as “DMAs,” as grouped by Nielsen Media Research, which we refer to as “Nielsen,” while 27 of the 71 stations are located in the top 50 DMAs. Media General first entered the local television business in 1955, when Media General launched WFLA in Tampa, Florida as an NBC affiliate. Subsequently, Media General expanded its station portfolio through several acquisitions, first by purchasing high-quality, privately owned stations in the Southeast and later by purchasing four NBC-owned affiliates in 2006.

Since 2013, Media General has been a pure-play broadcaster, following a rapid and complete transformation of the company, which included the sale of its newspapers, the sale or exit of certain advertising services businesses and the sale of a broadcast equipment company. On November 12, 2013, Media General and New Young Broadcasting Holding Co., Inc., which we refer to as “Young,” were combined in an all-stock, tax-free merger transaction, which we refer to as the “Young merger.” On December 19, 2014, Media General and LIN Media LLC, which we refer to as “LIN Media” or “LIN,” were combined in a business combination transaction, which we refer to as the “LIN merger.”

Media General’s voting common stock is listed on the New York Stock Exchange, which we refer to as “NYSE,” under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

This joint proxy statement/prospectus incorporates important business and financial information about Media General from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

Neptune Merger Sub, Inc.

Neptune Merger Sub, Inc., a Virginia corporation and a wholly owned subsidiary of Nexstar, was formed solely for the purpose of consummating the merger of Neptune with and into Media General, as provided for in the merger agreement. Neptune has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction.

Neptune’s office is located at Bank of America Center, 16th Floor, 1111 E. Main Street, Richmond, VA 23219.

The Transaction (Page [●])

On January 27, 2016, Nexstar entered into a merger agreement with Media General and Neptune, pursuant to which Neptune will merge with and into Media General, with Media General surviving the merger as a wholly owned subsidiary of Nexstar.

In the merger, each share of Media General common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) $10.55 in cash, without interest, which we refer to as the “cash consideration,” (ii) 0.1249 of a share of Nexstar Class A common stock, which we refer to as the “stock consideration,” and (iii) one non-transferable CVR relating to the net proceeds (if any) from the sale of Media General’s spectrum in the FCC auction (unless the CVRs are distributed prior to the closing of the transaction), subject to certain reductions described in this joint proxy statement/prospectus. The cash consideration and the stock consideration are fixed amounts and do not increase or decrease based upon the proceeds (if any) from the disposition of either Nexstar’s or Media General’s spectrum in the FCC auction. We refer to the cash consideration, the stock consideration and the CVR, collectively, as the “merger consideration.”

No fractional shares of Nexstar Class A common stock will be issued in the merger, and Media General shareholders will receive cash in lieu of any fractional shares.

Under the merger agreement, holders of Media General common stock, stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or other stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the net proceeds (if any) from the disposition of Media General’s spectrum in the FCC auction, which we refer to as the “Media General Auction Proceeds”, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. As a result, the aggregate cash amount payable under the CVRs may be less than the full amount of the Media General Auction Proceeds. There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The merger agreement also provides that each unvested Media General stock option outstanding immediately prior to the merger will become fully vested and will be converted into an option to purchase Nexstar Class A common stock, in the same amount and at the same price as provided in the underlying Media General stock option, adjusted to account for the cash consideration and the exchange ratio for the stock consideration. All other stock-based awards of Media General outstanding immediately prior to the merger will vest in full and be converted into the right to receive the merger consideration, upon the terms and subject to the conditions set forth in the merger agreement. In the event CVRs are distributed prior to the closing of the transaction, the CVRs to be distributed to holders of Media General stock options and other stock-based awards may be withheld by Media General at the time of distribution. In that case, the CVRs will be distributed to such holders prior to, or in connection with, the closing of the transaction, together with any amounts that would have been distributed in respect of such CVRs had such CVRs been distributed to such holders at the time the CVRs were distributed to holders of Media General common stock.

Following the closing of the transaction, Nexstar will be renamed Nexstar Media Group. No vote of Nexstar shareholders or Media General shareholders is required to change Nexstar’s name under applicable law, nor is any vote being requested.

Nexstar and Media General both own television stations in the following markets: (i) Davenport, Iowa-Rock Island-Moline, Illinois; (ii) Fort Wayne, Indiana; (iii) Green Bay-Appleton, Wisconsin; (iv) Lafayette, Louisiana; (v) Roanoke-Lynchburg, Virginia; and (vi) Terre Haute, Indiana. Additionally, Media General owns multiple stations currently rated among the top four stations in the Albuquerque-Santa Fe, New Mexico market. We refer to these seven markets as the “Overlap Markets.” In order to comply with FCC’s local television ownership rule and obtain clearance under The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” necessary to consummate the transactions, Nexstar and Media General have agreed in the merger agreement to divest a television station in each of these Overlap Markets. At this time, neither Nexstar nor Media General has entered into any agreement to sell any of the television stations in the Overlap Markets. In addition, Nexstar and Media General have also agreed in the merger agreement to divest certain additional television stations in order to comply with the FCC’s national television ownership rule. Media General and Nexstar expect to identify qualified buyers, enter into sale agreements on acceptable terms, and file any necessary FCC assignment or transfer applications as soon as practicable.

Termination of the Transaction with Meredith

On January 27, 2016, prior to entering into the merger agreement, Media General and Meredith terminated the Meredith merger agreement. Simultaneously with the termination of the Meredith merger agreement, and in accordance with the terms thereof, Media General paid to Meredith a termination fee of $60 million and agreed to provide Meredith with the opportunity to negotiate for the purchase of certain broadcast and digital assets owned by Media General. As a result, the related debt commitment letter previously entered into by Media General in connection with the financing for such merger was automatically terminated in accordance with its terms. Accordingly, the proposed combination between Media General and Meredith will not occur, and Media General shareholders will not be asked to vote on such transaction.

Nexstar’s Reasons for the Transaction and Recommendation of Nexstar’s Board of Directors (Page [●])

Nexstar’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Nexstar Class A common stock to Media General shareholders in the merger, are advisable and in the best interests of Nexstar and its shareholders, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Nexstar Class A common stock to Media General shareholders in the merger and the related transaction agreements and documents. The board of directors of Nexstar recommends that holders of Nexstar Class A common stock vote “FOR” the Nexstar share issuance proposal.

The Nexstar board of directors considered a number of factors in making its determination that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Nexstar Class A common stock to Media General shareholders in the merger, are advisable and in the best interests of Nexstar and its shareholders. For a more complete discussion of these factors, see “Chapter One: The Transaction – Description of the Transaction – Nexstar’s Reasons for the Transaction and Recommendation of Nexstar’s Board of Directors” beginning on page [●].

Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors (Page [●])

Media General’s board of directors has unanimously (i) determined that the merger agreement, the plan of merger and the transaction contemplated by the merger agreement are advisable, fair to and in the best interests of Media General and its shareholders, (ii) adopted and approved in all respects the merger agreement, the plan of merger and the related transaction agreements and documents and (iii) approved the performance by Media General of its obligations under the merger agreement and the consummation of the transaction contemplated thereby. Media General’s board of directors unanimously recommends that holders of shares of Media General voting common stock vote “FOR” the Media General merger proposal and “FOR” the Media General compensation proposal.

Media General’s board of directors considered many factors in making its determination that the merger agreement, the plan of merger and the transaction contemplated by the merger agreement are advisable, fair to and in the best interests of Media General and its shareholders. For a more complete discussion of these factors, see “Chapter One: The Transaction – Description of the Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page [●].

Opinion of Nexstar’s Financial Advisor (Page [●])

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as “BofA Merrill Lynch,” Nexstar’s financial advisor, delivered to Nexstar’s board of directors a written opinion, dated January 26, 2016, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid by Nexstar in the merger. The full text of the written opinion, dated January 26, 2016, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this document and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Nexstar’s board of directors (in its capacity as such) for the benefit and use of Nexstar’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Nexstar or in which Nexstar might engage or as to the underlying business decision of Nexstar to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger or any related matter.

Opinions of Media General’s Financial Advisors (Page [●])

Opinion of RBC Capital Markets, LLC

In connection with the merger, Media General’s financial advisor, RBC Capital Markets, LLC, which we refer to as “RBC Capital Markets,” delivered a written opinion, dated January 26, 2016, to Media General’s board of directors as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received by holders of Media General voting common stock pursuant to the merger agreement. The full text of RBC Capital Markets’ written opinion, dated January 26, 2016, is attached as Annex E to this joint proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to Media General’s board of directors for the benefit, information and assistance of Media General’s board of directors (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Media General held by such holders, and did not address any other aspect of the merger or any related transactions. RBC Capital Markets’ opinion also did not address the underlying business decision of Media General to engage in the merger or related transactions or the relative merits of the merger or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the merger, any related transactions or otherwise.

Opinion of Goldman, Sachs & Co.

Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” delivered its opinion to Media General’s board of directors that, as of January 27, 2016 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated January 27, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Media General’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Media General common stock should vote with respect to the transaction or any other matter.

Key Terms of the Merger Agreement (Page [●])

Conditions to the Closing of the Transaction

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, the closing of the transaction depends on a number of conditions being satisfied or waived. These conditions include:

•	receipt of Nexstar shareholder approval of the Nexstar share issuance proposal;

•	receipt of Media General shareholder approval of the Media General merger proposal;

•	the expiration or termination of the waiting period under the HSR Act;

•	the grant by the FCC of its consent to the transfer of control of the broadcast licensee subsidiaries of Media General to Nexstar, and the assignment of licenses for two full power and two low power television stations from a subsidiary of Media General to a subsidiary of Nexstar in connection with the transaction;

•	the absence of any order or injunction in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

•	the effectiveness of a registration statement on Form S-4 registering the shares of Nexstar Class A common stock to be issued to Media General shareholders in connection with the transaction and the absence of any stop order related thereto;

•	the listing on the NASDAQ of the shares of Nexstar Class A common stock to be issued to Media General shareholders in the merger, subject to official notice of issuance;

•	the receipt of third-party consents under certain of Nexstar’s and Media General’s material contracts;

•	the accuracy of each party’s representations and warranties in the merger agreement (generally subject to a material adverse effect standard);

•	no material adverse effect with respect to the other party has occurred since the date of the merger agreement;

•	the performance in all material respects by each party of all obligations required to be performed by it under the merger agreement; and

•	the execution and delivery of the CVR agreement by Nexstar.

Additionally, under regulations announced by the FCC in connection with the FCC auction, we expect that, absent a waiver from the FCC, the closing of the transaction cannot occur prior to the completion of the FCC auction.

Approval of the Other Annual Meeting Matters at the Nexstar annual meeting and the Media General compensation proposal at the Media General special meeting are not conditions to the closing of the transaction.

If permitted under applicable law, either of Nexstar or Media General may waive a condition for its own respective benefit and consummate the transaction even though one or more of these conditions has not been satisfied. Nexstar and Media General cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or when or whether the transaction will be completed.

No Solicitation

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, Nexstar and Media General have agreed, among other things:

•	not to solicit, initiate, knowingly encourage or knowingly facilitate alternative acquisition proposals from third parties; and

•	subject to certain exceptions, not to engage in any discussions or negotiations with any third parties regarding alternative acquisition proposals.

Prior to the time that Nexstar receives shareholder approval of the Nexstar share issuance proposal:

•	the Nexstar board of directors may, upon receipt of a bona fide unsolicited acquisition proposal, contact the person making such proposal to clarify the terms and conditions and if the Nexstar board of directors determines that such acquisition proposal constitutes a superior offer or would reasonably be expected to lead to a superior offer and that the failure to take certain actions would be reasonably likely to be inconsistent with the Nexstar board of directors’ fiduciary duties to Nexstar shareholders under applicable law, then Nexstar may furnish information with respect to Nexstar and its subsidiaries to the person making the proposal and participate in discussions or negotiations with such person; and

•	the Nexstar board of directors may change its recommendation to Nexstar shareholders regarding approval of the transaction in response to an intervening event or a superior offer if the Nexstar board of directors determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Nexstar shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Media General.

Prior to the time that Media General receives shareholder approval of the Media General merger proposal:

•	the Media General board of directors may, upon receipt of a bona fide unsolicited acquisition proposal, contact the person making such proposal to clarify the terms and conditions and if the Media General board of directors determines that such acquisition proposal constitutes a superior offer or would reasonably be expected to lead to a superior offer and that the failure to take certain actions would be reasonably likely to be inconsistent with the Media General board of directors’ fiduciary duties to Media General shareholders under applicable law, then Media General may furnish information with respect to Media General and its subsidiaries to the person making the proposal and participate in discussions or negotiations with such person;

•	Media General may, subject to compliance with certain obligations set forth in the merger agreement, including the payment of a termination fee to Nexstar, terminate the merger agreement to enter into a definitive agreement to accept a bona fide acquisition proposal that constitutes a superior offer in accordance with the merger agreement, subject to customary notice and matching rights in favor of Nexstar; and

•	the Media General board of directors may change its recommendation to Media General shareholders regarding adopting the merger agreement in response to an intervening event or a superior offer if the Media General board of directors determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Media General shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Nexstar.

Subject to the parties’ rights to terminate the merger agreement, including Media General’s right to terminate the merger agreement as described above, each party has agreed to submit the transaction in the manner described in this joint proxy statement/prospectus to a vote of its shareholders for approval notwithstanding any change in recommendation by its board of directors.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing of the transaction in any of the following ways:

•	by mutual consent of Nexstar and Media General;

•	by either Nexstar or Media General:

•	if any U.S. federal or state court shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting either of the merger;

•	if the transaction has not been consummated on or before the “outside date,” which is January 27, 2017, subject to an automatic extension to April 27, 2017 in certain circumstances, which we also refer to herein as the “outside date,” described in the section entitled “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement” beginning on page [●], if the only outstanding unfulfilled conditions relate to HSR or FCC approval, and subject to an extension, in the event the marketing period has not ended by the last business day prior to the outside date, to the fifth business day following the final date of the marketing period;

•	if, after completion of the Nexstar annual meeting (including any adjournment or postponement thereof), Nexstar shareholders have not approved the Nexstar share issuance proposal;

•	if, after completion of the Media General special meeting (including any adjournment or postponement thereof), Media General shareholders have not approved the Media General merger proposal;

•	if there has been an uncured breach by the other party of any of the representations and warranties or covenants of the other party in the merger agreement and as a result of such breach the related closing conditions cannot be satisfied by the earlier of (x) 30 days following notice of such breach or (y) the outside date; or

•	if the other party fails to consummate the closing of the transaction within three business days after the day such party is required to consummate the closing of the transaction under the merger agreement;

•	by Nexstar:

•	prior to the approval of the Media General merger proposal by Media General shareholders, if Media General breaches or fails to perform in any material respect its no solicitation covenant or its obligations with respect to the Media General special meeting; or

•

prior to the approval of the Media General merger proposal by Media General shareholders, if Media General’s board of directors (x) fails to include its recommendation of the Media General merger proposal in this joint proxy statement/prospectus or changes its recommendation for the Media General merger proposal or (y) fails to reaffirm its recommendation of the Media General merger proposal within ten business days after both an acquisition proposal for Media General is made public and Media General receives a written request from Nexstar to do so;

•	by Media General:

•	prior to the approval of the Nexstar share issuance proposal by Nexstar shareholders, if Nexstar breaches or fails to perform in any material respect its no solicitation covenant or its obligations with respect to the Nexstar annual meeting;

•	prior to the approval of the Nexstar share issuance proposal by Nexstar shareholders, if Nexstar’s board of directors (x) fails to include its recommendation of the Nexstar share issuance proposal in this joint proxy statement/prospectus or changes its recommendation for the Nexstar share issuance proposal or (y) fails to reaffirm its recommendation of the Nexstar share issuance proposal within ten business days after both an acquisition proposal for Nexstar is made public and Nexstar receives a written request from Media General to do so; or

•	prior to the approval of the Media General merger proposal by Media General shareholders, if the Media General board of directors determines to enter into a definitive agreement for an unsolicited alternative business combination transaction that the board of directors of Media General determines to be superior to the transaction, so long as Media General complies with certain notice and other requirements set forth in the merger agreement and pays to Nexstar a termination fee substantially concurrently with such termination.

Termination Fee

Nexstar would be required to pay Media General (including following a change of recommendation of Nexstar’s board of directors):

•	an $80 million termination fee if it consummates an alternative business combination transaction within one year after termination of the merger agreement or enters into an agreement for such a transaction within one year after termination of the merger agreement and that transaction is consummated; and

(i)	an acquisition proposal in respect of Nexstar is made public (and not withdrawn) at or prior to the Nexstar annual meeting and the merger agreement is terminated due to the failure of Nexstar shareholders to approve the Nexstar share issuance proposal; or

(ii)	the merger agreement is terminated due to the transaction not being consummated by the outside date and an acquisition proposal in respect of Nexstar is made public (and not withdrawn) prior to such termination and Nexstar shareholders failed to approve the Nexstar share issuance proposal at the Nexstar annual meeting; or

•	a $20 million termination fee if Nexstar shareholders do not approve the Nexstar share issuance at a shareholder meeting held for such purpose. If paid, the $20 million termination fee would be credited against any $80 million termination fee that Nexstar subsequently is required to pay Media General.

Media General would be required to pay Nexstar:

•	an $80 million termination fee if, prior to the Media General annual meeting, Media General terminates the merger agreement to enter into a definitive agreement to accept a superior offer;

•	an $80 million termination fee if it consummates an alternative business combination transaction within one year after termination of the merger agreement or enters into an agreement for such a transaction within one year after termination of the merger agreement and that transaction is consummated; and

(i)	an acquisition proposal in respect of Media General is made public (and not withdrawn) at or prior to the Media General special meeting and the merger agreement is terminated due to the failure of Media General shareholders to approve the Media General merger proposal; or

(ii)	the merger agreement is terminated due to the transaction not being consummated by the outside date and an acquisition proposal in respect of Media General is made public (and not withdrawn) prior to such termination and Media General shareholders failed to approve the Media General merger proposal at the Media General special meeting; or

•	a $20 million termination fee if Media General shareholders do not approve the Media General merger proposal at a shareholder meeting held for such purpose. If paid, the $20 million termination fee would be credited against any $80 million termination fee that Media General subsequently is required to pay Nexstar.

In no case will either Nexstar or Media General be required to pay to Media General or Nexstar, as applicable, a termination fee in excess of $80 million.

NASDAQ Listing of Nexstar Class A common stock (Page [●])

Nexstar is required under the terms of the merger agreement to apply to list the shares of Nexstar Class A common stock to be issued to Media General shareholders in the merger on the NASDAQ.

Delisting and Deregistration of Media General Voting Common Shares (Page [●])

The Media General voting common stock is listed and trades on the NYSE under the symbol “MEG.” Following the closing of the transaction, Media General voting common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and will cease to be publicly traded.

CVR Agreement (Page [●])

Under the merger agreement, holders of Media General common stock, stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or other stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the Media General Auction Proceeds, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. As a result, the aggregate cash amount payable under the CVRs may be less than the full amount of the Media General Auction Proceeds.

Distributions (if any) will be made to CVR holders only when cash proceeds from the sale of Media General’s spectrum are received and may be made prior to the closing of the transaction.

Because distributions (if any) will be made to CVR holders based on estimates of transaction expenses, tax adjustments and all other components of the total cash proceeds, an amount equal to 5% of all distributions to CVR holders (other than the final distribution) will be held back to cover any adjustments to the estimated total distribution amount once actual amounts are determined. The final calculation of the net proceeds distributable to CVR holders will be made after all proceeds from the FCC auction are received and all expenses and adjustments are determined (or, if earlier, five years following the completion of the FCC auction). Accordingly, depending on whether net proceeds distributable to CVR holders are greater or less than the amounts previously distributed to CVR holders under the terms of the CVR agreement, the holdback amount will be paid out to CVR holders or retained by Nexstar, respectively.

The CVRs may be distributed before or after the closing of the transaction. In the event CVRs are distributed prior to the closing of the transaction, the CVRs to be distributed to holders of Media General stock options and other stock-based awards may be withheld by Media General at the time of distribution. In that case, the CVRs will be distributed to such holders prior to, or in connection with, the closing of the transaction, together with any amounts that would have been distributed in respect of such CVRs had such CVRs been distributed to such holders at the time the CVRs were distributed to holders of Media General common stock. If the completion of the FCC auction occurs prior to the closing of the transaction, Media General has the right to execute the CVR agreement and cause the distribution of the CVRs to the holders of Media General common stock, Media General stock options and Media General stock-based awards. In such case, Nexstar would be required to enter into the CVR agreement (or a joinder thereto) as a substitute obligor. In the event that Media General has not distributed CVRs prior to the closing of the transaction, Nexstar is required to enter into the CVR agreement upon the closing of the transaction.

The CVRs may not be sold, assigned, transferred, pledged, or encumbered in any manner, subject to limited exceptions, that include transfers by will or intestacy, by inter vivos, or pursuant to a court order.

The CVRs do not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any holder. The CVRs do not represent any equity or ownership interest in Media General, Nexstar, the combined company or in any other person.

There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

See also “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●] for more detail. The form of CVR agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Nexstar and Media General encourage you to read the entire form of CVR agreement carefully because it is the principal document governing the CVRs.

Media General Voting Agreement (Page [●])

In connection with the execution of the merger agreement, certain affiliates of Kainos Capital and John R. Muse, a member of the Media General board of directors, which we refer to as the “Media General supporting shareholders,” have entered into a voting and support agreement with Nexstar and Media General, pursuant to which, prior to the earlier of the closing of the transaction or the termination of the merger agreement, the Media General supporting shareholders have agreed to vote all of their shares of Media General voting common stock

(i) in favor of the approval of the Media General merger proposal and the other transactions contemplated by the merger agreement and (ii) against other acquisition proposals and certain other actions and transactions, as described in the Media General voting agreement. The Media General supporting shareholders also agreed to certain transfer restrictions with respect to their Media General voting common shares and to refrain from solicitation of other acquisition proposals prior to the earlier of the closing of the transaction or the termination of the merger agreement. See “Chapter One: The Transaction – The Agreements – Description of the Media General Voting Agreement” beginning on page [●] for more detail. The Media General supporting shareholders collectively control approximately 8.8% of the outstanding shares of Media General voting common stock as of the Media General record date.

Financing of the Transaction (Page [●])

On January 27, 2016, in connection with signing the merger agreement, Nexstar entered into a commitment letter, which we refer to as the “debt commitment letter” (as further amended and restated), with Bank of America, N.A., which we refer to as “BANA,” Credit Suisse AG, which we refer to as “Credit Suisse,” Deutsche Bank AG New York Branch and Deutsche Bank AG Cayman Islands Branch, which we collectively refer to as “Deutsche Bank,” and certain of their respective affiliates for a commitment with respect to the financing required by Nexstar to consummate the transaction and the refinancing of certain indebtedness of Nexstar, Media General and certain of their VIEs. On February 5, 2016, the debt commitment letter was amended and restated to join the following additional financial institutions with BANA, Credit Suisse and Deutsche Bank as commitment parties in connection with the financing for the transaction: SunTrust Bank, Barclays Bank PLC, Wells Fargo Bank, National Association and WF Investment Holdings, LLC and certain of their respective affiliates. On February 11, 2016, the debt commitment letter was further amended and restated to join the following financial institutions as commitment parties: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Capital One, N.A., Citizens Bank, National Association and Fifth Third Bank and certain of their respective affiliates. On February 11, 2016, the debt commitment letter was also amended by increasing the commitment under the senior secured term A loan facilities from $250.0 million to $255.0 million. On February 24, 2016, the debt commitment letter was further amended and restated to increase the commitment under the senior secured term A loan facilities from $255.0 million to $270.0 million and to decrease the commitment under the senior secured term B loan facilities from $2,870.0 million to $2,850.0 million. Commitments of the commitment parties were also adjusted on February 24, 2016. The financing under the debt commitment letter, the availability of which is contingent on the satisfaction of certain conditions, including the closing of the transaction, provides for credit facilities in an aggregate principal amount of up to $4,725.0 million, consisting of a combination of the following: (i) senior secured revolving credit facilities in an aggregate principal amount of $175.0 million, (ii) senior secured term A loan facilities in an aggregate principal amount of $270.0 million, (iii) senior secured term B loan facilities in an aggregate principal amount of $2,850.0 million, (iv) a senior secured short-term term facility in an aggregate principal amount of $250.0 million, which will be reduced by the amount of unrestricted cash and cash equivalents on hand at Nexstar and Media General immediately prior to the consummation of the transaction in excess of certain divesture proceeds received by Nexstar and (v) senior unsecured bridge facility in an aggregate principal amount of up to $1,180.0 million to the extent Nexstar fails to issue senior unsecured notes or other securities with an aggregate principal amount of up to $1,180.0 million on or prior to the consummation of the transaction. Each of the facilities will bear interest at LIBOR plus an applicable margin. The senior secured facilities will be secured by liens on substantially all of Nexstar’s assets and will be guaranteed by certain of its subsidiaries and VIEs. Various economic terms of the debt financing are subject to change in the process of syndication. In connection with the transaction, it is currently expected that substantially all of Nexstar’s, Media General’s and certain of their respective VIEs’ existing credit facilities will be repaid and the commitments thereunder terminated at or prior to the closing of the transaction, and LIN Television Corporation’s 6.375% Senior Notes due 2021, which we refer to as the “Media General 2021 Notes,” will be repaid in full (whether by redemption, tender offer or other defeasance) and LIN Television Corporation’s 5.875% Senior Notes due 2022, which we refer to as the “Media General 2022 Notes,” will be subject to a change of control offer in accordance with the indenture governing the Media General 2022 Notes. See “Chapter One: The Transaction – Description of the Transaction – Financing of the Transaction” beginning on page [●].

Regulatory Approvals (Page [●])

The closing of the transaction is conditioned, among other things, on the expiration or termination of the waiting period under the HSR Act, receipt from the FCC of consent to the transfers of control of the broadcast licensee subsidiaries of Media General to Nexstar, and the assignment of licenses for two full power and two low power television stations from a subsidiary of Media General to a subsidiary of Nexstar (collectively, the “transfers of control and assignments”). Each of Nexstar and Media General filed a Notification and Report Form with the U.S. Federal Trade Commission, which we refer to as the “FTC,” and the Antitrust Division of the Department of Justice, which we refer to as the “Antitrust Division,” on February 11, 2016. On March 14, 2016, each of Nexstar and Media General received a request for additional information (second request) from the Antitrust Division. As a result, the HSR Act waiting period will expire 30 days after both Nexstar and Media General substantially comply with the second request, unless the waiting period is earlier terminated by the Antitrust Division.

The applications for FCC consent to the transaction were filed on February 10 and 11, 2016, and the FCC provided public notice of the filing of the applications on February 16 and 17, 2016. Additionally, under regulations announced by the FCC in connection with the FCC auction, we expect that, absent a waiver from the FCC, the closing of the transaction cannot occur prior to the completion of the FCC auction.

For additional information relating to the regulatory approvals, see “Chapter One: The Transaction – Description of the Transaction – Regulatory Approvals” beginning on page [●], and “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Merger (Page [●])

In general, the receipt of the merger consideration is intended to be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized by a Media General shareholder, and the timing of such gain or loss, will depend in part on the U.S. federal income tax treatment of the CVRs, which is uncertain. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Media General shareholders should also consult their own tax advisors to determine the particular tax consequences to them of the merger (including the application and effect of any U.S. federal estate, gift and other non-income tax laws and tax consequences under state, local or non-U.S. tax laws).

Officers and Directors of the Combined Company after the Transaction (Page [●])

Prior to the closing of the transaction, Nexstar will take all actions necessary such that, effective as of immediately following the effective time of the merger, the size of its board of directors will be nine members and two current members of the Media General board of directors will be appointed to serve as directors of Nexstar (currently expected to be Dennis FitzSimons and John Muse). Assuming the Class I directors are re-elected at the Nexstar annual meeting, the seven current Nexstar directors are expected to remain on the board of directors following the closing of the transaction. The current executive officers of Nexstar are expected to remain unchanged.

For a further description of the governance of the combined company following the closing of the transaction, see “Chapter One: The Transaction – Description of Nexstar Class A Common Stock” beginning on page [●], “Chapter One: The Transaction – Comparison of Shareholder Rights” beginning on page [●] and

“Chapter One: The Transaction – Description of the Transaction – Officers and Directors of the Combined Company after the Transaction” beginning on page [●].

Interests of Nexstar’s Directors and Executive Officers in the Transaction (Page [●])

In considering the recommendation of the Nexstar board of directors, Nexstar shareholders should be aware that certain of Nexstar’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Nexstar shareholders generally. The Nexstar board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that Nexstar shareholders vote for the Nexstar share issuance and Nexstar adjournment proposals. For additional information on the interests of Nexstar’s directors and officers in the transaction, see “Chapter One: The Transaction – Interests of Nexstar’s Directors and Executive Officers in the Transaction” beginning on page [●].

Interests of Media General’s Directors and Executive Officers in the Transaction (Page [●])

In considering the recommendation of the Media General board of directors, Media General shareholders should be aware that certain of Media General’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Media General shareholders generally. The Media General board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that Media General shareholders vote for the Media General merger proposal and the Media General compensation proposal. For additional information on the interests of Media General’s directors and officers in the transaction, see “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●].

Voting by Nexstar’s Directors and Executive Officers (Page [●])

As of the Nexstar record date, the directors and executive officers of Nexstar beneficially owned, in the aggregate, [●] shares (or approximately [●]%) of the Nexstar Class A common stock. For additional information regarding the votes required to approve the proposals to be voted on at the Nexstar annual meeting, see “The Nexstar Annual Meeting – Vote Required” beginning on page [●]. The directors and executive officers of Nexstar holding approximately [●] shares (or approximately [●]%) of Nexstar Class A common stock have informed Nexstar that they currently intend to vote all of their shares for the proposals to be voted on at the Nexstar annual meeting.

Voting by Media General’s Directors and Executive Officers (Page[●])

As of the Media General record date, the directors and executive officers of Media General beneficially owned, in the aggregate, [●] shares (or approximately [●]%) of Media General voting common stock. For additional information regarding the votes required to approve the proposals to be voted on at the Media General special meeting, see “The Media General Special Meeting – Vote Required” beginning on page [●]. The directors and executive officers of Media General holding approximately [●] shares (or approximately [●]%) of Media General voting common stock have informed Media General that they currently intend to vote all of their Media General voting common stock for the proposals to be voted on at the Media General special meeting. In addition, pursuant to the Media General voting agreement, the Media General supporting shareholders, who collectively hold approximately 8.8% of the outstanding shares of Media General voting common stock as of the Media General record date and which are included in the shares held by Media General’s officers and directors referred to in the previous sentence, agreed to vote their shares in favor of the Media General merger proposal and the transactions contemplated by the merger agreement. For additional information regarding the voting agreements, see “The Agreements – Description of the Media General Shareholders’ Voting Agreement” beginning on page [●].

Appraisal Rights (Page [●])

Nexstar

Nexstar shareholders will not have appraisal rights under the DGCL with respect to the merger.

Media General

Under Virginia law, appraisal rights will be available to the holders of Media General voting common stock in connection with the merger unless the CVRs are distributed to holders of Media General voting common stock prior to the closing of the transaction. If the CVRs are not distributed to the holders of Media General voting common stock prior to the closing of the transaction, the holders of Media General voting common stock will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of Section 13.1 of the VSCA are followed. In addition, in the event any Media General voting common stock is converted to Media General non-voting common stock prior to the Media General special meeting, holders of Media General non-voting common stock so converted will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of the VSCA, are followed. See “Chapter One: The Transaction – Appraisal Rights” beginning on page [●], as well as Article 15 of Section 13.1 of the VSCA which is attached as Appendix H to the accompanying joint proxy statement/prospectus.

If you are a holder of shares of Media General common stock outstanding immediately before the effective time of the merger and you have not voted in favor of the approval of the merger agreement and have complied with all of the appraisal provisions of the VSCA described under “Chapter One: The Transaction – Appraisal Rights,” beginning on page [●], to the extent such appraisal provisions are applicable, your shares of Media General common stock will not be converted into the right to receive the merger consideration, but, rather, you will have the right to receive such consideration as may be determined to be due to you pursuant to the procedures set forth in Article 15 of Sections 13.1 of the VSCA. If you withdraw your demand for appraisal or fail to perfect or otherwise lose your right of appraisal, in any case, pursuant to the VSCA, your shares of Media General common stock will be deemed to have been converted into the right to receive the merger consideration.

Media General shareholders interested in exercising appraisal rights, if available, are urged to consult with their legal counsel to determine the appropriate procedures for the making of a notice of intent to demand payment.

Risk Factors (Page [●])

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus.

NEXSTAR SELECTED HISTORICAL FINANCIAL STATEMENT DATA

Set forth below are selected consolidated financial data for Nexstar. The financial statement data as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 are derived from Nexstar’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015. The financial statement data as of December 31, 2013, December 31, 2012 and December 31, 2011 and for the years ended December 31, 2012 and December 31, 2011 are derived from the audited financial statements of Nexstar, which financial statements are not included in or incorporated by reference into this joint proxy statement/prospectus. The period-to-period comparability of Nexstar’s consolidated financial statements is affected by acquisitions of digital media businesses and television stations, and related consolidations of VIEs. In 2015, Nexstar acquired 14 full power television stations, including consolidated VIEs, net, and 2 digital media businesses. In 2014, Nexstar acquired 12 full power television stations, including consolidated VIEs, and 2 digital media businesses. In 2013, Nexstar acquired 9 full power television stations, including consolidated VIEs, net. In 2012, Nexstar acquired 9 full power television stations and one digital media business and disposed of one full power station.

The financial statement data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Nexstar and the related notes contained in its annual and quarterly reports and the other information that Nexstar has previously filed with the SEC and which is incorporated into this joint proxy statement/prospectus by reference. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●]. Amounts below are presented in thousands, except per share amounts.

Statements of Operations Data for the years ended December 31:	2015	2014	2013	2012	2011

Net revenue	$896,377	$631,311	$502,330	$378,632	$306,491
Operating expenses:
Corporate expenses	44,856	35,174	26,339	24,636	19,780
Direct operating expenses, net of trade	293,288	178,781	139,807	84,743	73,829
Selling, general and administrative expenses, excluding corporate	187,624	140,255	125,874	93,367	85,848
Trade and barter expense	46,651	31,333	30,730	20,841	21,270
Depreciation	47,222	35,047	33,578	23,555	21,845
Amortization of intangible assets	48,475	25,850	30,148	22,994	25,979
Amortization of broadcast rights, excluding barter	22,154	11,634	12,613	8,591	9,947

Income from continuing operations (1)	206,107	173,237	103,241	99,905	47,993
Interest expense, net	(80,520)	(61,959)	(66,243)	(51,559)	(53,004)
Loss on extinguishment of debt, net (2)	—	(71)	(34,724)	(3,272)	(1,155)
Other expenses	(517)	(556)	(1,459)	—	—

Income (loss) from continuing operations before income tax expense	125,070	110,651	815	45,074	(6,166)
Income tax (expense) benefit (3)	(48,687)	(46,101)	(2,600)	132,279	(5,725)

Income (loss) from continuing operations	76,383	64,550	(1,785)	177,353	(11,891)

Gain on disposal of station, net of income tax expense (4)	—	—	—	5,139	—

Net income (loss)	76,383	64,550	(1,785)	182,492	(11,891)
Net loss attributable to noncontrolling interests	1,301	—	—	—	—

Net income (loss) attributable to Nexstar	$77,684	$64,550	$(1,785)	$182,492	$(11,891)

Net income per common share attributable to Nexstar:
Basic	$2.50	$2.10	$(0.06)	$6.31	$(0.42)
Diluted	$2.42	$2.02	$(0.06)	$5.94	$(0.42)
Weighted average common shares outstanding:
Basic	31,100	30,774	29,897	28,940	28,626
Diluted	32,091	32,003	29,897	30,732	28,626
Dividends declared per common share	$0.76	$0.60	$0.48	—	—

(1)	Income from operations is generally higher during even-numbered years, when advertising revenue is increased due to the occurrence of state and federal elections and the Olympic Games. However, due to the accretive acquisitions in the years ended December 31, 2012 through 2015, the income from operations increased over time.
(2)	In the year ended December 31, 2013, Nexstar retired the $325.0 million outstanding principal balance under its 8.875% Senior Second Lien Notes. The retirement resulted in a loss on extinguishment of debt of $34.3 million.
(3)	In the fourth quarter of 2012, Nexstar decreased its valuation allowance by $151.4 million resulting in an income tax benefit for the year.
(4)	Nexstar recognized a $5.1 million gain on disposal of KBTV, net of $3.1 million income tax expense, during the year ended December 31, 2012.

Balance Sheet data, as of December 31:	2015	2014	2013	2012	2011
Cash and cash equivalents	$43,416	$131,912	$40,028	$68,999	$7,546
Working capital	113,967	178,661	78,659	96,462	39,605
Net intangible assets and goodwill	1,255,358	772,660	649,793	491,096	335,602
Total assets	1,835,134	1,414,102	1,146,971	931,799	576,340
Total debt	1,476,214	1,220,369	1,054,368	843,626	636,314
Total shareholders’ equity (deficit)	86,373	56,537	(13,231)	2,239	(184,119)

Statements of Cash Flows data, for the years ended December 31:	2015	2014	2013	2012	2011
Net cash provided by (used in):
Operating activities	$197,266	$166,527	$27,339	$79,888	$40,340
Investing activities	(474,341)	(230,033)	(248,118)	(238,617)	(54,579)
Financing activities	188,579	155,390	191,808	220,182	(1,873)
Capital expenditures, net of proceeds from asset sales	25,397	20,300	18,736	17,250	13,316
Cash payments for broadcast rights	22,473	12,025	14,191	9,169	10,149

MEDIA GENERAL SELECTED HISTORICAL FINANCIAL STATEMENT DATA

Set forth below are selected consolidated financial data for Media General. On December 19, 2014, which we refer to as the “LIN closing date,” old Media General, Inc., now known as MGOC, Inc., which we refer to as “Old Media General,” and LIN were combined in the LIN merger. As a result of the LIN merger, Media General, formerly known as Mercury New Holdco, Inc., became the parent public-reporting company of the combined company, LIN Television became a direct, wholly owned subsidiary of Media General and Old Media General became a direct, wholly owned subsidiary of LIN Television and an indirect, wholly owned subsidiary of Media General. Also on the LIN closing date, Media General, through its wholly owned subsidiaries, completed the sale of the following television stations: (i) WJAR-TV in Providence, Rhode Island; (ii) WLUK-TV and WCWF-TV in Green Bay-Appleton, Wisconsin; (iii) certain assets of WTGS-TV in Savannah, Georgia; (iv) WVTM-TV in Birmingham, Alabama; (v) WJCL-TV in Savannah, Georgia; and (vi) WALA-TV in Mobile, Alabama. It also completed the purchase of the following television stations: (i) KXRM-TV and KXTU-LD in Colorado Springs, Colorado, (ii) WTTA-TV in Tampa, Florida and (iii) WHTM-TV in Harrisburg, Pennsylvania.

On November 12, 2013, Media General and Young were combined in the Young merger. Although Old Media General was the legal acquirer of Young in the transaction, the transaction was accounted for as a reverse merger, whereby Young was deemed to have acquired Old Media General for accounting purposes only. Consequently, the consolidated financial statements of Old Media General, which we refer to for this purpose as “Legacy Media General,” the legal acquirer and the continuing public corporation in the transaction, have been prepared with Young as the surviving entity but named Media General, Inc. Accordingly, prior period financial information presented for Media General in the consolidated financial statements reflects the historical activity of Young for all periods through the date of the consummation of the Young merger.

The financial data as of and for the years ended December 31, 2015 and December 31, 2014, and for the year ended December 31, 2013 are derived from Media General’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Media General’s Annual Report on Form 10-K for the year ended December 31, 2015 and reflect the operating results of LIN from the LIN closing date through December 31, 2014, and the results of Young from January 1, 2013 to November 11, 2013, and the results of the combined Media General and Young from November 12, 2013 through December 31, 2013. The financial data as of December 31, 2013 and as of and for the years ended December 31, 2012 and December 31, 2011 are derived from the audited financial statements of Media General, which financial statements are not included in or incorporated by reference into this joint proxy statement/prospectus and reflect the historical results of Young for those periods prior to the date of the consummation of the Young merger. Earnings per share was not previously presented in the audited financial statements of Young but is included for the successor periods below for comparison purposes.

The financial data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Media General and the related notes contained in its annual reports and the other information that Media General has previously filed with the SEC and which is incorporated into this joint proxy statement/prospectus by reference. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(in thousands, except per share amounts)
Statement of Operations Data:
Net operating revenue	$1,304,943	$674,963	$269,912	$228,183	$174,520
Operating income	81,994	115,104	33,827	55,493	21,304
Net income (loss) attributable to Media General (1)	(39,459)	53,506	6,140	35,921	103,924
Net earnings per common share (basic) (2)	(0.31)	0.59	0.11	0.82	1.91
Net earnings per common share (assuming dilution) (2)	(0.31)	0.58	0.10	0.53	1.14
Other Financial Data:
Total current assets	$354,648	$468,090	$203,296	$72,587	$95,901
Total assets (3)	4,408,352	4,697,447	1,921,368	483,197	510,601
Total current liabilities, excluding current portion of long-term debt and capital lease obligations	152,765	177,085	68,622	34,169	24,633
Long-term debt, including current portion and capital lease obligations (4)	2,236,017	2,412,758	918,309	154,462	82,587
Cash dividends per share	—	—	—	—	—

Operating results for 2013 include the results of Legacy Media General for the period November 12 through December 31, 2013. Operating results for 2014 include the results of LIN for the period December 19, 2014 through December 31, 2014.

(1)	In the year ended December 31, 2011, Young released the valuation allowance on its deferred tax assets in the amount of $97 million. In 2015, Media General recorded a noncash, pretax impairment charge of $53 million.
(2)	Earnings per share for the years ended December 31, 2013, 2012 and 2011 has been adjusted to reflect Young shares multiplied by the exchange ratio of: 730.6171 shares of Media General for each share and share equivalent of Young.
(3)	Total assets as of December 31, 2013 include the impact of the Young merger. Total assets as of December 31, 2014 reflect the LIN merger.
(4)	The increase in long-term debt during the year ended December 31, 2012 is primarily the result of draw-downs from a new $175 million senior credit facility, which was put in place in December in 2011. Long-term debt as of December 31, 2013 reflects the impact of the Young merger. Long-term debt as of December 31, 2014 reflects the impact of the LIN merger.

COMPARATIVE PER SHARE DATA

The following table presents for the years ended December 31, 2015 and December 31, 2014 selected historical per share information of Nexstar and Media General. Also set forth below is information for the combined company on an unaudited pro forma basis, calculated using the acquisition method of accounting, as if the transaction had been effective as of January 1, 2015, the first day of the pro forma combined company’s fiscal year ended December 31, 2015, in the case of earnings per share, which we refer to as “pro forma combined” information. The pro forma combined information is also presented on a hypothetical basis per Media General voting common share, which we refer to as “Media General equivalent” information.

The historical per share information of Nexstar below is derived from the audited consolidated financial statements of Nexstar as of, and for the years ended, December 31, 2015 and December 31, 2014. The historical per share information of Media General below is derived from the audited consolidated financial statements of Media General as of, and for the years ended, December 31, 2015 and December 31, 2014.

The pro forma combined and the Media General equivalent per share information presented below is calculated using the acquisition method of accounting, as if the transaction had been effective on January 1, 2015, the first day of the combined company’s fiscal year ended December 31, 2015, in the case of earnings per share.

The acquisition method of accounting is based on Accounting Standards Codification, which we refer to as “ASC,” 805, and uses the fair value concept as defined in ASC 820, Fair Value Measurements and Disclosures. Acquisition accounting requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Media General’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Media General at their preliminary estimated fair value. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The pro forma combined and the Media General equivalent per share information does not purport to represent the actual results of operations that Media General would have achieved had the companies been combined during these periods or to project the future results of operations that the combined company may achieve after closing of the transaction.

The Media General equivalent per share information is calculated by multiplying the pro forma combined amounts for the combined company by 0.1249, which represents the ratio of shares of Nexstar Class A common stock to be received for each Media General common share in the merger. This calculation does not take into account the cash consideration or any value attributable to the CVRs to be received by holders of Media General common shares in the merger.

You should read the information in this section in conjunction with the “Chapter One: The Transaction – Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●], with Nexstar’s historical consolidated financial statements and related notes that Nexstar has previously filed with the SEC and which are incorporated in this joint proxy statement/prospectus by reference, and with Media General’s historical consolidated financial statements and related notes that Media General has previously filed with the SEC and which are incorporated in this joint proxy statement/prospectus by reference. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Nexstar Historical Per Share Data:
Earnings Per Share
Basic	$2.50	$2.10
Diluted	$2.42	$2.02
Dividends Per Share	$0.76	$0.60
Book Value Per Share at Period End	$2.82	$1.81

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Media General Historical Per Share Data:
Earnings (Loss) Per Share
Basic	$(0.31)	$0.59
Diluted	$(0.31)	$0.58
Dividends Per Share	—	—
Book Value Per Share at Period End	$11.26	$11.55

For the Year Ended December 31, 2015
Pro Forma Combined Per Share Data:
Loss Per Share
Basic	$(1.86)
Diluted	$(1.86)
Book Value Per Share at Period End	$17.56

For the Year Ended December 31, 2015
Media General Equivalent Per Share Data:
Loss Per Share
Basic	$(0.23)
Diluted	$(0.23)
Book Value Per Share at Period End	$2.19

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The following table sets forth the closing sales prices per share of the Nexstar Class A common stock, which trades on the NASDAQ under the symbol “NXST,” and Media General voting common stock, which trades on the NYSE under the symbol “MEG,” on the following dates:

•	January 26, 2016, the last full trading day before the announcement of the execution of the merger agreement; and

•	[●], the last full trading day for which this information could reasonably be calculated before the date of this joint proxy statement/prospectus.

There is no established trading market for the non-voting common stock of Media General, which is convertible at any time (subject to limitations in Media General’s articles of incorporation) into Media General voting common stock. There are no outstanding shares of non-voting common stock of Media General currently.

	Nexstar Class A common stock		Media General voting common stock		Implied Per Share Value of Merger Consideration (Excluding CVR)
January 26, 2016		$49.14		$16.13		$16.69
[●], 2016	$	[●]	$	[●]	$	[●]

The table above also shows the implied value of the merger consideration proposed for each share of Media General voting common stock as of the same two dates, excluding any value attributable to the CVRs. This implied value was calculated by multiplying the closing price of a share of Nexstar Class A common stock on the relevant date by the exchange ratio of 0.1249, representing the stock portion of the merger consideration, and adding $10.55, the cash portion of the merger consideration. Media General shareholders will not receive any consideration for their Media General common shares until the merger is completed, which may be a substantial time period after the meetings. In addition, the exchange ratio for determining the number of shares of Nexstar Class A common stock that Media General shareholders will receive in the merger is fixed and the stock consideration will not be adjusted for changes in the market price of the Nexstar Class A common stock or the Media General voting common stock. Therefore, the market value of the Nexstar Class A common stock that Media General shareholders will be entitled to receive on the closing of the transaction will depend on the market value of the Nexstar Class A common stock immediately before the transaction is completed and could vary significantly from the market value on the date of the announcement of the merger agreement, the date that this joint proxy statement/prospectus was first mailed to Nexstar shareholders or Media General shareholders or the date of the Nexstar annual meeting or the Media General special meeting.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Nexstar Class A common stock and Media General voting common stock (or, for periods preceding November 12, 2013, Media General’s Class A common stock) as reported on the NASDAQ (in the case of Nexstar) and the NYSE (in the case of Media General) and the dividends paid out during these periods.

	Nexstar			Media General
	High	Low	Dividends Paid	High	Low	Dividends Paid
2015 Calendar Year
Quarter Ended December 31, 2015	$61.79	$45.02	$0.19	$16.68	$13.73	—
Quarter Ended September 30, 2015	60.31	42.01	0.19	17.02	9.74	—
Quarter Ended June 30, 2015	60.21	53.82	0.19	17.60	15.18	—
Quarter Ended March 31, 2015	59.45	45.97	0.19	17.28	13.67	—
2014 Calendar Year
Quarter Ended December 31, 2014	53.55	36.41	0.15	18.00	12.45	—
Quarter Ended September 30, 2014	53.66	38.96	0.15	23.75	12.88	—
Quarter Ended June 30, 2014	52.03	34.65	0.15	21.13	14.60	—
Quarter Ended March 31, 2014	55.93	32.20	0.15	23.97	15.39	—
2013 Calendar Year
Quarter Ended December 31, 2013	56.42	40.01	0.12	23.55	12.61	—
Quarter Ended September 30, 2013	44.96	28.88	0.12	14.50	9.68	—
Quarter Ended June 30, 2013	36.02	16.30	0.12	11.45	5.78	—
Quarter Ended March 31, 2013	18.42	10.76	0.12	5.97	3.97	—

Dividends

Nexstar currently pays a quarterly dividend on shares of Nexstar Class A common stock and most recently declared a dividend on January 21, 2016, of $0.24 per share, paid on February 26, 2016 to Nexstar shareholders of record at the close of business on February 12, 2016. Pursuant to the merger agreement, during the period before closing of the transaction, Nexstar is not permitted to declare, set aside or pay any dividend or other distribution, except for payment of dividends consistent with past practice in timing and amount (including customary increases). Further, Nexstar’s existing notes and credit agreement limit the payment of dividends and the senior secured credit facilities for the combined company may also contain restrictions on the payment of cash dividends.

The Media General voting common stock and the Media General non-voting common stock participate equally in dividends to the extent that they are paid by Media General. Due to economic uncertainty, the board of directors of Media General suspended the payment of dividends indefinitely in January 2009. In addition, pursuant to the merger agreement, during the period before closing of the transaction, Media General is not permitted to declare, set aside or pay any dividend or other distribution. Further, Media General’s existing credit agreement limits the amount of cash dividends that can be paid, and the credit agreements for the combined company may also contain restrictions on the payment of cash dividends.

Any future determination to pay cash dividends will be at the discretion of the combined company’s board of directors and will be dependent upon then-existing conditions, including the financial condition and results of operations, contractual restrictions and business prospects of the combined company and other factors that the combined company’s board of directors determines to consider.

As of [●], the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information, there were approximately [●] registered holders of Nexstar Class A common stock and no holders of Nexstar Class B common stock and Class C common stock, and there were approximately [●]

holders of Media General voting common stock and no holders of Media General non-voting common stock.

Past price performance is not necessarily indicative of likely future performance. Nexstar shareholders and Media General shareholders are advised to obtain current market quotations for the Nexstar Class A common stock and the Media General voting common stock. The market price of Nexstar Class A common stock and Media General voting common stock will fluctuate between the date of this joint proxy statement/prospectus and the closing of the transaction, which may be a substantial time period after the meetings. No assurance can be given concerning the market price of either shares of Nexstar Class A common stock or shares of Media General voting common stock before the closing of the transaction.

RISK FACTORS

In addition to the other information included in, incorporated by reference in, or found in the Annexes attached to, this joint proxy statement/prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●], you should carefully consider the following risk factors in deciding whether to vote for the proposals to be considered at the Nexstar annual meeting or the Media General special meeting. Please see “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●] and “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] for more information about the documents incorporated by reference in this joint proxy statement/prospectus. Additional risks and uncertainties not presently known to Nexstar or Media General or that are not currently believed to be important also may adversely affect the transaction and the combined company following the transaction.

Risks Related to the Transaction

The number of shares of Nexstar Class A common stock that Media General shareholders will receive in the merger is based on a fixed exchange ratio. Because the market price of the Nexstar Class A common stock will fluctuate, Media General shareholders cannot be certain of the value of the merger consideration that Media General shareholders will receive in the merger.

Upon closing of the transaction, each outstanding Media General common share will be converted into the right to receive the cash consideration, the stock consideration and the CVRs. The exchange ratio for determining the number of shares of Nexstar Class A common stock that Media General shareholders will receive in the merger is fixed and the stock consideration will not be adjusted for changes in the market price of the Nexstar Class A common stock or the Media General common stock. Therefore, the market value of the Nexstar Class A common stock that Media General shareholders will be entitled to receive on the closing of the transaction will in part depend on the market value of the Nexstar Class A common stock immediately before that transaction is completed and could vary significantly from the market value on the date of the announcement of the merger agreement, the date that this joint proxy statement/prospectus was first mailed to Nexstar shareholders or Media General shareholders or the date of the Nexstar annual meeting or the Media General special meeting. The merger agreement does not provide for any adjustment to the stock consideration based on fluctuations of the per share price of the Nexstar Class A common stock or the Media General voting common stock. In addition, the market value of the Nexstar Class A common stock will fluctuate after the closing of the transaction.

Fluctuations in the share price of the Nexstar Class A common stock could result from changes in the business, operations or prospects of Nexstar or Media General prior to the closing of the transaction or the combined company following the closing of the transaction, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Nexstar or Media General. The transaction may be completed a considerable amount of time after the date of the Nexstar annual meeting or the Media General special meeting. As such, at the time of the meetings, Media General shareholders will not know the value of the stock consideration that Media General shareholders will receive in the merger for each Media General voting common share.

Until final resolution of the FCC auction, Media General shareholders will not be entitled to receive any amount under the CVRs, and the amount of any such payment will not be determinable, which makes it difficult to value the CVRs.

Under the merger agreement, holders of Media General common stock, stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or other stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the Media General Auction Proceeds, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction.

Therefore, Media General shareholders’ right to receive any future payment on the CVRs will be contingent upon the final resolution of the FCC auction. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value at all.

The CVRs are non-transferable, which limits the value of the CVRs, and Media General shareholders may not receive any payment on the CVRs.

The CVRs are non-transferable and, accordingly, will not be listed on any securities exchange. The lack of transferability, listing and the uncertainty as to whether any payments on CVRs will be made may limit the value of the CVRs.

Although Nexstar and Media General may participate in the FCC auction, there can be no assurance that they will receive any proceeds from the disposition of their respective spectrum. In addition, the CVRs will not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs. Accordingly, Media General shareholders may not receive any payments on the CVRs.

The U.S. federal income tax treatment of the CVRs is uncertain.

The U.S. federal income tax treatment of the CVRs is uncertain. Accordingly, there will be some uncertainty as to the amount and timing of any gain or loss recognized by a Media General shareholder in connection with the merger. For a more detailed summary of the material U.S. federal income tax consequences of the merger, see “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

The transaction is subject to certain conditions, including conditions that may not be satisfied or completed on a timely basis, if at all.

Consummation of the transaction is subject to certain closing conditions which make the closing and timing of the transaction uncertain. The conditions include, among others, the obtaining of the requisite approvals by Nexstar shareholders and Media General shareholders (as described in this joint proxy statement/prospectus), the expiration or termination of the waiting period under the HSR Act, the grant by the FCC of consent to the transfer of control of the broadcast licensee subsidiaries of Media General to Nexstar and the assignment of licenses for two full power and two low power television stations from a subsidiary of Media General to a subsidiary of Nexstar, the absence of any governmental order or injunction preventing the consummation of the transaction, the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, that register the shares of Nexstar Class A common stock to be issued in connection with the transaction (and the absence of any stop order suspending such effectiveness), the listing of such shares on the NASDAQ and the receipt of third-party consents under certain of Nexstar’s and Media General’s material contracts. See “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Although Nexstar and Media General have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite approvals and consents and take all actions necessary to effect certain regulatory divestitures, there can be no assurance that these approvals and consents will be obtained, and that the divestitures will be completed. Even if obtained, these approvals and consents may be obtained, and the divestitures may be completed, later than anticipated. In addition, Nexstar’s and Media General’s obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations, including that Nexstar, Media General and the combined company are not required to take any actions or to make any divestitures that may be required by the regulatory authorities if taking such actions or making such divestitures would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of a company the size of (and with results of operations equal to those of) Nexstar and its subsidiaries, taken as a whole, after giving effect to the merger, which we refer to as a “regulatory material adverse effect.” See “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●].

The merger agreement contains provisions that restrict Media General’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Media General to pay to Nexstar a termination fee.

Under the merger agreement, Media General is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person.

Media General may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Media General board of directors (after consultation with outside legal counsel and a nationally recognized third-party financial advisor) that such proposal is more favorable to Media General shareholders than the merger from a financial point of view. A termination in this instance would result in Media General being required to pay Nexstar a termination fee of $80 million. In addition, if the merger agreement is terminated in certain other circumstances, Media General will be required to pay Nexstar a termination fee of $80 million. Media General will be required to pay Nexstar $20 million, which would be deducted from the $80 million termination fee if ultimately paid, in the event Media General shareholders do not approve the Media General merger proposal at the Media General special meeting and either Media General or Nexstar subsequently terminates the merger agreement. These provisions could discourage a third-party that may have an interest in acquiring all or a significant part of Media General from considering or proposing an alternative business combination transaction with Media General, even if such third-party were prepared to pay consideration with a higher value than the value of the transaction. If Media General shareholders approve the Media General merger proposal at the Media General special meeting, Media General will be restricted under the terms of the merger agreement (without exception) from having any discussions or negotiations with any third-party that may have an interest in entering into an alternative business combination transaction with Media General. See “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Termination Fee” beginning on page [●].

In addition, Media General shareholders holding approximately 8.8% of the outstanding shares of Media General voting common stock as of the Media General record date have agreed to vote in favor of the Media General merger proposal and the other transactions contemplated by the merger agreement and to vote against any other acquisition proposals and certain other actions and transactions. These provisions could discourage a third-party that may have an interest in entering into an alternative business combination transaction with Media General from pursuing such transaction.

The merger agreement contains provisions that restrict Nexstar’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Nexstar to pay Media General a termination fee.

Under the merger agreement, Nexstar is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person.

Nexstar may not terminate the merger agreement in order to enter into an agreement with respect to a superior proposal.

If the merger agreement is terminated in certain circumstances, including following a change of recommendation of Nexstar’s board of directors, Nexstar will be required to pay Media General a termination fee of $80 million. For example, if a third-party makes a public proposal for Nexstar which is not withdrawn prior to the Nexstar annual meeting and Nexstar shareholders do not approve the Nexstar share issuance proposal and the merger agreement is subsequently terminated, then Nexstar would be required to pay Media General a termination fee of $80 million (inclusive of the $20 million fee described below) if Nexstar enters into an alternative transaction within one year of such termination and such alternative transaction is subsequently consummated. Nexstar will be required to pay Media General $20 million, which would be deducted from the $80 million termination fee if ultimately paid, in the event Nexstar shareholders do not approve the Nexstar share issuance proposal at the Nexstar annual meeting and either Media General or Nexstar subsequently terminates the merger agreement. See “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Termination Fee” beginning on page [●] and “Chapter One: The Transaction – The Agreements – Description of the Media General Voting Agreement” beginning on page [●].

The merger agreement also requires that Nexstar submit the Nexstar share issuance proposal to the vote of Nexstar shareholders notwithstanding any acquisition proposal made by a third-party or change of the recommendation by Nexstar’s board of directors. If Nexstar shareholders approve the Nexstar share issuance proposal at the Nexstar annual meeting, Nexstar will be restricted under the terms of the merger agreement (without exception) from having any discussions or negotiations with any third-party that may have an interest in entering into an alternative business combination transaction with Nexstar.

Uncertainties associated with the transaction may cause employees to leave Nexstar, Media General or the combined company and may otherwise affect the future business and operations of the combined company.

The combined company’s success after the transaction will depend in part upon its ability to retain key employees of Nexstar and Media General. Prior to and following the closing of the transaction, current and prospective employees of Nexstar and Media General may experience uncertainty about their future roles with Nexstar, Media General or the combined company and choose to pursue other opportunities, which could have an adverse effect on Nexstar, Media General or the combined company. If key employees depart, the integration of the two companies may be more difficult and the combined company’s business following the closing of the transaction may be adversely affected.

Nexstar will incur substantial additional indebtedness to finance the transaction which could significantly impact the operation of the combined company and adversely affect the holders of Nexstar common stock.

If the transaction is completed, the combined company will incur substantial additional indebtedness to, among other things, fund the cash consideration to be paid to Media General shareholders in the merger, refinance certain existing third-party indebtedness of Media General, Nexstar and certain of their VIEs and to pay transaction related costs, fees and expenses. This new indebtedness is expected to be credit facilities in an aggregate principal amount of up to $4.725 billion, consisting of a combination of one or more of the following: (i) senior secured revolving credit facilities in an aggregate principal amount of $175.0 million, (ii) senior secured term A loan facilities in an aggregate principal amount of $250.0 million, (iii) senior secured term B loan facilities in an aggregate principal amount of $2.870 billion, (iv) a senior secured short-term term facility in an aggregate principal amount of $255.0 million, which will be reduced by the amount of unrestricted cash and cash equivalents on hand at Nexstar and Media General immediately prior to the consummation of the transaction in excess of certain divesture proceeds received by Nexstar and (v) senior unsecured bridge facility in an aggregate principal amount of up to $1.180 billion to the extent Nexstar fails to issue senior unsecured notes or other securities with an aggregate principal amount of up to $1.180 billion on or prior to the consummation of the transaction. Various economic terms of the debt financing are subject to change during syndication.

The combined company is expected to have a significant amount of indebtedness after the closing of the transaction that may have important consequences, including:

•	making it more difficult for the combined company to satisfy its obligations, which may in turn result in an event of default;

•	impairing the combined company’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminishing the combined company’s ability to withstand a downturn in its business, the industries in which it operates, or the economy generally and to react to general economic and industry conditions;

•	limiting the flexibility in planning for, or reacting to, changes in the combined company’s business and the industries in which it operates; and

•	placing the combined company at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

Despite the current debt levels, and the debt levels anticipated following the transaction, the combined company may be able to incur significantly more debt in the future, which could increase the foregoing risks related to the combined company’s indebtedness.

The agreements governing the combined company’s debt will contain various covenants that limit management’s discretion in the operation of our business.

The credit agreement and indenture that will govern the indebtedness of the combined company will contain various covenants that restrict the combined company’s ability to, among other things:

•	incur additional debt and issue preferred stock;

•	pay dividends and make other distributions;

•	make investments and other restricted payments;

•	make acquisitions;

•	merge, consolidate or transfer all or substantially all of our assets;

•	enter into sale and leaseback transactions;

•	create liens;

•	sell assets or stock of our subsidiaries; and

•	enter into transactions with affiliates.

As a result of these restrictions, management’s ability to operate the combined company’s business may be limited, and the combined company may be unable to compete effectively, pursue acquisitions, or take advantage of new business opportunities, any of which may harm the combined company’s business. If the combined company fails to comply with the restrictions in present or future financing agreements, a default may occur. A default may allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default may also allow creditors to foreclose on any collateral securing such debt.

Nexstar and Media General may not be able to obtain the required approvals from the FCC or pursuant to the HSR Act.

Nexstar’s and Media General’s obligations to complete the transaction are subject to obtaining receipt from the FCC of consent to the transfers of control and assignments in connection with the transaction and termination or expiration of the waiting period under the HSR Act. Under the merger agreement, Nexstar and Media General are each obligated to use reasonable best efforts to obtain as promptly as practicable the necessary consents from the FCC and termination or expiration of the waiting period under the HSR Act regarding the transactions subject to certain limitations. Although Nexstar and Media General believe that they will be able to obtain the required approvals from the FCC and termination or expiration of the waiting period under the HSR Act, they cannot be sure they will do so or as to the timing thereof. Failure to obtain the required FCC approvals and termination or expiration of the waiting period under the HSR Act would prevent Nexstar and Media General from completing the transaction.

Nexstar and Media General will be required to divest assets in certain markets in order to obtain approval from regulatory authorities and may not be able to realize the full benefit of the sold assets.

Nexstar and Media General both own television stations in the following markets: (i) Davenport, Iowa-Rock Island-Moline, Illinois; (ii) Fort Wayne, Indiana; (iii) Green Bay-Appleton, Wisconsin; (iv) Lafayette, Louisiana; (v) Roanoke-Lynchburg, Virginia; and (vi) Terre Haute, Indiana. Additionally, Media General owns multiple stations currently rated among the top four stations in the Albuquerque-Santa Fe, New Mexico market. We refer to these seven markets as the “Overlap Markets.”

In order to comply with FCC’s local television ownership rule and obtain clearance under the HSR Act necessary to consummate the transactions contemplated by the merger agreement, Nexstar and Media General have agreed in the merger agreement to divest a television station in each of the Overlap Markets. At this time, neither Nexstar nor Media General has entered into any agreement to sell any of the television stations in the Overlap Markets. In addition, Nexstar and Media General have also agreed in the merger agreement to divest certain additional television stations in order to comply with the FCC’s national television ownership rule. If the combined company’s ownership of the combined stations in the Overlap Markets would not comply with FCC rules, Nexstar and Media General may be required to divest assets in additional markets, or to accept other restrictions or conditions with respect to the operation of television stations in such markets. Media General and Nexstar expect to identify qualified buyers, enter into sale agreements on acceptable terms and file any necessary FCC assignment or transfer applications as soon as practicable.

In addition to the proposed divestitures in the Overlap Markets, regulatory authorities may in connection with the approval process also require Nexstar and Media General to divest assets in other markets, make modifications to or terminate certain of the agreements pursuant to which Nexstar or Media General provide programming or advertising services to other stations or accept other restrictions or conditions with respect to the operation of television stations in other markets.

The FCC auction’s related anti-collusion rule may complicate the discussions required for completion of the divestiture process. Any such divestitures, other restrictions, or the conditions under which the divestitures take place may diminish the anticipated benefits of the transaction to the combined company and its shareholders by adversely affecting the operations of the combined company after the closing of the transaction, and may result in a delay in closing and additional transaction costs.

Failure to complete the transaction may negatively impact the share price and the future business and financial results of each of Nexstar and Media General.

The merger agreement provides that either Nexstar or Media General may terminate the merger agreement if the transaction is not consummated on or before January 27, 2017 (which shall be automatically extended to April 27, 2017, in the event all closing conditions have been satisfied or waived or are then capable of being satisfied on January 27, 2017 other than those closing conditions related to regulatory approvals). In addition, the merger agreement contains certain termination rights for both Media General and Nexstar including, among others, by Media General, in the event the Media General board of directors determines to enter into a definitive agreement with respect to a superior offer for Media General. Upon termination of the merger agreement under specific circumstances, Media General would be required to pay Nexstar a termination fee of $80 million. The merger agreement also provides that Nexstar would be required to pay a termination fee to Media General of $80 million if the merger agreement is terminated under specific circumstances, including following a change of recommendation of Nexstar’s board of directors.

If the transaction is not completed, the price of Nexstar Class A common stock and the price of the Media General voting common stock may decline to the extent that the current market price reflects a market assumption that the transaction will be completed and that the related benefits will be realized, or a market perception that the transaction was not consummated due to an adverse change in the business of Nexstar or Media General.

If the transaction is not completed on a timely basis, Nexstar’s and Media General’s ongoing businesses may be adversely affected. If the transaction is not completed at all, Nexstar and Media General will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the transaction, such as legal, accounting, financial advisory and printing fees, whether or not the transaction is completed; and

•	time and resources committed by each company’s management to matters relating to the transaction that could otherwise have been devoted to pursuing other beneficial opportunities.

The combined company’s results of operations and financial condition following the closing of the transaction may materially differ from the pro forma information presented in this joint proxy statement/prospectus.

The pro forma financial information included in this joint proxy statement/prospectus is derived from the historical audited consolidated financial statements of Nexstar and Media General, as well as from certain internal, unaudited financial information. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Nexstar and Media General believe are reasonable. However, this pro forma information may be materially different from what the combined company’s actual results of operations and financial condition would have been had the transaction occurred during the periods presented or what the combined company’s results of operations and financial position will be after the consummation of the transaction. In particular, the assumptions used in preparing the pro forma financial information may not be correct and expected synergies may not be realized, and other factors may affect the combined company’s financial condition and results of operations following the closing of the transaction.

The integration of Nexstar and Media General following the closing of the transaction will present challenges that may reduce the anticipated potential benefits of the transaction.

Nexstar and Media General will face challenges in consolidating functions and integrating the two companies’ organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Nexstar and Media General will be complex and time-consuming due to the locations of their corporate headquarters and the size and complexity of each company. The principal challenges will include the following, among others:

•	integrating Nexstar’s and Media General’s existing businesses, including with respect to Nexstar’s and Media General’s ongoing integration of previous acquisitions;

•	preserving significant business relationships;

•	integrating information systems and internal controls over accounting and financial reporting;

•	consolidating corporate and administrative functions;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Nexstar and Media General; and

•	retaining key employees.

The management of the combined company will have to dedicate substantial effort to integrating the businesses of Nexstar and Media General during the integration process. These efforts may divert management’s focus and resources from the combined company’s business, corporate initiatives, or strategic opportunities. If the combined company is unable to integrate Nexstar’s and Media General’s organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits and cost savings of the transaction may not be realized fully, or at all, or may take longer to realize than expected, and the value of the combined company’s common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, may also have an adverse effect upon the revenues, level of expenses and operating results of the combined company.

Nexstar and Media General will incur significant transaction and merger-related integration costs in connection with the transaction.

Nexstar and Media General expect to pay significant transaction costs in connection with the transaction. These transaction costs include legal, accounting and financial advisory fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges. A portion of the transaction costs will be incurred regardless of whether the transaction is consummated, including the $60 million fee incurred and paid by Media General to Meredith in connection with the termination of the Meredith merger agreement.

Nexstar and Media General will each generally pay their own costs and expenses in connection with the transaction, except that each is obligated to pay 50% of the FCC and HSR Act filing fees relating to the transaction. Nexstar will also reimburse Media General’s costs for assistance in connection with the financing Nexstar obtains in connection with the transaction. Nexstar is also responsible for implementation of the CVR. The combined company may also incur costs associated with integrating the operations of the two companies, and these costs may be significant and may have an adverse effect on the combined company’s future operating results if the anticipated cost savings from the transaction are not achieved. Although Nexstar and Media General expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow the combined company to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the transaction is pending, Nexstar and Media General will be subject to business uncertainties, as well as contractual restrictions under the merger agreement that may have an adverse effect on the businesses of Nexstar and Media General.

Uncertainty about the effect of the transaction on Nexstar’s and Media General’s employees and business relationships may have an adverse effect on Nexstar and Media General and, consequently, on the combined company following the closing of the transaction. These uncertainties may impair each of Nexstar’s and Media General’s ability to retain and motivate key personnel until and after the closing of the transaction and may cause third parties who deal with Nexstar and Media General to seek to change existing business relationships with Nexstar and Media General. If key employees depart or if third parties seek to change business relationships with Nexstar and Media General, the combined company’s business following the closing of the transaction may be adversely affected. In addition, the merger agreement restricts Nexstar and Media General, without the other party’s consent, from making certain acquisitions and taking other specified actions until the transaction closes or the merger agreement terminates. These restrictions may prevent Nexstar and Media General from pursuing otherwise attractive business opportunities that may arise prior to closing of the transaction or termination of the merger agreement, and from making other changes during that interim period to the businesses of Nexstar and Media General.

Some of Nexstar’s and Media General’s directors and executive officers may have interests in the transaction that are different from the interests of Nexstar shareholders and Media General shareholders, as applicable.

Some of Nexstar’s and Media General’s directors and executive officers may have interests in the transaction that are different from, or are in addition to, the interests of Nexstar shareholders and Media General shareholders, as applicable. These interests include their designation as directors or executive officers of the combined company following the closing of the transaction. See “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●] and “Chapter One: The Transaction – Interests of Nexstar’s Directors and Executive Officers in the Transaction” beginning on page [●].

The Nexstar Class A common stock to be received by Media General shareholders upon closing of the transaction will have different rights from shares of Media General common stock.

Upon closing of the transaction, Media General shareholders will no longer be shareholders of Media General, a Virginia corporation, but will instead become shareholders of the combined company, a Delaware corporation, and their rights as shareholders of the combined company will be governed by Delaware law and the terms of the combined company’s articles of incorporation and bylaws. Delaware law and the terms of the combined company’s articles of incorporation and bylaws are in some respects materially different than Virginia law and the terms of Media General’s articles of incorporation and bylaws. See “Chapter One: The Transaction – Comparison of Shareholder Rights” beginning on page [●] for a discussion of the different rights associated with Media General voting common stock and Nexstar Class A common stock.

Nexstar shareholders and Media General shareholders will have a reduced ownership and voting interest after the transaction is completed and will exercise less influence over management.

Nexstar shareholders and Media General shareholders currently have the right to vote in the election of their respective board of directors and on other matters affecting Nexstar and Media General, respectively. Upon the closing of the transaction, each Nexstar shareholder and each Media General shareholder will be a shareholder of the combined company with a percentage ownership of the combined company that generally is smaller than the shareholder’s percentage ownership of Nexstar or Media General, as applicable, immediately prior to the closing of the transaction. It is currently expected that, upon closing of the transaction Nexstar shareholders will hold approximately 66%, and Media General shareholders will hold approximately 34%, of the combined company’s outstanding shares. Because of this, Nexstar shareholders and Media General shareholders, respectively, as a group will have less influence on the management and policies of the combined company than they now have on the management and policies of Nexstar and Media General, as the case may be, prior to the closing of the transaction.

Media General’s ability to use its NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code. The merger will result in an ownership change of Media General pursuant to Section 382 of the Code, further limiting the ability of the combined company to use the Media General NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes.

In general, under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitation on its ability to utilize its pre-change net operating loss carryforwards, which we refer to as “NOL carryforwards,” to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period (generally three years).

For U.S. federal income tax purposes, as of December 31, 2015, the Media General consolidated group had approximately $601 million of NOL carryforwards. Media General’s ability to use these NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code.

The merger will result in an ownership change of Media General pursuant to Section 382 of the Code, potentially further limiting the ability of the combined company to use the Media General NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes.

These Section 382 limitations may impact the timing of when cash is used to pay the taxes of the combined company and could cause some portion of its NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

Nexstar’s ability to use its NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code. The merger will result in an ownership change of Nexstar pursuant to Section 382 of the Code, further limiting the ability of the combined company to use the Nexstar NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes. In addition, any subsequent ownership changes could result in additional limitations.

In general, under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitation on its ability to utilize its pre-change NOL carryforwards to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period (generally three years).

For U.S. federal income tax purposes, as of December 31, 2015, Nexstar’s consolidated group had approximately $222 million of NOL carryforwards. Nexstar’s ability to use these NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code.

The merger will result in an ownership change of Nexstar pursuant to Section 382 of the Code, potentially further limiting the ability of the combined company to use the Nexstar NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes. In addition, any subsequent ownership changes could result in additional limitation.

These Section 382 limitations may impact the timing of when cash is used to pay the taxes of the combined company and could cause some portion of its NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

Risks Related to Nexstar and Media General

Nexstar and Media General are subject to the risks described in (i) Item 1A – Risk Factors, in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus and (ii) Item 1A – Risk Factors, in Media General’s Annual Report on Form 10-K for the year ended December 31, 2015 as filed with the SEC and incorporated by reference. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated into this joint proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “should,” “could,” “would,” “predicts,” “future,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast” and other similar words. These include, but are not limited to, statements relating to the strategy of the combined company, the synergies and the benefits that are expected to be achieved as a result of the closing of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, Nexstar’s and Media General’s projections and other prospective financial information, as well as other statements that are not historical facts. These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events including the operations of the combined company and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of the combined company, Nexstar and Media General, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page [●], those factors include:

•	those identified and disclosed in public filings with the SEC made by Nexstar and Media General;

•	uncertainties as to the timing of the closing of the transaction;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Nexstar or Media General to pay a termination fee to the other party;

•	the inability to complete the transaction due to the failure to obtain the requisite shareholder approvals or the failure to satisfy (or to have waived) other conditions to closing of the transaction, including receipt of required regulatory approvals or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the transaction, result in a material delay in, or the abandonment of, the transaction or otherwise have an adverse effect on Nexstar, Media General or the combined company;

•	risks that the transaction disrupts current plans and operations of Nexstar and Media General, and the potential difficulties in employee retention as a result of the transaction;

•	the outcome of any legal proceedings that may be instituted against Nexstar, Media General and/or others relating to the merger agreement;

•	diversion of each of Nexstar and Media General’s management’s attention from ongoing business concerns;

•	the effect of the announcement of the transaction on each of Nexstar’s and Media General’s business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the transaction, including any possible unexpected costs resulting therefrom;

•	risks that the respective businesses of Nexstar and Media General will have been adversely impacted during the pendency of the transaction;

•	the effects of disruption from the transaction making it more difficult to maintain business relationships;

•	risks that any shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability;

•	the risk that competing offers may be made for either Nexstar or Media General;

•	the ability to integrate Nexstar and Media General businesses successfully (including achievement of expected synergies) and to avoid problems which may result in the combined company not operating as effectively and efficiently as expected;

•	the inability to retain key personnel of Nexstar or of Media General;

•	risks that expected synergies, operational efficiencies and cost savings from the transaction and from the planned refinancing may not be fully realized or realized within the expected time frame;

•	significant changes in the business environment in which Nexstar, Media General and the combined company operate, including as a result of further consolidation in the television broadcast industry;

•	the effects of future regulatory or legislative actions on Nexstar, Media General and the combined company, including any future regulatory actions and conditions in the television stations’ operating areas and the effects of governmental regulation of broadcasting;

•	the impact of the issuance of common stock of Nexstar as consideration in connection with the transaction on the current holders of Nexstar Class A common stock, including dilution of their ownership and voting interests;

•	the actual resulting credit ratings of Nexstar, Media General or their respective subsidiaries;

•	conduct and changing circumstances related to third-party relationships on which Nexstar and Media General rely for their respective businesses;

•	the impact of changes in national and regional economies;

•	pricing fluctuations in local and national advertising;

•	competition from others in the broadcast television markets;

•	volatility in programming costs;

•	industry consolidation;

•	technological developments;

•	market risks from fluctuations in interest rates;

•	events that are outside of the control of Nexstar, Media General and the combined company, such as political unrest in international markets, terrorist attacks, malicious human attacks, natural disasters, pandemics and other similar events; and

•	other economic, business, regulatory and/or competitive factors affecting Nexstar’s, Media General’s and the combined company’s businesses generally.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by Nexstar or Media General or anyone acting for any or all of them. Except for their ongoing obligations to disclose material information under the U.S. federal securities laws, neither Nexstar nor Media General undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the note regarding forward-looking statements in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus, and the special note regarding forward-looking statements in Item 6 of Media General’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” on page [●].

Nexstar, Media General and the combined company also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. None of Nexstar, Media General or the combined company undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect actual outcomes.

THE NEXSTAR ANNUAL MEETING

Date, Time and Place of the Annual Meeting

The annual meeting is scheduled to be held at [●], on [●], at [●], local time.

Purpose of the Annual Meeting

At the annual meeting, holders of Nexstar Class A common stock will be asked to:

•	consider and vote on a proposal to approve the issuance of shares of Nexstar Class A common stock as contemplated by the merger agreement, which we refer to as the “Nexstar share issuance proposal”;

•	consider and vote on a proposal to approve one or more adjournments of the Nexstar annual meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Nexstar share issuance proposal, which we refer to as the “Nexstar adjournment proposal”;

•	elect directors to serve as Class I directors for a term of three years, which we refer to as the “Nexstar election proposal”;

•	ratify the selection of PricewaterhouseCoopers LLP as Nexstar’s independent registered public accounting firm for the year ending December 31, 2016, which we refer to as the “Nexstar ratification proposal”; and

•	transact any other business which may properly come before the Nexstar annual meeting.

Any action may be taken on the items of business described above at the Nexstar annual meeting on the date specified above, or on any date or dates to which the Nexstar annual meeting may be adjourned.

Nexstar Record Date; Outstanding Shares Entitled to Vote

Nexstar’s board of directors has fixed the close of business on [●] as the record date for the Nexstar annual meeting, which we refer to as the “Nexstar record date.” If you were a holder of Nexstar Class A common stock at the close of business on the Nexstar record date, you are entitled to vote your shares at the Nexstar annual meeting.

As of the Nexstar record date, there were [●] shares of Nexstar Class A common stock outstanding and entitled to vote at the Nexstar annual meeting, and no shares of Class B common stock, Class C common stock or preferred stock were outstanding.

Quorum

Holders of a majority of the outstanding shares of Nexstar Class A common stock, represented in person or by proxy, will constitute a quorum for the Nexstar annual meeting. If a quorum is not present, the Nexstar annual meeting may be adjourned by the affirmative vote of the holders of a majority of the shares of Nexstar Class A common stock represented at the Nexstar annual meeting (whether or not a quorum is present), without notice other than by announcement at the Nexstar annual meeting, until a quorum shall attend.

The shares of Nexstar Class A common stock held by a shareholder present in person at the Nexstar annual meeting, but not voting, shares of Nexstar Class A common stock for which Nexstar has received proxies indicating that the holders thereof have abstained, and broker non-votes will be counted as present at the Nexstar annual meeting for purposes of determining whether a quorum is established.

Vote Required

1.

To be approved at the Nexstar annual meeting, the Nexstar share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Nexstar Class A common stock (assuming a quorum is present at the Nexstar annual meeting). Under NASDAQ rules, abstentions will be considered as votes cast and, accordingly, will have the same effect as votes “AGAINST” the Nexstar share issuance proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar share issuance proposal (assuming a quorum is present at the Nexstar annual meeting).

2.	To be approved at the Nexstar annual meeting, the Nexstar adjournment proposal (if necessary or appropriate) requires the affirmative vote of the holders of a majority of the shares of Nexstar Class A common stock represented at the Nexstar annual meeting (whether or not a quorum is present at the Nexstar annual meeting). If your shares of Nexstar Class A common stock are present at the special meeting but are not voted on the adjournment proposal, or if you vote to abstain on the adjournment proposal, it will have the same effect as a vote “AGAINST” the Nexstar adjournment proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar adjournment proposal (whether or not a quorum is present at the Nexstar annual meeting).

3.	To be approved at the Nexstar annual meeting, the Nexstar election proposal requires a plurality of the votes of holders of Nexstar Class A common stock cast, and votes may be cast in favor of the nominees or withheld. Accordingly, the nominee who receives the greatest number of votes for election to a director position will be elected (assuming a quorum is present at the Nexstar annual meeting). Abstentions, shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar election proposal (assuming a quorum is present at the Nexstar annual meeting).

4.	To be approved at the Nexstar annual meeting, the Nexstar ratification proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Nexstar Class A common stock (assuming a quorum is present at the Nexstar annual meeting). Abstentions will have the same effect as votes “AGAINST” the Nexstar ratification proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar ratification proposal (assuming a quorum is present at the Nexstar annual meeting).

If the Nexstar share issuance proposal is not approved by holders of the requisite number of shares of Nexstar Class A common stock, then the transaction will not occur.

Recommendation of Nexstar’s Board of Directors

Nexstar’s board of directors recommends that:

•	the holders of Nexstar Class A common stock vote “FOR” the approval of the Nexstar share issuance proposal;

•	the holders of Nexstar Class A common stock vote “FOR” the approval of the Nexstar adjournment proposal;

•	the holders of Nexstar Class A common stock vote “FOR” the approval of the Nexstar election proposal; and

•	the holders of Nexstar Class A common stock vote “FOR” the approval of the Nexstar ratification proposal.

Additional information on the recommendation of Nexstar’s board of directors relating to the Nexstar share issuance proposal is set forth in “Chapter One: Description of the Transaction – Nexstar’s Reasons for the Transaction and Recommendation of Nexstar’s Board of Directors” beginning on page [●], and additional information on the recommendation of Nexstar’s board of directors relating to the Nexstar election proposal and Nexstar ratification proposal is set forth in “Chapter Two: Other Annual Meeting Matters” beginning on page [●].

Nexstar shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transaction. In addition, Nexstar shareholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference and to the plan of merger for the merger, which we refer to as the “plan of merger,” which is attached as Annex G to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Voting by Nexstar’s Directors and Executive Officers

As of March 3, 2016 the directors and executive officers of Nexstar beneficially owned, in the aggregate, 2,701,984 shares (or approximately 8.4%) of the Nexstar Class A common stock. The directors and executive officers of Nexstar holding approximately 1,180,693 shares (or approximately 3.8%) of Nexstar Class A common stock have informed Nexstar that they currently intend to vote all of their shares for the proposals to be voted on at the Nexstar annual meeting.

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Nexstar annual meeting.

By Internet. You may submit your proxy or voting instructions over the Internet up until 11:59 p.m. Central Time on [●]. The web site address for Internet voting is provided on your proxy card or voting instructions. You will need to use the control number appearing on your proxy card or voting instructions to vote over the Internet. The availability of Internet voting for beneficial owners holding shares of Nexstar Class A common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee. Internet voting is available 24 hours a day. If you submit your proxy or voting instructions over the Internet, you do NOT need to submit your proxy or voting instructions by telephone or return a proxy card or voting instructions. If you vote via the Internet, you may incur costs such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

By Phone. You may submit your proxy or voting instructions by telephone by calling the toll-free number provided on your proxy card or voting instructions up until 11:59 p.m. Central Time on [●]. You will need to use the control number appearing on your proxy card or voting instructions to vote by telephone. The availability of telephone voting for beneficial owners of shares of Nexstar Class A common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee. Telephone voting is available 24 hours a day. If you submit your proxy or voting instructions by telephone, you do NOT need to submit your proxy or voting instructions over the Internet or return a proxy card or voting instructions.

By Mail. You may submit your proxy by marking the proxy card, dating and signing it, and returning it to [●] in the postage-paid envelope provided. Please mail your proxy card promptly to ensure that it is received no later than the close of business on [●]. If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

Attending the Annual Meeting

All Nexstar shareholders as of the Nexstar record date may attend the annual meeting. In order to attend the Nexstar annual meeting, you must (i) be a holder of shares of Nexstar Class A common stock as of the Nexstar record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport and (iii) if you are a beneficial owner of shares of Nexstar Class A common stock held in street name, present a brokerage statement showing that you owned shares of Nexstar Class A common stock as of the Nexstar record date. In addition, if you are a beneficial owner of shares of Nexstar Class A common stock held in street name and you wish to vote your shares in person at the Nexstar annual meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the annual meeting in order to vote in person.

Voting of Proxies

If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal. However, if you sign, date and return your proxy card and indicate that you vote against the Nexstar share issuance proposal, but do not indicate how you want to vote on the Nexstar adjournment proposal, the shares of Nexstar Class A common stock represented by your proxy will not be voted in favor of the Nexstar adjournment proposal. If you are a beneficial owner of Nexstar Class A common stock held in street name, your broker, bank or other nominee will vote your shares on the Nexstar share issuance proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee.

Voting of Nexstar Shares Held in Street Name

If a broker, bank or other nominee holds your shares of Nexstar Class A common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting depends on the voting procedures of your broker, bank or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the Nexstar annual meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the annual meeting in order to vote in person.

Revoking Your Proxy

If you are a shareholder of record, you can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Nexstar, which must be received prior to the beginning of the annual meeting;

•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above under “– How to Vote,” which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

•	you can attend the annual meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Nexstar Class A common stock held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the annual meeting.

Proxy Solicitations

Nexstar is soliciting proxies for the annual meeting from Nexstar shareholders. Nexstar will bear the cost of soliciting proxies from Nexstar shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Nexstar’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Nexstar has also engaged the services of Innisfree M&A Incorporated to assist in the distribution of the proxies. Nexstar estimates that it will pay Innisfree M&A Incorporated a fee of approximately $[●], plus reasonable out-of-pocket expenses, for such services.

Nexstar will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Nexstar Class A common stock.

Other Business

Nexstar’s board of directors is not aware of any other business to be acted upon at the Nexstar annual meeting. Only business that is stated in the Notice of Annual Meeting of Shareholders or directed by the Nexstar board of directors may be conducted at the Nexstar annual meeting.

Adjournments

Any adjournment of the Nexstar annual meeting may be made from time to time by less than a quorum until a quorum shall attend the Nexstar annual meeting or pursuant to the Nexstar adjournment proposal. Nexstar is not required to notify shareholders of any adjournment if the new date, time and place is announced at the Nexstar annual meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned Nexstar annual meeting, notice of the adjourned Nexstar annual meeting shall be given to each Nexstar shareholder of record entitled to vote at the adjourned Nexstar annual meeting.

NEXSTAR PROPOSALS

Nexstar Share Issuance Proposal

Pursuant to NASDAQ rules, Nexstar is requesting that holders of the outstanding shares of Nexstar Class A common stock consider and vote on a proposal to approve the issuance of additional shares of Nexstar Class A common stock pursuant to the transaction contemplated by the merger agreement.

Approval of the Nexstar share issuance proposal is a condition to the closing of the transaction. If the Nexstar share issuance proposal is not approved, the transaction will not occur.

Approval of the Other Annual Meeting Matters at the Nexstar annual meeting is not a condition to the closing of the transaction.

Vote Required for Approval

Approval of the Nexstar share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Nexstar Class A common stock. Abstentions are treated under NASDAQ rules as votes cast and, as a result, will have the same effect as votes “AGAINST” the Nexstar share issuance proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar share issuance proposal (assuming a quorum is present).

Recommendation of the Nexstar Board of Directors

THE NEXSTAR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE NEXSTAR SHARE ISSUANCE PROPOSAL.

Nexstar Adjournment Proposal

Nexstar is requesting that holders of the outstanding Nexstar Class A common stock consider and vote on a proposal to grant authority to proxy holders to vote in favor of one or more adjournments of the Nexstar annual meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Nexstar annual meeting to approve the Nexstar share issuance proposal. Nexstar intends to move to adjourn the Nexstar annual meeting in order to enable Nexstar to solicit additional proxies for approval of the Nexstar share issuance proposal if, at the Nexstar annual meeting, the number of shares of Nexstar Class A common stock present in person or by proxy and voting to approve the Nexstar share issuance proposal is insufficient to approve the Nexstar share issuance proposal.

If Nexstar shareholders approve the Nexstar adjournment proposal, Nexstar could adjourn the Nexstar annual meeting and any adjourned session of the Nexstar annual meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Nexstar shareholders who have previously voted. Nexstar is not required to notify shareholders of any adjournment if the new date, time and place is announced at the Nexstar annual meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned Nexstar annual meeting, notice of the adjourned Nexstar annual meeting shall be given to each shareholder of record entitled to vote at the meeting.

Vote Required for Approval

Approval of the Nexstar adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Nexstar Class A common stock represented at the Nexstar annual meeting, and, as a result, abstentions will have the same effect as votes “AGAINST” the Nexstar adjournment proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar adjournment proposal.

Recommendation of the Nexstar Board of Directors

THE NEXSTAR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE NEXSTAR ADJOURNMENT PROPOSAL.

Nexstar Election Proposal

Nexstar’s amended and restated Bylaws provide for a classified board of directors, divided into three staggered classes – I, II and III. The terms of office for each of these classes are scheduled to expire on the date of Nexstar annual meeting in 2016, 2017 and 2018, respectively. At the 2016 Nexstar annual meeting, all of Nexstar’s Class I directors are up for election.

Nexstar’s board of directors has nominated Ms. Lisbeth McNabb and Mr. C. Thomas McMillen as nominees for election as Nexstar’s Class I directors. Ms. McNabb and Mr. McMillen are currently serving as directors of Nexstar. Once elected, each of Nexstar’s class I directors’ terms will expire on the date of Nexstar 2019 annual meeting.

Vote Required for Approval

Approval of the Nexstar election proposal requires a plurality of the votes of holders of Nexstar Class A common stock cast, and votes may be cast in favor of the nominees or withheld. Accordingly, the nominee who receives the greatest number of votes for election to a director position will be elected. Abstentions, shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar election proposal.

Recommendation of the Nexstar Board of Directors

THE NEXSTAR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF MS. LISBETH MCNABB AND MR. C. THOMAS MCMILLEN TO THE NEXSTAR BOARD OF DIRECTORS.

Nexstar Ratification Proposal

Subject to ratification by Nexstar shareholders, the Audit Committee of Nexstar’s board of directors has selected the firm of PricewaterhouseCoopers LLP as Nexstar’s independent registered public accounting firm for the year ending December 31, 2016. PricewaterhouseCoopers LLP has served as Nexstar’s independent registered public accounting firm since 1997. If Nexstar shareholders do not ratify the selection of PricewaterhouseCoopers LLP as Nexstar’s independent registered public accounting firm for the year ending December 31, 2016, the selection of such independent registered public accounting firm will be reconsidered by the Audit Committee of Nexstar’s board of directors.

Vote Required for Approval

Approval of the Nexstar ratification proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Nexstar Class A common stock. Abstentions will have the same effect as votes “AGAINST” the Nexstar ratification proposal. Shares not present at the Nexstar annual meeting and broker non-votes will have no effect on the outcome of the vote on the Nexstar ratification proposal.

Recommendation of the Nexstar Board of Directors

THE NEXSTAR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE NEXSTAR RATIFICATION PROPOSAL.

For additional information on the recommendation of Nexstar’s board of directors relating to the Nexstar election proposal and Nexstar ratification proposal is set forth in “Chapter Two: Other Annual Meeting Matters” beginning on page [●].

THE MEDIA GENERAL SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Media General special meeting is scheduled to be held at [●], Richmond, Virginia, on [●], at [●], local time.

Purpose of the Special Meeting

At the Media General special meeting, holders of Media General’s voting common stock will be asked to:

•	consider and vote on a proposal to approve the merger agreement and the related plan of merger, which is attached to this joint proxy statement/prospectus as Annex A and Annex G, respectively, and which we refer to as the “Media General merger proposal”;

•	consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Media General’s named executive officers in connection with the transaction, which we refer to as the “Media General compensation proposal”; and

•	consider and vote on a proposal to approve one or more adjournments of the Media General special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Media General merger proposal, which we refer to as the “Media General adjournment proposal.”

Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Media General special meeting. Any action may be taken on the items of business described above at the Media General special meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Media General special meeting may be adjourned.

Pursuant to the Media General voting agreement, the Media General supporting shareholders, who collectively hold approximately 8.8% of the outstanding shares of voting common stock of Media General as of the Media General record date, have agreed to vote their shares in favor of the Media General merger proposal. For additional information regarding the Media General voting agreement, see “Chapter One: The Transaction – The Agreements – Description of the Media General Voting Agreement” beginning on page [●].

Media General Record Date; Outstanding Shares Entitled to Vote

Media General’s board of directors has fixed the close of business on [●] as the record date for the Media General special meeting, which we refer to as the “Media General record date.” If you were a holder of Media General voting common stock at the close of business on the Media General record date, you are entitled to vote your shares at the Media General special meeting. The holders of Media General non-voting common stock are not entitled to vote on any proposal submitted to Media General shareholders for approval at the Media General special meeting.

As of the Media General record date, there were [●] shares of Media General voting common stock outstanding and entitled to vote at the Media General special meeting.

Quorum

Holders of a majority of the outstanding shares of Media General voting common stock, represented in person or by proxy, will constitute a quorum for the Media General special meeting. If a quorum is not present, the Media General special meeting may be adjourned, without notice other than by announcement at the Media General special meeting, until a quorum shall attend.

The shares of Media General voting common stock held by a shareholder present in person at the Media General special meeting, but not voting, and shares of Media General voting common stock for which Media General has received proxies indicating that the holders thereof have abstained, will be counted as present at the Media General special meeting for purposes of determining whether a quorum is established.

Vote Required

To be approved, the Media General merger proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Media voting common stock, present or by proxy and entitled to vote at the Media General special meeting (assuming a quorum is present). Shares not present at the Media General special meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Media General merger proposal.

To be approved, the Media General compensation proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Media General voting common stock, present in person or by proxy and entitled to vote at the Media General special meeting (assuming a quorum is present). Shares not present at the Media General special meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Media General compensation proposal.

To be approved, the Media General adjournment proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Media General voting common stock, present in person or by proxy and entitled to vote at the Media General special meeting (whether or not a quorum is present at the Media General special meeting). Shares not present at the Media General special meeting, abstentions and broker non-votes will have no effect on the outcome of the vote on the Media General compensation proposal.

If the Media General merger proposal is not approved by holders of the requisite number of shares of Media General voting common stock, then the transaction will not occur.

Recommendation of Media General’s Board of Directors

Media General’s board of directors unanimously recommends that:

•	the holders of Media General voting common stock vote “FOR” the approval of the Media General merger proposal,

•	the holders of Media General voting common stock vote “FOR” the approval of the Media General compensation proposal, and

•	the holders of Media General voting common stock vote “FOR” the approval of the Media General adjournment proposal.

Additional information on the recommendation of Media General’s board of directors is set forth in “Chapter One: The Transaction – Description of the Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page [●].

Media General shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transaction. In addition, Media General shareholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement to which this joint proxy statement/prospectus relates, and the plan of merger, which is attached as Annex G to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Voting by Media General’s Directors and Executive Officers

As of the Media General record date, Media General directors and executive officers, as a group, beneficially owned and were entitled to vote [●] shares of Media General voting common stock or approximately

[●]% of the outstanding Media General voting common stock. The directors and executive officers of Media General have informed Media General that they currently intend to vote all of their shares of Media General voting common stock for the proposals to be voted on at the Media General special meeting. This number includes the approximately 8.8% of the outstanding shares of voting common stock of Media General as of the Media General record date and which are included in the shares held by Media General’s officers and directors referred to in the previous sentence, each of whom agreed to vote their shares in favor of the Media General merger proposal pursuant to the Media General voting agreement. For additional information regarding the Media General voting agreement, see “Chapter One: The Transaction – The Agreements – Description of the Media General Voting Agreement” beginning on page [●].

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions or voting instructions for your shares as promptly as possible so that your shares will be represented at the Media General special meeting. If you are a shareholder of Media General as of the close of business on the Media General record date, you may submit your proxy or voting instructions before the Media General special meeting through one of the following methods:

By Internet. Use the Internet at www.proxyvote.com to submit your proxy or voting instructions and for the electronic delivery of information up until 11:59 p.m. Eastern Time on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General’s voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any touch-tone telephone to dial [●] to submit your proxy or voting instructions up until 11:59 p.m. Eastern Time on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). Have your proxy card in hand when you call and then follow the instructions. If you submit a proxy or voting instructions by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive your proxy card no later than the close of business on [●] ([●] for participants in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan). If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

If you are a participant in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan, you have the right to direct Fidelity Management Trust Company, as trustee of the applicable plan(s), regarding how to vote the shares of voting common stock credited to your account under such plan(s). Please follow the instructions on your proxy card, which may be different from those provided to other Media General shareholders.

Attending the Media General Special Meeting

All Media General shareholders as of the Media General record date may attend the Media General special meeting. In order to attend the Media General special meeting, you must (i) be a holder of shares of Media General common stock as of the Media General record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport and (iii) if you are a beneficial owner of shares of Media General voting common stock held in street name, present a brokerage statement showing that you owned shares of Media General voting common stock as of the Media General record date. In addition, if you are a beneficial owner of shares of Media General voting common stock held in street name and you wish to vote your shares in person at the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Media General special meeting in order to vote in person.

Voting of Proxies

If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal. However, if you sign, date and return your proxy card and indicate that you vote against the Media General merger proposal, but do not indicate how you want to vote on the Media General adjournment proposal or the Media General compensation proposal, the shares of Media General voting common stock represented by your proxy will not be voted in favor of the Media General adjournment proposal or the Media General compensation proposal. If you are a beneficial owner of shares of Media General voting common stock held in street name, your broker, bank or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee.

Voting of Media General Shares Held in Street Name

If a broker, bank or other nominee holds your shares of Media General voting common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting depends on the voting procedures of your broker, bank or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Media General special meeting in order to vote in person.

Revoking Your Proxy

If you are a shareholder of record you can revoke your proxy in one of three ways:

•	you can send a signed notice of revocation to the Secretary of Media General, which must be received prior to the beginning of the Media General special meeting;

•	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above under “– How to Vote,” which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

•	you can attend the Media General special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Media General voting common stock held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Media General special meeting.

Proxy Solicitations

Media General is soliciting proxies for the Media General special meeting from Media General shareholders. Media General will bear the cost of soliciting proxies from Media General shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Media General’s directors, officers and employees (who will not receive any additional compensation for such service) may solicit proxies by telephone or in person meeting.

Media General has also engaged the services of MacKenzie Partners, Inc. to assist in the distribution of the proxies. Media General estimates that it will pay MacKenzie Partners, Inc. a fee of approximately $[●], plus reasonable out-of-pocket expenses, for such services.

Media General will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out of pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Media General voting common stock.

Other Business

Media General’s board of directors is not aware of any other business to be acted upon at the Media General special meeting. Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Media General special meeting.

Adjournments

Any adjournment of the Media General special meeting may be made from time to time by less than a quorum until a quorum shall attend the Media General special meeting. Media General is not required to notify shareholders of any adjournment if the new date, time and place are announced at the Media General special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned Media General meeting, notice of the adjourned Media General meeting shall be given to each Media General shareholder of record entitled to vote at the adjourned Media General special meeting.

Appraisal Rights

Under Virginia law, appraisal rights will be available to the holders of Media General voting common stock in connection with the merger unless the CVRs are distributed to holders of Media General voting common stock prior to the closing of the transaction. If the CVRs are not distributed to the holders of Media General voting common stock prior to the closing of the transaction, the holders of Media General voting common stock will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of Section 13.1 of the VSCA are followed. In addition, in the event any Media General voting common stock is converted to Media General non-voting common stock prior to the Media General special meeting, holders of Media General non-voting common stock so converted will be entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures set forth in Article 15 of the VSCA, are followed. See “Chapter One: The Transaction – Appraisal Rights” beginning on page [●], as well as Article 15 of Section 13.1 of the VSCA which is attached as Appendix H to the accompanying joint proxy statement/prospectus.

If you are a holder of shares of Media General common stock outstanding immediately before the effective time of the merger and you have not voted in favor of the approval of the merger agreement and have complied with all of the appraisal provisions of the VSCA described under “Chapter One: The Transaction – Appraisal Rights,” beginning on page [●], to the extent such appraisal provisions are applicable, your shares of Media General common stock will not be converted into the right to receive the merger consideration, but, rather, you will have the right to receive such consideration as may be determined to be due to you pursuant to the procedures set forth in Article 15 of Sections 13.1 of the VSCA. If you withdraw your demand for appraisal or fail to perfect or otherwise lose your right of appraisal, in any case, pursuant to the VSCA, your shares of Media General common stock will be deemed to have been converted into the right to receive the merger consideration.

MEDIA GENERAL PROPOSALS

Media General Merger Proposal

Media General is requesting that holders of the outstanding shares of Media General voting common stock consider and vote on a proposal to approve the merger agreement and the related plan of merger, a copy of which is attached as Annex A and Annex G, respectively, to this joint proxy statement/prospectus.

Approval of the Media General merger proposal is a condition to the closing of the transaction. If the Media General merger proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the Media General merger proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Media General voting common stock. Abstentions will have no effect on the outcome of the Media General merger proposal.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEDIA GENERAL MERGER PROPOSAL.

Media General Compensation Proposal

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Media General provide its shareholders with the opportunity to vote to approve, on an advisory non-binding basis, the payment of certain compensation that will or may become payable by Media General to its named executive officers in connection with the merger, as disclosed in the section of this joint proxy statement entitled “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●].

We are asking our shareholders to indicate their approval of the compensation that will or may become payable by Media General to its named executive officers in connection with the merger. These payments are set forth in the section entitled “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●] and the accompanying footnotes. In general, the various plans and arrangements pursuant to which these compensation payments may be made have previously formed part of Media General’s overall compensation program for its named executive officers, and previously have been disclosed to Media General shareholders as part of the Compensation Discussion and Analysis and related sections of Media General’s annual proxy statements or in other publicly available filings. These historical arrangements and the amendments made in connection with the merger in order to facilitate the retention of certain named executive officers were adopted and approved by Media General’s board of directors and are believed by Media General’s board of directors as necessary to achieve the transaction with Nexstar.

Accordingly, we are seeking approval of the following resolution at the special meeting:

“RESOLVED, that the shareholders of Media General, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable to Media General’s named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” in Media General’s joint proxy statement/prospectus for the special meeting.”

Shareholders should note that this proposal is not a condition to closing of the transaction, and as an advisory vote, the result will not be binding on Media General, Media General’s Board of Directors or Nexstar. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated our named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the arrangements that provide for the payments or benefits.

Vote Required For Approval

Approval of the Media General compensation proposal to approve, by non-binding, advisory vote, compensation that will or may become payable by Media General to its named executive officers in connection with the merger requires the affirmative vote of the holders of Media General voting common stock present in person or by proxy and entitled to vote at the Media General special meeting. Abstentions will have the same effects as votes “AGAINST” the Media General compensation proposal.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEDIA GENERAL COMPENSATION PROPOSAL.

Media General Adjournment Proposal

Media General is requesting that holders of the outstanding Media General voting common stock consider and vote on a proposal to grant authority to proxy holders to vote in favor of one or more adjournments of the Media General special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Media General special meeting to approve the Media General merger proposal. Media General intends to move to adjourn the Media General special meeting in order to enable the Media General board of directors to solicit additional proxies for approval of the Media General merger proposal if, at the Media General special meeting, the number of shares of Media General voting common stock present in person or by proxy and voting to approve the Media General merger proposal is insufficient to approve the proposal.

If Media General shareholders approve the Media General adjournment proposal, Media General could adjourn the Media General special meeting and any adjourned session of the Media General special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Media General shareholders who have previously voted. Media General is not required to notify shareholders of any adjournment if the new day, time and place is announced at the Media General special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned Media General special meeting, notice of the adjourned Media General special meeting shall be given to each shareholder of record entitled to vote at the Media General special meeting.

Vote Required for Approval

Approval of the Media General adjournment proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of Media General voting common stock present in person or by proxy and entitled to vote at the Media General special meeting. Abstentions will have no effect on the outcome of the Media General adjournment proposal.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEDIA GENERAL ADJOURNMENT PROPOSAL.

CHAPTER ONE: THE TRANSACTION

Parties To The Transaction

Nexstar Broadcasting Group, Inc.

Nexstar Broadcasting Group, Inc., a Delaware corporation founded in 1996, is a television broadcasting and digital media company focused exclusively on the acquisition, development and operation of television stations and interactive community websites in medium-sized markets in the United States. As of December 31, 2015, Nexstar owned, operated, programmed or provided sales and other services to 99 full power television stations, including those owned by VIEs with which it has local service agreements, in 61 markets in the states of Alabama, Arizona, Arkansas, California, Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Maryland, Michigan, Missouri, Montana, Nevada, New York, Pennsylvania, Tennessee, Texas, Utah, Vermont, Virginia, West Virginia and Wisconsin. Nexstar’s stations are affiliates of ABC, NBC, FOX, CBS, The CW, MyNetworkTV and other broadcast television networks. Nexstar reaches approximately 20.4 million viewers or 18.0% of all United States television households.

The stations Nexstar owns and operates or provides services to provide free over-the-air programming to Nexstar’s markets’ television viewing audiences. This programming includes (a) programs produced by networks with which the stations are affiliated; (b) programs that the stations produce; and (c) first-run and rerun syndicated programs that the stations acquire. Nexstar’s primary sources of revenue include the sale of commercial air time on Nexstar’s stations to local and national advertisers, revenues earned from Nexstar’s retransmission consent agreements with cable, satellite and other multichannel video programming distributors in its broadcast markets, and the sale of advertising on Nexstar’s websites in each of its broadcast markets where Nexstar delivers community focused content.

Nexstar Class A common stock is listed on the NASDAQ under the symbol “NXST.” Nexstar’s principal executive office is located at 545 E. John Carpenter Freeway, Suite 700, Irving, TX 75062 (telephone number: (972) 373-8800).

This joint proxy statement/prospectus incorporates important business and financial information about Nexstar from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●] and “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

Media General, Inc.

Media General, Inc., a Virginia corporation founded in 1850 as a newspaper company in Richmond, Virginia, is a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in high quality broadcast markets across the U.S. Media General owns and operates or provides services to 71 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 48 markets. These stations reach approximately 23% of U.S. TV households. Media General’s primary network affiliations include CBS (23), NBC (13), ABC (8), Fox (8), MyNetwork TV (7) and CW Television (8). Fifty of the 71 stations are located in the top 100 designated market areas as grouped by Nielsen Media Research, which we refer to as “Nielsen,” which we refer to as “DMAs,” while 27 of the 71 stations are located in the top 50 markets. Media General first entered the local television business in 1955 when Media General launched WFLA in Tampa, Florida as an NBC affiliate. Subsequently, Media General expanded its station portfolio through several acquisitions, first by purchasing high-quality, privately owned stations in the Southeast and later by purchasing four NBC-owned affiliates in 2006.

Media General entered the year 2013 as a newly minted pure-play broadcaster, following a rapid and complete transformation of the company, which included the sale of its newspapers, the sale or exit of certain advertising services businesses and the sale of a broadcast equipment company. On November 12, 2013, Media General and Young were combined in the Young merger. On December 19, 2014, Media General and LIN were combined in the LIN merger.

Media General’s voting common stock is listed on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

This joint proxy statement/prospectus incorporates important business and financial information about Media General from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●] and “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

Neptune Merger Sub, Inc.

Neptune Merger Sub, Inc., a Virginia corporation and a wholly owned subsidiary of Nexstar, was formed solely for the purpose of consummating the merger of Neptune with and into Media General, as provided for in the merger agreement. Neptune has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Neptune’s office is located at Bank of America Center, 16th Floor, 1111 E. Main Street, Richmond, VA 23219.

Description of the Transaction

The following is a description of certain material aspects of the transaction. This description may not contain all of the information that may be important to you. The discussion of the transaction in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A, the plan of merger, which is attached to this joint proxy statement/prospectus as Annex G, the CVR agreement, which is attached to this joint proxy statement/prospectus as Annex B and the Media General voting agreement, which is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read carefully this entire joint proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates, for a more complete understanding of the transaction. This section is not intended to provide you with any factual information about Nexstar and Media General. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Nexstar and Media General make with the SEC, as described in “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●] and “Chapter Three: Additional Information – Incorporation of Certain Documents by Reference” beginning on page [●].

General Description of the Transaction

On January 27, 2016, Nexstar entered into a merger agreement with Media General and Neptune, pursuant to which Neptune will merge with and into Media General, with Media General surviving the merger as a wholly owned subsidiary of Nexstar.

It is anticipated that, upon the closing of the transaction, Nexstar shareholders will own approximately 66%, and Media General shareholders will own approximately 34%, of the combined company’s outstanding shares.

Prior to the closing of the transaction, Nexstar will take all actions necessary such that, effective as of immediately following the effective time of the merger, the size of its board of directors will be nine members and two current members of the Media General board of directors will be appointed to serve as directors of

Nexstar (currently expected to be Dennis FitzSimons and John Muse). Assuming the Class I directors are re-elected at the Nexstar annual meeting, the seven current Nexstar directors are expected to remain on the board of directors following the closing of the transaction. The current executive officers of Nexstar are expected to remain unchanged.

Further, following the closing of the transaction, Nexstar will be renamed Nexstar Media Group. No vote of Nexstar shareholders or Media General shareholders is required to change Nexstar’s name under applicable law.

Merger Consideration

In the merger, each share of Media General common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by any Media General subsidiary, Nexstar, or any Nexstar subsidiary) will be converted into the right to receive (i) $10.55 in cash, without interest, (ii) 0.1249 of a share of Nexstar Class A common stock and (iii) one non-transferable CVR relating to the net proceeds (if any) from the sale of Media General’s spectrum in the FCC auction (unless the CVRs are distributed prior to the closing of the transaction), subject to certain reductions described in this joint proxy statement/prospectus. The cash consideration and the stock consideration are fixed amounts and do not increase or decrease based upon the proceeds (if any) from the disposition of either Nexstar’s or Media General’s spectrum in the FCC auction.

No fractional shares of Nexstar Class A common stock will be issued in the merger, and Media General shareholders will receive cash in lieu of any fractional shares.

Under the terms of the merger agreement, each CVR will entitle its holder to receive a pro rata share of the Media General Auction Proceeds, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. As a result, the aggregate cash amount payable under the CVRs may be less than the full amount of the Media General Auction Proceeds.

The merger agreement also provides that each unvested Media General stock option outstanding immediately prior to the merger will become fully vested and will be converted into an option to purchase Nexstar Class A common stock, in the same amount and at the same price as provided in the underlying Media General stock option, adjusted to account for the cash consideration and the exchange ratio for the stock consideration. All other stock-based awards of Media General outstanding immediately prior to the merger will vest in full and be converted into the right to receive the merger consideration, upon the terms and subject to the conditions set forth in the merger agreement.

Background of the Transaction

In the ordinary course of business, Nexstar’s board of directors and senior management actively review strategic opportunities that might be available to enhance shareholder value. As part of these initiatives, Nexstar has acquired or begun providing services to 58 full-power broadcast television stations since 2011, resulting in Nexstar’s growth to the seventh-largest broadcast television station operator in the United States, operating or providing services to 99 full-power broadcast television stations in 61 markets as of December 31, 2015.

Over the past several years, Media General’s board of directors and senior management actively have pursued strategic transactions designed to enhance Media General’s scale to better position Media General to capture the operating synergies of a larger company, participate in industry-wide retransmission revenue growth and provide opportunities for broadcast and digital market share growth. In that connection, on November 12, 2013, Media General completed a business combination with Young. As a result of the Young merger, Media

General owned and operated or provided services to 31 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 28 markets and realized annual operating and financing synergies of approximately $65 million.

On March 21, 2014, Media General and LIN Media entered into a merger agreement, pursuant to which Media General acquired LIN Media on December 19, 2014. As a result of the LIN merger, Media General became one of the largest broadcast television groups in the U.S., owning and operating or providing services to 71 stations across 48 markets, reaching approximately 26.5 million households, or 23% of U.S. TV households.

Upon the closing of the LIN merger, Media General’s board of directors established a finance committee, which we refer to as the “Media General finance committee,” comprised of directors H.C. Charles Diao, Soohyung Kim (Committee Chair), John R. Muse and Thomas J. Sullivan. Media General’s board of directors established the Media General finance committee to assist the full board in reviewing, and authorized it to oversee and provide recommendations to the full board on, matters relating to Media General’s capital structure, financing arrangements, share repurchase opportunities, potential acquisitions and dispositions, and other potential strategic transactions. From time to time after the closing of the LIN merger, Mr. Kim, in his capacity as chairman of the Media General finance committee, and Vincent L. Sadusky, in his capacity as President and Chief Executive Officer of Media General, met with various participants in the broadcasting industry to explore strategic opportunities.

Between September 11 and 14, 2014 and again between January 21 and 23, 2015, John Zieser, Meredith’s Chief Development Officer and General Counsel, had various conversations with Mr. Kim, Chair of the Media General finance committee. During these conversations, Mr. Zieser and Mr. Kim discussed the possibility of Meredith and Media General exploring strategic sourcing and co-production opportunities and selected asset sales and swaps. In addition, during the September 11 event, Mr. Zieser met with Perry A. Sook, Chief Executive Officer of Nexstar, regarding potential business opportunities and determined that it would be beneficial to arrange a follow-up meeting in early 2015, after completion of the respective companies’ potential transaction and strategic initiatives that needed to be completed during the remainder of 2014. Subsequently, in October 2014, Meredith, SagamoreHill LLC and Nexstar entered into an agreement pursuant to which Meredith and SagamoreHill LLC sold television station KASW-TV (Phoenix), a CW affiliate, to Nexstar for $68 million.

On November 20, 2014, following a National Association of Broadcasters board meeting, Mr. Zieser and Paul Karpowicz, Meredith’s President of the Local Media Group, met in New York City with Mr. Sadusky, then in his capacity as President and Chief Executive Officer of LIN Media, to discuss various potential strategic initiatives between Meredith and Media General (prior to completion of the then pending LIN merger), including strategic sourcing and co-production, digital opportunities and asset sales and swaps.

On December 4, 2014, Mr. Zieser, David Johnson, Meredith’s Vice President, Corporate Development, and Doug Olson, Executive Vice President of Meredith’s National Media Group, met with Ron Bloom, Chief Executive Officer of Bitesize TV, a digital and video production subsidiary of Media General, at Bitesize TV’s studios in Los Angeles, California, to discuss video programming and digital opportunities.

From February to June 2015, Meredith’s senior management, with the assistance of BDT & Company, which we refer to as “BDT,” and Moelis & Company LLC, which we refer to as “Moelis,” confidentially contacted each of Media General and Nexstar to discuss potential strategic transactions, including strategic sourcing and co-production opportunities, selected asset sales and swaps, and potential business combination opportunities

On January 29, 2015, the Nexstar board of directors held a regular meeting to review Nexstar’s 2014 financial performance and discuss potential initiatives for the upcoming year. At this meeting, Mr. Sook provided the Nexstar board of directors with an overview of the industry landscape and discussed possible counterparties for a strategic and transformative acquisition, including both Media General and Meredith. The Nexstar board of directors supported exploratory discussions between Mr. Sook, together with other members of Nexstar management, and both Media General and Meredith regarding a possible strategic acquisition.

On February 19, 2015, Mr. Sook and Thomas Carter, Chief Financial Officer of Nexstar, met with Messrs. Zieser and Karpowicz and Mr. Joe Ceryanec, Chief Financial Officer of Meredith, at Nexstar’s headquarters in Irving, Texas. At that meeting, Mr. Sook indicated that Nexstar was primarily interested in discussing a transaction involving Meredith’s broadcast business, although it might be interested in a broader discussion. No specific transaction terms were proposed or discussed. On February 20, 2015, Nexstar and Meredith executed a mutual confidentiality agreement for the purposes of discussion relationships in ownership, joint operations and provision of services.

Beginning in early 2015, the Media General finance committee, together with Media General senior management, met from time to time to review and consider potential transactions involving participants in the broadcasting and digital media industries. RBC Capital Markets, which previously had served as Media General’s financial advisor in connection with prior transactions, attended certain of those meetings at the request of the Media General finance committee.

In early March 2015, representatives of Moelis, on behalf of Meredith, contacted Mr. Kim to discuss a number of topics, including the potential for strategic sourcing and co-production opportunities, selected asset sales and swaps, and business combination opportunities between Meredith and Media General. It was determined that Meredith and Media General should seek to negotiate a mutual confidentiality agreement so that the companies could exchange information for the purpose of further exploring these opportunities. Meredith and Media General executed a mutual confidentiality agreement on March 13, 2015.

On March 23, 2015, Media General announced that its board of directors had authorized a share repurchase program of up to $120 million.

On March 24, 2015, as part of Media General’s ordinary course meetings to explore strategic opportunities with other participants in the broadcasting industry and at Mr. Sook’s request, Messrs. Kim and Sadusky met with Mr. Sook. At the meeting, Mr. Sook discussed generally the potential benefits of a potential combination between Nexstar and Media General, including a potential sale of Nexstar to Media General or a potential purchase of Media General by Nexstar. No specific transaction terms were proposed or discussed.

On March 25, 2015, Moelis, on behalf of Meredith, provided certain preliminary diligence information about Meredith to Media General for the purpose of facilitating Media General’s evaluation of potential strategic opportunities with Meredith.

On April 8, 2015, Media General provided certain preliminary diligence information about Media General to Meredith for the purpose of facilitating Meredith’s evaluation of potential strategic opportunities with Media General.

On April 23, 2015, during an executive session at a regular meeting of the Media General board of directors, Mr. Sadusky provided Media General’s board of directors, among other updates on strategic initiatives, an update on the discussions with Meredith. The Media General board of directors instructed the Media General finance committee and the senior management team to continue exploring strategic opportunities with Meredith. Mr. Sadusky also provided an update on the March 24, 2015 meeting he and Mr. Kim had with Mr. Sook about a potential transaction with Nexstar. During the executive session, Media General’s board of directors determined not to proceed with evaluating a potential transaction with Nexstar at that time since Nexstar had not made any specific proposal and Media General was focused on evaluating other strategic initiatives.

Also on April 23, 2015, the Nexstar board of directors held a regular meeting at which Mr. Sook provided an update on the meetings he and Mr. Carter had with representatives from Media General and Meredith, respectively. The Nexstar board of directors continued to support pursuing exploratory discussions regarding these possible transactions. The Nexstar board of directors also discussed several alternative strategic transactions but believed that the Media General and Meredith discussions were most likely to result in an attractive combination opportunity.

In late April 2015, Mr. Sadusky contacted Mr. Sook to convey the determination of the Media General board of directors, and Mr. Sook communicated this determination to the Nexstar board of directors.

On May 11, 2015, Messrs. Zieser and Ceryanec and a representative from Moelis met with Mr. Kim in New York City. At this meeting, the parties discussed shifting the focus of the discussions between Media General and Meredith, which had been focused on strategic opportunities and sourcing, to a potential business combination of Media General and Meredith.

On May 27, 2015, Steve Lacy, Chief Executive Officer of Meredith, and Messrs. Ceryanec and Zieser met in New York City with Mr. Kim. At the meeting, the Meredith representatives indicated that a transaction with primarily cash consideration reflecting a market premium would likely be more attractive to Meredith and its shareholders than an all-stock transaction not reflecting a market premium.

On May 28, 2015, during an executive session held during a meeting of the Media General finance committee, Mr. Kim briefed the committee on his May 27th meeting with Messrs. Lacy, Ceryanec and Zieser.

On July 2, 2015, Messrs. Lacy, Ceryanec and Zieser met with Mr. Kim in Des Moines, Iowa, to further discuss the potential of a business combination between Media General and Meredith. At that meeting, the Meredith representatives communicated that certain major shareholders of Meredith, which we refer to as the “Meredith supporting shareholders,” would be supportive of a transaction with Media General if the parties could reach acceptable economic terms. Mr. Kim indicated that he would communicate his discussions with Meredith’s senior management to the Media General board of directors and, in light of the support for a transaction by the Meredith supporting shareholders, would suggest to the Media General board of directors that Media General engage a financial advisor to assist Media General in evaluating a potential business combination with Meredith. The parties preliminarily discussed a process and timeline for further mutual diligence and next steps. It was decided that the next step should be for the senior management teams of Media General and Meredith to meet and make management presentations to each other.

On July 7, 2015, at a special telephonic meeting of the Media General finance committee, and then on July 16, 2015, at a special telephonic meeting of Media General’s board of directors, Mr. Kim described the history of discussions with Meredith and provided an overview of Meredith’s business. At its July 7, 2015 meeting, the Media General finance committee unanimously determined to recommend that Media General’s board of directors approve the engagement of RBC Capital Markets as Media General’s financial advisor to assist Media General in exploring a possible combination with Meredith. At its July 16, 2015 meeting, the Media General board of directors unanimously approved the engagement of RBC Capital Markets in that role.

On July 22, 2015, senior management teams from Media General and Meredith met at BDT’s offices in Chicago, Illinois, to each make management presentations and to discuss the potential synergies and other aspects of a potential business combination. Representatives of RBC Capital Markets, BDT and Moelis also attended this meeting.

Also on July 22, 2015, the Nexstar board of directors held a regular meeting at which strategic opportunities, including with Meredith and Media General, were discussed. Mr. Sook informed the Nexstar board of directors that Meredith had engaged Moelis in an effort to sell the entire company, but that Meredith was a less attractive potential target for a strategic combination than Media General for several reasons, including the fact that Meredith was seeking to include its publishing assets in a transaction. Mr. Sook also indicated that Media General remained a potential acquisition target and, of potential transformative acquisition targets, it was the most attractive strategic fit for Nexstar. Mr. Sook suggested that a possible next step was to submit a written, non-binding proposal to acquire Media General in order to persuade Media General to engage regarding a possible transaction. The Nexstar board of directors discussed possible options, was supportive of Mr. Sook’s suggestion and directed management to retain financial and legal advisors to advise the Nexstar board of directors with respect to a proposal. Following this meeting, Nexstar management contacted BofA Merrill Lynch, and Kirkland & Ellis LLP, which we refer to as “Kirkland,” as financial and legal advisors, respectively, because each advisor has a historical relationship with Nexstar.

During the weeks of July 26, 2015 and August 2, 2015, management and other representatives of both Meredith and Media General exchanged information and conducted various diligence discussions.

On July 31, 2015 and August 5, 2015, the Media General finance committee held special telephonic meetings to discuss the results of Media General’s diligence activities and the advisability of a business combination with Meredith. All but one of the Media General directors who were not members of the Media General finance committee also attended the August 5, 2015 meeting. At both meetings, senior management of Media General provided an update on its work to date. RBC Capital Markets attended both meetings and discussed with the Media General finance committee preliminary financial aspects of a potential business combination with Meredith.

On August 6, 2015, Media General’s board of directors held a special telephonic meeting to consider whether to make a non-binding proposal to acquire Meredith. Senior management of Media General presented the strategic rationale, potential downside risks, upside opportunities and a synergies overview for the potential combination with Meredith. RBC Capital Markets discussed with the full Media General board of directors preliminary financial aspects of a potential combination with Meredith. At that meeting, Media General’s board of directors unanimously approved the submission of a formal proposal to Meredith for a combination in which Media General would acquire Meredith for consideration consisting of $30.91 of cash and 1.4894 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock.

On August 7, 2015, Mr. Sadusky delivered a letter to Mr. Lacy communicating this proposal, which we refer to as “Media General’s August 7 proposal.”

On August 10, 2015, the Nexstar board of directors held a telephonic meeting with representatives of BofA Merrill Lynch and Kirkland present to consider whether to make a written, non-binding proposal to acquire Media General as a means to engage in discussions with Media General about a possible transaction. The Nexstar board of directors discussed a draft written, non-binding proposal to acquire Media General for $17.00 per share, consisting of approximately 64% cash and 36% shares of Nexstar common stock. BofA Merrill Lynch discussed with the Nexstar board of directors preliminary financial analyses regarding a potential acquisition of Media General. Kirkland provided an overview to the Nexstar board of directors of its fiduciary duties in connection with such a proposal. Mr. Sook, along with BofA Merrill Lynch, also discussed the anticipated synergies that could result from such a transaction. At that meeting, the Nexstar board of directors unanimously directed Nexstar management to submit the written, non-binding proposal to acquire Media General. On August 7, 2015, the last business day before the Nexstar board of directors submitted such proposal, the NYSE closing price of a share of Media General voting common stock was $13.75 per share and Media General voting common stock had a 30-day volume-weighted average price of $15.26 per share.

On August 10, 2015, Mr. Sook sent a letter to Mr. Sadusky and J. Stewart Bryan III, then Chairman of the Board of Directors of Media General, containing an unsolicited, non-binding proposal to acquire Media General for $17.00 per share, consisting of approximately 64% cash and 36% shares of Nexstar common stock, subject to diligence and obtaining financing, which we refer to as the “Nexstar August 10 proposal.”

On August 13, 2015, representatives of BDT spoke by phone with representatives of RBC Capital Markets to provide feedback from an August 11, 2015 meeting of Meredith’s board of directors, during which the Meredith board of directors had reviewed and considered Media General’s August 7 proposal, and to explain the view of Meredith’s board of directors regarding the need and rationale for higher consideration to be paid by Media General in any business combination with Meredith.

On August 14, 2015, Media General’s board of directors held a special telephonic meeting to consider both Meredith’s response to Media General’s August 7 proposal and the Nexstar August 10 proposal. At this meeting, a representative of Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as “Fried Frank,” outside counsel to Media General, reviewed the directors’ fiduciary duties in evaluating the potential business combination with Meredith and the Nexstar August 10 proposal. RBC Capital Markets discussed, among other things, the potential pro forma financial impact on Media General of a transaction with Meredith. Media General’s directors discussed making a revised proposal with respect to a business combination with Meredith and unanimously authorized the Media General finance committee to communicate a revised proposal to Meredith, consisting of one of two separate alternatives for the consideration to be paid per outstanding share of Meredith common stock and Meredith Class B stock: $33.00 of cash and 1.4894 shares of Media General common stock; or $35.00 of cash and 1.3615 shares of Media General common stock, with additional negotiating authority of up to $2.00 of cash per share. On August 13, 2015, the last business day preceding this board meeting, the NYSE closing price of a share of Media General voting common stock was $13.05 per share.

Also at the August 14, 2015 meeting, RBC Capital Markets discussed with the Media General board of directors financial aspects of the Nexstar August 10 proposal. Media General’s board of directors then discussed various considerations relating to a potential transaction with Nexstar, including Media General’s financial performance and future prospects, the ability of Nexstar to achieve its proposed synergies from a transaction with Media General, the leverage that Nexstar would need to incur to complete a transaction with Media General and the fact that Media General’s shareholders would be significant shareholders in Nexstar after a combination. After full discussion, the Media General board of directors unanimously determined that pursuing the Nexstar August 10 proposal at that time was not in the best interests of Media General and its shareholders. The Media General board directed that a formal response rejecting Nexstar’s proposal be sent to Nexstar.

Later on August 14, 2015, in accordance with the directives of the Media General board of directors, representatives of RBC Capital Markets communicated to representatives of BDT the two revised consideration alternatives authorized by Media General’s board of directors for a potential transaction with Meredith.

On August 16, 2015, representatives of BDT communicated a counterproposal to representatives of RBC Capital Markets providing for consideration for each outstanding share of Meredith common stock and Meredith Class B stock of $36.00 in cash and 1.85 shares of Media General common stock. Representatives of RBC Capital Markets communicated this counterproposal to senior management of Media General and Mr. Kim. Later on August 16, 2015, Mr. Kim called representatives of BDT and indicated that Media General could not agree to the terms of Meredith’s counterproposal. Representatives of BDT asked Mr. Kim to request that Media General’s board of directors and senior management consider whether Media General could increase its proposed purchase price offered on August 14, 2015. Later that same day, in accordance with the directives of the Media General board of directors, representatives of RBC Capital Markets called representatives of BDT to relay Media General’s revised proposal consisting of $35.00 in cash and 1.4894 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock.

In the afternoon on August 18, 2015, representatives of BDT communicated to representatives of RBC Capital Markets a counterproposal from Meredith’s board of directors of $34.55 of cash and 1.5928 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock.

That evening, the Media General finance committee held a special telephonic meeting to consider Meredith’s counterproposal. At this meeting, RBC Capital Markets discussed financial aspects of Meredith’s counterproposal and the Media General finance committee discussed the appropriate basis for valuing the stock portion of the merger consideration given recent volatility in the trading price of Media General voting common stock. After full discussion, the Media General finance committee unanimously approved and subsequently communicated to representatives of BDT through representatives of RBC Capital Markets a best and final offer for each outstanding share of Meredith common stock and Meredith Class B stock having a value of $54.82 per share (based upon the prior day’s NYSE closing price of a share of Media General voting common stock of

$13.31), consisting of either: (i) $35.00 in cash per share and 1.4894 shares of Media General common stock or (ii) $34.57 in cash per share and 1.5214 shares of Media General common stock.

On August 20, 2015, representatives of BDT communicated to representatives of RBC Capital Markets that Meredith was in agreement with Media General’s revised offer of $54.82 per share and that, based on Media General’s revised offer, Meredith was willing to proceed with further confirmatory diligence and to negotiate definitive documentation. Representatives of BDT also emphasized that, although the economic terms had been settled, it was important to the Meredith board of directors and the Meredith supporting shareholders that the combined company’s senior management team consist primarily of Meredith senior management, led by Mr. Lacy as Chief Executive Officer.

Also on August 20, 2015, at a special telephonic meeting of the Media General finance committee, representatives of RBC Capital Markets informed the Media General finance committee that representatives of BDT had indicated, among other things, that, while Meredith was in agreement with Media General’s $54.82 per share offer, Meredith’s board of directors’ position was that Mr. Lacy should be the Chief Executive Officer of the combined company. At that meeting, following discussion regarding Meredith’s position that Mr. Lacy be the Chief Executive Officer of the combined company, the Media General finance committee determined to recommend that Meredith’s board of directors be provided the opportunity to meet with Mr. Sadusky prior to Meredith taking a firm position on the leadership of the combined company.

From August 21 to 23, 2015, after consultation with senior management of Meredith and Mr. Kim, representatives of BDT and RBC Capital Markets had several conversations regarding the composition of the combined company’s senior management team. It was determined that Messrs. Lacy and Sadusky would each meet with a group of members of the other company’s board of directors before the respective boards further considered the combined company’s senior management.

On August 23, 2015, representatives of Cooley LLP, Meredith’s legal advisor, which we refer to as “Cooley,” provided to representatives of RBC Capital Markets a first draft of the Meredith merger agreement.

During the weeks of August 23, 2015 and August 30, 2015, senior management of Meredith and Media General, the Media General finance committee and representatives of their respective advisors engaged in numerous diligence conversations and other communications.

On August 24, 2015, Mr. Bryan sent a letter to Mr. Sook to convey the determination of the Media General board of directors not to pursue the Nexstar August 10 proposal.

During late August and early September 2015, representatives of Meredith, Media General and their respective legal and financial advisors negotiated the terms of a merger agreement between Media General and Meredith.

On August 28, 2015, Messrs. Lacy and Ceryanec made a presentation to all of the Media General directors, and Mr. Sadusky made a presentation to several Meredith directors. During these meetings, Messrs. Lacy and Sadusky each presented his views and plans concerning the strategy, operations, opportunities, synergies and challenges of the combined company and his candidacy for Chief Executive Officer of the combined company and discussed the same with such directors.

On September 1, 2015, Media General’s board of directors held a special meeting to discuss the proposed terms of transaction between Media General and Meredith. Representatives of RBC Capital Markets and Fried Frank, as well as Media General’s senior management, attended. Senior management of Media General reviewed the progress in negotiations and diligence since the last meeting of the Media General board of directors on August 19, 2015. RBC Capital Markets discussed financial aspects of the proposed business combination, including the proposed financing terms for such transaction. Representatives of Fried Frank provided a summary of the proposed transaction structure and key merger agreement terms, including the structure of the transaction, the material conditions to closing, the deal protection terms, pre-closing covenants, Meredith’s request for a voting agreement from Standard General and Kainos Capital and the termination fees and triggering events for payment of the fees by both companies. However, following discussion regarding the proposed management for the combined company and Mr. Lacy’s background and experience, the Media General board of directors’ view was that Mr. Sadusky should be the Chief Executive Officer of the combined company. Dennis FitzSimons, a director of Media General, was selected by the Media General board of directors to communicate the view of the board to representatives of BDT.

On September 2, 2015, Mr. FitzSimons contacted representatives of BDT to inform them of the Media General board of directors’ view regarding the identity of the combined company’s chief executive officer.

Also on September 2, 2015, Mr. Sook contacted representatives of Moelis to communicate that Nexstar would be interested in acquiring Meredith in a transaction that included both the broadcasting and publishing businesses. He specified that Nexstar would consider making an offer with a per share price in the mid-$50s per outstanding Meredith common share, consisting of approximately 70% cash and 30% Nexstar common stock. Mr. Sook also stated that Nexstar could move quickly to reach an agreement. He also indicated that Nexstar’s interest was due in part to its belief that, based on a rumor in the market, a transaction between Media General and Meredith was imminent. Moelis immediately communicated Mr. Sook’s conversation to Mr. Zieser at Meredith. Later that day, Mr. Sook again contacted representatives of Moelis and indicated that the stock component of the consideration would more likely be in the 13% to 17% range, rather than 30% as earlier indicated. Moelis again contacted Meredith to convey this additional information from Mr. Sook.

On September 3, 2015, following a special telephonic meeting of the Meredith board of directors, representatives of BDT communicated to Mr. FitzSimons the view of Meredith’s board of directors that its willingness to proceed with a business combination with Media General was contingent on the senior management team of the combined company being led by Mr. Lacy.

Also on September 3, 2015, the Media General finance committee held a special telephonic meeting. A representative of Fried Frank was also in attendance. During an executive session, the Media General finance committee determined by a three-to-one vote (with Mr. Muse voting against based on concern that Media General’s stock price had recently declined, concerns regarding Meredith’s management’s ability to execute and achieve the synergies necessary for the merger with Meredith to be successful, and that it might be beneficial for Media General to have more time to assess the transaction) to recommend to the Media General board of directors that it approve the Meredith merger transaction with Mr. Lacy to serve as chief executive officer of the combined company.

On September 4, 2015, Media General’s board of directors held a special meeting in New York City. Media General’s senior management and representatives of its advisors, including RBC Capital Markets, Fried Frank and Media General’s regulatory counsel, Pillsbury Winthrop Shaw Pittman LLP, which we refer to as “Pillsbury,” were also in attendance. In executive session, with Mr. Sadusky not attending, the Media General directors discussed their views regarding the appropriate chief executive officer, chairman of the board, and senior management of the combined company.

At the conclusion of its September 4, 2015 meeting, after full discussion, Media General’s board of directors, by a vote of seven to four, approve the proposed Meredith merger agreement. Directors Royal W. Carson, III, Douglas W. McCormick, Sadusky and Muse expressed their concern about Media General’s recent stock price decline, their concerns about the ability of Meredith’s management to execute and achieve the synergies necessary for the merger with Meredith to be successful, and that it might be beneficial for Media General to have more time to assess the transaction, and, as such, voted against the proposed transaction with Meredith and the proposed debt financing.

After the September 4, 2015 meeting of the Media General board of directors, in accordance with the directives of Media General’s board of directors, Mr. Kim and a representative of RBC Capital Markets informed representatives of Meredith of the Media General board’s decision at its board meeting and that Kainos Capital had indicated that it would be unwilling to enter into a voting and support agreement.

Thereafter, representatives of Fried Frank and Cooley finalized the Meredith merger agreement substantially on the terms approved by the Media General board of directors at its September 4, 2015 meeting.

On September 7, 2015, the Media General board of directors held a special telephonic meeting. Members of Media General senior management and representatives of RBC Capital Markets, Fried Frank and Joele Frank, Wilkinson Brimmer Katcher, Media General’s public relations firm, which we refer to as “Joele Frank,” were present. Representatives of Fried Frank provided an overview of the final transaction terms.

That night, Media General and Meredith entered into the Meredith merger agreement.

On the morning of September 8, 2015, Meredith and Media General issued a joint press release announcing the proposed transaction and hosted a joint conference call and webcast to discuss the announcement.

On September 9, 2015, the Nexstar board of directors held a telephonic meeting. Messrs. Sook and Carter provided the Nexstar board of directors with an overview of the financial aspects of the announced Meredith-Media General transaction and stated that, in light of that transaction, Nexstar’s options were to make a public proposal to acquire either Media General or Meredith, or to pursue the television stations that Meredith and Media General had agreed to divest as part of that transaction. Nexstar’s management did not believe that pursuing an acquisition of Meredith in the context of the announced Meredith-Media General transaction was advisable but believed that consideration of continued pursuit of Media General or acquisition of the television stations to be divested could make strategic sense. The Nexstar board of directors requested that Nexstar management prepare further information regarding the television stations that Meredith and Media General had agreed to divest and further analysis on a public proposal to acquire Media General for further consideration of Nexstar’s options at a later meeting.

On September 17, 2015, the Nexstar board of directors held a telephonic meeting to discuss whether to continue to pursue a transaction with Media General or to pursue the acquisition of the television stations that Meredith and Media General had agreed to divest. Messrs. Sook and Carter discussed with the Nexstar board of directors their perceptions of the views of shareholders of both Nexstar and Media General, which generally disfavored the Meredith-Media General deal, and several inquiries they had received from those shareholders encouraging Nexstar to pursue an acquisition of Media General. Mr. Carter discussed with the Nexstar board of directors an update to the preliminary financial analysis of an acquisition of Media General previously discussed by the Nexstar board of directors on August 10, 2015. Mr. Carter also noted that no confidential information regarding the television stations that Meredith and Media General had agreed to divest was available yet, but that pursuing these television stations would be a less transformative strategic opportunity than an acquisition of Media General, and that there were few transformational alternatives to an acquisition of Media General providing as attractive of a strategic fit for Nexstar’s business. Following discussion, the Nexstar board of directors instructed management to prepare, with Nexstar’s advisors, a public proposal to acquire Media General for consideration at a later meeting and to engage additional advisors.

During the period from September 9, 2015 through September 25, 2015, Nexstar’s management engaged additional advisors, including Sard Verbinnen & Co., which we refer to as “Sard”, as public relations advisor, and Innisfree M&A Incorporated, which we refer to as “Innisfree,” as proxy solicitation advisor, to analyze and plan for the possibility of making a proposal to acquire Media General and the option of making such a proposal public. BofA Merrill Lynch, Kirkland and Sard discussed with Nexstar’s management at various meetings and telephone calls during this time drafts of a proposal and tactical considerations with respect to the public relations aspect of making such a proposal public. BofA Merrill Lynch also reviewed with Nexstar’s management preliminary financial analyses with respect to an acquisition of Media General, and Kirkland reviewed with Nexstar’s management the terms of the Meredith merger agreement.

On September 25, 2015, the Nexstar board of directors held a telephonic meeting, at which representatives of BofA Merrill Lynch, Kirkland, Sard and Innisfree were present, to further discuss the possibility of making a public proposal to acquire Media General. Mr. Sook reviewed with the Nexstar board of directors the events that had transpired since the Nexstar August 10 proposal, as well as Nexstar’s previous discussions with Media General. Mr. Sook then reviewed with the Nexstar board of directors a proposal to acquire Media General in a cash-and-stock transaction valued at $14.50 per share of Media General common stock, consisting of $10.50 in cash and 0.0898 Nexstar shares per outstanding share of Media General common stock. BofA Merrill Lynch discussed with the Nexstar board of directors financial analyses with respect to this proposal, as well as a comparison of the financial analyses of this proposal compared to the Nexstar August 10 proposal. Representatives of Kirkland then reviewed with the Nexstar board of directors their fiduciary duties in the context of making an unsolicited public proposal and related legal considerations, including a review of the terms of the Meredith merger agreement. Representatives of BofA Merrill Lynch, Kirkland, Sard and Innisfree also discussed with the Nexstar board of directors various tactical considerations regarding the making of a proposal and whether to make it public, particularly in light of the “force the vote” provision in the Meredith merger agreement that would permit Meredith to require Media General to hold a shareholder vote before Media General would be able to terminate the Meredith merger agreement. Representatives of Sard and Innisfree discussed with the Nexstar board of directors considerations relating to a public relations strategy in connection with making an unsolicited, public proposal. Following discussion and questions of management and Nexstar’s advisors, the Nexstar board of directors directed Nexstar’s management to make a proposal to acquire Media General on Monday, September 28, 2015, for consideration valued at $14.50 per share, consisting of $10.50 per share of cash and 0.0898 of a share of Nexstar common stock per outstanding share of Media General common stock and publicly announce such a proposal shortly thereafter.

On September 28, 2015, Nexstar delivered to Media General and publicly announced an unsolicited, non-binding proposal to acquire Media General for consideration valued at $14.50 per share, consisting of $10.50 per share of cash and 0.0898 of a share of Nexstar common stock per outstanding share of Media General common stock, conditioned upon Media General and Meredith terminating the Meredith merger agreement. We refer to this proposal as the “Nexstar September 28 proposal.” On September 25, 2015, the last business day preceding delivery of the Nexstar September 28 proposal, the NYSE closing price of a share of Media General voting common stock was $11.15 per share.

Also on September 28, 2015, Media General announced that the Media General board of directors, in consultation with its legal and financial advisors, would carefully review and consider the Nexstar September 28 proposal to determine the course of action that it believed was in the best interests of Media General and its shareholders.

On September 30, 2015, the Media General board of directors held a special telephonic meeting to discuss the Nexstar September 28 proposal. At the meeting, Mr. Sadusky reviewed the terms of the proposal with the Media General board of directors. A representative of Fried Frank discussed with the Media General board of directors their fiduciary duties in evaluating the Nexstar September 28 proposal, Media General’s obligations under the Meredith merger agreement in connection with the Nexstar September 28 proposal and the possibility of retaining additional advisors to assist the Media General board in evaluating the Nexstar September 28 proposal. RBC Capital Markets discussed with the Media General board of directors preliminary financial perspectives with respect to the Nexstar September 28 proposal. After full discussion, the Media General board of directors requested that directors H.C. Charles Diao, Dennis FitzSimons and Douglas W. McCormick evaluate and make a recommendation to the Media General board of directors with respect to additional legal and financial advisors to advise Media General’s board of directors in connection with the Nexstar September 28 proposal.

At a special telephonic meeting held on October 4, 2015, the Media General board of directors approved the engagement of Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” and Weil, Gotshal & Manges LLP, which we refer to as “Weil Gotshal,” as additional financial and legal advisors, respectively, to assist the

Media General board of directors in, among other things, its evaluation and consideration of the Nexstar September 28 proposal.

On October 5, 2015, Media General announced that it had engaged Goldman Sachs and Weil Gotshal. Also on October 5, 2015, Nexstar issued a press release in response to Media General’s retention of additional financial and legal advisors.

On October 7, 2015, the Media General board of directors held a special telephonic meeting to further discuss the Nexstar September 28 proposal. Representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal attended the meeting. At the meeting, representatives of Goldman Sachs discussed with the Media General board of directors potential steps to be taken by the Media General board of directors in connection with the Nexstar September 28 proposal. After full discussion, the Media General board of directors authorized senior management of Media General to seek a waiver under the Meredith merger agreement from Meredith to permit Media General to engage in due diligence and discussions with Nexstar.

On October 7, 2015, in accordance with the directives of the Media General board of directors, Media General’s legal and financial advisors contacted Meredith’s legal and financial advisors to request a waiver. Over the next several days, Media General’s and Meredith’s advisors negotiated the terms of a limited waiver that permitted Media General to exchange with Nexstar certain financial and related information to confirm potential synergies and other financial matters relating to the Nexstar September 28 proposal.

On October 13, 2015, the Media General board of directors held a regularly scheduled meeting. Representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal attended the meeting. At the meeting, representatives of Fried Frank and Weil Gotshal reviewed the fiduciary duties of the directors, Media General’s obligations under the Meredith merger agreement, the terms of the limited waiver being negotiated with Meredith and the terms of a potential mutual confidentiality agreement to be entered into with Nexstar. At the meeting, RBC Capital Markets discussed with the Media General board of directors its preliminary financial perspectives with respect to the Nexstar September 28 proposal and the proposed transaction with Meredith and representatives of Goldman Sachs separately reviewed with the Media General board of directors their preliminary financial analyses with respect to the Nexstar September 28 proposal and the proposed transaction with Meredith. After full discussion, the Media General board of directors unanimously authorized senior management of Media General to enter into a waiver to certain terms of the Meredith merger agreement to allow for the mutual exchange of certain information with Nexstar and, if the limited waiver was entered into with Meredith, to enter into a mutual confidentiality agreement with Nexstar and to begin exchanging with Nexstar due diligence information, as permitted under the limited waiver.

On October 14, 2015, Meredith and Media General entered into the limited waiver, and each of Meredith and Media General publicly announced the execution of the limited waiver. Also on October 14, 2015, Nexstar issued a press release in response to Media General’s announcement, stating that it looked forward to exchanging information with Media General.

On October 16, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the execution of the limited waiver and discussions with Nexstar regarding the terms of a mutual confidentiality agreement and the information to be exchanged between Media General and Nexstar.

On October 19, 2015, Nexstar and Media General entered into a mutual confidentiality agreement and began exchanging due diligence information.

On October 21, 2015, members of senior management of Media General and Nexstar met to discuss the due diligence information exchanged between Media General and Nexstar. Representatives of Media General’s and Nexstar’s respective legal and financial advisors also attended this meeting.

Also on October 21, 2015, members of senior management of Meredith and representatives of Boston Consulting Group, which we refer to as “BCG,” met with representatives of Goldman Sachs and senior management of Media General to present Meredith’s views on the financial benefits of the proposed merger between Media General and Meredith.

On October 22, 2015, the Nexstar board of directors held a regular meeting, at which representatives of BofA Merrill Lynch and Kirkland were present. Representatives of BofA Merrill Lynch reviewed with the Nexstar board of directors the initial market perception of the Nexstar September 28 proposal and an update on the due diligence exchange between the companies. Mr. Sook outlined for the Nexstar board of directors the information that Nexstar intended to provide Media General to facilitate due diligence and discussions. Representatives of Kirkland informed the Nexstar board of directors that, at the direction of Nexstar management, they planned to begin revisions to the Meredith merger agreement to be submitted to Media General with a revised proposal following completion of due diligence. The Nexstar board of directors discussed the situation and, subject to additional due diligence, authorized Nexstar management to submit a confirmation of the Nexstar September 28 proposal, along with a merger agreement on substantially the same terms as the Meredith merger agreement and debt financing commitments for an acquisition of Media General.

On October 23, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the meetings with Nexstar and Meredith and the ongoing exchange of due diligence information with Nexstar.

During the weeks of October 26, 2015, November 2, 2015, and November 9, 2015, representatives of Media General and Nexstar continued to exchange due diligence information and discuss the due diligence information exchanged.

On October 30, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the ongoing exchange of due diligence information with Nexstar.

That evening, Mr. Sook delivered a letter to Messrs. Sadusky and Bryan confirming Nexstar’s unsolicited, non-binding proposal to acquire Media General for consideration valued at $15.28 per share, consisting of the same consideration as the Nexstar September 28 proposal, specifically, $10.50 per share of cash and 0.0898 of a share of Nexstar common stock per outstanding share of Media General common stock, conditioned upon Media General and Meredith terminating the Meredith merger agreement, with the $0.78 per share in increased consideration attributable to the increase in the trading price of Nexstar common stock since its announcement of the Nexstar September 28 proposal. Along with this letter, Mr. Sook also delivered a draft merger agreement and debt financing commitment in support of the confirmed Nexstar September 28 proposal, which debt financing commitment was subject to additional due diligence. On October 30, 2015, the NYSE closing price of a share of Media General voting common stock was $14.86 per share.

On November 2, 2015, the Media General board of directors held an information session at which representatives of Fried Frank and Weil Gotshal provided a summary of the terms of the merger agreement and debt financing commitment included in the confirmed Nexstar September 28 proposal. Senior management of Media General and representatives of RBC Capital Markets and Goldman Sachs also attended the information session.

On November 5, 2015, Mr. Sadusky, James F. Woodward, the Chief Financial Officer of Media General, Andrew C. Carington, the General Counsel of Media General, Messrs. Diao, FitzSimons and McCormick, met with Messrs. Sook and Carter, certain Nexstar directors and representatives of Nexstar’s legal and financial advisors to further discuss the due diligence information exchanged between Media General and Nexstar. Representatives of RBC Capital Markets and Goldman Sachs were also in attendance.

On November 13, 2015, the Media General board of directors held a special meeting. At the meeting, representatives of Fried Frank and Weil Gotshal reviewed with the directors their fiduciary duties as well as Media General’s obligations under the Meredith merger agreement. At the meeting, senior management and representatives of RBC Capital Markets and Goldman Sachs updated the Media General board of directors on the November 5, 2015 meeting with representatives of Nexstar and the exchange of due diligence information with Nexstar. RBC Capital Markets also discussed with the Media General board of directors its updated preliminary financial perspectives with respect to Media General on a standalone basis, the Nexstar September 28 proposal and the proposed transaction with Meredith and representatives of Goldman Sachs reviewed with the Media General board of directors their updated preliminary financial analyses with respect to Media General on a standalone basis, the Nexstar September 28 proposal and the proposed transaction with Meredith. After full discussion, the Media General board of directors unanimously reached the determination under the Meredith merger agreement that allowed Media General to explore a potential transaction and negotiate with a third party. The Media General board of directors also concluded that the Nexstar September 28 proposal was unacceptable as currently constructed. The Media General board of directors, however, authorized Media General’s management and advisors to engage in negotiations with Nexstar regarding the Nexstar September 28 proposal.

On November 16, 2015, Mr. Sadusky notified Messrs. Lacy and Sook of the determination of the Media General board of directors to engage in discussions with Nexstar, and Media General issued a press release announcing such determination. Also on November 16, 2015, Meredith issued a press release regarding Media General’s announcement, and Nexstar issued a press release reiterating the Nexstar September 28 proposal in light of Media General’s announcement.

Also on November 16, 2015, Mr. Sadusky sent a letter to Mr. Sook indicating that Media General’s board of directors had unanimously rejected Nexstar’s September 28 proposal (as updated on October 30), but that Media General and its advisors were prepared to engage in negotiations regarding the terms of a potential acquisition of Media General by Nexstar.

On November 18, 2015, representatives of Media General’s management, together with representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal and representatives of Nexstar’s management, BofA Merrill Lynch and Kirkland, met in New York City. At the direction of the Media General board of directors, representatives of Media General communicated a counterproposal to representatives of Nexstar that was approved by the Media General board of directors consisting of $12.50 per share of cash and 0.1350 of a share of Nexstar common stock per outstanding share of Media General common stock. The parties also discussed Media General’s potential participation in the FCC auction, and the possibility of issuing a CVR to Media General’s shareholders as part of the consideration, which CVR would allow Media General’s shareholders to receive their pro rata share of the net after-tax proceeds received in the FCC auction from the sale of existing Media General spectrum, subject to certain reductions.

On November 19, 2015, representatives of Media General’s management, together with representatives of Goldman Sachs and RBC Capital Markets, and representatives of Nexstar’s management, BofA Merrill Lynch and Kirkland again met in New York City. At this meeting, representatives of Nexstar communicated a revised proposal to Media General under which Nexstar would acquire Media General for consideration per share consisting of $10.54 in cash, 0.0960 of a share of Nexstar common stock and a CVR, conditioned upon Media General and Meredith terminating the Meredith merger agreement. Representatives of Fried Frank and Weil Gotshal also participated in this meeting.

On November 20, 2015, the Media General board of directors held an information session, together with members of management and representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal. At this meeting, RBC Capital Markets discussed with the Media General board of directors, among other things, its updated preliminary financial perspectives with respect to Nexstar’s November 19 proposal and representatives of Goldman Sachs reviewed with the Media General board of directors, among other things, their updated preliminary financial analyses with respect to Nexstar’s November 19 proposal. The Media General board of directors and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal also discussed a potential revised transaction with Meredith structured as a “merger of equals” in which both Media General and Meredith shareholders would receive shares of the combined company and cash, and Meredith shareholders would no longer receive a premium for their shares.

On November 21, 2015, at the direction of the Media General board of directors, representatives of Goldman Sachs and RBC Capital Markets discussed with representatives of BDT the possibility of a revised merger of equals transaction between Media General and Meredith and communicated a merger transaction structure that could be unanimously supported by the Media General board of directors and could be supported by Mr. Muse in his capacity as a shareholder, and that Media General’s board of directors believed would be better supported by Media General’s shareholders. The revised transaction would involve both the Media General and Meredith shareholders receiving shares of the combined company and cash as well as an annual dividend and a CVR that would entitle each set of shareholders to a pro rata share of the net after-tax proceeds that its respective company would receive in the incentive auction for the sale of each such company’s pre-transaction assets. Media General’s proposal would have resulted in Media General shareholders receiving $4.00 in cash per share and ownership of 52.9% of the pro forma combined company, Meredith shareholders receiving $10.46 in cash per share and ownership of 47.1% of the pro forma combined company, and shareholders of both Media General and Meredith receiving a first year dividend of $0.80 per share as well as a CVR.

On November 24, 2015, also at the direction of the Media General board of directors, representatives of Goldman Sachs and RBC Capital Markets, on behalf of Media General, communicated to representatives of BofA Merrill Lynch a proposal under which Nexstar would acquire Media General for consideration per share consisting of $10.54 in cash, 0.1400 of a share of Nexstar common stock and a CVR.

Later on November 24, 2015, Nexstar’s management updated the Nexstar board of directors on Media General’s proposal conveyed by Goldman Sachs and RBC Capital Markets.

On November 24 and 30, 2015, Nexstar’s management and representatives of BofA Merrill Lynch and Kirkland participated in conference calls to discuss the revised Media General proposal made on November 24, 2015, and potential terms for a revised proposal. Following these discussions, Nexstar’s management authorized BofA Merrill Lynch to communicate a proposal to Media General’s financial advisors for an acquisition of Media General consisting of $10.54 in cash, 0.1024 of a share of Nexstar common stock and a CVR, conditioned upon Media General and Meredith terminating the Meredith merger agreement. On December 1, 2015, representatives of BofA Merrill Lynch, on behalf of Nexstar, communicated this revised proposal to representatives of Goldman Sachs and RBC Capital Markets. We refer to this proposal as the “December 1 Nexstar proposal.”

On December 4, 2015, the Media General board of directors held an information session at which representatives of Goldman Sachs and RBC Capital Markets updated the Media General board of directors regarding the status of discussions with Meredith regarding potential terms for a revised merger of equals transaction with Meredith in which both Media General and Meredith shareholders would receive shares of the combined company and cash as well as an annual dividend and a CVR. The December 1 Nexstar proposal was also discussed during this session. The Media General board of directors instructed Media General’s management to deliver a letter to Nexstar indicating Media General’s willingness to consider a transaction in which Media General’s shareholders receive for each share $11.00 in cash, 0.1350 of a share of Nexstar common stock and a CVR and requesting that Nexstar provide to the Media General board of directors its best and final offer for an acquisition of Media General. The Media General board of directors also instructed Media General’s management and advisors to continue discussions with Meredith regarding a revised merger of equals transaction with the objective of reaching a deal that would be attractive to both companies’ shareholders.

On December 6, 2015, Mr. Sadusky sent a letter to Mr. Sook reflecting the terms discussed by the Media General board of directors and requesting that Nexstar submit to Media General a best and final proposal.

On December 8, 2015, the Nexstar board of directors held a meeting to discuss potential next steps with respect to the Nexstar proposal to acquire Media General. Mr. Sook reviewed with the Nexstar board of directors the current state of the negotiations between the parties, which were at an impasse. Mr. Sook proposed that Nexstar issue a press release on December 9, 2015, publicly disclosing that impasse in order to generate shareholder support for a Nexstar acquisition of Media General. The Nexstar board of directors discussed various alternatives should the discussions with Media General continue to result in an impasse. Following discussion, the Nexstar board of directors directed management to issue such a press release.

On December 9, 2015, Nexstar issued a press release disclosing the impasse in the discussions with respect to an acquisition of Media General by Nexstar.

During the weeks of December 6, 2015 and December 13, 2015, Media General and Meredith, together with their respective advisors, held discussions and exchanged proposals relating to a potential merger of equals transaction. As of December 17, 2015, Media General and Meredith, together with their respective advisors, had exchanged several proposals for a revised merger of equals transaction. Media General’s last proposal of December 15, 2015 would have resulted in Media General shareholders receiving $4.15 in cash per share and ownership of 50.6% of the pro forma combined company, Meredith shareholders receiving $14.00 in cash per share and ownership of 49.4% of the pro forma combined company, and shareholders of both Media General and Meredith receiving a first year dividend of $0.68 per share as well as a CVR. Meredith’s response proposal of December 17, 2015 would have resulted in Media General shareholders receiving $3.90 in cash per share and ownership of 50.2% of the pro forma combined company, Meredith shareholders receiving $14.95 in cash per share and ownership of 49.8% of the pro forma combined company, and shareholders of both Media General and Meredith receiving a first year dividend of $0.68 per share as well as a CVR.

On December 10, 2015, the Media General board of directors held a regular meeting. At this meeting, Media General’s senior management and representatives of RBC Capital Markets and Goldman Sachs updated the Media General board of directors regarding the status of discussions with Meredith. RBC Capital Markets also discussed with the Media General board of directors its preliminary financial perspectives with respect to a revised transaction with Meredith and representatives of Goldman Sachs reviewed with the Media General board of directors their preliminary financial analyses with respect to a revised transaction with Meredith. At this meeting, Media General’s board of directors instructed Media General’s senior management and financial advisors to continue their discussions with Meredith. Representatives of Fried Frank were also present at this meeting.

Thereafter, on behalf of and at the direction of the respective boards of directors of Meredith and Media General, representatives of BDT, Goldman Sachs and RBC Capital Markets continued to discuss a proposed merger of equals transaction between Media General and Meredith.

At Mr. Sook’s request, on December 17, 2015, Mr. Muse, in his capacity as a shareholder of Media General, met with Mr. Sook in Dallas, Texas. At that meeting, and in discussions with Mr. Sook over the next several days, Mr. Muse and Mr. Sook discussed potential terms of Nexstar’s proposal to acquire Media General.

Also on December 17, 2015, the Nexstar board of directors held a meeting to discuss revisions to its proposal to acquire Media General. Mr. Sook updated the Nexstar board of directors on the ongoing discussions with Media General and his earlier meeting with Mr. Muse. The Nexstar board of directors discussed potential revisions to the terms of the Nexstar proposal to acquire Media General given the feedback from Mr. Muse and additional financial information presented by Mr. Carter. Following discussion, the Nexstar board of directors directed management to deliver a revised proposal to acquire Media General for $10.55 in cash (less any termination fee in excess of $60 million payable by Media General) and $7.00 per share of Nexstar common stock, as well as a CVR, conditioned upon Media General and Meredith terminating the Meredith merger agreement.

On December 20, 2015, Nexstar delivered to Media General a written, non-binding revised proposal to acquire Media General for consideration consisting of $10.55 in cash (less any termination fee in excess of $60 million payable by Media General), $7.00 per share of Nexstar common stock (indicating that this reflected an exchange ratio of 0.1249 of a share of Nexstar, based on the closing price of the Nexstar common stock on December 18, 2015, the last completed trading day, but that the exchange ratio would be based on the closing price of the Nexstar common stock at the time of execution of a merger agreement), as well as a CVR. The proposal was conditioned upon the termination of the Meredith merger agreement, and Media General executing a merger agreement with Nexstar on or prior to January 12, 2016. Along with this proposal, Nexstar delivered a debt financing commitment from BANA and BofA Merrill Lynch in support of its revised proposal, which debt financing commitment was subject to additional lender due diligence.

Also on December 20, 2015, the Media General board of directors held an information session, together with members of management and representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal. At this meeting, RBC Capital Markets updated the Media General board of directors regarding its preliminary financial perspectives with respect to Nexstar’s December 20 proposal and representatives of Goldman Sachs updated the Media General board of directors regarding their preliminary financial analyses with respect to Nexstar’s December 20 proposal. The Media General board of directors and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal also discussed the revised transaction then under discussion with Meredith.

On December 21, 2015, at the direction of the Media General board of directors, Mr. Muse communicated to Mr. Sook that Nexstar would need to agree either to provide for a floating exchange ratio that would ensure that the Media General shareholders received Nexstar shares with a $7.00 value as of the closing or to provide for a fixed exchange ratio of 0.1249 of a share of Nexstar. Mr. Muse also communicated that it was critical that Nexstar obtain a financing commitment providing for sufficient funds to ensure that Nexstar would be able to complete a transaction and provide contractual and regulatory commitments that would provide high certainty of consummation of a transaction on an expeditious basis.

On December 21 and 22, 2015, at the direction of the Media General board of directors, representatives of Goldman Sachs, RBC Capital Markets, Fried Frank, Weil Gotshal and Pillsbury engaged in discussions with representatives of BofA Merrill Lynch, Kirkland and Wiley Rein LLP, Nexstar’s regulatory counsel, which we refer to as “Wiley,” regarding the terms of Nexstar’s proposed financing and Nexstar’s plan to obtain regulatory approval for an acquisition of Media General.

On December 21, 2015, Kirkland sent to Fried Frank and Weil Gotshal a term sheet reflecting proposed terms for a CVR, which was followed on December 23, 2015 by a draft of a CVR agreement reflecting the terms contained in the term sheet. On December 22, 2015, Fried Frank and Weil Gotshal sent to Kirkland a mark-up of the draft merger agreement initially sent to Media General by Nexstar on October 30, 2015. Over the next several days, representatives of Fried Frank and Weil Gotshal engaged in discussions and exchanged drafts of the CVR term sheet, the CVR agreement and the merger agreement with Kirkland.

On December 24, 2015, the Media General board of directors held an information session at which members of management, together with representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal, updated the Media General board of directors on the discussions with Nexstar, including Nexstar’s most recent suggestion that the stock consideration payable in a transaction reflect $7.00 per Media General share at the time of the announcement of a transaction. The Media General board of directors noted that based on Nexstar’s closing share price as of December 23, 2015, this would have resulted in Media General shareholders receiving stock consideration consisting of 0.1196 of a Nexstar share, rather than the 0.1249 of a share of Nexstar. The Media General board of directors discussed the exchange ratio and believed that the 0.1249 ratio was appropriate. Following this session, at the direction of the Media General board of directors, representatives of RBC Capital Markets and Goldman Sachs contacted representatives of BofA Merrill Lynch to inform them that the stock consideration would need to be a fixed exchange ratio of 0.1249 of a share of Nexstar common stock for each Media General share.

On December 27, 2015, representatives of BDT communicated to representatives of RBC Capital Markets that Meredith did not intend to waive the “force the vote” requirement under the Meredith merger agreement. BDT also urged that Media General finalize the proposed merger of equals transaction and submit it to a vote of Media General’s shareholders. Also on December 27, 2015, representatives of Cooley provided to representatives of Fried Frank an initial draft of an amendment to the Meredith merger agreement reflecting the potential terms of a proposed merger of equals transaction that had been discussed by Meredith and Media General. Under this revised transaction, both Media General and Meredith shareholders would receive shares of the combined company, cash, an annual dividend and a CVR, with shareholders of both companies being able to elect to receive all stock, all cash or the standard stock-cash mix (subject to overall caps for each company’s shareholders on the total number of shares issued and amount of cash paid).

On December 28, 2015, Messrs. Sadusky and Muse had a call with Messrs. Sook and Carter, to communicate Media General’s requirements that the stock consideration that Nexstar would pay in the transaction be based on a fixed exchange ratio of 0.1249 of a share of Nexstar common stock, which based on the closing price of the Nexstar shares on December 24, 2015, would have a value of $7.49, Nexstar obtain a financing commitment that would provide Nexstar with sufficient financing to consummate a proposed transaction, including the refinancing of both companies’ existing indebtedness that would need to be repaid in connection with a transaction, and commit to take necessary actions to obtain regulatory approval for a transaction without delay. The parties also discussed certain matters relating to the CVR agreement and the merger agreement.

Also on December 28, 2015, the Nexstar board of directors held a meeting, at which representatives of BofA Merrill Lynch and Kirkland were present. Representatives of BofA Merrill Lynch updated the Nexstar board of directors on the status of the discussions with Media General and presented its financial analysis with respect to an acquisition of Media General for $10.55 in cash, shares of Nexstar common stock worth $7.00 per Media General share at a fixed exchange ratio and a CVR. Representatives of BofA Merrill Lynch and Nexstar management also discussed with the Nexstar board of directors open points in the discussions with Media General, including Media General’s proposal to provide for a fixed exchange ratio of 0.1249 Nexstar shares for each Media General share and Nexstar’s proposal to fix the exchange ratio to provide for $7.00 worth of Nexstar common stock per Media General share as of the date immediately prior to the execution of a merger agreement. The Nexstar board of directors discussed various aspects of the proposed acquisition of Media General as well as Nexstar management’s projections of the anticipated synergies to be achieved and anticipated divestitures that would be required to satisfy FCC rules. Mr. Carter provided an overview of the debt financing commitments that had been negotiated by Nexstar’s management. Representatives of Kirkland reviewed with the Nexstar board of directors the terms of the proposed merger agreement, as well as the directors’ fiduciary duties in the context of the terms of the proposed merger agreement. Following discussion and questions of Nexstar’s management and its advisors, the Nexstar board of directors directed Nexstar’s management to continue to negotiate with Media General to finalize the terms of the acquisition.

Later that day, Nexstar delivered to Media General a draft of a financing commitment that would provide Nexstar with sufficient financing to consummate a proposed transaction, which draft financing commitment was subject to additional lender due diligence.

On December 29, 2015, the Media General board of directors held an information session at which members of management, together with representatives of Goldman Sachs, RBC Capital Markets, Fried Frank, Weil Gotshal and Pillsbury, updated the Media General board of directors on the discussions with Nexstar, including the open issues in the draft merger agreement and CVR agreement and the terms reflected in the debt financing commitment delivered by Nexstar. A representative of Pillsbury discussed with the board the divestitures that likely would be necessary to obtain expeditious approval of a transaction by the FCC. The Media General board of directors instructed senior management and the representatives of Goldman Sachs, RBC Capital Markets, Fried Frank, Weil Gotshal and Pillsbury to communicate to Nexstar that the stock consideration that Nexstar would pay in the transaction would need to be based on a fixed exchange ratio of 0.1249 of a Nexstar share and reiterate to Nexstar Media General’s insistence that Nexstar provide contractual and regulatory commitments that would provide high certainty of consummation of a transaction on an expeditious basis.

Later on December 29, 2015, representatives of BDT communicated to representatives of RBC Capital Markets and Goldman Sachs certain matters, including that Meredith was focused on finalizing a proposed merger of equals transaction between Media General and Meredith and that Meredith then had no interest in terminating the Meredith merger agreement.

Also, on December 29, 2015, Messrs. Sadusky and Muse and Messrs. Sook and Carter had a phone call to discuss open issues. On that call, Nexstar agreed to a fixed exchange ratio of 0.1249 and to make divestitures Media General believed necessary to obtain FCC approval for a transaction on an expeditious basis. The parties also resolved most of the remaining open issues on the merger agreement and the CVR agreement. The proposed transaction with Nexstar remained conditioned upon the termination of the Meredith merger agreement, and Media General executing a merger agreement with Nexstar on or prior to January 12, 2016.

On December 31, 2015, the Media General board of directors held an information session at which members of management, together with representatives of Goldman Sachs, RBC Capital Markets, Fried Frank, Weil Gotshal and Pillsbury, updated the Media General board of directors on the discussions with Nexstar.

On December 31, 2015, Mr. Lacy, on behalf of the Meredith board of directors, communicated in writing to Mr. Sadusky that Meredith (i) remained confident in the combination of Media General and Meredith, (ii) would not agree to an early termination of the Meredith merger agreement at such time, and (iii) was prepared to reengage with Media General on a revised transaction structure at any time.

On January 2, 2016, Mr. Sadusky contacted Mr. Lacy by phone to discuss the status of Media General’s negotiations with Nexstar and requested that Meredith reconsider its position not to agree to an early termination of the Meredith merger agreement.

During the period from January 2, 2016 through January 6, 2016, Media General and Nexstar substantially completed negotiation of the terms of a merger agreement and CVR agreement. Key terms of the negotiated agreements included consideration per share of Media General common stock consisting of:

•	$10.55 in cash per share;

•	0.1249 of a share of Nexstar common stock; and

•	a CVR entitling Media General shareholders to net cash proceeds as received from the sale of Media General’s spectrum in the upcoming FCC auction.

The proposed transaction with Nexstar was conditioned upon the termination of the Meredith merger agreement, and Media General executing a merger agreement with Nexstar on or prior to January 12, 2016. Upon closing of the negotiated transaction, former Media General shareholders would hold approximately 33.4% of Nexstar’s outstanding shares. The proceeds that CVR holders would receive would be reduced in accordance with a formula designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. In addition, under the terms of the negotiated transaction, Nexstar would agree to divest television stations necessary to obtain FCC regulatory approval (without relying on any UHF or similar discount to the FCC’s 39% national ownership cap). A transaction would not be subject to any financing condition. Two Media General directors would join the Nexstar board of directors at closing.

On January 4, 2016, Mr. Sadusky communicated in writing to Mr. Lacy that Media General and Nexstar had fully negotiated transaction agreements, obtained fully committed financing and reached a regulatory plan that Media General believes is FCC/DOJ-compliant and, absent the restrictions in the Meredith merger agreement, would be in a position to execute and announce a transaction imminently. Mr. Sadusky proposed the possibility of Media General and Meredith negotiating an early termination of the Meredith merger agreement.

On January 5, 2016, Mr. Lacy sent a letter to the Media General board of directors declining to terminate the Meredith merger agreement at that time and urging Media General to continue to negotiate regarding a merger of equals transaction. Mr. Lacy indicated that Meredith’s proposed merger of equals transaction of December 17, 2015 could provide Media General shareholders with over $20 per share in near term value, including $3.90 per share in cash at closing, implied pro forma equity value in the combined company of $14.94 per share (with ownership of 50.2% of the combined company), a CVR representing the pro rata share of the after-tax net cash proceeds from the sale of Media General’s spectrum in the FCC auction (estimated by Meredith to have a value of $1.50 per share based on a published analyst report) and an annual dividend starting at $0.68 per share per year, and that Meredith believed that the value of a merger of equals transaction with Meredith was higher than the value the Nexstar proposal represented to Media General shareholders in 12 to 18 months.

Later on January 5, 2016, the Media General board of directors held an information session at which the Media General board of directors, together with members of management and representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal, considered Mr. Lacy’s letter. Later that day, at the direction of the Media General board of directors, Mr. Sadusky communicated in writing to Mr. Lacy that, in Media General’s view, Meredith’s proposed merger of equals transaction of December 17, 2015 was not competitive with Media General’s proposed transaction construct with Nexstar.

On January 6, 2016, Mr. Sadusky and Mr. Lacy made proposals to each other regarding a potential termination of the Meredith merger agreement. The parties were unable to reach an agreement to terminate the Meredith merger agreement.

On January 7, 2016, the Media General board of directors held an information session at which Mr. Sadusky reviewed his discussions with Mr. Lacy regarding a potential termination of the Meredith merger agreement. Other members of management and representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal also were present at the information session. At the information session, the Media General board of directors considered the fact that under the terms of the Meredith merger agreement, unless that agreement between Meredith and Media General was terminated, (i) Media General must submit the transaction contemplated thereby to a vote of Media General’s shareholders, and (ii) Media General could not enter into any agreement with Nexstar despite having substantially completed negotiation of the terms of a proposed merger agreement and CVR agreement with Nexstar. In light of these factors, the Media General board of directors approved the issuance of a press release, which described the material terms of the proposed merger agreement and CVR agreement with Nexstar, but also indicated that the Media General board of directors continued to recommend the proposed transaction with Meredith. Later that morning, Media General issued this press release. Nexstar also issued a press release announcing the completion of negotiation of terms for a transaction with Media General.

Also on January 7, 2016, Meredith issued a press release disclosing that it had proposed an amendment to the terms of the Meredith merger agreement reflecting a merger of equals transaction as described above.

On January 8, 2016, representatives of BDT presented on behalf of Meredith a revised proposal for a merger of equals transaction to Media General. In its presentation Meredith noted that under the improved terms, Media General shareholders would receive $4.00 per Media General share in cash (rather than the $3.90 per share previously proposed by Meredith and closer to the $4.15 proposed by Media General in its December 15 offer) and Meredith shareholders would receive $13.95 per Meredith share in cash (rather than the $14.95 per share previously proposed by Meredith and less than the $14.00 proposed by Media General in its December 15 offer). In total, Media General shareholders would receive $522 million of cash consideration and Meredith shareholders would receive $638 million of cash consideration in the transaction proposed by Meredith.

Also on January 8, 2016, the Nexstar board of directors held a meeting at which representatives of BofA Merrill Lynch, Kirkland and Nexstar’s regulatory counsel, Wiley were present. Mr. Sook provided the Nexstar board of directors with an update on the status of the discussions with Media General and, in turn, Media General’s discussions with Meredith to terminate the Meredith merger agreement. Mr. Sook discussed with the Nexstar board of directors the likelihood that an agreement to acquire Media General would not be entered into prior to January 12, 2016. Representatives of Wiley discussed with the Nexstar board of directors the regulatory implications of entering into an agreement to acquire Media General after January 12, 2016, including the FCC’s guidance that it would continue to process applications during the FCC auction. Representatives of BofA Merrill Lynch and Kirkland reviewed with the Nexstar board of directors the potential timeline for Media General and Meredith to negotiate a termination of the Meredith merger agreement. Following discussion, the Nexstar board of directors supported continued efforts to acquire Media General, even if an agreement were entered into after January 12, 2016.

On January 11, 2016, Nexstar issued a press release reiterating its commitment to pursuing an acquisition of Media General on the terms that had been negotiated. As indicated above, Nexstar’s prior transaction proposal had been subject to Media General and Nexstar executing a definitive merger agreement by January 12, 2016, and stating that it expected to execute a definitive agreement with Media General as soon as the Meredith merger agreement was terminated.

On January 12, 2016, the Media General board of directors held an information session at which the Media General board of directors, with the assistance of members of management and representatives of Goldman Sachs, RBC Capital Markets, Fried Frank and Weil Gotshal, considered the revised merger of equals transaction proposed by Meredith on January 8, 2016. After discussion, the Media General board of directors unanimously determined that the revised merger of equals was not an attractive transaction that Media General should pursue and directed Mr. Sadusky to communicate their determination to Meredith.

Later that day, Mr. Sadusky communicated the Media General board of directors’ determination to Mr. Lacy and suggested that Media General and Meredith put “pencils down” on a merger of equals transaction.

On January 19, 2016, Media General filed an amendment to the Media General proxy statement/prospectus that had been filed in relation to the Meredith merger agreement and disclosed therein that the Media General board of directors would be prepared to authorize the execution of a merger agreement with Nexstar on the terms negotiated between Media General and Nexstar, subject to the termination of the Meredith merger agreement.

On January 22, 2016, Meredith reopened discussions regarding a possible termination of the Meredith merger agreement. Representatives of Cooley provided to representatives of Fried Frank a draft agreement to terminate the Meredith merger agreement, which we refer to as the “termination agreement.” Mr. Sadusky called Mr. Sook to inform him that (i) Meredith had indicated that it was potentially amenable to agreeing to a termination of the Meredith merger agreement so long as it received the $60 million termination fee provided in the Meredith merger agreement and a 30-day exclusivity period to negotiate with Media General regarding certain television stations in markets where Media General would agree to divest television stations in a Nexstar acquisition and (ii) Meredith desired to effect such a termination by January 27, 2016. Following this call, Media General’s and Nexstar’s respective legal advisors worked over the next several days to finalize the documentation providing for Nexstar’s acquisition of Media General and discussed the terms of the termination of the Meredith merger agreement. Over the next several days, Media General’s and Meredith’s respective legal advisors negotiated the terms of the termination agreement.

Later on January 22, 2016, Nexstar and Media General continued to work on finalizing the terms of the merger agreement and the CVR agreement.

On January 23, 2016, representatives of Fried Frank, Pillsbury, Weil Gotshal, Goldman Sachs, RBC Capital Markets, Kirkland and BofA Merrill Lynch had a telephonic meeting to discuss the terms of the merger agreement, including each party’s commitment to obtain regulatory approvals. Over the next several days, Media General’s and Nexstar’s respective legal advisors finalized the terms of the merger agreement.

On January 26, 2016, the Nexstar board of directors held a meeting, at which representatives of BofA Merrill Lynch and Kirkland were present. Mr. Sook updated the Nexstar board of directors on the progress of Media General’s discussions regarding the termination of the Meredith merger agreement and the terms proposed by Meredith. Representatives of BofA Merrill Lynch reviewed with the Nexstar board of directors its financial analyses with respect to the consideration to be paid by Nexstar in its acquisition of Media General and delivered to the Nexstar board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 26, 2016, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be paid by Nexstar in the proposed merger, was fair, from a financial point of view, to Nexstar. Representatives of Kirkland summarized the terms of the merger agreement and CVR that had been negotiated with Media General. Following discussion, the Nexstar board of directors unanimously approved the entry by Nexstar into the merger agreement following the termination of the Meredith merger agreement.

Also on January 26, 2016, the Media General board of directors held a special telephonic meeting. Members of Media General senior management and representatives of its advisors, including Goldman Sachs, RBC Capital Markets, Fried Frank, Weil Gotshal and Pillsbury, also were in attendance. At the meeting, Fried Frank provided an overview of the final transaction terms, including the terms of the termination agreement.

At the meeting, Goldman Sachs reviewed its financial analysis of the proposed transaction and rendered an oral opinion, confirmed by delivery of a written opinion dated January 27, 2016, to Media General’s board of directors that, as of that date and based upon and subject to the factors and assumptions set forth in that opinion, the merger consideration to be paid to holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

Also at the meeting, RBC Capital Markets reviewed with Media General’s board of directors its financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated January 26, 2016, to Media General’s board of directors to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, factors considered and qualifications and limitations described in the opinion, the merger consideration to be received by holders of Media General voting common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

At the meeting, Media General’s senior management also presented to the Media General board of directors a summary of the communications plan to be implemented in connection with the announcement of the transaction.

At the conclusion of its January 26, 2016 meeting, after full discussion, Media General’s board of directors, by a unanimous vote, (i) determined that the termination agreement, the merger agreement, the related plan of merger and the transactions contemplated thereby, were advisable, fair to and in the best interests of Media General and its shareholders, (ii) approved and adopted the merger agreement and the plan of merger and the consummation of the transactions contemplated thereby, including the merger and (iii) recommended that holders of Media General’s voting common stock vote to approve the applicable proposals described in this joint proxy statement/prospectus.

On January 27, 2016, Media General and Meredith entered into the termination agreement, which terminated the Meredith merger agreement upon payment of a termination fee of $60 million by Media General. Media General and Meredith issued a joint press release announcing the termination of the Meredith merger agreement.

Immediately thereafter, Nexstar and Media General entered into the merger agreement. In connection with the execution of the merger agreement, Nexstar and Media General entered into a voting and support agreement with affiliates of Kainos Capital. That morning, Nexstar and Media General issued a joint press release announcing the proposed transaction and hosted a joint conference call to discuss the announcement.

Nexstar’s Reasons for the Transaction and Recommendation of Nexstar’s Board of Directors

At its meeting on January 26, 2016, the board of directors of Nexstar (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Nexstar Class A common stock to Media General shareholders in the merger, were advisable, fair to and in the best interests of Nexstar and its shareholders, (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Nexstar Class A common stock to Media General shareholders in the merger and the related transaction agreements and documents, and (iii) recommended that holders of Nexstar Class A common stock vote “FOR” the Nexstar share issuance proposal.

In its evaluation of the merger agreement and the transactions, Nexstar’s board of directors consulted with Nexstar’s management and legal and financial advisors, and considered a number of factors, which are discussed below. Nexstar’s board of directors considered these factors as a whole and considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

•	Larger Scale. Following the acquisition of Media General, the Nexstar board of directors expects that Nexstar would become one of the nation’s leading pure-play broadcast providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform, with annual revenue in excess of $2.3 billion and 171 full power television stations in 100 markets.

•	Audience Reach. The Nexstar board of directors expects that the transaction will more than double Nexstar’s audience reach to nearly 39% of all U.S. television households, resulting in a more robust advertiser base and more favorable syndicated programming arrangements.

•	Diversification. The Nexstar board of directors expects that the merger would increase Nexstar’s broadcast portfolio by approximately two-thirds with very limited overlap with Nexstar’s existing properties and add 15 new top-50 DMAs to Nexstar’s portfolio. This enhanced footprint will reduce Nexstar’s dependence on any single region of operation.

•	Expected Synergies. The Nexstar board of directors expects that the combined company will begin to realize approximately $76 million of annual run-rate synergies within the first year of the closing of the transaction.

•	Increased Revenue and Free Cash Flow. The Nexstar board of directors expects that the merger will more than double Nexstar’s revenue and result in over $500 million of average free cash flow in the first two years, which can be used to reduce leverage, fund additional strategic growth investments and return capital to Nexstar shareholders.

•	Digital Footprint. The Nexstar board of directors expects that the combination of Nexstar’s and Media General’s digital properties will realize expense and operating synergies and increase the deployment of various digital products and services across a larger footprint of additional websites.

Nexstar’s board of directors considered the following additional factors as generally supporting its determination and recommendation:

•	its belief that the merger is more favorable to Nexstar’s shareholders than the potential value that would result from Nexstar continuing as a stand-alone company or from other potential alternative transactions;

•	information and discussions with Nexstar’s management regarding Media General’s business, results of operations, financial and market position, and anticipated benefits of size and scale of the combined company, as well as the recommendation of the transaction by management of Nexstar;

•	the opinion, dated January 26, 2016, of BofA Merrill Lynch to Nexstar’s board of directors as to the fairness, from a financial point of view and as of such date, to Nexstar of the merger consideration to be paid by Nexstar in the merger, which opinion was based upon and subject to the assumptions made, procedures followed, factors considered and limitations on the review undertaken as more fully described in the section entitled “Chapter One: The Transaction – Opinion of Nexstar’s Financial Advisor” beginning on page [●];

•	the fact that Nexstar has received a debt commitment from BANA, Credit Suisse and Deutsche Bank in the amount of $4.725 billion to provide debt financing for the transaction;

•	the fact that the stock consideration is a fixed exchange ratio and thus avoids fluctuations in the number of shares of Nexstar common stock payable as consideration in the merger;

•	the Nexstar board of directors’ view as to the likelihood that the transaction will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, the commitment by Nexstar to obtain financing, the commitment by Nexstar and Media General to obtain regulatory clearances subject to certain limitations, and the voting agreement with Media General supporting shareholders holding approximately 8.8% of the outstanding Media General voting common stock;

•	the scope and results of Nexstar’s due diligence investigation of Media General, which included review of historical financial results and projections, existing agreements and legal and other matters; and

•	the financial and other terms of the merger agreement, including:

•	the right of Nexstar to negotiate with a third-party that submits an unsolicited alternative acquisition proposal that Nexstar’s board of directors determines would reasonably be expected to lead to a superior offer for Nexstar;

•	the ability of Nexstar’s board of directors, under certain circumstances described in the section entitled “Chapter One: The Transaction – The Agreements – The Merger Agreement – Change of Recommendation by Nexstar’s Board of Directors” beginning on page [●], to change its recommendation in favor of the Nexstar share issuance proposal;

•	the termination fee of $80 million payable by Media General to Nexstar under certain circumstances described in the section entitled “Chapter One: The Transaction – The Agreements – The Merger Agreement – Termination Fees” beginning on page [●].

Nexstar’s board of directors weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:

•	the challenges inherent in the combination of two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

•	the potential for diversion of management focus for an extended period, potential employee attrition and the possible effects of the announcement and pendency of the transaction on customers and business relationships;

•	the fact that substantial costs will be incurred by both Nexstar and Media General in connection with the transaction;

•	the risk that Media General might not meet its financial projections;

•	the fact that Nexstar and Media General own television stations in the six Overlap Markets and that regulatory authorities will require Nexstar and Media General to make divestitures in the Overlap Markets and possibly other markets to comply with the FCC’s national television ownership rule;

•	the fact that Nexstar may incur up to $4.7 billion in indebtedness in connection with the merger, which may adversely impact Nexstar’s operations following the merger;

•	the fact that there could be an increase in the cost of the debt financing for the merger during the period of time required to complete the transaction;

•	the amount of time it could take to complete the transaction, including the fact that closing of the transaction depends on factors outside of Nexstar’s control and the fact that the transaction is not likely to be consummated until the completion of the FCC auction, and the risk that the conditions to closing will not be satisfied, including as a result of (i) Nexstar’s or Media General’s shareholders failing to grant the requisite approvals to complete the transaction or (ii) the required regulatory approvals for the transaction failing to be obtained;

•	certain terms of the transaction agreements, including:

•	the restriction on Nexstar’s ability to solicit alternative transaction proposals, including the fact that Nexstar does not have the right to terminate the merger agreement to enter into an alternative transaction representing a superior offer;

•	the requirement that Nexstar hold a shareholder vote on the Nexstar share issuance proposal, even though Nexstar’s board of directors might have withdrawn its recommendation prior to the shareholder vote;

•	the termination fee of $20 million that Nexstar would be required to pay to Media General if Nexstar’s shareholders do not approve the Nexstar share issuance proposal at the Nexstar shareholder meeting and the merger agreement is subsequently terminated, and the termination fee of $80 million that Nexstar would be required to pay to Media General if the merger agreement is terminated under certain circumstances described in the section entitled “Chapter One: The Transaction – The Agreements – the Merger Agreement – Termination Fee” beginning on page [●]; and

•	the restrictions on the conduct of Nexstar’s business until the closing of the transaction (or the termination of the merger agreement), which may delay or prevent Nexstar from undertaking business opportunities that may arise or negatively affect Nexstar’s ability to attract and retain key personnel;

•	the possibility that the transaction is not completed and the potential consequences of not completing the transaction, including the potential negative impact on Nexstar, its business and the trading price of the shares of Nexstar Class A common stock;

•	the risk that the transaction may delay Nexstar from repurchasing shares of Nexstar Class A common stock under its previously-announced share repurchase program or completing other significant acquisitions;

•	the fact that the stock consideration is a fixed exchange ratio and thus the exchange ratio will not change based on changes to Media General’s share price if the value of Media General’s business declines relative to the value of Nexstar’s business prior to closing of the transaction;

•	the potential downward pressure on the share price of the combined company that may result if Media General shareholders seek to sell their Nexstar shares after the closing;

•	the fact that the potential CVR payments are unknown and that the payments made to Media General shareholders under the CVR would otherwise be retained by the combined company; and

•	the risks of the type and nature described under “Risk Factors” beginning on page [●].

In view of the wide variety of factors considered in connection with the transactions contemplated by the merger agreement, Nexstar’s board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of Nexstar’s board of directors may have given different weight to different factors.

Nexstar’s board of directors believed that the potential benefits of the transaction to Media General and its shareholders outweighed the risks, many of which are mentioned above. Nexstar’s board of directors realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of the reasoning of Nexstar’s board of directors and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●].

Opinion of Nexstar’s Financial Advisor

Nexstar has retained BofA Merrill Lynch to act as Nexstar’s financial advisor in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Nexstar selected BofA Merrill Lynch to act as Nexstar’s financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with Nexstar and its business.

On January 26, 2016, at a meeting of Nexstar’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to Nexstar’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated January 26, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid by Nexstar in the merger, was fair, from a financial point of view, to Nexstar.

The full text of BofA Merrill Lynch’s written opinion to Nexstar’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex D to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Nexstar’s board of directors for the benefit and use of Nexstar’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Nexstar or in which Nexstar might engage or as to the underlying business decision of Nexstar to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(i)	reviewed certain publicly available business and financial information relating to Media General and Nexstar;

(ii)	reviewed and discussed with the management of Media General and Nexstar certain net operating losses of Media General and Nexstar, respectively, (collectively referred to in this section as the “NOLs”) estimated by the management of Nexstar to be utilized after giving effect to the merger;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Media General furnished to or discussed with BofA Merrill Lynch by the management of Media General, including certain financial forecasts relating to Media General prepared by the management of Media General (referred to in this section as “Media General Projections”);

(iv)	reviewed certain financial forecasts relating to Media General prepared by the management of Nexstar (referred to in this section as “Adjusted Media General Projections”) and discussed with the management of Nexstar its assessments as to the relative likelihood of achieving the future financial results reflected in the Media General Projections and the Adjusted Media General Projections;

(v)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Nexstar furnished to or discussed with BofA Merrill Lynch by the management of Nexstar, including certain financial forecasts relating to Nexstar prepared by the management of Nexstar (referred to in this section as “Nexstar Projections”);

(vi)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively referred to in this section as the “Nexstar Synergies”) anticipated by the management of Nexstar to result from the merger;

(vii)	discussed the past and current business, operations, financial condition and prospects of Media General with members of senior managements of Media General and Nexstar, and discussed the past and current business, operations, financial condition and prospects of Nexstar with members of senior management of Nexstar;

(viii)	reviewed the potential pro forma financial impact of the merger on the future financial performance of Nexstar, including the potential effect on Nexstar’s estimated free cash flow per share;

(ix)	reviewed the trading histories for Media General voting common stock and Nexstar Class A common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(x)	compared certain financial and stock market information of Media General and Nexstar with similar information of other companies BofA Merrill Lynch deemed relevant;

(xi)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(xii)	reviewed a draft, dated January 26, 2016, of the merger agreement (referred to in this section as the “Draft Agreement”) and a draft, dated January 26, 2016, of the CVR Agreement (referred to in this section as the “Draft CVR Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Nexstar and Media General that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Adjusted Media General Projections, the Nexstar Projections, the Nexstar Synergies and the NOLs, BofA Merrill Lynch assumed, at the direction of Nexstar, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nexstar as to the future financial performance of Nexstar and Media General and the other matters covered thereby (including the assumption that there will not be any sale of Spectrum by Media General or Nexstar in connection with the FCC auction, in each case as such terms are defined in the CVR Agreement, or otherwise), and, based on the assessments of the management of Nexstar as to the relative likelihood of achieving the future financial results reflected in the Media General Projections and the Adjusted Media General Projections, BofA Merrill Lynch relied, at the direction of Nexstar, on the Adjusted Media General Projections for purposes of its opinion. BofA Merrill Lynch also relied, at the direction of Nexstar, on the assessments of the management of Nexstar as to Nexstar’s ability to achieve the Nexstar Synergies and to utilize the NOLs and has been advised by Nexstar, and it assumed, that the Nexstar Synergies and the NOLs will be realized or utilized in the amounts and at the times projected.

BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Media General, Nexstar or any other entity, nor did it make any physical inspection of the properties or assets of Media General, Nexstar or any other entity and it assumed, with the consent of Nexstar, that there are no material undisclosed liabilities of or relating to Media General, Nexstar or any other entity for which appropriate reserves, indemnification arrangements or other provisions have not been made. BofA Merrill Lynch did not evaluate the solvency or fair value of Media General, Nexstar or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Nexstar, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Media General, Nexstar or any other entity of the merger (including the contemplated benefits thereof); provided, however, that at the direction of Nexstar, BofA Merrill Lynch has taken into account the impact of certain regulatory divestitures based upon specific valuations and other assumptions provided to BofA Merrill Lynch by management of Nexstar. BofA Merrill Lynch also assumed, at the direction of Nexstar, that the final executed merger agreement and CVR Agreement would not differ in any material respect from the Draft Agreement and Draft CVR Agreement, respectively, reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects or implications of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to Nexstar of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to Nexstar or in which Nexstar might engage or as to the underlying business decision of Nexstar to proceed with or effect the merger. BofA Merrill Lynch also did not express any view or opinion with respect to, and relied, with the consent of Nexstar, upon the assessments of representatives of Nexstar regarding, legal, regulatory, accounting, tax and similar matters relating to Media General, Nexstar or any other entity and the merger (including the contemplated benefits thereof) as to which BofA Merrill Lynch understood that Nexstar obtained such advice as it deemed necessary from qualified professionals. BofA Merrill Lynch did not express any opinion as to what the value of Nexstar Class A common stock actually would be when issued or the prices at which Media General voting common stock or Nexstar Class A common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the merger or any related matter. Except as described above, Nexstar imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Nexstar’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Media General Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Media General and the following six publicly traded companies in the diversified broadcasting and the pure play broadcasting industries:

Diversified Broadcasting

•	Tegna, Inc.

•	Tribune Media Company

•	Meredith Corporation

Pure Play Broadcasting

•	Sinclair Broadcast Group, Inc.

•	The E.W. Scripps Company

•	Gray Television, Inc.

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on January 22, 2016, of the selected publicly traded companies as a multiple of calendar year 2015, calendar year 2016 and blended 2015/2016 estimated free cash flow, commonly referred to as “FCF.” BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on January 22, 2016, plus debt, less cash, as a multiple of calendar year 2015, calendar year 2016, and blended 2015/2016 estimated earnings (including stock-based compensation expense) before interest, taxes, depreciations and amortization, commonly referred to in this section as “EBITDA.” BofA Merrill Lynch then applied blended 2015/2016 FCF multiples of 6.0x to 14.5x derived from the selected publicly traded companies to Media General’s blended 2015/2016 FCF and then applied blended 2015/2016 EBITDA multiples of 7.5x to 9.5x derived from the selected publicly traded companies to Media General’s blended 2015/2016 estimated EBITDA. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Media General were based on the Adjusted Media General Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Media General, as compared to the merger consideration:

Implied Per Share Equity Value Reference Ranges for Media General		Merger Consideration
Blended 2015E/2016E FCF	Blended 2015E/2016E EBITDA
$11.00 – $26.25	$8.25 –$15.00	$16.75

The merger consideration was calculated using an implied stock consideration value of $6.20 per share of Media General common stock, obtained by multiplying the exchange ratio in the merger agreement of 0.1249 of a share of Nexstar common stock for each share of Media General Common stock by $49.65, the closing price for shares of Nexstar common stock as of January 22, 2016.

No company used in this analysis is identical or directly comparable to Media General. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Media General was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following four selected transactions involving companies in the diversified broadcasting, pure play broadcasting and publishing industries:

Acquiror	Target

• Media General, Inc.	• Meredith Corporation

• Media General, Inc.	• Lin Media LLC

• Sinclair Broadcast Group, Inc.	• Allbritton Communications Company

• Gannett Co., Inc.	• Belo Corp.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s one-year forward and two-year forward estimated EBITDA. BofA Merrill Lynch then applied one-year forward and two-year forward EBITDA multiples of 9.0x to 11.0x derived from the selected transactions to Media General’s blended 2015/2016 estimated EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Media General were based on the Adjusted Media General Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Media General, as compared to the merger consideration:

Implied Per Share Equity Value Reference Ranges for Media General	Merger Consideration
2015E/2016E EBITDA
$13.25 – $20.00	$16.75

The merger consideration was calculated using an implied stock consideration value of $6.20 per share of Media General common stock, obtained by multiplying the exchange ratio in the merger agreement of 0.1249 of a share of Nexstar common stock for each share of Media General Common stock by $49.65, the closing price for shares of Nexstar common stock as of January 22, 2016.

No company, business or transaction used in this analysis is identical or directly comparable to Media General or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Media General and the merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis excluding synergies of Media General to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Media General was forecasted to generate during Media General’s fourth fiscal quarter of 2015 and fiscal years 2016 through 2020 based on the Adjusted Media General Projections. BofA Merrill Lynch calculated terminal values for Media General by applying terminal forward multiples of 7.5x to 9.5x to Media General’s blended 2019/2020 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2015 using discount rates ranging from 7.25% to 9.00%, which were based on an estimate of Media General’s weighted average cost of capital. BofA Merrill Lynch also performed a discounted cash flow analysis of the Nexstar Synergies to calculate the present value of the after-tax Nexstar Synergies that Nexstar forecasted would be generated during calendar years 2016 (using only the fourth quarter of 2016) through 2020 and of the terminal value of the Nexstar Synergies by applying perpetuity growth rates of 1.00% to 3.00% to the calendar year 2020 after-tax free cash flows. The cash flows and terminal values were discounted to present value as of September 30, 2015 using discount rates ranging from 7.25% to 9.00%, which were based on an estimate of Media General’s weighted average cost of capital. The merger consideration was calculated using an implied stock consideration value of $6.20 per share of Media General common stock, obtained by multiplying the exchange ratio in the merger agreement of 0.1249 of a share of Nexstar common stock for each share of Media General Common stock by $49.65, the closing price for shares of Nexstar common stock as of January 22, 2016.

Implied Per Share Equity Value Reference Range for Media General (Stand-alone basis)	Implied Per Share Equity Value Reference Range for Media General (Including Nexstar Synergies)	Merger Consideration
$14.00 – $22.25	$19.25 – $27.50	$16.75

BofA Merrill Lynch also calculated the estimated present value of the NOLs that Media General forecasted would be generated during calendar years 2016 (using only the fourth quarter of 2016) through 2019 based on a projected NOL balance of $440 million as of September 30, 2016, per Nexstar management, a limitation on NOL carryforwards and certain built-in losses following an ownership change per section 382 of the Internal Revenue Code, a federal tax-exempt rate of 2.65% per IRS as of January 2016 and a federal corporate tax rate of 35%. The NOLs were then discounted to present value as of September 30, 2015 using discount rates ranging from 6.00% to 8.00%. This analysis indicated the following approximate implied per share equity value reference ranges for Media General, rounded to the nearest $0.25, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for Media General (Stand-alone basis including the present value of NOLs)	Implied Per Share Equity Value Reference Range for Media General (Including Nexstar Synergies and the present value of NOLs)	Merger Consideration
$15.00 – $23.25	$20.25 – $28.50	$16.75

The merger consideration was calculated using an implied stock consideration value of $6.20 per share of Media General common stock, obtained by multiplying the exchange ratio in the merger agreement of 0.1249 of a share of Nexstar common stock for each share of Media General Common stock by $49.65, the closing price for shares of Nexstar common stock as of January 22, 2016.

Nexstar Financial Analyses.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Nexstar and the following six publicly traded companies in the diversified broadcasting and the pure play broadcasting industries:

Diversified Broadcasting

•	Tegna, Inc.

•	Tribune Media Company

•	Meredith Corporation

Pure Play Broadcasting

•	Sinclair Broadcast Group, Inc.

•	The E.W. Scripps Company

•	Gray Television, Inc.

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on January 22, 2016, of the selected publicly traded companies as a multiple of calendar year 2015, calendar year 2016 and blended 2015/2016 calendar year estimated FCF. BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on January 22, 2016, plus debt, less cash, as a multiple of calendar year 2015, calendar year 2016, and blended 2015/2016 estimated EBITDA. BofA Merrill Lynch then applied blended 2015/2016 FCF multiples of 6.0x to 14.5x derived from the selected publicly traded companies to Nexstar’s blended 2015/2016 FCF and then applied blended 2015/2016 EBITDA multiples of 7.5x to 9.5x derived from the selected publicly traded companies to Nexstar’s blended 2015/2016 estimated EBITDA. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Nexstar were based on the Nexstar Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Nexstar, as compared to the closing price of Nexstar on January 22, 2016:

Implied Per Share Equity Value Reference Ranges for Nexstar		Closing Trading Price for Nexstar on January 22, 2016
Blended 2015E/2016E FCF	Blended 2015E/2016E EBITDA
$45.50 – $108.00	$36.75 – $59.50	$49.65

No company used in this analysis is identical or directly comparable to Nexstar. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Nexstar was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Nexstar to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Nexstar was forecasted to generate during Nexstar’s fourth fiscal quarter of 2015 and fiscal years 2016 through 2020 based on the Nexstar Projections. BofA Merrill Lynch calculated terminal values for Nexstar by applying terminal forward multiples of 7.5x to 9.5x to Nexstar’s blended 2019/2020 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of September 30, 2015 using discount rates ranging from 6.50% to 8.00%, which were based on an estimate of Nexstar’s weighted average cost of capital.

Implied Per Share Equity Value Reference Range for Nexstar (Standalone basis)	Closing Trading Price of Nexstar on January 22, 2016
$66.25 – $96.00	$49.65

BofA Merrill Lynch also calculated the estimated present value of the NOLs that Nexstar forecasted would be generated during Nexstar’s fourth fiscal quarter of 2015 and fiscal years 2016 through 2019 based on a NOL balance of $266 million as of September 30, 2015, per Nexstar management and a federal tax corporate rate of 35%. The NOLs were then discounted to present value as of September 30, 2015 using discount rates ranging from 6.00% to 8.00%. This analysis indicated the following approximate implied per share equity value reference range for Nexstar, rounded to the nearest $0.25, as compared to the closing price of Nexstar on January 22, 2016:

Implied Per Share Equity Value Reference Range for Nexstar (Standalone basis including the present value of NOLs)	Closing Trading Price of Nexstar on January 22, 2016
$69.00 – $98.75	$49.65

Has / Gets Analysis. BofA Merrill Lynch also performed a has/gets analysis to calculate the theoretical change in value for Nexstar shareholders resulting from the merger based on their pro forma ownership of Nexstar Class A common stock resulting from the merger as compared to their ownership of Nexstar Class A common stock on a standalone basis, based on the discounted cash flow analyses for each of Media General and Nexstar described above under “–Discounted Cash Flow Analysis.”

BofA Merrill Lynch calculated the implied per share equity values for Nexstar on a standalone basis including the present value of NOLs using (a) the high end of the implied equity value reference range (being a terminal forward multiple of 9.5x and a discount rate of 6.50%), (b) the midpoint of the implied equity value reference range (being a terminal forward multiple of 8.5x and a discount rate of 7.25%) and (c) the low end of the implied equity value reference range (being a terminal forward multiple of 7.5x and a discount rate of 8.00%).

BofA Merrill Lynch then calculated the implied pro forma per share equity values for Nexstar resulting from the merger using (a) the high end of the implied enterprise value reference range for Nexstar on a standalone basis (being a terminal forward multiple of 9.5x and a discount rate of 6.50%) plus the low end of the implied enterprise value reference range for Media General on a standalone basis (being a terminal forward multiple of 7.5x and a discount rate of 9.00%), (b) the midpoint of the implied enterprise value reference ranges for Nexstar (being a terminal forward multiple of 8.5x and a discount rate of 7.25%) plus the midpoint of the implied enterprise value reference ranges for Media General (being a terminal forward multiple of 8.5x and a discount rate of 8.13%) and (c) the low end of the implied enterprise value reference range for Nexstar (being a terminal forward multiple of 7.5x and a discount rate of 8.00%) plus the high end of the implied enterprise value reference range for Media General (being a terminal forward multiple of 9.5x and a discount rate of 7.25%), in each case inclusive of NOLs, the present value of the after-tax Nexstar Synergies that Nexstar forecasted would be generated during calendar years 2016 (using only the fourth quarter of 2016) through 2020 by applying perpetuity growth rates of 1.00%, 2.00% and 3.00% and discount rates of 9.00%, 8.13% and 7.25% to the calendar year 2020 after-tax free cash flows, and adjusted for incremental debt used to fund the merger (being the net debt of each of Media General and Nexstar plus incremental debt as of September 30, 2015).

This analysis indicated the following approximate implied per share equity value reference range for Nexstar on a standalone basis as compared to the implied per equity value reference range on a pro forma basis:

	High Nexstar / Low Media General	Mid	Low Nexstar / High Media General
Implied Per Share Equity Value for Nexstar (Stand-alone basis including the present value of NOLs)	$98.64	$83.33	$68.98

Implied Pro Forma Per Share Equity Value (including Nexstar Synergies and the present value of NOLs)	$90.07	$93.75	$101.66

% Premium to Implied Per Share Equity Value for Nexstar on Stand-alone basis	(8.7%)	12.5%	47.4%

Pro Forma Accretion/Dilution Analysis.

BofA Merrill Lynch reviewed the potential pro forma financial effect of the merger on Nexstar’s calendar years 2016 through 2020 estimated FCF. Estimated financial data of Media General and Nexstar were based on the Adjusted Media General Projections. Based on the merger consideration, this analysis indicated that the annualized FCF impact of the merger could be accretive to Nexstar’s estimated FCF for calendar year 2016 and for blended 2016/2017. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors.

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of Media General voting common stock during the one-year period ended January 22, 2016, which reflected low and high closing prices for Media General voting common stock during such period of $9.98 and $17.43;

•	historical trading prices and trading volumes of Nexstar common stock during the one-year period ended January 22, 2016, which reflected low and high closing prices for Nexstar common stock during such period of $42.75 and $60.29;

•	a range of publicly available research analysts’ one year forward price targets for Media General discounted to January 22, 2016 at a 12% cost of equity that showed per share equity values of $14.25 to $16.00 per share for Media General voting common stock; and

•	a range of publicly available research analysts’ one year forward price targets for Nexstar discounted to January 22, 2016 at a 10.3% cost of equity that showed equity values of $57.00 to $71.50 per share for Nexstar common stock.

Miscellaneous.

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Nexstar’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Media General and Nexstar. The estimates of the future performance of Media General and Nexstar in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the merger consideration to be paid by Nexstar and were provided to Nexstar’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Media General or Nexstar.

The type and amount of consideration payable in the merger was determined through negotiations between Media General and Nexstar, rather than by any financial advisor, and was approved by Nexstar’s board of directors. The decision to enter into the merger agreement was solely that of Nexstar’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Nexstar’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of Nexstar’s board of directors or management with respect to the merger or the merger consideration.

Nexstar has agreed to pay BofA Merrill Lynch for its services in connection with the merger an aggregate fee of $16 million, of which $1.5 million was paid in connection with its opinion and $14.5 million of which is contingent upon the completion of the merger. Nexstar also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Media General, Nexstar and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Nexstar and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, collateral agent, sole or joint bookrunner and/or joint lead arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Nexstar and/or certain of its affiliates (including acquisition financing), (ii) having acted as an initial purchaser and joint bookrunner for a debt offering of an affiliate of Nexstar and (iii) having provided or providing certain treasury management services and products to Nexstar and/or certain of its affiliates. From January 1, 2014 through December 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Nexstar and certain of its affiliates of approximately $5 million for corporate and investment banking services. As described in “Chapter One: The Transaction – Description of the Transaction – Financing of the Transaction” beginning on page [●], pursuant to the debt commitment letter, BofA Merrill Lynch and certain of its affiliates have agreed to act as administrative agent, joint lead arranger and joint bookrunner and lender for an aggregate $4,725.0 million of financing. If Nexstar finances the transaction by utilizing the financing provided under the debt commitment letter, BofA Merrill Lynch and certain of its affiliates currently expect to receive aggregate revenues of at least $31 million.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Media General and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Media General and/or certain of its affiliates (including acquisition financing), (ii) having acted as co-manager for a debt offering of an affiliate of Media General and (iii) having provided or providing certain treasury management services and products to Media General and/or certain of its affiliates. In addition, BofA Merrill Lynch and/or certain of its affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Media General and/or certain of its affiliates. From January 1, 2014 through December 31, 2015, BofA Merrill Lynch and its affiliates received aggregate revenues from Media General and certain of its affiliates of approximately $3 million for corporate and investment banking services.

Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors

At its meeting on January 26, 2016, Media General’s board of directors unanimously (i) determined that the merger agreement, the plan of merger and the transaction contemplated thereby were advisable, fair to and in the best interests of Media General and its shareholders, (ii) approved and adopted the merger agreement, the plan of merger and the transactions contemplated thereby and (iii) recommended that holders of Media General voting common stock vote “FOR” the Media General merger proposal.

In its evaluation of the merger agreement and the transaction, Media General’s board of directors consulted with Media General’s management and legal and financial advisors, and considered a number of factors, including those that are discussed below. Media General’s board of directors considered these factors as a whole and unanimously considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

Strategic Factors and Synergies

•	the fact that the combined company will be one of the nation’s leading providers of local news, entertainment, sports, lifestyle and network programming and content through its broadcast and digital media platform;

•	the fact that the combined company will be named Nexstar Media Group, reflecting a broadened base of operations and capabilities of the combined company;

•	the belief of Media General’s board of directors that the combination of Media General’s and Nexstar’s complementary assets, technologies and capabilities will result in a combined company that will be able to provide a more comprehensive, integrated and competitive offering across all markets than Media General as a stand-alone company through the combined company’s increased scale and more diversified portfolios, the leveraging of the best practices of each company, the reduction of administrative costs and an enhanced ability to compete in the digital media market, including combining Media General’s national brands and digital media infrastructure with Nexstar’s robust digital platform to give the combined company a significant presence in key growth sectors such as content, mobile, social, video and native advertising, which will benefit advertisers and brands;

•	the belief of Media General’s board of directors that the combined company can generate annual revenue in excess of $2.3 billion;

•	the fact that the combined company is expected to (i) achieve approximately $76 million in synergies in the first year and (ii) have an average of $500 million per year in free cash flow, which is expected to allow it to decrease leverage and permit strategic growth investments, with Media General shareholders sharing in the potential upside; and

•	the fact that the combined company will be a pure-play broadcast operator and the second largest operator of television properties, with 171 full power television stations in 100 markets, including large-scale reach to nearly 39% of all U.S. television households.

Price and Structure

•	the fact that the merger consideration, which consists of cash, Nexstar Class A common stock and a CVR, offers Media General shareholders the opportunity to participate in future earnings and growth of the combined company, while also providing Media General shareholders with a substantial cash payment of $10.55 per share, and the potential for additional consideration in the form of the CVR from the proceeds (if any) of Media General’s spectrum through the FCC auction;

•	the fact that Media General shareholders in the aggregate will own approximately 34% of the shares of the combined company, which Media General’s board of directors believes will provide Media General shareholders with meaningful shareholder participation in the combined company and a potential opportunity to realize the financial and strategic synergies of the combined company;

•	the current and historical market prices for Media General common stock, including the fact that the implied value of the combined cash consideration and stock consideration of $17.14 per share (as of January 27, 2016) represented an approximate premium of 54% over the closing share price of Media General on September 25, 2015 (the last trading day prior to Nexstar’s initial public announcement regarding its interest in acquiring Media General);

•	the fact that Media General’s board of directors had carefully evaluated, with the assistance of Media General’s management and legal and financial advisors, various potential strategic alternatives available to Media General, including remaining an independent company, continuing to pursue the announced transaction with Meredith, the alternative transaction proposed by Meredith or pursuing other alternative transactions, and the Media General board of directors concluded that the transaction with Nexstar presented a more favorable opportunity to maximize value for Media General shareholders than the potential value that might result from those other alternatives;

•	the fact that, notwithstanding the publicity surrounding the announced transaction involving Media General and Meredith over more than four months prior to January 27, 2016, and Nexstar’s public comments concerning its interest in a transaction with Media General, Media General had not received a business combination or acquisition proposal from any other third party; and

•	the fact that Media General’s legal and financial advisors throughout the process interacted with the Media General board of directors directly and regularly, which provided the board with perspectives on the process from outside advisors in addition to those of management.

Other Factors

•	the current and prospective business climate in the industry in which Media General and Nexstar operate;

•	the fact that Nexstar did extensive due diligence on Media General, including retaining a number of advisors and enlisting the assistance of many of its employees, demonstrating to Media General’s board of directors that Nexstar understood Media General, its business, operations, earnings and prospects and was committed to the transaction;

•	the due diligence investigation on Nexstar conducted by Media General’s management and outside advisors;

•	the opinion of Goldman Sachs to Media General’s board of directors that, as of January 27, 2016 and based upon and subject to the factors and assumptions set forth in that opinion, the merger consideration to be paid to holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders, and the financial analysis related thereto prepared by Goldman Sachs and described below under “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of Goldman, Sachs & Co.” beginning on page [●] and the full text of which is attached hereto as Annex F;

•	the opinion, dated January 26, 2016, of RBC Capital Markets to Media General’s board of directors as to the fairness, from a financial point of view and as of such date, of the merger consideration to be received by holders of Media General voting common stock pursuant to the merger agreement, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of RBC Capital Markets, LLC” beginning on page [•] and the full text of which is attached hereto as Annex E;

•	the view of Media General’s board of directors that the merger could be consummated in a timely manner, including its view, after consultation with its legal counsel, concerning the likelihood and timing of the required regulatory approvals;

•	the fact that Nexstar had obtained committed debt financing for the transaction, the limited number and nature of the conditions to the debt financing, and the obligation under the merger agreement of Nexstar to use reasonable best efforts to obtain alternative debt financing if all or any portion of the committed financing became unavailable for any reason;

•	the favorable recommendation of Media General’s senior management;

•	the fact that Media General’s board of directors was unanimous in its approval of the merger agreement and plan of merger and in its determination to recommend the merger agreement and plan of merger for approval and adoption by Media General shareholders;

•	the fact that the merger agreement and plan of merger will be subject to the approval of Media General shareholders;

•	the fact that two Media General directors, expected to be Dennis J. FitzSimons and John R. Muse, will become directors of Nexstar upon the completion of the merger;

•	the fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of Nexstar Class A common stock or Media General voting common stock), Media General shareholders have certainty as to the number of Nexstar Class A common stock to be issued to them in the merger; and

•	the fact that the Media General supporting shareholders, representing approximately 8.8% of the aggregate voting power of all shares of Media General voting common stock as of the record date, agreed to enter into a voting and support agreement that included their agreement to vote in favor of the approval of the Media General merger proposal.

Certain Terms of the Merger Agreement, including:

•	the fact that both parties made a strong commitment to complete the merger as soon as practicable, including agreeing to use their respective reasonable best efforts to cause the conditions to the merger to be satisfied and to take all other actions and to cooperate to do all other things necessary or appropriate to consummate the transaction as soon as practicable;

•	the fact that Nexstar is required to take all actions necessary to obtain regulatory approvals of the transaction, including agreeing to divestures, unless such actions would result in a regulatory material adverse effect, as further described in “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●];

•	the limited ability of Nexstar’s board of directors to change its recommendation of the stock issuance to its shareholders, and the fact that Nexstar will be required to pay Media General a termination fee of $80 million if Media General terminates the merger agreement as a result of (i) an adverse change in Nexstar’s board of director’s recommendation of the stock issuance to its shareholders or (ii) Nexstar’s material breach of its “no shop” obligations or its obligation to call a meeting of Nexstar shareholders to approve the stock issuance, or if (x) either party terminates the merger agreement as a result of the failure of Nexstar’s shareholders to approve the stock issuance, (y) an alternative transaction was publicly announced and not withdrawn prior to the Nexstar shareholders’ meeting on the stock issuance proposal and (z) Nexstar enters into or completes an alternative transaction within one year after termination;

•	the fact that Nexstar will be required to pay Media General a termination fee of $20 million if Media General or Nexstar terminates the merger agreement as a result of the failure of Nexstar shareholders to approve the stock issuance;

•	the requirement that Nexstar hold a shareholders’ meeting to vote on the stock issuance, even though Nexstar’s board of directors may have withdrawn or changed its recommendation of the stock issuance;

•	Media General’s ability, under certain circumstances and subject to certain conditions, to furnish information to and to conduct negotiations with any third party that makes an unsolicited bona fide written proposal for a business combination or acquisition of Media General that is reasonably likely to lead to a proposal that is superior to the merger;

•	the fact that Media General’s board of directors, under certain circumstances and subject to certain conditions, has the right to change its recommendation to its shareholders that they vote to approve the Media General merger proposal in response to a proposal to acquire Media General that is superior to the merger or an intervening event with respect to Media General, if Media General’s board of directors determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Media General shareholders;

•	Media General’s board of director’s evaluation, with the assistance of its advisors, of the deal protection provisions of the merger agreement and Media General’s board of directors’ conclusion that such provisions were customary and reasonable for transactions of this type and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior proposal for Media General following the announcement of a transaction with Nexstar;

•	the outside date under the merger agreement of January 27, 2017 (which may be extended to April 27, 2017 under certain circumstances) allowing for sufficient time to complete the merger; and

•	that Media General may seek specific performance of Nexstar’s obligations under the merger agreement.

In addition, Media General’s board of directors also weighed the foregoing advantages and benefits against a variety of risks and other potentially negative factors, including:

•	the fact that the exchange ratio with respect to the stock portion of the merger consideration is fixed, which could result in Media General shareholders being adversely affected by a decrease in the trading price of Nexstar Class A common stock;

•	the fact that Media General shareholders may not receive any payment for the CVR and that the amount and timing of any payment are contingent upon the occurrence of certain events, some of which may be outside the control of Nexstar and Media General;

•	the fact that entering into the merger agreement required Media General to pay a termination fee of $60 million to Meredith for terminating the Meredith merger agreement and to grant Meredith limited first-look rights on certain properties;

•	the possibility that Nexstar will be unable to obtain all or a portion of the debt financing contemplated by the debt commitment and the significant leverage to be assumed by Nexstar in connection with the transaction;

•	the challenges inherent in the combination of the two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

•	the potential negative effects on Media General’s and the combined company’s businesses due to the amount of time it could take to complete the merger, the potential for diversion of management focus for an extended period, the potential for employee attrition, the potential inability to hire new employees and the possible adverse effects of the announcement and pendency of the transaction on customers, providers, vendors, regulators, other business relationships, and the communities in which Media General operates, in particular if the merger is not completed;

•	the fact that substantial costs will be incurred by both Media General and Nexstar in connection with the transaction;

•	the risk that Media General and Nexstar may not meet their respective financial projections;

•	the restrictions under the terms of the merger agreement on the conduct of Media General’s business prior to the closing of the transaction, which restrictions could delay or prevent Media General from undertaking material strategic opportunities that might arise pending closing of the transaction to the detriment of Media General shareholders, in particular if the merger is not completed;

•	certain terms of the merger agreement, including:

•	the limitation on Media General’s ability to solicit alternative proposals;

•	Nexstar’s ability, under certain circumstances and subject to certain conditions, to furnish information to and to conduct negotiations with a third party that makes an unsolicited bona fide written proposal for a business combination or acquisition of Nexstar that Nexstar’s board of directors determines is reasonably likely to lead to a proposal that is superior to the merger;

•	the fact that Nexstar does not have to complete the merger if Nexstar or Media General would be required to take actions to obtain regulatory approvals that would have a regulatory material adverse effect on Nexstar, after giving effect to the transaction;

•	the fact that Media General will be required to pay Nexstar a termination fee of $80 million if the merger agreement is terminated under certain circumstances, including a termination of the merger agreement by Nexstar as a result of a change of recommendation by Media General’s board of directors in response to a proposal to acquire Media General that is superior to the merger;

•	the risk that the merger may not be completed, or that completion may be significantly delayed, for reasons beyond the control of Media General, including the timing of the pending FCC auction or the failure to satisfy certain conditions to closing, including (i) the failure of Nexstar shareholders to approve the stock issuance proposal or Media General’s shareholders to approve the merger proposal and (ii) the failure to obtain the required regulatory approvals;

•	the fact that Media General and Nexstar must obtain clearance under the HSR Act, as well as approval from the FCC, which approvals may not be obtained or may be subject to conditions that Nexstar is not required to comply with;

•	the risk that regulatory agencies may impose terms and conditions on their approvals, including the potential divestiture of certain television stations, that may either materially delay the closing of the transaction, materially impair the business operations of Media General or be materially adverse to the business of the combined company to the extent the parties would not be required to close the transaction under the terms of the merger agreement;

•	the fact that certain of Media General’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of Media General’s other shareholders (see “Chapter One: The Transaction – Description of the Transaction – Interests of Media General’s Directors and Executive Officers in the Transaction” beginning on page [●]);

•	the risks and uncertainties inherent in Nexstar’s business and operations;

•	the fact that the merger is expected to be a taxable transaction to U.S. holders for U.S. federal income tax purposes; and

•	the risks described in the section entitled “Risk Factors” beginning on page [●].

After considering the various potentially positive and negative factors, including the foregoing, Media General’s board of directors concluded that, overall, the potentially positive factors relating to the merger agreement and the merger outweighed the potentially negative factors.

The foregoing discussion of the information and factors considered by Media General’s board of directors is not exhaustive but is intended to reflect the principal factors considered by Media General’s board of directors in its consideration of the merger agreement, the merger and the other transactions contemplated by the merger agreement. In view of the complexity and the large number of factors considered, Media General’s board of directors, individually and collectively, did not qualify or assign any relative or specific weight to the various factors. Rather, Media General’s board of directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of Media General’s board of directors may have given different weight to different factors.

The foregoing discussion of the information and factors considered by Media General’s board of directors utilized forward-looking information. This information should be read in light of the factors described under the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●].

After careful consideration, Media General’s board of directors unanimously (i) determined that the merger agreement, the plan of merger and the transaction contemplated by the merger agreement are advisable, fair to and in the best interests of Media General and its shareholders, (ii) adopted and approved in all respects the merger agreement, the plan of merger and the related transaction agreements and documents and (iii) in all respects approved the performance by Media General of its obligations under the merger agreement and the consummation of the transaction contemplated thereby.

Opinions of Media General’s Financial Advisors

Opinion of RBC Capital Markets, LLC

Media General has retained RBC Capital Markets as a financial advisor to Media General in connection with the merger. As part of this engagement, Media General’s board of directors requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of Media General voting common stock pursuant to the merger agreement. At a January 26, 2016 meeting of Media General’s board of directors held to evaluate the merger, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated January 26, 2016, to Media General’s board of directors to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration to be received by holders of Media General voting common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of RBC Capital Markets’ written opinion, dated January 26, 2016, is attached as Annex E to this joint proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to Media General’s board of directors for the benefit, information and assistance of Media General’s board of directors (in its capacity as such) in connection with its evaluation of the merger. RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Media General held by such holders, and did not address any other aspect of the merger or any related transactions. RBC Capital Markets’ opinion also did not address the underlying business decision of Media General to engage in the merger or related transactions or the relative merits of the merger or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the merger, any related transactions or otherwise.

In connection with its opinion, RBC Capital Markets, among other things:

•	reviewed the financial terms of a draft, dated January 26, 2016, of the merger agreement and the related form of CVR agreement;

•	reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to RBC Capital Markets from published sources and internal records of Media General;

•	reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Nexstar made available to RBC Capital Markets from published sources and internal records of Nexstar;

•

reviewed financial projections and other estimates and data relating to Media General and Nexstar prepared by the managements of Media General and Nexstar (as adjusted, in the case of financial projections and other estimates and data relating to Nexstar, by the management of Media General), including estimates regarding certain tax benefits resulting from prior acquisitions and potential tax savings expected to result from the utilization of net operating loss carryforwards of Media General and Nexstar, which are collectively referred to in this section as “tax attributes,” and potential net cash proceeds expected by the management of Media General to be realized by Media General and Nexstar from the FCC auction, which are referred to in this section as the “spectrum proceeds;”

•	conducted discussions with members of the senior managements of Media General and Nexstar with respect to the respective businesses, prospects and financial outlook of Media General and Nexstar as well as the strategic rationale and potential cost savings, revenue enhancements and other benefits expected by the managements of Media General and Nexstar to be realized in the merger, which are collectively referred to in this section as the “synergies;”

•	reviewed the reported prices and trading activity for Media General voting common stock and Nexstar Class A common stock;

•	compared certain financial metrics of Media General and Nexstar with those of selected publicly traded companies in lines of businesses that RBC Capital Markets considered generally relevant in evaluating Media General and Nexstar;

•	compared certain financial terms of the merger with those of selected precedent transactions that RBC Capital Markets considered generally relevant in evaluating the merger;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Nexstar after taking into account potential tax attributes, spectrum proceeds and synergies; and

•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis. RBC Capital Markets therefore gave no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of Media General or Nexstar (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Nexstar that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying, and it did not independently verify, such information. RBC Capital Markets assumed that the financial projections and other estimates and data relating to Media General and Nexstar (as adjusted, in the case of Nexstar, by the management of Media General), including as to potential tax attributes, spectrum proceeds and synergies, provided to RBC Capital Markets by Media General and Nexstar, as the case may be, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Nexstar and the other matters covered thereby and that the financial results reflected therein would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to such financial projections and other estimates and data (or adjustments thereto), including as to potential tax attributes, spectrum proceeds and synergies, or the assumptions upon which they were based. RBC Capital Markets relied upon the assessments of the management of Media General as to the financial and other terms associated with the CVR, including, without limitation, the amount, timing and achievability of spectrum proceeds and assumed that $3.09 per share of spectrum proceeds will be received pursuant to the CVR by holders of Media General voting common stock by December 31, 2016, referred to in this section as the “CVR spectrum proceeds distribution,” and RBC Capital Markets further relied upon the assessments of the managements of Media General and Nexstar as to, among other things, (i) the potential impact on Media General and Nexstar of market trends and prospects, including regulatory matters, relating to the telecommunications and broadcasting industry, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers, employees and network affiliates of Media General and Nexstar, and (iii) the ability to integrate the businesses of Media General and Nexstar. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on Media General, Nexstar, the merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

In rendering its opinion, RBC Capital Markets did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise) of or relating to Media General, Nexstar or any other entity, and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Media General, Nexstar or any other entity. RBC Capital Markets assumed that the merger and related transactions would be consummated in accordance with the terms of the merger agreement and the CVR agreement and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the merger and related transactions, no delay, limitation, restriction or condition would be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Nexstar, the merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to RBC Capital Markets’ analyses or opinion. In addition, RBC Capital Markets assumed that the final executed merger agreement and CVR agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft or form of the merger agreement and CVR agreement, as applicable, reviewed by RBC Capital Markets.

RBC Capital Markets’ opinion spoke only as of the date of such opinion, was based on conditions as they existed and information which RBC Capital Markets was supplied as of the date of such opinion, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. RBC Capital Markets did not express any opinion as to what the value of Nexstar Class A common stock or, if applicable, CVRs actually would be when issued or distributed in connection with or as contemplated by the merger or related transactions or the prices or range of prices at which Nexstar Class A common stock (or any other securities of Nexstar), Media General voting common stock (or any other securities of Media General) or CVRs may trade or otherwise be transferable at any time, whether prior to or following consummation of the merger and related transactions. As Media General’s board of directors was aware, the credit, financial and stock markets, and the industries in which Media General and Nexstar operate, have experienced and continue to experience volatility and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility on Media General, Nexstar (or their respective businesses), the merger or related transactions (including the contemplated benefits thereof).

RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (to the extent expressly specified therein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Media General held by such holders. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the merger or any related transactions or the merger agreement, the CVR agreement or any related documents, including any voting or support agreement, or the financial or other terms associated with the FCC auction, any debt repayment or redemption or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger, any related transactions or otherwise. RBC Capital Markets did not evaluate the solvency or fair value of Media General, Nexstar or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets did not express any opinion as to any legal, regulatory, tax or accounting matters, as to which

RBC Capital Markets understood that Media General obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the merger consideration or otherwise. In connection with RBC Capital Markets’ engagement, RBC Capital Markets was not requested to, and it did not, undertake a third-party solicitation process on Media General’s behalf with respect to the acquisition of all or a part of Media General.

The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee. Except as described in this summary, Media General imposed no other instructions or limitations on the investigations made or procedures followed by RBC Capital Markets in rendering its opinion.

In preparing its opinion to Media General’s board of directors, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to Media General’s board of directors in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Media General and Nexstar. The estimates of the future performance of Media General and Nexstar in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Media General or Nexstar.

The merger consideration was determined through negotiations between Media General and Nexstar and was approved by Media General’s board of directors. The decision to enter into the merger agreement was solely that of Media General’s board of directors. RBC Capital Markets’ opinion and analyses were only one of many factors considered by Media General’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Media General’s board of directors, management or any other party with respect to the merger or related transactions or the consideration payable in the merger or related transactions.

The following is a summary of the material financial analyses provided by RBC Capital Markets to Media General’s board of directors in connection with RBC Capital Markets’ opinion dated January 26, 2016. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. For purposes of the analyses described below in this section, the term (i) “implied per share merger consideration” refers to an implied consideration of $19.32 per outstanding share of Media General voting common stock based on the merger consideration of (a) $10.55 per share in cash, (b) 0.1249 of a share of Nexstar Class A common stock utilizing the closing price of Nexstar Class A common stock on January 25, 2016 of $47.37 per share and (c) one CVR utilizing the implied CVR value, (ii) “implied CVR value” refers to the net present value of the

CVR spectrum proceeds distribution as estimated by Media General’s management, (iii) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization excluding, as applicable, one-time non-recurring items, pro forma for certain acquisitions and dispositions and before stock-based compensation and (iv) “Media General projections” refers to internal financial projections and other estimates and data relating to Media General prepared by the management of Media General and “adjusted Nexstar projections” refers to internal financial projections and other estimates and data relating to Nexstar prepared by the management of Nexstar, as adjusted by the management of Media General.

Media General Financial Analyses

Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis of Media General in which RBC Capital Markets reviewed certain financial and stock market information of Media General and the following seven selected companies that RBC Capital Markets considered generally relevant as publicly traded pure-play television broadcasting companies and publicly traded diversified television broadcasting companies, consisting of the following four selected publicly traded pure-play television broadcasting companies, which are referred to below as the “selected pure-play companies,” and the following three selected publicly traded diversified television broadcasting companies, which are referred to below as the “selected diversified companies” and, together with the selected pure-play companies, which are collectively referred to below as the “selected television broadcasting companies:”

Selected Pure-Play Companies	Selected Diversified Companies
• Gray Television, Inc. • Nexstar Broadcasting Group, Inc.	• Meredith Corporation • TEGNA Inc.
• Sinclair Broadcast Group, Inc.	• Tribune Media Company
• The E.W. Scripps Company

Financial data for the selected television broadcasting companies were based on publicly available Wall Street research analysts’ consensus estimates, public filings and other publicly available information. Financial data for Media General was based on publicly available Wall Street research analysts’ consensus estimates pro forma for certain recent acquisitions and the Media General projections.

RBC Capital Markets reviewed, among other information, enterprise values of the selected television broadcasting companies, calculated as equity values based on closing stock prices on January 25, 2016 plus debt and non-controlling interests less cash and cash equivalents, as a multiple of the (i) average of calendar year 2014 actual and calendar year 2015 estimated EBITDA and (ii) average of calendar year 2015 and calendar year 2016 estimated EBITDA. The overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected television broadcasting companies were 7.7x to 11.6x and 7.6x to 8.6x, respectively, with overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected pure-play companies (excluding Nexstar) of 8.7x to 11.6x (with a mean of 9.7x and a median of 8.8x) and 7.6x to 8.6x (with a mean of 8.1x and a median of 8.0x), respectively, and overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected diversified companies of 7.7x to 8.7x and 7.7x to 8.0x, respectively. RBC Capital Markets noted that the average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for Nexstar were 9.0x and 8.4x, respectively, and for Media General were 10.1x and 9.1x, respectively, in each case based on publicly available Wall Street research analysts’ consensus estimates pro forma for certain recent acquisitions. RBC Capital Markets then applied selected ranges of average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected television broadcasting companies of 8.7x to 9.0x and 7.6x to 8.6x, respectively, to corresponding data of Media General based on the Media General projections.

This analysis indicated the following approximate implied per share equity value reference ranges for Media General, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Ranges Based On:
Average 2014A and 2015E EBITDA	Average 2015E and 2016E EBITDA	Implied Per Share Merger Consideration
$10.94 – $11.91	$10.65 – $14.31	$19.32

No company or business used in this analysis is identical to Media General. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Media General was compared.

Selected Precedent Transactions Analysis. RBC Capital Markets performed a selected precedent transactions analysis of Media General in which RBC Capital Markets reviewed, to the extent publicly available or meaningful, certain financial information relating to the following 29 selected transactions announced from September 8, 2011 through November 17, 2015 that RBC Capital Markets considered generally relevant as transactions involving companies or businesses with operations in the television broadcasting industry, consisting of the following four selected transactions involving companies or businesses with enterprise values of greater than $500 million, which are referred to in this section as the “selected precedent transactions,” and the following 25 selected transactions involving companies or businesses with enterprise values of $500 million or less, which are referred to in this section as the “other selected precedent transactions” and, together with the selected precedent transactions, which are collectively referred to in this section as the “selected television broadcasting transactions:”

Selected Precedent Transactions

Announcement Date	Acquiror	Target
August 20, 2014	• Media General, Inc.	• LIN Media LLC (revised offer)
July 29, 2013	• Sinclair Broadcast Group, Inc.	• Allbritton Communications Co. (sale of certain assets)
July 1, 2013	• Tribune Company	• Local TV Holdings LLC
June 13, 2013	• Gannett Co., Inc.	• Belo Corp.

Other Selected Precedent Transactions

Announcement Date	Acquiror	Target
November 17, 2015	• Nexstar Broadcasting Group, Inc.	• West Virginia Media Holdings LLC (sale of certain assets)
September 14, 2015	• Gray Television, Inc.	• Schurz Communications, Inc. (sale of certain assets)
November 21, 2014	• Nexstar Broadcasting Group, Inc.	• Landmark Media Enterprises, LLC/KLAS (sale of certain assets)
October 23, 2014	• Nexstar Broadcasting Group, Inc.	• Meredith Corporation/KASW (sale of certain assets)
September 3, 2014	• Sinclair Broadcast Group, Inc.	• Intermountain West/KSNV (sale of certain assets)
July 31, 2014	• The E.W. Scripps Company	• Journal Communications, Inc. (television broadcast business)
July 24, 2014	• Gray Television, Inc.	• SJL Holdings, LLC/WJRT and WTVG (sale of certain assets)

Announcement Date	Acquiror	Target
May 14, 2014	• Gannett Co., Inc.	• London Broadcasting Company (sale of certain assets)
March 12, 2014	• Berkshire Hathaway Inc.	• Graham Holdings Co./WPLG (sale of certain assets)
February 11, 2014	• Quincy Newspapers, Inc.	• Granite Broadcasting Corporation/Malara Broadcasting (sale of certain assets)
February 10, 2014	• The E.W. Scripps Company	• Granite Broadcasting Corporation (sale of certain assets)
December 23, 2013	• Meredith Corporation	• Belo Corp. (sale of certain assets)
November 20, 2013	• Gray Television, Inc.	• Hoak Media, LLC
June 6, 2013	• Media General, Inc.	• New Young Broadcasting Holding Co., Inc.
April 24, 2013	• Nexstar Broadcasting Group, Inc.	• Communications Corporation of America
April 11, 2013	• Sinclair Broadcast Group Inc.	• Fisher Communications, Inc.
February 28, 2013	• Sinclair Broadcast Group Inc.	• Barrington Broadcasting Group, LLC
February 25, 2013	• Sinclair Broadcast Group Inc.	• Cox Media Group, Inc. (sale of certain assets)

September 4, 2012	• Journal Communications, Inc.	• Landmark Media Enterprises, LLC (sale of certain assets)

July 19, 2012	• Sinclair Broadcast Group Inc.	• Newport Television, LLC (sale of certain assets)

July 19, 2012	• Nexstar Broadcasting Group, Inc.	• Newport Television, LLC (sale of certain assets)

May 4, 2012	• LIN TV Corp.	• New Vision Television, LLC

November 1, 2011	• Sinclair Broadcast Group Inc.	• Freedom Communications, Inc. (broadcast assets)

October 3, 2011	• The E.W. Scripps Company	• McGraw-Hill Broadcasting Company, Inc.

September 8, 2011	• Sinclair Broadcast Group Inc.	• Four Points Media Group LLC

Financial data for the selected television broadcasting transactions were based on publicly available Wall Street research analysts’ estimates and public filings. Financial data for Media General was based on the Media General projections.

RBC Capital Markets reviewed transaction values, based on reported purchase prices or calculated as equity values of the target companies or businesses based on the purchase prices paid in the selected television broadcasting transactions plus debt and non-controlling interests less cash and cash equivalents, as a multiple of, among other things, the average of such target companies’ or businesses’ prior two calendar years, most recent prior and current calendar years or current and next calendar years EBITDA. The overall low to high estimated EBITDA multiples observed for the selected television broadcasting transactions were 7.6x to 12.4x, with overall low to high estimated EBITDA multiples observed for the selected precedent transactions of 9.4x to 11.4x and overall low to high estimated EBITDA multiples observed for the other selected precedent transactions of 7.6x to 12.4x. RBC Capital Markets then applied a selected range of estimated EBITDA multiples derived from the selected television broadcasting transactions of 9.4x to 11.4x to the average calendar year 2014 actual and calendar year 2015 estimated EBITDA of Media General based on the Medial General projections.

This analysis indicated the following approximate implied per share equity value reference range for Media General, as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$13.20 – $19.66	$19.32

No company, business or transaction used in this analysis is identical to Media General or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions to which Media General and the merger were compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of Media General by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Media General was forecasted to generate during the calendar years ending December 31, 2016 through December 31, 2019 based on the Media General projections. For purposes of this analysis, (i) stock-based compensation was treated as a cash expense and (ii) the estimated present value of certain tax attributes, including potential tax savings expected to result from the utilization of net operating loss carryforwards of Media General, were taken into account. RBC Capital Markets calculated a terminal value for Media General by applying to Media General’s terminal year estimated unlevered, after-tax free cash flows (based on the average of Media General’s estimated revenue, EBITDA and capital expenditures for calendar years 2018 and 2019 and assuming, at the direction of Media General’s management, normalized long-term retransmission expense) a selected range of perpetuity growth rates of 1.5% to 2.5%. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2015) using a selected range of discount rates of 8.0% to 9.0%.

This analysis indicated the following approximate implied per share equity value reference range for Media General, after taking into account the present value of potential spectrum proceeds expected by the management of Media General to be realized by Media General from the FCC auction (as offset by the present value of the amount calculated by applying 10.5x to the reduction in the EBITDA of Media General estimated by the management of Media General to result from Media General’s participation in the FCC auction), as compared to the implied per share merger consideration:

Implied Per Share Equity Value Reference Range	Implied Per Share Merger Consideration
$19.98 – $29.93	$19.32

Nexstar Financial Analyses

Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis of Nexstar in which RBC Capital Markets reviewed certain financial and stock market information of Nexstar and the following seven selected companies that RBC Capital Markets considered generally relevant as publicly traded pure-play television broadcasting companies and publicly traded diversified television broadcasting companies, consisting of the following four selected publicly traded pure-play television broadcasting companies, which are referred to below as the “selected pure-play companies,” and the following three selected publicly traded diversified television broadcasting companies, which are referred to below as the “selected diversified companies” and, together with the selected pure-play companies, which are collectively referred to below as the “selected television broadcasting companies:”

Selected Pure-Play Companies	Selected Diversified Companies
• Gray Television, Inc.	• Meredith Corporation
• Media General, Inc.	• TEGNA Inc.
• Sinclair Broadcast Group, Inc.	• Tribune Media Company
• The E.W. Scripps Company

Financial data for the selected television broadcasting companies were based on publicly available Wall Street research analysts’ consensus estimates, public filings and other publicly available information. Financial data for Nexstar was based on publicly available Wall Street research analysts’ consensus estimates pro forma for certain recent acquisitions and the adjusted Nexstar projections.

RBC Capital Markets reviewed, among other information, enterprise values of the selected television broadcasting companies, calculated as equity values based on closing stock prices on January 25, 2016 plus debt and non-controlling interests less cash and cash equivalents, as a multiple of the (i) average of calendar year 2014 actual and calendar year 2015 estimated EBITDA and (ii) average of calendar year 2015 and calendar year 2016 estimated EBITDA. The overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected television broadcasting companies were 7.7x to 11.6x and 7.6x to 9.1x, respectively, with overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected pure-play companies (excluding Media General) of 8.7x to 11.6x (with a mean of 9.7x and a median of 8.8x) and 7.6x to 8.6x (with a mean of 8.1x and a median of 8.0x), respectively, and overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected diversified companies of 7.7x to 8.7x and 7.7x to 8.0x, respectively. RBC Capital Markets noted that the average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for Media General were 10.1x and 9.1x, respectively, and for Nexstar were 9.0x and 8.4x, respectively, in each case based on publicly available Wall Street research analysts’ consensus estimates pro forma for certain recent acquisitions. RBC Capital Markets then applied selected ranges of average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected television broadcasting companies of 8.7x to 9.0x and 7.6x to 8.6x, respectively, to corresponding data of Nexstar based on the adjusted Nexstar projections.

This analysis indicated the following approximate implied per share equity value reference ranges for Nexstar, as compared to the per share closing price of Nexstar Class A common stock on January 25, 2016:

Implied Per Share Equity Value Reference Ranges Based On:
Average 2014A and 2015E EBITDA	Average 2015E and 2016E EBITDA	Nexstar Per Share Closing Stock Price on January 25, 2016
$45.45 – $48.51	$41.31 – $52.44	$47.37

No company or business used in this analysis is identical to Nexstar. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which Nexstar was compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of Nexstar by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Nexstar was forecasted to generate during the calendar years ending December 31, 2016 through December 31, 2019 based on the adjusted Nexstar projections. For purposes of this analysis, (i) stock-based compensation was treated as a cash expense and (ii) the estimated present value of certain tax attributes, including potential tax savings expected to result from the utilization of net operating loss carryforwards of Nexstar, were taken into account. RBC Capital Markets calculated a terminal value for Nexstar by applying to Nexstar’s terminal year estimated unlevered, after-tax free cash flows (based on the average of Nexstar’s estimated revenue, EBITDA and capital expenditures for calendar years 2018 and 2019 and assuming, at the direction of Media General’s management, normalized long-term retransmission expense) a selected range of perpetuity growth rates of 1.5% to 2.5%. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2015) using a selected range of discount rates of 8.0% to 9.0%.

This analysis indicated the following approximate implied per share equity value reference range for Nexstar, after taking into account the present value of potential spectrum proceeds expected by the management of Media General to be realized by Nexstar from the FCC auction (as offset by the present value of the amount calculated by applying 10.5x to the reduction in the EBITDA of Nexstar estimated by the management of Media General to result from Nexstar’s participation in the FCC auction), as compared to the per share closing price of Nexstar Class A common stock on January 25, 2016:

Implied Per Share Equity Value Reference Range	Nexstar Per Share Closing Stock Price on January 25, 2016
$46.33 – $71.04	$47.37

Additional Information – Has/Gets. RBC Capital Markets observed certain additional “has/gets” information, including the illustrative approximate implied per share equity value reference ranges derived for (i) Media General on a standalone basis and (ii) the combined company after taking into account potential synergies and tax attributes, after-tax cash proceeds from certain station divestitures and the debt financing in connection with the merger by applying a selected range of average calendar year 2018 and calendar year 2019 estimated EBITDA multiples of 8.0x to 10.0x to corresponding data of Media General on a standalone basis and the combined company. These implied per share equity value reference ranges were then discounted to present value (as of December 31, 2015) using a selected range of cost of equity of 13.2% to 14.2%. Financial data for Media General was based on the Media General projections and financial data of Nexstar was based on the adjusted Nexstar projections. This indicated approximate implied equity value reference ranges for Media General on a standalone basis, both before and after taking into account the net present value of potential spectrum proceeds expected by the management of Media General to be realized by Media General from the FCC auction, of $16.74 to $22.64 per share and $19.77 to $25.70 per share, respectively, as compared to approximate implied equity value reference ranges for the combined company, both before and after taking into account the net present value of potential spectrum proceeds expected by the management of Media General to be realized by Media General from the FCC auction, of $17.37 to $20.98 per share and $20.32 to $23.96 per share, respectively. Actual results achieved by Media General on a standalone basis or the combined company may vary from forecasted results and the variations may be material.

Other Factors. RBC Capital Markets observed certain additional factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the (i) implied per share value of the merger consideration based on (a) $10.55 per share in cash and (b) 0.1249 of a share of Nexstar Class A common stock utilizing the closing price of Nexstar Class A common stock on January 25, 2016 of $47.37 per share, excluding the implied CVR value, which indicated an implied merger consideration value of $16.47 per outstanding share of Media General voting common stock, (ii) approximate implied per share equity value reference range derived for Media General based on a discounted cash flow analysis of Media General using the same methodology as described above under “ – Media General Financial Analyses – Discounted Cash Flow Analysis” before taking into account the net present value of potential spectrum proceeds expected by the management of Media General to be realized by Media General from the FCC auction, which indicated an approximate implied equity value reference range for Media General of $16.78 to $26.77 per share, and (iii) approximate implied per share equity value reference range derived for Nexstar based on a discounted cash flow analysis of Nexstar using the same methodology as described above under “ – Nexstar Financial Analyses – Discounted Cash Flow Analysis” before taking into account the net present value of potential spectrum proceeds expected by the management of Media General to be realized by Nexstar from the FCC auction, which indicated an approximate implied equity value reference range for Nexstar of $43.14 to $68.62 per share;

•

the historical trading performance of Media General voting common stock and Nexstar Class A common stock during the 52-week period ended January 25, 2016, which indicated low to high closing prices during such period for (i) Media General voting common stock of $9.98 to $17.43 per share as compared to the closing price for Media General voting common stock on January 25, 2016 of $15.58 per share, and (ii) Nexstar Class A common stock of $42.75 to $60.29 per share as compared to the closing price for Nexstar Class A common stock on January 25, 2016 of $47.37 per share;

•	undiscounted publicly available research analysts’ stock price targets for Media General voting common stock and Nexstar Class A common stock, which indicated low to high one-year forward stock price targets for (i) Media General voting common stock of $16.00 to $19.00 per share (with a mean of $17.25 per share and a median of $17.00 per share) as compared to the closing price for Media General voting common stock on January 25, 2016 of $15.58 per share, and (ii) Nexstar Class A common stock of $63.00 to $79.00 per share (with a mean of $66.29 per share and a median of $64.00 per share) as compared to the closing price for Nexstar Class A common stock on January 25, 2016 of $47.37 per share; and

•	based on the Media General projections and the adjusted Nexstar projections, potential pro forma financial effects of the merger, after taking into account the net present value of potential synergies, spectrum proceeds and tax attributes, on Nexstar’s average calendar year 2017 and calendar year 2018 estimated free cash flow per share, which indicated that the merger could be accretive to Nexstar’s average calendar year 2017 and calendar year 2018 estimated free cash flow per share. Actual results achieved may vary from forecasted results and the variations may be material.

Miscellaneous

In connection with RBC Capital Markets’ services as Media General’s financial advisor, Media General has agreed to pay RBC Capital Markets an aggregate fee of $17 million, of which a portion was payable in connection with RBC Capital Markets’ engagement and $16 million is contingent upon consummation of the merger. Media General also has agreed to reimburse RBC Capital Markets for expenses reasonably incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of RBC Capital Markets’ engagement.

RBC Capital Markets and certain of its affiliates in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Media General and certain of its affiliates unrelated to the merger, for which services RBC Capital Markets and its affiliates have received and may receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as (i) financial advisor to Media General in connection with its proposed acquisition of Meredith Corporation announced in 2015 (subsequently terminated for the merger) and its acquisition of LIN Media LLC in 2014 and as joint bookrunning manager and/or joint lead arranger for the financings related to such acquisitions, (ii) joint bookrunning manager for certain equity offerings of Media General in May 2014 and March 2015 and (iii) administrative agent, collateral agent and/or sole or joint lead arranger or bookrunning manager for, and as a lender under, certain credit facilities of Media General. During such two-year period, RBC Capital Markets and such affiliates received aggregate fees for such investment banking and financial advisory services unrelated to the merger of approximately $36.5 million from Media General. RBC Capital Markets and certain of its affiliates also in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Nexstar and certain of its affiliates, for which services RBC Capital Markets and its affiliates have received and may receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting as (i) joint bookrunner for a notes offering of a subsidiary of Nexstar in January 2015 and (ii) documentation agent, joint lead arranger and/or joint bookrunning manager for, and as a lender under, certain credit facilities of a subsidiary and certain other affiliates of Nexstar. During such two-year period, RBC Capital Markets and such affiliates received aggregate fees for such investment banking and financial advisory services of approximately $500,000 from Nexstar.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of Media General, Nexstar and/or any other entity that may be involved in the merger and related transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Media General, Nexstar and/or any other entity that may be involved in the merger and related transactions or their respective affiliates for RBC Capital Markets’ or its affiliates’ own account and the accounts of RBC Capital Markets’ or its affiliates’ customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Media General selected RBC Capital Markets to act as its financial advisor in connection with the merger on the basis of, among other things, RBC Capital Markets’ experience in similar transactions, industry knowledge, reputation in the investment community and familiarity with Media General and its business.

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to Media General’s board of directors that, as of January 27, 2016 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 27, 2016, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to the joint proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Media General’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Media General common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Media General and Nexstar for the five years ended December 31, 2014;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Media General and Nexstar;

•	certain other communications from Media General and Nexstar to their respective shareholders;

•	certain publicly available research analyst reports for Media General and Nexstar;

•	certain internal financial analyses and forecasts for Nexstar prepared by its management; and

•

certain internal financial analyses and forecasts for Media General, inclusive of estimated standalone net operating losses, and the impact of Media General’s participation in the FCC auction, prepared by the management of Media General, certain financial analyses and forecasts for Nexstar, inclusive of estimated standalone net operating losses, and the impact of Nexstar’s participation in the FCC auction, prepared by the management of Media General, certain combined forecasts for Media General and Nexstar pro forma for consummation of the transaction, inclusive of certain operating synergies projected by the management of Media General to result from the transaction and estimates of net operating losses pro forma for consummation of the transaction, projected spectrum proceeds for Media General, projected spectrum proceeds for Nexstar, and an estimate as to the minimum amount of the CVR Cash Proceeds

(as defined below) and the timing of payment thereof, in each case, prepared by the management of Media General and approved for our use by Media General (referred to in this section as the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Media General regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Media General and Nexstar and with members of the senior management of Nexstar regarding their assessment of the past and current business operations, financial condition and future prospects of Nexstar; reviewed the reported price and trading activity for the Media General voting common stock and Nexstar Class A common stock; compared certain financial and stock market information for Media General and Nexstar with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the broadcasting industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, and it does not assume any responsibility for independent verification thereof. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Media General or Nexstar or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Media General or Nexstar or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs has assumed with Media General’s consent that the Forecasts were been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Media General. Goldman Sachs has also assumed, at Media General’s instruction, that the aggregate amount of the CVR Consideration is not less than $3.09 per Share (referred to in this section as the “CVR Cash Proceeds”) and that such CVR Cash Proceeds will be paid no later than December 31, 2016. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Media General or Nexstar or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ does not address the underlying business decision of Media General to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Media General; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Nexstar and its affiliates) of shares of Media General common stock, as of the date of the opinion, of the merger consideration to be paid to such holders, taken in the aggregate, pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the allocation of the consideration payable pursuant to the merger agreement, including among the holders of Media General voting common stock and Media General non-voting common stock, or the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Media General; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Media General, or class of such persons, in connection with the transaction, whether relative to the merger consideration to be paid to the holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Nexstar Class A common stock will trade at any time or as to the impact of the Transaction on the solvency or viability of Media General or Nexstar or the ability of Media General or Nexstar to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Media General’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 25, 2016 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices for the Media General common stock at various significant points in time prior to the announcement of the transaction. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Media General common stock pursuant to the merger agreement in relation to the market prices of the Nexstar Class A common stock at such significant points in time prior to the announcement of the transaction, both including and excluding the value of contingent value rights.

This analysis indicated that the merger consideration to be paid to Media General shareholders pursuant to the merger agreement represented:

•	a premium of 5.7%, excluding CVR value, and a premium of 23.5%, including CVR value, based on the Nexstar share price as of January 25, 2016;

•	a premium of 4.4%, excluding CVR value, and a premium of 22.0%, including CVR value, based on the Nexstar share price as of January 6, 2016 (the last trading day prior to Nexstar’s announcement that it had completed negotiating a transaction with Media General);

•	a premium of 47.7%, excluding CVR value, and a premium of 72.6%, including CVR value, based on the Nexstar share price as of September 25, 2015 (the last trading day prior to Nexstar’s initial public announcement regarding its interest in acquiring Media General);

•	a premium of 47.7%, excluding CVR value, and a premium of 72.6%, including CVR value, based on the Nexstar share price as of September 4, 2015 (the last trading day prior to Media General’s announcement that it had entered into a transaction with Meredith Corporation); and

•	a premium of 10.6%, excluding CVR value, and a premium of 29.2%, including CVR value, based on the three month volume weighted average price per Nexstar share price from September 4, 2015 (the last trading day prior to Media General’s announcement that it had entered into a transaction with Meredith Corporation).

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Media General and Nexstar to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the broadcasting industry:

•	Meredith Corporation;

•	The E.W. Scripps Company;

•	Sinclair Broadcast Group, Inc.;

•	Gray Television, Inc.; and

•	TEGNA Inc.

Although none of the selected companies is directly comparable to Media General or Nexstar, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Media General and Nexstar.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, Wall Street Research consensus estimates, Institutional Brokers’ Estimate System (“IBES”) and Bloomberg.

With respect to the selected companies, Goldman Sachs calculated:

•	Enterprise value, or “EV,” as a multiple of blended 2015 and 2016 estimated earnings before interest, taxes, depreciation, and amortization, or “EBITDA”;

•	Free cash flow, or “FCF,” yield, using blended 2015 and 2016 estimates;

•	Gross debt as a multiple of blended 2015 and 2016 estimated EBITDA;

•	Net debt as a multiple of blended 2015 and 2016 estimated EBITDA;

•	Compounded annual growth rate, or “CAGR,” for EBITDA for the years 2015 through 2017; and

•	CAGR for FCF per share for the years 2015 through 2017.

In performing the calculations, Goldman Sachs adjusted enterprise values for pensions, capital leases, earn-outs, minority interest and tax assets where applicable. In addition, adjusted free cash flow yield, fully taxed, assumes free cash flow using a 35% tax rate and adjustments to equity value by subtracting the present value of tax assets.

The results of these analyses are summarized as follows:

	Selected Companies	Media General	Nexstar
	Range

EV / Blended 2015 and 2016 Estimated EBITDA	7.5 x –9.7 x	9.3 x	8.3 x

FCF Yield (Blended 2015 and 2016 Estimates)	8.7% –15.5%	11.6%	14.1%

Gross Debt / Blended 2015 and 2016 Estimated EBITDA	2.0 x – 4.6 x	4.9 x	4.3 x

Net Debt / Blended 2015 and 2016 Estimated EBITDA	1.6 x – 4.5 x	4.8 x	4.2 x

2015 – 2017 EBITDA CAGR	(0.8)% – 23.3%	11.2%	8.9%

2015 – 2017 FCF / Share CAGR	0.5% – 23.5%	25.1%	(3.4)%

Illustrative Discounted Cash Flow Analysis.

Media General Standalone

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Media General on a stand-alone basis to derive a range of illustrative present values per share of Media General common stock. Using discount rates ranging from 7.9% to 8.9%, reflecting estimates of Media General’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2015, (1) estimates of unlevered free cash flow for Media General for the years 2016 through 2019 as reflected in the Forecasts and (2) a range of illustrative terminal values for Media General, which were calculated by applying perpetuity growth rates ranging from (1.5)% to 1.5% to a terminal year estimate of the unlevered free cash flow to be generated by Media General, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for Media General by adding the ranges of present values it derived above. Goldman Sachs then subtracted net debt, including pensions, capital leases, earn-outs, minority interest and tax assets where applicable, from, and added the net proceeds, after tax and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to December 31, 2015 (as provided by and approved for Goldman Sachs’s use by Media General’s management) to, the range of illustrative enterprise values it derived for Media General, in each case, as provided by the management of Media General, to derive a range of illustrative equity values for Media General. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Media General as of January 25, 2016, as provided by the management of Media General, to derive a range of illustrative present values per share ranging from $11.36 to $23.45.

Nexstar Standalone

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Nexstar on a stand-alone basis to derive a range of illustrative present values per share of Nexstar Class A common stock. Using discount rates ranging from 7.4% to 8.4%, reflecting estimates of Nexstar’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2015, (1) estimates of unlevered free cash flow for Nexstar for the years 2016 through 2019 as reflected in the Forecasts and (2) a range of illustrative terminal values for Nexstar, which were calculated by applying perpetuity growth rates ranging from (1.5)% to 1.5% to a terminal year estimate of the unlevered free cash flow to be generated by Nexstar, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for Nexstar by adding the ranges of present values it derived above. Goldman Sachs then subtracted net debt from, and added the net proceeds, after tax and expenses, to Nexstar related to Nexstar’s participation in the FCC auction, discounted to December 31, 2015 (as provided by Nexstar’s management and approved for Goldman Sachs’s use by Media General’s management) to, the range of illustrative enterprise values it derived for Media General, in each case, as approved for Goldman Sachs’ use by the management of Media General, to derive a range of illustrative equity values for Nexstar. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Nexstar as of January 25, 2016 and provided by the management of Nexstar and approved for Goldman Sachs’ use by the management of Media General, to derive a range of illustrative present values per share ranging from $33.31 to $71.74.

Pro Forma Combined Company

Using the Forecasts and balance sheet data for both Media General and Nexstar, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company to derive a range of illustrative present values per share of the pro forma combined company. Using discount rates ranging from 7.6% to 8.6%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of December 31, 2015, (1) estimates of unlevered free cash flow for the pro forma combined company for the years 2016 through 2019 as reflected in the Forecasts and (2) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from (1.5)% to 1.5% to a terminal year estimate of the unlevered free cash flow to be generated by the pro forma combined company, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted net debt, which net debt includes debt incurred in connection with the transaction, from, and added the net proceeds, after tax and expenses, to the pro forma combined company related to the participation of Nexstar and Media General in the FCC auction, discounted to December 31, 2015 (as provided by the managements of Nexstar and Media General and approved for Goldman Sachs’s use by Media General’s management) to, the range of illustrative enterprise values it derived for the pro forma combined company, in each case, as approved for Goldman Sachs’ use by the management of Media General to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative equity values, which values to Media General were adjusted for the exchange ratio, cash component of the consideration and the net proceeds, after tax and expenses, to the pro forma combined company related to the participation of Nexstar and Media General in the FCC auction, discounted to December 31, 2015 (as provided by the managements of Nexstar and Media General and approved for Goldman Sachs’s use by Media General’s management) to reflect the value of the merger consideration, it derived by the number of fully diluted outstanding shares of Nexstar and Media General, including shares to be issued in connection with the transaction, as of January 25, 2016 and provided by the respective managements of Nexstar and Media General and approved for Goldman Sachs’ use by the management of Media General, to derive a range of illustrative present values per share ranging from $16.20 to $23.90.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the broadcasting industry since June 2013:

•	Media General’s acquisition of LIN Media LLC announced in March 2014;

•	Sinclair Broadcast Group, Inc.’s acquisition of Allbritton Communications Company announced in July 2013;

•	Tribune Company’s acquisition of Local TV Holdings, LLC announced in July 2013; and

•	Gannett Company’s acquisition of Belo Crop. announced in June 2013.

For each of the selected transactions, Goldman Sachs calculated and compared the enterprise value implied by the transaction as a multiple of EBITDA, both on a pre-synergies and a post-synergies basis. For Media General’s acquisition of LIN Media LLC and for Sinclair Broadcast Group, Inc.’s acquisition of Allbritton Communications Company, Goldman Sachs used combined blended forward and last twelve months based EBITDA. For Tribune Company’s acquisition of Local TV Holdings, LLC and Gannett Company’s acquisition of Belo Crop., Goldman Sachs used last eight quarters based EBITDA. Goldman Sachs used information from SEC filings and Wall Street Research consensus estimates. While none of the companies that participated in the selected transactions are directly comparable to Media General or Nexstar, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Media General’s or Nexstar’s results, market size and product profile.

The following table presents the results of this analysis:

	Proposed Transaction		Selected Transactions
	Excluding CVR multiple	Including CVR multiple	Range
EV / EBITDA – Pre Synergies	9.6 x	10.4 x	9.4 x –11.5 x
EV / EBITDA – Post Synergies	8.0 x	8.7 x	5.4 x –8.7 x

Goldman Sachs calculated enterprise value by multiplying the above EV / EBITDA multiple ranges by blended EBITDA as reflected in the Forecasts. Goldman Sachs then subtracted net debt from, and added the net proceeds, after tax and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to December 31, 2015 (as provided by and approved for Goldman Sachs’s use by Media General’s management) to, the range of illustrative enterprise values it derived for Media General, in each case, as provided by the management of Media General, to derive a range of illustrative equity values for Media General. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Media General as of January 25, 2016, as provided by the management of Media General, to derive a range of illustrative present values per share ranging from $18.04 to $25.23.

Present Value of Future Share Price Analysis.

Media General Standalone

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Media General common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple.

For this analysis, Goldman Sachs first used the Forecasts to calculate the implied value per share of Media General common stock as of December 31, 2016 by applying illustrative price to average future free cash flow per share estimates for the years 2016 and 2017 for Media General on a stand-alone basis, using a 35% marginal tax rate, as per the management of Media General, for each of the years 2016 through 2017 divided by a range of illustrative 2016 and 2017 estimated free cash flow yields of 11.0% to 15.0%. Goldman Sachs then discounted to present value as of January 25, 2016, using a range of illustrative discount rates from 10.2% to 14.2% reflecting estimates of Media General’s cost of equity, the sum of (1) these theoretical future values per share of Media General common stock plus (2) the net proceeds, after tax and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Media General’s management) divided by fully diluted shares outstanding as provided by Media General’s management plus (3) the present value of net operating losses divided by fully diluted shares outstanding as provided by Media General’s management. This analysis resulted in a range of implied present values of $16.37 to $21.69 per share of Media General common stock.

In addition, Goldman Sachs used the Forecasts to calculate the implied value per share of Media General common stock as of December 31, 2016 by (1) calculating enterprise value by multiplying the average of estimated EBITDA for the years 2016 through 2017 by a range of multiples of 8.0x to 10.0x, (2) deriving equity value by subtracting estimated net debt as of December 31, 2016 and adding the net proceeds, after taxes and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Media General’s management), (3) calculating implied future values per share for each of the fiscal years 2016 to 2017 by dividing implied equity value as of December 31, 2016 by fully diluted shares outstanding as provided by Media General’s management and (4) discounting the resulting implied future values per share to present values as of January 25, 2016, using a range of illustrative discount rates from 10.2% to 14.2% reflecting estimates of Media General’s cost of equity. This analysis resulted in a range of implied present values of $18.73 to $26.76 per share of Media General common stock.

Nexstar Standalone

Goldman Sachs also performed an illustrative analysis of the implied present value of the future price per share of Nexstar Class A common stock.

For this analysis, Goldman Sachs first used the Forecasts to calculate the implied value per share of Nexstar common stock as of December 31, 2016 by applying illustrative price to average future free cash flow per share estimates for the years 2016 and 2017 for Nexstar on a stand-alone basis, using a 35% marginal tax rate, as per the management of Media General, for each of the years 2016 through 2017 divided by a range of illustrative 2016 and 2017 estimated free cash flow yields of 11.0% to 15.0%. Goldman Sachs then discounted to present value as of January 25, 2016, using a range of illustrative discount rates from 9.2% to 13.2% reflecting estimates of Nexstar’s cost of equity, the sum of (1) these theoretical future values per share of Nexstar Class A common stock plus (2) the net proceeds, after tax and expenses, to Nexstar related to Nexstar’s participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Media General’s management) divided by fully diluted shares outstanding as provided by Media General’s management plus (3) the present value of net operating losses divided by fully diluted shares outstanding as provided by Media General’s management. This analysis resulted in a range of implied present values of $39.74 to $54.58 per share of Nexstar Class A common stock.

In addition, Goldman Sachs used the Forecasts to calculate the implied value per share of Nexstar common stock as of December 31, 2016 by (1) calculating enterprise value by multiplying the average of estimated EBITDA for the years 2016 through 2017 by a range of multiples of 8.0x to 10.0x, (2) deriving equity value by subtracting estimated net debt as of December 31, 2016 and adding the net proceeds, after taxes and expenses, to Nexstar related to Nexstar’s participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Media General’s management), (3) calculating implied future values per share for each of the fiscal years 2016 to 2017 by dividing implied equity value as of December 31, 2016 by fully diluted shares outstanding as provided by Media General’s management and (4) discounting the resulting implied future values per share to present values as of January 25, 2016, using a range of illustrative discount rates from 9.2% to 13.2% reflecting estimates of Nexstar’s cost of equity. This analysis resulted in a range of implied present values of $53.73 to $76.71 per share of Nexstar Class A common stock.

Pro Forma Combined Company

Goldman Sachs also performed an illustrative analysis of the implied present value of the future price per share of the pro forma combined company.

For this analysis, Goldman Sachs first used the Forecasts to calculate the implied value per share of the common stock of the pro forma combined company as of December 31, 2016 by applying illustrative price to average future free cash flow per share estimates for the years 2016 and 2017 for the pro forma combined company, using a 35% marginal tax rate, as per the management of Media General, for each of the years 2016 through 2017 divided by a range of illustrative 2016 and 2017 estimated free cash flow yields of 11.0% to 15.0%. Goldman Sachs then discounted to present value as of January 25, 2016, using a range of illustrative discount rates from 9.7% to 13.7% reflecting estimates of the pro forma combined company’s cost of equity, the sum of (1) these theoretical future values per share of the pro forma combined company plus (2) the net proceeds, after tax and expenses, to Nexstar related to Nexstar’s participation in the FCC auction, discounted to January 25, 2016 (as provided by Nexstar’s management and approved for Goldman Sachs’s use by Media General’s management) divided by fully diluted shares outstanding as provided by Media General’s management, including shares to be issued in connection with the transaction, plus (3) the present value of net operating losses divided by fully diluted shares outstanding as provided by Media General’s management, including shares to be issued in connection with the transaction. This analysis resulted in a range of implied present values, which values to Media General were adjusted for the exchange ratio, cash component of the consideration and the net proceeds, after tax and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to January 25, 2016 (as provided by Nexstar’s management and approved for Goldman Sachs’s use by Media General’s management) to reflect the value of the merger consideration, of $20.72 to $23.52 per share of the stock of the pro forma combined company.

In addition, Goldman Sachs used the Forecasts to calculate the implied value per share of the common stock of the pro forma combined company as of December 31, 2016 by (1) calculating enterprise value by multiplying the average of estimated EBITDA for the years 2016 through 2017 by a range of multiples of 8.0x to 10.0x, (2) deriving equity value by subtracting estimated net debt, which net debt includes debt incurred in connection with the transaction, as of December 31, 2016 and adding the net proceeds, after taxes and expenses, to Nexstar and Media General related to Nexstar’s and Media General’s respective participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Nexstar’s management), (3) calculating implied future values per share for each of the fiscal years 2016 to 2017 by dividing implied equity value as of December 31, 2016 by fully diluted shares outstanding as provided by Media General’s management, including shares to be issued in connection with the transaction, and (4) discounting the resulting implied future values per share to present values as of January 25, 2016, using a range of illustrative discount rates from 9.7% to 13.7% reflecting estimates of the pro forma combined company’s cost of equity. This analysis resulted in a range of implied present values, which values to Media General were adjusted for the exchange ratio, cash component of the consideration and the net proceeds, after tax and expenses, to Nexstar and Media General related to Nexstar’s and Media General’s respective participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Nexstar’s management) to reflect the value of the merger consideration, of $20.89 to $25.58 per share of the stock of the pro forma combined company.

Illustrative Pro Forma Accretion/Dilution Analysis. Goldman Sachs performed illustrative pro forma analyses of the potential financial impact of the transaction on the pro forma combined company and Nexstar using the Forecasts and assuming that the transaction will close on December 31, 2016. For each of the estimated calendar years 2017, 2018 and 2019, Goldman Sachs compared the projected free cash flow of Nexstar, on a stand-alone basis, to the projected earnings per share of the pro forma combined company. Based on such analyses, the Transaction would be accretive to the Nexstar shareholders on a free cash flow basis for each of calendar years 2017, 2018 and 2019.

Illustrative Transaction Headline Value Analysis. Goldman Sachs performed an illustrative analysis of the implied total equity value per share to be paid to each Media General shareholder using the Forecasts, data from Bloomberg and the net proceeds, after tax and expenses, to Media General related to Media General’s participation in the FCC auction, discounted to January 25, 2016 (as provided by and approved for Goldman Sachs’s use by Media General’s management) at assumed enterprise value to EBITDA multiples. Using a range of enterprise value to EBITDA multiples from 8.0x to 10.0x, Goldman Sachs calculated a range of implied total equity values per Media General share of $18.59 to $23.10.

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Media General or Nexstar or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Media General’s board of directors as to the fairness from a financial point of view of the merger consideration to be paid to holders (other than Nexstar and its affiliates) of shares of Media General common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Media General, Nexstar, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Media General and Nexstar and was approved by Media General’s board of directors. Goldman Sachs provided advice to Media General during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Media General or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Media General’s board of directors was one of many factors taken into consideration by Media General board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Media General, Nexstar, any of their respective affiliates and third parties, including Standard General L.P., an affiliate of a significant shareholder of Media General (“Standard General”), and Kainos Capital, LLC, an affiliate of a significant shareholder of Media General (“Kainos Capital”), or any currency or commodity that may be involved in the transaction. Goldman Sachs acted as financial advisor to Media General in connection with, and participated in certain of the negotiations leading to, the transaction. During the two-year period ended January 27, 2016, the Investment Banking Division of Goldman Sachs has not provided financial advisory and/or underwriting services to either Media General or Nexstar or either of their respective affiliates for which Goldman Sachs has received compensation. Goldman Sachs may in the future provide financial advisory and/or underwriting services to Media General, Nexstar, Standard General and Kainos Capital and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Standard General, Kainos Capital and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Standard General and Kainos Capital from time to time and may do so in the future.

The Media General board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated December 18, 2015, Media General engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Media General has agreed to pay Goldman Sachs a transaction fee of $10 million, $250,000 of which becomes payable quarterly upon each of the first four quarterly anniversaries of the engagement letter and the remainder of which is payable upon consummation of the transaction. In addition, Media General may pay Goldman Sachs a discretionary fee of up to $8 million in its sole discretion connection with the consummation of the transaction. In addition, Media General has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Nexstar Management’s Unaudited Prospective Financial Information

Nexstar does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Nexstar prepared certain financial projections for Nexstar on a stand-alone, pre-transaction basis, which we refer to as the “Nexstar Projections.”

In addition, Media General’s management provided to Nexstar certain financial projections for Media General on a stand-alone, pre-transaction basis, which we refer to as the “Media General Projections.” The Media General Projections are summarized under “Chapter One: The Transaction – Media General Management’s Unaudited Prospective Financial Information” beginning on page [●]. The Media General Projections that were provided to Nexstar by Media General’s management included projections only for years 2016 and 2017, and Nexstar’s management extrapolated projections for Media General for years 2018, 2019 and 2020 based upon the Media General Projections that were provided to Nexstar. As part of its evaluation of the transaction and based on the due diligence it conducted, Nexstar’s management adjusted the Media General Projections, which projections, as so adjusted, we refer to as the “Adjusted Media General Projections.” The Adjusted Media General Projections included certain adjustments to the Media General Projections which were made to account for Nexstar management’s views on Media General’s revenue growth and cost structure.

Neither the Nexstar Projections nor the Adjusted Media General Projections were prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. However, in the view of Nexstar’s management, such projections were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Nexstar and Media General, as applicable, on a stand-alone basis. Because the Nexstar Projections and the Adjusted Media General Projections were prepared on a stand-alone basis without giving effect to the transaction or any divestitures contemplated to be made in connection with the transaction, the Nexstar Projections and the Adjusted Media General Projections do not give effect to the transaction, such divestitures, or any changes to Nexstar’s operations or strategy that may be implemented after the closing of the transaction, including potential synergies realized as a result of the transaction or any costs related to the transaction or such divestitures. These projections are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Nexstar Projections or the Adjusted Media General Projections and, accordingly, no independent registered public accounting firm expresses an opinion or any other form of assurance with respect to such projections or the achievability of the results reflected therein. No independent registered public accounting firm assumes any responsibility for such projections. The reports of independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate only to Nexstar’s and Media General’s historical financial information, respectively, and no such report extends to the parties’ projections or should be read to do so.

Nexstar’s management provided the Nexstar Projections and the Adjusted Media General Projections to Nexstar’s board of directors in the context of its evaluation of the potential transaction and to BofA Merrill Lynch for its use and reliance in connection with the preparation of its analyses and opinion summarized under “Chapter One: The Transaction – Opinion of Nexstar’s Financial Advisor” beginning on page [●]. Nexstar’s management also provided the Nexstar Projections to Media General in connection with Media General’s evaluation of the transaction and to Media General’s financial advisors. The Nexstar Projections that were provided to Media General by Nexstar’s management included projections only for years 2016 and 2017. A summary of the Nexstar Projections and the Adjusted Media General Projections is included below in order to give shareholders access to certain non-public unaudited projections that were utilized by or provided to other parties, in connection with the transactions contemplated by the merger agreement. Nexstar cautions that these projections are subjective in many respects and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Nexstar nor Media General nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any shareholder or any other person regarding the ultimate performance of Nexstar, Media General or the combined company. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. In addition, Nexstar does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except to the extent required by law. Furthermore, Nexstar does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The internal financial forecasts of Nexstar, which were used as a basis for preparing the Nexstar Projections, are inherently uncertain and, although considered reasonable by the management of Nexstar as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Although the projections were prepared with numerical specificity, such projections reflect numerous and varying assumptions made by the management of Nexstar, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Nexstar, Media General and the combined company. The risk that these uncertainties and contingencies could cause the estimates or assumptions not to reflect actual results is further increased given the duration in the future over which these estimates and assumptions apply. The estimates and assumptions in early periods have a compounding effect on the projections shown for later periods. Thus, any failure of an estimate or assumption to be reflective of actual results in an early period would have a greater effect on projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in the “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●] and the “Risk Factors” beginning on page [●]. These projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Nexstar cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projections set forth below were based will be realized or that the prospective results are necessarily indicative of the future performance of Nexstar, Media General or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the Nexstar Projections or the Adjusted Media General Projections in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Nexstar Projections or the Adjusted Media General Projections will be achieved.

In preparing the Nexstar Projections, Nexstar’s management made numerous assumptions about Nexstar’s industry, markets and products and its ability to execute on its business plan. In particular, Nexstar’s management made assumptions that included, but were not limited to the following items:

•	The total local, national and political advertising revenue in each of Nexstar’s markets;

•	The share of local, national and political market revenue for each Nexstar station;

•	The total digital advertising revenue for each of Nexstar’s digital subsidiaries;

•	The amount of retransmission consent fee revenue for each Nexstar station based on the number of subscribers by MVPD expected each year and the retransmission rates per subscriber;

•	The amount of reverse retransmission fee expense for each Nexstar station based on the number of subscribers per affiliate and Media General’s expected retransmission consent fee revenue;

•	The amount of operating expenses for each Nexstar station, including, but not limited to, programming and production costs, selling and promotion expense, general and administrative expenses, news production expenses and technical expenses;

•	The estimated financial impact of potential regulatory changes; and

•	The amount of corporate expenses and capital expenditures.

Summary of Nexstar Projections

	2015E		2016E	2017E	2018E	2019E	2020E
	(dollars in millions)
Total Revenue	$896		$1,149	$1,175	$1,317	$1,355	$1,531
EBITDA (1)	$305		$430	$400	$494	$461	$572
EBIT (2)	$211		$335	$305	$400	$367	$477
Unlevered Free Cash Flow (3)	$40	(4)	$266	$252	$310	$290	$358

(1)	For purposes of the Nexstar Projections, EBITDA is a non-GAAP measurement defined as net earnings before interest expense, taxes, and depreciation and amortization expenses and including stock-based compensation.

(2)	For purposes of the Nexstar Projections, EBIT is a non-GAAP measurement defined as EBITDA minus depreciation and amortization expenses.
(3)	For purposes of the Nexstar Projections, Unlevered Free Cash Flows is a non-GAAP measurement defined as EBIT minus taxes, plus depreciation and amortization expenses, minus capital expenditures and plus or minus changes in net working capital.
(4)	Unlevered Free Cash Flow projections for the fourth quarter of 2015 were the only Unlevered Free Cash Flow projections for 2015E prepared.

This information was prepared by Nexstar’s management for internal purposes and in connection with the process leading up to entering into the merger agreement. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

Summary of Adjusted Media General Projections

	2015E		2016E	2017E	2018E	2019E	2020E
	(dollars in millions)
Total Revenue	$1,305		$1,612	$1,553	$1,745	$1,739	$2,032
EBITDA (1)	$345		$541	$414	$576	$466	$683
EBIT (2)	$181		$375	$243	$401	$291	$508
Unlevered Free Cash Flow (3)	($1	)(4)	$306	$276	$373	$306	$433

(1)	For purposes of the Adjusted Media General Projections, EBITDA is a non-GAAP measurement defined as net earnings before interest expense, taxes, and depreciation and amortization expenses, and including stock-based compensation.
(2)	For purposes of the Adjusted Media General Projections, EBIT is a non-GAAP measurement defined as EBITDA minus depreciation and amortization expenses.
(3)	For purposes of the Adjusted Media General Projections, Unlevered Free Cash Flows is a non-GAAP measurement defined as EBIT minus taxes, plus depreciation and amortization expenses, minus capital expenditures and plus or minus changes in net working capital.
(4)	Unlevered Free Cash Flow projections for the fourth quarter of 2015 were the only Unlevered Free Cash Flow projections for 2015E prepared.

The above information was prepared by Nexstar’s management for internal purposes and in connection with the process leading up to entering into the merger agreement. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

NEXSTAR HAS NOT UPDATED OR REVISED, NOR DOES IT INTEND TO UPDATE OR REVISE, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, EXCEPT TO THE EXTENT REQUIRED BY LAW.

Media General Management’s Unaudited Prospective Financial Information

Media General does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Media General prepared certain financial projections for Media General on a stand-alone, pre-transaction basis, which we refer to as the “Media General Projections.”

In addition, Nexstar’s management provided to Media General certain financial projections for Nexstar on a stand-alone, pre-transaction basis, which we refer to as the “Nexstar Projections.” The Nexstar Projections are summarized under “Chapter One: The Transaction – Nexstar Management’s Unaudited Prospective Financial Information” beginning on page [●].The Nexstar Projections that were provided to Media General by Nexstar’s management included projections only for years 2016 and 2017, and Media General’s management extrapolated projections for Nexstar for years 2018, 2019 and 2020 based upon the Nexstar Projections that were provided to Media General. As part of its evaluation of the transaction and based on the due diligence it conducted, Media General’s management also adjusted the Nexstar Projections to account for Media General management’s views regarding, among other things, Nexstar’s revenue growth and cost structure, which projections, as so adjusted and extrapolated, we refer to as the “Adjusted Nexstar Projections.”

Neither the Media General Projections nor the Adjusted Nexstar Projections were prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. However, in the view of Media General’s management, such projections were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Media General and Nexstar, as applicable, on a stand-alone basis. These projections are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

No independent registered public accounting firm has examined, compiled or performed any procedures with respect to the Media General Projections or the Adjusted Nexstar Projections and, accordingly, no independent registered public accounting firm expresses an opinion or any other form of assurance with respect to such projections or the achievability of the results reflected therein. No independent registered public accounting firm assumes any responsibility for such projections. The reports of independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate only to Nexstar’s and Media General’s historical financial information, respectively, and no such report extends to the parties’ projections or should be read to do so.

Media General’s management provided the Media General Projections and the Adjusted Nexstar Projections to Media General’s board of directors in the context of its evaluation of the potential transaction, to RBC Capital Markets for its use and reliance in connection with the preparation of its analyses and opinion summarized under “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of RBC Capital Markets, LLC” beginning on page [●], and to Goldman Sachs for its use and reliance in connection with the preparation of its analyses and opinion summarized under “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of Goldman, Sachs & Co.” beginning on page [●]. Media General’s management also provided the Media General Projections to Nexstar in connection with its due diligence of Media General in connection with Nexstar’s evaluation of the transaction. The Media General Projections that were provided to Nexstar by Media General’s management included projections only for years 2016 and 2017. A summary of the Media General Projections and the Adjusted Nexstar Projections is included below in order to give shareholders access to certain non-public unaudited projections that were utilized by or provided to other parties, in connection with the transaction contemplated by the merger agreement. Media General cautions that these projections are subjective in many respects and subject to interpretation and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Media General nor any of its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any shareholder or any other person regarding the ultimate performance of Media General, Nexstar or the combined company. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. In addition, Media General does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except to the extent required by law. Furthermore, Media General does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The internal financial forecasts of Media General, which were used as a basis for preparing the Media General Projections, are inherently uncertain and, although considered reasonable by the management of Media General as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Although the projections were prepared with numerical specificity, such projections reflect numerous and varying assumptions made by the management of Media General, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Media General, Nexstar and the combined company. The risk that these uncertainties and contingencies could cause the estimates or assumptions to not reflect actual results is further increased given the duration in the future over which these estimates and assumptions apply. The estimates and assumptions in early periods have a compounding effect on the projections shown for later periods. Thus, any failure of an estimate or assumption to be reflective of actual results in an early period would have a greater effect on projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in the “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●] and the “Risk Factors” beginning on page [●]. These projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Media General cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projections set forth below were based will be realized or that the prospective results are necessarily indicative of the future performance of Media General, Nexstar or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the Media General Projections or the Adjusted Nexstar Projections in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Media General Projections or the Adjusted Nexstar Projections will be achieved.

In preparing the Media General Projections, Media General’s management made numerous assumptions about Media General’s industry, markets and products and its ability to execute on its business plan. In particular, Media General’s management made assumptions that included, but were not limited to, the following items:

•	The total local, national and political advertising revenue in each of Media General’s markets;

•	The share of local, national and political market revenue for each Media General station;

•	The total digital advertising revenue for each of Media General’s digital subsidiaries;

•	The amount of retransmission consent fee revenue for each Media General station based on the number of subscribers by MVPD expected each year and the retransmission rates per subscriber;

•	The amount of reverse retransmission fee expense for each Media General station based on the number of subscribers per affiliate and Media General’s expected retransmission consent fee revenue;

•	The amount of operating expenses for each Media General station, including, but not limited to, programming and production costs, selling and promotion expense, general and administrative expenses, news production expenses and technical expenses;

•	The estimated financial impact of potential regulatory changes; and

•	The amount of corporate expenses and capital expenditures.

Summary of Media General Projections

	2016E	2017E	2018E	2019E
	(dollars in millions)
Net Revenue	$1,645	$1,607	$1,837	$1,866
Adjusted EBITDA (1)	586	470	599	542
EBIT (2)	411	296	432	386
Unlevered Free Cash Flow used by RBC Capital Markets (3)	375	307	391	354
Unlevered Free Cash Flow used by Goldman Sachs (4)	380	309	390	350

In addition, for purposes of analysis, Media General’s participation in the FCC auction was estimated by Media General’s management to result in an additional approximately $3 million annual reduction to Adjusted EBITDA, which we refer to as the “Media General FCC Auction Impact.” The Media General FCC Auction Impact was prepared by Media General for internal purposes and in connection with the process leading up to entering into the merger agreement, and was provided by Media General’s management for RBC Capital Markets’ and Goldman Sachs’ use in connection with their respective financial analyses.

(1)	“Adjusted EBITDA” is defined as net earnings before interest expense, taxes, and depreciation and amortization expenses and before stock-based compensation.
(2)	“EBIT” is defined as EBITDA, minus stock-based compensation (treated as a cash expense) and depreciation and amortization.
(3)	“Unlevered Free Cash Flow used by RBC Capital Markets” is defined as EBIT, minus cash taxes, plus tax depreciation and amortization, plus or minus changes in net working capital and minus capital expenditures, as provided by Media General’s management. RBC Capital Markets accounted for the Media General FCC Auction Impact as described in “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of RBC Capital Markets, LLC” beginning on page [●].
(4)	“Unlevered Free Cash Flow used by Goldman Sachs” is defined as EBIT, minus cash taxes, plus book depreciation and amortization, plus or minus changes in net working capital and minus capital expenditures. The Media General FCC Auction Impact was included in the unlevered free cash flow estimates used by Goldman Sachs, as further described in “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of Goldman, Sachs & Co.” beginning on page [●].

Adjusted EBITDA, EBIT and Unlevered Free Cash Flow, as presented above, are each a non-GAAP financial measure. This information was prepared by Media General’s management for internal purposes and in connection with the process leading up to entering into the merger agreement. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

Summary of Adjusted Nexstar Projections

	2016E	2017E	2018E	2019E
	(dollars in millions)
Net Revenue	$1,071	$1,069	$1,225	$1,246
Adjusted EBITDA (1)	421	362	448	386
EBIT (2)	315	256	341	278
Unlevered Free Cash Flow used by RBC Capital Markets (3)	254	219	269	232
Unlevered Free Cash Flow used by Goldman Sachs (4)	254	213	265	227

In addition, for purposes of analysis, Nexstar’s participation in the FCC auction was estimated by Media General’s management to result in an additional approximately $9 million annual reduction to Adjusted EBITDA, which we refer to as the “Nexstar FCC Auction Impact.” The Nexstar FCC Auction Impact was prepared by Media General for internal purposes and in connection with the process leading up to entering into the merger agreement, and was provided by Media General’s management for RBC Capital Markets’ and Goldman Sachs’ use in connection with their respective financial analyses.

(1)	“Adjusted EBITDA” is defined as net earnings before interest expense, taxes, and depreciation and amortization expenses and before stock-based compensation.
(2)	“EBIT” is defined as EBITDA, minus stock-based compensation (treated as a cash expense) and depreciation and amortization.
(3)	“Unlevered Free Cash Flow used by RBC Capital Markets” is defined as EBIT, minus cash taxes, plus tax depreciation and amortization, plus or minus changes in net working capital and minus capital expenditures, as provided by Media General’s management. RBC Capital Markets accounted for the Nexstar FCC Auction Impact as described in “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of RBC Capital Markets, LLC” beginning on page [●].
(4)	“Unlevered Free Cash Flow used by Goldman Sachs” is defined as EBIT, minus cash taxes, plus book depreciation and amortization, plus or minus changes in net working capital and minus capital expenditures. The Nexstar FCC Auction Impact was included in the unlevered free cash flow estimates used by Goldman Sachs, as further described in “Chapter One: The Transaction – Opinions of Media General’s Financial Advisors – Opinion of Goldman, Sachs & Co.” beginning on page [●].

Adjusted EBITDA, EBIT and Unlevered Free Cash Flow, as presented above, are each a non-GAAP financial measure. This information was prepared by Media General’s management for internal purposes and in connection with the process leading up to entering into the merger agreement. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

MEDIA GENERAL HAS NOT UPDATED OR REVISED, NOR DOES IT INTEND TO UPDATE OR REVISE, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, EXCEPT TO THE EXTENT REQUIRED BY LAW.

Officers and Directors of the Combined Company after the Transaction

Nexstar’s board of directors currently consists of the following seven directors:

•	Perry A. Sook

•	Geoff Armstrong

•	Jay M. Grossman

•	I. Martin Pompadur

•	Dennis A. Miller

•	Lisbeth McNabb

•	C. Thomas McMillen

Prior to the closing of the transaction, Nexstar will take all actions necessary such that, effective as of immediately following the effective time of the merger, the size of its board of directors will be nine members and two current members of the Media General board of directors will be appointed to serve as directors of Nexstar (currently expected to be Dennis FitzSimons and John Muse). Assuming the Class I directors are re-elected at the Nexstar annual meeting, the seven current Nexstar directors are expected to remain on the board of directors following the closing of the transaction. The current executive officers of Nexstar are expected to remain unchanged.

For biographical information for each person who is currently a member of Nexstar’s board of directors or an executive officer of Nexstar, see “Chapter Two: Other Annual Meeting Matters – Directors of Nexstar” and Chapter Two: Other Annual Meeting Matters – Executive Officers of Nexstar” beginning on page [●].

Listed below is the biographical information for Mr. FitzSimons and Mr. Muse.

Dennis FitzSimons. Mr. FitzSimons, 64, is a member of the Media General board of directors and the Chairman of the McCormick Foundation, a charitable trust based in Chicago with over $1.5 billion in assets. From January 2003 until December 2007, he was the President and Chief Executive Officer of Tribune Company, one of the largest media companies in the nation. Mr. FitzSimons resigned from Tribune Company in December 2007 upon the sale of the company. In December 2008, Tribune declared bankruptcy. He also was the Chairman of Tribune Company from 2004 until 2007, and had served as Tribune’s Chief Operating Officer from 2000 until 2003 managing that company’s broadcasting, publishing and digital groups. Before that, he rose through the ranks of Tribune’s broadcast division, ultimately serving as its President and Chief Executive Officer with responsibility for its television and radio stations, Tribune Entertainment and the Chicago Cubs. Mr. FitzSimons is Chairman of Media General’s Compensation Committee, serves on the Audit Committee and is an “audit committee financial expert.” Mr. FitzSimons brings strategic media industry knowledge and extensive public company experience to the deliberations of the Media General board of directors. As Tribune Company’s former Chief Executive Officer, he well understands the changing media landscape and the regulatory framework under which Media General’s broadcast television stations operate. At Tribune Company, he additionally had direct responsibility for developing and managing the cross-platform potential of that company’s broadcast, print and emerging digital media operations. At the McCormick Foundation, with $1.5 billion in assets, Mr. FitzSimons has further broadened his executive leadership experience, overseeing all of the audit and investment decisions of that organization. Mr. FitzSimons is independent of Media General.

John R. Muse. Mr. Muse, 64, is a member of the Media General board of directors, the Chairman of the private equity firm Kainos Capital, LLC successor to HM Capital Partners, and has over 30 years of investment experience. He has been actively involved in the energy, food and beverage, and media sectors. Mr. Muse serves on the boards of directors of a number of Kainos Capital’s portfolio companies and also serves as a director of Dean Foods (NYSE: DF) as well as the Anderson School of Business at UCLA. Mr. Muse is a member of Media General’s Finance Committee. Mr. Muse has over 30 years of experience in investment management, including significant experience managing investments in the media sector. In addition to his industry knowledge, Mr. Muse has extensive knowledge of mergers and acquisitions, capital markets and finance and business development. Mr. Muse is independent of the Media General.

For a further description of the governance of the combined company following the closing of the transaction, see “Chapter One: The Transaction – Description of Nexstar Class A Common Stock” beginning on page [●], “Chapter One: The Transaction – Comparison of Shareholder Rights” beginning on page [●] and “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Directors and Executive Officers of Nexstar” beginning on page [●].

Interests of Nexstar’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Nexstar board of directors, Nexstar shareholders should be aware that certain of Nexstar’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Nexstar shareholders generally. The Nexstar board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that Nexstar shareholders vote for the Nexstar share issuance and Nexstar adjournment proposals.

Subject to the reelection of the Class I Directors, each of the current members of Nexstar board of directors will continue as a director of Nexstar following the closing of the transaction and will hold office from and after the closing of the transaction until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement or removal.

Additionally, Nexstar expects that all of Nexstar’s current executive officers will remain executive officers following the closing of the transaction, and that additional executive talent may be added.

The transaction will not result in a “change in control” for purposes of any Nexstar stock-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered by the transaction.

Interests of Media General’s Directors and Executive Officers in the Transaction

Arrangements with Nexstar

Media General directors and executive officers may have interests in the form of continued employment with the combined company or, in the case of each of Dennis FitzSimons and John Muse, in the form of service as a director of the combined company. In addition, see the section entitled “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Director and Officer Indemnification and Insurance” beginning on page [●] for details regarding indemnification by Nexstar of Media General directors and officers.

Employment Agreements

Media General is party to an employment agreement with each of its named executive officers. During 2013, Media General entered into an employment agreement with each of Mr. Carington. Mrs. McDermott and Mr. Woodward, which became effective on November 12, 2013. During 2014, Media General entered into an employment agreement with Mr. Sadusky which became effective on December 19, 2014. During the year ended

December 31, 2015, Media General entered into an amended and restated employment agreement with Mr. Woodward, which became effective on August 6, 2015, and into an employment agreement with Mr. Mulvaney, which became effective on November 4, 2015. Pursuant to their employment agreements, in the event a named executive officer is terminated during the employment term by Media General other than for cause or disability, or by the officer for good reason, referred to as a “qualifying termination,” the officer will be entitled to severance and benefits consisting of:

•	1.5 times (one time for Mr. Sadusky, two times for Mr. Woodward) the sum of his or her base salary at the rate in effect immediately prior to termination plus the target annual incentive opportunity for the year of such termination (and in Mr. Sadusky’s case, the annual incentive amount for the prior fiscal year), referred to as the “severance payment”;

•	For all named executive officers other than Mr. Mulvaney, an amount equal to the target annual incentive opportunity for the year of such termination, pro-rated through the date of termination;

•	Continuation of medical, dental, disability, and life insurance benefits for 12 months (18 months for Mr. Woodward) following the termination date;

•	Accelerated vesting of any equity or stock-based compensation held by Messrs. Carington, and Woodward and Mrs. McDermott as of the termination date; and

•	For Messrs. Woodward and Mulvaney only, outplacement services.

In addition, Mr. Woodward’s agreement provides that Media General may, upon delivery of notice of termination for any reason other than for cause, elect to extend Mr. Woodward’s employment for a period of six months in a non-officer position, during which period, (x) the terms of Mr. Woodward’s employment agreement shall continue to apply (other than the provision specifying his officer title) and (y) either Media General or Mr. Woodward may terminate Mr. Woodward’s employment prior to the end of the six-month extension period with 30 days’ notice. If Media General does not elect to extend Mr. Woodward’s employment in accordance with the foregoing, or Mr. Woodward elects to terminate his employment prior to the end of the six-month extension period, he shall be entitled to a lump sum payment equal to the base salary that would have been paid had he remained employed through the end of the extension period.

The agreements for Messrs. Sadusky, Carington, and Mrs. McDermott provide for increased severance payments and benefits in the event that a qualifying termination occurs in connection with a “change in control” (as such term is defined in the agreements) of Media General. The transaction contemplated by the merger agreement will constitute a change in control under the agreements. The severance payments and benefits for Messrs. Sadusky and Carington and Mrs. McDermott in the event that a qualifying termination occurs in connection with a “change in control” include:

•	2 times the severance payment (as described above);

•	An amount equal to the target annual incentive opportunity for the year of such termination, pro-rated through the date of termination;

•	Continuation of medical, dental, disability, and life insurance benefits for 24 months following the termination date for Mr. Sadusky (12 months following the termination date for Mr. Carington and Mrs. McDermott); and

•	Accelerated vesting of any equity or stock-based compensation held by Messrs. Carington and Mrs. McDermott as of the termination date.

The employment agreements also provide that following the termination of the named executive officer’s employment for any reason during the employment term, he or she will be bound by noncompete and nonsolicitation covenants for a period of 12 months (6 months for Mr. Mulvaney’s noncompetition covenant) following such termination.

On January 27, 2016, Media General entered into an amendment with each of Messrs. Woodward, Carington and Mulvaney, which amended their employment agreements to provide the executive would be entitled to an excise tax gross-up in the event that, as a result of the payments that would be made as a result of or in connection with a change of control, the executive would be subject to an excise tax under Section 4999 of the Code. For purposes of the calculations in the table below under the heading “Potential Change in Control Payments to Media General’s Named Executive Officers,” an estimate of the excise tax gross-up payments that may be payable in connection with the transaction has been included.

Mulvaney Retention Agreement

Media General entered into a retention agreement with Mr. Mulvaney on February 12, 2016, which provides that subject to Mr. Mulvaney’s continued employment with Media General through the closing of the transaction, he will be entitled to payment of a retention bonus in an amount equal to six months of his 2015 base salary, payable in a lump sum within 30 days following the closing of the transaction. In the event Mr. Mulvaney’s employment is terminated prior to the closing of the transaction, he will not be entitled to the retention payment, provided, however, that if his employment is terminated by Media General without cause (as defined in the retention agreement) prior to the closing of the transaction, he will remain entitled to payment of the retention payment following the closing of the transaction. For purposes of the calculations in the table below under the heading “Potential Change in Control Payments to Media General’s Named Executive Officers,” Mr. Mulvaney’s retention payment has been included.

Annual Incentive Payments

Pursuant to the merger agreement, if the closing of the transaction occurs in 2016, annual cash incentive payments in respect of 2016 shall be paid in amount calculated on the basis that the target performance level was attained and pro-rated to reflect the portion of the 2016 performance period lapsed as of the closing of the transaction. For purposes of the calculation in the table below under the heading “Potential Change in Control Payments to Media General’s Named Executive Officers,” the 2016 annual incentive payments have been pro-rated through October 31, 2016.

Equity Award Treatment

Pursuant to the merger agreement, all outstanding equity awards in respect of Media General voting common stock will become fully vested immediately prior to the effective time of the merger and be converted into the right to receive (i) with respect to each restricted stock unit (both time- and performance-vesting), the per share merger consideration; (ii) with respect to each share of performance-accelerated restricted stock, the per share merger consideration; (iii) with respect to each stock option, a vested option to acquire Nexstar common stock (with the number of shares of Nexstar common stock underlying the option and the exercise price to be determined in accordance with the exchange ratio set forth in the merger agreement) plus one CVR for each share of Media General Voting Common Stock subject to the option and (iv) with respect to each director deferred stock unit, the per share merger consideration which shall be paid in accordance with the terms of the Media General, Inc. Directors’ Deferred Compensation Plan and the applicable director election.

Potential Change in Control Payments to Media General’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the transaction that will or may become payable to each of Media General’s named executive officers in connection with the merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for the purposes of the table, that the merger is consummated on October 31, 2016, whether or not the merger is completed by that date, and that each of the named executive officers has a qualifying termination on that date. The table also sets forth the value of accelerated equity awards based on an assumed total consideration per share value of $19.05, which includes the expected net present value of the implied value of the CVR of $3.09 assumed by Media General’s management. The ultimate values to be received by a named executive officer in connection with the merger may materially differ from the amounts set forth below.

Name	Cash (1) ($)	Equity (2) ($)	Benefits (3) ($)	Tax Reimbursements	Outplacement Services (4)	Total ($)
Vincent L. Sadusky	4,251,500	3,843,633	24,000	—	—	8,119,133
James F. Woodward	1,925,250	979,619	18,000	1,237,960	25,000	4,185,828
Deborah A. McDermott	1,964,583	1,024,984	12,000	—	—	3,001,567
Andrew C. Carington	1,555,625	542,482	12,000	875,353	—	2,985,460
Timothy J. Mulvaney	787,800	214,958	12,000	413,079	10,000	1,437,837

(1)	These cash amounts represent the severance payment the executive would be entitled to receive upon a qualifying termination. Mr. Sadusky is entitled to (i) two times the sum of his base salary ($900,000) and his annual incentive opportunity ($757,000) and (ii) his pro-rated target annual incentive opportunity ($937,500). Mr. Woodward would be entitled to (i) 2 times the sum of his base salary ($510,000) and target annual incentive opportunity ($229,500); (ii) his pro-rated target annual incentive opportunity ($191,250) and (iii) his base salary payable through the end of the six-month extension period of his employment term (in his capacity as a non-officer) ($255,000). Mrs. McDermott would be entitled to (i) two times the sum of her base salary ($575,000) and her target annual incentive award ($287,500) and (ii) her pro-rated target annual incentive award ($239,583). Mr. Carington is entitled to (i) two times the sum of his salary ($475,000) and his target annual incentive opportunity ($213,750) and (ii) his pro-rated target annual incentive opportunity ($178,125). Mr. Mulvaney is entitled to (i) 1.5 times the sum of his base salary ($282,000) and his target annual incentive opportunity ($98,700); (ii) his pro-rated target annual incentive award ($82,250) and (iii) his retention bonus ($134,500). The severance amount described in this Footnote 1 as a multiple of base salary and annual incentive opportunity is a double-trigger payment (for Mr. Woodward, this includes the $255,000 in respect of the six-month extension period of his employment term). The pro-rated target annual incentive award described in this Footnote 1 is a single-trigger arrangement since it is paid upon the closing of the transaction pursuant to the terms of the merger agreement.
(2)	Pursuant to the merger agreement, Messrs. Woodward, Carington and Mulvaney would vest in their unvested performance accelerated restricted stock, which we refer to as “PARS,” and restricted stock units, which we refer to as “RSUs,” and Mr. Sadusky and Mrs. McDermott would vest in their unvested RSUs. For each named executive officer, the value above represents the sum of the number of PARS or RSUs (as applicable) that would vest upon the closing of the transactions multiplied by $19.05, which includes (i) $10.55 cash consideration per share of Media General Voting Common Stock; (ii) 0.1249 of a share of Nexstar Class A Common Stock utilizing the average of the closing price of Nexstar Class A Common Stock over the first five business days following the first public announcement of the merger on January 28, 2016 and (iii) one CVR utilizing the expected net present value of the implied CVR value. The estimated amounts attributable to each component are as follows: Mr. Sadusky ($3,843,633 attributable to RSUs); Mr. Woodward ($552,542 attributable to PARS, and $427,077 attributable to RSUs); Mrs. McDermott ($1,024,984 attributable to RSUs); Mr. Carington ($158,141 attributable to PARS and $384,340 attributable to RSUs); and Mr. Mulvaney ($129,562 attributable to PARS and $85,396 attributable to RSUs). The amounts in this column are single-trigger payments by reason of the provisions in the merger agreement.
(3)	The benefits represents the estimated value of the continuation on the same terms of the medical, dental, disability, and life insurance benefits for the named executives for a period of (i) 24 months following employment for Mr. Sadusky; (ii) 18 months following employment for Mr. Woodward, (iii) 12 months following employment for Messrs. Carington and Mulvaney and Ms. McDermott). The amounts included in this column are single-trigger payments which become payable only in connection with a qualifying termination.

(4)	For Mr. Woodward, this amount represents his entitlement upon a qualifying termination of payment or reimbursement of a maximum of $25,000 in respect of the costs, fees and expenses of outplacement assistance services. For Mr. Mulvaney, this amount represents an estimate of this entitlement upon a qualifying termination to three months of outplacement services. The amounts included in this column are single-trigger payments which become payable only in connection with a qualifying termination.

Accounting Treatment of the Transaction

The merger will be accounted for using the acquisition method of accounting in accordance with ASC 805. Nexstar’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the merger and concluded, based on a consideration of the pertinent facts and circumstances, that Nexstar will acquire Media General for financial accounting purposes. Accordingly, Nexstar’s cost to acquire Media General has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is estimated and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of Nexstar’s acquisition of Media General will not be known until the date of closing of the transaction and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

NASDAQ Listing of Nexstar Class A Common Stock

Nexstar is required under the terms of the merger agreement to list the shares of Nexstar Class A common stock to be issued to Media General shareholders in the merger on the NASDAQ. Pursuant to the terms of the merger agreement, approval of this listing is required as a condition to the closing of the transaction.

Delisting and Deregistration of Media General Voting Common Shares

Media General voting common stock is listed and trades on the NYSE under the symbol “MEG.” Following the closing of the transaction, Media General voting common stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded.

Resale of Nexstar Class A Common Stock

All shares of Nexstar Class A common stock received by Media General shareholders in connection with the merger will be freely tradable for purposes of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” except for shares of Nexstar Class A common stock received by any person who is deemed an affiliate of Nexstar or Media General at the time of the closing of the transaction. Shares of Nexstar Class A common stock held by an affiliate of Nexstar or Media General may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This joint proxy statement/prospectus does not cover resales of shares of Nexstar Class A common stock received upon closing of the transaction by any person who is deemed an affiliate of Nexstar or Media General, and no person is authorized to make any use of this document in connection with any resale.

Regulatory Approvals

Antitrust Authorities. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated, nor may the acquiring party begin to direct the operations of the acquired company, until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been observed. These requirements apply to the merger.

Under the HSR Act, the merger may not be completed until each of Nexstar and Media General files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, which we refer to collectively as the “Antitrust Agencies,” and the applicable waiting periods have expired or been earlier terminated by the FTC and the Antitrust Division. Nexstar and Media General filed the Notification and Report Forms on February 11, 2016. On March 14, 2016, each of Nexstar and Media General received a request for additional information (second request) from the Antitrust Division. As a result, the HSR Act waiting period will expire 30 days after both Nexstar and Media General substantially comply with the second request, unless the waiting period is earlier terminated by the Antitrust Division.

At any time before or after the closing of the transaction, the Antitrust Division or the FTC could take action under the antitrust laws, including seeking to enjoin the closing of the transaction, seeking to unwind the merger or seeking the divestiture of substantial assets of Nexstar or Media General (or their respective subsidiaries). To address potential antitrust concerns with the merger and comply with FCC rules, Nexstar and Media General have agreed to swap or otherwise divest a broadcast television station in each of the Overlap Markets. Any divestitures in the Overlap Markets would be subject to approval by the FCC.

State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances.

Federal Communications Commission. Under U.S. federal communications laws, Nexstar and Media General may not complete the transaction unless they have first obtained FCC consent. FCC consent is sought through the filing of transfer of control and assignment applications with the FCC, which are subject to public comment and objections from third parties. The applications for FCC consent to the transaction were filed on February 10 and 11, 2016.

The applications for consent to transfer control of the Media General broadcast licensee subsidiaries to Nexstar involve a change of more than 50% of the voting rights representing ultimate control of Media General and its broadcast subsidiaries and thus will constitute a “substantial” change in ownership or control of the Media General licensees within the meaning of the FCC’s rules. Additionally, the parties applied to assign licenses for two full power and two low power licenses television stations from a subsidiary of Media General to a subsidiary of Nexstar. The FCC provided public notice of the filing of the applications on February 16 and 17, 2016. Various parties filed petitions asking the FCC to deny the applications or adopt conditions upon its grant thereof. Nexstar and Media General do not believe that the petitions are meritorious and will respond to them. Additional parties may still file informal objections or comments on the applications. The filing of petitions to deny or any informal objections or negative comments could delay FCC processing of the applications. The FCC may deny or dismiss a petition to deny, subject to certain processing and appeal rights, whereas the FCC is not obligated to consider claims made in an informal objection, but may elect to do so.

In determining whether to approve the transfer of control or assignment of a television broadcast licensee, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and those persons holding significant voting or positional interests in the licensee or in the entities controlling the licensee, the Communications Act’s limitations on foreign ownership and control of broadcast licensees, and compliance with FCC rules and regulations. The timing or outcome of the FCC approval process cannot be predicted.

Nexstar and Media General have each agreed to use reasonable best efforts to obtain as promptly as practicable any necessary consent, approval, waiver and authorization of any governmental entity in connection with the transaction. For a further description, see “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●].

Exchange of Shares

Prior to the closing of the transaction, Nexstar will appoint an exchange agent reasonably acceptable to Media General to process the exchange of shares of Media General common stock for the merger consideration.

Prior to the closing of the transaction, Nexstar will deposit with the exchange agent (i) shares of Nexstar Class A common stock sufficient in order for the exchange agent to distribute the aggregate stock consideration, (ii) an amount of cash sufficient in order for the exchange agent to distribute the aggregate cash consideration and (iii) unless CVRs have been distributed prior to the closing of the transaction CVRs sufficient in order for the exchange agent to distribute the aggregate CVR consideration. In addition, Nexstar shall deposit with the exchange agent any dividends or other distributions payable and cash in lieu of any fractional shares payable pursuant to the merger agreement as set out below.

Promptly after the closing of the transaction, Nexstar will cause the exchange agent to mail a letter of transmittal to Media General shareholders. Such letter will include instructions explaining the procedure for surrendering Media General stock certificates and “book-entry” shares in exchange for the merger consideration.

Media General shareholders will not receive any fractional shares of Nexstar Class A common stock. Instead, a Media General shareholder who otherwise would have received a fractional share of Nexstar Class A common stock will be entitled to receive, from the exchange agent, a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of Nexstar Class A common stock to which such Media General shareholder would otherwise be entitled, multiplied by (ii) the average daily volume weighted average price of a share of Nexstar Class A common stock on the NASDAQ over the five consecutive trading days immediately prior to the closing of the transaction.

No dividends or other distributions with respect to the shares of Nexstar Class A common stock with a Nexstar record date after the effective time of the merger shall be paid to the holder of any unsurrendered Media General common stock with respect to the shares of Nexstar Class A common stock issuable under the merger. All such dividends and other distributions shall be paid by Nexstar to the exchange agent until the surrender of the relevant stock certificate or book-entry security by the holder of Media General common stock. Following such surrender, the holders shall be paid, without interest (i) the amount of dividends or other distributions with a Nexstar record date after the closing of the transaction paid with respect to such shares of Nexstar Class A common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a Nexstar record date after the closing of the transaction but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Nexstar Class A common stock. No distributions with respect to CVRs with a payment date after the closing of the transaction shall be paid to the holder of any unsurrendered Media General common stock, and all such distributions instead shall be paid by Nexstar to the exchange agent until the surrender of such stock certificate or book entry security. Following such surrender the holders shall be paid without interest, the amount of such distributions theretofore paid with respect to such CVRs.

All shares of Media General common stock converted pursuant to the merger, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. From and after the closing of the transaction, until surrendered as contemplated by the merger, each Media General stock certificate and/or book-entry shall represent only the right to receive upon such surrender (along with a duly executed and properly completed letter of transmittal), the cash consideration, the CVRs (if applicable) and certificates or evidence of shares in book-entry form representing the stock consideration that the holder of such certificate or book-entry is entitled to receive pursuant to the merger.

After the effective time of the merger, there shall be no further transfer on the records of Media General of Media General common stock which has been converted, pursuant to the merger, into the right to receive the merger consideration, and if any Media General certificates and/or book-entries, together with a duly executed and properly completed letter of transmittal, are presented for transfer they shall be cancelled and exchanged, without interest, for the merger consideration.

Nexstar shareholders need not take any action with respect to their shares of Nexstar Class A common stock.

Financing of the Transaction

Nexstar expects to use a combination of one or more of the following: (i) the net proceeds of the debt commitments described below, including the net proceeds of senior unsecured notes and (ii) cash available at closing, to complete the transaction. The receipt of such financing by Nexstar is not a condition to the closing of the transaction.

Pursuant to the merger agreement, Nexstar has agreed to use its reasonable best efforts to obtain financing for the transaction on the terms described below, and Media General has agreed to provide, and to use its reasonable best efforts to cause its legal, tax, regulatory, accounting and other representatives to provide, all cooperation reasonably requested by Nexstar in connection with the financing described below or any alternative debt financing.

Debt Commitment

On January 27, 2016, in connection with the execution of the merger agreement, Nexstar entered into a debt commitment letter with BANA, Credit Suisse and Deutsche Bank for a commitment with respect to the financing required by Nexstar to complete the transaction and the refinancing of certain indebtedness of Nexstar, Media General and certain of their VIEs. On February 5, 2016, the debt commitment letter was amended and restated to join the following financial institutions with BANA, Credit Suisse and Deutsche Bank as commitment parties in connection with the financing for the transaction: SunTrust Bank, Barclays Bank PLC, Wells Fargo Bank, National Association and WF Investment Holdings, LLC and certain of their respective affiliates. On February 11, 2016, the debt commitment letter was further amended and restated to join the following financial institutions as commitment parties: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Capital One, N.A., Citizens Bank, National Association and Fifth Third Bank and certain of their respective affiliates. On February 11, 2016, the debt commitment letter was also amended by increasing the commitment under the senior secured term A loan facilities from $250.0 million to $255.0 million. On February 24, 2016, the debt commitment letter was further amended and restated to increase the commitment under the senior secured term A loan facilities from $255.0 million to $270.0 million and to decrease the commitment under the senior secured term B loan facilities from $2,870.0 million to $ 2850.0 million. Commitments of the commitment parties were also adjusted on February 24, 2016. The debt commitment letter, as last amended and restated on February 24, 2016, provides for an aggregate $4,725.0 million of financing in the form of (i) senior secured revolving credit facilities in an aggregate principal amount of $175.0 million, (ii) senior secured term A loan facilities in an aggregate principal amount of $270.0 million, (iii) senior secured term B loan facilities in an aggregate principal amount of $2,850.0 million, (iv) a senior secured short-term term facility in an aggregate principal amount of $250.0 million, which will be reduced by the amount of unrestricted cash and cash equivalents on hand at Nexstar and Media General immediately prior to the consummation of the transaction in excess of certain divesture proceeds received by Nexstar and (v) senior unsecured bridge facility in an aggregate principal amount of up to $1,180.0 million to the extent Nexstar fails to issue senior unsecured notes or other securities with an aggregate principal amount of up to $1,180.0 million on or prior to the consummation of the transaction. Pursuant to the debt commitment letter, BANA agreed to act as administrative agent for each of the credit facilities, and BofA Merrill Lynch, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., SunTrust Robinson Humphry, Inc., Barclays Bank PLC, and Wells Fargo Securities, LLC agreed to act as joint lead arrangers and joint bookrunners for these debt facilities on the terms and subject to the conditions set forth therein. The covenants, defaults, prepayments, guarantees and collateral security for the senior secured facilities are expected to be substantially similar to those under Nexstar’s current credit agreement except as otherwise set forth in the debt commitment letter.

The debt commitment letter contains conditions to funding of the debt financing customary for commitments of this type, including but not limited to:

•	consummation of the merger in all material respects pursuant to the merger agreement;

•	the absence of a Material Adverse Effect on Media General (as defined in the merger agreement);

•	refinancing of Nexstar’s and Media General’s credit facilities (including in respect of certain Nexstar and Medial General VIEs), repayment of Media General 2021 Notes and the making of a change of control offer with respect to Media General 2022 Notes;

•	solvency of Nexstar on a consolidated basis after giving effect to the merger and the transactions contemplated by the debt commitment letter;

•	delivery of customary financial information and conclusion of marketing periods for the senior secured credit facilities and senior notes backstopped by the bridge facility; and

•	the accuracy of certain specified representations and warranties in the merger agreement and the credit agreement governing the senior secured credit facilities.

Pursuant to the debt commitment letter, the loans under the bridge facility are structured as increasing rate loans customary for facilities of this type, with a rate based on LIBOR increasing up to a total cap whose level will be determined based on timing of the closing of the transaction, syndication and other factors. The bridge loans will be unsecured, will be guaranteed by each guarantor under the senior secured credit facilities and will rank pari passu with all other senior indebtedness of Nexstar. The covenants under the definitive documentation for the bridge loans will be usual and customary for bridge loan financings and will be incurrence-based covenants based on those contained in the preliminary offering memorandum or prospectus used to market the senior notes (with certain covenants to be more restrictive prior to the initial maturity date). To the extent Nexstar obtains net proceeds from the issuance of senior notes in connection with the consummation of the transaction in an amount not less than $1,180 million, the bridge loans would not be funded. The commitments under the bridge facility will also be reduced dollar for dollar by certain divesture proceeds received by Nexstar. The commitments under the short-term term facility will be reduced at closing dollar for dollar by an amount equal to the unrestricted cash and cash equivalents on hand at Nexstar and Media General in excess of certain divesture proceeds received by Nexstar.

The debt commitment letter described above provides for a “drop-dead date” of January 27, 2017, subject to extensions consistent with the extension of the “drop-dead date” under the merger agreement.

Description of Certain Indebtedness of Nexstar and Media General

Existing Nexstar Indebtedness

Following closing of the transaction, it is expected that Nexstar’s existing $275.0 million of 6.125% Senior Notes due 2022 (the “Nexstar 2022 Notes”) and $525 million of 6.875% Senior Note s due 2020 (the “Nexstar 2020 Notes”) will remain outstanding.

2022 Notes

The Nexstar 2022 Notes will mature on February 15, 2022. Interest on the Nexstar 2022 Notes is payable semiannually in arrears on February 15 and August 15 of each year. The Nexstar 2022 Notes are senior unsecured obligations of Nexstar and are guaranteed by Mission Broadcasting Inc., which we refer to as “Mission,” and certain of Nexstar’s and Mission’s future 100% owned subsidiaries, subject to certain customary release provisions.

Nexstar has the option to redeem all or a portion of the Nexstar 2022 Notes at any time prior to February 15, 2018 at a price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the redemption date plus applicable premium as of the date of redemptions. At any time on or after February 15,

2018, Nexstar may redeem the Nexstar 2022 Notes, in whole or in part, at the redemption prices set forth in the indenture governing the notes. At any time before February 15, 2018, Nexstar may also redeem up to 40% of the aggregate principal amount at a redemption price of 106.125%, plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds from equity offerings.

Upon the occurrence of a change in control (as defined in the indenture), each holder of the Nexstar 2022 Notes may require Nexstar to repurchase all or a portion of the Nexstar 2022 Notes in cash at a price equal to 101.0% of the aggregate principal amount to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of repurchase.

The indenture governing the Nexstar 2022 Notes contains covenants that limit, among other things, Nexstar’s ability to (1) incur additional debt, (2) pay dividends or make other distributions or repurchases or redeem its capital stock, (3) make certain investments, (4) create liens, (5) merge or consolidate with another person or transfer or sell assets, (6) enter into restrictions affecting the ability of Nexstar’s restricted subsidiaries to make distributions, loans or advances to it or other restricted subsidiaries; prepay, redeem or repurchase certain indebtedness and (7) engage in transactions with affiliates.

The indenture governing the Nexstar 2022 Notes provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Nexstar 2022 Notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the Nexstar 2022 Notes to be due and payable.

2020 Notes

The Nexstar 2020 Notes will mature on November 15, 2020. Interest on the Nexstar 2020 Notes is payable semiannually in arrears on May 15 and November 15 of each year. The Nexstar 2020 Notes are senior unsecured obligations of Nexstar and are guaranteed by Mission and certain of Nexstar’s and Mission’s future 100% owned subsidiaries, subject to certain customary release provisions.

Nexstar has the option to redeem all or a portion of the Nexstar 2020 Notes at any time at a price specified in the indenture governing the Nexstar 2020 Notes plus accrued and unpaid interest to the redemption date plus applicable premium as of the date of redemption.

Upon the occurrence of a change of control (as defined in the indenture), each holder of the Nexstar 2020 Notes may require Nexstar to repurchase all or a portion of the Nexstar 2020 Notes in cash at a price equal to 101.0% of the aggregate principal amount to be repurchased, plus accrued and unpaid interest, if any, thereon to the date of repurchase.

The indenture governing the Nexstar 2020 Notes contains covenants that limit, among other things, Nexstar’s ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) enter into transactions with affiliates, (5) create liens, (6) pay dividends or make other distributions, (7) repurchase or redemption of capital, (8) merge or consolidate with another person and (9) enter new lines of business.

The indenture governing the Nexstar 2020 Notes provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the indenture, payment defaults or acceleration of other indebtedness, a failure to pay certain judgments, certain events of bankruptcy and insolvency and any guarantee of the Nexstar 2020 Notes that ceases to be in full force and effect with certain exceptions specified in the indenture. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding notes may declare the principal of and accrued but unpaid interest, including additional interest, on all the notes to be due and payable.

Existing Media General Credit Agreement

Media General is a party to a credit agreement, originally dated as of July 31, 2013 with Royal Bank of Canada, as the administrative agent, and the other agents and lenders party thereto. The credit agreement was subsequently amended in 2014 and 2015 to make certain changes to the terms thereof (relating to, among other things, the acquisition of LIN in December 2014) as reflected below. As amended and currently in effect, Media General’s Senior Secured Credit Facility, which we refer to as the “Senior Secured Credit Facility,” includes (1) a $150.0 million revolving credit facility that matures on October 31, 2019, (2) an $885 million term loan that matures on July 31, 2020, (3) a $75 million incremental term loan that matures on July 31, 2020 and (4) an $825 million incremental term loan that matures on July 31, 2020. Media General also (i) guarantees a $32 million term loan borrowed by Shield Media, a variable interest entity, and (ii) has pledged substantially all of its assets as collateral for the Shield Media loans, on a pari passu basis with the Senior Secured Credit Facility. Both sets of Senior Notes are also guaranteed by the Company and its subsidiaries on a full and unconditional basis. Upon closing of the transaction, the Senior Secured Credit Facility will be repaid in full and terminated and the Shield Media loans will be refinanced.

LIN Television 6.375% Senior Notes due 2021

In connection with the transaction, it is expected that LIN Television’s 6.375% Senior Notes due 2021, which we refer to as the “Media General 2021 Notes,” will be redeemed in full in accordance with the terms of the indenture governing such notes and the indenture will be satisfied and discharged. Prior to January 15, 2017, the Media General 2021 Notes may be redeemed by LIN Television at par plus the applicable make-whole premium.

LIN Television 5.875% Senior Notes due 2022

On November 5, 2014, a wholly owned subsidiary of old Media General completed the issuance of $400 million in aggregate principal amount of 5.875% Senior Unsecured Notes due in 2022, which we refer to as the “Media General 2022 Notes.” The Media General 2022 Notes were issued under an indenture dated as of November 5, 2014, which we refer to as the “Media General 2022 Notes Indenture.” Pursuant to a supplemental indenture dated December 19, 2014, LIN Television assumed all of the obligations under the Media General 2022 Notes and the Media General 2022 Notes Indenture, and Media General, as the direct parent of LIN Television, and certain of the wholly owned subsidiaries of LIN Television, agreed to become party to the Media General 2022 Notes Indenture and to provide holders of 2022 Notes with full and unconditional guarantees to the Media General 2022 Notes, on a senior basis.

The Media General 2022 Notes are redeemable beginning on November 15, 2017, at an initial redemption price of 104.406% of par, declining to 102.938%, 101.469% and 100.000%, beginning on November 15, 2018, 2019 and 2020, respectively. Prior to that date, the Media General 2022 Notes may be redeemed by LIN Television at par plus the applicable make-whole premium.

The Media General 2022 Notes Indenture contains covenants with respect to LIN Television and its restricted subsidiaries that restrict, among other things, and subject to exceptions, the incurrence of additional indebtedness; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; creation of specified liens; fundamental changes, including consolidations, mergers and transfers of all or substantially all of LIN Television’s assets; and specified transactions with affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary of the material U.S. federal income tax consequences of the merger to Media General shareholders that are U.S. holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer to as the “IRS,” and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. This discussion is limited to U.S. holders that hold their shares of Media General common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to shareholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders that are not U.S. holders;

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	brokers or dealers in securities or currencies;

•	certain expatriates or persons whose functional currency is not the U.S. dollar;

•	traders in securities that elect to use a mark to market method of accounting;

•	shareholders subject to the alternative minimum tax provisions of the Code;

•	shareholders that entered into a voting and support agreement in connection with the merger;

•	persons that own more than 5% of the outstanding Media General common stock;

•	shareholders that received Media General common shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation; and

•	persons that hold Media General common stock as part of a straddle, hedge, constructive sale or conversion transaction.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity or arrangement taxed as a partnership holds Media General common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in a partnership should consult their tax advisors with respect to the tax consequences of the merger to them.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Media General common stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

The following summary is for general informational purposes only and is not a substitute for careful tax planning and advice. Holders of Media General common stock should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including U.S. federal estate, gift and other non-income tax laws and tax consequences under state, local or non-U.S. tax laws.

Potential Pre-Merger Distribution of CVRs

As described in “Chapter One: The Transaction – The Agreements – Description of the Merger Agreement – FCC Auction and CVR Arrangement,” Media General may in certain circumstances cause the CVRs to be distributed prior to the date of the consummation of the merger. If the CVRs are distributed prior to the date of the consummation of the merger, each U.S. holder should generally be treated for U.S. federal income tax purposes as receiving a distribution from Media General equal to the fair market value of the CVRs received (which fair market value, as discussed below in “Tax Consequences of the Merger Generally,” may be difficult to value). That distribution should generally be treated as a dividend to the extent of Media General’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), with any excess treated first as a non-taxable return of capital to the extent of a U.S. holder’s basis in its shares of Media General common stock, and second as capital gain. If a U.S. holder has held its Media General common stock for more than one year, any capital gain recognized by the U.S. holder should qualify as long-term capital gain.

The immediately preceding paragraph assumes that any distribution of CVRs prior to the date of the consummation of the merger should generally be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the merger. If, however, any such distribution of CVRs were integrated with the merger for U.S. federal income tax purposes, the treatment of receipt of the CVRs by U.S. holders generally would be as described below under “Treatment of Consideration Received Upon Closing of the Transaction.” Holders of Media General common stock are urged to consult with their tax advisors regarding the tax treatment of any distribution of CVRs prior to the date of the consummation of the merger.

The remainder of this discussion assumes that the CVRs will not be distributed prior to the date of the consummation of the merger.

Tax Consequences of the Merger Generally

For U.S. federal income tax purposes, the merger is intended to be treated as a sale by Media General shareholders of Media General common stock. The receipt by a U.S. holder of cash, Nexstar Class A common stock and CVRs in exchange for shares of Media General common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing (and potentially the character of a portion) of such gain or loss, will depend in part on the U.S. federal income tax treatment of the CVRs, which is uncertain.

The receipt of the merger consideration, including CVRs, could be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. It is the general position of the IRS that only in “rare and extraordinary cases” is the value of property so uncertain that open transaction treatment is available. However, there is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under the CVR should be treated as an open transaction or a closed transaction, and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. The following discussion describes the U.S. federal income tax consequences of the receipt of the merger consideration, including the CVRs, in the event such receipt is treated as a closed transaction and, alternatively, in the event such receipt is treated as an open transaction.

The CVRs also could be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization.

Treatment of Consideration Received Upon Closing of the Transaction

Treatment as Closed Transaction. If the value of the CVRs can be “reasonably ascertained” at the time of the consummation of the merger, the transaction should generally be treated as closed for U.S. federal income tax purposes, in which case a U.S. holder should generally recognize capital gain or loss for U.S. federal income tax purposes upon consummation of the merger equal to the difference between (x) the sum of (i) the cash received, (ii) the fair market value of Nexstar Class A common stock received, and (iii) the fair market value of the CVRs received, each determined on the date of the consummation of the merger and (y) such U.S. holder’s adjusted tax basis in the Media General common stock surrendered pursuant to the merger.

A U.S. holder’s initial tax basis in the Nexstar Class A common stock received in the merger will equal the fair market value of such stock on the date of the consummation of the merger. The holding period of such Nexstar Class A common stock will begin on the day following the date of the consummation of the merger.

If the transaction is closed for U.S. federal income tax purposes, a U.S. holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the merger. The holding period of the CVRs will begin on the day following the date of the consummation of the merger.

The installment method of reporting any gain attributable to the receipt of a CVR will not be available because Media General common stock is traded on an established securities market.

Treatment as Open Transaction. The receipt of the CVRs would generally be treated as an open transaction if the value of the CVRs cannot be “reasonably ascertained” at the time of the consummation of the merger. If the receipt of the merger consideration is treated as an open transaction for U.S. federal income tax purposes, a U.S. holder should generally recognize capital gain for U.S. federal income tax purposes upon consummation of the merger if and then only to the extent the amount of cash and the fair market value of Nexstar Class A common stock received exceeds such U.S. holder’s adjusted tax basis in the Media General common stock surrendered pursuant to the merger.

Subject to the rules under Section 483 of the Code discussed below, if the transaction is open for U.S. federal income tax purposes, the CVRs would not be taken into account in determining the holder’s taxable gain upon receipt of the merger consideration and a U.S. holder would take no tax basis in the CVRs, but would recognize capital gain as payments with respect to the CVRs are made or deemed made in accordance with the U.S. holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the amount received upon consummation of the merger discussed above, exceeds such U.S. holder’s adjusted tax basis in the Media General common stock surrendered pursuant to the merger.

Subject to the rules under Section 483 of the Code discussed below, if the transaction is open for U.S. federal income tax purposes, a U.S. holder who does not receive cumulative payments pursuant to the merger (including payments under the CVRs, if any) with a fair market value at least equal to such U.S. holder’s adjusted tax basis in the Media General common stock surrendered pursuant to the merger, will recognize a capital loss in the year that the U.S. holder’s right to receive payments under the CVRs terminates.

Under both closed and open transaction treatment, gain or loss recognized in the transaction must be determined separately for each identifiable block of Media General common stock surrendered in the merger (i.e., shares of Media General common stock acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the U.S. holder held such Media General common stock for more than one year as of the date of the consummation of the merger. For U.S. holders that are individuals, estates or trusts, long-term capital gain generally is taxed at preferential rates. The deductibility of both long-term and short-term capital loss is subject to certain limitations.

Future Payments under the CVRs

Treatment as Closed Transaction. There is no authority directly addressing the treatment of payments similar to those under the CVRs in a closed transaction. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a closed transaction, a payment with respect to a CVR would likely be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR to the extent thereof. A payment in excess of such amount may be treated as (i) a payment with respect to a sale of a capital asset, (ii) income taxed at ordinary rates, or (iii) a dividend. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described immediately below under “Treatment as Open Transaction”).

Treatment as Open Transaction. If the transaction is treated as an open transaction, a payment in the future to a U.S. holder of a CVR should be treated as a payment under a contract for the sale or exchange of Media General common stock to which Section 483 of the Code applies. Under Section 483, a portion of a payment made pursuant to a CVR more than one year after the date of the exchange of Media General common stock for the merger consideration will be treated as interest, which will be ordinary income to the U.S. holder of the CVR. The interest amount will equal the excess of the amount received over its present value as of the consummation of the merger, calculated using the applicable federal rate as the discount rate and using such U.S. holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the payment pursuant to the CVR that is not treated as interest under Section 483 of the Code should be treated as received in connection with the sale of a capital asset, as discussed above.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the tax consequences to you resulting from the receipt of CVRs in the merger.

Backup Withholding and Information Reporting

Payments to a holder of Media General common stock pursuant to the merger or pursuant to the CVRs will be subject to information reporting and may, under certain circumstances, be subject to backup withholding (currently at a rate of 28%).To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return IRS Form W-9, certifying that such U.S. holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding. Certain holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

The preceding summary is for general informational purposes only and is not a substitute for careful tax planning and advice. Holders of Media General common stock should consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including U.S. federal estate, gift and other non-income tax laws and tax consequences under state, local or non-U.S. tax laws.

THE AGREEMENTS

The following summary describes certain material provisions of the merger agreement, the form of CVR agreement and the voting agreement entered into in connection with the transaction, and is qualified in its entirety by reference to those agreements. Copies of the merger agreement, the plan of merger, the voting agreement and the CVR agreement are attached to this joint proxy statement/prospectus as Annexes A, C, G and B, respectively, and are incorporated by reference into this joint proxy statement/prospectus. The voting agreement is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the transaction.

Description of the Merger Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this joint proxy statement/prospectus. We urge you to read the entire merger agreement.

The merger agreement and the discussion under the heading “Description of the Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Nexstar or Media General or about Neptune Merger Sub, Inc., which we refer to as the “merger subsidiary.” That information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings made by Nexstar and Media General with the SEC, which are available without charge at www.sec.gov. See “Chapter Three: Additional Information –Incorporation of Certain Documents by Reference” beginning on page [●] and “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

On January 27, 2016, Nexstar entered into the merger agreement with Media General and the merger subsidiary. The merger agreement provides, among other things, for the merger of the merger subsidiary with and into Media General with Media General surviving the merger as a wholly owned subsidiary of Nexstar and the issuance to Media General shareholders of shares of Nexstar Class A common stock and cash as described below in “Consideration in the Merger.” The merger agreement also contemplates additional consideration to Media General shareholders in the form of a non-transferable contingent value right as described below in “Consideration in the Merger.”

We sometimes refer to Media General following the closing of the transaction as the “surviving corporation,” and together with Nexstar, as “the combined company.”

Closing of the Transaction

The closing of the transaction will take place at 9:00 a.m. local time, in New York City, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied or waived at the closing, but subject to such satisfaction or waiver), unless another time or date is agreed to by Nexstar and Media General. However, if the marketing period for the debt financing for the transaction, which we refer to as the “marketing period,” has not ended by such date, then the closing of the transaction will instead take place on the earlier of the first business day after the expiration of the marketing period and the business day during the marketing period selected by Nexstar and notified in writing to Media General on at least three business days’ notice.

Directors and Executive Officers of Nexstar

Pursuant to the merger agreement, prior to the effective time of the merger, the board of directors of Nexstar is required to fix the size of Nexstar’s board of directors at nine members, and two members of the Media General board (currently expected to be Dennis FitzSimons and John Muse) shall become members of the Nexstar board of directors. For a further description of the governance of the combined company following the closing of the transaction, see “Chapter One: The Transaction – Description of the Transaction – Officers and Directors of the Combined Company After the Transaction” beginning on page [●], “Chapter One: The Transaction – Description of Nexstar Class A Common Stock” beginning on page [●] and “Chapter One: The Transaction – Comparison of Shareholder Rights” beginning on page [●].

Consideration in the Merger

In the merger, each share of Media General common stock issued and outstanding immediately prior to the merger will automatically be converted into the right to receive (i) $10.55 in cash, without interest, (ii) 0.1249 shares of Nexstar Class A common stock and (iii) one CVR (unless distributed prior to the closing of the transaction). The cash consideration and the stock consideration are fixed amounts and do not increase or decrease based upon the proceeds (if any) from the disposition of either Nexstar’s or Media General’s spectrum in the FCC auction. Under the merger agreement, holders of Media General common stock, stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or other stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the Media General Auction Proceeds, subject to reduction pursuant to the formula described in “Chapter One: The Transaction – The Agreements – Description of the CVR Agreement” beginning on page [●]. This formula is designed to take into account the fact that former Media General shareholders will receive Nexstar Class A common stock as part of the merger consideration, and as shareholders of Nexstar will obtain economic benefits from the net proceeds (if any) from the disposition of Nexstar’s spectrum in the FCC auction. As a result, the aggregate cash amount payable under the CVRs may be less than the full amount of the Media General Auction Proceeds.

The form of CVR agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus. Nexstar and Media General encourage you to read the entire form of CVR agreement carefully because it is the principal document governing the CVRs.

Media General shareholders are entitled to appraisal rights under the VSCA in connection with the merger only to the extent described under “Chapter One: The Transaction – Appraisal Rights” beginning on page [●].

Treatment of Stock Options and Other Stock-Based Awards

Immediately prior to the effective time of the merger, each unvested stock option of Media General outstanding immediately prior to such time will become fully vested, and as of the effective time of the merger, each Media General stock option will be assumed by Nexstar and become an option to purchase, on the same terms and conditions other than vesting (including applicable exercise and expiration provisions) as applied to such stock option immediately prior to the effective time of the merger, a number of shares of Nexstar Class A common stock, determined by multiplying the number of shares of Media General common stock that is subject to each Media General stock option by the Marigold Equity Award Exchange Ratio, at an exercise price per share of Nexstar Class A common stock equal to the exercise price of the underlying Media General stock option immediately prior to the effective time, divided by the Marigold Equity Award Exchange Ratio. For purposes of the merger agreement, the “Marigold Equity Award Exchange Ratio” means the sum of (i) the exchange ratio and (ii) $10.55, divided by the average of the daily volume weighted average price of a share of Nexstar Class A common stock on the NASDAQ over the ten consecutive trading-day period ending on the second trading day immediately prior to the closing of the transaction.

Immediately prior to the effective time of the merger, each share of Media General restricted stock and each other award measured by the value of a number of shares of Media General common stock (including restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents) outstanding immediately prior to such time, other than Media General stock options (each such award, other than Media General stock options, a stock-based award), will become fully vested. As of the effective time of the merger, each (x) stock-based award that is not considered “deferred compensation” that is subject to Section 409A of the Code will be cancelled and converted into the right to receive at the effective time of the merger, with respect to each share of Media General common stock underlying the stock-based award, the merger consideration and (y) each stock-based award that is considered “deferred compensation” that is subject to Section 409A of the Code will be cancelled and converted into the right to receive, pursuant to the timing provided for payment under the terms of the applicable agreement, arrangement or plan related to such stock-based award, with respect to each share of Media General common stock underlying the stock-based award, the merger consideration.

Certain Representations and Warranties

The merger agreement contains customary representations and warranties made by Nexstar and Media General to each other. The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Nexstar, Media General, and the merger subsidiary and may be subject to important qualifications and limitations agreed to by Nexstar and Media General in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Nexstar and Media General in the merger agreement are qualified by the information disclosed by Nexstar or Media General, respectively, with the SEC prior to the date of the merger agreement, excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to shareholders and in some cases may be qualified by disclosures made by one party to the other in disclosure letters delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Nexstar and Media General rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Nexstar’s and Media General’s public disclosures. Nexstar and Media General will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the merger agreement do not survive the effective time of the merger. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Nexstar and Media General each made to the other relate to:

•	valid existence, good standing and corporate authority to conduct business, including with respect to its subsidiaries;

•	capital stock, stock options and other equity interests;

•	corporate authority to enter into the merger agreement and other agreements contemplated by the transaction, and to consummate such transaction;

•	approval of the merger agreement and the transaction by its board of directors;

•	absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transaction;

•	SEC filings;

•	financial statements;

•	required governmental approvals;

•	broker’s fees;

•	absence of certain changes or events;

•	litigation;

•	taxes;

•	employee benefits and labor matters;

•	compliance with applicable laws and possession of necessary permits and licenses;

•	existence and validity of, and compliance with, material contracts;

•	absence of certain undisclosed liabilities;

•	interests in real and leased property;

•	compliance with environmental laws and other environmental matters;

•	inapplicability of state anti-takeover statutes and rights agreements;

•	internal controls and procedures;

•	insurance;

•	intellectual property;

•	transactions with related parties;

•	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

•	the shareholder votes required to approve the merger agreement and the transaction contemplated by the merger agreement;

•	matters related to multi-channel video programming distributors;

•	opinions of financial advisors;

•	ownership of the other party’s equity securities; and

•	sharing companies.

In addition, (i) Media General has made representations to Nexstar relating to a valid termination of the merger agreement between Media General and Meredith and (ii) Nexstar has made representations to Media General regarding Nexstar’s financial ability, its debt financing and regarding post-closing solvency of the combined company.

For purposes of the merger agreement, a “material adverse effect” with respect to a party and its subsidiaries is defined to mean a material adverse effect on the business, financial condition or results of operations of the party and its subsidiaries taken as a whole. However, for purposes of determining whether there has been or there is reasonably likely to be a material adverse effect with respect to a party and its subsidiaries, the results of the following events or changes are not taken into account:

•	the failure to meet any internal or external projections, forecasts or estimates of earnings, revenues or other metrics for any period or change in the market price or trading volume of the party’s shares, except that any event or change causing such failure may be taken into account;

•	any changes that generally affect the industries or markets in which the party and its subsidiaries operate (except to the extent that the party is disproportionately affected as compared with the other party, but only to the extent of such disproportionality);

•

changes generally in economic or financial markets, including changes in interest or exchange rates, legal, regulatory or political conditions, or in applicable laws or GAAP (except to the extent that the party is disproportionately affected as compared with the other party, but only to the extent of such disproportionality);

•	changes due to war or acts of terrorism;

•	other than with respect to certain representations, warranties and conditions contained in the merger agreement, the announcement or pendency of the merger agreement or the transaction or the identity of the other party or any of its affiliates or actions taken by the other party and the impact thereof on such party’s relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC;

•	the taking of any action required by, or failure to take any action prohibited by, the merger agreement or at the written request or with the prior written consent of the other party;

•	earthquakes, hurricanes, floods or other natural disasters; and

•	transaction litigation.

Conduct of Nexstar’s Businesses Pending the Transaction

Prior to the effective time of the merger, except as expressly permitted by the merger agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), Nexstar has agreed that it will, and will cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course and use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the merger agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Nexstar has generally agreed that it will not:

•	declare or pay any dividends or make any distributions with respect to any of its capital stock or other equity securities (other than intercompany dividends and distributions or certain dividends consistent with past practice in timing and amount, including customary increases);

•	split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize any other securities in respect of shares of its capital stock or other equity interests;

•	purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests (other than intercompany purchases or redemptions, acquisitions or deemed acquisitions of Nexstar Class A common stock in connection with the payment of exercise price and tax withholding on exercises of options and vesting or settlement of equity awards);

•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for (i) issuances pursuant to the conversion of Nexstar Class A common stock to shares of Nexstar Class C common stock or vice-versa, (ii) grants and awards of stock options and restricted stock units in the ordinary course of business and (iii) issuances of Nexstar Class A common stock upon the exercise of stock options outstanding as of close of business on January 22, 2016; (iv) settlement of outstanding Nexstar restricted stock units in effect as of January 22, 2016 and (v) issuances in connection with a shareholder rights’ plan;

•	amend its organizational documents or any organizational documents of any of its material subsidiaries in any manner materially adverse to Media General; acquire or agree to acquire any assets or properties, other than (i) acquisitions in the ordinary course of business (which shall not include acquisitions of broadcast television stations) or (ii) acquisitions made in connection with regulatory divestitures;

•	sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than (i) in the ordinary course of business and not material to the business of Nexstar and its subsidiaries (including sales of non-operational real estate assets), (ii) for consideration with a fair market value of less than $500,000, individually, or $2,500,000 in the aggregate or (iii) to comply with the governmental and regulatory provisions of the merger agreement;

•	incur any indebtedness, except (i) for borrowings incurred in the ordinary course of business under its existing revolving credit facility or (ii) for borrowings and financing related to the transaction;

•	make, change or revoke any material tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes;

•	grant or pay any increase in severance or termination pay, compensation or benefits of any current or former director, officer or employee (except for increases in compensation in the ordinary course of business and consistent with past practice to employees that are not officers or directors and whose annual compensation would not exceed $250,000 after giving effect to any such increase and it being agreed that granting such annual cash incentive bonuses in the ordinary course shall not constitute an increase in compensation or benefits for the purposes of this provision);

•	grant or award any stock options or other stock-based awards to any director, officer or employee;

•	enter into, adopt, amend in any material respect or modify in any material respect any benefit plan, labor agreement or employment agreement with any current or former director or officer or any employee whose annual compensation would exceed $250,000 after giving effect to such action;

•	acquire any shares of capital stock of Media General or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Media General or securities convertible to or the value of which is determined in to reference to equity securities of Media General;

•	adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization of Nexstar, the merger subsidiary or any material subsidiary of Nexstar;

•	enter into any channel sharing arrangement with a third-party in connection with the FCC auction; or

•	agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any such actions listed above.

Conduct of Media General’s Businesses Pending the Transaction

Prior to the effective time of the merger, except as expressly permitted by the merger agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), Media General has agreed that it will, and will cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course and use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the merger agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Media General has generally agreed that it will not:

•	declare or pay any dividends or make any distributions with respect to any of its capital stock or other equity securities (other than intercompany dividends and distributions;

•	split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize any other securities in respect of shares of its capital stock or other equity interests;

•	purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests (other than intercompany purchases or redemptions, acquisitions or deemed acquisitions in connection with the payment of exercise price and tax withholding on exercises of options and vesting or settlement of equity awards, acquisitions of shares of Media General voting common stock as a result conversion of the shares of Media General voting common stock into Media General non-voting common stock and acquisitions of shares of Media General non-voting common stock as a result conversion of the shares of Media General non-voting stock into Media General voting common stock);

•	issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for (i) issuances pursuant to the conversion of shares of Media General voting common stock into Media General non-voting stock or shares of Media General non-voting stock into shares of Media General voting common stock or (ii) issuances of Media General voting common stock upon the exercise of stock options outstanding as of close of business on January 22, 2016;

•	amend its organizational documents or any organizational documents of any of its material subsidiaries;

•	(i) acquire or agree to acquire, through a merger or otherwise, any other person or entity or (ii) outside the ordinary course of business (which shall not include acquisitions of broadcast television stations), otherwise acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $10 million (provided that any related party transactions will require the consent of Nexstar);

•	sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than in the ordinary course of business and not material to the business of Media General and its subsidiaries or to comply with the governmental and regulatory provisions of the merger agreement;

•	incur indebtedness, except (i) for borrowings in the ordinary course of business under its existing revolving credit facility or (ii) to fund certain acquisitions permitted under the merger agreement;

•	make any loans, advances or capital contributions to, or investments in, any person or entity other than itself or its wholly owned subsidiaries and ordinary course advances and reimbursements to employees;

•	change in any material respect its accounting methods or principles or change an annual accounting period, except as required by changes in GAAP or applicable law;

•	make, change or revoke any material tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes;

•	except for acquisitions and sales permitted under the merger agreement other than in the ordinary course of business, (i) terminate (except for the termination of material contracts pursuant to the terms thereof), amend in any material respect, renew, assign, modify in any material respect, or consent to the termination (except for the termination of material contracts pursuant to the terms thereof) of any material contract, (ii) enter into any contract or agreement that would constitute a material contract, (iii) waive, release or assign any material rights or claims under a material contractor, or (iv) consent to the termination of Media General’s (or of its applicable subsidiary’s) rights thereunder, except for the termination of any material contract pursuant to its terms;

•	modify or accede to the modification of any of its FCC licenses if doing so is reasonably likely to be materially adverse to the interests of Nexstar and its subsidiaries (after giving effect to the merger) in the operation of television broadcast stations or fail to provide Nexstar with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of its FCC licenses reasonably in advance of filings with the FCC;

•	apply to the FCC for any construction permit that would restrict in any material respect the Media General’s stations’ operations or make any material change in the assets of Media General’s stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain effective transmission of Media General’s station signals within such station’s service area;

•	make or authorize any new capital expenditures other than pursuant to the Media General’s capital expenditure budget or any other capital expenditures to address exigent circumstances that (i) do not exceed $250,000 individually or $1 million, in the aggregate or (ii) are made after consultation with Nexstar;

•	except to the extent required by its benefit plans, labor agreements, employment agreements or the merger agreement:

•	grant or pay any increase in severance or termination pay, compensation or benefits of any current or former director, officer or employee (except for increases in compensation in the ordinary course of business and consistent with past practice to employees that are not officers or directors and whose annual compensation would not exceed $250,000 after giving effect to any such increase and it being agreed that granting such annual cash incentive bonuses in the ordinary course shall not constitute an increase in compensation or benefits for the purposes of this provision);

•	grant or award any stock options or other stock-based awards to any director, officer or employee;

•	accelerate the payment, funding or vesting of any benefit provided to any current or former director, officer or employee;

•	enter into, adopt, amend in any material respect or modify in any material respect any benefit plan, labor agreement or employment agreement with any current or former director or officer or any employee whose annual compensation would exceed $250,000 after giving effect to such action;

•	acquire any shares of capital stock of Nexstar or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Nexstar or securities convertible to or the value of which is determined in to reference to equity securities of Nexstar;

•	adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization;

•	pay, discharge or settle any litigation, arbitration, proceeding or claim which would reasonably be expected to limit or restrict the operation of its business or that of the combined company in any material respect, or would require the payment of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor;

•	enter into any channel sharing arrangement with a third-party in connection with the FCC auction; or

•	agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any such actions listed above.

Restrictions on Media General’s Solicitation of Acquisition Proposals

On January 27, 2016, Media General was required to immediately cease all then existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, Media General has agreed that it will not and will cause its subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to Media General;

•	furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to Media General;

•	engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to Media General (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to Media General or withdraw or propose to withdraw its approval and recommendation of the merger agreement and the transaction; or

•	enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement, as discussed below) for any alternative transaction with respect to Media General.

Notwithstanding the foregoing restrictions, if Media General receives a bona fide unsolicited written acquisition proposal prior to receiving the approval of the transaction by its shareholders, Media General may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by Nexstar and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of Media General’s non-solicitation obligations in the merger agreement;

•	Media General’s board of directors determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for Media General and, after consulting with outside counsel, that failing to take such actions would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law;

•	Media General must give Nexstar notice prior to taking any such actions and, within 24 hours, provide Nexstar with any non-public information provided to such persons making an acquisition proposal not previously provided to Nexstar; and

•	Media General may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

Media General’s board of directors may not (i) modify or withdraw, or propose publicly to modify or withdraw, its recommendation of the merger agreement and the transaction in a manner adverse to Nexstar, (ii) approve or recommend, or propose publicly to approve or recommend an alternative acquisition proposal for Media General, (iii) take any action to make the provisions of an anti-takeover statute or regulation inapplicable to any transaction contemplated by an alternative acquisition proposal for Media General or (iv) approve or recommend, or propose publicly to approve or recommend, or cause Media General or its subsidiaries to enter into any agreement in respect of an acquisition proposal for Media General (other than a confidentiality agreement in compliance with the merger agreement). However, the Media General board of directors may change its recommendation as described in “Change of Recommendation by Media General’s Board of Directors” on page [●] below.

Media General must promptly, within 36 hours, advise Nexstar of any acquisition proposal or acquisition inquiry made with respect to Media General, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the earlier of the effective time of the merger and the termination of the merger agreement. In addition, Media General must keep Nexstar informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or acquisition inquiry, including whether such proposal or acquisition inquiry has been withdrawn or rejected and any material changes to the terms thereof.

An “acquisition inquiry” means an inquiry, indication of interest or request for non-public information from a third-party that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal of a third-party contemplating or otherwise relating to any transaction or possible transaction or series of related transactions with a person or group (as defined in the Exchange Act) concerning any:

•	merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Nexstar or Media General, as applicable, or any of their subsidiaries, pursuant to which such person or group would own 20% or more of the consolidated assets, revenues or net income of Nexstar or Media General, as applicable, and its subsidiaries, taken as a whole;

•	sale, lease, license or other disposition of assets of Nexstar or Media General, as applicable (including equity interests of any of its subsidiaries) or any subsidiary of Nexstar or Media General, as applicable, representing 20% or more of the consolidated assets, revenues or net income of Nexstar or Media General, as applicable, and its subsidiaries, taken as a whole;

•	issuance or sale or other disposition of equity interests representing 20% or more of the issued and outstanding equity securities of Nexstar or Media General, as applicable;

•	transaction or series of transactions in which any person or group would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the issued and outstanding equity securities of Nexstar or Media General, as applicable;

•	action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction; or

•	any combination of the foregoing.

A “superior offer” for Nexstar or Media General means a bona fide written acquisition proposal (except that references in the definition of acquisition proposal to “20%” will be replaced by “100%”) with respect to Nexstar or Media General that is determined by its board of directors, in its good faith judgment (or, in the case of Media General only, good faith business judgment), after consulting with a nationally recognized third-party financial advisor and outside legal counsel, and after taking into account all the terms of the acquisition proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of closing of the proposed transaction and the conditions for closing of such proposal), (i) to be more favorable, from a financial point of view, to Nexstar shareholders or Media General shareholders than the transaction contemplated by the merger agreement (taking into account any revisions proposed by Nexstar or Media General to the merger agreement and other transaction documents) and (ii) is reasonably expected to be consummated.

Change of Recommendation by Media General’s Board of Directors

Media General’s board of directors may change its recommendation in connection with a superior offer, prior to the approval of the transaction by Media General shareholders if:

•	Media General receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Media General’s Solicitation of Acquisition Proposals” above;

•	Media General’s board of directors determines in its good faith business judgment, after consulting with outside legal counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer for Media General;

•	Media General provides four business days prior notice to Nexstar that it intends to take such action and the reasons for such action;

•	to the extent requested by Nexstar during the applicable notice period, Media General negotiates in good faith with Nexstar with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer; and

•	Media General’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith business judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law.

In addition, Media General’s board of directors may change its recommendation other than in connection with a superior offer prior to the approval of the transaction by Media General shareholders in response to an intervening event (i.e., a material event or development that was neither known to the Media General board of directors or to Media General’s chief executive officer or chief financial officer nor reasonably foreseeable as of January 27, 2016; provided that actions taken by either party in accordance with the merger agreement (and consequences thereof) shall not constitute such an intervening event), if:

•	Media General’s board of directors determines in its good faith business judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law;

•	Media General provides four business days prior notice to Nexstar that it intends to take such action and the reasons for such action;

•	to the extent requested by Nexstar during the applicable notice period, Media General negotiates in good faith with Nexstar with respect to any revisions to the merger agreement so that such intervening event would no longer necessitate such a change in recommendation; and

•	Media General’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith business judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Media General board of director’s fiduciary duties under applicable law.

Unless the merger agreement is terminated, Media General’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Media General, and Media General will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Unless the merger agreement is terminated before the Media General special meeting, Media General will notify its shareholders before the Media General special meeting if the board of directors of Media General has changed its recommendation with respect to the Media General merger proposal and/or Media General compensation proposal. Despite any such change of recommendation, Media General shareholders will be asked to vote on such proposals at the Media General special meeting.

Termination by Media General in Connection with a Superior Offer

Media General may terminate the merger agreement to enter into an agreement for a superior offer if, prior to the approval of the transaction by Media General shareholders:

•	Media General receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Media General’s Solicitation of Acquisition Proposals” on page [●] above;

•	Media General’s board of directors determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer for Media General;

•	Media General provides four business days prior notice to Nexstar that it intends to take such action and the reasons for such action;

•	to the extent requested by Nexstar during the applicable notice period, Media General negotiates in good faith with Nexstar with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer;

•	Media General’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith business judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law; and

•	Media General pays Nexstar a termination fee of $80 million substantially concurrently with such termination.

Restrictions on Nexstar’s Solicitation of Acquisition Proposals

On January 27, 2016, Nexstar was required to immediately cease all then existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, Nexstar has agreed that it will not and will cause its subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to Nexstar;

•	furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to Nexstar;

•	engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to Nexstar (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to Nexstar or withdraw or propose to withdraw its approval and recommendation of the merger agreement and the transaction; or

•	enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement as discussed below) for any alternative transaction with respect to Nexstar.

Notwithstanding the foregoing restrictions, if Nexstar receives a bona fide unsolicited written acquisition proposal prior to receiving the approval of the transaction by its shareholders, Nexstar may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by Media General and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

•	such acquisition proposal did not result from a breach of Nexstar’s non-solicitation obligations in the merger agreement;

•

Nexstar’s board of directors determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for Nexstar and, after consulting with its outside counsel, that failing to take such actions would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law;

•	Nexstar must give Media General notice prior to taking any such actions and, within 24 hours, provide Media General with any non-public information provided to such persons making an acquisition proposal not previously provided to Media General; and

•	Nexstar may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

Nexstar’s board of directors may not (i) modify or withdraw, or propose publicly to modify or withdraw, its recommendation of the merger agreement and the transaction in a manner adverse to Media General, (ii) approve or recommend, or propose publicly to approve or recommend, an alternative acquisition proposal for Nexstar, (iii) take any action to make the provisions of an anti-takeover statute or regulation inapplicable to any transaction contemplated by an alternative acquisition proposal for Nexstar or (iv) approve or recommend, or propose publicly to approve or recommend, or cause Nexstar or its subsidiaries to enter into any agreement in respect of an acquisition proposal for Nexstar (other than a confidentiality agreement in compliance with the merger agreement). However, the Nexstar board of directors may change its recommendation as described in “Change of Recommendation by Nexstar’s Board of Directors” on page [●] below.

Nexstar must promptly, within 36 hours, advise Media General of any acquisition proposal or acquisition inquiry made with respect to Nexstar, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the earlier of the effective time of the merger and the termination of the merger agreement. In addition, Nexstar must keep Media General informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or acquisition inquiry, including whether such proposal or acquisition inquiry has been withdrawn or rejected and any material changes to the terms thereof.

Change of Recommendation by Nexstar’s Board of Directors

Nexstar’s board of directors may change its recommendation in connection with a superior offer, prior to the approval of the transaction by Nexstar shareholders if:

•	Nexstar receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Nexstar’s Solicitation of Acquisition Proposals” on page [●] above;

•	Nexstar’s board of directors determines in its good faith judgment, after consulting with its outside legal counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer for Nexstar;

•	Nexstar provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

•	to the extent requested by Media General during the applicable notice period, Nexstar negotiates in good faith with Media General with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer; and

•	Nexstar’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third-party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law.

In addition, Nexstar’s board of directors may change its recommendation other than in connection with a superior offer prior to the approval of the transaction by Nexstar shareholders in response to an intervening event

(i.e., a development that was neither known to the Nexstar board of directors or to Nexstar’s chief executive officer or chief financial officer nor reasonably foreseeable as of January 27, 2016; provided that actions taken by either party in accordance with the merger agreement (and consequences thereof), changes in the market price or the trading volume of the shares of Nexstar Class A common stock or investor or public reaction to the announcement and pendency of the merger agreement shall not constitute such an intervening event):

•	Nexstar’s board of directors determines in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law;

•	Nexstar provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

•	to the extent requested by Media General during the applicable notice period, Nexstar negotiates in good faith with Media General with respect to any revisions to the merger agreement so that such intervening event would no longer necessitate such a change in recommendation; and

•	Nexstar’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Nexstar board of director’s fiduciary duties under applicable law.

Unless the merger agreement is terminated, Nexstar’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Nexstar, and Nexstar will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Unless the merger agreement is terminated before the Nexstar annual meeting, Nexstar will notify its shareholders before the Nexstar annual meeting if the board of directors of Nexstar has changed its recommendation with respect to the Nexstar share issuance proposal. Despite any such change of recommendation, Nexstar shareholders will be asked to vote on such proposals at the Nexstar annual meeting.

Director and Officer Indemnification and Insurance

Nexstar will cause the surviving corporation or any applicable subsidiary thereof to indemnify and hold harmless all past and present directors and officers of Media General or such subsidiary following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Nexstar or Media General, a government entity or any other person, for acts or omissions occurring at or prior to such closing (including in connection with the approval of the merger agreement and the closing of the transaction), and advance to such persons their legal costs and other expenses, subject to an undertaking by any such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Nexstar and Media General agreed that all rights to indemnification from liabilities for acts or omissions occurring at or prior to the effective time of the merger existing prior thereto in favor of the current or former directors and officers of Media General or any of its subsidiaries will survive the transaction. For six years following the closing of the transaction, the articles of incorporation and bylaws of the surviving corporation will contain indemnification provisions no less favorable to the directors and officers than those existing prior to the closing of the transaction.

Media General may purchase a six-year period “tail” insurance policy of at least the same coverage and amounts and containing provisions no less favorable to the directors and officers of Media General or its subsidiaries as Media General’s and its subsidiaries’ existing insurance policy or policies, provided that the premium for any such tail policy will not exceed 300% of the aggregate annual amounts currently paid by Media

General and its subsidiaries for such insurance. If Media General does not purchase a tail policy prior to the closing of the transaction, Nexstar or the surviving corporation will purchase a tail policy, provided that the premium for any such tail policy will not exceed 300% of the aggregate annual amounts currently paid by Media General and its subsidiaries for such insurance.

Employee Benefits

For a period of one year following the closing of the transaction, Nexstar will provide the employees of Media General and its subsidiaries that become employees of Nexstar and its subsidiaries as of the effective time of the merger (i) benefits and compensation that are substantially similar in the aggregate to those provided as of the date of the signing of the merger agreement and (ii) severance benefits in accordance with the terms of the Nexstar severance policy, or if greater, the Media General severance policy in effect as of the date of the signing of the merger agreement. In addition, Nexstar has agreed, to the extent a Media General employee becomes eligible to participate in a Nexstar benefit plan or a new employee benefit plan that is adopted or implemented by Nexstar or its subsidiaries at or following the closing of the transaction, to recognize each employee’s service with Media General and its subsidiaries (and their predecessors) for purposes of eligibility, vesting and benefit accruals to the same extent such service was recognized under comparable Media General plans prior to closing of the transaction; except that such service will not be recognized (1) if it results in duplicate benefits for the same period of service, (2) with respect to newly adopted benefit plans for which prior service is not taken into account, (3) with respect to frozen benefit plans and (4) for benefit accrual purposes with respect to benefit plans that are defined benefit plans or plans which provide post-retirement health or welfare benefits. Nexstar and its subsidiaries have agreed to honor the accrued and vested obligations of Media General and its subsidiaries under such benefit plans.

To the extent that any employee of Media General becomes eligible to participate in a benefit plan of Nexstar or a new benefit plan that provides medical, dental or other health care insurance, Nexstar will use commercially reasonable efforts to cause each plan to waive any preexisting condition limitations to the extent that such conditions are covered under the plans of Media General, honor deductibles, co-payment and out-of-pocket expenses incurred by such employees during the portion of the calendar year prior to participation, and waive any waiting period limitations, in each case to the extent that any such employee of Media General had satisfied any similar limitation or requirement under an analogous medical, dental or health care insurance plan of Media General.

If the closing of the transaction occurs in 2016, cash incentive bonuses for 2016 will be paid to the employees of Media General and its subsidiaries at or prior to the occurrence of the closing assuming attainment of target performance and pro-rated for the portion of the 2016 performance period that has lapsed as of the date of the closing. If the closing of the transaction occurs in 2017 (i) but prior to date on which the cash incentive bonus payments for 2016 would normally be paid, cash incentive bonus payments for 2016 will be paid to employees of Media General and its subsidiaries at the closing of the transaction calculated based on attainment of target performance and (ii) cash incentive bonus payments with respect to 2017 will be paid to employees of Media General and its subsidiaries at or prior to the closing of the transaction assuming attainment of target performance and pro-rated for the portion of the 2017 performance period that has lapsed as of the date of the closing of the transaction.

Other Covenants and Agreements

Shareholder Meetings

As promptly as practicable following the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, Nexstar will hold a duly called meeting of its Class A shareholders to consider and vote on the Nexstar share issuance proposal, provided that the record date for such meeting will be made in consultation with Media General, will be no later than 10 days after the date on which such registration statement is declared effective (or such later time as may be required by applicable law) and such meeting will be held within 40 days of such record date. Unless the merger agreement is terminated, Nexstar’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Nexstar, and Nexstar will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Nexstar will not, without the prior written consent of Media General, adjourn or postpone its shareholder meeting (except, after consultation with Media General, in accordance with applicable law).

As promptly as practicable following the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, Media General will hold a duly called meeting of its shareholders to consider and vote on the merger proposal, provided that the record date for such meeting will be made in consultation with Nexstar, will be no later than 10 days after the date on which such registration statement is declared effective and such meeting will be held within 40 days of such record date. Unless the merger agreement is terminated, Media General’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Media General, and Media General will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Media General will not, without the prior written consent of Nexstar, adjourn or postpone its shareholder meeting (except, after consultation with Nexstar, in accordance with applicable law).

Nexstar and Media General will use their reasonable best efforts to schedule their respective shareholder meetings to occur on the same date.

Efforts to Consummate the Transaction

Nexstar and Media General each agreed to use reasonable best efforts, in connection with the transaction, to:

•	obtain any required consents, approvals, waivers and authorizations of any governmental entity or other third-party;

•	make all required filings and submissions with any governmental entity or other third-party;

•	cooperate with the other party in determining which filings are required to be made prior to the closing of the transaction with, and which consents and approvals are required to be obtained prior to the closing of the transaction from, governmental entities or other third parties in connection with the merger agreement and the transaction and timely making all necessary filings and timely seeking all consents and approvals; and

•	cause the conditions to the transaction to be satisfied and all actions necessary or appropriate to consummate the transaction to be taken.

Nexstar and Media General will jointly coordinate interactions with governmental entities and third parties in connection with consents or approvals required from such entities or third parties including in connection with the HSR Act, the Communications Act and the FCC rules.

Nexstar and Media General are also required to (i) take all actions necessary to effect certain regulatory divestitures, (ii) vigorously contest any actions, suits or orders that may enjoin the transaction or impose any terms or conditions on the transactions contemplated by the merger agreement and (iii) resolve any objections any governmental entities may assert with respect to the transactions.

Notwithstanding the foregoing, the obligations of Nexstar and Media General described above will not be construed to require Nexstar or Media General or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless (i) such action will be conditioned upon the consummation of the merger and the transaction contemplated by the merger agreement and (ii) all such regulatory actions (excluding certain regulatory divestitures), individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of Nexstar and its subsidiaries, taken as a whole, after giving effect to the merger (and not taking into account any effects of the agreed upon regulatory divestitures). Senior executives of Nexstar shall consult in good faith with senior executives of Media General with respect to any regulatory action that is not an agreed regulatory divestiture, and neither party will be permitted to take any regulatory actions that would reasonably be expected to materially delay or impede receipt of FCC or other regulatory approval or the consummation of the regulatory actions or mergers.

Financing

Nexstar has agreed to use its reasonable best efforts to obtain the transaction financing at the closing of the transaction (taking into account certain flex provisions and the marketing period) and not to, without the prior written consent of Media General (which consent shall not be unreasonably withheld, conditioned or delayed), amend or waive any provision of the debt commitment letter that would reasonably be expected to delay, prevent or make less likely the funding of the transaction financing in any material respects (other than to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or to implement or exercise any “market flex” provisions contained in the fee letter executed in connection with the debt commitment letter) or extend the marketing period under the debt commitment letter.

Prior to the closing, Media General has agreed that it will and will cause its subsidiaries to, and will use its commercially reasonable best efforts to cause its and its subsidiaries’ representatives to, provide to Nexstar such cooperation in connection with the transaction financing, including with respect to the redemption of the Media General 2021 Notes and the change of control offer with respect to the Media General 2022 Notes.

Under the merger agreement, Media General is not obligated to incur any fees or liabilities with respect to the financing prior to the closing. Nexstar has agreed to indemnify and hold harmless Media General, its subsidiaries, and their respective representatives from and against all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any of them in connection with cooperation related to the financing and to reimburse Media General for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Media General in connection with its cooperation related to the financing.

Transaction Litigation

Nexstar and Media General must each promptly notify the other of any actions, suits, claims or proceedings commenced against it or its officers or directors in connection with the merger agreement, the transaction, the merger agreement between Media General and Meredith or any of the transactions contemplated thereby. Nexstar and Media General will give each other the opportunity to participate in the defense or settlement of such matters and shall not settle any such matters without the consent of Nexstar.

Stock Exchange Delisting

Nexstar and Media General agree to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Media General common stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination will not be effective until the effective time of the merger.

Advice of Changes

Nexstar must promptly advise Media General of any change or event that (i) could have a material adverse effect on Nexstar or (ii) it believes would or would be reasonably likely to cause a material breach of any of Nexstar’s representations and warranties or covenants contained in the merger agreement. Media General must promptly advise Nexstar of any change or event that (i) could have a material adverse effect on Media General or (ii) it believes would or would be reasonably likely to cause a material breach of any of Media General’s representations and warranties or covenants contained in the merger agreement. A failure by either party to advise the other of such change or event does not affect the representations and warranties or covenants contained in the merger agreement and does not independently constitute a failure of any condition to closing of the transaction under the merger agreement.

Section 16 Matters

Nexstar and Media General must take all commercially reasonable steps as may be necessary to cause the transaction to be exempt under Rule 16b-3 of the Exchange Act.

FCC Auction and CVR Arrangement

Nexstar and Media General and their respective subsidiaries shall be permitted to participate in the FCC auction and enter into channel sharing arrangements (and permit their sharing companies to participate in the FCC auction and enter into channel sharing arrangements), if at all, only to the extent permitted by schedules negotiated prior to the commencement of the FCC’s current auction quiet period. To the extent required by applicable FCC regulation or otherwise, Nexstar has agreed to be bound by the actions of Media General and its subsidiaries in the FCC auction with respect to FCC licenses and Media General stations participating in the FCC auction, if any.

In the event that the FCC auction completion date occurs prior to the closing of the transaction, Nexstar and Media General shall, as promptly as practicable after the said date jointly and in good faith calculate the estimated sharing percentage, if any, and then Media General may announce such estimated sharing percentage, if any, the components thereof and estimate of the total net company proceeds, divided by the sum of the number of shares of Media General common stock then outstanding plus the number of shares of Media General voting common stock subject to Media General stock options then outstanding plus the number of shares of Media General common stock underlying the Media General stock-based awards then outstanding. Media General shall be permitted to (i) at any time after the FCC auction completion date, execute and deliver the CVR agreement, and distribute the CVRs to the holders of Media General common stock, stock options and other stock-based awards and to make the payments contemplated by the CVR agreement, if any to the rights agent for distribution to the holders of the CVRs and (ii) amend the Media General credit facility solely to the extent necessary to allow Media General to take the said actions. In the event that Media General does not distribute CVRs prior to closing of the transaction as set out above, Nexstar will enter into a contingent value rights agreement substantially in the form attached to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex B with a financial institution selected by Media General that is reasonably satisfactory to Nexstar which CVR agreement will set forth the terms of the CVR to be included as part of the merger consideration.

Conditions to the Transaction

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Nexstar and Media General to consummate the transaction:

•	expiration or termination of the waiting period under the HSR Act;

•	the grant by the FCC of its consent to the transfer of control of the broadcast licensee subsidiaries of Media General to Nexstar, and the assignment of licenses for two full power and two low power television stations from a subsidiary of Media General to a subsidiary of Nexstar in connection with the transaction;

•	the requisite approvals of Nexstar shareholders and Media General shareholders shall have been obtained;

•	absence of any order or injunction in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

•	the SEC shall have declared the registration statement to which this joint proxy statement/prospectus relates effective and no stop order suspending effectiveness shall have been issued;

•	the shares of Nexstar Class A common stock to be issued in connection with the transaction shall have been approved for listing on the NASDAQ, subject to an official notice of issuance;

•	the accuracy of the representations and warranties of the other party (with exceptions for certain inaccuracies that are not reasonably expected to result in the former holders of voting and non-voting common stock of Media General, Media General stock options and Media General stock-based awards owning additional equity in Nexstar that in the aggregate, is valued based upon the merger consideration at more than $5 million, or that would not reflect a change in the number of fully diluted shares of Nexstar Class A common stock, before giving effect to the merger that in the aggregate, is valued at more than $5 million or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

•	the performance in all material respects by each party of all obligations required to be performed by it under the merger agreement and receipt of an officer’s certificate to that effect;

•	no event or change that would be reasonably likely to have a material adverse effect on the other party shall have occurred since January 27, 2016 and the receipt of an officer’s certificate to that effect;

•	third-party consents under certain material contracts shall have been obtained; and

•	Nexstar having executed and delivered to Media General the CVR agreement as set out in the merger agreement.

Termination

The merger agreement may be terminated at any time prior to the consummation of the transaction:

•	by mutual consent of Nexstar and Media General in a written instrument;

•	by either Nexstar or Media General:

•	if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the transaction unlawful, provided that the terminating party must have complied with certain of its obligations under the merger agreement with respect to such order;

•	if the Media General special meeting or the Nexstar annual meeting (including any adjournments and postponements thereof) is held and completed and the shareholder approvals required with respect to the transaction were not obtained;

•	if the closing of the transaction has not occurred on or before January 27, 2017 (however, if the only conditions not satisfied are the expiration or termination of the waiting period under the HSR Act and the receipt of all necessary consents from the FCC, then the outside date will be automatically extended to April 27, 2017), subject to an automatic five business day extension if the marketing period has not ended by the last business day before the outside date, unless the failure to close by such date is due to the failure of the terminating party to perform its covenants and agreements contained in the merger agreement; or

•	if the other party fails to consummate the closing of the transaction within three business days after the day such party was required to do so under the merger agreement;

•	by Nexstar:

•	if the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s covenants cannot be satisfied due to a breach by

Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date; or

•	at any time prior to the Media General special meeting, if (i) Media General has breached its obligations or failed to perform in any material respect its obligations with respect to the Media General special meeting or its no solicitation obligations, (ii) Media General’s board of directors fails to include its recommendation in the joint proxy statement/prospectus or changes its recommendation or (iii) Media General’s board of directors fails to reaffirm its recommendation within 10 business days after Nexstar’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Media General becoming public;

•	by Media General:

•	if the closing conditions relating to the accuracy of Nexstar’s representations and warranties or fulfillment of Nexstar’s or Neptune’s covenants cannot be satisfied due to a breach by Nexstar of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date;

•	at any time prior to the Nexstar annual meeting, if (i) Nexstar has breached or failed to perform in any material respect its obligations with respect to the Nexstar annual meeting or its no solicitation obligations, (ii) Nexstar’s board of directors fails to include its recommendation in the joint proxy statement/prospectus or changes its recommendation or (iii) Nexstar’s board of directors fails to reaffirm its recommendation within 10 business days after Media General’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Nexstar becoming public; or

•	at any time prior to approval of the transaction by Media General shareholders, in order to enter into a definitive agreement to accept a superior offer as further described in “Termination by Media General in Connection with a Superior Offer” beginning on page [●], so long as Media General pays the termination fee described below in “Termination Fee” beginning on page [●].

Termination Fee

Nexstar must pay to Media General a termination fee of $80 million if:

•	Media General terminates the merger agreement due to (i) a breach by Nexstar of its obligations with respect to the Nexstar annual meeting or its no solicitation obligations, (ii) a failure by Nexstar’s board of directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation or (iii) a failure of Nexstar’s board of directors to reaffirm its recommendation within 10 business days after Media General’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Nexstar becoming public;

•	Nexstar or Media General terminates the merger agreement because the transaction has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to Nexstar shall have been publicly made and such acquisition proposal has not been withdrawn and (ii) on or prior to the first anniversary of such termination Nexstar completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

•

Nexstar or Media General terminates the merger agreement because Nexstar shareholders do not approve the transaction and (i) prior to the Nexstar annual meeting an acquisition proposal with respect to Nexstar shall have been publicly made and such acquisition proposal has not been withdrawn prior to such Nexstar annual meeting and (ii) on or prior to the first anniversary of such termination Nexstar completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated (except that the termination fee of $80 million will be reduced by the amount of the termination fee of $20 million described below); or

•	Media General terminates the merger agreement because (x) the closing conditions relating to the accuracy of Nexstar’s representations and warranties or fulfillment of Nexstar’s or the merger subsidiary’s covenants cannot be satisfied due to a breach by Nexstar of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date and (y)(i) prior to such termination a bona fide acquisition proposal with respect to Nexstar shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Nexstar completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

Nexstar must pay to Media General a termination fee of $20 million if:

•	Nexstar or Media General terminates the merger agreement because Nexstar shareholders do not approve the transaction.

•	If paid, the $20 million termination fee would be credited against any $80 million termination fee that Nexstar subsequently is required to pay Media General.

In no case will Nexstar be required to pay to Media General a termination fee in excess of $80 million.

Media General must pay Nexstar a termination fee of $80 million if:

•	Nexstar terminates the merger agreement due to (i) a breach by Media General of its obligations with respect to the Media General special meeting or its no solicitation obligations, (ii) a failure by Media General’s board of directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation or (iii) a failure of Media General’s board of directors to reaffirm its recommendation within 10 business days after Nexstar’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Media General becoming public;

•	Media General terminates the merger agreement to enter into an agreement with respect to a superior offer, as described in “Termination by Media General in Connection with a Superior Offer” beginning on page [●];

•	Nexstar or Media General terminates the merger agreement because the transaction has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to Media General shall have been publicly made and such acquisition proposal has not been withdrawn and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

•	Nexstar terminates the merger agreement because Media General shareholders do not approve the transaction and (i) prior to the Media General special meeting an acquisition proposal with respect to Media General shall have been publicly made and such acquisition proposal has not been withdrawn prior to the Media General special meeting and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated (except that the termination fee of $80 million will be reduced by the amount of the termination fee of $20 million described below); or

•

Nexstar terminates the merger agreement because (x) the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s covenants cannot be satisfied due to a breach by Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date and (y)(i) prior to such termination a bona fide acquisition proposal with respect to Media General shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

Media General must pay Nexstar a termination fee of $20 million in the aggregate if Nexstar or Media General terminates the merger agreement because Media General shareholders do not approve the transaction.

If paid, the $20 million termination fee would be credited against any $80 million termination fee that Media General subsequently is required to pay Nexstar.

In no case will Media General be required to pay to Nexstar a termination fee in excess of $80 million.

Expenses

Other than as described above in “Termination Fee,” whether or not the transaction is consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transaction will be borne by the party incurring such expenses, except that (i) Nexstar and Media General will each be responsible for 50% of the filing fees related to filings with the FCC and under the HSR Act and (ii) Nexstar will reimburse Media General for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Media General and its subsidiaries (and its and their respective representatives) in connection with cooperation in connection with the transaction financing and implementation of the CVRs.

Amendment

Subject to applicable law and except for the director and officer indemnification and insurance provisions, the merger agreement may be amended at any time by written agreement of Nexstar and Media General, whether before or after approval by Nexstar shareholders or Media General shareholders. However, certain customary provisions, including those regarding governing law, jurisdiction, third-party beneficiaries and non-recourse may not be amended in a manner that is adverse to any debt financing source without the prior written consent of such debt financing source.

Extension of Time and Waiver

At any time prior to the effective time of the merger, the parties may:

•	extend the time for the performance of any of the obligations of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

•	waive compliance with any of the agreements of the other party or conditions contained in the merger agreement.

An extension or waiver or failure to insist on strict compliance with an obligation, covenant or agreement in the merger agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Description of the CVR Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the form of CVR agreement to be entered into in connection with the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the form of such CVR agreement, which is incorporated by reference and filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates. We urge you to read the entire form of CVR agreement.

Under the merger agreement, holders of Media General common stock, stock options and other stock-based awards have the right to receive one CVR for each share of Media General common stock, stock option or stock-based award held by such person. Each CVR will entitle its holder to receive a pro rata share of the Media General Auction Proceeds, subject to reduction pursuant to the formula described below. There can be no assurance that any payment will be made under the CVRs, or the amount or timing of any such payment. Any amounts to be received in connection with the CVRs, and the timing of any payments of any such amounts, are contingent upon the occurrence of certain events which may or may not occur, and which may be outside the control of Nexstar and Media General. There may be no cash consideration ultimately paid in respect of the CVRs. The CVRs will be non-transferable and, accordingly, will not be listed on any securities exchange. Under certain circumstances, including the completion of the FCC auction prior to the closing of the transaction, the CVRs may be distributed prior to the closing of the transaction. Also, the tax consequences arising from the receipt and ownership of the CVRs are uncertain. See “Chapter One: The Transaction – Material U.S. Federal Income Tax Consequences of the Merger” beginning on page [●].

Under the CVR agreement, the net proceeds distributable to CVR holders will be calculated based on estimates within 30 business days following the completion of the FCC auction using the formula set forth below, and will be reduced by the costs and expenses of Nexstar’s certified public accounting firm incurred in connection with its review of the CVR calculations and the fees and expenses of the rights agent.

(Total Company Proceeds – (33.6% x Total Proceeds))
(1 – 33.6%)

“Total Company Proceeds” means (i) the aggregate cash proceeds received or receivable by Media General (or its sharing companies) or, after the merger, Nexstar, for the disposition of Media General’s spectrum in accordance with the merger agreement in the FCC auction, less (ii) the aggregate transaction expenses allocable to the disposition of such spectrum, less (iii) the amount of broadcast-based cash flow lost because of such dispositions where the applicable television station ceases to broadcast (calculated as an average over the two year period prior to the completion of the FCC auction) times 10.5, less the aggregate amount of all taxes to be incurred as a result of such dispositions (using an assumed tax rate of 40%).

“Total Proceeds” means the sum of Total Company Proceeds and Total Parent Proceeds (as defined below).

“Total Parent Proceeds” means (i) the aggregate cash proceeds received or receivable by Nexstar (or its sharing companies) for the disposition of Nexstar’s spectrum in accordance with the merger agreement in the FCC auction, less (ii) the aggregate transaction expenses allocable to the disposition of such spectrum, less (iii) the amount of broadcast-based cash flow lost because of such dispositions where the applicable television station ceases to broadcast (calculated as an average over the two year period prior to the completion of the FCC auction) times 10.5, less the aggregate amount of all taxes to be incurred as a result of such dispositions (using an assumed tax rate of 40%).

33.6% is used in the formula above because it is the approximate percentage of the combined company’s common stock that Media General shareholders will hold after the closing of the transaction.

Each CVR holder will be entitled to its pro rata share of the net proceeds distributable to CVR holders (if any).

Distributions (if any) will be made to CVR holders only when cash proceeds from the sale of Media General’s spectrum are received. Distributions will be based on then-current estimates of the net proceeds distributable to CVR holders pursuant to a distribution notice that is required to be delivered to the rights agent within 15 business days of the end of any month during which proceeds are received by Media General (or Nexstar, as applicable) as a result of the FCC auction. The payment date is five business days following delivery of any distribution notice. If cash proceeds are received by Media General prior to the time that the CVRs are distributed, the CVR issuer will, within 15 business days after the later of the issuance date and the delivery of the initial calculation of the net proceeds distributable to CVR holders, provide a distribution notice to the rights agent.

Because distributions (if any) will be made to CVR holders based on estimates of transaction expenses, tax adjustments and all other components of Total Company Proceeds, an amount equal to five percent (5%) of all distributions to CVR holders (other than the final distribution) will be held back to cover any adjustments to the estimated total distribution amount once actual amounts are determined. The final calculation of the net proceeds distributable to CVR holders will be made after all proceeds from the FCC auction are received and all expenses and adjustments are determined (or, if earlier, five years following the completion of the FCC auction). Accordingly, depending on whether net proceeds distributable to CVR holders are greater or less than the amounts previously distributed to CVR holders under the terms of the CVR agreement, the holdback amount will be paid out to CVR holders or retained by Nexstar, respectively.

The CVRs may be distributed before or after the closing of the transaction. If the completion of the FCC auction occurs prior to the closing of the transaction, Media General has the right to execute the CVR agreement and cause the distribution of the CVRs to the holders of Media General common stock, Media General stock options and Media General stock-based awards. In the event that Media General has not distributed CVRs prior to the closing of the transaction, Nexstar is required to enter into the CVR agreement (substantially in the form attached to the merger agreement). Further, if Media General distributes the CVRs prior to the closing of the transaction, at the closing, Nexstar is required to enter into the CVR agreement (or a joinder thereto) as a substitute obligor.

The CVRs expire on the earliest to occur of (w) the date that is 90 days following either the final distribution (or retention of the holdback amount, as applicable) under the CVR agreement, (x) the date that is the third anniversary of the effective time of the merger, if the FCC has not commenced the FCC auction by such date, (y) the date that the FCC issues a final order that it will not purchase spectrum usage rights of any broadcaster in an auction and (z) January 12, 2021, if the FCC has not released a public notice announcing the results of the FCC auction by such date.

The CVRs may not be sold, assigned, transferred, pledged or encumbered in any manner, other than transfers by will or intestacy, by inter vivos or testamentary trust where the CVRs are to be passed to the beneficiaries upon the death of the trustee, pursuant to a court order, by operation of law, in connection with the dissolution, liquidation or termination of a corporation, limited liability company, partnership, or other entity, or from a nominee to a beneficial owner as allowable by The Depository Trust Company.

The obligation to distribute any proceeds under the CVRs shall be conditioned on no court or other governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits or imposes any penalty upon the payment of the distributable proceeds and the payment being otherwise lawful. The CVRs do not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any holder. The CVRs do not represent any equity or ownership interest in Nexstar or any affiliate, in any constituent company to the merger, or in any other person.

Description of the Media General Voting Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the Media General voting agreement entered into by certain Media General shareholders. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and which is attached to this joint proxy statement/prospectus as Annex C. We urge you to read the entire Media General voting agreement.

On January 27, 2016, in connection with the execution of the merger agreement, Nexstar, Media General, the merger subsidiary and the Media General supporting shareholders entered into the Media General voting agreement.

Pursuant to the terms of the Media General voting agreement, the Media General supporting shareholders holding approximately 8.8% of the issued and outstanding shares of Media General common stock agreed to vote or execute consents in favor of the approval and adoption of the merger agreement and the transactions contemplated thereby and against (i) any acquisition proposal with respect to Media General or its subsidiaries or any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, winding up or any other business combination other than the transaction contemplated by the merger agreement, (ii) any action or proposal to amend the Media General organizational documents, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation of Media General contained in the merger agreement or of such Media General supporting shareholders contained in the Media General voting agreement and (iv) any action, proposal, transaction or agreement involving Media General or its subsidiaries that is intended to or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the merger or the transaction.

In addition, the Media General supporting shareholders agreed not to transfer any Media General common stock held by them prior to the earlier of the merger or the termination of the merger agreement. This transfer restriction does not apply to (i) transfers with the prior written consent of Nexstar, (ii) transfers by shareholders either (x) in open market or other transactions or (y) to the limited or general partners of such shareholder in full or partial liquidation of such shareholder in accordance with the governing documents of such shareholder, so long as the aggregate number of shares transferred under (x) and (y) does not exceed 3,500,000; (iii) transfers to one or more investment funds that are affiliates of such shareholder; provided that (x) such investment fund executes a customary joinder in a form and substance reasonably satisfactory to Nexstar and (y) the transferring Shareholder shall be responsible for such transferee’s performance of its obligations; (iv) any transfer provided that (x) the transferee shall concurrently execute a customary joinder in a form and substance reasonably satisfactory to Nexstar, (y) the shareholder that beneficially owns the transferred shares prior to the transfer shall be responsible for such transferee’s performance of its obligations and (z) any such transfer will not result in the conversion of such shares of voting common stock of Media General into shares of non-voting common stock; or (v) an identified 9,404 shares of voting common stock of Media General subject to deferred stock units and 73,570 shares of voting common stock of Media General subject to options held by John R. Muse.

Except as permitted under the merger agreement, the Media General supporting shareholders also agreed to (and to cause their respective representatives to) cease all discussions with any person relating to any acquisition proposal or acquisition inquiry in respect of Media General and agreed not to (and to cause their respective representatives not to) prior to the earlier of the merger or the termination of the merger agreement, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for Media General, (ii) furnish any non-public information regarding Media General or any of its subsidiaries to any person who has made an acquisition inquiry or acquisition proposal for Media General, (iii) engage in discussions or negotiations with any person who has made any acquisition inquiry or acquisition proposal for Media General (other than discussions in the ordinary course of business that are unrelated to an acquisition inquiry or acquisition proposal), (iv) approve, endorse or recommend any acquisition inquiry or acquisition proposal for Media General or withdraw or propose to withdraw its approval and recommendation in favor of the merger agreement and the transactions contemplated thereby or (v) enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture.

The Media General voting agreement automatically terminates upon the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

APPRAISAL RIGHTS

Nexstar

Nexstar shareholders will not have appraisal rights under the DGCL with respect to the merger.

Media General

Media General shareholders may have appraisal rights in the merger. Under the VSCA, shareholders are generally entitled to dissent from and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the VSCA provides an exception to this general rule – the “Wall Street exception” – whereby appraisal rights are not available with respect to any class or series of stock that is either listed on a national securities exchange or held of record by more than 2,000 holders. Thus, under the general rule, in the event Media General voting common stock is converted in accordance with Media General’s articles of incorporation into Media General non-voting common stock prior to the Media General special meeting, holders of such Media General non-voting common stock will be entitled to exercise appraisal rights in connection with the merger because such shares of non-voting common stock are not listed on a national securities exchange and are thus not subject to the Wall Street exception.

The Media General voting common stock, however, is listed on a national securities exchange and would typically not be entitled to appraisal rights under the VSCA because of the Wall Street exception. However, under the VSCA, the Wall Street exception does not apply where under the terms of the transaction, holders are required to accept anything in return for their shares other than shares of publicly traded stock of the acquirer and/or cash. In the event the CVRs are not distributed prior to the closing of the transaction, shareholders of Media General voting common stock will not be subject to the Wall Street exception and will be entitled to exercise appraisal rights in connection with the merger because they will be required to accept as a part of the merger consideration something other than shares of publicly traded stock of the acquirer and/or cash – the CVRs. In such event, holders of Media General voting common stock who comply with the procedures described below will be entitled to appraisal rights under Article 15 of Section 13.1 of the VSCA, the full text of which is attached hereto as Annex H. In the event that the CVRs are distributed prior to the closing of the transaction, no appraisal rights will be available to the holders of Media General voting common stock because the Wall Street exception will apply. Holders of Media General voting common stock who attempt to exercise appraisal rights under the procedures described herein and the VSCA should be aware that such appraisal rights will not be available to them if the CVRs are distributed prior to closing of the transaction, because the Wall Street exception to appraisal rights shall have been deemed to apply by reason of such pre-closing distribution of the CVRs.

Where appropriate, Media General shareholders are urged to consult with their legal counsel to determine the appropriate procedures for the making of a notice of intent to demand payment (as described below). No further notice of the events giving rise to appraisal rights or deadlines for related actions will be provided by Media General to shareholders prior to the Media General special meeting.

The following discussion is only a summary, does not purport to be a complete statement of the law pertaining to appraisal rights under the VSCA and is qualified in its entirety by reference to Article 15, Section 13.1 of the VSCA. Shareholders are urged to consult Article 15 of the VSCA, which is reprinted in its entirety as Annex H to this joint proxy statement/prospectus.

To the extent appraisal rights are available to Media General shareholders, eligible Media General shareholders who follow the procedures set forth in Article 15 of the VSCA will be entitled to receive payment of the “fair value” of their shares of Media General voting common stock and their shares of Media General non-voting common stock, which we refer to as “Media General common stock.” Any Media General shareholder who wishes to exercise appraisal rights should review the following discussion and Annex H carefully because failure to comply in a timely and proper manner with the procedures specified may result in the loss of appraisal rights under the VSCA.

An eligible holder of Media General common stock who wishes to exercise appraisal rights must deliver to Media General, prior to or at the Media General special meeting (but in any event before the vote is taken), a written notice of intent to demand payment for such shareholder’s shares if the merger becomes effective. An eligible Media General shareholder delivering a notice of intent must not vote such shareholder’s shares in favor of the merger proposal or such shareholder will lose his, her or its appraisal rights. Voting against, abstaining from voting or failing to vote in favor of the Media General merger proposal will not constitute a written notice of such shareholder’s intent to exercise appraisal rights. All notices of intent should be sent or delivered to Media General’s Secretary, Andrew C. Carington, at Media General’s principal executive offices located at 333 E. Franklin Street, Richmond, Virginia 23219, or they may be hand delivered to him at the Media General special meeting (before the voting begins).

If the merger agreement is approved and the merger becomes effective, within 10 days after the effective date of the merger, Nexstar will deliver an appraisal notice in writing to all eligible Media General shareholders who correctly and timely delivered a notice of intent (as described above) and also did not vote for approval of the merger agreement (an “eligible shareholder”). The appraisal notice will:

•	state where the eligible Media General shareholder’s payment demands should be sent and where and when stock certificates should be deposited;

•	set a date by which Nexstar must receive the payment demand (which date may not be fewer than 40 days nor more than 60 days after the date the appraisal notice is sent);

•	provide an estimate of the fair value of the shares of Media General common stock that are the subject of the appraisal right demand;

•	set the date by which a notice to withdraw the appraisal right demand must be received (a date within 20 days of the date indicated in the second bullet point above); and

•	include such other information as required by the VSCA.

An eligible Media General shareholder to whom an appraisal notice is sent must demand payment within the time specified in the appraisal notice, deposit such shareholder’s stock certificates in accordance with the terms of the appraisal notice and make certain certifications required by the VSCA. If an eligible Media General shareholder fails to take such actions, the shareholder loses his, her or its appraisal rights.

Within 30 days of the due date for receipt of any payment demands, if an eligible Media General shareholder has complied with the provisions of Article 15 of the VSCA, Nexstar must pay in cash each eligible shareholder Nexstar’s estimate of the fair value of the shareholder’s shares of Media General common stock, plus accrued interest. With any payment, Nexstar must provide its most recent annual and quarterly financial statements, an explanation of how it calculated the fair value of the shares of Media General common stock and interest, a description of the procedure an eligible shareholder may follow if he, she or it is not satisfied with the payment, and notice to the shareholder that failure to pursue such procedure shall be deemed an acceptance of the payment.

An eligible Media General shareholder who is not satisfied with the amount paid or offered by Nexstar must notify Nexstar in writing of such shareholder’s own estimate of the fair value of his, her or its shares of Media General common stock and the amount of interest due (less any amount that may have been already received by the Media General shareholder from Nexstar) and demand that Nexstar pay this estimated amount. This notice must be given in writing within 30 days of the date that Nexstar made or offered to make payment for the Media General shareholder’s shares of Media General common stock.

If an eligible Media General shareholder’s demand for payment remains unsettled, Nexstar is obligated to commence a proceeding in a Virginia circuit court to determine the fair value of the shares of Media General common stock and accrued interest within 60 days of the receipt of the Media General shareholder’s payment demand. If Nexstar fails to commence such proceeding in accordance with the VSCA, it must pay the Media General shareholder the amount demanded by him, her or it.

Eligible Media General shareholders considering seeking appraisal should be aware that the fair value of their shares of Media General common stock as determined under Article 15 of the VSCA could be more than, the same as or less than the merger consideration that would be paid to them pursuant to the merger agreement. Shareholders considering appraisal should also be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, is not an opinion as to, and does not otherwise address, fair value as defined in Article 15 of the VSCA and determined in accordance with Virginia law. The costs and expenses of any appraisal proceeding will be determined by the court and assessed against Nexstar unless the court determines that the shareholder seeking appraisal did not act in good faith in demanding payment of the fair value of their shares of Media General common stock in which case such costs and expenses may be assessed against the shareholder. Eligible Media General shareholders will only be entitled to receive payment in accordance with Article 15 of the VSCA and will not be entitled to vote their shares of Media General common stock or exercise any other rights as a holder of Media General common stock. After the date by which a notice to withdraw the appraisal right demand must be received, an eligible Media General shareholder demanding appraisal may withdraw his, her or its demand only with the consent of Nexstar. If any shareholder who demands appraisal of such shareholder’s shares under Article 15 of the VSCA fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the VSCA, such shareholder’s shares of Media General common stock will be converted into the right to receive the merger consideration in accordance with the merger agreement.

In view of the complexity of Article 15 of the VSCA, Media General shareholders who may wish to pursue appraisal rights should consult their legal counsel. Additionally, Media General shareholders who demand appraisal of their shares of common stock should consult their tax advisors regarding any tax consequences to them of the transaction and the exercise of appraisal rights.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information for the year ended December 31, 2015 has been derived from (1) the audited historical consolidated financial statements of Nexstar as of and for the year ended December 31, 2015 and (2) the audited historical consolidated financial statements of Media General as of and for the year ended December 31, 2015.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 have been prepared as though the merger occurred as of January 1, 2015, and the unaudited pro forma condensed combined balance sheet information at December 31, 2015 has been prepared as if the merger occurred as of December 31, 2015.

The pro forma adjustments give effect to events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company’s results. In order to comply with FCC rules, Nexstar and Media General will be required prior to the closing of the transaction to agree to divest certain stations that they currently own. An estimated result of these divestitures has been reflected in the pro forma adjustments, based on preliminary identification of stations and estimates by third parties retained to market these properties. Additionally, the issuance of debt required to fund the transaction, as well as to refinance certain existing debt of Nexstar and Media General, has been reflected in the pro forma adjustments. The pro forma adjustments are based on available information and assumptions that the Nexstar and Media General management teams believe are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that management of Nexstar and Media General believe could have been achieved had the merger been completed on the dates assumed.

The actual amounts recorded as of the closing of the transaction may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

•	completion of full valuation procedures on Media General’s net assets, which could result in materially different fair values of acquired assets and liabilities;

•	changes in Media General’s net assets between the pro forma balance sheet as of December 31, 2015 and the closing of the transaction, which could impact the estimated fair values as of the effective date of the merger;

•	changes in the price of Nexstar Class A common stock, which would have an impact on the purchase price;

•	the results of the FCC auction, which could impact the value of the combined company at the effective date of the merger, and will determine the amount of the CVR;

•	the proceeds from the divestitures required to complete the transaction;

•	the ultimate interest rate achieved on financing the new company, and

•	other changes in net assets that may have occurred prior to the closing of the transaction, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and in conjunction with the consolidated financial statements and related notes of both Nexstar and Media General filed with the SEC and which are incorporated herein by reference.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” beginning on page [●] and “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●].

NEXSTAR MEDIA GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2015

(in thousands)

	Historical		Pro Forma Adjustments						Pro Forma Combined
	Nexstar	Media General	Merger			Divestitures
ASSETS
Current assets:
Cash and cash equivalents	$43,416	$41,091	$(494,500)	(a	)	$494,500	(a	)	$84,507
Accounts receivable, net	192,991	298,474	—			(27,313)	(b	)	464,152
Prepaid expenses and other current assets	23,621	15,083	—			(1,773)	(b	)	36,931

Total current assets	260,028	354,648	(494,500)			465,414			585,590
Property and equipment, net	266,583	470,537	103,463	(c	)	(62,690)	(b	)	777,893
Goodwill	451,662	1,544,624	294,759	(c	)	(82,682)	(b	)	2,208,363
FCC licenses	489,335	1,097,100	91,900	(c	)	(127,933)	(b	)	1,550,402
Other intangible assets, net	314,361	871,129	676,971	(c	)	(143,204)	(b	)	1,719,257
Other noncurrent assets, net	53,165	70,314	(29,552)	(d	)	(1,827)	(b	)	92,100

Total assets	$1,835,134	$4,408,352	$643,041			$47,078			$6,933,605

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of debt	$22,139	$3,804	$16,057	(e	)	$—			$42,000
Current portion of broadcast rights payable	17,510	—	2,995	(f	)	(1,634)	(b	)	18,871
Accounts payable	25,936	35,800	—			(930)	(b	)	60,806
Accrued expenses	71,498	116,965	(4,595)	(f	),(g)	2,103	(b	),(m)	185,971
Other current liabilities	8,978	859	—			(250)	(b	)	9,587

Total current liabilities	146,061	157,428	14,457			(711)			317,235
Debt	1,454,075	2,231,354	1,046,891	(e	)	—			4,732,320
Deferred tax liabilities	101,764	315,234	345,631	(h	)	22,179	(b	),(n)	784,808
Other noncurrent liabilities	46,861	231,919	—			(2,389)	(b	)	276,391

Total liabilities	1,748,761	2,935,935	1,406,979			19,079			6,110,754

Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—			—			—
Common stock	316	1,305,155	(1,304,993)	(i	),(j)	—			478
Additional paid-in capital	396,224	—	806,705	(j	)	—			1,202,929
(Accumulated deficit) retained earnings	(268,120)	174,039	(296,874)	(i	),(k)	27,999	(l	)	(362,956)
Accumulated other comprehensive income	—	(31,224)	31,224	(i	)	—			—
Treasury stock	(47,746)	—	—			—			(47,746)

Total Nexstar stockholders’ equity	80,674	1,447,970	(763,938)			27,999			792,705
Noncontrolling interests in consolidated variable interest entities	5,699	24,447	—			—			30,146

Total stockholders’ equity	86,373	1,472,417	(763,938)			27,999			822,851

Total liabilities and stockholders’ equity	$1,835,134	$4,408,352	$643,041			$47,078			$6,933,605

See the accompanying notes to the unaudited pro forma condensed combined financial data.

NEXSTAR MEDIA GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

(in thousands, except per share amounts)

	Historical		Pro Forma Adjustments						Pro Forma Combined
	Nexstar	Media General	Merger			Divestitures
Net revenue	$896,377	$1,304,943	$—			$(136,469)	(t	)	$2,064,851
Operating expenses:
Direct operating expenses, excluding depreciation and amortization	302,257	556,242	(14,829)	(o	)	(43,147)	(t	)	800,523
Selling, general, and administrative expenses, excluding depreciation and amortization	232,480	365,007	(2,607)	(p	)	(31,435)	(t	)	563,445
Amortization of broadcast rights	59,836	48,716	14,829	(o	)	(7,044)	(t	)	116,337
Depreciation and amortization	95,697	168,120	65,942	(q	)	(12,582)	(t	)	317,177
Goodwill impairment	—	52,862	—			—			52,862
Merger-related expenses	—	30,444	(1,159)	(p	)	—			29,285
Retructuring expenses	—	1,558	—			—			1,558

Total operating expenses	690,270	1,222,949	62,176			(94,208)			1,881,187

Income from operations	206,107	81,994	(62,176)			(42,261)			183,664
Interest expense, net	(80,520)	(119,644)	(101,868)	(r	)	2	(t	)	(302,030)
Loss on extinguishment of debt	—	(3,610)	—			—			(3,610)
Other (expenses) income	(517)	6,219	—			17	(t	)	5,719

Income (loss) before income taxes	125,070	(35,041)	(164,044)			(42,242)			(116,257)
Income tax (expense) benefit	(48,687)	(4,688)	63,720	(s	)	16,425	(s	)	26,770

Net income (loss)	76,383	(39,729)	(100,324)			(25,817)			(89,487)
Net loss attributable to noncontrolling interests	1,301	270	—			—			1,571

Net income (loss) attributable to Nexstar	$77,684	$(39,459)	$(100,324)			$(25,817)			$(87,916)

Net income (loss) per common share attributable to Nexstar:
Basic	$2.50								$(1.86)
Diluted	$2.42								$(1.86)
Weighted average number of common shares outstanding:
Basic	31,100		16,229	(u	)				47,329
Diluted	32,091		16,229	(u	)				47,329
			(991)	(u	)

See the accompanying notes to the unaudited pro forma condensed combined financial data.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

Note 1 – Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial data and explanatory notes give effect to the merger, including an estimated impact of divestiture of certain Nexstar and Media General stations in order to comply with the FCC ownership rules in certain Overlap Markets and for combined national audience reach purposes, and the borrowings to fund the net cash requirements and refinance certain existing debt of Nexstar and Media General. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 has been prepared as though the merger, the divestitures and the debt transactions occurred as of January 1, 2015, and the unaudited pro forma condensed combined balance sheet as of December 31, 2015 has been prepared as if the merger, the divestitures and the debt transactions occurred as of December 31, 2015.

The merger will be accounted for as a business combination whereby Nexstar will acquire Media General for financial accounting purposes. Accordingly, the estimated purchase price has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. The preparation of unaudited pro forma condensed combined financial statements requires Nexstar and Media General management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. Estimates were applied to determine the applicable interest rate on borrowings, the fair values of assets acquired and liabilities assumed, the purchase price, the CVR, the transaction costs that will be incurred, the proceeds of the divestitures, the estimated useful lives of fixed assets and intangible assets, and the income tax effects of the pro forma adjustments. The estimated allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Nexstar’s acquisition of Media General will not be known until the date of closing of the transaction and could vary materially from the purchase price used for purposes of the unaudited pro forma condensed combined financial data. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments presented.

The unaudited pro forma condensed combined financial statements are based on the historical financial statements of Nexstar and Media General, after giving effect to the pro forma transactions, as well as the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not indicative of either future results of operations or results that might have been achieved if the pro forma transactions were consummated as of the dates presented herein. This information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements and the historical financial statements and accompanying notes of Nexstar and Media General.

Upon closing of the transaction, Nexstar will review Media General’s accounting policies. As a result of that review, Nexstar may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. At this time, Nexstar is not aware of any differences that would have a material impact on the combined financial statements, and therefore the unaudited pro forma condensed combined financial statements assume there are no differences in accounting policies.

Note 2 – Purchase Price Allocation

The following table summarizes the components of the estimated value of the purchase price (in thousands):

Cash consideration	$1,370,785
Nexstar stock to be issued	774,101
Stock option replacement awards	13,913

Total Purchase Price	$2,158,799

The number of Media General shares used to estimate the purchase price is calculated using the current outstanding shares of Media General, plus the amount of shares expected to vest from outstanding stock awards that vest on the closing of the transaction. The amount of shares could change if outstanding stock options are exercised or any awards are forfeited prior to the closing of the transaction. The value of the Nexstar stock to be issued as part of the purchase price used for purposes of the unaudited pro forma condensed combined financial data is based on the closing price of Nexstar’s stock on March 14, 2016 of $47.70. A change in the market value of Nexstar’s stock of $1 per share would result in a change in the purchase price value of $16.2 million. The value of stock option replacement awards is based on calculations using Black-Scholes analysis based on current market conditions and Nexstar stock price. Changes in the estimates of the lives of the replacement option awards, the volatility and market value of Nexstar’s stock, the risk free rates, and the number of options outstanding could materially impact the value of the replacement awards to be issued.

The availability and amount of any payment under the CVRs is contingent upon the results of the FCC auction, which will be influenced by a number of variables outside the control of Nexstar and Media General, including the amount of spectrum that the FCC attempts to purchase, the bidding activity of other broadcast television licensees, and the demand for the repurposed spectrum. As a result, there is no reliable way to estimate the potential amount of any payment under the CVRs, and there can be no assurance that any payment will be made under the CVRs. Thus, no amounts are projected in the pro forma adjustments for amounts to be received from the FCC auction or paid under the CVRs. As disclosed by Media General in its Form 10-K, the value of each CVR was estimated to be worth anywhere from $0 to $4 per share of Media General stock, which computes to an aggregate dollar range from $0 to approximately $500 million. The unaudited pro forma condensed combined financial information presented herein presents the pro forma results as if the CVRs were valued at $0. If the CVRs were valued at $500 million, the unaudited pro forma condensed combined balance sheet would be impacted by an increase to the fair value of FCC licenses acquired in the merger and an increase in a current liability to Media General shareholders of $500 million. On March 12, 2015, Media General publicly disclosed an illustrative $500 million net value for the aggregate Media General proceeds from the FCC auction, which was based on (i) Media General’s estimate of the maximum amount of gross after-tax proceeds from the FCC auction, which equates to $4.29 per share, or approximately $550 million in the aggregate after taxes less (ii) an estimate of transaction expenses and other deductions taken into account in the CVR formula. Neither Nexstar nor Media General is able to estimate the likelihood of any particular outcome in the FCC auction, and it is possible that the CVR may be valued at $0. Contractually, the calculation of the CVRs is the same regardless of the timing of the conclusion of the FCC auction in relation to the closing of the merger.

The following table summarizes, as of December 31, 2015, the provisional allocation of the purchase prices to the estimated fair values of the assets to be acquired and liabilities to be assumed in the merger (in thousands):

Cash	$41,091
Accounts receivable	298,474
Prepaid expenses and other current assets	15,083
Property and equipment	574,000
Goodwill	1,839,383
FCC licenses	1,189,000
Other intangible assets	1,548,100
Other noncurrent assets	38,355
Accounts payable, accrued expenses and other current liabilities	(163,306)
Termination fee due to Meredith	(60,000)
Debt	(2,244,150)
Deferred tax liabilities	(660,865)
Other noncurrent liabilities	(231,919)
Noncontrolling interests	(24,447)

Net assets acquired	$2,158,799

The amount allocated to definite-lived intangible assets primarily represents the estimated fair values of network affiliation agreements, customer relationships and developed technology, which will be amortized over a weighted-average estimated useful life of 13 years. Property and equipment, excluding land of $103 million, will be depreciated over a weighted-average useful life of 10 years.

The purchase price allocations presented above are based upon management’s estimates of the fair values utilizing data from recent valuations performed on certain Media General acquired stations, experience from previous Nexstar and Media General acquisitions of the relative fair values of assets acquired and liabilities assumed, and valuation techniques including income, cost and market approaches. The value of the debt assumed represents the outstanding principal balance of the debt, which approximates the fair value, due to the repayment upon acquisition. Upon the completion of the valuation analysis and final purchase price allocation, the fair values assigned to the assets acquired and liabilities assumed in the merger may have a material impact on the combined company’s depreciation and amortization expense and future results of operations. A change in the recognized fair value of definite-lived intangible assets of $1.0 million would result in an approximate change in annual amortization expense of $0.1 million.

Goodwill with an estimated fair value of $1.8 billion is attributable to future synergies and cost reductions resulting from increased purchasing leverage of key expenses, the ability to leverage shared costs across a larger organization, and operational knowledge from experienced management. Management expects that approximately 20% of acquired goodwill, FCC licenses, other intangible assets and property and equipment will be deductible for tax purposes.

Note 3 – Pro Forma Adjustments

The unaudited pro forma condensed combined statement of operations does not include any costs that may result from acquisition and integration activities, nor does it adjust for expected future incremental operating income as a result of synergies and cost savings that are expected to be realized.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments in the unaudited pro forma condensed combined balance sheet, which assumes that the transaction had occurred as of December 31, 2015, are as follows:

(a) The cash transactions related to the pro forma adjustments are as follows (in thousands):

Cash purchase price, including related fees	$(1,441,285)
Debt issuances, net of fees	3,979,155
Repayment of debt, including repayment penalties and accrued interest	(2,972,370)
Termination fee paid to Meredith	(60,000)

Net merger cash transactions	$(494,500)

Proceeds from divestitures, net of fees	$494,500

(b) Represents the book values of the Nexstar assets and liabilities to be divested and the estimated fair values of the Media General assets and liabilities to be divested.

(c) Represents the difference between the estimated fair values of assets acquired and their historical book values.

(d) Represents the elimination of debt financing costs related to existing Nexstar and Media General debt to be refinanced of $32.7 million, less additional debt financing costs to be incurred on the new revolving debt arrangement of $3.2 million.

(e) Represents the repayment of $2,919.4 million of existing Nexstar and Media General debt and issuance of the following indebtedness, net of deferred financing and discounts (in thousands):

Senior Secured Short-Term Loans	$246,725
Senior Secured Term Loan A	265,105
Senior Secured Term Loan B	2,769,885
Senior Secured Revolving Loans	175,000
Bridge Facility	525,613

Total debt	$3,982,328

(f) Represents a reclassification of broadcast rights payable as presented in accrued expenses in Media General’s historical balance sheet to conform with Nexstar’s presentation.

(g) Represents the payment of interest payable related to the existing Nexstar and Media General debt to be refinanced of $11.3 million and the recognition of a state tax payable of $9.7 million from the estimated tax gain on sale of the Media General divestitures, using a blended statutory state tax rate.

(h) Represents the estimated initial value of deferred tax items recorded related to the acquisition. Primarily relates to adjustment to fair values for book purposes that are not recognized for tax purposes, acquired NOLs and the use of NOLs on sale of the Media General divestitures, using a statutory federal tax rate.

(i) Represents the elimination of historical Media General equity balances as required in a business combination.

(j) Represents the issuance of shares of Nexstar Class A common stock and replacement stock options as part of the purchase price and the acceleration of vesting of Media General stock awards related to the merger of $18.9 million.

(k) Represents the loss on extinguishment of debt of $33.5 million, investment banking and professional fees related to the merger of $70.5 million and the acceleration of vesting of Media General stock awards related to the merger of $18.9 million.

(l) Represents the estimated gain on Nexstar assets to be divested of $70.4 million, less fees associated with Nexstar and Media General divestitures of $5.5 million and related taxes of $36.9 million.

(m) Represents the state tax payable of $5.4 million from the estimated tax gain on sale of the Nexstar divestitures, using a blended statutory state tax rate.

(n) Represents the use of NOLs due to the sale of the Nexstar divestitures of $31.5 million, using a blended statutory tax rate.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments in the unaudited pro forma condensed combined statement of operations, which assume that the transactions occurred as of January 1, 2015, are as follows:

(o) Represents a reclassification of the amortization of the barter program rights of Media General, which were recorded in direct operating expenses in the historical financial statements, to be consistent with Nexstar’s separate presentation of amortization of broadcast rights.

(p) Represents the elimination of the merger expenses recorded in the historical financial statements of Nexstar of $2.6 million and Media General of $1.2 million.

(q) Represents adjustments to depreciation and amortization of assets to be acquired due to changes in the fair values of the related assets.

(r) Represents the interest adjustment as if the debt to be incurred in the merger and to refinance certain Nexstar and Media General debt was outstanding as of January 1, 2015 and the refinanced debt was repaid as of January 1, 2015. The interest rates in the debt commitment contain a LIBOR component, $3,295.5 million of which contains a LIBOR floor which exceeds the current LIBOR rate plus 1/8 basis points, with a weighted-average interest rate of 5.6%. If LIBOR were to increase or decrease by 1/8 basis points, the interest expense would increase or decrease by $0.9 million.

(s) Represents the tax impact at blended statutory rates of the pro forma adjustments.

(t) Represents the elimination of amounts recorded in the historical financial statements of the stations to be divested.

(u) Represents the number of Nexstar shares expected to be issued to Media General stockholders related to the merger. For purposes of dilutive shares, reduced by the dilutive effect in Nexstar’s historical financial statements, as such shares would be anti-dilutive to the pro forma combined net loss per share.

DESCRIPTION OF NEXSTAR CLASS A COMMON STOCK

The following description of material terms of the capital stock of Nexstar is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the forms of the amended and restated Certificate of Incorporation and amended and restated Bylaws of Nexstar, which are exhibits to the registration statement to which the accompanying joint proxy statement/prospectus relates, and to the applicable provisions of the DGCL. To find out where copies of these documents can be obtained, see “Chapter Three: Additional Information – Where You Can Find More Information” on page [●].

Authorized Shares of Capital Stock of Nexstar

Under the amended and restated Certificate of Incorporation of Nexstar, Nexstar is authorized to issue an aggregate of 125,200,000 shares of capital stock, divided into classes as follows:

•	100 million shares of Class A common stock, par value $0.01 per share;

•	20 million shares of Class B common stock, par value $0.01 per share;

•	5 million shares of Class C common stock, par value $0.01 per share; and

•	200,000 shares of Preferred Stock, par value $0.01 per share.

As of the close of business on the Nexstar record date, there were [●] shares of Nexstar Class A common stock outstanding and no shares of Nexstar Class B common stock, Class C common stock or Preferred Stock were outstanding. Upon the closing of the transaction, each share of Media General common stock will automatically be converted into 0.1249 of a share of Nexstar Class A common stock. Upon the closing of the transaction, Nexstar expects to issue approximately [●] shares of Nexstar Class A common stock to Media General shareholders in connection with the merger. We expect that, immediately following the closing of the transaction, there will be a total of [●] shares of Nexstar Class A common stock outstanding.

Common Stock

The holders of Nexstar Class A common stock and Class B common stock possess all rights pertaining to the capital stock of Nexstar, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of Nexstar that may be issued with any preference or priority over the common stock. No shares of Nexstar Class B common stock are currently outstanding.

Shareholder Voting

Except as may be provided for in any amendment to the amended and restated Certificate of Incorporation of Nexstar establishing a series of preferred stock and until such time as any shares of Nexstar Class B common stock are issued, the holders of Nexstar Class A common stock will have the sole power to vote for the election of directors and for all other purposes. If shares of Nexstar Class B common stock are issued in the future, the holders of Nexstar Class A common stock and Nexstar Class B common stock will generally have identical rights, except that holders of Nexstar Class A common stock are entitled to one vote per share while holders of Nexstar Class B common stock will be entitled to 10 votes per share on all matters to be voted on by shareholders. Holders of shares of Nexstar Class A common stock and Nexstar Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by all shares of Nexstar Class A common stock and Nexstar Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to Nexstar’s amended and restated Certificate of Incorporation generally must be approved by at least a majority of the combined voting power of all holders of Nexstar Class A common stock and Nexstar Class B common stock voting together as a single class. However, amendments that would alter or change the powers, preferences or special rights of the Nexstar Class A common stock or the Nexstar Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, and amendments to certain provisions of Nexstar’s amended and restated Certificate of Incorporation must be approved by two-thirds of the votes entitled to be cast with respect to such amendments.

The holders of Nexstar Class C common stock have no voting rights but otherwise generally have the same rights as the holders of Nexstar Class A common stock and Nexstar Class B common stock.

Dividends and Other Distributions

Upon Nexstar’s liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of Nexstar Class A common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of either class of common stock are subject to redemption and upon completion of the reorganization, all the outstanding shares of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock will be legally issued, fully paid and nonassessable.

Holders of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock may be paid only as follows: (1) shares of Nexstar Class A common stock may be paid only to holders of Nexstar Class A common stock, shares of Nexstar Class B common stock may be paid only to holders of Nexstar Class B common stock and shares of Nexstar Class C common stock may be paid only to holders of Nexstar Class C common stock; and (2) shares shall be paid proportionally with respect to each outstanding share of Nexstar Class A common stock, Class B common stock and Nexstar Class C common stock.

Takeover Defense

Certain provisions of the amended and restated Certificate of Incorporation and amended and restated Bylaws of Nexstar and of the DGCL have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. The authorized but unissued shares of Nexstar Class A common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Nexstar by means of a proxy contest, tender offer, merger or otherwise.

The board of directors of Nexstar will have the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors will have the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third-party seeks control of Nexstar, and thereby assist members of management to retain their positions.

Special Meetings of Shareholders. Under the amended and restated Bylaws of Nexstar and subject to the rights of any series of preferred stock that may be issued by Nexstar, special meetings of shareholders may be called solely by the board of directors of Nexstar or by the chairman of the board of directors.

Action by Written Consent. Under the amended and restated Certificate of Incorporation and amended and restated Bylaws of Nexstar, Nexstar shareholders may not take action by written consent.

Advance Notice of Nominations and Proposed Business for Shareholder Meetings. Under the amended and restated Bylaws of Nexstar, only the board of directors or a shareholder of record entitled to vote at a meeting for the election of directors may nominate candidates for election to the board of directors of Nexstar at an annual meeting of shareholders or present business for consideration by the shareholders at an annual meeting.

The amended and restated Bylaws of Nexstar requires that a shareholder who desires to nominate a candidate for election to the board of directors at an annual meeting or present business at an annual meeting to provide notice to the Secretary of Nexstar in advance of the meeting. The notice must be in proper form and set forth various information related to the shareholder giving the notice and the applicable nomination or proposal. Notice of such shareholder nomination or proposal must be received by Nexstar not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 90 days, from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting and the 10th day following the day on which the public announcement of the date of such meeting is first made by Nexstar.

Classified Board of Directors. Nexstar’s board of directors is divided into three classes, with directors serving staggered three-year terms. The classification of Nexstar’s board of directors has the effect of making it more difficult for shareholders to change the composition of Nexstar’s board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of Nexstar’s board of directors. This may have the effect of discouraging a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Nexstar. In addition, because the classification of Nexstar’s board of directors may discourage accumulations of large blocks of Nexstar Class A common stock by purchasers whose objective is to take control of Nexstar and remove a majority of Nexstar’s board of directors, the classification of Nexstar’s board of directors could tend to reduce the likelihood of fluctuations in the market price of Nexstar Class A common stock that might result from accumulations of large blocks of Nexstar Class A common stock for such a purpose. Accordingly, Nexstar shareholders could be deprived of certain opportunities to sell their Class A common stock at a higher market price than might otherwise be the case.

Delaware Business Combination Statute. Nexstar is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the date the person became an interested shareholder, unless (with some exceptions) the “business combination” or the transaction in which the person became an interested shareholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested shareholder status, did own) 15% or more of a corporation’s voting stock. As permitted by Section 203, Nexstar has elected not to be governed by Section 203 with respect to ABRY Broadcast Partners II, L.P., ABRY Broadcast Partners III, L.P. (collectively, “ABRY”) and any entity controlled by ABRY, and therefore, unless Nexstar’s amended and restated Certificate of Incorporation is amended, neither ABRY nor any such entity shall be deemed to be an “interested shareholder.” The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for Nexstar Class A common stock.

Other Matters

Number of Directors. The amended and restated Certificate of Incorporation and the amended and restated Bylaws of Nexstar provide that the size of the Nexstar board of directors will be determined by time to time by resolution adopted by a majority of the board of directors of Nexstar and that the directors shall be divided into three classes. Prior to the merger, Nexstar will take all actions necessary such that, effective as of immediately following the effective time of the merger, the size of its board of directors will be nine members and two current members of the Media General board of directors will be appointed to serve as directors of Nexstar (currently expected to be Dennis FitzSimons and John Muse).

Limitation on Director’s Liability. The amended and restated Certificate of Incorporation of Nexstar provides that, to the fullest extent permitted by Delaware law, Nexstar will indemnify and advance expenses of any director or officer who is made or threatened to be made a party to any proceeding by reason of the fact that he or she is or was a director or officer of Nexstar. In addition, no director or officer of the combined company will be liable to the combined company or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct.

Transfer Agent. The transfer agent for Nexstar is the American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Media General shareholders are governed by Media General’s current Articles of Incorporation and Bylaws, as well as the VSCA. The rights of Nexstar shareholders are governed by Nexstar’s amended and restated Certificate of Incorporation and amended and restated Bylaws, as well as the DGCL. Upon closing of the transaction, the rights of Media General shareholders will be governed by Nexstar’s amended and restated Certificate of Incorporation and amended and restated Bylaws, as well as the DGCL.

The following is a summary discussion of the material differences, as of the date of this document, between the rights of Media General shareholders and the rights of Nexstar shareholders.

The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the VSCA, the Articles of Incorporation and Bylaws of Media General, the DGCL, and the amended and restated Certificate of Incorporation and amended and restated Bylaws of Nexstar. Media General and Nexstar have filed with the SEC their respective governing documents referenced in this summary of shareholder rights and will send copies to you without charge, upon your request. See “Chapter Three: Additional Information – Where You Can Find More Information” beginning on page [●].

Capitalization

Nexstar

The authorized shares of capital stock of Nexstar consist of:

•	100 million shares of Class A common stock, par value $0.01 per share;

•	20 million shares of Class B common stock, par value $0.01 per share;

•	5 million shares of Class C common stock, par value $0.01 per share; and

•	200,000 shares of Preferred Stock, par value $0.01 per share.

As of the Nexstar record date, there were [●] shares of Class A common stock issued and outstanding, no shares of Class B common stock, Class C common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Media General

The authorized shares of capital stock of Media General consists of:

•	400 million shares of voting common stock, no par value;

•	400 million shares of non-voting common stock, no par value; and

•	50 million shares of preferred stock, no par value.

As of the close of business as of the Media General record date, there were [●] shares of voting common stock issued and outstanding, no shares of non-voting common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Conversion of Shares

Media General

The voting common stock of Media General is convertible into non-voting common stock, on a share-for-share basis, at the option of the holder, unless following such conversion no shares of voting common stock would remain outstanding. Media General non-voting common stock will be or is convertible into voting common stock, on a share-for-share basis at the option of the holder.

However, if any conversion of shares of non-voting common stock into shares of voting common stock or if any conversion of shares of voting common stock into shares of non-voting common stock would require approval from the FCC, such approval must be received prior to the conversion. In addition, if such conversion would result in any holder of voting common shares (including the converting holder) acquiring or being deemed to hold an interest subject to FCC media ownership and qualifications reporting requirements (including without limitation an “attributable interest” in Media General, within the meaning of the federal communications laws) the conversion will not be effective until Media General has received information sufficient to determine whether to exercise its rights to restrict ownership.

If a requested conversion would cause any holder of voting common stock (other than the converting holder) to acquire or be deemed to hold an attributable interest in Media General, Media General has the discretion to convert the shares of voting common stock held by such other holder to shares of non-voting common stock to the extent reasonably necessary to ensure that such other holder’s interest in Media General will remain non-attributable (unless such other holder can show, to the reasonable satisfaction of Media General, that it can hold an attributable interest in Media General).

Nexstar

Holders of Nexstar Class A Common Stock do not have similar conversion rights.

Restrictions on Transfer

Nexstar

Under the amended and restated Certificate of Incorporation of Nexstar, Nexstar may restrict the transfer or other disposition of ownership of any shares of capital stock in Nexstar if the board of directors concludes that such transfer would, among other things, result in a violation of any legal requirement applicable to Nexstar, the loss or impairment of any permit held or required by Nexstar, the initiation of a proceeding against Nexstar by any governmental body.

Media General

Under the Articles of Incorporation of Media General, Media General may restrict the ownership, conversion or proposed ownership of shares of Media General voting common stock, non-voting common stock and preferred stock by any person if such ownership, conversion or proposed ownership:

•	would be in violation of or inconsistent with any of the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws”;

•	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of Media General or any of its subsidiaries under the federal communications laws;

•	would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by Media General or any of its subsidiaries for which it has entered into a definitive agreement with a third-party;

•	would (or could reasonably be expected to) cause Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on the combined company or any of its subsidiaries; or

•	would require prior approval from the FCC and such approval has not been obtained.

Dividends and Other Distributions

Nexstar

Upon Nexstar’s liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of Nexstar Class A common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption and upon completion of the reorganization, all the outstanding shares of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock will be legally issued, fully paid and nonassessable.

Holders of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Nexstar Class A common stock, Nexstar Class B common stock and Nexstar Class C common stock may be paid only as follows: (1) shares of Nexstar Class A common stock may be paid only to holders of Nexstar Class A common stock, shares of Nexstar Class B common stock may be paid only to holders of Nexstar Class B common stock and shares of Nexstar Class C common stock may be paid only to holders of Nexstar Class C common stock; and (2) shares shall be paid proportionally with respect to each outstanding share of Nexstar Class A common stock, Class B common stock and Nexstar Class C common stock.

Media General

Upon Media General’s dissolution, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of Media General voting common stock and non-voting common stock are entitled to share ratably in the rights to receive payment of cash dividends and the right to share in the assets of the combined company and the distribution of such assets by way of return of capital.

In the case of a stock dividend or a distribution of shares, holders of voting common stock and non-voting common stock are treated equally, according to the number of shares of common stock they hold, except that, with respect to share dividends, holders of voting common stock only have the right to receive shares of voting common stock, and holders of non-voting common stock only have the right to receive shares of non-voting common stock.

Preemptive Rights

Nexstar

No holder of shares of Nexstar’s common stock will have preemptive rights.

Media General

Except as may be determined by the board of directors of Media General, in its sole discretion, no holder of shares of Media General’s common stock has any preemptive rights.

Number and Election of Directors

Nexstar

The amended and restated Bylaws of Nexstar provide that the size of the Nexstar board of directors will be determined by time to time by resolution adopted by a majority of the Board. Directors shall be divided into three classes. Prior to the merger, Nexstar will take all actions necessary such that, effective as of immediately following the effective time of the merger, the size of its board of directors will be nine members and two current members of the Media General board of directors will be appointed to serve as directors of Nexstar (currently expected to be Dennis FitzSimons and John Muse).

Media General

The Bylaws of Media General provide that the board of directors designates the number of directors by resolution of the board of directors. Directors of Media General are elected each year at the annual meeting of shareholders and hold their offices until the next annual meeting of the shareholders and until their successors are elected and qualified.

Removal of Directors

Nexstar

The amended and restated Certificate of Incorporation of Nexstar provides that Nexstar shareholders may remove a director only for cause and by the affirmative vote of the holders of a majority of the votes entitled to be cast by the then outstanding shares of capital stock entitled generally to vote on the election of directors of Nexstar. “Cause” means (a) a final conviction of a felony by a court of competent jurisdiction; (b) the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board called for that purpose, or a finding by a court of competent jurisdiction, that a director has been guilty of willful misconduct in the performance of his or her duties in a matter of substantial importance to Nexstar; or (c) a determination by a court of competent jurisdiction that such director is mentally incompetent, which mental incompetency directly affects such director’s ability to performance his or her obligations as a director of Nexstar. However, in the event that the board of directors of Nexstar makes a determination that removal is in the best interests of Nexstar, the foregoing definition of “cause” will not apply and “cause” will be determined by the board of directors.

Media General

The Articles of Incorporation and the Bylaws of Media General provide that at a meeting called expressly for the purpose of removing a director, any director may be removed, with or without cause, by a vote of the shareholders holding a majority of the shares of the class of stock which elected such director. A replacement director may be elected at the same meeting.

Vacancies on the Board of Directors

Nexstar

The amended and restated Certificate of Incorporation of Nexstar provides that the board of directors, acting by majority vote of the directors then in office (though less than a quorum), may fill any newly created directorships or vacancies on the board of directors. Any director so appointed by the board of directors will hold office for the term that coincides with the remaining term of the class such director is elected to and until such director’s successor is duly elected and qualified.

Media General

The Bylaws of Media General provide that except as limited by the VSCA, any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors.

Nominations of Directors and Shareholder Proposals

Nexstar

Under the amended and restated Bylaws of Nexstar, only the board of directors or a shareholder of record entitled to vote at a meeting for the election of directors may nominate candidates for election to the board of directors of Nexstar at an annual meeting of shareholders or present business for consideration by the shareholders at an annual meeting, subject to the advanced notice provisions, further described in “Advance Notice for Annual Shareholder Meetings” below.

Media General

Shareholders of record of Media General may nominate a person for election as director in accordance with the Bylaws of Media General, as further described in “Advance Notice for Annual Shareholder Meetings” below.

Advance Notice for Annual Shareholder Meetings

Nexstar

The amended and restated Bylaws of Nexstar will require that a shareholder of record who desires to nominate a candidate for election to the board of directors at an annual meeting or present business at an annual meeting to provide notice to the Secretary of Nexstar in advance of the meeting. The notice must be in proper form and set forth various information related to the shareholder giving the notice and the applicable nomination or proposal. Notice of such shareholder nomination or proposal must be received by Nexstar not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 90 days, from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting and the 10th day following the day on which the public announcement of the date of such meeting is first made by Nexstar.

Media General

The Bylaws of Media General require a shareholder who desires to nominate a candidate for election to the board at an annual or special meeting or present business at an annual meeting must provide notice to the secretary of Media General in advance of the meeting. In the case of an annual meeting, notice must be received by Media General at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to shareholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing directors, notice must be received by Media General not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Voting by Shareholders

Nexstar

Except as may be provided for in any amendment to the amended and restated Certificate of Incorporation of Nexstar establishing a series of preferred stock and until such time as any shares of Nexstar Class B common stock are issued, the holders of Nexstar Class A common stock will have the sole power to vote for the election of directors and for all other purposes. If shares of Nexstar Class B common stock are issued in the future, the holders of Nexstar Class A common stock and Nexstar Class B common stock will generally have identical rights, except that holders of Nexstar Class A common stock are entitled to one vote per share while holders of Nexstar Class B common stock will be entitled to 10 votes per share on all matters to be voted on by shareholders. Holders of shares of Nexstar Class A common stock and Nexstar Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by all shares of Nexstar Class A common stock and Nexstar Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to Nexstar’s amended and restated Certificate of Incorporation generally must be approved by at least a majority of the combined voting power of all holders of Nexstar Class A common stock and Nexstar Class B common stock voting together as a single class. However, amendments that would alter or change the powers, preferences or special rights of the Nexstar Class A common stock or the Nexstar Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, and amendments to certain provisions of Nexstar’s amended and restated Certificate of Incorporation must be approved by two-thirds of the votes entitled to be cast with respect to such amendments.

The holders of Nexstar Class C common stock have no voting rights but otherwise generally have the same rights as the holders of Nexstar Class A common stock and Nexstar Class B common stock.

Media General

The Articles of Incorporation of Media General provide that the holders of the voting common stock of Media General will have the sole power to vote for the election of directors and for all other purposes. Each holder of shares of voting common stock of Media General is entitled to one vote for each share he or she holds. The holders of the shares of non-voting common stock of Media General do not have (i) voting power with respect to such shares or (ii) the right to participate in any meeting of the shareholders except as may be required by the VSCA. The Bylaws of Media General provide that a matter voted on by the shareholders is approved if a quorum is present and the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a larger vote or a vote by class and except in the election of directors, in which case those nominees receiving the greatest number of votes are elected even though they did not receive a majority. Pursuant to the VSCA, a majority of the votes entitled to be cast on the matter by the shareholders entitled to vote thereon constitutes a quorum for action on that matter. In the event that the approval of the holders of voting common stock is required for the adoption of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that the board of Media General may require a greater vote.

Action by Written Consent

Nexstar

Under Nexstar’s amended and restated Certificate of Incorporation and amended and restated Bylaws, Nexstar shareholders may not take action by written consent.

Media General

Under the VSCA and the Articles of Incorporation of Meredith Media General, shareholders may act by written consent only if the consent is unanimous.

Amendment of Organizational Documents

Nexstar

Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to Nexstar’s amended and restated Certificate of Incorporation generally must be approved by at least a majority of the combined voting power of all holders of Nexstar Class A common stock and Nexstar Class B common stock voting together as a single class. However, amendments that would alter or change the powers, preferences or special rights of the Nexstar Class A common stock or the Nexstar Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, and amendments to certain provisions of Nexstar’s amended and restated Certificate of Incorporation must be approved by two-thirds of the votes entitled to be cast with respect to such amendments.

Media General

Any amendment to the Articles of Incorporation of Media General requires the approval of the board of directors of Media General and the approval of the shareholders. Pursuant to the Articles of Incorporation of Media General, if the VSCA requires the approval of the holders of the voting common stock to amend the Articles of Incorporation, such approval by Media General shareholders requires a majority of all votes cast in respect thereof by holders of the voting common stock, in lieu of such vote as would otherwise be required by the VSCA, at a meeting at which a quorum of the voting common stock is present.

Amendment of Bylaws; New Bylaws

Nexstar

Nexstar’s Bylaws may be amended or repealed and new bylaws may be adopted by the Nexstar board of directors at any regular or special meeting of the board of directors.

Media General

Media General’s Bylaws may be amended or repealed and new bylaws may be adopted at a regular or special meeting of the board of directors by the vote of a majority of the board of directors. Media General shareholders may repeal or change Bylaws made by the board of directors and may prescribe that any Bylaws made by the shareholders may not be altered, amended or repealed by the board of directors.

CHAPTER TWO: OTHER ANNUAL MEETING MATTERS

This Chapter Two only relates to certain annual meeting matters of Nexstar. All references to “our” are references to Nexstar.

Election of Class I Directors of Nexstar

Nexstar’s amended and restated Bylaws provide for a classified board of directors, divided into three staggered classes – I, II and III. The terms of office for each of these classes are scheduled to expire on the date of Nexstar’s annual shareholders’ meeting in 2016, 2017 and 2018, respectively. At Nexstar’s 2016 annual meeting, all of Nexstar’s class I directors are up for election.

Nexstar’s board of directors has nominated Ms. Lisbeth McNabb and Mr. C. Thomas McMillen as nominees for election as its Class I directors. Once elected, each of the Class I directors’ terms will expire on the date of Nexstar’s 2019 annual shareholders’ meeting or when successors are duly elected and qualified. The persons named as proxies in the Nexstar proxy card will vote to elect these nominees as Class I directors, unless the proxy card is marked otherwise. If a Nexstar shareholder returns a proxy card without contrary instructions, the persons named as proxies in the Nexstar proxy card will vote to elect these nominees as directors.

The Nexstar board of directors recommends a vote “FOR” the selection of Ms. Lisbeth McNabb and Mr. C. Thomas McMillen to the Nexstar board of directors.

Principal Occupation and Business Experience
Lisbeth McNabb

Lisbeth McNabb has served as a director of Nexstar since May 2006. In February 2016, Ms. McNabb co-founded DV Torque, Boston Consulting Group, an Entrepreneur in Residence Studio, and an innovation and corporate venture unit based in Silicon Valley. Ms. McNabb was also a founder of DigiWorksCorp, a Digital and Big Data Analytics company, where she served as President and Chief Executive Officer from November 2012 to October 2015, and founder of w2w Media, LLC, a professional women’s online membership community, from March 2007 to 2012. w2w Media, LLC (the company that owns w2wlink.com) filed for bankruptcy protection in August 2015 in United States Bankruptcy Court for the Northern District of Texas. Ms. McNabb is the former Chief Financial Officer and Chief Revenue Officer of Match.com, an online dating company, where she was employed from March 2005 through 2006. Prior to joining Match.com, Ms. McNabb served as Senior Vice President of Finance and Planning for Sodexo, an on-site food service and facilities management company, from 2000 to 2005 and, previous to that, held innovation, management and strategy leadership roles with PepsiCo Frito-Lay, American Airlines, AT&T and JP Morgan Chase. Ms. McNabb is on the advisory boards of Southern Methodist University and the University of Nebraska. Previously, Ms. McNabb served as a director and chair of the audit committee of Tandy Brands (“Tandy”) and served on the advisory board of American Airlines, the Dallas Chapter of Financial Executives International, 4Word, Sammons Art Center and The Family Place. After Ms. McNabb’s tenure as a director of Tandy, in March 2014, Tandy Brands filed for bankruptcy protection in United States Bankruptcy Court for the Northern District of Texas.

Ms. McNabb brings to Nexstar’s board of directors her broad leadership skills in entrepreneurial and executive roles in media, digital and technology companies and extensive strategy, data analytics, operations, finance and marketing experience in a wide range of industries and in marketing to women. In addition to her leadership experience in large scale businesses and digital companies, Ms. McNabb also has served in financial leadership roles.

Principal Occupation and Business Experience
C. Thomas McMillen

C. Thomas McMillen has served as a director of Nexstar since July 2014. Mr. McMillen currently serves as Chief Executive Officer and President of the DIA Athletic Directors Association. He has also served on the board of RCS Capital Corporation since May 2013. In January 2016, RCS Capital Corporation filed for Chapter 11 bankruptcy protection in United States Bankruptcy Court for the District of Delaware under a prearranged plan with the consent of the majority of its creditors. He also serves on the advisory boards of Clean Energy Systems, a clean coal technology firm, Integrity Global Security, a cyber security firm and the Association of Rare Earth. Mr. McMillen has served as the Chairman and Chief Executive Officer of Washington Capital Advisors, from 2014 to September 2015. Mr. McMillen served as Timios National Corporation’s (formerly Homeland Security Capital Corporation) Chief Executive Officer and Chairman of the Board from August 2005 and served as its President from July 2011 to February 2014. From May 2011 to July 2013, Mr. McMillen served as Chairman of the National Foundation on Fitness, Sports and Nutrition, a Congressionally authorized foundation that Mr. McMillen founded where he currently serves as Treasurer. From 2010 to 2012, Mr. McMillen was the sole member and manager of NVT License Holdings, LLC (commonly known as New Vision Television), a Delaware limited liability company, which was the indirect parent and controlling entity of several other limited liability companies which held the Federal Communications Commission licenses for eight full power and two low power television stations in eight different television markets. From April 2007, he has served on the Board of Regents of the University of Maryland System. From December 2004 until January 2007, Mr. McMillen served as the Chairman of Fortress America Acquisition Corporation (now Fortress International Group, Inc., FIGI.PK), and from January 2007 until August 2009, he served as Vice Chairman and director. From October 2007 until October 2009, Mr. McMillen served as Chairman and Co-Chief Executive Officer of Secure America Acquisition Corporation (now Ultimate Escapes, Inc. OTCBB: ULEIQ.PK), and from October 2009 to December 2010 as a director and from November 2009 to December 2010 as Vice Chairman. Ultimate Escapes, Inc. filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the District of Delaware in September 2010. From 1987 through 1993, Mr. McMillen served three consecutive terms in the U.S. House of Representatives representing the 4th Congressional District of Maryland. Mr. McMillen received a Bachelor of Science in Chemistry from the University of Maryland and a Bachelor and Master of Arts from Oxford University as a Rhodes Scholar.

Mr. McMillen’s qualifications to serve as a director of Nexstar include his over 27 years of political, business and sports experience and leadership. During his career, he has been an active investor, principal and board member in companies in the cellular, paging, healthcare, motorcycle, environmental technology, broadcasting, real estate and insurance industries.

Ratification of the Selection of Independent Registered Public Accounting Firm

Subject to ratification by Nexstar shareholders, the Audit Committee of Nexstar’s board of directors, which we refer to as the “Nexstar Audit Committee,” has selected the firm of PricewaterhouseCoopers LLP, which we refer to as “PricewaterhouseCoopers,” as the independent registered public accounting firm of Nexstar for the year ending December 31, 2016. PricewaterhouseCoopers has served as Nexstar’s independent registered public accounting firm since 1997. If Nexstar shareholders do not ratify the selection of PricewaterhouseCoopers as its independent registered public accounting firm, the selection of such independent registered public accounting firm will be reconsidered by the Nexstar Audit Committee.

Representatives of PricewaterhouseCoopers are expected to be present at the Nexstar annual meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from Nexstar shareholders.

The Nexstar board of directors believes that the selection of PricewaterhouseCoopers as the independent registered public accounting firm for the year ending December 31, 2016 is in the best interests of Nexstar and Nexstar shareholders and therefore recommends that Nexstar shareholders vote “FOR” this proposal.

Directors

The current directors of Nexstar are:

	Independent	Age	Nexstar Position
Perry A. Sook		58	Chairman, President, Chief Executive Officer and Class III Director
Geoff Armstrong	✓	58	Class III Director
Jay M. Grossman	✓	56	Class III Director
I. Martin Pompadur	✓	80	Class II Director
Dennis A. Miller	✓	58	Class II Director
Lisbeth McNabb	✓	55	Class I Director
C. Thomas McMillen	✓	63	Class I Director

Perry A. Sook has served as the Chairman of Nexstar’s board of directors, President and Chief Executive Officer and as a director since its inception in 1996. From 1991 to 1996, Mr. Sook was a principal of Superior Communications Group. Mr. Sook currently serves as a director of the National Association of Broadcasters, the NBC Affiliate Association Board and the Television Bureau of Advertising and serves as Chairman of the Ohio University Foundation. Previously, Mr. Sook served on the board of Penton Media.

Mr. Sook brings to Nexstar’s board of directors his demonstrated leadership skills and extensive operating executive experience acquired in several communication and media businesses. He is highly experienced in driving operational excellence, development of innovative technologies and attainment of financial objectives under a variety of economic and competitive conditions.

Geoff Armstrong has served as a director of Nexstar since November 2003. Mr. Armstrong is Chief Executive Officer of 310 Partners, a private investment firm. From March 1999 through September 2000, Mr. Armstrong was the Chief Financial Officer of AMFM, which was publicly traded on the New York Stock Exchange until it was purchased by Clear Channel Communications in September 2000. From June 1998 to February 1999, Mr. Armstrong was Chief Operating Officer and a director of Capstar Broadcasting Corporation, which merged with AMFM in July 1999. Mr. Armstrong was a founder of SFX Broadcasting, which went public in 1993, and subsequently served as Chief Financial Officer, Chief Operating Officer, and a director until the company was sold in 1998 to AMFM. Mr. Armstrong has served as a director and the chairman of the audit committee of Radio One since June 2001 and May 2002, respectively. Mr. Armstrong has also served on the board of directors of SFXii Entertainment, Capstar Broadcasting Corporation, AMFM and SFX Broadcasting.

Mr. Armstrong brings to Nexstar’s board of directors his extensive experience as the Chief Executive Officer of several publicly traded companies in the broadcast and communications industry, as well as a member of the audit committee of several publicly traded companies. His service on the boards of public companies in diverse industries allows him to offer a broad perspective on corporate governance, risk management and operating issues facing corporations today.

Jay M. Grossman has served as a director of Nexstar since 1997 and was its Vice President and Assistant Secretary from 1997 until March 2002. Mr. Grossman serves as Managing Partner and Co-Chief Executive officer at ABRY Partners, LLC (“ABRY”), which he joined in 1996. Prior to joining ABRY, Mr. Grossman was an investment banker specializing in media and entertainment at Kidder Peabody and at Prudential Securities. Mr. Grossman currently serves as a director (or the equivalent) of several private companies including Hometown Cable, Grande Communications Networks and RCN Telecom Services. Previously, Mr. Grossman served on the board of directors of a wide variety of companies including Atlantic Broadband, Q9 Networks, Sidera Networks, WideOpenWest Holdings, Consolidated Theaters, Country Road Communications, Monitronics International, Caprock Communications, Cyrus One Networks, Executive Health Resources and Hosted Solutions.

Mr. Grossman brings to Nexstar’s board of directors his ability to provide the insight and perspectives of a former investment banker at one of the world’s largest investment banks. His prior experience with media and entertainment transactions offers a unique viewpoint as a director. He also oversaw the integration of two middle-market communications companies with differing operations and networks. His service on the boards of several private companies in diverse industries allows him to offer a broad perspective on corporate governance, compensation and operating issues facing corporations today.

I. Martin Pompadur has served as a director of Nexstar since November 2003. In June of 1998, Mr. Pompadur joined News Corporation as Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corp Europe. Mr. Pompadur resigned from News Corporation in November 2008. Mr. Pompadur served as Global Vice Chairman, Media and Entertainment at Macquarie Capital from 2009 to 2016. Prior to joining News Corporation, Mr. Pompadur was President of RP Media Management and held executive positions at several other media companies. Mr. Pompadur currently serves as a director of RP Coffee Ventures, IMAX Corporation and Truli Media Group. Previously, Mr. Pompadur served on the boards of Metan Development Group, News Corporation Europe, Sky Italia, News Out of Home, Balkan Bulgarian, BSkyB, Metromedia International Group, Elong, Seatwave Limited and Linkshare Corporation.

Mr. Pompadur’s qualifications for election to Nexstar’s board of directors include his ability to offer a broad international perspective on issues considered by Nexstar’s board of directors and his extensive expertise in the media industry.

Dennis A. Miller has served as a director of Nexstar since February 2014. From 2013 until April 2014, Mr. Miller served as President of Operations for TV Guide Network, a highly distributed entertainment network owned by CBS Corporation and Lionsgate Entertainment Corporation. From 2011 to 2013, Mr. Miller was as an independent consultant to MediaLink and Lionsgate. From 2005 to 2011, Mr. Miller was a General Partner at Spark Capital, a venture fund with an investment focus on the conflux of the media, entertainment and technology industries. Prior to joining Spark Capital, Mr. Miller served as Managing Director for Constellation Ventures, the venture arm of Bear Stearns. His portfolio of investments included CSTV (sold to CBS), TVONE (sold to Comcast and Radio One), Capital IQ (sold to McGraw Hill), and K12, which went public in 2007. Before focusing on venture capital investing, Mr. Miller served as Executive Vice President of Lionsgate, a global entertainment company with motion picture, television, home entertainment and digital media operations, which he joined in 1998. From 1995 to 1998, Mr. Miller was the Executive Vice President of Sony Pictures Entertainment, a global motion picture, television and entertainment production and distribution company. He was Executive Vice President of Turner Network Television from 1991 to 1995, during the cable channel’s early inception. From 1990 to 1995, Mr. Miller was Executive Vice President of Turner Network Television. Mr. Miller began his career as an attorney with Manatt, Phelps, Rothenberg and Phillips in Los Angeles. He holds a Juris Doctorate from Boalt Law School and a B.A. in political science from the University of California at San Diego.

Mr. Miller’s qualifications for election to the Nexstar board of directors include his over 25 years of knowledge and experience in numerous early-stage and established media, entertainment and technology companies. Mr. Miller currently serves on the board of directors of publicly-traded companies Radio One, Inc. and Canaccord Genuity Group Inc., a leading independent, full-service financial services firm. Previously, Mr. Miller served on the board of Global Eagle Entertainment, Inc.

Lisbeth McNabb – biographical information for Ms. McNabb can be found under “Chapter Two: Other Annual Meeting Matters – Election of Class I Directors” beginning on page [●].

C. Thomas McMillen – biographical information for Ms. McNabb can be found under “Chapter Two: Other Annual Meeting Matters – Election of Class I Directors” beginning on page [●].

Corporate Governance of Nexstar

Committees of Nexstar’s Board of Directors

Nexstar’s board of directors currently has three standing committees with the following members:

	Compensation	Audit	Nominating and Corporate Governance
Geoff Armstrong	Chair	✓
Jay Grossman	✓
I. Martin Pompadur		✓	Chair
Dennis A. Miller	✓
Lisbeth McNabb		Chair
C. Thomas McMillen			✓

Nexstar Compensation Committee

The Compensation Committee of Nexstar’s board of directors, which we refer to as the “Nexstar Compensation Committee,” makes all decisions about the compensation of the Chief Executive Officer and also has the authority to review and approve the compensation for Nexstar’s other executive officers. The primary objectives of the Nexstar Compensation Committee in determining total compensation (both salary and incentives) of Nexstar’s executive officers, including the Chief Executive Officer, are (i) to enable Nexstar to attract and retain highly qualified executives by providing total compensation opportunities with a combination of elements which are at or above competitive opportunities, (ii) to tie executive compensation to Nexstar’s general performance and specific attainment of long-term strategic goals, and (iii) to provide a long-term incentive for future performance that aligns shareholder interests and executive rewards.

The purpose of the Nexstar Compensation Committee is to establish compensation policies for directors and executive officers of Nexstar, approve employment agreements with executive officers of Nexstar, administer Nexstar’s stock option plans and approve grants under the plans and make recommendations regarding any other incentive compensation or equity-based plans. The Nexstar Compensation Committee met two times during the year ended December 31, 2015. The Nexstar Compensation Committee operates under a written charter adopted by Nexstar’s board of directors in January 2004, as amended in July 2013. A copy of such charter is available through Nexstar’s website at http://www.nexstar.tv in the “Company” section. The information contained on or accessible through Nexstar’s website does not constitute a part of this joint proxy statement/prospectus. All three members of the Nexstar Compensation Committee are “independent” as that term is defined in the NASDAQ rules. For more information regarding the Nexstar Compensation Committee, please refer to “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Committee Report” beginning on page [●].

Nexstar Audit Committee

The purpose of the Nexstar Audit Committee is to oversee the quality and integrity of Nexstar’s accounting, internal auditing and financial reporting practices, to perform such other duties as may be required by Nexstar’s board of directors, and to oversee Nexstar’s relationship with its independent registered public accounting firm.

The Nexstar Audit Committee met four times during the year ended December 31, 2015. The members of the Nexstar Audit Committee are “independent” as that term is defined in the NASDAQ rules. Nexstar’s board of directors has determined that Ms. McNabb, who served as Chair of the Nexstar Audit Committee in 2015, is an “audit committee financial expert” in accordance with the applicable rules and regulations of the SEC. The Nexstar Audit Committee operates under a written charter adopted by Nexstar’s board of directors in January 2004. A copy of such charter is available through Nexstar’s website at http://www.nexstar.tv in the “Company” section. For more information regarding the Nexstar Audit Committee, please refer to “Chapter Two: Other Annual Meeting Matters – Nexstar Audit Committee Report” beginning on page [●].

Nexstar Nominating and Corporate Governance Committee

The purpose of the Nexstar Nominating and Corporate Governance Committee of Nexstar’s board of directors, which we refer to as the “Nexstar Nominating and Corporate Governance Committee,” is to identify individuals qualified to serve on Nexstar’s board of directors, recommend persons to be nominated by Nexstar’s board of directors for election as directors at Nexstar’s annual meeting of shareholders, recommend nominees for any committee of Nexstar’s board of directors, develop and recommend to Nexstar’s board of directors a set of corporate governance principles applicable to Nexstar and to oversee the evaluation of Nexstar’s board of directors and its committees. The Nexstar Nominating and Corporate Governance Committee operates under a written charter adopted by Nexstar’s board of directors in January 2004, as amended in July 2013. Both members of the Nexstar Nominating and Corporate Governance Committee are “independent” as that term is defined in the NASDAQ rules. A copy of such charter is available through Nexstar’s website at http://www.nexstar.tv in the “Company” section. The Nexstar Nominating and Corporate Governance Committee did not meet during the year ended December 31, 2015, and its functions were performed through consents or by Nexstar’s full board of directors. The Nexstar Nominating and Corporate Governance Committee will consider nominees for Nexstar’s board of directors. See “Chapter Three: Additional Information – Nexstar Annual Meeting Shareholder Proposals” beginning on page [●] for additional information.

Additional Information Concerning Nexstar’s Board of Directors

During the year ended December 31, 2015, Nexstar’s full board of directors met 12 times and no incumbent director attended less than 75% of the meetings of Nexstar’s board of directors and committees of Nexstar’s board of directors on which they serve.

Because fewer than ten non-management Nexstar shareholders attended Nexstar’s 2015 annual meeting in person, Nexstar’s board of directors has not adopted a formal policy with regard to director attendance at the annual meeting of shareholders. Mr. Sook attended the 2015 annual meeting.

Nexstar’s board of directors has not adopted a nominating policy to be used for identifying and evaluating nominees for director, including director candidates recommended by Nexstar shareholders, and has not established any specific minimum qualifications that director nominees must possess. Instead, the Nexstar Nominating and Corporate Governance Committee determines the qualifications and skills required to fill a vacancy to complement the existing qualifications and skills, as a vacancy arises in Nexstar’s board of directors. However, if it is determined that a nominating policy would be beneficial to Nexstar, Nexstar’s board of directors may in the future adopt a nominating policy.

There is no formal policy governing how diversity is considered in the makeup of the Nexstar board of directors and the selection of its members. The Nexstar Nominating and Corporate Governance Committee defines board diversity broadly to mean that the Nexstar board of directors is comprised of individuals with a variety of perspectives, industry experience, personal and professional backgrounds, skills and qualifications. When nominating a board member, the Nexstar Nominating and Corporate Governance Committee examines the diversity of the overall board and strives to maintain an appropriate level of diversity with the addition of each new nominee.

Nexstar is not a “controlled company” in accordance with the rules and regulations of the NASDAQ Stock Market. Thus, Nexstar is required to maintain a majority of independent directors on Nexstar’s board of directors and to have the compensation of Nexstar’s executive officers and the nomination of directors be determined by independent directors.

Nexstar Board of Directors Leadership Structure

Nexstar’s board of directors has the responsibility for selecting the appropriate leadership structure for Nexstar. In making leadership structure determinations, Nexstar’s board of directors considers many factors, including the specific needs of the business and the best interests of the Nexstar shareholders. Our current leadership structure is comprised of a combined Chairman of the Nexstar board of directors and Chief Executive Officer and Nexstar board committees comprised of independent directors. Although Nexstar’s board of directors does not currently have a formal policy, Nexstar’s board of directors believes that Mr. Sook’s service in this combined role is in the best interest of both Nexstar and Nexstar shareholders. Mr. Sook has a vast knowledge of television broadcasting and is seen as a leader in this industry. He understands the issues facing Nexstar and serving in this dual role he is able to effectively focus Nexstar’s board of directors attention on these matters. In his combined capacity, he can speak clearly with one voice in addressing Nexstar’s various stakeholders such as customers, suppliers, employees and the investing public.

Nexstar’s board of directors has, so far, not found a need to designate one of the independent directors as a “lead independent director” because each independent director is fully and effectively involved in the activities and issues relevant to Nexstar’s board of directors and its committees. The independent directors have time and again demonstrated the ability to exercise their fiduciary responsibilities in deliberating issues before Nexstar’s board of directors and making independent decisions. Under the NASDAQ independence rules, Nexstar’s independent directors are Messrs. Armstrong, Grossman, Pompadur, Miller and McMillen and Ms.  McNabb.

Risk Oversight

Nexstar’s board of directors plays a vital role in managing the risks facing Nexstar. Through the Nexstar Audit Committee, Nexstar’s board of directors manages potential accounting risk through oversight of disclosure controls and controls surrounding financial reporting. Senior financial executives report to the Nexstar Audit Committee at each committee meeting on significant financial and accounting matters. In addition, the Nexstar Audit Committee, in conjunction with senior management, manages Nexstar’s data risks (including privacy and storage risks). Through the Nexstar Compensation Committee, Nexstar’s board of directors helps manage potential risks associated with Nexstar’s compensation programs by ensuring that they are not structured in a way that encourages executives to take unacceptable risks. Nexstar’s board of directors is involved in managing operational risk through the evaluation of potential station acquisitions and significant agreements at meetings of the Nexstar board of directors and in between meetings, as needed. Nexstar’s board of directors confers with Nexstar’s general counsel and outside legal counsel, when necessary, in overseeing legal and regulatory risks.

Code of Ethics

Nexstar’s board of directors adopted a Code of Ethics that applies to Nexstar’s Chief Executive Officer, Chief Financial Officer, the other Nexstar executive officers and directors, and persons performing similar functions. The purpose of the Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by Nexstar and to promote compliance with all applicable rules and regulations that apply to Nexstar and its officers and directors. The Code of Ethics was filed as an exhibit to Nexstar’s Annual Report for the year ended December 31, 2003 on Form 10-K, filed with the SEC on March 31, 2004. Nexstar’s board of directors periodically reviews the Code of Ethics for any necessary changes. Nexstar’s board of directors last performed such a review in 2012 and made no changes to the Code of Ethics.

Nexstar Compensation Committee Interlocks and Insider Participation

None of Nexstar’s directors or executive officers served, and Nexstar anticipates that no member of Nexstar’s board of directors or executive officers will serve, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of Nexstar’s board of directors.

Compensation of Directors

Overview of Nexstar’s Compensation and Procedures

Nexstar employees do not receive additional compensation for their services as directors. Accordingly, Mr. Sook serves on Nexstar’s board of directors without additional compensation. Each non-employee director receives compensation of $60,000 per year for their services as a director of Nexstar. The Nexstar Audit Committee Chairman, the Nexstar Compensation Committee Chairman and the Nexstar Nominating and Corporate Governance Committee Chairman receive additional annual compensation of $15,000, $10,000 and $7,500, respectively. Each non-employee director also receives $1,500 for each in-person meeting of Nexstar’s board of directors or committee thereof of which they are a member and $750 for each telephonic meeting that they attended. Nexstar reimburses its directors for business-related travel expenses.

Each class of directors of Nexstar holds office until the applicable meeting of Nexstar shareholders for election of their class of directors and until their successors are elected and qualified. There are no family relationships among directors or executive officers of Nexstar.

2015 Director Compensation Table

The following table sets forth information concerning compensation to each of Nexstar’s directors (excluding the Chief Executive Officer disclosed in the Summary Compensation Table in “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Discussion and Analysis” beginning on page [●]) during the year ended December 31, 2015:

	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total ($)
Geoff Armstrong	$87,250	$—	$87,250
Jay M. Grossman	72,000	—	72,000
I. Martin Pompadur	84,000	—	84,000
Dennis A. Miller	72,750	—	72,750
C. Thomas McMillen	71,250	—	71,250
Lisbeth McNabb	89,250	—	89,250

(1)	No stock or option awards were granted to directors during the year ended December 31, 2015. The aggregate option awards outstanding for each director as of December 31, 2015 were as follows (in shares):

	Vested	Unvested
Geoff Armstrong	10,000	15,000
Jay M. Grossman	5,000	15,000
I. Martin Pompadur	6,000	15,000
Dennis A. Miller	2,500	7,500
C. Thomas McMillen	2,500	7,500
Lisbeth McNabb	5,950	15,000

Stock options vest over a range of four to five years and expire ten years from the date of grant.

Executive Officers of Nexstar

The current executive officers of Nexstar are:

	Age	Nexstar Position
Perry A. Sook	58	President, Chief Executive Officer and Director
Thomas E. Carter	57	Chief Financial Officer and Executive Vice President
Timothy C. Busch	53	Executive Vice President, Co-Chief Operating Officer
Brian Jones	55	Executive Vice President, Co-Chief Operating Officer
Thomas O’Brien	54	Executive Vice President, Digital Media and Chief Revenue Officer
Blake Russell	45	Senior Vice President, Station Operations
Elizabeth Ryder	50	Senior Vice President, General Counsel and Secretary
Julie Pruett	54	Senior Vice President and Regional Manager
William Sally	58	Senior Vice President and Regional Manager
Theresa Underwood	53	Senior Vice President and Regional Manager

Perry A. Sook – biographical information for Mr. Sook can be found under “Chapter Two: Other Annual Meeting Matters – Directors of Nexstar.”

Thomas E. Carter has served as Nexstar’s Chief Financial Officer since August 2009. Prior to joining Nexstar, Mr. Carter was Managing Director, Media Telecom Corporate Investment Banking at Banc of America Securities, which he joined in 1985. In this position, he acted as the senior banker responsible for delivering bank products and services including M&A, private and public equity, high-yield debt, fixed income derivatives, syndicated financial products and treasury management for selected clients across the broadcasting, cable, publishing and media industries, including Nexstar. Mr. Carter began his banking career in 1980, serving for five years in various roles in Corporate and International Banking at a predecessor to JPMorgan Chase.

Timothy C. Busch has served as Nexstar’s Executive Vice President and Co-Chief Operating Officer since May 2008. Mr. Busch served as Senior Vice President and Regional Manager from October 2002 to May 2008. Prior to that time, Mr. Busch served as Nexstar’s Vice President and General Manager at WROC (CBS) in Rochester, New York from 2000 to October 2002. Prior to joining Nexstar, Mr. Busch served as General Sales Manager and held various other sales management positions at Gannett-owned WGRZ (NBC) in Buffalo, New York from 1993 to 2000. Prior to that, Mr. Busch held various sales management positions at WGR-AM and FM radio stations in Buffalo. Mr. Busch has served on various boards in the Rochester and Buffalo areas as well as the New York State Broadcasting Association and as the former Chairman of the CBS Affiliate Board. Mr. Busch currently serves on the New York State Broadcasting Association Board of Directors and the Upstate New York Advisory Board for the Federal Reserve Bank of New York.

Brian Jones has served as Nexstar’s Executive Vice President and Co-Chief Operating Officer since May 2008. Mr. Jones served as Senior Vice President and Regional Manager from May 2003 to May 2008. Prior to joining Nexstar, Mr. Jones served as Vice President and General Manager at KTVT (CBS) and KTXA (IND) in Dallas/Fort Worth, Texas from 1995 to 2003. Prior to that, Mr. Jones served in various management, sales and news positions at KTVT, MMT Sales, Inc., KXAS (NBC) in Dallas/Ft. Worth, KLBK (CBS) in Lubbock, Texas and KXAN (NBC) in Austin, Texas. Mr. Jones has served as the Chairman of the FOX Affiliates Board of Governors, Chairman of the Board of the Texas Association of Broadcasters, on the Small Market Advisory Committee of the National Association of Broadcasters and on the Southern Methodist University Journalism Advisory Committee.

Thomas O’Brien joined Nexstar in November 2013 as Executive Vice President, Digital Media and Chief Revenue Officer. Mr. O’Brien is responsible for leading Nexstar’s digital media portfolio including the content, product, service and sales teams, development of Nexstar’s multi-screen strategy, business development and digital investment strategy and the expansion of Nexstar’s overall digital media business portfolio. As Nexstar’s

Chief Revenue Officer, he works closely with Nexstar’s broadcast leadership teams throughout the country to drive holistic revenue growth across the entire Company. Prior to joining Nexstar, Mr. O’Brien served as President and Managing Partner of Prescient Strategy Group, from 2012 to 2013. Prior to that, Mr. O’Brien served as Executive Vice President & Chief Revenue Officer for CNBC, from 2010 to 2012. From 1997 to 2010, Mr. O’Brien served as President and General Manager in the NBC Television Stations Division, serving the Connecticut, Dallas/Ft. Worth and New York markets. Prior to NBC, Mr. O’Brien served in sales management roles at Viacom Broadcasting.

Blake Russell has served as Nexstar’s Senior Vice-President of Station Operations since November 2008. Prior to that, he served as Vice President Marketing and Operations since October 2007. Before that, Mr. Russell served as Vice President and General Manager at KNWA (NBC) and KFTA (FOX) in Ft. Smith/Fayetteville, Arkansas from January 2004 to September 2007 and as Nexstar’s Director of Marketing/Operations at KTAL (NBC) in Shreveport, Louisiana from 2000 to December 2003.

Elizabeth Ryder has served as Nexstar’s Senior Vice President and General Counsel since November 1, 2013, Secretary since January 1, 2013 and Vice President and General Counsel since May 2009. Prior to joining Nexstar, Ms. Ryder served as Vice President – Legal Affairs at First Broadcasting Operating, Inc. Prior to that, Ms. Ryder served as Counsel at the law firm of Drinker Biddle & Reath LLP in Washington, D.C.

Julie Pruett was appointed as Nexstar’s Senior Vice President and Regional Manager of West Region Markets in September 2013. From 1997 through August 2013, Ms. Pruett served as Vice President/General Manager of Nexstar’s KFDX and Mission’s KJTL and KJBO serving the Wichita Falls, Texas and Lawton, Oklahoma, market. From 1989 to 1997, Ms. Pruett served in sales and various management positions at KFDX. Ms. Pruett also worked in the agency side of the business, developing and implementing marketing plans for multiple clients. Altogether, Ms. Pruett has 24 years of experience in the television industry.

William Sally joined Nexstar in September 2013 as a Senior Vice President and Regional Manager. Mr. Sally is responsible in overseeing station operations in 12 television markets in Nexstar’s East region including New York, Vermont, Pennsylvania, Indiana, Maryland and Alabama. His responsibilities include generating revenue strategies across Nexstar’s multimedia platforms, while evaluating and improving operating efficiencies. Prior to joining Nexstar, Mr. Sally was Vice President and General Manager for Newport Television in Albany at WXXA from May 2008 to December 2012. He held the same position for Smith Broadcasting in Burlington, Vermont, at WFFF from August 1998 to April 2004 and at WFFF and WVNY from April 2004 to April 2008. Mr. Sally also held various management level positions in sales including while in California at KEYT in Santa Barbara from January 1995 to August 1998. He began his television career in 1978 in Utica where he later became Sports Director/Anchor at WKTV.

Theresa Underwood was named Nexstar’s Senior Vice President and Regional Manager in April 2015. Ms. Underwood is responsible for overseeing strategic planning and business development of Nexstar’s broadcast and digital operations in the Northeast. Since 2000, Ms. Underwood has served as Vice President and General Manager of Nexstar-owned WSYR-TV (ABC) and LocalSYR.com serving the Syracuse, NY market. She spent 22 years at WSYR-TV where she held various management level positions. Ms. Underwood first joined Nexstar as VP / General Manager of WSYR-TV in December 2012 when Nexstar acquired various assets of Newport Television.

Beneficial Ownership of Nexstar Common Stock

The following table sets forth certain information regarding the beneficial ownership of Nexstar’s common stock as of March 3, 2016 by (i) those persons known to Nexstar to be the beneficial owners of more than five percent of the outstanding shares of Nexstar Class A common stock, (ii) each director of Nexstar, (iii) the Nexstar Named Executive Officers listed in the Summary Compensation Table in “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Discussion and Analysis” beginning on page [●] and (iv) all directors and executive officers of Nexstar as a group. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting power or investment power and also any shares that the entity or individual had the right to acquire as of May 2, 2016 (60 days after March 3, 2016) through the exercise of any stock option or other right. This information has been furnished by the persons named in the table below or in filings made with the SEC. Where the number of shares set forth below includes shares beneficially owned by spouses and minor children, the named persons disclaim any beneficial interest in the shares so included. As of March 3, 2016, 30,677,804 shares of Nexstar Class A common stock were outstanding and there were no shares issued and outstanding under Nexstar Class B common stock, Class C common stock or preferred stock. Unless otherwise indicated, each person’s address is c/o Nexstar Broadcasting Group, Inc., 545 E. John Carpenter Freeway, Suite 700, Irving, Texas 75062.

Beneficial Ownership Table

	Class A Common Stock
Name of Beneficial Owner	Direct Ownership	Vested Options	Total	%
Beneficial Owners of More Than 5%:
Neuberger Berman Group, LLC(1)	2,884,352	—	2,884,352	9.4%
MSD Partners, L.P.(2)	2,734,270	—	2,734,270	8.9%
The Vanguard Group(3)	2,017,184	—	2,017,184	6.6%
FMR, LLC(4)	1,947,552	—	1,947,552	6.3%
BlackRock, Inc.(5)	1,890,982	—	1,890,982	6.2%
The Bank of New York Mellon(6)	1,534,941	—	1,534,941	5.0%
Current Directors:
Perry A. Sook(7)	975,956	1,100,000	2,075,956	6.5%
Geoff Armstrong	—	15,000	15,000	0.0%
Jay M. Grossman	50,000	10,000	60,000	0.2%
I. Martin Pompadur	1,000	11,000	12,000	0.0%
Dennis A. Miller	4,500	5,000	9,500	0.0%
Lisbeth McNabb	—	10,950	10,950	0.0%
C. Thomas McMillen	—	2,500	2,500	0.0%
Current Nexstar Named Executive Officers:
Thomas E. Carter(8)	65,947	122,500	188,447	0.6%
Timothy C. Busch	40,214	40,000	80,214	0.3%
Brian Jones	10,500	67,841	78,341	0.3%
Thomas O’Brien	—	20,000	20,000	0.1%
All current directors and executive officers as a group (16 persons)	1,180,693	1,521,291	2,701,984	8.4%

(1)	The number of shares is derived from the Schedule 13G/A regarding ownership of Nexstar Class A common stock filed with the SEC on February 9, 2016. The address of Neuberger Berman Group LLC is 605 Third Avenue, New York, NY 10158.
(2)	The number of shares is derived from the Schedule 13G/A regarding ownership of Nexstar Class A common stock filed with the SEC on February 16, 2016. The address of MSD Partners, L.P. is 645 Fifth Avenue, 21st Floor, New York, NY 10022.
(3)	The number of shares is derived from the Schedule 13G/A regarding ownership of Nexstar Class A common stock filed with the SEC on February 11, 2016. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(4)	The number of shares is derived from the Schedule 13G/A regarding ownership of Nexstar Class A common stock filed with the SEC on February 12, 2016. The address of FMR, LLC is 245 Summer Street, Boston, MA 02210.
(5)	The number of shares is derived from the Schedule 13G/A regarding ownership of Nexstar Class A common stock filed with the SEC on January 27, 2016. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6)	The number of shares is derived from the Schedule 13G regarding ownership of Nexstar Class A common stock filed with the SEC on January 26, 2016. The address of The Bank of New York Mellon Corporation is 225 Liberty Street, New York, NY 10286.
(7)	Represents shares owned by PS Sook Ltd., of which Mr. Sook and his spouse are the beneficial owners.
(8)	Of the shares held by Mr. Carter, 15,000 shares have been pledged in favor of Bank of America Merrill Lynch as collateral for Mr. Carter’s personal line of credit.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Nexstar’s directors, executive officers and persons who beneficially own more than ten percent of a registered class of Nexstar’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of such equity securities of Nexstar. Executive officers, directors and greater than ten percent beneficial owners are required to furnish Nexstar with copies of all Section 16(a) forms they file.

During the year ended December 31, 2015, the Form 4 for Perry Sook filed for issuance of stock options and restricted stock units, which we refer to as “RSUs,” on January 14, 2015 was filed on January 30, 2015, and the Form 4 for Blake Russell filed on December 11, 2015 was filed one day after the due date, due to administrative oversight. Based on Nexstar’s records and review of the copies of Section 16(a) reports furnished to us during the year ended December 31, 2015, Nexstar believes all other Section 16(a) filing requirements applicable to Nexstar’s executive officers, directors and greater than ten percent beneficial owners were timely satisfied.

Nexstar Compensation Committee Report

The Nexstar Compensation Committee establishes compensation policies for the directors and executive officers of Nexstar, approves employment agreements with executive officers of Nexstar, administers Nexstar’s stock option plans and approves grants under the equity incentive plans and makes recommendations regarding any other incentive compensation.

In performing its oversight responsibilities of the design and functioning of Nexstar’s executive and director compensation program, the Nexstar Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for the year ended December 31, 2015 with the management of Nexstar. Based on this review and discussion, the Nexstar Compensation Committee has recommended to Nexstar’s board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Respectfully submitted,

Geoff Armstrong, Chair

Jay Grossman

Dennis A. Miller

Nexstar Compensation Discussion and Analysis

Compensation Strategy

In this Compensation Discussion and Analysis, Nexstar provides a detailed discussion and analysis of Nexstar’s compensation program and policies and the critical factors that are considered in making compensation decisions.

Throughout this joint proxy statement/prospectus, the individuals who served as Nexstar’s Chief Executive Officer and Chief Financial Officer during the year ended December 31, 2015, along with the other three most highly-compensated executive officers, are collectively referred to as the “Nexstar Named Executive Officers.”

Shareholder Say on Pay Considerations

In 2015, Nexstar provided its shareholders with an advisory vote on executive compensation (Say on Pay vote) with respect to 2014 compensation. Our executive compensation program was approved by 98% of the votes cast. These results demonstrate strong shareholder support for Nexstar’s executive compensation program.

Nexstar evaluates its executive compensation program at least annually, and this year, it has taken into account the outcome of the 2015 Say on Pay vote when considering the 2015 compensation program. Nexstar’s board of directors and the Nexstar Compensation Committee will continue to consider the results of the biennial Say on Pay votes in their future compensation policies and decisions. Nexstar’s next Say on Pay vote will be with respect to its compensation for the year ending December 31, 2016.

Compensation Philosophy and Objectives

Nexstar’s executive compensation program has been developed to incorporate a compensation philosophy consistent with the following primary objectives:

•	Attract and retain talented and highly qualified executives in the competitive television broadcasting industry by providing a total compensation package that includes a combination of elements which are at or above competitive opportunities;

•	Tie executive compensation, both annual and long-term elements, to Nexstar’s overall performance and specific attainment of long-term strategic goals;

•	Provide executives with long-term incentive for future performance that aligns with shareholder interests and maximizes shareholder value over the long-term; and

•	Set executive compensation at responsible levels to promote fairness and equity among all employees within Nexstar’s organization.

Overview and Role of Nexstar Compensation Committee

The Nexstar Compensation Committee establishes compensation policies for the directors and executive officers of Nexstar, including the Nexstar Named Executive Officers. The Nexstar Compensation Committee approves the employment agreements with the executive officers of Nexstar, administers Nexstar’s equity incentive plans, approves grants under such plans and makes recommendations regarding other incentive compensation provided to the Nexstar Named Executive Officers and other executive officers.

Role of the Compensation Consultant

The Nexstar Compensation Committee has the sole authority to retain and obtain advice of advisors and consultants as necessary and evaluates their independence prior to selection or retention. The Nexstar Compensation Committee also sets the compensation and oversees the work of advisors and consultants.

In 2013, the Nexstar Compensation Committee retained Longnecker & Associates, which we refer to as “Longnecker,” to advise on executive and board compensation matters. During 2013, Longnecker attended the Nexstar Compensation Committee meetings and was instructed to:

•	Conduct a peer review analysis to determine the reasonableness and applicability of peer companies for compensation comparison purposes;

•	Conduct a market competitive compensation analysis including base salary, annual incentives and long-term incentives for non- Chief Executive Officer Nexstar Named Executive Officers; and

•	Analyze the market competitiveness of total direct compensation packages (annual retainer, board meeting fees, committee meeting fees and equity awards) provided to Nexstar’s non-executive directors.

The Nexstar Compensation Committee continues to utilize the in-depth review and analysis provided by Longnecker in its decisions on executive and board compensation matters.

In 2014, the Nexstar Compensation Committee retained Hay Group, a management consulting firm, to advise on matters related to the Executive Employment Agreement with Perry A. Sook, Nexstar’s President and Chief Executive Officer, and to assist with the development of Nexstar’s 2015 Long Term Equity Incentive Plan, which was approved by Nexstar shareholders in the Nexstar’s 2015 Annual Meeting of shareholders.

Defining the Market – Benchmarking

In 2013, the Nexstar Compensation Committee, working with Longnecker, performed a benchmark review of the aggregate level of Nexstar’s executive compensation, as well as the mix of elements within Nexstar’s executive compensation program. As a result of the recent increases in Nexstar’s capitalization and its growing digital media business, the Nexstar Compensation Committee instructed Longnecker to conduct a benchmarking review to analyze the proxy information of 16 diverse media companies that either have a broadcast, communication, entertainment or media component, which we refer to as the “peer group,” as disclosed in their most recent proxy information filing with the SEC. The peer group is comprised of the companies in the table below:

Belo Corp(1)	Meredith Corp

Cumulus Media	National CineMedia

DreamWorks Animation	New York Times Co

Hemisphere Media Group	Pandora Media

LIN TV(2)	Regal Entertainment Group

Live Nation Entertainment	Scholastic Corp

Loral Space and Communications	Sinclair Broadcast Group

MDC Partners	Starz

(1)	During 2013, Belo was acquired by Gannett Co., Inc.
(2)	During 2014, LIN TV was acquired by Media General, Inc.

In 2015, the Nexstar Compensation Committee continued to utilize Longnecker’s report in assessing the competitiveness and reasonableness of Nexstar’s executive compensation.

Benchmarking review provides a foundation for ensuring that Nexstar’s executive compensation levels remain competitive in relation to the peer group and is generally refreshed prior to the hiring or replacement of an executive officer or when an existing officer’s employment contract is renewed. One of the primary objectives of Nexstar’s executive compensation program is to provide compensation near the median market pay level based on Nexstar’s benchmarking review of peer group companies, when warranted by Company results and individual contribution. Nexstar believes that such benchmarking is useful because Nexstar recognizes that its compensation practices must be competitive in the media industry. By targeting Nexstar Named Executive Officer compensation to the compensation practices of the peer group, Nexstar enhances its ability to attract and retain talented and highly qualified executives, which is fundamental to Nexstar’s growth and delivery of value to Nexstar shareholders. In addition, peer group information is one of the many factors Nexstar considers in assessing the reasonableness of compensation of the Nexstar Named Executive Officers.

Compensation Risk Considerations

The Nexstar Compensation Committee has assessed the level of risk associated with Nexstar’s executive incentive programs to ensure that the design of these programs does not encourage executives to subject Nexstar to unacceptable levels of business risk. It is the Nexstar Compensation Committee’s opinion that the current incentives offered to executives are balanced in such a way so as not to create a conflict between executive and shareholder interests. Annual cash bonuses are based primarily on current year net revenues and Adjusted EBITDA, which are short-term measures. These short-term incentives are balanced out by the long-term incentives offered to executives in the form of stock options and RSUs. The options and RSUs generally vest over a four to five year period and encourage executives not to take risks that would jeopardize the future growth and profitability of Nexstar.

Determination of Compensation

The Nexstar Compensation Committee reviewed compensation levels for the Nexstar Named Executive Officers for 2013 through 2015 and considered various factors, including the executive’s job performance, the compensation level of competitive jobs and the financial performance of Nexstar. For the executive officers other than the Chief Executive Officer, the Nexstar Compensation Committee considers the recommendations of the Chief Executive Officer. The Nexstar Compensation Committee approves the primary components of compensation for each Named Executive Officer, including any annual cash bonus and grant of stock options or RSUs.

Key Metrics Used for Performance Measures

Nexstar utilizes net revenue and Adjusted EBITDA as quantitative measures to assess performance. Net revenue represents revenue recognized, net of allowances and credits, in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA is defined as income from operations, plus depreciation, amortization of intangible assets and broadcast rights (excluding barter) and loss (gain) on asset disposal, net, minus broadcast rights payments. Both of these measures are reported by Nexstar in its quarterly earnings releases. For additional information on the performance on these and other measures, see discussion in “Elements of Compensation – Annual Cash Bonuses” below.

Elements of Compensation

The principal elements of Nexstar’s executive compensation consist of the following:

•	Base Salary;

•	Annual Cash Bonuses;

•	Stock Options;

•	Other Stock-Based Compensation;

•	Perquisites and Other Compensation;

•	Health Benefits; and

•	Severance Benefits and Change in Control Provisions.

Base Salary

The annual base salary of the Nexstar Named Executive Officers is established by individual employment agreements. The purpose of the base salary is to provide each Nexstar Named Executive Officer with a set amount of cash compensation that is not variable in nature and that is generally competitive with market practices. The base salary is established based on the scope of the executive’s responsibilities, taking into account competitive market compensation paid by peer group companies for similar positions. Generally, Nexstar targets the executives’ base salaries near the median market pay level of its benchmarking review of peer group companies. Under each employment agreement, base salaries are increased on an annual basis. Annual salary increases for the Nexstar Named Executive Officers are generally consistent, on a percentage basis, with those received by non-executive employees. See “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Discussion and Analysis – Employment Agreements” beginning on page [●] for a discussion of the employment agreements of the Nexstar Named Executive Officers.

Annual Cash Bonuses

Under the terms of their employment agreements, each Nexstar Named Executive Officer is eligible to earn a targeted annual cash bonus up to an amount equal to a specified percentage of such executive’s salary. The overall performance of Nexstar determines what percentage, if any, of the target bonus will be paid out, with net revenues and Adjusted EBITDA as the primary performance measures. If Nexstar attains the annually budgeted amounts for net revenue and Adjusted EBITDA, then it is likely that 100% of the targeted bonus will be paid. However, the Chief Executive Officer, with the approval of the Nexstar Compensation Committee, may increase the annual bonus paid to the other Nexstar Named Executive Officers, and the Nexstar Compensation Committee may increase the annual bonus paid to Nexstar’s Chief Executive Officer. Likewise, if Nexstar does not achieve its performance benchmarks, then an amount less than the full bonus may be paid. However, Nexstar does not utilize defined formulas to determine what percentage of the target bonuses will be paid to its executive officers, including the Nexstar Named Executive Officers. Ultimately, the payment of cash bonuses is made on a discretionary basis and is determined based on an evaluation of each executive’s individual contribution to the overall performance of Nexstar.

Historically, when determining the amount of bonus and incentive compensation to be paid to the Nexstar Named Executive Officers, the Nexstar Compensation Committee reviews and considers the following information:

•	Evaluations of each of the Nexstar Named Executive Officers, as well as feedback from Nexstar’s full board of directors, regarding the performance of each Nexstar Named Executive Officer;

•	The Chief Executive Officer’s review and evaluation of each of the other Nexstar Named Executive Officers, addressing individual performance and the results of operations of the business areas and departments for which such executive had responsibility, which the Nexstar Compensation Committee discusses with the Chief Executive Officer;

•	The financial performance of Nexstar, including its stock price, comparable revenue, Adjusted EBITDA and Free Cash Flow growth; and

•	Total proposed compensation, as well as each element of proposed compensation, taking into account the recommendations of the Chief Executive Officer.

For the year ended December 31, 2015, performance bonuses were paid to all of the Nexstar Named Executive Officers at amounts representing the full target percentage for the Nexstar Named Executive Officer, plus additional amounts for the Chief Executive Officer, Chief Financial Officer and two Co-Chief Operating Officers. The Nexstar Compensation Committee selected these bonus amounts for 2015 due to the performance of Nexstar, as well as the individual performance of the executives.

Nexstar’s performance in the year ended December 31, 2015 substantially met the expectations set by Nexstar’s board of directors. Net revenue for 2015 of $896 million substantially met Nexstar’s budget of $921 million and, excluding political revenue, was a $317 million increase over the year ended December 31, 2014. Nexstar realized an increase in retransmission fee revenues of 92% over 2014 due to successful negotiation of expiring contracts and an incremental revenue from Nexstar’s newly acquired stations. In addition, Nexstar realized an increase in digital media revenue of 93% over the year ended December 31, 2014 primarily due to acquisitions of new stations and digital entities in the year ended December 31, 2015 and 2014.

Operationally, Nexstar achieved significant milestones while maintaining discipline in cost management and simultaneously developing new local marketing solutions for its customers. Our budgeted Adjusted EBITDA for the year ended December 31, 2015 of $306 million, compared with actual Adjusted EBITDA of $305 million, was substantially met as Nexstar continued to invest for long-term growth.

In the year ended December 31, 2015, Nexstar successfully completed its acquisitions of or entry into programming, sales and other services agreements to 14 full power television stations and two digital media businesses, which expanded Nexstar’s penetration across two existing states and into two additional states. Also in 2014, Nexstar expanded its digital media portfolio and acquired Yashi, a local digital video advertising and targeted programmatic technology platform, and Kixer, a digital marketer of app technologies. During the year ended December 31, 2015, Nexstar continued to focus on growing free cash flow and remained disciplined in managing costs. As a result, full year free cash flow for the year ended December 31, rose 30% to $208 million.

The above factors were considered in determining the levels of performance bonuses paid to each of the Nexstar Named Executive Officers, along with each executive’s individual performance and contribution to achievement of the goals of Nexstar. Each Nexstar Named Executive Officer contributed significantly to Nexstar’s 2015 initiatives, including its acquisitions and integration of acquired or newly serviced stations, its organic growth, and its free cash flow growth. Due to the level of incremental effort arising from these initiatives and their favorable impact to Nexstar in the year ended December 31, 2015 and for future operations, the Nexstar Compensation Committee determined that bonuses above the established targets were warranted.

Stock-Based Compensation

Nexstar believes that grants of stock-based awards are the most appropriate form of long-term compensation since they provide incentives to promote the long-term success of Nexstar in line with shareholder interests. Nexstar’s equity incentive plans are intended to motivate and reward the executive officers and to retain their continued services while providing long-term incentive opportunities including the participation in the long-term appreciation of its common stock value.

The Nexstar Compensation Committee grants stock-based awards to the four non-Chief Executive Officer Nexstar Named Executive Officers based on the recommendation of the Chief Executive Officer, who evaluates their performance in meeting the goals established at the beginning of each year. The Nexstar Compensation Committee grants stock-based awards to the Chief Executive Officer primarily based on the overall performance of Nexstar. As with cash bonuses, there is no defined formula for how many stock-based awards will be granted to a Nexstar Named Executive Officer.

Nexstar currently maintains two equity compensation plans – the 2012 Plan and the 2015 Plan, both of which provide for the granting of stock options, stock appreciation rights, restricted stock and performance awards. Awards made under Nexstar’s equity plans have consisted almost exclusively of non-qualified stock options and RSUs. Stock option awards and RSUs vest ratably over four to five years, dependent on continued employment. The exercise price of stock options may not be less than the market price of Nexstar Class A common stock on the date of grant. Stock option awards must be exercised within ten years of the date of grant of the option, subject to earlier expiration upon termination of the individual’s employment. The number of awards that may be granted to any one individual in a calendar year is limited to 1,000,000 shares.

Nexstar typically grants stock options and stock awards in connection with the renewal of employment agreements. Each of the non-Chief Executive Officer Nexstar Named Executive Officers received stock awards in the year ended December 31, 2014. In the year ended December 31, 2015, Nexstar’s Chief Executive Officer’s contract was renewed and at the recommendation of the Nexstar Compensation Committee based on its discussions with and advice from the Nexstar board of directors and the Hay Group, he was granted 200,000 stock options and 200,000 RSUs.

Perquisites and Other Compensation

All other compensation for the Nexstar Named Executive Officers includes automobile allowances paid by Nexstar, the value of the personal use of an automobile, the group life insurance paid by Nexstar and 401(k) matching contributions made by Nexstar.

Health Benefits

All full-time employees, including the Nexstar Named Executive Officers, may participate in Nexstar’s health benefit program, including medical, dental and vision care coverage, disability insurance and life insurance.

Severance Benefits and Change in Control Provisions

All of the Nexstar Named Executive Officers have entered into employment agreements with Nexstar. These employment agreements, among other things, provide for severance compensation to be paid to the executives if they are terminated upon a change of control of Nexstar, or for reasons other than cause, or if they resign for good reason, as defined in the agreements. See “Potential Payments upon Termination or Change in Control” below.

Employment Agreements

Nexstar currently has an employment agreement in place with each of its Nexstar Named Executive Officers. The following is summarized information related to the base salary, annual cash bonus and severance compensation and termination provisions contained in the employment agreement of each Nexstar Named Executive Officer.

    Perry A. Sook

Mr. Sook is employed as President and Chief Executive Officer under an employment agreement with Nexstar, last renewed on January 29, 2015. The term of the renewed agreement expires on January 15, 2019 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Sook’s base salary is $1,400,000 in the year ended December 31, 2015 and $1,500,000 in the year ended December 31, 2016 and thereafter. In addition to his base salary, Mr. Sook is eligible to earn a targeted annual bonus of $1,400,000 for the year ended December 31, 2015 and $1,500,000 for the year ended December 31, 2016 and thereafter, upon achievement of goals established by Nexstar’s board of directors. In the event of termination for reasons other than cause, or if Mr. Sook resigns for good reason, as defined in the agreement, he is eligible to receive his base salary and target bonus for a period of two years.

    Thomas E. Carter

Mr. Carter is employed as Chief Financial Officer and Executive Vice President under an employment agreement with us, which was renewed on August 1, 2014. The term of the new agreement expires on August 3, 2018 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Carter’s base salary is $550,000 from August 3, 2014 through August 2, 2015, $575,000 from August 3, 2015 through August 2, 2016, $600,000 from August 3, 2016 through August 2, 2017 and $625,000 after August 2, 2017. In addition to his base salary, Mr. Carter is eligible to earn a targeted annual bonus of $287,500 for 2015, $300,000 for 2016 and $312,500 for 2017 and thereafter, at the discretion of Nexstar’s Chief Executive Officer and the Nexstar Compensation Committee of Nexstar’s board of directors of Nexstar, based on Mr. Carter’s achievement of goals established by Nexstar’s Chief Executive Officer and the Nexstar Compensation Committee. In the event of termination for reasons other than cause, or if Mr. Carter resigns for good reason, as defined in the agreement, Mr. Carter is eligible to receive his base salary for a period of one year.

    Timothy C. Busch

Mr. Busch is employed as Executive Vice President and Co-Chief Operating Officer under an employment agreement with Nexstar, last renewed on May 31, 2013. The term of the agreement expires on June 1, 2018 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Busch’s base salary is $435,000 from June 1, 2014 through May 31, 2015, $445,000 from June 1, 2015 through May 31, 2016, $455,000 from June 1, 2016 through May 31, 2017 and $475,000 thereafter. In addition to his base salary, Mr. Busch is eligible to earn a targeted annual bonus of $222,500 for 2015, $227,500 for 2016 and $237,500 for 2017 and thereafter, at the discretion of Nexstar’s Chief Executive Officer, based on Mr. Busch’s attainment of goals set by Nexstar’s Chief Executive Officer. In the event of termination upon change of control or for reasons other than cause, or if Mr. Busch resigns for good reason, as defined in the agreement, Mr. Busch is eligible to receive his base salary for a period of one year.

    Brian Jones

Mr. Jones is employed as Executive Vice President and Co-Chief Operating Officer under an employment agreement with Nexstar, last renewed on May 31, 2013. The term of the agreement expires on June 1, 2018 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. Jones’ base salary is $435,000 from June 1, 2014 through May 31, 2015, $445,000 from June 1, 2015 through May 31, 2016, $455,000 from June 1, 2016 through May 31, 2017 and $475,000 thereafter. In addition to his base salary, Mr. Jones is eligible to earn a targeted annual bonus of $222,500 for 2015, $227,500 for 2016 and $237,500 for 2017 and thereafter, at the discretion of Nexstar’s Chief Executive Officer, based on Mr. Jones’ attainment of goals set by Nexstar’s Chief Executive Officer. In the event of termination upon a change of control or for reasons other than cause, or if Mr. Jones resigns for good reason, as defined in the agreement, Mr. Jones is eligible to receive his base salary for a period of one year.

    Thomas O’Brien

Mr. O’Brien is employed as Executive Vice President, Digital Media and Chief Revenue Officer under an employment agreement with Nexstar, effective as of November 1, 2013. The term of the agreement expires on October 31, 2018 and automatically renews for successive one-year periods unless either party notifies the other of its intention not to renew the agreement. Under the agreement, Mr. O’Brien’s base salary is $425,000 from November 1, 2014 through October 31, 2015, $435,000 from November 1, 2015 through October 31, 2016, $445,000 from November 1, 2016 through October 31, 2017 and $455,000 thereafter. In addition to his base salary, Mr. O’Brien is eligible to earn a targeted annual bonus in an amount up to fifty percent of his base salary, at the discretion of Nexstar’s Chief Executive Officer and with the approval of the Nexstar Compensation Committee, based on, among other things, whether Nexstar achieved its revenue and profit goals for such fiscal year. In the event of termination upon change of control or for reasons other than cause, or if Mr. O’Brien resigns for good reason, as defined in the agreement, Mr. O’Brien is eligible to receive his base salary for a period of one year.

Compensation of Named Executive Officers

The following table sets forth information that summarizes compensation for the years ended December 31, 2015, 2014, and 2013 for the Nexstar Named Executive Officers.

SUMMARY COMPENSATION TABLE

	Year	Salary ($)	Bonus ($)	Stock Awards (2) ($)	Option Awards (2) ($)	All Other Compensation (3) ($)	Total ($)
Perry A. Sook President, Chief Executive Officer and Director	2015	$1,450,000	$1,750,000	$9,047,622	$6,290,517	$16,776	$18,554,915
	2014	1,295,385	1,700,000	—	—	11,025	3,006,410
	2013	1,191,539	1,600,000	—	—	11,482	2,803,021

Thomas E. Carter Chief Financial Officer and Executive Vice President	2015	580,769	550,000	—	—	14,896	1,145,665
	2014	473,846	500,000	557,208	2,397,150	12,909	3,941,113
	2013	423,654	400,000	—	—	11,884	835,538

Timothy C. Busch Executive Vice President, Co-Chief Operating Officer	2015	457,500	300,000	—	—	5,124	762,624
	2014	430,385	400,000	—	1,278,480	4,867	2,113,732
	2013	404,231	325,000	—	—	5,617	734,848

Brian Jones Executive Vice President, Co-Chief Operating Officer	2015	457,500	300,000	—	—	14,900	772,400
	2014	430,385	400,000	—	1,278,480	13,972	2,122,837
	2013	404,231	325,000	—	—	13,811	743,042

Thomas O’Brien (1)	2015	442,885	217,500	—	—	13,038	673,423
Executive Vice President,	2014	416,154	250,000	—	1,278,480	12,444	1,957,078
Digital Media and Chief	2013	49,481	40,000	—	—	1,073	90,554
Revenue Officer

(1)	Thomas O’Brien joined Nexstar in November 2013.

(2)	Represents the grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification (ASC) 718. See the Notes to Nexstar’s Consolidated Financial Statements in Nexstar’s 2015 Annual Report on Form 10-K for a discussion of the assumptions made in the valuation of these awards.
(3)	All Other Compensation consists of the following items:

	Year	Automobile Allowance (a) ($)	Life Insurance Premiums (b) ($)	Company Contributions to 401(k) Plans ($)	Total ($)
Perry A. Sook	2015	$10,452	$2,349	$3,975	$16,776
	2014	4,121	2,326	4,578	11,025
	2013	4,072	2,322	5,088	11,482
Thomas E. Carter	2015	9,346	1,575	3,975	14,896
	2014	7,154	1,115	4,640	12,909
	2013	6,000	1,032	4,852	11,884
Timothy C. Busch	2015	730	845	3,549	5,124
	2014	—	597	4,270	4,867
	2013	690	552	4,375	5,617
Brian Jones	2015	9,346	1,579	3,975	14,900
	2014	9,000	597	4,375	13,972
	2013	8,884	552	4,375	13,811
Thomas O’Brien	2015	9,346	293	3,399	13,038
	2014	9,000	247	3,197	12,444
	2013	1,073	—	—	1,073

(a)	Represents either the automobile allowance paid to the individual or the value of their personal use of a Company-owned automobile.
(b)	Represents personal group life insurance premiums paid by Nexstar.

2015 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards made to each of the Nexstar Named Executive Officers during the year ended December 31, 2015:

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units Options (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
Perry A. Sook	1/14/2015 1/14/2015	— 200,000	200,000 —	$47.11 n/a	$6,290,517 9,047,622
Thomas E. Carter	—	—	—	—	—
Timothy C. Busch	—	—	—	—	—
Brian Jones	—	—	—	—	—
Thomas O’Brien	—	—	—	—	—

(1)	Represents the grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification (ASC) 718. See the Notes to Nexstar’s Consolidated Financial Statements in Nexstar’s 2015 Annual Report on Form 10-K for a discussion of the assumptions made in the valuation of these awards.

2015 OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth information as of December 31, 2015 concerning outstanding equity awards held by the Nexstar Named Executive Officers listed in the Summary Compensation Table in “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Discussion and Analysis” beginning on page [●].

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date (1)	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units That Have Not Vested ($)
Perry A. Sook	300,000	—		$4.56	12/20/2017	—		—
	750,000	250,000	(2)	9.60	9/11/2022	—		—
	—	200,000	(3)	47.11	1/14/2025	—		—
	—	—		—	—	200,000	(4)	$9,047,622
Thomas E. Carter	85,000	—		3.95	1/21/2020	—		—
	18,750	56,250	(5)	46.03	1/15/2024	—		—
	—	—		—	—	9,375	(6)	417,906
Timothy C. Busch	20,000	—		5.85	12/10/2020	—		—
	10,000	30,000	(7)	46.03	1/15/2024	—		—
Brian Jones	12,841	—		4.56	12/20/2017	—		—
	35,000	—		0.82	6/12/2019	—		—
	10,000	30,000	(7)	46.03	1/15/2024	—		—
Thomas O’Brien	10,000	30,000	(7)	46.03	1/15/2024	—		—

(1)	Stock options expire ten years from the date of grant.
(2)	These stock options will vest and become exercisable on September 11, 2016.
(3)	50,000 stock options will vest and become exercisable on each of January 14, 2016, 2017, 2018 and 2019.
(4)	50,000 RSUs will vest and convert into shares of stock on each of January 14, 2016, 2017, 2018 and 2019.
(5)	18,750 stock options will vest and become exercisable on each of January 15, 2016, 2017 and 2018.
(6)	3,125 RSUs will vest and convert into shares of stock on each of August 1, 2016, 2017 and 2018.
(7)	10,000 stock options will vest and become exercisable on each of January 15, 2016, 2017 and 2018.

2015 OPTION EXERCISES

The following table sets forth information concerning option exercises and stock vested for each of the Nexstar Named Executive Officers listed in the Summary Compensation Table in “Chapter Two: Other Annual Meeting Matters – Nexstar Compensation Discussion and Analysis” beginning on page [●] during the year ended December 31, 2015:

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting (2) ($)
Perry A. Sook	300,000	$15,682,396	—	—
Thomas E. Carter	—	—	3,125	$179,250
Timothy C. Busch	80,000	4,088,083	—	—
Brian Jones	7,159	382,577	—	—
Thomas O’Brien	—	—	—	—

(1)	The “value realized on exercise” is calculated by determining the difference between the market price of the option award at exercise and the exercise price multiplied by the number of shares acquired on exercise.
(2)	The “value realized on vesting” is calculated by multiplying the number of shares acquired by the market price of the stock award on vesting date.

Potential Payments upon Termination or Change in Control

Each of the Nexstar Named Executive Officers has entered into an employment agreement with Nexstar. Included in each employment agreement are provisions regarding termination of employment, including a change in control of Nexstar. The circumstances that would result in the payment of severance compensation and other benefits under the employment agreements are identical for each of the Nexstar Named Executive Officers. See “Chapter Two: Other Annual Meeting Matters – Executive Officers of Nexstar – Employment Agreements” for more information.

As defined in the employment agreements, there are three different circumstances that would result in the payment of severance compensation, each as defined in the employment agreements, as follows: (1) change in control of Nexstar; (2) termination by Nexstar for reasons other than cause; and (3) resignation by the Nexstar Named Executive Officer with good reason.

In the event of termination for any of the above reasons, as defined in the employment agreements, each Nexstar Named Executive Officer is eligible to receive his base salary for a period of one year (except for Mr. Sook who would receive two years base salary plus two years target bonus).

The following table sets forth potential payments to the Nexstar Named Executive Officers under their employment agreements, for various circumstances involving the termination of employment of the Nexstar Named Executive Officers or change in control of Nexstar, assuming a December 31, 2015 termination date.

	Death or Disability ($)	Change in Control ($)	Involuntary Termination With Cause ($)	Involuntary Termination Without Cause ($)	Voluntary Termination With Good Reason ($)	Voluntary Termination Without Good Reason ($)
Perry A. Sook	—	$5,600,000	—	$5,600,000	$5,600,000	—
Thomas E. Carter	—	585,417	—	585,417	585,417	—
Timothy C. Busch	—	450,833	—	450,833	450,833	—
Brian Jones	—	450,833	—	450,833	450,833	—
Thomas O’Brien	—	652,500	—	652,500	652,500	—

Nexstar Audit Committee Report

The financial statements of Nexstar are prepared by management, which is responsible for their objectivity and integrity and their preparation in accordance with GAAP. The Nexstar Audit Committee has reviewed and discussed with management the audited financial statements and management’s assessment of the effectiveness of internal controls of Nexstar for the year ended December 31, 2015.

The Nexstar Audit Committee has discussed with PricewaterhouseCoopers, the independent registered public accounting firm who audited Nexstar’s December 31, 2015 financial statements, the matters required to be discussed in Public Company Accounting Oversight Board (which we refer to as the “PCAOB”), Auditing Standard No. 16, “Communication with Audit Committees.” Additionally, the Nexstar Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the PCAOB regarding communications with the Nexstar Audit Committee concerning independence and has discussed with them their independence from Nexstar and its management. Finally, the Nexstar Audit Committee has considered whether the provision of non-audit services to Nexstar by PricewaterhouseCoopers is compatible with their independence.

Based on the reviews and discussions referred to above, the Nexstar Audit Committee recommended to Nexstar’s board of directors that the audited financial statements and management’s assessment of the effectiveness of internal controls be included in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2015 for filing with the SEC.

Respectfully submitted,

Lisbeth McNabb, Chair

I. Martin Pompadur

Geoff Armstrong

Nexstar’s Independent Registered Public Accounting Firm Fees and Other Matters

In addition to having retained PricewaterhouseCoopers to audit the financial statements of Nexstar for the years ended December 31, 2015 and 2014 and review the financial statements included in Nexstar’s Quarterly Reports on Form 10-Q during such years, Nexstar retained PricewaterhouseCoopers to provide advice on tax compliance matters. The aggregate fees, including expenses, billed for professional services incurred by Nexstar and rendered by PricewaterhouseCoopers in the years ended December 31, 2015 and 2014 for these various services were:

Type of Fees	2015	2014
Audit Fees (1)	$1,879,500	$1,833,000
Audit Related Fees (2)	53,600	—
Tax Fees (3)	475,700	289,839
All Other Fees (4)	—	1,800

Total	$2,408,800	$2,124,639

(1)	“Audit Fees” are fees billed for professional services for the audit of Nexstar’s consolidated financial statements included in its Annual Reports on Form 10-K and review of Nexstar’s financial statements included in its Quarterly Reports on Form 10-Q, or for services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements, including registration statements.
(2)	“Audit Related Fees” are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Nexstar’s financial statements.
(3)	“Tax Fees” are fees billed for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” are fees billed for any professional services not included in the first three categories.

The Nexstar Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Nexstar Audit Committee pre-approves all services relating to PricewaterhouseCoopers.

Certain Relationships and Related Person Transactions

Nexstar’s board of directors has not adopted a written policy or procedure for the review, approval and ratification of related party transactions, as the Nexstar Audit Committee Charter already requires the Nexstar Audit Committee to review all relationships and transactions in which Nexstar and its employees, directors and officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Based on all the relevant facts and circumstances, the Nexstar Audit Committee will decide whether the related-party transaction is appropriate and will approve only those transactions that are in the best interests of Nexstar.

All employees sign a conflict of interest statement annually, and Nexstar requires its directors and executive officers to complete annually a directors’ and officers’ questionnaire which requires disclosure of any related-party transactions. As required under SEC rules, transactions that are determined to be directly or indirectly material to Nexstar or a related person are disclosed in its periodic filings as appropriate.

CHAPTER THREE: ADDITIONAL INFORMATION

Legal Matters

The validity of the shares of Nexstar Class A common stock to be issued pursuant to the transaction will be passed upon for Nexstar by Kirkland & Ellis LLP, counsel to Nexstar.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Nexstar Broadcasting Group, Inc. and its subsidiaries as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014, and 2013, which are incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Media General, Inc. and subsidiaries as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014, and 2013, and the related 2015 financial statement schedule, incorporated in this joint proxy statement/prospectus by reference from Media General Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015 and the effectiveness of Media General Inc. and subsidiaries’ internal control over financial reporting, have been audited by Deloitte and Touche, LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of LIN Media, LLC and its subsidiaries as of December 31, 2013, and for the years then ended December 31, 2013, which are incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Grant Company, Inc. as of December 31, 2013 and 2012, which are incorporated by reference into this joint proxy statement/prospectus from Nexstar’s Current Report on Form 8-K filed on January 21, 2015 (solely with respect to Exhibit 99.3 thereof), have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, an Independent Certified Public Accounting Firm, upon the authority of said firm as experts in accounting and auditing.

Nexstar Annual Meeting Shareholder Proposals

Rule 14a-8 under the Exchange Act contains eligibility requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company’s proxy statement. Proposals of shareholders intended to be presented at the 2017 Annual Meeting pursuant to Rule 14a-8 must have been received by Nexstar no later than the close of business on [●], 2017 in order to be included in the proxy statement and form of proxy relating to that meeting. Proposals should be addressed to Elizabeth Ryder, Secretary, Nexstar Broadcasting Group, Inc., 545 E. John Carpenter Freeway, Suite 700, Irving, TX 75062.

In addition, Nexstar’s amended and restated Bylaws require that Nexstar is given advance notice of other business that shareholders wish to present for action at an Annual Meeting of Shareholders, including shareholder nominations for the election to Nexstar’s board of directors. Such proposals and nominations for the 2017 Annual Meeting, other than those made by or on behalf of Nexstar’s board of directors, shall be made by notice in writing delivered or mailed by first class United States mail, postage prepaid, to Nexstar’s executive offices, and received not less than 60 days nor more than 90 days prior to the Annual Meeting. In the event that less than 70 days’ notice or prior public announcement of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the Annual Meeting was mailed or such public announcement was made. Nexstar’s amended and restated Bylaws require that such notice contain certain additional information. You may obtain copies of Nexstar’s amended and restated Bylaws without charge by following the instructions in the section entitled “Chapter Three: Additional Information – Where You Can Find More Information”.

Media General Annual Meeting Shareholder Proposals

The Bylaws of Media General provide that the annual meeting of shareholders shall be held on a date fixed by the board of directors. Media General’s 2016 annual meeting is currently expected to be held promptly after the Media General special meeting. Previously, Media General has stated that it expected to hold the 2016 annual meeting on April 21, 2016.

Rule 14a-8 under the Exchange Act contains eligibility requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company’s proxy statement for the 2016 annual meeting. In order to be eligible to have their proposals included in Media General’s proxy statement for the 2016 annual meeting, in addition to other applicable requirements established by the SEC, Media General’s shareholders had to ensure that their proposals were received by the Secretary of Media General no later than November 14, 2015.

The Bylaws of Media General also establish advance notice procedures for eligible shareholders to make nominations for directors and to propose business to be transacted at an annual meeting. Under Media General’s Bylaws, a shareholder who wished to submit director nominations or other proposals for consideration at the 2016 annual meeting was required to ensure that the same be received by the Secretary of Media General between December 26, 2015, and January 25, 2016. Media General’s Bylaws also require that certain specific information accompany a shareholder’s notice of nomination or proposal for business.

If Media General holds its 2016 annual meeting after June 22, 2016, the submission period described above for director nominations or other proposals for consideration at such meeting will be between 120 and 90 days before the date of 2016 annual meeting, and Media General shareholders must ensure that director nominations or other proposals for consideration at such meeting be received by the Secretary of Media General during such period. However, if the announcement of the 2016 annual meeting date is made less than 100 days before the meeting date, the deadline for submission of director nominations or other proposals would be the 10th day after the announcement.

Incorporation of Certain Documents By Reference

The SEC allows Nexstar and Media General to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except as set forth below. The documents that are incorporated by reference contain important information about Nexstar and Media General and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Nexstar (File No. 000-50478) and Media General (File No. 001-06383):

Nexstar SEC Filings (File No. 000-50478)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2015, filed on February 29, 2016 (excluding the audited financial statements of, and the Independent Registered Public Accounting Firm audit opinion relating to, Mission Broadcasting, Inc. that are incorporated by reference therein in Part IV, Item 15(a)).

Current Reports on Form 8-K	Filed on January 28, 2016, January 27, 2016, January 7, 2016 and January 21, 2015 (solely with respect to the consolidated financial statements of Grant Company and its subsidiaries included in Exhibit 99.3 thereof).

Any description of Nexstar Class A common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Media General SEC Filings (File No. 001-06383)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2015, filed on February 29, 2016.

Current Reports on Form 8-K	Filed on January 28, 2016 and November 5, 2015 (solely with respect to the consolidated financial statements of LIN Media LLC included in Exhibit 99.2 to the Form 8-K filed by Media General).
Any description of Media General common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

In addition, Nexstar and Media General are each incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the meetings of each of Nexstar shareholders and Media General shareholders, provided, however, that Nexstar and Media General are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of Form 8-K, except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Nexstar and Media General file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials Nexstar or Media General files with the SEC without charge by following the instructions in the section entitled “Chapter Three: Additional Information – Where You Can Find More Information” on page [●] of this document.

Neither Nexstar nor Media General has authorized anyone to give any information or make any representation about the transaction that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this document.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this document speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Where You Can Find More Information

Nexstar and Media General file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Nexstar’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You can also obtain these documents through the SEC’s website at www.sec.gov or on either Nexstar’s website at http://www.nexstar.tv in the “News” section or on Media General’s website at http://www.mediageneral.com in the “Investor Relations” section. By referring to Nexstar’s website, Media General’s website, and the SEC’s website, Nexstar and Media General do not incorporate any such website or its contents into this joint proxy statement/prospectus. The shares of Nexstar Class A common stock are listed on the NASDAQ under the trading symbol of “NXST.” The shares of Media General voting common stock are listed on the NYSE under the trading symbol of “MEG.”

Nexstar has engaged Innisfree M&A Incorporated as its proxy solicitor for the Nexstar annual meeting. Any questions about the merger, requests for additional copies of documents or assistance voting your Nexstar Class A common stock may be directed to Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022 or by telephone at (212) 750-5833 (for banks, brokers or other nominees) or (888) 750-5834 (for individual Nexstar shareholders).

Media General has engaged MacKenzie Partners, Inc. as its proxy solicitor for the Media General special meeting. Any questions about the merger, requests for additional copies of documents or assistance voting your Media General shares may be directed to MacKenzie Partners, Inc. at 156 5th Ave, New York, NY 10010 or by telephone at (800) 322-2885 or by email at proxy@MacKenziepartners.com.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

NEXSTAR BROADCASTING GROUP, INC.,

NEPTUNE MERGER SUB, INC.

and

MEDIA GENERAL, INC.

DATED AS OF JANUARY 27, 2016

i

CONTINUED

CONTINUED

Exhibit A—Virginia Plan of Merger

Exhibit B—CVR Agreement

Exhibit C—Surviving Corporation Charter

Exhibit D—Surviving Corporation Bylaws

Exhibit E—Marigold Designees

Schedule 6.3

Marigold Disclosure Letter

Montage Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
Acquisition Transaction	Section 8.3(a)
Action	Section 3.8
Agreement	Preamble
Anti-Collusion Rule Period	Section 6.4(e)
Articles of Merger	Section 1.3(a)
Auction Applications	Section 6.4(e)
Available Transaction Financing	Section 6.12(a)(ii)
Cash Consideration	Section 2.2(a)
Change of Control Offer	Section 6.12(d)(ii)
Claim Expenses	Section 6.6(a)
Closing	Section 1.1
Closing Date	Section 1.1
Commitment Letter	Section 4.26(b)
Confidentiality Agreement	Section 6.4(b)
Consent Solicitation	Section 6.12(d)(i)(A)
Contingent Value Rights	Recitals
Continuing Employees	Section 6.5(a)
Contracting Parties	Section 9.12
Contracts	Section 3.3(b)
Contribution	Section 1.5
CVR Consideration	Section 2.2(a)
D & O Claim	Section 6.6(a)
D & O Indemnified Parties	Section 6.6(a)
D & O Indemnifying Parties	Section 6.6(a)
Debt Tender Offer	Section 6.12(d)(i)(A)
Debt Tender Offer Documents	Section 6.12(d)(i)(A)
Dissenters’ Shares	Section 2.9
Effective Time	Section 1.3(a)
Exchange Agent	Section 2.6(a)
Financing Sources	Section 4.26(b)
Form S-4	Section 6.1(a)
Fried Frank	Section 6.8(a)
Governmental Entity	Section 3.5
HSR Act	Section 3.5
Initial Outside Date	Section 8.1(c)
Joint Proxy Statement/Prospectus	Section 3.4(g)(i)
Law	Section 3.11(a)
Laws	Section 3.11(a)
Liens	Section 3.2(c)
Lunar Indenture	Section 9.3
Lunar Notes	Section 9.3
Lunar Notes Applicable Premium	Section 9.3
Lunar Notes Obligations	Section 9.3
Lunar Notes Payoff Amount	Section 9.3
Lunar Notes Principal Amount	Section 9.3
Lunar Notes Trustee	Section 9.3
Marigold	Preamble
Marigold Adverse Recommendation Change	Section 6.10(c)
Marigold Approval Time	Section 6.1(e)

Term	Section
Marigold Board	Recitals
Marigold Board Recommendation	Section 6.2(b)
Marigold Book-Entry Securities	Section 2.6(a)
Marigold Cancelled Shares	Section 2.2(b)
Marigold Capitalization Date	Section 3.2(a)
Marigold Certificates	Section 2.6(a)
Marigold Contingent Worker	Section 3.10(l)
Marigold Designees	Section 1.3(f)
Marigold Disclosure Documents	Section 3.4(g)
Marigold Disclosure Letter	Article III
Marigold DSUs	Section 3.2(b)
Marigold Equity Award Exchange Ratio	Section 2.3(c)
Marigold Equity Grant	Section 3.2(b)
Marigold Exchange Fund	Section 2.6(a)
Marigold Exchange Ratio	Section 2.3(a)
Marigold IP	Section 3.18(a)
Marigold Indenture	Section 9.3
Marigold Labor Agreements	Section 3.10(j)
Marigold Leased Property	Section 3.14(a)(ii)
Marigold Lessee Agreements	Section 3.14(a)(ii)
Marigold Lessor Agreements	Section 3.14(a)(iii)
Marigold Letter of Transmittal	Section 2.6(b)
Marigold Major Shareholders	Recitals
Marigold Material Contracts	Section 3.12(a)(xv)
Marigold Maximum Premium	Section 6.6(b)
Marigold Merger Consideration	Section 2.2(a)
Marigold No Vote Fee	Section 8.3(b)
Marigold NOL Carryforwards	Section 3.9(h)
Marigold Notes	Section 6.12(d)
Marigold Notes Applicable Premium	Section 9.3
Marigold Notes Obligations	Section 9.3
Marigold Notes Payoff Amount	Section 9.3
Marigold Notes Principal Amount	Section 9.3
Marigold Notes Trustee	Section 9.3
Marigold Notice Period	Section 6.10(c)
Marigold Organizational Documents	Section 3.1(b)
Marigold Owned Property	Section 3.14(a)(i)
Marigold Pension Plan	Section 3.10(f)
Marigold Preferred Stock	Section 3.2(a)
Marigold Qualified Plans	Section 3.10(e)
Marigold Real Property	Section 3.14(a)(ii)
Marigold Related Party Transaction	Section 3.19
Marigold Restricted Stock	Section 3.2(b)
Marigold RSUs	Section 3.2(b)
Marigold SEC Documents	Section 3.4(a)
Marigold Shareholder Meeting	Section 6.2(b)
Marigold Stock-Based Award	Section 2.3(a)
Marigold Stock Options	Section 3.2(b)
Marigold Support Agreement	Recitals
Marigold Termination Fee	Section 8.3(b)
Mercury	Recitals

v

Term	Section
Mercury Merger Agreement	Recitals
Mercury Termination Agreement	Recitals
Merger	Recitals
Merger Benefit Plans	Section 6.5(a)
Merger Sub	Recitals
Multiple Employer Plan	Section 3.10(g)
Montage Adverse Recommendation Change	Section 6.11(c)
Montage Approval Time	Section 6.1(e)
Montage Board	Recitals
Montage Board Recommendation	Section 6.2(a)
Montage Capitalization Date	Section 4.2(a)
Montage Confidentiality Agreement	Section 6.11(b)
Montage Contingent Worker	Section 4.10(l)
Montage Continuing Employees	Section 6.5(a)
Montage Disclosure Documents	Section 4.4(g)
Montage Disclosure Letter	Article IV
Montage Equity Grants	Section 4.2(b)
Montage Exchange Option	Section 2.3(a)(i)
Montage Exchange Stock-Based Award	Section 2.3(a)(ii)
Montage Financial Advisor	Section 4.23
Montage Group NOL Carryforwards	Section 4.9(h)
Montage IP	Section 4.18(a)
Montage Labor Agreements	Section 4.10(j)
Montage Leased Property	Section 4.14(a)(ii)
Montage Lessee Agreements	Section 4.14(a)(ii)
Montage Lessor Agreements	Section 4.14(a)(iii)
Montage Major Shareholders	Recitals
Montage Material Contracts	Section 4.12(a)
Montage No Vote Fee	Section 8.3(a)
Montage Organizational Documents	Section 4.1(b)
Montage Owned Property	Section 4.14(a)(i)
Montage Pension Plan	Section 4.10(f)
Montage Preferred Stock	Section 4.2(a)
Montage Qualified Plans	Section 4.10(e)
Montage Related Party Transaction	Section 4.19
Montage RSUs	Section 4.2(b)
Montage SEC Documents	Section 4.4(a)
Montage Share Issuance	Recitals
Montage Shareholder Meeting	Section 6.2(a)
Montage Stock Options	Section 4.2(b)
Montage Support Agreement	Recitals
Montage Termination Fee	Section 8.3(a)
New Benefit Plan	Section 6.5(a)
New Holdco	Recitals
Nonparty Affiliates	Section 9.12
Notice of Marigold Superior Offer	Section 6.10(c)
Notice of Montage Superior Offer	Section 6.11(c)
Notice Period	Section 6.11(c)
Orders	Section 3.8
Outside Date	Section 8.1(c)
party	Preamble

Term	Section
Pre-Closing CVR Distribution	Recitals
Prohibited Communications	Section 6.4(e)
Redemption	Section 6.12(d)(iii)
Regulatory Action	Section 6.3(f)
Regulatory Material Adverse Effect	Section 6.3(f)
Required Marigold Vote	Section 3.21
Required Montage Vote	Section 4.21
Retired Debt	Section 4.26(a)
Rule 14e-1	Section 6.12(d)(i)(B)
Second Outside Date	Section 8.1(c)
Section 6.12 Indemnitees	Section 6.12(f)
Sharing Companies	Section 9.3
Solvent	Section 4.27
Stock Consideration	Section 2.2(a)
Supplemental Indentures	Section 6.12(d)(i)(B)
Surviving Corporation	Recitals
Surviving Corporation Bylaws	Section 1.3(d)
Surviving Corporation Charter	Section 1.3(d)
Takeover Statutes	Section 3.16
Tax Representation Letter	Section 6.8(b)
TIA	Section 6.12(d)(i)(B)
Transaction Financing	Section 4.26(b)
Transaction Litigation	Section 6.14
Virginia Plan of Merger	Recitals
VSCA	Section 1.3(a)
VSCC	Section 1.3(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2016 (this “Agreement”), by and among Media General, Inc., a Virginia corporation (“Marigold”), Nexstar Broadcasting Group, Inc., a Delaware corporation (“Montage”), and Neptune Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Montage (“Merger Sub”). Each of Montage, Marigold, and Merger Sub may be referred to herein as a “party” and collectively as the “parties”.

RECITALS

A. Immediately prior to entering into this Agreement, (i) the Agreement and Plan of Merger dated as of September 7, 2015 (the “Mercury Merger Agreement”), by and among Marigold, Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Marigold (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco, Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco, and Meredith Corporation, an Iowa corporation (“Mercury”) was terminated, and (ii) Marigold has paid to Mercury the “Montage Termination Fee” pursuant to the terms of that certain Termination Agreement, dated as of January 27, 2016 (the “Mercury Termination Agreement”), by and among Marigold, Mercury and the other parties thereto.

B. Montage and Marigold wish to effect a strategic business combination by means of a merger of Merger Sub with and into Marigold (the “Merger”), with Marigold being the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

C. The Board of Directors of Marigold (the “Marigold Board”) has adopted resolutions (a) determining that this Agreement, the plan of merger with respect to the Merger, substantially in the form attached hereto as Exhibit A (the “Virginia Plan of Merger”), and the transactions contemplated hereby and thereby, including the Merger, are consistent with, and will further the business strategies and goals of Marigold and are advisable, fair to, and in the best interests of, Marigold and the Marigold Shareholders, (b) adopting the Virginia Plan of Merger and approving and adopting this Agreement and the transactions contemplated hereby and thereby, including the Merger, and (c) subject to the terms and conditions of Section 6.10 of this Agreement, recommending that the holders of shares of Marigold Voting Common Stock vote to approve this Agreement and the Virginia Plan of Merger.

D. The Board of Directors of Montage (the “Montage Board”) has adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Montage Class A Common Stock pursuant to the Merger (the “Montage Share Issuance”), are advisable, fair to, and in the best interests of, Montage and the Montage Shareholders, (b) approving and adopting this Agreement and the transactions contemplated hereby, including the Merger and the Montage Share Issuance, and (c) subject to the terms and conditions of Section 6.11 of this Agreement, recommending that the holders of shares of Montage Common Stock entitled to vote thereon vote to approve the Montage Share Issuance.

E. As a condition to Montage’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Montage, Marigold and Marigold Shareholders holding approximately eight and eight-tenths percent (8.8%) of the issued and outstanding shares of Marigold Voting Common Stock (the “Marigold Major Shareholders”) are entering into voting agreements (each, a “Marigold Support Agreement”) pursuant to which each of the Marigold Major Shareholders is agreeing, among other things, subject to the terms and conditions of the applicable Marigold Support Agreement, to vote his, her or its shares of Marigold Voting Common Stock in favor of the approval of this Agreement, and to take certain other actions in furtherance of the transactions contemplated by this Agreement.

F. In the event that Marigold shall not have distributed contractual contingent value rights (“Contingent Value Rights”) to the Marigold Shareholders and the holders of Marigold Stock Options and Marigold Stock-Based Awards prior to the Closing in accordance with Section 6.19(b)(ii), at the Closing, Montage will enter into a contingent value rights agreement substantially in the form attached hereto as Exhibit B (subject to changes to reflect the reasonable requests of the Rights Agent (as defined in the CVR Agreement)) (the “CVR Agreement”) with a financial institution selected by Marigold that is reasonably satisfactory to Montage that will act as the Rights Agent, which CVR Agreement will set forth the terms of the Contingent Value Right to be included as part of the Marigold Merger Consideration. In the event that Marigold shall have distributed Contingent Value Rights to the Marigold Shareholders and the holders of Marigold Stock Options and Marigold Stock-Based Awards prior to the Closing in accordance with Section 6.19(b)(ii) (such a distribution, a “Pre-Closing CVR Distribution”), at the Closing, Montage will execute and deliver to the Rights Agent the CVR Agreement as a substitute obligor.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CLOSING; MERGER

Section 1.1 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, 10004, at 9:00 a.m., New York time on the date that is three (3) Business Days after the satisfaction or valid waiver (subject to applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or valid waiver), unless such time or date is changed by mutual agreement of Montage and Marigold; provided that if the Marketing Period has not ended on the last date the Closing shall be required to occur pursuant to the foregoing, the Closing shall occur instead on the earlier of (a) the first (1st) Business Day immediately following the day that the Marketing Period expires and (b) any Business Day during the Marketing Period as may be specified by Montage on no less than three (3) Business Days’ prior written notice to Marigold. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

Section 1.2 Reserved.

Section 1.3 Merger.

(a) Merger Effective Time. At the Closing, Montage shall (i) cause articles of merger in form and substance mutually agreeable to Montage and Marigold (the “Articles of Merger”) with respect to the Merger, together with the Virginia Plan of Merger, to be executed and filed with the State Corporation Commission of the Commonwealth of Virginia (the “VSCC”) in accordance with Section 13.1-720 of the Virginia Stock Corporation Act (the “VSCA”), and (ii) duly make all other filings and recordings required by the VSCA and/or the VSCC in order to effectuate the Merger. The Articles of Merger shall provide that the Merger shall become effective at the time a certificate of merger is issued by the VSCC or at such later time and date as may be designated jointly by Montage and Marigold and specified in the Articles of Merger (such date and time of the effectiveness of the Articles of Merger being hereinafter referred to as the “Effective Time”).

(b) The Merger. Subject to the terms and conditions of this Agreement, in accordance with the VSCA, at the Effective Time, Merger Sub shall merge with and into Marigold. Marigold shall be the surviving corporation in the Merger, and shall continue its existence as a corporation under the Laws of the Commonwealth of Virginia. As of the Effective Time, the separate legal existence of Merger Sub shall cease.

(c) Effects of the Merger. The Merger shall have the effect set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Marigold and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Marigold and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

(d) Articles of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger, the articles of incorporation and bylaws attached hereto as Exhibit C and Exhibit D, respectively, shall be the articles of incorporation (“Surviving Corporation Charter”) and bylaws (“Surviving Corporation Bylaws”) of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(e) Directors and Officers of the Surviving Corporation. Immediately following the Effective Time, (i) the director of Merger Sub serving immediately prior to the Effective Time shall be the director of the Surviving Corporation until the earlier of his death, resignation or removal or the time at which his successor is duly elected or appointed and qualified, and (ii) the officers of Merger Sub serving immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

(f) Board of Directors of Montage. Unless otherwise agreed to by Montage and Marigold prior to the Effective Time, prior to the Effective Time, Montage shall take all requisite action so that, as of immediately after the Effective Time, the size of the Montage Board shall be fixed at nine (9) members, and two (2) members of the Marigold Board identified on Exhibit E shall become members of the Montage Board (the “Marigold Designees”). For the avoidance of doubt, Montage and the Montage Board shall take all requisite action so that the Marigold Designees shall have been appointed to the Montage Board prior to the Effective Time with such Marigold Designees taking office immediately after the Effective Time.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Reserved.

Section 2.2 Conversion of Securities in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Montage, Marigold, Merger Sub or any shareholder thereof,

(a) subject to Section 2.6, each share of Marigold Common Stock issued and outstanding immediately prior to the Effective Time, other than any Marigold Cancelled Shares, shall automatically be converted, subject to the terms, conditions and procedures set forth in this Article II, into the right to receive the following: (A) $10.55 in cash, without interest (the “Cash Consideration”), (B) a fraction of a validly issued, fully paid and nonassessable share of Montage Class A Common Stock equal to the Marigold Exchange Ratio (the “Stock Consideration”), and (C) unless a Pre-Closing CVR Distribution has occurred, one (1) Contingent Value Right to be issued by Montage pursuant to the CVR Agreement (the “CVR Consideration”, if any, the Cash Consideration and the Stock Consideration, collectively, the “Marigold Merger Consideration”);

(b) each share or other security representing capital stock in Marigold owned, directly or indirectly, by any of the Marigold Subsidiaries or Montage or any of the Montage Subsidiaries immediately prior to the Effective Time (collectively, “Marigold Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c) each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid, validly issued and nonassessable share of Common Stock, no par value per share, of the Surviving Corporation.

Section 2.3 Marigold Stock Options and Other Stock-Based Awards. Prior to the Effective Time, Montage, the Montage Board, Marigold, the Marigold Board and the Compensation Committee of the Marigold Board shall, in accordance with the applicable Marigold Incentive Plan, take all actions necessary so that:

(a) (x) each unvested Marigold Stock Option that is outstanding immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time (if not then vested) and (y) as of the Effective Time, each Marigold Stock Option shall be assumed by Montage and become an option (a “Marigold Exchange Option”) to purchase, on the same terms and conditions other than vesting (including applicable exercise and expiration provisions) as applied to each such Marigold Stock Option immediately prior to the Effective Time, the number of shares of Montage Class A Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Marigold Voting Common Stock subject to such Marigold Stock Option immediately prior to the Effective Time by the Marigold Equity Award Exchange Ratio, at an exercise price per share of Montage Class A Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price for each such share of Marigold Voting Common Stock subject to such Marigold Stock Option immediately prior to the Effective Time divided by (B) the Marigold Equity Award Exchange Ratio. In addition, unless a Pre-Closing CVR Distribution has occurred, at the Effective Time, each holder of a Marigold Stock Option outstanding immediately prior to the Effective Time shall be entitled to receive one (1) Contingent Value Right for each share of Marigold Voting Common Stock subject to such Marigold Stock Option immediately prior to the Effective Time.

(b) (x) each share of Marigold Restricted Stock and each right of any kind, contingent or accrued, to receive shares of Marigold Voting Common Stock or benefits measured in whole or in part by the value of a number of shares of Marigold Voting Common Stock granted by Marigold outstanding immediately prior to the Effective Time (including Marigold DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Marigold Stock Options (each, other than Marigold Stock Options, a “Marigold Stock-Based Award”), shall become fully vested and all restrictions shall lapse as of immediately prior to the Effective Time and (y) as of the Effective Time, (1) each Marigold Stock-Based Award that is not considered “deferred compensation” that is subject to Section 409A of the Code shall be cancelled and converted into the right to receive at the Effective Time, with respect to each share of Marigold Common Stock underlying the Marigold Stock-Based Award immediately prior to the Effective Time, the Marigold Merger Consideration and (2) each Marigold Stock-Based Award that is considered “deferred compensation” that is subject to Section 409A of the Code shall be cancelled and converted into the right to receive, at the time provided for payment or settlement of the award pursuant to the terms of the applicable agreement, arrangement or plan relating to such Marigold Stock-Based Award, with respect to each share of Marigold Common Stock underlying the Marigold Stock-Based Award immediately prior to the Effective Time, the Marigold Merger Consideration.

(c) Montage shall file, no later than five (5) Business Days after the Effective Time, an effective registration statement on Form S-8 (or any successor or other appropriate form) under the Securities Act to register shares of Montage Class A Common Stock issuable upon exercise of the Marigold Exchange Options or the settlement of any Marigold Stock-Based Award.

(d) “Marigold Equity Award Exchange Ratio” means (i) the Marigold Exchange Ratio plus (ii) (x) the Cash Consideration divided by (y) the average of the daily volume weighted average price of a share of Montage Class A Common Stock on the NASDAQ over the ten (10) consecutive trading-day period ending on the second (2nd) trading day immediately prior to the Closing Date.

Section 2.4 Reserved.

Section 2.5 Reserved.

Section 2.6 Exchange of Marigold Common Stock.

(a) Prior to the Closing Date, Montage shall appoint an agent reasonably acceptable to Marigold (the “Exchange Agent”) to act as paying and exchange agent, including for purposes of exchanging certificates representing Marigold Common Stock (the “Marigold Certificates”) (or affidavits of loss in lieu thereof) or Marigold Common Stock held in book-entry form (the “Marigold Book-Entry Securities”) for the Marigold

Merger Consideration. Prior to the Effective Time, Montage shall deposit or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Marigold Certificates and Marigold Book-Entry Securities, (i) shares of Montage Class A Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, (ii) an amount of cash sufficient in order for the Exchange Agent to distribute the aggregate Cash Consideration and (iii) unless a Pre-Closing CVR Distribution has occurred, Contingent Value Rights sufficient in order for the Exchange Agent to distribute the aggregate CVR Consideration. In addition, Montage shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.6(g) and cash in lieu of any fractional shares payable pursuant to Section 2.6(e). The shares of Montage Class A Common Stock and cash deposited with the Exchange Agent for the benefit of the holders of Marigold Common Stock are collectively referred to herein as the “Marigold Exchange Fund”. In connection with the foregoing, Montage shall enter into an Exchange Agent Agreement with the Exchange Agent, in a form reasonably acceptable to Marigold, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 2.6.

(b) Promptly after the Closing Date, Montage shall cause the Exchange Agent to mail to each holder of record of Marigold Common Stock a letter of transmittal in a form prepared by Montage and reasonably acceptable to Marigold (a “Marigold Letter of Transmittal”) (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Marigold Certificates (or affidavits of loss in lieu thereof) or transfer of the Marigold Book-Entry Securities to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Marigold Book-Entry Securities) and instructions for use in effecting the surrender of Marigold Certificates (or affidavits of loss in lieu thereof) or Marigold Book-Entry Securities in exchange for the Marigold Merger Consideration.

(c) Each holder of shares Marigold Common Stock that have been converted into the right to receive the Marigold Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Marigold Certificate (or affidavit of loss in lieu thereof), together with a properly completed Marigold Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Marigold Book-Entry Securities, the Marigold Merger Consideration in respect of the Marigold Common Stock represented by a Marigold Certificate (or affidavit of loss in lieu thereof) or Marigold Book-Entry Security. The shares of Montage Class A Common Stock constituting part of the Marigold Merger Consideration shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of Marigold Common Stock or is otherwise required under applicable Law. The Contingent Value Rights constituting part of the Marigold Merger Consideration (if applicable) shall be in uncertificated book-entry form. The Exchange Agent shall accept such Marigold Certificates (or affidavits of loss in lieu thereof) or Marigold Book-Entry Securities upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Marigold Merger Consideration is to be paid to a Person other than the Person in whose name the applicable Marigold Common Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such Marigold Certificate shall be properly endorsed or such Marigold Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such Marigold Book-Entry Security shall be properly transferred, and (ii) the Person requesting such exchange shall pay to Montage any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than that of the registered holder of the Marigold Certificate (or Marigold Common Stock specified in an affidavit of loss in lieu thereof) and/or Marigold Book-Entry Security so surrendered, or such Person shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(d) All shares of Marigold Common Stock converted pursuant to Section 2.2, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. From and after the Effective Time, until surrendered as contemplated by this Section 2.6, each Marigold Certificate and/or Marigold Book-Entry Security shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Marigold Letter of Transmittal, cash, Contingent Value

Rights (if applicable) and certificates or evidence of shares in book-entry form representing the Marigold Merger Consideration that the holder of such Marigold Certificate and/or Marigold Book-Entry Security is entitled to receive pursuant to Section 2.2(a), and any additional cash payment that such holder is entitled to receive pursuant to Section 2.6(e) and Section 2.6(g). No interest will be paid or will accrue on any such consideration. The issuance or payment of the Marigold Merger Consideration and the payment of any cash payment required to be made pursuant to Section 2.6(e) in respect of Marigold Common Stock in accordance with the terms of this Agreement shall be deemed issued and paid in full satisfaction of all rights pertaining to such Marigold Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.6(g)).

(e) No certificates or book-entry securities representing less than one share of Montage Class A Common Stock shall be issued in the Merger as a result of the conversion provided for in Section 2.2(a), but in lieu thereof each Marigold Shareholder otherwise entitled to a fractional share of Montage Class A Common Stock (after aggregating the total number of shares of Montage Class A Common Stock that such Marigold Shareholder has the right to receive pursuant to Section 2.2(a)) shall be entitled to receive from Montage, in accordance with the provisions of this Section 2.6(e), a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of Montage Class A Common Stock to which such Marigold Shareholder would otherwise be entitled, multiplied by (ii) the average daily volume weighted average price of a share of Montage Class A Common Stock on the NASDAQ over the five (5) consecutive trading days immediately prior to the Closing Date. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Montage that would otherwise be caused by the issuance of fractional shares.

(f) After the Effective Time, there shall be no further transfer on the records of Marigold of Marigold Common Stock which has been converted, pursuant to this Agreement, into the right to receive the consideration set forth herein, and if any Marigold Certificates (or affidavits of loss in lieu thereof) and/or Marigold Book-Entry Securities, together with a duly executed and properly completed Marigold Letter of Transmittal, are presented to the Exchange Agent, Montage or the Surviving Corporation for transfer they shall be cancelled and exchanged, without interest, for the Marigold Merger Consideration as provided in Section 2.2(a) (together with any cash in lieu of fractional shares pursuant to Section 2.6(e)).

(g) No dividends or other distributions with respect to the shares of Montage Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Marigold Common Stock with respect to the shares of Montage Class A Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Montage to the Exchange Agent and shall be included in the Marigold Exchange Fund, in each case until the surrender of such Marigold Certificate (or affidavit of loss in lieu thereof) or Marigold Book-Entry Security in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Marigold Certificate or Marigold Book-Entry Security (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Montage Class A Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Montage Class A Common Stock. No distributions with respect to Contingent Value Rights issuable as CVR Consideration hereunder with a payment date after the Effective Time shall be paid to the holder of any unsurrendered Marigold Common Stock, and all such distributions instead shall be paid by Montage to the Exchange Agent and shall be included in the Marigold Exchange Fund, in each case, until the surrender of such Marigold Certificate (or affidavit of loss in lieu thereof) or Marigold Book-Entry Security in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Marigold Certificate or Marigold Book-Entry Security (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, the amount of such distributions theretofore paid with respect to such Contingent Value Rights issuable as CVR Consideration to which such holder is entitled pursuant to this Agreement and the CVR Agreement.

(h) None of Montage, Merger Sub, or Marigold shall be liable to any Person in respect of any shares of Montage Class A Common Stock or Contingent Value Rights (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(i) If any Marigold Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery for the benefit of Montage of a bond of indemnity in an amount and upon terms reasonably satisfactory to the Exchange Agent, and (iii) execution and delivery of a Marigold Letter of Transmittal, Montage will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of Marigold Common Stock represented by such certificate in accordance with the terms of this Agreement.

(j) Any portion of the Marigold Exchange Fund that remains unclaimed by the holders of Marigold Common Stock twelve (12) months after the Closing Date shall be returned to Montage, upon demand, and any such holder who has not exchanged Marigold Common Stock for the Marigold Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to Montage for payment of the Marigold Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.6(g) and any cash in lieu of fractional shares pursuant to Section 2.6(e), in respect of such shares without any interest thereon.

Section 2.7 Withholding Rights. Each of Montage and the Surviving Corporation and any of their respective Subsidiaries (and any agent acting on behalf of any of them, including the Exchange Agent) shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax Law. Any such withheld amounts (i) shall be remitted by Montage, the Surviving Corporation or any Subsidiary of any of them (or any agent acting on behalf of any of them, including the Exchange Agent), as the case may be, to the appropriate Governmental Entity and (ii) provided that such amounts are remitted to the appropriate Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8 Adjustments. In the event that, at any time during the period from the date hereof to the Effective Time, Marigold or Montage, as applicable, changes (or establishes a record date for changing) the number of shares of Marigold Common Stock issued and outstanding, or the number of shares of Montage Common Stock issued and outstanding, as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or any similar transaction, or Montage issues (or establishes a record date for issuing) any Equity Interests or rights in connection with a shareholder rights’ plan (or any payments are made to the holders of such rights or in lieu of issuing such rights), in each case other than pursuant to transactions contemplated by this Agreement, then the Marigold Merger Consideration shall be appropriately and proportionally adjusted to reflect fully the effect of such change, issuance or payment.

Section 2.9 Appraisal Rights. In the event that a Pre-Closing CVR Distribution has occurred, by virtue of Section 13.1-730(B) of the VSCA, no appraisal rights shall be available to the holders of Marigold Voting Common Stock in connection with the Merger. There are currently no outstanding shares of Marigold Non-Voting Common Stock, and Marigold will issue no shares of Marigold Non-Voting Common Stock following the execution and delivery hereof except pursuant to the exercise of conversion rights for Marigold Voting Common Stock specified in the Marigold articles of incorporation. In the event (i) any such conversion of Marigold Voting Common Stock into Marigold Non-Voting Common Stock shall occur prior to the Effective Time, shares of Marigold Non-Voting Common Stock that are outstanding immediately prior to the Effective Time and (ii) a Pre-Closing CVR Distribution has not occurred, shares of Marigold Voting Common Stock that are outstanding immediately prior to the Effective Time, in each case, which are held by shareholders who shall have properly demanded appraisal for such shares in accordance with the VSCA to the extent entitled thereto (collectively, the “Dissenters’ Shares”), shall not be converted into or represent the right to receive the Marigold Merger

Consideration, and the holders of such shares instead shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA; provided that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Marigold Merger Consideration upon surrender of the Marigold Certificates in the manner provided in Section 2.6 hereof that, immediately prior to the Effective Time, evidenced such shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MARIGOLD

Except (a) as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “Marigold Disclosure Letter”) delivered by Marigold to Montage prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Marigold Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Marigold SEC Documents as publicly filed by Marigold with the SEC after December 31, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Marigold hereby represents and warrants to Montage as follows:

Section 3.1 Company Organization.

(a) Marigold is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Marigold has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold.

(b) Complete copies of the articles of incorporation and bylaws of Marigold (the “Marigold Organizational Documents”), as in effect as of the date of this Agreement, have previously been made available to Montage.

(c) Each of the Marigold Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate or comparable power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold. Section 3.1(c) of the Marigold Disclosure Letter sets forth as of the date of this Agreement the name of each Marigold Subsidiary, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such Marigold Subsidiary.

(d) As of the date of this Agreement, Marigold does not hold any interests, either directly or indirectly, in any entities (other than the shares or other Equity Interests in the Subsidiaries of Marigold as set forth on Section 3.1(c) of the Marigold Disclosure Letter).

Section 3.2 Capitalization.

(a) As of the date hereof, the authorized shares of capital stock of Marigold consists solely of (i) 400,000,000 shares of Marigold Voting Common Stock, (ii) 400,000,000 shares of Marigold Non-Voting Common Stock, and (iii) 50,000,000 shares of Preferred Stock, with no par value (“Marigold Preferred Stock”). As of the close of business on January 22, 2016 (the “Marigold Capitalization Date”), 128,367,294 shares of Marigold Voting Common Stock were issued and outstanding, no shares of Marigold Non-Voting Common Stock were issued and outstanding and no shares of Marigold Preferred Stock were issued and outstanding. There are no fractional shares of Marigold Voting Common Stock, Marigold Non-Voting Common Stock or Marigold Preferred Stock outstanding. From the close of business on the Marigold Capitalization Date through the date hereof, there have been no issuances of shares of capital stock of Marigold other than (i) issuances of shares of Marigold Voting Common Stock upon the conversion of shares of Marigold Non-Voting Common Stock or issuances of shares of Marigold Non-Voting Common Stock upon the conversion of shares of Marigold Voting Common Stock, or (ii) issuances of shares of Marigold Voting Common Stock pursuant to the exercise of Marigold Stock Options or the settlement of Marigold Equity Grants outstanding as of the Marigold Capitalization Date and in each case in accordance with their terms in effect at such time. As of the Marigold Capitalization Date, no shares of Marigold Voting Common Stock or Marigold Non-Voting Common Stock were owned, directly or indirectly, by Marigold or any of the Marigold Subsidiaries. All of the issued and outstanding shares of Marigold Voting Common Stock and, if applicable, Marigold Non-Voting Common Stock have been duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. Except as set forth in Section 3.2(b) of the Marigold Disclosure Letter and except for the conversion rights of holders of shares of Marigold Common Stock set forth in the Marigold Organizational Documents, as of the date of this Agreement, none of Marigold or any of the Marigold Subsidiaries has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity securities of Marigold or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares, interests or securities. Except as set forth in the second sentence of this Section 3.2(a) or Section 3.2(b) of the Marigold Disclosure Letter, as of the date of this Agreement, (i) there are no options, restricted stock or other equity-based awards issued by Marigold or any Marigold Subsidiary currently outstanding under the Marigold Benefit Plans or otherwise and (ii) Marigold does not have any Marigold Common Stock or other Equity Interests issued or outstanding. There are no outstanding bonds, debentures, notes or other Indebtedness of Marigold or any Marigold Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of capital stock of Marigold may vote. Except as set forth in Section 3.2(b) of the Marigold Disclosure Letter, there are no outstanding agreements or other obligations of Marigold or any of the Marigold Subsidiaries requiring the registration for sale of any shares of Marigold Voting Common Stock, Marigold Non-Voting Common Stock, Marigold Preferred Stock or other Equity Interests in Marigold or any of the Marigold Subsidiaries.

(b) Section 3.2(b) of the Marigold Disclosure Letter sets forth, as of the Marigold Capitalization Date, the number of outstanding options to purchase shares of Marigold Voting Common Stock issued under the Marigold Incentive Plans (“Marigold Stock Options”), the number of outstanding restricted stock units with respect to shares of Marigold Voting Common Stock issued under the Marigold Incentive Plans (“Marigold RSUs”), the number of shares of restricted Marigold Voting Common Stock outstanding under the Marigold Incentive Plans (“Marigold Restricted Stock”), and the number of deferred stock units outstanding under the Marigold Deferred Compensation Plans (“Marigold DSUs”, and together with the Marigold Stock Options, Marigold RSUs and Marigold Restricted Stock, the “Marigold Equity Grants”). As of the close of business on the Marigold Capitalization Date, the weighted average exercise price of the Marigold Stock Options outstanding as of that date was $5.86 per share. Section 3.2(b) of the Marigold Disclosure Letter sets forth (x) with respect to each grant of Marigold Restricted Stock, the date of grant, the number of shares of Marigold Restricted Stock issued and any applicable vesting schedule, (y) with respect to each Marigold Stock Option, the date of grant, the number of shares of Marigold Voting Common Stock that are reserved with respect to such Marigold Stock

Option and the exercise price thereof, the portion of each such Marigold Stock Option that is vested, any applicable vesting schedule and the expiration date, and (z) with respect to each grant of Marigold RSUs or Marigold DSUs, the grant date and the number of Marigold RSUs or Marigold DSUs outstanding and the number of shares of Marigold Voting Common Stock subject to issuance upon the vesting of such Marigold RSUs or Marigold DSUs. Since the close of business on the Marigold Capitalization Date, no Marigold Equity Grants have been issued, made or granted.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Marigold Subsidiary, other than the Marigold Sharing Companies, are owned by Marigold, either directly or through ownership of another wholly owned Marigold Subsidiary, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (“Liens”) (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights and have been issued in compliance with all applicable securities Laws. None of Marigold or any of the Marigold Subsidiaries have been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any Marigold Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Marigold directly or indirectly owns that number and percentage of issued and outstanding shares of capital stock or other equity ownership interest of the Marigold Sharing Companies, free and clear of all Liens, as set forth on Section 3.2(c) of the Marigold Disclosure Letter.

Section 3.3 Authority; No Violation.

(a) Marigold has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Marigold of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions on the part of Marigold. Except for the Required Marigold Vote, the calling of the Marigold Shareholder Meeting and the filing of the Virginia Plan of Merger with the VSCC, no corporate proceedings on the part of Marigold or vote, consent or approval of the Marigold Shareholders is necessary to approve this Agreement, the Virginia Plan of Merger or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Marigold and (assuming due authorization, execution and delivery by Montage and Merger Sub) constitutes the valid and binding obligation of Marigold, enforceable against Marigold in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). On or prior to the date hereof, the Marigold Board adopted resolutions (i) determining that this Agreement, the Virginia Plan of Merger and the transactions contemplated hereby and thereby, including the Merger, are advisable, fair to, and in the best interests of, Marigold and the Marigold Shareholders, (ii) adopting the Virginia Plan of Merger, (iii) approving and declaring the advisability of this Agreement, the Virginia Plan of Merger and the transactions contemplated hereby and thereby, including the Merger, and (iv) subject to the terms and conditions of Section 6.10, recommending that the Marigold Shareholders vote to approve this Agreement and the Virginia Plan of Merger.

(b) None of the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Marigold with any of the terms or provisions hereof or thereof will (i) violate any provision of the Marigold Organizational Documents or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 3.5 are duly obtained and/or made, (A) violate any Law or Order applicable to Marigold, any of the Marigold Subsidiaries or any of their respective properties or assets, (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other binding instrument or obligation, whether written or unwritten (collectively, “Contracts”), to which Marigold or any of the Marigold Subsidiaries is a party, (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Marigold or any of the Marigold Subsidiaries or (D) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, the terms of the Mercury Merger Agreement, except, with respect to clauses (ii)(A), (ii)(B) and (ii)(C), as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold.

Section 3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2013, Marigold has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Marigold with the SEC (the “Marigold SEC Documents”). As of their respective dates, the Marigold SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Marigold SEC Documents and, except to the extent that information contained in such Marigold SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Marigold SEC Document, none of Marigold SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in Marigold SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Marigold and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Marigold and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Marigold and its Subsidiaries. No financial statements of any Person are required by GAAP to be included in the consolidated financial statements of Marigold.

(c) Marigold maintains, and at all times since January 1, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Marigold and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Marigold; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Marigold’s management has completed an assessment of the effectiveness of Marigold’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2014, and, except as set forth in Marigold SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Marigold’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Marigold maintained effective internal control over financial reporting as of December 31, 2014. To the knowledge of Marigold, except as set forth in the Marigold SEC Documents filed prior to the date of this Agreement, since January 1, 2014, Marigold’s independent registered accountant has not identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Marigold; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of Marigold; or (3) any claim or allegation regarding any of the foregoing.

(d) Marigold maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Marigold’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Marigold’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Marigold and the principal financial officer of Marigold to make the certifications required under the Exchange Act with respect to such reports. Marigold is in compliance in all material respects with all current listing and corporate governance requirements of NYSE.

(e) None of Marigold or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Marigold in any of Marigold’s published financial statements or other Marigold SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to Marigold SEC Documents. To the knowledge of Marigold, none of the Marigold SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Marigold.

(g) Each document required to be filed by Marigold with the SEC in connection with the transactions contemplated by this Agreement (the “Marigold Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Marigold Disclosure Documents, at the time of the filing of such Marigold Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to Marigold that Marigold provides to Montage in writing specifically for use in the proxy statement relating to the Montage Shareholder Meeting and the Marigold Shareholder Meeting jointly prepared by Montage and Marigold (including any amendment or supplement thereto or document incorporated by reference therein, the “Joint Proxy Statement/Prospectus”) that will be sent to the shareholders of Marigold in connection with the Marigold Shareholders’ meeting shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Marigold or at the time of Marigold Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) Notwithstanding the foregoing clauses (a) through (g) in Section 3.4, Marigold makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Montage or Merger Sub for inclusion or incorporation by reference in Marigold Disclosure Documents or the Joint Proxy Statement/Prospectus.

Section 3.5 Consents and Approvals. None of the execution and delivery of this Agreement, the Virginia Plan of Merger or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require Marigold or any of its Affiliates to make, deliver or obtain any notice or Permit with, to or from any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization (each a “Governmental Entity”) prior to or as of the Effective Time in connection with the execution and delivery of this Agreement and any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Virginia Plan of Merger and Articles of Merger and other appropriate merger documents required by the VSCC with, and acceptance of the Articles of Merger by, the VSCC pursuant to the VSCA, (ii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules, (iv) any filings under the Securities Act or the Exchange Act, including the Joint Proxy Statement/Prospectus, or pursuant to the rules of the NYSE or NASDAQ, and (v) any such notice or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold and would not be reasonably likely to prevent or materially delay the consummation by Marigold of the Merger.

Section 3.6 Broker’s Fees. Neither Marigold nor any Marigold Subsidiary has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Merger or other transactions contemplated by this Agreement or the other Transaction Documents, other than Goldman, Sachs & Co. and RBC Capital Markets, LLC, and the agreements with respect to such engagements have previously been made available to Montage.

Section 3.7 Absence of Certain Changes or Events. Between September 30, 2015 and the date hereof, (i) Marigold and the Marigold Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practices, and (ii) neither Marigold nor any of the Marigold Subsidiaries has taken any action that would require the consent of Montage pursuant to Section 5.2 had such action occurred after the date of this Agreement and prior to the Closing. Between September 30, 2015 and the date hereof, there has not been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Marigold.

Section 3.8 Legal Proceedings. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold, there are no (i) actions, claims, suits, arbitrations, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of Marigold, threatened) against Marigold or any of the Marigold Subsidiaries, or any of their respective properties, at law or in equity, or (ii) orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity (collectively, “Orders”), against Marigold or any of the Marigold Subsidiaries or any of their respective properties.

Section 3.9 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold: (i) Marigold and each of the Marigold Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) Marigold and each of the Marigold Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return, and have made adequate provision in accordance with GAAP on the Marigold SEC Documents for any Taxes not yet payable as of the respective dates of the Marigold SEC Documents; (iii) Marigold and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and have timely collected, deducted or withheld and paid over to the appropriate Governmental Entity all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws; (iv) there is no outstanding assessment or deficiency of Tax asserted in writing against Marigold or any of the Marigold Subsidiaries; (v) neither Marigold nor any of the Marigold Subsidiaries has been informed in writing by any jurisdiction where Marigold or a Marigold Subsidiary does not file Tax Returns that the jurisdiction believes that Marigold or the Marigold Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vi) there are no Liens with respect to Taxes upon any of the assets or properties of Marigold or any of the Marigold Subsidiaries, other than Permitted Liens; (vii) neither Marigold nor any of the Marigold Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (viii) neither Marigold nor any of the Marigold Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date or (E) election by Marigold or any of the Marigold Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(b) Neither Marigold nor any of the Marigold Subsidiaries: (i) has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) has requested any extension of time within which to file any Tax Return (other than routine extensions of not more than 6 months beyond the otherwise applicable due date), which Tax Return has not yet been filed; (iii) has executed or filed any power of attorney with any taxing authority, which is still in effect; (iv) has any liability for any Taxes of any Person (other than Marigold or the Marigold Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise; or (v) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority. No examination or audit of any Tax Return of Marigold or any of the Marigold Subsidiaries, or with respect to any Taxes due from Marigold or any of the Marigold Subsidiaries, by any taxing authority is in progress or threatened.

(c) Marigold and each of the Marigold Subsidiaries have made available to Montage complete and accurate copies of all U.S. federal and applicable state and local income Tax Returns filed for taxable years ending on or after December 31, 2012.

(d) Neither Marigold nor any of the Marigold Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Marigold).

(e) Marigold has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither Marigold nor any of the Marigold Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Marigold or any of the Marigold Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

(g) Neither Marigold nor any of the Marigold Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, or any other “reportable transaction” within the meaning of such Treasury Regulation.

(h) As of December 31, 2014, the Marigold consolidated group had net operating loss carryforwards of approximately $635 million for U.S. federal income Tax purposes (the “Marigold NOL Carryforwards”). None of the Marigold NOL Carryforwards is subject to any limitation under Treasury Regulation Sections 1.1502-15 or 1.1502-21. As of the date of this Agreement (x) the Marigold NOL Carryforwards are subject to limitation under Section 382 of the Code and (y) the limitations are such that substantially all of the Marigold NOL Carryforwards are expected to be available for use prior to their expiration.

Section 3.10 Employee Benefits.

(a) Section 3.10(a) of the Marigold Disclosure Letter includes a complete list of all material Marigold Benefit Plans and all Material Marigold Employment Agreements.

(b) With respect to each Marigold Benefit Plan, Marigold has delivered or made available to Montage a true, correct and complete copy of: (i) each writing constituting a part of such Marigold Benefit Plan; (ii) the current summary plan description, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report, if any; (v) the most recent determination letter from the IRS, if any; (vi) each trust agreement, group annuity contract, group insurance contract, administrative service agreement, fidelity bond, and fiduciary liability insurance policy relating to any such Marigold Benefit Plan, if any; (vii) the most recent nondiscrimination test reports for each applicable Marigold Benefit Plan; and (viii) all material communications received in writing from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, or any other Governmental Entity. Marigold has delivered or made available to Montage a correct and complete copy of each Material Marigold Employment Agreement.

(c) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, all contributions required to be made to any Marigold Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any Marigold Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

(d) Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, (i) with respect to each Marigold Benefit Plan and Marigold Employment Agreement, Marigold and the Marigold Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such Marigold Benefit Plans, (ii) each Marigold Benefit Plan and Marigold Employment Agreement has been administered in all respects in accordance with its terms, (iii) none of Marigold, the Marigold Subsidiaries, their respective ERISA Affiliates or any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Marigold Benefit Plans or their related trusts, Marigold, any of the Marigold Subsidiaries, any of their respective ERISA Affiliates or any person that Marigold or any of the Marigold Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) Marigold does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

(e) Section 3.10(e) of the Marigold Disclosure Letter identifies each Marigold Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Marigold Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Marigold Qualified Plan and the related trust that has not been revoked or Marigold is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Marigold, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Marigold Qualified Plan or the related trust that cannot be corrected without material liability to Marigold.

(f) Section 3.10(f) of the Marigold Disclosure Letter lists each Marigold Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code (each, a “Marigold Pension Plan”). With respect to each Marigold Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; and (ii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by Marigold or any of its ERISA Affiliates (other than for the payment of premiums), and there are no premium payments which have become due that are unpaid.

(g) No Marigold Benefit Plan is a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) and none of Marigold, the Marigold Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, (i) contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred, or reasonably expects to incur, any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

(h) Marigold and the Marigold Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA and at no expense to Marigold and the Marigold Subsidiaries. No Marigold Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, any Marigold Benefit Plan or Marigold Employment Agreement that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

(i) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Marigold or any of the Marigold Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by Marigold or the Marigold Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Marigold or any of the Marigold Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(j) Section 3.10(j) of the Marigold Disclosure Letter contains a true and complete list of all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which Marigold or any of the Marigold Subsidiaries is a party or to which any of their current or former employees is subject (collectively, the “Marigold Labor Agreements”). Marigold has provided or made available to Montage true and complete copies of each Marigold Labor Agreement. No material labor strike or organized work stoppage against Marigold or any of the Marigold Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of Marigold, is threatened. There are no material disputes pending or, to the Knowledge of Marigold, threatened, between Marigold or any of the Marigold Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of Marigold or any of the Marigold Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Marigold, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Marigold, there are no current union organization activities or representation questions involving employees, of Marigold or any of the Marigold Subsidiaries.

(k) Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, each of Marigold and the Marigold Subsidiaries is in compliance with all Marigold Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health.

(l) Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, none of Marigold or any of the Marigold Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Marigold or any of the Marigold Subsidiaries (each, a “Marigold Contingent Worker”) and no Marigold Contingent Worker has been improperly excluded from any Marigold Benefit Plan.

(m) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, there are no pending or, to the Knowledge of Marigold, threatened, actions, suits or claims with respect to any Marigold Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Marigold Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of Marigold, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any Marigold Benefit Plan.

Section 3.11 Compliance with Law; Permits.

(a) Marigold and each of the Marigold Subsidiaries is in compliance with and since January 1, 2013, has been in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity (collectively, “Laws” and each, a “Law”) applicable to any of them or any of their applicable businesses or operations (other than Tax Laws, which are the subject of Section 3.9), except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) Marigold and the Marigold Subsidiaries have all Permits that are reasonably necessary to enable Marigold and the Marigold Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) Marigold and the Marigold Subsidiaries are not in violation or breach of, or default under, any of the terms and conditions of its Permits.

(c) Marigold or the Marigold Subsidiaries identified on Section 3.11(c) of the Marigold Disclosure Letter, as the case may be, are the holders of the Marigold Station Licenses, which constitute all of the Marigold FCC Licenses material to the business and operation of the Marigold Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, the Marigold Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, Marigold and the Marigold Subsidiaries (i) operate each Marigold Station and have operated each Marigold Station in compliance with the Communications Act and the FCC Rules and the applicable Marigold Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Marigold Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Marigold Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Marigold Station Licenses or construction Permits issued to modify the Marigold Station Licenses to the extent required to be completed as of the date hereof. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, to the Knowledge of Marigold, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Marigold Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 6.3(e)(iii) or as listed in Section 3.11(c) of the Marigold Disclosure Letter, neither Marigold nor any of the Marigold Subsidiaries, nor any of the Marigold Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Marigold Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement. There is not (i) pending, or, to the Knowledge of Marigold, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Marigold FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against the Marigold Stations, Marigold or any Marigold Subsidiary with respect to the Marigold Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Marigold Station Licenses. The Marigold Station Licenses have been issued for the terms expiring as indicated on Section 3.11(c) of the Marigold Disclosure Letter and the Marigold Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Marigold Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 3.11(c) of the Marigold Disclosure Letter. Except as set forth in Section 3.11(c) of the Marigold Disclosure Letter, neither Marigold’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Marigold or for any of the Marigold Stations.

Section 3.12 Certain Contracts.

(a) Except for this Agreement and the Transaction Documents and any agreements contemplated hereby or thereby, as of the date hereof, neither Marigold nor any of the Marigold Subsidiaries is a party to or bound by:

(i) any Contract relating to material Indebtedness of Marigold or any of the Marigold Subsidiaries (other than such Contracts between Marigold and its wholly owned Subsidiaries);

(ii) any Contract under which Marigold or any of the Marigold Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (w) any such Contract pursuant to which there are no outstanding obligations, (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by Marigold or its wholly owned Subsidiaries in wholly owned Subsidiaries of Marigold);

(iii) any Contract that limits or purports to limit or restrict in any material respect the ability of Marigold or any of the Marigold Subsidiaries or Affiliates (including Montage and its Subsidiaries after the Merger) to compete in any business or geographic area;

(iv) any material partnership, joint venture, limited liability company or similar Contract;

(v) any Contract that is a local marketing agreement, joint sales agreement, shared services agreement or similar agreement;

(vi) any Contract relating to Program Rights under which it would reasonably be expected that Marigold and the Marigold Subsidiaries would make annual payments of $500,000 or more during any twelve (12) month period or the remaining term of such Contract;

(vii) any network affiliation Contract or similar Contract;

(viii) any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 50,000 paid subscribers with respect to each Marigold Station;

(ix) any material Barter Agreement;

(x) any material Contract with a Governmental Entity;

(xi) any Contract for the acquisition, sale, lease or license of any material business or properties or assets of or by Marigold or any of the Marigold Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since July 1, 2012 or any Contract for any acquisition of any material business or properties or assets by Marigold or any of the Marigold Subsidiaries pursuant to which

Marigold or any of the Marigold Subsidiaries has any outstanding “earn-out” or other obligation to pay consideration;

(xii) any Contract governing a Marigold Related Party Transaction;

(xiii) any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of Marigold;

(xiv) any registration rights agreements with respect to securities of Marigold;

(xv) any channel sharing agreement with a third party or parties with respect to the sharing of Spectrum for the operation of two or more separately owned television stations after the conclusion of the FCC Broadcast Incentive Auction; or

(xvi) any other Contract or series of related Contracts under which it would reasonably be expected that Marigold and the Marigold Subsidiaries would receive or make annual payments of $1,000,000 or more during any twelve (12) month period or the remaining term of such Contract;

(the Contracts of the type described in clauses (i) through (xv) above being referred to herein as the “Marigold Material Contracts”). Each Marigold Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof is listed on Section 3.12(a) of the Marigold Disclosure Letter and has heretofore been made available to Montage.

(b) With respect to each of the Marigold Material Contracts, (i) except to the extent it has expired in accordance with its terms, such Marigold Material Contract is valid and binding on Marigold or the Marigold Subsidiaries, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) none of Marigold or any of the Marigold Subsidiaries or, to the Knowledge of Marigold, any other party to such Marigold Material Contract, is in material breach or material violation of, or in material default under, such Marigold Material Contract, and (iii) to the Knowledge of Marigold, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Marigold Material Contract.

Section 3.13 Undisclosed Liabilities. Neither Marigold nor any of the Marigold Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the consolidated balance sheet (or fairly summarized in the notes thereto) of Marigold included in Marigold’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 publicly filed with the SEC prior to the date hereof, (ii) Liabilities incurred in connection with (x) this Agreement and the transactions contemplated hereby and (y), subject to Section 3.26, the Mercury Merger Agreement and the transactions contemplated thereby, (iii) Liabilities incurred in the ordinary course since September 30, 2015, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on Marigold or any of the Marigold Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Marigold.

Section 3.14 Property.

(a) Section 3.14(a) of the Marigold Disclosure Letter identifies, as of the date hereof:

(i) All material real properties (by name and location) owned by Marigold or any Marigold Subsidiary (the “Marigold Owned Property”);

(ii) all material leases, subleases and occupancy agreements for real properties and interests in real properties leased, subleased, occupied or operated by Marigold or any Marigold Subsidiary as lessee, sublessee or occupant (such properties, the “Marigold Leased Property” and such leases, subleases and occupancy agreements, the “Marigold Lessee Agreements”). The Marigold Owned Property and the Marigold Leased Property are referred to herein collectively as the “Marigold Real Property”; and

(iii) all material leases, subleases and occupancy agreements for Marigold Real Property to which Marigold or any Marigold Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “Marigold Lessor Agreements”). Each Marigold Lessee Agreement and Marigold Lessor Agreement (including all amendments and supplements thereto) as in effect on the date hereof has heretofore been made available to Montage.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) (x) Marigold or the Marigold Subsidiaries have good and marketable title to the Marigold Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Marigold Leased Property, sufficient to allow each of Marigold and the Marigold Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of Marigold, threatened condemnation, eminent domain or similar proceedings affecting any of the Marigold Real Property, and (ii) with respect to each of the Marigold Lessee Agreements and Marigold Lessor Agreements, (x) such Marigold Lessee Agreement or Marigold Lessor Agreement is valid and binding on Marigold or the Marigold Subsidiaries, as applicable, (y) none of Marigold or any of the Marigold Subsidiaries or, to the Knowledge of Marigold, any other party to such Marigold Lessee Agreement or Marigold Lessor Agreement, is in breach or violation of, or in default under, such Marigold Lessee Agreement or Marigold Lessor Agreement and (z) to the Knowledge of Marigold, no event has occurred which would result in such a breach or violation of, or a default under, such Marigold Lessee Agreement or Marigold Lessor Agreement.

(c) Each of Marigold and the Marigold Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute the Marigold Real Property (other than Intellectual Property), (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 3.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) Marigold and each of the Marigold Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Marigold or any of the Marigold Subsidiaries or, to the Knowledge of Marigold, at any real property formerly owned, leased, operated or controlled by Marigold or any of the Marigold Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on Marigold or any of the Marigold Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of Marigold, threatened against Marigold or any of the Marigold Subsidiaries; (iv) neither Marigold nor any of the Marigold Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Marigold or any Marigold Subsidiary under any Environmental Law; and (v) neither Marigold nor any of the Marigold Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against Marigold or any of the Marigold Subsidiaries.

Section 3.16 State Takeover Laws. Assuming the accuracy of the representation and warranty set forth in Section 4.24, the Marigold Board has taken all action required to be taken by the Marigold Board to exempt this Agreement and the transactions contemplated hereby, including the Merger, from any applicable takeover or anti-takeover statute (“Takeover Statutes”) under the VSCA, including the provisions of Articles 14 and 14.1 of the VSCA, and, to Marigold’s knowledge, there are no other Takeover Statutes applicable to this Agreement or the Merger.

Section 3.17 Insurance. Marigold has made available to Montage copies of all material insurance policies covering the assets, businesses, equipment, properties, operations, employees, officers and directors of Marigold and the Marigold Subsidiaries as of the date of this Agreement, a list of which is set forth on Section 3.17 of the Marigold Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, each such policy is in full force and effect and enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and Marigold and the Marigold Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

Section 3.18 Intellectual Property.

(a) Section 3.18(a) of the Marigold Disclosure Letter sets forth a true, correct and complete list of patents, trademarks (including service marks and domain names), and copyrights that are owned by and material to Marigold or the Marigold Subsidiaries and that are registered or subject to pending applications for registration. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, Marigold or the Marigold Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of Marigold and the Marigold Subsidiaries taken as a whole as conducted as of the date of this Agreement (the “Marigold IP”). To the Knowledge of Marigold, (i) each material registration included in Marigold IP and set forth in Section 3.18(a) of the Marigold Disclosure Letter is valid and enforceable and (ii) each material registration and material pending application for registration included in Marigold IP and set forth in Section 3.18(a) of the Marigold Disclosure Letter is subsisting.

(b) To the Knowledge of Marigold, (i) no Marigold IP owned by Marigold or a Marigold Subsidiary is being infringed, misappropriated or otherwise violated by any third party, and (ii) neither Marigold nor any Marigold Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in material liability for Marigold or any Marigold Subsidiary. Marigold and the Marigold Subsidiaries have complied in all material respects with all applicable requirements in Section 512 of Title 17 of the United States Code to qualify for a limitation on liability for copyright infringement. To the Knowledge of Marigold, (A) neither Marigold nor any Marigold Subsidiary has received notice of any claim alleging that Marigold or any Marigold Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party during the past year, and (B) there are no claims against Marigold or any Marigold Subsidiary presently pending, or threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. Neither Marigold nor any Marigold Subsidiary is a party to any outstanding Order that restricts, in a way material to the business of Marigold and the Marigold Subsidiaries, the use or ownership of any Marigold IP owned or purported to be owned by Marigold or any Marigold Subsidiary, and, to the Knowledge of Marigold, neither Marigold nor any Marigold Subsidiary is otherwise subject to any such outstanding Order.

(c) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, to the Knowledge of Marigold, there is no pending, or threatened in writing, claim or dispute regarding or disputing the ownership, registrability or enforceability, or use by Marigold or any Marigold Subsidiary, of any Marigold IP owned or purported to be owned by Marigold or a Marigold Subsidiary, excluding any office actions issued by a relevant Governmental Entity in the ordinary course of prosecution of any applications for registration of any Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, with respect to each work of authorship published or otherwise distributed by Marigold or a Marigold Subsidiary, Marigold or a Marigold Subsidiary is party to a written agreement pursuant to which Marigold or a Marigold Subsidiary is the owner of the copyright in such work of authorship or is otherwise granted sufficient rights under the copyright in such work of authorship to permit all past, current and contemplated use thereof by Marigold and the Marigold Subsidiaries.

Section 3.19 Related Party Transactions. Except for Contracts, transactions and other arrangements that are solely among Marigold and its wholly owned Subsidiaries, or that relate solely to director or employee compensation and/or benefits in the ordinary course of business, no (x) officer or director of Marigold or any of the Marigold Subsidiaries, or (y) to the Knowledge of Marigold, Affiliate of Marigold or any of such Affiliate’s Subsidiaries, or officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with Marigold or any of the Marigold Subsidiaries or has any interest in any property or asset of Marigold or any of the Marigold Subsidiaries, or (ii) to the Knowledge of Marigold, beneficially owns a controlling Equity Interest in a party of the type described in clause (i) above, in the case of clause (i) and (ii), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Marigold SEC Documents (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “Marigold Related Party Transaction”).

Section 3.20 Certain Business Practices. Since December 31, 2014, none of Marigold, any of the Marigold Subsidiaries, and, to the Knowledge of Marigold, any director, officer, employee or agent of Marigold or any of the Marigold Subsidiaries with respect to any matter relating to Marigold or any of the Marigold Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold.

Section 3.21 Vote Required. The affirmative vote of the holders of a majority of all votes cast, by holders of shares of Marigold Voting Common Stock, at a meeting at which a quorum of the Marigold Voting Common Stock exists, is the only vote of the holders of any class or series of shares of capital stock of Marigold necessary to approve this Agreement and the Virginia Plan of Merger (the “Required Marigold Vote”).

Section 3.22 MVPD Matters. Section 3.22 of the Marigold Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 50,000 paid subscribers with respect to each Marigold Station. To the Knowledge of Marigold, Marigold or the applicable Marigold Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 25,000 paid subscribers in any of the Marigold Stations’ Markets. Since December 31, 2014 and until the date hereof, (x) no such MVPD has provided written notice to Marigold or any Marigold Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Marigold, sought any form of relief from carriage of a Marigold Station from the FCC, (y) neither Marigold nor any Marigold Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Marigold Station from carriage or to change such Marigold Station’s channel position and (z) neither Marigold nor any Marigold Subsidiary has received written notice of a petition seeking FCC modification of any Market in which a Marigold Station is located.

Section 3.23 Opinion of Financial Advisor. The Marigold Board has received the separate oral opinions of Goldman, Sachs & Co. and RBC Capital Markets LLC (each to be confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and matters set forth in the applicable written opinion, the Marigold Merger Consideration to be received by holders of Marigold Voting Common Stock in the Merger is fair from a financial point of view to such holders. Marigold will, following the execution of this Agreement, make available to Montage, solely for informational purposes, a signed copy of each such opinion.

Section 3.24 Marigold Ownership of Montage Capital Stock. As of the date hereof, neither Marigold nor any Marigold Subsidiary nor any “affiliate” or “associate” of Marigold is an “interested stockholder” (as such terms are defined in Section 203 of the DGCL) of Montage. During the three (3) year period prior to the date of this Agreement, neither Marigold nor any Marigold Subsidiary nor any “affiliate” or “associate” of Marigold has been an “interested stockholder” (as such terms are defined in Section 203 of the DGCL) of Montage.

Section 3.25 Marigold Sharing Companies. Montage acknowledges that Marigold neither controls, nor necessarily has knowledge concerning the operations of, the Marigold Sharing Companies. Accordingly, the information provided in the Marigold Disclosure Letter respecting the Marigold Sharing Companies may be incomplete or inaccurate, but solely as a matter of contract risk allocation, and taking into account the materiality qualifiers set forth therein, Marigold has nevertheless agreed to make the representations and warranties respecting the Marigold Sharing Companies on the condition that Montage acknowledge the limited amount of information available to Marigold respecting the Marigold Sharing Companies.

Section 3.26 Mercury Merger Agreement. The Mercury Merger Agreement has been validly terminated. Marigold has complied in all material respects with the Mercury Merger Agreement, and, except as set forth in Section 8.2 of the Mercury Merger Agreement, has no continuing obligations under the Mercury Merger Agreement. Marigold has provided Montage with a true and complete copy of the Mercury Merger Agreement and the “Montage Disclosure Letter” (as defined in the Mercury Merger Agreement) delivered to Mercury at the time of the signing of the Mercury Merger Agreement, including all schedules, annexes and exhibits thereto. Neither Marigold nor any of the Marigold Subsidiaries is a party to any agreement providing for the selling, divesting, holding separate or otherwise conveying of any assets of Marigold or any of the Marigold Subsidiaries (or any other transaction ancillary to the Mercury Merger Agreement) that was entered into in connection with the Mercury Merger Agreement.

Section 3.27 No Other Marigold Representations and Warranties. Except for the representations and warranties made by Marigold in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter) or in any other Transaction Documents, neither Marigold nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Marigold or the Marigold Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Marigold or the Marigold Subsidiaries or any other matter furnished or provided to Montage or made available to Montage in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Marigold and the Marigold Subsidiaries disclaim any other representations or warranties, whether made by the Marigold Shareholders, Marigold, any Marigold Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter), Marigold and its Affiliates hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Montage or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Montage by any director, officer, employee, agent, consultant, or representative of the Marigold Shareholders, Marigold, any Marigold Subsidiary or any of their respective Affiliates). Montage acknowledges and agrees that, except for the representations and warranties made by Marigold in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter) or in any other Transaction Document, neither Marigold nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Marigold or the Marigold Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Marigold or the Marigold Subsidiaries or any other matter furnished or provided to Montage or made available to Montage in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Montage specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Marigold and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MONTAGE

Except (a) as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “Montage Disclosure Letter”) delivered by Montage to Marigold prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Montage Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Montage SEC Documents publicly filed with the SEC after December 31, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Montage hereby represents and warrants to Marigold as follows:

Section 4.1 Corporate Organization.

(a) Montage is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia. Montage has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Montage.

(b) Complete copies of the articles of incorporation and bylaws of Montage (the “Montage Organizational Documents”), as in effect as of the date of this Agreement, have previously been made available to Marigold.

(c) Each of the Montage Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate or comparable power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Montage. Section 4.1(c) of the Montage Disclosure Letter sets forth as of the date of this Agreement the name of each Montage Subsidiary, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such Montage Subsidiary.

(d) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement (including the Transaction Financing), Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e) As of the date of this Agreement, Montage does not hold any interests, either directly or indirectly, in any other entities (other than the shares or other Equity Interests in Subsidiaries of Montage as set forth on Section 4.1(c) of the Montage Disclosure Letter).

Section 4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Montage consists solely of 200,000 shares of Montage Preferred Stock, 100,000,000 shares of Montage Class A Common Stock, 20,000,000 shares of Montage Class B Common Stock and 5,000,000 shares of Montage Class C Common Stock. As of the close of business on January 22, 2016 (the “Montage Capitalization Date”), 31,621,369 shares of Montage Class A Common Stock were issued (30,652,804 outstanding and 968,565 held in treasury) and no shares of (i) Montage Class B Common Stock, (ii) Montage Class C Common Stock or (iii) Montage Preferred Stock were issued and outstanding. There are no fractional shares of Montage Class A Common Stock, Montage Class B Common Stock, Montage Class C Common Stock or Montage Preferred Stock outstanding. From the close of business on the Montage Capitalization Date through the date hereof, there have been no issuances of shares of capital stock of Montage other than (i) issuances of shares of Montage Class A Common Stock upon the conversion of shares of Montage Class C Common Stock or issuances of shares of Montage Class C Common Stock upon the conversion of shares of Montage Class A Common Stock, or (ii) issuances of shares of Montage Class A Common Stock pursuant to the exercise of Montage Stock Options or the settlement of Montage Equity Grants outstanding as of the Montage Capitalization Date and in accordance with their terms in effect at such time. As of the Montage Capitalization Date, no shares of Montage Class A Common Stock, Montage Class B Common Stock, Montage Class C Common Stock or Montage Preferred Stock were owned, directly or indirectly, by Montage or any of the Montage Subsidiaries. All of the issued and outstanding shares of Montage Class A Common Stock have been duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. The shares of Montage Class A Common Stock to be issued pursuant to the Merger, when issued to the Marigold Shareholders pursuant to this Agreement, shall be validly issued, fully paid, non-assessable and free and clear of any Liens and shall not have been issued in violation of any preemptive rights. Except pursuant to this Agreement, except as set forth in Section 4.2(b) of the Montage Disclosure Letter and except for the conversion rights of holders of shares of Montage Common Stock set forth in the Montage Organizational Documents, as of the date of this Agreement, none of Montage or any of the Montage Subsidiaries has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity securities of Montage or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Montage, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Except as set forth in the second sentence of this Section 4.2(a) or Section 4.2(b) of the Montage Disclosure Letter, as of the date of this Agreement, (i) there are no options, restricted stock or other equity-based awards issued by Montage or any Montage Subsidiary currently outstanding under the Montage Benefit Plans or otherwise and (ii) Montage does not have any Montage Common Stock or other Equity Interests issued or outstanding. There are no outstanding bonds, debentures, notes or other Indebtedness of Montage or any Montage Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of capital stock of Montage may vote. Except as set forth in Section 4.2(b) of the Montage Disclosure Letter, there are no outstanding agreements or other obligations of Montage or any of the Montage Subsidiaries requiring the registration for sale of any shares of Montage Class A Common Stock, Montage Class B Common Stock, Montage Class C Common Stock, Montage Preferred Stock or other Equity Interests in Montage or any of the Montage Subsidiaries.

(b) Section 4.2(b) of the Montage Disclosure Letter sets forth, as of the Montage Capitalization Date, the number of outstanding options to purchase shares of Montage Class A Common Stock issued under the Montage Incentive Plans (“Montage Stock Options”), the number of outstanding restricted stock units with respect to shares of Montage Class A Common Stock issued under the Montage Incentive Plans (“Montage RSUs” and together with the Montage Stock Options the “Montage Equity Grants”). As of the close of business on the Montage Capitalization Date, the weighted average exercise price of the Montage Stock Options outstanding as of that date was $21.54 per share. Section 4.2(b) of the Montage Disclosure Letter sets forth (x) with respect to each Montage Stock Option, the date of grant, the number of shares of Montage Class A Common Stock that are reserved with respect to such Montage Stock Option and the exercise price thereof, the portion of each such Montage Stock Option that is vested, any applicable vesting schedule and the expiration date, and (y) with respect to each grant of Montage RSUs, the grant date and the number of Montage RSUs outstanding. Since the close of business on the Montage Capitalization Date, no Montage Equity Grants have been issued, made or granted, except as expressly permitted by Section 5.3(b).

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Montage Subsidiary, other than the Montage Sharing Companies, are owned by Montage, either directly or through ownership of another wholly owned Montage Subsidiary, free and clear of any Liens (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights and have been issued in compliance with all applicable securities Laws. None of Montage or any Montage Subsidiary has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any Montage Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities.

Section 4.3 Authority; No Violation.

(a) Each of Montage and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Montage Board and the Board of Directors of Merger Sub. Except for the Required Montage Vote, the calling of the Montage Shareholder Meeting, the Merger Sub Shareholder Approval, and the filing of the Virginia Plan of Merger and the Articles of Merger and other appropriate merger documents required by the VSCA with the VSCC, no corporate proceedings on the part of Montage or Merger Sub or vote, consent or approval of the shareholders of Montage or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Montage, and Merger Sub and (assuming due authorization, execution and delivery by Marigold) constitutes the valid and binding obligation of each of Montage and Merger Sub, enforceable against each of Montage and Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). On or prior to the date hereof, the Montage Board adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Merger and the Montage Share Issuance are advisable, fair to, and in the best interests of, Montage and the Montage Shareholders, (b) approving the Montage Share Issuance, and (c) subject to the terms and conditions of Section 6.11 of this Agreement, recommending that the holders of shares of Montage Class A Common Stock vote to approve the Montage Share Issuance.

(b) None of the execution and delivery of this Agreement or any of the Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Montage or Merger Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Montage Organizational Documents or any provision of Merger Sub’s articles of incorporation or bylaws, or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 4.5 are duly obtained and/or made, (A) violate any Law or Order applicable to Montage or Merger Sub or any of Montage’s other Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any Contracts to which Montage or any of the Montage Subsidiaries is a party, or (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Montage or any of the Montage Subsidiaries, except with respect to clause (ii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage.

Section 4.4 SEC Filings; Financial Statements.

(a) Since January 1, 2013, Montage has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein)

required to be filed or furnished by Montage with the SEC (the “Montage SEC Documents”). As of their respective dates, the Montage SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Montage SEC Documents and, except to the extent that information contained in such Montage SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Montage SEC Document, none of the Montage SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) of Montage contained or incorporated by reference in Montage SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Montage and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Montage and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Montage and its Subsidiaries. No financial statements of any Person are required by GAAP to be included in the consolidated financial statements of Montage.

(c) Montage maintains, and at all times since January 1, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Montage and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Montage; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Montage’s management has completed an assessment of the effectiveness of Montage’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2014, and, except as set forth in Montage SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Montage’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Montage maintained effective internal control over financial reporting as of December 31, 2014. To the knowledge of Montage, except as set forth in the Montage SEC Documents filed prior to the date of this Agreement, since January 1, 2014, Montage’s independent registered accountant has not identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Montage; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of Montage; or (3) any claim or allegation regarding any of the foregoing.

(d) Montage maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Montage’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Montage’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Montage and the principal financial officer of Montage to make the certifications required under the Exchange Act with respect to such reports. Montage is in compliance in all material respects with all the applicable rules and regulations of NASDAQ.

(e) None of Montage or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Montage in any of Montage’s published financial statements or other Montage SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to Montage SEC Documents. To the knowledge of Montage, none of the Montage SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Montage.

(g) Each document required to be filed by Montage with the SEC in connection with the transactions contemplated by this Agreement (the “Montage Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Montage Disclosure Documents, at the time of the filing of such Montage Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i) The information with respect to Montage that Montage provides specifically for use in the Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Montage or at the time of the Montage Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii) Notwithstanding the foregoing clauses (a) through (g) in Section 4.4, Montage makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Marigold for inclusion or incorporation by reference in Montage Disclosure Documents or the Joint Proxy Statement/Prospectus.

Section 4.5 Consents and Approvals. None of the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require Montage or any of its Affiliates to make, deliver or obtain any notice or Permit with, to or from any Governmental Entity prior to or as of the Effective Time in connection with the execution and delivery of this Agreement and any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Virginia Plan of Merger and Articles of Merger and other appropriate merger documents required by the VSCA with and the acceptance of the Articles of Merger by the VSCC, (ii) any notices or filings under the HSR Act, (iii) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports, or informational filings required in connection therewith under the Communications Act and the FCC Rules, (iv) any filings under the Securities Act and the Exchange Act, including the Joint Proxy Statement/Prospectus and Form S-4, or pursuant to the rules of the NYSE or NASDAQ, and (v) any such notice or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage and would not be reasonably likely to prevent or materially delay the consummation by Montage of the Merger.

Section 4.6 Broker’s Fees. Neither Montage nor any Montage Subsidiary has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Merger or other transactions contemplated by this Agreement or any other Transaction Documents, other than Montage’s Financial Advisor, and the agreement with respect to such engagement has previously been made available to Marigold.

Section 4.7 Absence of Certain Changes or Events. Between September 30, 2015 and the date hereof, (i) Montage and the Montage Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practices, and (ii) none of Montage or the Montage Subsidiaries has taken any action that would require the consent of Marigold pursuant to Section 5.3 had such action occurred after the date of this Agreement and prior to the Closing. Between September 30, 2015 and the date hereof, there has not been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Montage.

Section 4.8 Legal Proceedings. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage, there are no (i) Actions pending (or, to the Knowledge of Montage, threatened) against Montage or any of the Montage Subsidiaries, or any of their respective properties, at law or in equity, or (ii)  Orders against Montage or any of the Montage Subsidiaries or any of their respective properties.

Section 4.9 Taxes.

(a) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage: (i) Montage and each of the Montage Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) Montage and each of the Montage Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return, and have made adequate provision in accordance with GAAP on the Montage SEC Documents for any Taxes not yet payable as of the respective dates of the Montage SEC Documents; (iii) Montage and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and have timely collected, deducted or withheld and paid over to the appropriate Governmental Entity all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws; (iv) there is no outstanding assessment or deficiency of Tax asserted in writing against Montage or any of the Montage Subsidiaries; (v) neither Montage nor any of the Montage Subsidiaries has been informed in writing by any jurisdiction where Montage or a Montage Subsidiary does not file Tax Returns that the jurisdiction believes that Montage or the Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vi) there are no Liens with respect to Taxes upon any of the assets or properties of Montage or any of the Montage Subsidiaries, other than Permitted Liens; (vii) neither Montage nor any of the Montage Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (viii) neither Montage nor any of the Montage Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date, or (E) election by Montage or any of the Montage Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

(b) Neither Montage nor any of the Montage Subsidiaries: (i) has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) has requested any extension of time within which to file any Tax Return (other than routine extensions of not more than 6 months beyond the otherwise applicable due date), which Tax Return has not yet been filed; (iii) has executed or filed any power of attorney with any taxing authority, which is still in effect; (iv) has any liability for any Taxes of any Person (other than Montage or the Montage Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise; or (v) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority. No examination or audit of any Tax Return of Montage or any of the Montage Subsidiaries, or with respect to any Taxes due from Montage or any of the Montage Subsidiaries, by any taxing authority is in progress or threatened.

(c) Montage and each of the Montage Subsidiaries have made available to Marigold complete and accurate copies of all U.S. federal and applicable state and local income Tax Returns filed for taxable years ending on or after December 31, 2012.

(d) Neither Montage nor any of the Montage Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Montage).

(e) Montage has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f) Neither Montage nor any of the Montage Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Montage or any of the Montage Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

(g) Neither Montage nor any of the Montage Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, or any other “reportable transaction” within the meaning of such Treasury Regulation.

(h) As of December 31, 2014, the Montage consolidated group (including certain entities in which Montage is considered to have a controlling financial interest as VIEs for GAAP purposes). had net operating loss carryforwards of approximately $333 million for U.S. federal income Tax purposes (the “Montage Group NOL Carryforwards”). None of the Montage Group NOL Carryforwards is subject to limitation under Treasury Regulations Sections 1.1502-15 or 1.1502-21. As of the date of this Agreement (x) the Montage Group NOL Carryforwards are subject to limitation under Section 382 of the Code and (y) the limitations are such that substantially all of the Montage Group NOL Carryforwards are expected to be available for use prior to their expiration.

Section 4.10 Employee Benefits.

(a) Reserved.

(b) Reserved.

(c) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, all contributions required to be made to any Montage Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any Montage Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

(d) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) with respect to each Montage Benefit Plan and Montage Employment Agreement, Montage and the Montage Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such Montage Benefit Plans, (ii) each Montage Benefit Plan and Montage Employment Agreement has been administered in all respects in accordance with its terms, (iii) none of Montage, the Montage Subsidiaries, any of their respective ERISA Affiliates or any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in

Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Montage Benefit Plans or their related trusts, Montage, any of the Montage Subsidiaries, any of their respective ERISA Affiliates or any person that Montage or any of the Montage Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) Montage does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

(e) The IRS has issued a favorable determination letter with respect to each Montage Qualified Plan and the related trust that has not been revoked or Montage is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Montage, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Montage Qualified Plan or the related trust that cannot be corrected without material liability to Montage.

(f) With respect to each Montage Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; and (ii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by Montage or any of its ERISA Affiliates (other than for the payment of premiums, and there are no premium payments which have become due that are unpaid).

(g) No Montage Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan and none of Montage, the Montage Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, (i) contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred, or reasonably expects to incur, any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

(h) Montage and the Montage Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA and at no expense to Montage and the Montage Subsidiaries. No Montage Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Except as would not individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, any Montage Benefit Plan or Montage Employment Agreement that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

(i) Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Montage or any of the Montage Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by Montage or the Montage Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Montage or any of the Montage Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(j) Montage has provided or made available to Marigold true and complete copies of each Montage Labor Agreement. No material labor strike or organized work stoppage against Montage or any of the Montage Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of Montage, is threatened. There are no material disputes pending or, to the Knowledge of Montage, threatened, between Montage or any of the Montage Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of Montage or any of the Montage Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Montage, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Montage, there are no current union organization activities or representation questions involving employees, of Montage or any of the Montage Subsidiaries.

(k) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, each of Montage and the Montage Subsidiaries is in compliance with all Montage Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health.

(l) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, none of Montage or any of the Montage Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Montage or any of the Montage Subsidiaries (each, a “Montage Contingent Worker”) and no Montage Contingent Worker has been improperly excluded from any Montage Benefit Plan.

(m) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, there are no pending or, to the Knowledge of Montage, threatened, actions, suits or claims with respect to any Montage Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Montage Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of Montage, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any Montage Benefit Plan.

Section 4.11 Compliance with Law; Permits.

(a) Montage and each of the Montage Subsidiaries is in compliance with and since January 1, 2013, has been in compliance with and is not in default under or in violation of any applicable Law applicable to any of them or any of their respective businesses or operations (other than Tax Laws, which are the subject of Section 4.9), except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) Montage and the Montage Subsidiaries have all Permits that are reasonably necessary to enable Montage and the Montage Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) Montage and the Montage Subsidiaries are not in violation or breach of, or default under, any of the terms and conditions of its Permits.

(c) Montage or the Montage Subsidiaries identified on Section 4.11(c) of the Montage Disclosure Letter are the holders of the Montage Station Licenses, which constitute all of the Montage FCC Licenses material to the business and operation of the Montage Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, the Montage Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, Montage or the Montage Subsidiaries (i) operate each Montage Station and have operated each Montage Station in compliance with the Communications Act and the FCC Rules and the applicable Montage Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Montage Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Montage Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Montage Station Licenses or construction Permits issued to modify the Montage Station Licenses to the extent required to be completed as of the date hereof. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, to the Knowledge of Montage, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Montage Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 6.3(e)(iii) or as listed in Section 4.11(c) of the Montage Disclosure Letter, neither Montage, nor the Montage Subsidiaries, nor any of the Montage Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Montage Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement. There is not (i) pending or, to the Knowledge of Montage, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Montage FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability, or (D) order of forfeiture, in each case, against the Montage Stations, Montage or any Montage Subsidiary with respect to the Montage Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Montage Station Licenses. The Montage Station Licenses have been issued for the terms expiring as indicated on Section 4.11(c) of the Montage Disclosure Letter and the Montage Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Montage Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 4.11(c) of the Montage Disclosure Letter. Except as set forth in Section 4.11(c) of the Montage Disclosure Letter, neither Montage’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Montage or for any of the Montage Stations.

Section 4.12 Certain Contracts.

(a) Except for this Agreement and the Transaction Documents and any agreements contemplated hereby or thereby, as of the date hereof, neither Montage nor any of the Montage Subsidiaries is a party to or bound by:

(i) any Contract relating to material Indebtedness of Montage or any of the Montage Subsidiaries (other than such Contracts between Montage and its wholly owned Subsidiaries);

(ii) any Contract under which Montage or any of the Montage Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (w) any such Contract pursuant to which there are no outstanding obligations, (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by Montage or its wholly owned Subsidiaries in wholly owned Subsidiaries of Montage);

(iii) any Contract that limits or purports to limit or restrict in any material respect the ability of Montage or any of the Montage Subsidiaries or Affiliates (including Marigold and the Marigold Subsidiaries after the Merger) to compete in any business or geographic area;

(iv) any material partnership, joint venture, limited liability company or similar Contract;

(v) any Contract that is a local marketing agreement, joint sales agreement, shared services agreement or similar agreement;

(vi) any Contract relating to Program Rights under which it would reasonably be expected that Montage and the Montage Subsidiaries would make annual payments of $500,000 or more during any twelve (12) month period or the remaining term of such Contract;

(vii) any network affiliation Contract or similar Contract;

(viii) any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 50,000 paid subscribers with respect to each Montage Station;

(ix) any material Barter Agreement;

(x) any material Contract with a Governmental Entity;

(xi) any Contract for the acquisition, sale, lease or license of any material business or properties or assets of or by Montage or any of the Montage Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since July 1, 2012 or any Contract for any acquisition of any material business or properties or assets by Montage or any of the Montage Subsidiaries pursuant to which Montage or any of the Montage Subsidiaries has any outstanding “earn-out” or other obligation to pay consideration;

(xii) any Contract governing a Montage Related Party Transaction;

(xiii) any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of Montage;

(xiv) any registration rights agreements with respect to securities; of Montage;

(xv) any channel sharing agreement with a third party or parties with respect to the sharing of Spectrum for the operation of two or more separately owned television stations after the conclusion of the FCC Broadcast Incentive Auction; or

(xvi) any other Contract or series of related Contracts under which it would reasonably be expected that Montage and the Montage Subsidiaries would receive or make annual payments of $1,000,000 or more during any twelve (12) month period or the remaining term of such Contract;

(the Contracts of the type described in clauses (i) through (xv) above being referred to herein as the “Montage Material Contracts”). Each Montage Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof is listed on Section 4.12(a) of the Montage Disclosure Letter and has heretofore been made available to Marigold.

(b) With respect to each of the Montage Material Contracts, (i) except to the extent it has expired in accordance with its terms, such Montage Material Contract is valid and binding on Montage or the Montage Subsidiaries, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) none of Montage or any of the Montage Subsidiaries or, to the Knowledge of Montage, any other party to such Montage Material Contract, is in material breach or material violation of, or in material default under, such Montage Material Contract, and (iii) to the Knowledge of Montage, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Montage Material Contract.

Section 4.13 Undisclosed Liabilities. Neither Montage nor any of the Montage Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the consolidated balance sheet (or fairly summarized in the notes thereto) of Montage included in Montage’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 publicly filed with the SEC prior to the date hereof, (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course since September 30, 2015, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on Montage or any of the Montage Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Montage.

Section 4.14 Property.

(a) Reserved.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) (x) Montage or the Montage Subsidiaries have good and marketable title to the Montage Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Montage Leased Property, sufficient to allow each of Montage and the Montage Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of Montage, threatened condemnation, eminent domain or similar proceedings affecting any of the Montage Real Property and (ii) with respect to each of the Montage Lessee Agreements and Montage Lessor Agreements, (x) such Montage Lessee Agreement or Montage Lessor Agreement is valid and binding on Montage or the Montage Subsidiaries, as applicable, (y) none of Montage or any of the Montage Subsidiaries or, to the Knowledge of Montage, any other party to such Montage Lessee Agreement or Montage Lessor Agreement, is in breach or violation of, or in default under, such Montage Lessee Agreement or Montage Lessor Agreement, and (z) to the Knowledge of Montage, no event has occurred which would result in such a breach or violation of, or a default under, such Montage Lessee Agreement or Montage Lessor Agreement.

(c) Each of Montage and the Montage Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute the Montage Real Property (other than Intellectual Property), (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens), and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) Montage and each of the Montage Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Montage or any of the Montage Subsidiaries or, to the Knowledge of Montage, at any real property formerly owned, leased, operated or controlled by Montage or any of the Montage Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on Montage or any of the Montage Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of Montage, threatened against Montage or any of the Montage Subsidiaries; (iv) neither Montage nor any of the Montage Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Montage or any Subsidiary under any Environmental Law; and (v) neither Montage nor any of the Montage Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against Montage or any of the Montage Subsidiaries.

Section 4.16 State Takeover Laws. Montage has not within the past three years been an “interested shareholder” of Marigold as such term is defined in Section 13.1-725 of the VSCA. If consummated, the Merger and the other transactions contemplated by this Agreement would constitute an “excepted acquisition” as such term is defined in Section 13.1-728.1 of the VSCA. Accordingly, the restrictions in Article 14 and Article 14.1 of the VSCA are inapplicable to this Agreement and the Merger. To Montage’s Knowledge, there are no other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulations applicable to the Merger or the other Transactions.

Section 4.17 Insurance. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, each such policy is in full force and effect and enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and Montage and the Montage Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

Section 4.18 Intellectual Property.

(a) Section 4.18(a) of the Montage Disclosure Letter sets forth a true, correct and complete list of patents, trademarks (including service marks and domain names), and copyrights that are owned by and material to Montage or the Montage Subsidiaries and that are registered or subject to pending applications for registration. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, Montage or the Montage Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of Montage and the Montage Subsidiaries taken as a whole as conducted as of the date of this Agreement (the “Montage IP”). To the Knowledge of Montage, (i) each material registration included in Montage IP and set forth in Section 4.18(a) of the Montage Disclosure Letter is valid and enforceable and (ii) each material registration and material pending application for registration included in Montage IP and set forth in Section 4.18(a) of the Montage Disclosure Letter is subsisting.

(b) To the Knowledge of Montage, (i) no Montage IP owned by Montage or a Montage Subsidiary is being infringed, misappropriated or otherwise violated by any third party, and (ii) neither Montage nor any Montage Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in material liability for Montage or any Montage Subsidiary. Montage and the Montage Subsidiaries have complied in all material respects with all applicable requirements in Section 512 of Title 17 of the United States Code to qualify for a limitation on liability for copyright infringement. To the Knowledge of Montage, (A) neither Montage nor any Montage Subsidiary has received notice of any claim alleging that Montage or any Montage Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party during the past year, and (B) there are no claims against Montage or any Montage Subsidiary presently pending, or threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. Neither Montage nor any Montage Subsidiary is a party to any outstanding Order that restricts, in a way material to the business of Montage and the Montage Subsidiaries, the use or ownership of any Montage IP owned or purported to be owned by Montage or any Montage Subsidiary, and, to the Knowledge of Montage, neither Montage nor any Montage Subsidiary is otherwise subject to any such outstanding Order.

(c) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, to the Knowledge of Montage, there is no pending, or threatened in writing, claim or dispute regarding or disputing the ownership, registrability or enforceability, or use by Montage or any Montage Subsidiary, of any Montage IP owned or purported to be owned by Montage or a Montage Subsidiary, excluding any office actions issued by a relevant Governmental Entity in the ordinary course of prosecution of any applications for registration of any Intellectual Property.

(d) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, with respect to each work of authorship published or otherwise distributed by Montage or a Montage Subsidiary, Montage or a Montage Subsidiary is party to a written agreement pursuant to which Montage or a Montage Subsidiary is the owner of the copyright in such work of authorship or is otherwise granted sufficient rights under the copyright in such work of authorship to permit all past, current and contemplated use thereof by Montage and the Montage Subsidiaries.

Section 4.19 Related Party Transactions. Except for Contracts, transactions and other arrangements that are solely among Montage and its wholly owned Subsidiaries, or that relate solely to director or employee compensation and/or benefits in the ordinary course of business, no (x) officer or director of Montage or any of the Montage Subsidiaries, or (y) to the Knowledge of Montage, Affiliate of Montage or any of such Affiliate’s Subsidiaries, or officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with Montage or any of the Montage Subsidiaries or has any interest in any property or asset of Montage or any of the Montage Subsidiaries, or (ii) to the Knowledge of Montage, beneficially owns a controlling Equity Interest in a party of the type described in clause (i) above, in the case of clause (i) and (ii), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Montage SEC Documents (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “Montage Related Party Transaction”).

Section 4.20 Certain Business Practices. Since December 31, 2014, none of Montage, any of the Montage Subsidiaries, and, to the Knowledge of Montage, any director, officer, employee or agent of any of Montage or the Montage Subsidiaries with respect to any matter relating to any of Montage or the Montage Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage.

Section 4.21 Vote Required. The affirmative vote of a majority of the total votes cast by holders of Montage Common Stock outstanding and entitled to vote thereon is the only vote of the holders of any class or series of Montage’s capital stock necessary to approve the Montage Share Issuance (the “Required Montage Vote”).

Section 4.22 MVPD Matters. Section 4.22 of the Montage Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 50,000 paid subscribers with respect to each Montage Station. To the Knowledge of Montage, Montage or the applicable Montage Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 25,000 paid subscribers in any of the Montage Stations’ Markets. Since December 31, 2014 and until the date hereof, (x) no such MVPD has provided written notice to Montage or any Montage Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Montage, sought any form of relief from carriage of a Montage Station from the FCC, (y) neither Montage nor any Montage Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Montage Station from carriage or to change such Montage Station’s channel position and (z) neither Montage nor any Montage Subsidiary has received written notice of a petition seeking FCC modification of any Market in which a Montage Station is located.

Section 4.23 Opinion of Financial Advisor. The Montage Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Montage Financial Advisor”), financial advisor to Montage, dated January 26, 2016, to the effect that subject to the assumptions and limitations set forth in such opinion, the Marigold Merger Consideration provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to Montage. Montage will, following the execution of this Agreement, make available to Marigold, solely for informational purposes, a signed copy of such opinion.

Section 4.24 Montage Ownership of Marigold Capital Stock. As of the date hereof, neither Montage nor any Montage Subsidiary nor any “affiliate” or “associate” of Montage “beneficially owns” (as such terms are defined in Articles 14 and 14.1 of the VSCA) any shares of capital stock of Marigold or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three (3) year period prior to the date of this Agreement, neither Montage nor any Montage Subsidiary nor any “affiliate” or “associate” of Montage “beneficially owned” (as such terms are defined in Articles 14 and 14.1 of the VSCA) 10% or more of the outstanding shares of any class of Marigold Common Stock.

Section 4.25 Montage Sharing Companies. Marigold acknowledges that Montage neither controls, nor necessarily has knowledge concerning the operations of, the Montage Sharing Companies. Accordingly, the information provided in the Montage Disclosure Letter respecting the Montage Sharing Companies may be incomplete or inaccurate, but solely as a matter of contract risk allocation, and taking into account the materiality qualifiers set forth therein, Montage has nevertheless agreed to make the representations and warranties respecting the Montage Sharing Companies on the condition that Marigold acknowledge the limited amount of information available to Montage respecting the Montage Sharing Companies.

Section 4.26 Financial Ability.

(a) Assuming the satisfaction of the conditions precedent to Montage’s obligations hereunder and the completion of the Marketing Period, Montage has no reason to believe that it will not be able to satisfy any term or condition of the Transaction Financing (defined below) that is required to be satisfied by Montage as a condition to such Transaction Financing, or that the Transaction Financing will not be made available to Montage on the Closing Date. Assuming the Transaction Financing is funded in accordance with the Commitment Letter and the accuracy of the representation set forth in Section 3.2 in all material respects, the aggregate net proceeds contemplated by the Commitment Letter, together with the cash of Montage and its Subsidiaries, will be an amount sufficient for the satisfaction of Montage’s cash payment obligations under this Agreement on the Closing Date (including payment of the Cash Consideration, all indebtedness of Marigold and the Marigold Sharing Companies and Montage and the Montage Sharing Companies expected to be required or contemplated to be repaid as a condition of the Transaction Financing (the “Retired Debt”) and any fees and expenses of, or payable by, each of Marigold and Montage in connection with the Merger or the Transaction Financing).

(b) Montage has delivered to Marigold a true, complete and correct copy of an executed commitment letter and fee letter (with only the fee amount, the “Securities Demand”, economic flex and certain other economic terms redacted in a customary matter) (collectively, the “Commitment Letter”) from the financial institutions identified therein (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and representatives and their successors and assigns, the “Financing Sources”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have committed to lend the amounts set forth therein on the terms and subject to the conditions set forth therein (the “Transaction Financing”).

(c) Other than as expressly set forth in the Commitment Letter, there are no other agreements, side letters, arrangements or understandings (except for customary fee credit letters and engagement letters, in each case associated with the Transaction Financing, each of which does not (i) impair the enforceability of the Commitment Letter, (ii) reduce the aggregate amount of the Transaction Financing or (iii) impose new or additional (or adversely expands, modifies or amends any of the existing) conditions precedent to the Transaction Financing relating to the financing of the cash amounts needed to be paid in connection with the Merger (including all fees and expenses required to be paid in connection with the Transaction Financing). There are no conditions precedent or other contingencies related to the funding of the full amount of the Transaction Financing, except as set forth in the Commitment Letter in the form so delivered to Marigold as of the date hereof.

(d) As of the date hereof, the Commitment Letter in the form so delivered to Marigold is in full force and effect and represents the legally valid and binding obligation of Montage and the Montage Subsidiaries, as applicable, and, to the Knowledge of Montage, each of the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). As of the date hereof, the Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect. Montage and the Montage Subsidiaries are not in breach of any of the terms or conditions set forth in the Commitment Letter. All fees required to be paid under the Commitment Letter have been paid in full or, if not yet due, will be duly paid in full when due.

(e) Montage acknowledges and agrees that the obtaining of financing is not a condition to Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Montage in connection with the Merger has not been obtained prior to Closing, Montage and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Section 7.1 and Section 7.2, to consummate the Merger and the other transactions contemplated by this Agreement at the Closing in accordance with this Agreement.

Section 4.27 Solvency. Assuming (a) satisfaction of the conditions to Montage’s obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the Transaction Financing, (b) any repayment or refinancing of debt in connection with the Merger, (c) the accuracy of the representations and warranties of Marigold set forth in Article III hereof and Marigold’s compliance with this Agreement, (d) payments of all amounts required to be paid by Montage and Merger Sub and the Surviving Corporation in connection with the consummation of the Merger, the Transaction Financing and the other transactions contemplated hereby and thereby, (e) payment of all related fees and expenses, and (f) that any estimates, projections or forecasts prepared by or on behalf of Marigold that have been provided to Montage have been prepared in good faith based upon assumptions that were reasonable when made, each of Montage, Marigold and their Subsidiaries (taken as a whole) will be Solvent immediately after the Effective Time. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person and its Subsidiaries, means that, as of any date of determination (x) the sum of the assets, at a fair valuation, of such Person and its Subsidiaries (taken as a whole) will exceed their debts, (y) such Person and its Subsidiaries (taken as a whole) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (z) such Person and its Subsidiaries (taken as a whole) will have, sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.27, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.28 No Other Representations and Warranties. Except for the representations and warranties made by Montage or Merger Sub in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or any other Transaction Document, none of Montage, Merger Sub or any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity with respect to or on behalf of Montage or the Montage Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Montage or the Montage Subsidiaries or any other matter furnished or provided to Marigold or made available to Marigold in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Montage and the Montage Subsidiaries disclaim any other representations or warranties, whether made by the Montage Shareholders, Montage, any Montage Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or in any other Transaction Document, Montage and its Affiliates hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Marigold or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Marigold by any director, officer, employee, agent, consultant, or representative of the Montage Shareholders, Montage, any Montage Subsidiary or any of their respective Affiliates). Marigold acknowledges and agrees that, except for the representations and warranties made by Montage in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or in any other Transaction Document, neither Montage nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Montage or the Montage Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Montage or the Montage Subsidiaries or any other matter furnished or provided to Marigold or made available to Marigold in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Marigold specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Montage and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, except (x) as set forth in Section 5.2 of the Marigold Disclosure Letter or Section 5.3 of the Montage Disclosure Letter, (y) with the written consent of Marigold or Montage, as applicable (in each case, which shall not be unreasonably withheld, conditioned or delayed), or (z) as expressly contemplated by this Agreement, each of Marigold and Montage shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practices, (ii) use its reasonable best efforts to maintain the Marigold Station Licenses or the Montage Station Licenses, as applicable, and the rights of it and its Subsidiaries thereunder, and (iii) use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties; provided, however, that no action by Marigold or Montage or any of their respective Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 or 5.3, as applicable, shall be deemed a breach of the foregoing clauses (i), (ii) or (iii) unless such action would constitute a breach of such specific provision.

Section 5.2 Marigold Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, except as set forth in Section 5.2 of the Marigold Disclosure Letter or as expressly contemplated by this Agreement, including Section 6.19, or required by Law, Marigold shall not, and shall not permit any of the Marigold Subsidiaries to, without the prior written consent of Montage, which shall not be unreasonably withheld, conditioned or delayed:

(a) (i) other than dividends and other distributions by a direct or indirect Subsidiary of Marigold to Marigold or any direct or indirect wholly owned Subsidiary of Marigold, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of Marigold or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Marigold, except, in the case of this clause (iii), for (A) such purchases, redemptions and other acquisitions solely between Marigold and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of Marigold and another wholly owned Subsidiary of Marigold, (B) acquisitions, or deemed acquisitions, of Marigold Common Stock in connection with (I) the payment of the exercise price of Marigold Stock Options with Marigold Common Stock (including in connection with “net exercises”) and (II) required Tax withholding in connection with the exercise of Marigold Stock Options and the vesting or settlement of Marigold Stock-Based Awards, and (C) acquisitions of shares of Marigold Voting Common Stock as a result of the conversion of shares of Marigold Voting Common Stock into shares of Marigold Non-Voting Common Stock or shares of Marigold Non-Voting Common Stock as a result of the conversion of shares of Marigold Non-Voting Common Stock into shares of Marigold Voting Common Stock;

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of capital stock or other Equity Interests of Marigold, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other Equity Interests of Marigold, except for (i) issuances pursuant to the conversion of shares of Marigold Voting Common Stock into shares of Marigold Non-Voting Common Stock or shares of Marigold Non-Voting Common Stock into shares of Marigold Voting Common Stock, (ii) issuances of shares of Marigold Voting Common Stock upon the exercise of Marigold Stock Options outstanding as of the Marigold Capitalization Date and in accordance with their terms in effect at such time (or as modified to the extent permitted under Section 5.2(n)), or (iii) the settlement of outstanding Marigold Stock-Based Awards in accordance with their terms in effect as of the Marigold Capitalization Date (or as modified in accordance with Section 5.2(n)) (provided that Marigold shall not make any grants, awards or issuances to the extent that such grants, awards or issuances would cause Marigold or any of the Marigold Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c) amend the Marigold Organizational Documents, or any other comparable organizational documents of any Marigold Subsidiary (other than the Marigold Sharing Companies);

(d) (i) acquire or agree to acquire by merging or consolidating with, by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or (ii) outside the ordinary course of business (for the avoidance of doubt, “ordinary course of business” shall not include acquisitions of broadcast television stations), otherwise acquire or agree to acquire any assets or properties, for an aggregate amount of consideration (including all potentially payable “earn-out” consideration or any other obligation to potentially pay consideration in the future) (measuring clauses (i) and (ii) collectively) in excess of $10 million, during the period commencing on the date hereof and ending at the Effective Time; provided, that any Marigold Related Party Transaction shall require the consent of Montage;

(e) sell, lease, exclusively license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including Marigold IP) other than such sales, leases, licenses, Liens or other dispositions that (i) are in the ordinary course of business and are not material to the business of Marigold and the Marigold Subsidiaries or (ii) are made for the purposes of complying with Section 6.3;

(f) incur any Indebtedness except for borrowings in the ordinary course of business under Marigold’s existing revolving credit facility or to fund acquisitions permitted under Section 5.2(d);

(g) make any loans, advances or capital contributions to, or investments in, any Person, other than Marigold or its wholly owned Subsidiaries and ordinary course advances and reimbursements to employees;

(h) change an annual accounting period or change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in GAAP or applicable Law;

(i) make, change or revoke any material Tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

(j) except as permitted pursuant to Sections 5.2(d) or 5.2(e), other than in the ordinary course of business, (w) terminate (except for the termination of any Marigold Material Contract pursuant to the terms thereof), amend in any material respect, renew, assign, modify in any material respect, or consent to the termination (except for the termination of any Marigold Material Contract pursuant to the terms thereof) of any Marigold Material Contract or (x) enter into any contract or agreement that would constitute a Marigold Material Contract if in effect on the date hereof or (y) waive, release or assign any material rights or claims under a Marigold Material Contract or (z) consent to the termination of Marigold’s (or of the applicable Marigold Subsidiary’s) rights thereunder, except for the termination of any Marigold Material Contract pursuant to the terms thereof;

(k) modify or accede to the modification of any of the Marigold Station Licenses if doing so is reasonably likely to be materially adverse to the interests of Montage and its Subsidiaries after giving effect to the Merger in the operation of television broadcast stations or fail to provide Montage with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Marigold Station Licenses reasonably in advance of filing with the FCC;

(l) apply to the FCC for any construction permit that would restrict in any material respect the Marigold Stations’ operations or make any material change in the assets of the Marigold Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Marigold Stations’ signals within their respective service areas as of the date hereof;

(m) make or authorize any new capital expenditures other than (x) capital expenditures pursuant to the budget set forth in Section 5.2(m) of the Marigold Disclosure Letter, and (y) any other capital expenditures to address exigent circumstances that (I) do not exceed $250,000 individually or $1 million, in the aggregate, or (II) are made or authorized by Marigold after consultation with Montage;

(n) except to the extent required by the terms of any Marigold Benefit Plan, Marigold Labor Agreement or Marigold Employment Agreement as in effect on the date hereof, or in accordance with this Agreement, (i) grant or pay to any current or former director, officer or employee of Marigold or any of the Marigold Subsidiaries, any (A) increase in severance or termination pay or (B) increase in compensation or benefits (other than increases in compensation in the ordinary course of business consistent with past practice of employees of Marigold or any of the Marigold Subsidiaries who are not officers or directors of Marigold and whose annual compensation would not exceed $250,000 after giving effect to any such increase and it being agreed that the granting of annual cash incentive bonus awards in the ordinary course shall not constitute an increase in compensation or benefits for purposes hereof), (ii) grant or award any stock options, restricted stock or other equity-based compensation to any director, officer or employee, other than such grants and awards permitted under Section 5.2(b), (iii) accelerate the payment, funding or vesting of any payment or benefit provided or to be provided to any current or former director, officer or employee of Marigold, (iv) (A) enter into, adopt, amend in any material respect or modify in any material respect any Marigold Benefit Plan or Marigold Labor Agreement (or a plan or agreement which would be one of the foregoing if it were in effect on the date hereof) or (B) enter into, adopt, amend in any material respect or modify in any material respect any Marigold Employment Agreement (or an agreement which would be a Marigold Employment Agreement if it were in effect on the date hereof) with any current or former director or officer of Marigold or any of the Marigold Subsidiaries or with any employee of Marigold or any of the Marigold Subsidiaries whose annual compensation would exceed $250,000 after giving effect to such action;

(o) purchase or otherwise acquire any shares of capital stock of Montage or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Montage, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities;

(p) adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

(q) subject to and without limitation of Section 6.14, pay, discharge, settle or satisfy any litigation, arbitration, proceeding or claim which payment, discharge, settlement or satisfaction would reasonably be expected to limit or restrict the operation of the business of Marigold or any Marigold Subsidiary (including after the Closing, Montage or any of its Subsidiaries) in any material respect, or would require the payment by Marigold or any of the Marigold Subsidiaries of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor;

(r) enter into any channel sharing arrangement with a third party in connection with the FCC Broadcast Incentive Auction; or

(s) agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any of the actions prohibited by this Section 5.2.

Section 5.3 Montage Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, except as set forth in Section 5.3 of the Montage Disclosure Letter or as expressly contemplated by this Agreement, including

Section 6.19, or required by Law, Montage shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Marigold, which shall not be unreasonably withheld, conditioned or delayed:

(a) (i) other (x) than dividends and other distributions by a direct or indirect Subsidiary of Montage to Montage or any direct or indirect wholly owned Subsidiary of Montage or (y) dividends as set forth on Section 5.3(a) of the Montage Disclosure Letter, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of Montage or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Montage, except, in the case of this clause (iii), for (A) such purchases, redemptions and other acquisitions solely between Montage and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of Montage and another wholly owned Subsidiary of Montage and (B) acquisitions, or deemed acquisitions, of Montage Class A Common Stock in connection with (I) the payment of the exercise price of Montage Stock Options with Montage Class A Common Stock (including in connection with “net exercises”) and (II) required Tax withholding in connection with the exercise of Montage Stock Options;

(b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of capital stock or other Equity Interests of Montage, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other Equity Interests of Montage, except for (i) issuances pursuant to the conversion of shares of Montage Class A Common Stock to shares of Montage Class C Common Stock or shares of Montage Class C Common Stock to shares of Montage Class A Common Stock, (ii) grants and awards of Montage RSUs and Montage Stock Options in the ordinary course of business, (iii) issuances of shares of Montage Class A Common Stock upon the exercise of Montage Stock Options outstanding as of the Montage Capitalization Date and in accordance with their terms in effect at such time (or Montage Stock Options issued in accordance with clause (ii) of this Section 5.3(b)), (iv) the settlement of outstanding Montage RSUs in accordance with their terms in effect as of the Montage Capitalization Date (or Montage RSUs issued in accordance with clause (ii) of this Section 5.3(b)) and (v) issuances in connection with a shareholder rights’ plan (provided that Montage shall not make any grants, awards or issuances to the extent that such grants, awards or issuances would cause Montage or any of the Montage Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c) amend the Montage Organizational Documents or any other comparable organizational documents of any material subsidiary of Montage, in any manner materially adverse to Marigold;

(d) acquire or agree to acquire any assets or properties other than (i) acquisitions in the ordinary course of business (which, for the avoidance of doubt, shall not include acquisitions of broadcast television stations), or (ii) acquisitions made in connection with Regulatory Divestitures;

(e) sell, lease, exclusively license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including Montage IP) other than such sales, leases, licenses, Liens or other dispositions that (i) are in the ordinary course of business and are not material to the business of Montage and its Subsidiaries (including sales of non-operational real estate assets), (ii) are for consideration with a fair market value of less than $500,000, individually, or $2,500,000 in the aggregate, or (iii) are made for the purposes of complying with Section 6.3;

(f) incur any Indebtedness, except for borrowings incurred in the ordinary course of business under Montage’s existing revolving credit facility and except for the Transaction Financing;

(g) make, change or revoke any material Tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

(h) adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization of Montage, Merger Sub or any material Montage Subsidiary;

(i) purchase or otherwise acquire any shares of capital stock of Marigold or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities; or

(j) enter into any channel sharing arrangement with a third party in connection with the FCC Broadcast Incentive Auction; or

(k) agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any of the actions prohibited by this Section 5.3.

Section 5.4 Reserved.

Section 5.5 No Control of the other Party’s Business. Nothing contained in this Agreement shall give (i) Montage, directly or indirectly, the right to control or direct the operations of Marigold or any of the Marigold Subsidiaries, or (ii) Marigold, directly or indirectly, the right to control or direct the operations of Montage or any of its Subsidiaries, prior to the Effective Time. Prior to the Effective Time, each of Montage and Marigold, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Form S-4; Joint Proxy Statement/Prospectus; NASDAQ Listing.

(a) As promptly as practicable following the date of this Agreement, (i) Montage and Marigold shall jointly prepare the Joint Proxy Statement/Prospectus in preliminary form and (ii) Montage shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy Statement/Prospectus will be included as a prospectus) relating to the registration of the shares of Montage Class A Common Stock issued to Marigold Shareholders pursuant to the Merger. The Joint Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law.

(b) Each of Marigold and Montage shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger. Each of Montage and Marigold shall promptly furnish all information concerning it or its shareholders to the other, and provide such other assistance, in each case, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus. Each of Montage and Marigold shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus and the Form S-4 received by such party from the SEC, including any request from the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus and the Form S-4, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Form S-4 (including any amendments and supplements thereto) or mailing the Joint Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of Montage and Marigold (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of Montage and Marigold shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Montage Class A Common Stock for offering or sale in any jurisdiction, and each of Montage and Marigold shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Montage and Marigold shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the DGCL, the VSCA and the rules of the NYSE or NASDAQ, in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from Montage Shareholders or Marigold Shareholders, as the case may be, thereunder.

(c) Montage shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and rules and policies of the NASDAQ and the SEC to enable the listing of shares of Montage Class A Common Stock on the NASDAQ no later than the Effective Time, subject to official notice of issuance. Montage shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Montage be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d) Each of Montage and Marigold shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Montage, Marigold or any of their respective Subsidiaries to the NASDAQ, NYSE or any Governmental Entity (including the Form S-4 and the Joint Proxy Statement/Prospectus) in connection with the Merger and the other transactions contemplated by this Agreement. In addition, Marigold will use its reasonable best efforts to (i) provide financial statements of Marigold and the Marigold Subsidiaries (including footnotes) that are required by the Securities Act to be included in the Form S-4 that have been reviewed by Marigold’s independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) cause Marigold’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of Marigold included in the Form S-4, and (iv) provide information concerning Marigold necessary to enable Montage and Marigold to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Montage to prepare the Form S-4. Notwithstanding the foregoing and except as required by applicable Law, neither party shall furnish any information that is the subject of any confidentiality agreement with any third party (provided that the withholding party shall use reasonable best efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that the withholding party shall use reasonable best efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).

(e) If at any time prior to the time that the Required Montage Vote is obtained (the “Montage Approval Time”) and the time that the Required Marigold Vote is obtained (the “Marigold Approval Time”), any information relating to Marigold or Montage, or any of their respective Affiliates, officers or directors, should be discovered by Marigold or Montage that should be set forth in an amendment or supplement to either of the Form S-4 or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the shareholders of Marigold and Montage.

Section 6.2 Shareholder Meetings.

(a) As promptly as practicable following the effectiveness of the Form S-4, Montage shall, in consultation with Marigold, in accordance with applicable Law and the Montage Organizational Documents,

(i) establish a record date for, duly call and give notice of a meeting of the holders of shares of Montage Class A Common Stock (the “Montage Shareholder Meeting”) at which meeting Montage shall seek the Required Montage Vote, which record date shall be no later than ten (10) days after the date on which the Form S-4 is declared effective under the Securities Act (or such later time as may be required by applicable Law), and (ii) except as otherwise permitted by this Section 6.2(a), within forty (40) days of such record date, convene and hold the Montage Shareholder Meeting. Subject to Section 6.11(b), Montage shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Required Montage Vote to be received at the Montage Shareholder Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Section 8.1, Montage’s obligation to call, give notice of, convene and hold the Montage Shareholder Meeting in accordance with the foregoing sentence of this Section 6.2(a) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal or Acquisition Inquiry to Montage, the Montage Board, its Representatives or the Montage Shareholders, or by any Montage Adverse Recommendation Change pursuant to Section 6.11(c), and Montage shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Unless the Montage Board shall have made a Montage Adverse Recommendation Change in accordance with Section 6.11(c), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Montage Board recommends that the holders of shares of Montage Class A Common Stock vote to approve the Montage Share Issuance (such recommendations collectively referred to as the “Montage Board Recommendation”). Montage shall not, without the prior written consent of Marigold, adjourn or postpone the Montage Shareholder Meeting; provided that Montage may, without the prior written consent of Marigold, adjourn or postpone the Montage Shareholder Meeting, after consultation with Marigold, (i) if the failure to adjourn or postpone the Montage Shareholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Montage Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Montage Class A Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Montage Shareholder Meeting.

(b) As promptly as practicable following the effectiveness of the Form S-4, Marigold shall, in consultation with Montage, in accordance with applicable Law and Marigold’s Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the holders of Marigold Voting Stock Common Shares (the “Marigold Shareholder Meeting”) at which meeting Marigold shall seek the Required Marigold Vote, which record date shall be no later than ten (10) days after the date on which the Form S-4 is declared effective under the Securities Act, and (ii) except as otherwise permitted by this Section 6.2(b), within forty (40) days of such record date, convene and hold the Marigold Shareholder Meeting. Subject to Section 6.10(c), Marigold shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Required Marigold Vote to be received at the Marigold Shareholder Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Section 8.1, Marigold’s obligation to call, give notice of, convene and hold the Marigold Shareholder Meeting in accordance with the foregoing sentence of this Section 6.2(b) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal or Acquisition Inquiry to Marigold, the Marigold Board, its Representatives or the Marigold Shareholders, or by any Marigold Adverse Recommendation Change, and Marigold shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Unless the Marigold Board shall have made a Marigold Adverse Recommendation Change in accordance with Section 6.10(c), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Marigold Board recommends that the holders of shares of Marigold Voting Common Stock vote to approve this Agreement (such recommendation is referred to as the “Marigold Board Recommendation”). Marigold shall not, without the prior written consent of Montage, adjourn or postpone the Marigold Shareholder Meeting; provided that Marigold may, without the prior written consent of Montage, adjourn or postpone the Marigold Shareholder Meeting, after consultation with Montage, (i) if the failure to adjourn or postpone the Marigold Shareholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Marigold

Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Marigold Voting Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Marigold Shareholder Meeting.

(c) Marigold and Montage shall use their reasonable best efforts to schedule the Marigold Shareholder Meeting and the Montage Shareholder Meeting to occur on the same date.

Section 6.3 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions herein, the parties shall (i) use reasonable best efforts, in consultation with each other, to obtain any required consents, approvals, waivers and authorizations of, actions or nonactions by, and make all required filings and submissions with, any Governmental Entity or any third party required in connection with the transactions contemplated by this Agreement; (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Closing with, and which consents, approvals, Permits, notices or authorizations are required to be obtained prior to Closing from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and related agreements, and consummation of the transactions contemplated hereby and thereby and (B) timely making all necessary filings and timely seeking all consents, approvals, Permits, notices or authorizations, (iii) use reasonable best efforts to cause the conditions to the Merger set forth in Article VII to be satisfied, and (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable.

(b) Montage and Marigold shall jointly coordinate (i) the scheduling of, and strategic planning for, any meeting with any Governmental Entity in connection with the HSR Act, Communications Act and the FCC Rules or with any other third party relating to the obtaining of any consent, approval, waiver or authorization required from such Governmental Entity or third party prior to Closing in connection with the transactions contemplated by this Agreement, (ii) the making of any filings, including the initial filings under the HSR Act and the FCC Applications, (iii) the process for the receipt of any necessary approvals, consents, approval, waivers or authorizations required from any Governmental Entity or any other third party in connection with the transactions contemplated by this Agreement, and (iv) the resolution of any investigation or other inquiry of any Governmental Entity. Without limiting the foregoing sentence, except as prohibited by applicable Law, each of Montage and Marigold shall, (A) to the extent reasonably practicable, consult with each other prior to taking any material substantive position with respect to the filings under the HSR Act, Communications Act and the FCC Rules in discussions with or filings to be submitted to any Governmental Entity or any other third party relating to the obtaining of any consent, approval, waiver or authorization required from such Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, (B) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to the HSR Act, Communications Act and the FCC Rules or any other third party relating to the obtaining of any consent, approval, waiver or authorization required from such Governmental Entity or any other third party in connection with the transactions contemplated by this Agreement, and (C) to the extent reasonably practicable, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any material oral presentations) made by such party with any Governmental Entity or any other third party relating to this Agreement or the transactions contemplated hereby under the HSR Act, Communications Act and the FCC Rules or relating to the obtaining of any other third party consent, approval, waiver or authorization required in connection with the transactions contemplated by this Agreement; provided that in respect of third parties other than Governmental Entities this Section 6.3(b) shall apply only to the extent that the relevant consent, approval, waiver or authorization is related to a Contract set forth on Section 7.2(d) of the Marigold Disclosure Letter or Section 7.3(d) of the Montage Disclosure Letter. Neither Montage nor Marigold nor any of their respective Subsidiaries shall, in connection with the transactions contemplated hereby, and the FCC Applications shall not, seek a waiver or other formal or informal ruling from the FCC or the staff of the FCC with respect to the thirty-nine percent (39%) “national television ownership cap”

as such term is currently defined by the FCC or attempt to rely on the application of any “UHF discount” as such term is currently defined by the FCC (or attempt to apply any “VHF” or other discount) in connection with calculating compliance with such thirty-nine percent (39%) national television ownership cap. Notwithstanding anything to the contrary set forth in this Section 6.3, each of Montage and Marigold may, as they deem advisable and necessary, designate any privileged or competitively sensitive materials provided to the other under this Section 6.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the party and will not be disclosed by such outside counsel to employees, officers, or directors of such party without the advance written consent of the party providing such materials.

(c) Unless prohibited by applicable Law or by the applicable Governmental Entity, each of Montage and Marigold shall (i) not without the other participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity or any other third party in respect of the Merger relating to the obtaining of any consent, approval, waiver or authorization required from such Governmental Entity or other third party in connection with the transactions contemplated by this Agreement, (ii) to the extent practicable, give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity or third party from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto; provided that in respect of third parties other than Governmental Entities this Section 6.3(c) shall apply only to the extent that the relevant consent, approval, waiver or authorization is related to a Contract set forth on Section 7.2(d) of the Marigold Disclosure Letter or Section 7.3(d) of the Montage Disclosure Letter.

(d) Without limiting the generality of the foregoing, each of Montage and Marigold shall be required to (i) take all actions necessary to effect the the Regulatory Divestitures as contemplated by Schedule 6.3, (ii) vigorously contest (including by means of litigation) (x) any actions, arbitrations, litigations, suits or other civil or criminal proceedings brought, or threatened to be brought, by any Governmental Authority or any other Person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the transactions contemplated hereby or seeking damages or to impose any terms or conditions in connection with the transactions contemplated hereby, and (y) any Order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the transactions contemplated hereby or imposes any damages, terms or conditions in connection with the transactions contemplated hereby and (iii) resolve any objections any Governmental Entity may assert under any applicable Law with respect to the Transactions and to obtain any clearance required under the HSR Act, Communications Act and the FCC Rules or any objection that any other third party relating to the obtaining of any consent, approval, waiver or authorization required from such third party in connection with the transactions contemplated by this Agreement other approval, consent or authorization necessary under applicable Law for the consummation of the transactions contemplated hereby (including agreeing to and making divestitures, entering into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into of commitments and obligations).

(e) Notwithstanding anything herein to the contrary, nothing set forth in this Section 6.3 or Schedule 6.3 shall (i) require, or be construed to require, Montage or Marigold or any of their respective Subsidiaries to take, or agree to take, any Regulatory Action or make any Regulatory Divestiture unless the Regulatory Action or the Regulatory Divestiture shall be conditioned upon the consummation of the Merger and the transactions contemplated hereby, or (ii) require, or be construed to require, Montage or Marigold or any of their respective Subsidiaries to take, or agree to take, any Regulatory Action unless all Regulatory Actions would not result in a Regulatory Material Adverse Effect (as defined in Section 6.3(f)). Senior executives of Montage shall consult in good faith with senior executives of Marigold (with reasonable prior notice and giving due consideration to each other’s recommendations) with respect to any Regulatory Action that is not a Regulatory Divestiture specifically listed in Schedule 6.3. Neither Montage nor Marigold shall be permitted to, and each shall cause its Subsidiaries and its Sharing Companies not to, take any action as part of Regulatory Actions or otherwise that would reasonably be expected to materially delay or impede receipt of the FCC Consent or the consummation of the Regulatory Actions or the Merger.

(f) For purposes of Section 6.3(e), (i) “Regulatory Action” means any obligation, condition or other requirement imposed by a Governmental Entity in connection with this Agreement or the transactions contemplated hereby and (ii) “Regulatory Material Adverse Effect” means any Regulatory Action imposed on Montage or Marigold or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of Montage and its Subsidiaries, taken as a whole, after giving effect to the Merger; provided, however, that the results or effects of the Regulatory Divestitures specifically listed in Schedule 6.3 shall not be taken into account for purposes of the definition of a “Regulatory Material Adverse Effect”.

(g) Without limiting the generality of Section 6.3(a), but subject to Section 6.3(e):

(i) Within ten (10) Business Days after the date of this Agreement, Montage and Marigold shall, and as necessary or advisable shall cause their respective Subsidiaries to, file the FCC Applications relating to those FCC Licenses issued under Part 73 of Title 47 of the Code of Federal Regulations , which shall include all statements or information required in FCC Public Notice DA 15-1129 (released October 6, 2015) and Public Notice DA 15-1435 (released December 17, 2015) pertaining to the consummation of transactions during the pendency of the FCC Broadcast Incentive Auction. As promptly as practicable after the date of this Agreement, Montage and Marigold shall, and as necessary or advisable shall cause their respective Subsidiaries to, file the remainder of the FCC Applications. Montage and Marigold shall use reasonable best efforts to obtain the FCC Consent as promptly as practicable. Montage and Marigold shall each pay 50% of the FCC filing fees relating to the transactions contemplated hereby required by the Communications Act and the FCC Rules to be paid by Montage, Marigold or any of their respective Subsidiaries, irrespective of whether the transactions contemplated by this Agreement are consummated.

(ii) As promptly as practicable following the date of this Agreement, Montage and Marigold shall, and/or shall cause their respective ultimate parent entities to file Notification and Report Forms with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act, with respect to the transactions contemplated hereby, and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. Montage and Marigold shall each pay 50% of the filing fees payable under the HSR Act by Montage, Marigold or their Subsidiaries relating to the transactions contemplated hereby, irrespective of whether the transactions contemplated by this Agreement are consummated.

(iii) Montage and Marigold acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application with respect to any Station and thereby to facilitate the grant of the FCC Consent with respect to such Station, each of Montage, Marigold and their applicable Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Station with respect to which the FCC may permit Montage or Marigold (or any of their respective Subsidiaries) to enter into a tolling agreement.

(iv) If the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, and neither party shall have terminated this Agreement pursuant to the terms hereof, Montage and Marigold shall use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the transactions hereunder. Upon receipt of the FCC Consent, Marigold and Montage shall use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the transactions hereunder. No extension of the FCC Consent shall limit the right of Montage and Marigold to terminate this Agreement pursuant to the terms hereof.

Section 6.4 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Marigold and Montage shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other Representatives of the other, reasonable access, during normal business hours during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, to all its properties, books, contracts and records, and, during such period, each of such parties shall, and shall cause its Subsidiaries to, make available to the other all other information concerning its business, properties and personnel as the other may reasonably request. Neither Marigold and Montage nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of Marigold and Montage shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of that certain confidentiality agreement, dated as of October 19, 2015, by and between Montage and Marigold (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect the representations and warranties of the other set forth in this Agreement.

(d) Notwithstanding any other provision of this Agreement, after the date such communications are prohibited by the FCC, neither Montage nor Marigold shall be required to provide or communicate to the other or permit the other to have access to any information that would communicate, directly or indirectly, its bids or bidding strategies in the FCC Broadcast Incentive Auction in violation of the anti-collusion provisions of the FCC Broadcast Incentive Auction Rules, as they may be interpreted from time to time by the FCC.

(e) Marigold and Montage acknowledge that (1) the FCC has announced its intention to conduct the FCC Broadcast Incentive Auction no earlier than March 29, 2016; (2) the FCC Broadcast Incentive Auction will require television station participants to file applications reflecting their intention to participate (the “Auction Applications”); (3) following the date that such Auction Applications are required to be filed, certain direct and indirect communications between Marigold and Montage regarding the FCC Broadcast Incentive Auction, including whether either Marigold or Montage intends to participate in the FCC Broadcast Incentive Auction, as well as their bids or bidding strategies, will be prohibited by 47 C.F.R. § 1.2205(b) (the “Prohibited Communications”); and (4) such Prohibited Communications will remain prohibited until the FCC publicly announces the results of the FCC Broadcast Incentive Auction (the period between the date Auction Applications are required to be filed and the FCC’s public announcement of the Auction results hereinafter referred to as the “Anti-Collusion Rule Period”). During the Anti-Collusion Rule Period, neither Marigold nor Montage shall make any statement, either oral or written, or take any action that is prohibited under 47 C.F.R. § 1.2205(b). Notwithstanding any other provision of this Agreement, neither Montage nor Marigold shall be required to provide or communicate to the other or permit the other to access to any information that would communicate, directly or indirectly, its bids or bidding strategies in the FCC Broadcast Incentive Auction in violation of the anti-collusion provisions of the FCC Broadcast Incentive Auction Rules, as they may be interpreted from time to time by the FCC.

Section 6.5 Employee Matters.

(a) For a period of one (1) year following the Closing Date, Montage shall, or shall cause the Surviving Corporation to, provide the employees of Marigold and the Marigold Subsidiaries who are employed by Montage and its Subsidiaries as of the Effective Time and who remain employed by Montage or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) thereafter (the “Continuing Employees”) with (i) benefits and compensation that are substantially similar in the aggregate to those provided to such individuals as of the date hereof and (ii) severance benefits in accordance with the terms of the Montage severance policy (“Montage Severance Policy”) or, if greater, the Marigold severance policy in effect as of the date hereof, applied in a manner consistent with the manner in which Montage or Marigold, as applicable, has applied such policy under similar circumstances, and not amend such program in any way with respect to the Continuing Employees except as required by applicable Law or to increase benefits payable to the Continuing Employees under the program; provided, that nothing herein shall limit Montage’s or its Subsidiaries’ ability to terminate any Continuing Employee at any time after the Closing.

(b) Montage shall cause, to the extent applicable, (i) each Montage Benefit Plan in which Marigold Continuing Employees become eligible to participate and (ii) each employee benefit plan adopted or implemented by Montage or its Subsidiaries at or following the Closing (each, a “New Benefit Plan” and, together with the Montage Benefit Plans and the Marigold Benefit Plans following the Closing, the “Merger Benefit Plans”) in which Continuing Employees become eligible to participate, to take into account for purposes of eligibility, vesting and benefit accruals (solely, in the case of benefit accruals, with respect to Merger Benefit Plans that are not defined benefit plans or provide post-retirement health or welfare benefits, except as required by applicable Law or under any Merger Benefit Plan that replaces a comparable Montage Benefit Plan or Marigold Benefit Plan, as applicable), the service of such Continuing Employees with Marigold and Marigold Subsidiaries (and any predecessor entities), as applicable, to the same extent as such service was credited for such purpose, by Marigold and the Marigold Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to New Benefit Plans for which prior service is not taken into account or with respect to plans for which participation and/or service is frozen.

(c) At and following the Effective Time, Montage shall, and shall cause the applicable Subsidiary to, as applicable, honor the accrued and vested obligations of Marigold and their respective Subsidiaries as of the Effective Time under the provisions of the Marigold Benefit Plans, Marigold Employment Agreements, and New Benefit Plans, as applicable; provided that this provision shall not prevent Montage or any of its Subsidiaries from terminating any such plans or agreements to the extent permitted by the respective terms of such plans or agreements, provided that Montage honors all accrued and vested obligations under such plans and agreements upon such termination.

(d) If Marigold Continuing Employees become eligible to participate in a Montage Benefit Plan or a New Benefit Plan, in each case that provides medical, dental or other health care insurance, Montage shall use commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the medical, health, or dental plans of Marigold, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time for the year in which the Effective Time or participation in such medical, dental or other health care insurance plan of Marigold occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical, dental or other health care insurance plan of Marigold, prior to the Effective Time for the year in which the Effective Time or participation in such medical, dental or health care insurance plan occurs.

(e) Without limiting the generality of Section 9.9, this Section 6.5 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 6.5, express or implied, is intended to confer upon any other Person, including any current or former director, officer or employee of Marigold or any of its Subsidiaries or of Montage or any of its Subsidiaries, any rights or remedies of any nature whatsoever under or by reason of this Section 6.5. Nothing in this Agreement shall prevent Montage, Merger Sub, or the Surviving Corporation from amending, suspending or terminating any Marigold Benefit Plans or Montage Benefit Plans or Marigold Employment Agreements or Montage Employment Agreements to the extent permitted by the respective terms of such plans or agreements. Nothing contained in this Agreement shall constitute or be deemed to be an amendment to any Marigold Benefit Plan or Montage Benefits Plan or Marigold Employment Agreement or Montage Employment Agreement or any other compensation or benefit plan, program or arrangement of Marigold or any of its Subsidiaries or Montage or any of its Subsidiaries.

(f) If the Closing occurs in 2016, cash incentive bonuses in respect of 2016 shall be paid to employees of Marigold and its Subsidiaries at or prior to the Closing in amounts calculated on the basis that the target performance level was attained and pro-rated to reflect the portion of the 2016 performance period lapsed as of the Closing Date. If the Closing occurs in 2017 (i) but prior to the date on which cash incentive bonus payments in respect of 2016 would normally be paid, cash incentive bonus payments in respect of 2016 shall be paid to employees of Marigold and its Subsidiaries at the Closing in amounts calculated on the basis that the target performance level was attained and (ii) cash incentive bonus payments in respect of 2017 shall be paid to employees of Marigold and its Subsidiaries at or prior to the Closing in amounts calculated on the basis that the target performance level was attained and pro-rated to reflect the portion of the 2017 performance period lapsed as of the Closing Date. In all cases covered by this Section 6.5(f), Marigold shall accrue such bonuses on its financial statements for each relevant period and shall make customary adjustments in the amount of such accruals in accordance with GAAP.

Section 6.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any director or officer may have under any indemnification agreement or under the articles of incorporation and bylaws of Marigold, from and after the Effective Time, Montage shall cause the Surviving Corporation or any applicable Subsidiary (collectively, the “D&O Indemnifying Parties”) thereto to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Effective Time serving as a director or officer of Marigold or such Subsidiary (collectively, the “D&O Indemnified Parties”) to the fullest extent the Surviving Corporation or any such Subsidiary is so authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the D&O Indemnified Parties, in each case to the fullest extent the Surviving Corporation or the applicable Subsidiary is so authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the Surviving Corporation’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Law that such D&O Indemnified Party is not entitled to be indemnified. Without limiting any additional rights that any director or officer may have under any indemnification agreement set forth in Section 6.6 of the Marigold Disclosure Letter or under the articles of incorporation and bylaws of Marigold, the D&O Indemnified Parties as a group may retain only one law firm to represent them with respect to each such D&O Claim unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more D&O Indemnified Parties. To the extent authorized or permitted by applicable Law, the indemnification and advancement obligations of the Surviving Corporation pursuant to this Section 6.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any D&O Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of Marigold or any of the Marigold Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors, and personal and legal Representatives. As used in this Section 6.6(a): (x) the term “D&O Claim” means any threatened, asserted, pending or completed action, suit or proceeding or inquiry or investigation, whether instituted by any party hereto, any Governmental Entity or any other Person, that any D&O Indemnified Party in good faith believes might lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to (A) such D&O Indemnified Party’s duties or service as a director or officer of Marigold or the applicable Subsidiary thereto or (B) to the extent such person is or was serving at the request or for the benefit of Marigold or any of the Marigold Subsidiaries, any other entity or any benefit plan maintained by any of the foregoing at or prior to the Effective Time; and (y) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any D&O Claim for which indemnification is authorized pursuant to this Section 6.6(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Montage and Marigold agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Marigold or any of the Marigold Subsidiaries as provided in the Marigold Organizational Documents as in effect on the Closing Date and indemnification agreements of Marigold and the Marigold Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Marigold Organizational Documents as in effect on the Closing Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Marigold or any of the Marigold Subsidiaries, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law. At Marigold’s option and expense, prior to the Effective Time, Marigold may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, agents or fiduciaries of Marigold or any of the Marigold Subsidiaries as Marigold’s and the Marigold Subsidiaries’ existing directors’ and officers’ insurance policy or policies, covering without limitation the transactions contemplated by this Agreement, with a claims period of six (6) years from the Effective Time for D&O Claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by Marigold and the Marigold Subsidiaries for such insurance (such amount being the “Marigold Maximum Premium”). If Marigold shall obtain such tail policy prior to the Effective Time, Montage or the Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and shall cause the Surviving Corporation to honor all its obligations thereunder. If Marigold fails to obtain such tail policy prior to the Effective Time, Montage or the Surviving Corporation shall obtain such a tail policy, provided, however, that the premium for such tail policy shall not exceed the Marigold Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Marigold Maximum Premium, Montage or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Marigold Maximum Premium.

(c) If any of Montage or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Montage or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.6.

(d) Montage and the Surviving Corporation shall be jointly and severally obligated to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.6; provided, however, that such D&O Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(e) The provisions of this Section 6.6 are intended to be for the express benefit of, and shall be enforceable by, each D&O Indemnified Party (who are intended to be third party beneficiaries of this Section 6.6), his or her heirs and his or her personal Representatives, shall be binding on all successors and assigns of Montage and the Surviving Corporation and shall not be amended after the Effective Time in a manner that is adverse to any D&O Indemnified Party (including their successors, assigns and heirs) without the prior written consent of such D&O Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 6.6 shall not be deemed to be exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 6.7 Advice of Changes. Each of Montage, on the one hand, and Marigold, on the other hand, shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on Marigold, in the case of Marigold, or a Material Adverse Effect on Montage, in the case of Montage, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.7 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

Section 6.8 Reserved.

Section 6.9 Approval Actions. Immediately after the execution and delivery of this Agreement, Montage shall execute and deliver to Merger Sub (with a copy to Marigold) an irrevocable written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Merger.

Section 6.10 No Solicitation by Marigold.

(a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, (i) Marigold shall not, and shall cause the Marigold Subsidiaries not to, and (ii) Marigold shall and shall cause the Marigold Subsidiaries to use its and their respective reasonable best efforts (including by notifying them of the existence and terms of this Section 6.10(a)) to cause the Representatives of Marigold and of the Marigold Subsidiaries not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold;

(ii) furnish any non-public information regarding Marigold or any of the Marigold Subsidiaries to any Person who has made or in response to an Acquisition Proposal with respect to Marigold or an Acquisition Inquiry with respect to Marigold;

(iii) engage in discussions or negotiations with any Person who has made any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold (other than discussions in the ordinary course of business that are unrelated to an Acquisition Proposal or Acquisition Inquiry, which shall be permitted);

(iv) approve, endorse or recommend any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold or, subject to Section 6.10(c), withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the transactions contemplated hereby, including the Merger; or

(v) enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a Marigold Confidentiality Agreement, subject to Section 6.10(b)) for any Acquisition Transaction with respect to Marigold.

(b) Notwithstanding Section 6.10(a), if after the date hereof but prior to the Marigold Approval Time, the Marigold Board receives a bona fide written Acquisition Proposal made after the date hereof but prior to the Marigold Approval Time and which has not resulted from a violation of this Section 6.10, Marigold and its Representatives may contact such Person to clarify the terms and conditions thereof and if the Marigold Board determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Marigold Superior Offer, and, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to Marigold Shareholders under applicable Law, then Marigold may, at any time prior to the Marigold Approval Time (A) furnish information with respect to Marigold and the Marigold Subsidiaries to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into a Marigold Confidentiality Agreement and (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any such Acquisition Proposal made by such Person or Persons; provided, that Marigold shall give written notice to Montage after any such determination by the Marigold Board and before taking any of the actions described in the foregoing clauses (A) and (B). Marigold shall promptly (and in any event, within twenty-four (24) hours) provide Montage with all non-public information regarding Marigold and the Marigold Subsidiaries that is provided by Marigold to a Person or Persons (or its or their Representatives or potential financing sources) making such Acquisition Proposal that shall not have been previously provided to Montage or its Representatives. Notwithstanding anything to the contrary contained in this Section 6.10, in no event may Marigold or any of the Marigold Subsidiaries or any of its Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes an Acquisition Proposal or Acquisition Inquiry with respect to Marigold.

(c) Except as expressly permitted by this Section 6.10(c), the Marigold Board shall not (i) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Montage, or propose publicly to withdraw, or to qualify, amend or modify, in any manner adverse to Montage, the Marigold Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Marigold Adverse Recommendation Change”) (it being understood that the following shall not constitute a Marigold Adverse Recommendation Change prohibited hereunder: (1) any “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, and (2) any communication by Marigold that expressly continues to recommend the transactions contemplated hereby), (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Marigold or any of the Marigold Subsidiaries to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal with respect to Marigold (other than a Marigold Confidentiality Agreement). Notwithstanding the foregoing, at any time before the Marigold Approval Time, the Marigold Board may effect a Marigold Adverse Recommendation Change (other than in connection with an Acquisition Proposal with respect to Marigold) in response to a Marigold Intervening Event, if and only if: (A) if the Marigold Board determines in its good faith business judgment, after consulting with outside counsel, that the failure to effect a Marigold Adverse Recommendation Change would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law; (B) Marigold has provided Montage four (4) Business Days’ prior written notice specifying the Marigold Intervening Event in reasonable detail and advising Montage that it intends to take such action and specifying, in reasonable detail, the reasons for such action, it being understood that the delivery of such notice shall not itself constitute a Marigold Adverse Recommendation Change; and (C) (1) during such four (4) Business Days’ notice period, to the extent requested in writing by Montage, Marigold and its Representatives shall negotiate in good faith with Montage and Montage’s Representatives with respect to any revisions to the terms of this Agreement so that such Marigold Intervening Event would no longer necessitate a Marigold Adverse Recommendation

Change, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Montage by 5 p.m. Eastern Time on the last day of such notice period, the Marigold Board continues to believe in its good faith business judgment, after consulting with outside counsel, that the failure to make a Marigold Adverse Recommendation Change in response to such Marigold Intervening Event would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law. For the avoidance of doubt, the provisions of this Section 6.10(c) shall also apply to any material change to the facts and circumstances relating to such Marigold Intervening Event and require a new notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days. Notwithstanding anything to the contrary in this Section 6.10(c) or elsewhere in this Agreement, if the Marigold Board receives after the date hereof but before the Marigold Approval Time a bona fide unsolicited written Acquisition Proposal with respect to Marigold (which did not result from a violation of this Section 6.10) that the Marigold Board determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, constitutes a Marigold Superior Offer, (i) Marigold may (but in no event from and after the Marigold Approval Time) terminate this Agreement pursuant to Section 8.1(h) to enter into a definitive agreement to accept such Marigold Superior Offer (and take an action described in clause (ii) of the first sentence of this Section 6.10(c) contemporaneously therewith), if Marigold pays the Marigold Termination Fee required to be paid by it pursuant to Section 8.3 in connection with such termination, or (ii) the Marigold Board may make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer, but in each case described in this sentence only (1) after the fourth (4th) Business Day (such four (4) Business Day period, the “Marigold Notice Period”) following Marigold’s delivery to Montage of written notice (a “Notice of Marigold Superior Offer”), advising Montage that the Marigold Board is prepared to accept such Marigold Superior Offer and enter into a definitive agreement with respect hereto (which notice shall include the form of definitive agreement Marigold and the Person that made such offer are prepared to enter into in connection with the termination of this Agreement, any other information and material required to be delivered under Section 6.10(b) or this Section 6.10(c), as applicable, that has not yet been provided to Montage, and the identity of the Person or Persons making such Acquisition Proposal) and terminate this Agreement or make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer (it being understood that any such Notice of Marigold Superior Offer regarding a Marigold Adverse Recommendation Change shall not itself constitute a Marigold Adverse Recommendation Change for purposes of this Agreement) and during such Marigold Notice Period, to the extent requested in writing by Montage, Marigold and its Representatives shall negotiate in good faith with Montage and Montage’s Representatives with respect to any revisions to the terms of this Agreement proposed by Montage so that such Acquisition Proposal ceases to constitute a Marigold Superior Offer, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Montage by 5 p.m. Eastern Time on the last day of such Marigold Notice Period, the Marigold Board continues to believe in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal continues to constitute a Marigold Superior Offer, and that, after consultation with outside counsel, the failure to (i) terminate this Agreement pursuant to Section 8.1(h) or (ii) make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law. Any (i) amendment to the financial or other material terms of such Marigold Superior Offer or (ii) amendment to an Acquisition Proposal that the Marigold Board had determined no longer constitutes a Marigold Superior Offer, shall constitute a new Acquisition Proposal and shall require Marigold to deliver to Montage a new Notice of Marigold Superior Offer and a new Marigold Notice Period (which shall be three (3), instead of four (4), Business Days in length) shall commence thereafter. Except in accordance with the procedures set forth in this Section 6.10(c), Marigold shall have no right to terminate this Agreement pursuant to Section 8.1(h).

(d) Nothing in this Section 6.10 shall prohibit the Marigold Board from (i) taking and disclosing to Marigold’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its shareholders required pursuant to applicable Law if the Marigold Board determines, in its good faith business judgment, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law; provided that (x) a disclosure pursuant to clause (i) of this Section 6.10(d) shall be a Marigold Adverse Recommendation Change unless the Marigold Board reaffirms the Marigold Board Recommendation in such disclosure, and (y) clause (ii) of this Section 6.10(d) shall not permit the Marigold Board to make a Marigold Adverse Recommendation Change or to take any other actions contemplated by this Section 6.10, except, in each case, to the extent expressly permitted by, and subject to the terms and conditions of, this Section 6.10.

(e) Marigold shall promptly, within thirty-six (36) hours, advise Montage orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms. If Marigold receives an Acquisition Proposal or an Acquisition Inquiry, it shall (i) promptly notify Montage (within no more than thirty-six (36) hours after any director, officer or financial advisor of Marigold is notified or becomes aware of the receipt of such Acquisition Proposal or Acquisition Inquiry) of the communication or receipt of any Acquisition Proposal or Acquisition Inquiry, indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof, and (ii) keep Montage reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal or Acquisition Inquiry (including whether such Acquisition Proposal or Acquisition Inquiry has been withdrawn or rejected and any material change to the terms thereof).

(f) Marigold shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of Marigold proposed on or prior to the date hereof. Marigold acknowledges and agrees that any actions taken by or at the direction of a Representative of Marigold or any of the Marigold Subsidiaries that, if taken by Marigold, would constitute a breach or violation of this Section 6.10 will be deemed to constitute a breach and violation of this Section 6.10 by Marigold.

Section 6.11 No Solicitation by Montage.

(a) From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, (i) Montage shall not, and shall cause the Montage Subsidiaries not to, and (ii) Montage shall and shall cause the Montage Subsidiaries to use its and their respective reasonable best efforts (including by notifying them of the existence and terms of this Section 6.11(a)) to cause the Representatives of Montage and of the Montage Subsidiaries not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Montage or Acquisition Inquiry with respect to Montage;

(ii) furnish any non-public information regarding Montage or any of the Montage Subsidiaries to any Person who has made or in response to an Acquisition Proposal with respect to Montage or an Acquisition Inquiry with respect to Montage;

(iii) engage in discussions or negotiations with any Person who has made any Acquisition Proposal with respect to Montage or an Acquisition Inquiry with respect to Montage (other than discussions in the ordinary course of business that are unrelated to an Acquisition Proposal or Acquisition Inquiry, which shall be permitted);

(iv) approve, endorse or recommend any Acquisition Proposal with respect to Montage or Acquisition Inquiry with respect to Montage or, subject to Section 6.11(c), withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the transactions contemplated hereby, including the Merger; or

(v) enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement on the terms described below, subject to Section 6.11(b)) for any Acquisition Transaction with respect to Montage.

(b) Notwithstanding Section 6.11(a), if after the date hereof but prior to the Montage Approval Time, the Montage Board receives a bona fide written Acquisition Proposal made after the date hereof but prior to the Montage Approval Time and which has not resulted from a violation of this Section 6.11, Montage and its Representatives may contact such Person to clarify the terms and conditions thereof and if the Montage Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Montage Superior Offer, and, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to Montage Shareholders under applicable Law, then Montage may, at any time prior to the Montage Approval Time (A) furnish information with respect to Montage and the Montage Subsidiaries to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into a customary confidentiality agreement with Montage (which confidentiality agreement must be no less restrictive with respect to the confidential treatment of information by such Person than the Confidentiality Agreement) (a “Montage Confidentiality Agreement”) and (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any such Acquisition Proposal made by such Person or Persons; provided, that Montage shall give written notice to Marigold after any such determination by the Montage Board and before taking any of the actions described in the foregoing clauses (A) and (B). Montage shall promptly (and in any event, within twenty-four (24) hours) provide Marigold with all non-public information regarding Montage and the Montage Subsidiaries that is provided by Montage to a Person or Persons (or its or their Representatives or potential financing sources) making such Acquisition Proposal that shall not have been previously provided to Marigold or its Representatives. Notwithstanding anything to the contrary contained in this Section 6.11, in no event may Montage or any of the Montage Subsidiaries or any of its Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes an Acquisition Proposal or Acquisition Inquiry with respect to Montage.

(c) Except as expressly permitted by this Section 6.11(c), the Montage Board shall not (i) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Marigold, or propose publicly to withdraw, or to qualify, amend or modify, in any manner adverse to Marigold, the Montage Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Montage Adverse Recommendation Change”) (it being understood that the following shall not constitute a Montage Adverse Recommendation Change prohibited hereunder: (1) any “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, and (2) any communication by Montage that expressly continues to recommend the transactions contemplated hereby), (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Montage or any of the Montage Subsidiaries to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal with respect to Montage (other than a Montage Confidentiality Agreement). Notwithstanding the foregoing, at any time before the Montage Approval Time, the Montage Board may effect a Montage Adverse Recommendation Change (other than in connection with an Acquisition Proposal with respect to Montage) in response to a Montage Intervening Event, if and only if: (A) if the Montage Board determines in its good faith judgment, after consulting with outside counsel, that the failure to effect a Montage Adverse Recommendation Change would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law; (B) Montage has provided Marigold four (4) Business Days’ prior written notice specifying the Montage Intervening Event in reasonable detail and advising Marigold that it intends to take such action and specifying, in reasonable detail, the reasons for such action, it being understood that the delivery of such notice shall not itself constitute a Montage Adverse Recommendation Change; and (C) (1) during such four (4) Business Days’ notice period, to the extent requested in writing by Marigold, Montage and its Representatives shall negotiate in good faith with

Marigold and Marigold’s Representatives with respect to any revisions to the terms of this Agreement so that such Montage Intervening Event would no longer necessitate a Montage Adverse Recommendation Change, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Marigold by 5 p.m. Eastern Time on the last day of such notice period, the Montage Board continues to believe in its good faith judgment, after consulting with outside counsel, that the failure to make a Montage Adverse Recommendation Change in response to such Montage Intervening Event would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law. For the avoidance of doubt, the provisions of this Section 6.11(c) shall also apply to any material change to the facts and circumstances relating to such Montage Intervening Event and require a new notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days. Notwithstanding anything to the contrary in this Section 6.11(c), if the Montage Board receives after the date hereof but before the Montage Approval Time a bona fide unsolicited written Acquisition Proposal with respect to Montage (which did not result from a violation of this Section 6.11) that the Montage Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, constitutes a Montage Superior Offer, the Montage Board may make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer, but in each case described in this sentence only (1) after the fourth (4th) Business Day (such four (4) Business Day period, the “Notice Period”) following Montage’s delivery to Marigold of written notice (a “Notice of Montage Superior Offer”) advising Marigold that the Montage Board is prepared to make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer (it being understood that any such Notice of Montage Superior Offer regarding a Montage Adverse Recommendation Change shall not itself constitute a Montage Adverse Recommendation Change for purposes of this Agreement) and during such Notice Period, to the extent requested in writing by Marigold, Montage and its Representatives shall negotiate in good faith with Marigold and Marigold’s Representatives with respect to any revisions to the terms of this Agreement proposed by Marigold so that such Acquisition Proposal ceases to constitute a Montage Superior Offer, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Marigold by 5 p.m. Eastern Time on the last day of such Notice Period, the Montage Board continues to believe in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal continues to constitute a Montage Superior Offer, and that, after consultation with outside counsel, the failure to make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law. Any (i) amendment to the financial or other material terms of such Montage Superior Offer or (ii) amendment to an Acquisition Proposal that the Montage Board had determined no longer constitutes a Montage Superior Offer, shall constitute a new Acquisition Proposal and shall require Montage to deliver to Marigold a new Notice of Montage Superior Offer and a new Montage Notice Period (which shall be three (3), instead of four (4), Business Days in length) shall commence thereafter.

(d) Nothing in this Section 6.11 shall prohibit the Montage Board from (i) taking and disclosing to Montage’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its shareholders required pursuant to applicable Law if the Montage Board determines, in its good faith judgment, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law; provided that (x) a disclosure pursuant to clause (i) of this Section 6.11(d) shall be a Montage Adverse Recommendation Change unless the Montage Board reaffirms the Montage Board Recommendation in such disclosure, and (y) clause (ii) of this Section 6.11(d) shall not permit the Montage Board to make a Montage Adverse Recommendation Change or to take any other actions contemplated by this Section 6.11, except, in each case, to the extent expressly permitted by, and subject to the terms and conditions of, this Section 6.11.

(e) Montage shall promptly, within thirty-six (36) hours, advise Marigold orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms. If Montage receives an Acquisition

Proposal or an Acquisition Inquiry, it shall (i) promptly notify Marigold (within no more than thirty-six (36) hours after any director, officer or financial advisor of Montage is notified or becomes aware of the receipt of such Acquisition Proposal or Acquisition Inquiry) of the communication or receipt of any Acquisition Proposal or Acquisition Inquiry, indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof, and (ii) keep Marigold reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal or Acquisition Inquiry (including whether such Acquisition Proposal or Acquisition Inquiry has been withdrawn or rejected and any material change to the terms thereof).

(f) Montage shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of Montage proposed on or prior to the date hereof. Montage acknowledges and agrees that any actions taken by or at the direction of a Representative of Montage or any of the Montage Subsidiaries that, if taken by Montage, would constitute a breach or violation of this Section 6.11 will be deemed to constitute a breach and violation of this Section 6.11 by Montage.

Section 6.12 Financing.

(a)

(i) Subject to the terms and conditions of this Agreement, each of Montage and Merger Sub shall use its reasonable best efforts to obtain the Transaction Financing on the terms and conditions (including the flex provisions and taking into account the Marketing Period) described in the Commitment Letter at Closing (taking into account the Marketing Period), and shall not, without the prior written consent of Marigold (which consent shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Transaction Financing contemplated by the Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) on the Closing Date in any material respect or (y) extend or permit the extension of the marketing period under the Commitment Letter (provided that, without the consent of Marigold, Montage may amend the Commitment Letter (x) to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or (y) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Commitment Letter). Montage shall promptly deliver to Marigold copies of any such amendment, modification or replacement. For purposes of this Section 6.12, references to “Transaction Financing” shall include the Transaction Financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 6.12(a) and references to “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.12(a).

(ii) Each of Montage and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Commitment Letter, (B) to enter into definitive agreements with respect to the Commitment Letter consistent in all material respects with the terms and conditions (including the flex provisions and taking into account the Marketing Period) contained in the Commitment Letter (or on terms no less favorable (taken as a whole) to Montage or Merger Sub than the terms and conditions (including flex provisions) in the Commitment Letter), and (C) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Commitment Letter and such definitive agreements thereto (taking into account the Marketing Period and other than any condition where the failure to be so satisfied is a direct result of Marigold’s failure to furnish information described in Section 6.12(b)) that are within Montage’s control and to consummate the Transaction Financing at the Closing. Montage shall keep Marigold reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Transaction Financing and provide to Marigold copies of the material definitive agreements for the Transaction Financing. Without limiting the generality of the foregoing, Montage shall give Marigold prompt notice (x) of any material breach or default by any party to any of the Commitment Letter or definitive agreements related to the Transaction Financing of which Montage becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements related to the Transaction Financing of any provisions of the Commitment Letter or definitive agreements related to the Transaction Financing, and (z) if at any time for any reason Montage believes in good faith that it will not be able to obtain all or any portion of the Transaction Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letter or definitive agreements related to the Transaction Financing. As soon as reasonably practicable after any notice by Montage to Marigold of the type described in the immediately preceding sentence, but in any event within two (2) Business Days of the date Marigold delivers to Montage a written request, Montage shall use reasonable best efforts to provide any information reasonably requested by Marigold relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. If all or any portion of the Transaction Financing becomes unavailable for any reason, and such portion is reasonably required to pay the aggregate Cash Consideration, repay the Retired Debt and pay all fees, expenses and other amounts contemplated to be paid by Montage or Merger Sub pursuant to this Agreement, Montage and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt Transaction Financing from alternative sources in an amount sufficient, when taken together with available cash of Montage and any then-available Transaction Financing pursuant to the Commitment Letter, to consummate the Merger with terms and conditions not materially less favorable (taken as a whole) to Montage and Merger Sub than the terms and conditions (taken as a whole) set forth in the Commitment Letter (it being understood for the avoidance of doubt that the foregoing shall not be construed to relieve Montage of its obligations to consummate the transactions contemplated in this Agreement if all conditions set forth in Sections 7.1 and 7.2 shall have been satisfied or waived or shall then be capable of being satisfied) (“Available Transaction Financing”), as promptly as reasonably practicable following the occurrence of such event. Montage shall deliver to Marigold true and complete copies of all commitment letters and fee letters (subject to redactions similar to the redactions made to the fee letter delivered on the date hereof) pursuant to which any such alternative source shall have committed to provide any portion of the Transaction Financing. Notwithstanding anything in this Section 6.12 or elsewhere in this Agreement to the contrary, in no event shall the “reasonable best efforts” of Montage or Merger Sub be deemed or construed to require any such Person to, and no such Person shall be required to, pay any debt financing fees in the aggregate in excess of those contemplated by the Commitment Letter, or agree to conditionality or economic terms of the debt financing that are (other than as specified in the preceding sentence) materially less favorable than those contemplated by the Commitment Letter (including any “flex” provision therein).

(b) With respect to the Transaction Financing, prior to Closing, Marigold shall, and shall cause the Marigold Subsidiaries to, and use reasonable best efforts to cause its and the Marigold Subsidiaries’ respective Representatives to provide to Montage such cooperation in connection with the Transaction Financing as may be reasonably requested by Montage, including:

(i) assisting in preparation for and participation, upon reasonable advance notice, in a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Transaction Financing), drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and assisting Montage in obtaining ratings in respect of Montage and public ratings in respect of any debt issued as part of the Transaction Financing from Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;

(ii) assisting Montage and its potential financing sources in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing (including the provision of “backup” support), including the execution and delivery of customary authorization and representation letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding Marigold or the Marigold Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that the public-side version does not include material non-public information about Marigold and its Subsidiaries or their securities and (B) customary materials for rating agency presentations for the Transaction Financing;

(iii) delivering to Montage the Required Financial Information;

(iv) delivering to Montage and its potential financing sources as promptly as reasonably practicable (x) such information as may be reasonably necessary for the Required Financial Information to remain Compliant and (y) such other pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Montage or identified in paragraphs 7 and 8 of Exhibit D to the Commitment Letter in connection with the preparation of customary offering or information documents to be used for the Transaction Financing, as applicable, and assisting Montage in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim period, and (B) income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the twenty-four (24) month period ending on the last day of the most recently completed four (4) fiscal quarter period ended at least forty-five (45) days before the Closing Date (or ninety (90) days in case such period includes the end of Marigold’s fiscal year), prepared after giving effect to the transactions described in the Commitment Letter as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income) and any other pro forma financial information required by Regulation S-X in connection with the Transaction Financing; provided that none of Marigold, any of the Marigold Subsidiaries or any of their Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

(v) causing its independent registered public accounting firm (x) to cooperate with Montage in connection with the Transaction Financing, including by providing customary “comfort letters” (including customary “negative assurances”) and (y) to provide customary assistance with the due diligence activities of Montage and the financing sources and the preparation of any pro forma financial statements to be included in the documents referred to in clause (iv) above, and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings;

(vi) using commercially reasonable efforts to ensure that the Transaction Financing benefits from the existing lending relationships of Marigold and the Marigold Subsidiaries;

(vii) assisting to identify the steps for repayment on the Closing Date of the Marigold Credit Facility, the Lunar Notes and other Retired Debt of Marigold, the Marigold Subsidiaries or the Marigold Sharing Companies other than indebtedness which may be mutually agreed and cooperating with any back-stop, “roll-over” or termination of any existing letters of credit thereunder (and the release and discharge of all related liens and security interests), by providing to Montage at least three (3) Business Days prior to Closing customary pay-off letters (in substantially final form), UCC-3 financing statements, filings with the United States Patent and Trademark and/or Copyright Office, real property mortgage releases, account control agreement termination notices, and other similar and related ancillary agreements as are necessary in connection with the Transaction Financing (it being understood that no such documentation shall become effective until the Effective Time);

(viii) using commercially reasonable efforts to obtain such consents, approvals and authorizations required in connection with the Transaction Financing which may be reasonably requested by Montage;

(ix) executing and delivering as of, but not effective before, the Effective Time, and subject in each case to the “Certain Fund Provisions” in the Commitment Letter: customary definitive financing documentation as may be reasonably requested by Montage, including pledge and security documents, guarantees, customary officer’s certificates (including, without limitation, delivery of a solvency certificate in customary form), instruments, copies of any existing surveys, UCC financing statements, filings, security agreements, control agreements, title insurance and other matters ancillary to, or required in connection with, the Transaction Financing (including (A) delivering stock certificates for certificated securities and (with transfer powers executed in blank) of Marigold and its domestic Subsidiaries to the extent required on the Closing Date by the terms of the Transaction Financing and (B) using commercially reasonable efforts to provide customary regulatory and local counsel legal opinions);

(x) taking all corporate actions reasonably requested by Montage that are necessary to permit the consummation of the Transaction Financing (subject in each case to the “Certain Funds Provisions” in the Commitment Letter), including with respect to corporate actions of the Surviving Corporation to be effected immediately following the Effective Time, and to permit the cash at Marigold and the Marigold Subsidiaries, if any, to be made available on the Closing Date to consummate the transactions contemplated hereby, including the repayment of outstanding Indebtedness of Marigold and the Marigold Subsidiaries; provided that the foregoing shall not require the adoption of any corporate resolutions or actions that would be effective prior to the Effective Time;

(xi) at least three (3) Business Days prior to the Closing Date, providing all documentation and other information relating to Marigold and the Marigold Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Montage; and

(xii) reasonable participation by senior officers of Marigold and its Subsidiaries in the negotiation of the definitive documentation for the Transaction Financing.

(c) Marigold hereby consents to the use of all of its and the Marigold Subsidiaries’ logos in connection with the Transaction Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Marigold or the Marigold Subsidiaries or the reputation or goodwill of Marigold or any Marigold Subsidiary; and subject to the prior review by, and consent of, Marigold (such consent not to be unreasonably withheld or delayed). Notwithstanding any other provision set forth herein or in any other agreement between Marigold and Montage (or their respective affiliates), Marigold agrees that Montage and its affiliates may share customary projections with respect to Marigold and its business, which are approved for distribution by Marigold, with their potential financing sources and other prospective lenders in connection with any marketing efforts in connection with the Transaction Financing, provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding anything to the contrary in this Agreement, none of Marigold, any of the Marigold Subsidiaries, any of the applicable Marigold Sharing Companies, any of their respective directors or officers or other personnel shall be required by this Section 6.12 (i) to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of Marigold, the Marigold Subsidiaries or the applicable Marigold Sharing Companies or (ii) to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than any payoff letters required to be received in connection with the Transaction Financing).

(d) Between the date of this Agreement and the Effective Time, as soon as reasonably practicable after the receipt of any written request by Montage to do so, Marigold shall:

(i)

(A) commence offers to purchase, and related consent solicitations to amend, eliminate or waive certain sections of the Lunar Indenture or the Marigold Indenture, as applicable, as specified by Montage (each such offer and related consent solicitation, a “Consent Solicitation”), with respect to all of the outstanding Lunar Notes or Marigold Notes, as applicable, on such terms and conditions, including pricing terms, that are proposed, from time to time by Montage and reasonably acceptable to Marigold, to be consummated after the Effective Time (each a “Debt Tender Offer” and collectively, including any related Consent Solicitation, the “Debt Tender Offers”) and Montage shall assist Marigold in connection therewith; provided that Montage shall consult with Marigold and afford Marigold a reasonable opportunity to review the necessary offer to purchase, related letter of transmittal, supplemental indenture and other related documents in connection with such Debt Tender Offer (the “Debt Tender Offer Documents”) and the material terms and conditions of the Debt Tender Offers. The terms and conditions specified by Montage for the Debt Tender Offers shall be in compliance with applicable Law. The closing of each Debt Tender Offer shall be expressly conditioned on the occurrence of the Effective Time (and shall occur after the Effective Time), and the parties shall use their reasonable best efforts to cause each Debt Tender Offer to close after the Effective Time subject to satisfaction of the other conditions. Concurrent with or immediately following the Effective Time, and in accordance with the terms of the Debt Tender Offer, Marigold shall accept for purchase and purchase each series of Marigold Notes or Lunar Notes, as applicable, properly tendered and not properly withdrawn in the Debt Tender Offer. Marigold shall provide and shall use its reasonable best efforts to cause its respective Representatives to provide all cooperation reasonably requested by Montage in connection with the Debt Tender Offers. Marigold shall not be required to consummate the Debt Tender Offers at or prior to the Effective Time.

(B) A Debt Tender Offer shall comply with the requirements of Rule 14e-1 promulgated under the Exchange Act (“Rule 14e-1”), the Trust Indenture Act of 1939, as amended (the “TIA”), if applicable, and any other applicable Law, it being understood that Marigold shall not be required to take any action that, in the judgment of Marigold, does not comply with Rule 14e-1, the TIA, if applicable, or other applicable Law. Promptly following the expiration of a Consent Solicitation, assuming the requisite consent from the holders of the Lunar Notes or Marigold Notes (including from persons holding proxies from such holders), as applicable, has been received, Marigold shall cause appropriate supplemental indentures (the “Supplemental Indentures”) to become effective providing for the amendments of the Lunar Indenture or Marigold Indenture contemplated in the Debt Tender Offer Documents; provided, however, that notwithstanding the fact that a Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not become operative unless and until the Effective Time has occurred and all conditions to the Debt Tender Offer have been satisfied or (subject to Montage using its reasonable best efforts to obtain approval) waived by Marigold in accordance with the terms hereof. The form and substance of the Supplemental Indentures shall be reasonably satisfactory to Montage.

(C) Marigold shall waive any of the conditions to any Debt Tender Offer as may be reasonably requested by Montage (other than the conditions that any Debt Tender Offer is conditioned on the Effective Time occurring), so long as such waivers would not cause any Debt Tender Offer to violate the Exchange Act, the TIA, or any other applicable Law, and shall not, without the prior written consent of Montage, waive any condition to any Debt Tender Offer or make any change, amendment or modification to the terms and conditions of any Debt Tender Offer (including any extension thereof) other than as agreed between Marigold and Montage.

(ii) in lieu of commencing a Debt Tender Offer for such series (or in addition thereto), (x) (aa) promptly deliver a notice with respect to a Change of Control Offer (as defined in the applicable Lunar Indenture or Marigold Indenture) (as applicable, a “Change of Control Offer”) for the repurchase, on and subject to the occurrence of a Change of Control Payment Date (as defined in the Lunar Indenture) or a Change of Control Purchase Date (as defined in the Marigold Indenture), as applicable, to be mutually agreed by Montage and Marigold, all of the outstanding Lunar Notes Principal Amount or Marigold Notes Principal Amount, as applicable, pursuant to Section 4.14 of the Lunar Indenture and Section 1015 of the Marigold Indenture, and the other provisions of each such Lunar Indenture or Marigold Indenture applicable thereto, and (bb) otherwise comply with the relevant Lunar Indenture or Marigold Indenture with respect to each such Change of Control Offer; or (y) take any actions reasonably requested by Montage to facilitate the satisfaction and/or discharge of such Lunar Notes or Marigold Notes, as applicable, by the Surviving Corporation on or following the Effective Time pursuant to Article VIII of the Lunar Indenture and Article XII of the Marigold Indenture and the other provisions of the Lunar Indenture or Marigold Indenture, as applicable (it being understood that in no event shall Marigold be required to deliver any notices to redeem, repurchase, satisfy or discharge any of the Lunar Notes or Marigold Notes, as applicable, which notice is not revocable or conditional on the occurrence of the Effective Time).

(iii) (x) deliver a notice of redemption pursuant to Section 3.03 of the Lunar Notes Indenture or Section 1105 of the Marigold Indenture, as applicable, in accordance with each such indenture, which in each case may be conditioned upon the occurrence of the Effective Time; (y) cause the delivery, taking or making of all required documents, actions or payments (other than the deposit of the Lunar Notes Payoff Amount or the Marigold Notes Payoff Amount, as applicable) under the Lunar Indenture or the Marigold Indenture, as applicable, to effect the (aa) satisfaction and discharge of the Lunar Notes Indenture pursuant to Article VIII thereof or the Marigold Notes Indenture pursuant to Article XII thereof, as applicable, and (bb) release of all Lunar Notes Obligations and Marigold Notes Obligations, as applicable, subject to, in each case, the payment of the Lunar Notes Payoff Amount or the Marigold Notes Payoff Amount, as applicable (the actions described in this section, a “Redemption”); and (z) deliver to Montage a schedule setting forth the applicable Lunar Notes Payoff Amount or Marigold Notes Payoff Amount.

(e) Notwithstanding anything in this Agreement to the contrary, none of Marigold, the Marigold Subsidiaries or any applicable Marigold Sharing Companies shall be required to (i) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to or in connection with the Transaction Financing prior to the Closing or (ii) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action in connection with the Transaction Financing that is not conditioned on the occurrence of the Closing.

(f) Montage shall (i) indemnify and hold harmless Marigold, the Marigold Subsidiaries and any applicable Marigold Sharing Companies and their respective Representatives (collectively, the “Section 6.12 Indemnitees”) from and against any and all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Section 6.12 Indemnitees in connection with their cooperation and assistance obligations set forth in this Section 6.12, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of Marigold, any of the Marigold Subsidiaries or any of their respective Representatives, (ii) reimburse Marigold for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Marigold, the Marigold Subsidiaries and the Marigold Sharing Companies (and their respective Representatives) in connection with their cooperation and assistance obligations set forth in this Section 6.12, and (iii) reimburse Marigold for all fees and out-of-pocket expenses of Marigold’s independent registered accounting firm or its other Representatives incurred in connection with Marigold’s and its Subsidiaries cooperation and assistance obligations set forth in this Section 6.12.

Section 6.13 Section 16 Matters. Prior to the Effective Time, each of Montage and Marigold shall take all commercially reasonable steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of any shares of Marigold Common Stock (including derivative securities with respect to such shares) or acquisitions of shares of Montage Class A Common Stock (including derivative securities with respect to such shares of Montage Class A Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Montage or Marigold, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Transaction Litigation. Each of Marigold and Montage shall promptly notify the other of any actions, suits, claims or proceedings commenced against it and/or its directors or officers relating to this Agreement, the other Transaction Documents, the Mercury Merger Agreement, or any of the transactions contemplated hereby and thereby (collectively, “Transaction Litigation”). Each of Marigold and Montage shall give the other the opportunity to participate in the defense or settlement of such Transaction Litigation. None of Marigold, Montage or any of their respective Subsidiaries shall agree to any settlement of Transaction Litigation without the prior written consent of Montage (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15 Stock Exchange Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist shares of Marigold Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until the Effective Time.

Section 6.16 Obligations of Merger Sub. Montage shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions contemplated hereby.

Section 6.17 PBGC. Marigold and its Affiliates shall provide to the Pension Benefit Guaranty Corporation any notice related to the transactions contemplated by this Agreement required to be so provided by applicable Law or by any agreement with the Pension Benefit Guaranty Corporation to which Marigold or any of its Affiliates is a party.

Section 6.18 Sharing Companies.

(a) Notwithstanding anything in this Agreement to the contrary, Marigold and the Marigold Subsidiaries shall have no duty or obligation hereunder or in the transactions contemplated hereby to cause the Marigold Sharing Companies to take any action or to forego from taking any action, except to the extent that Marigold or the Marigold Subsidiaries (other than the Marigold Sharing Companies) have a right to cause the Marigold Sharing Companies to take any action or forego from taking any action under any Contracts in effect between Marigold or the Marigold Subsidiaries (other than the Marigold Sharing Companies), on the one hand, and the Marigold Sharing Companies, on the other hand.

(b) Notwithstanding anything in this Agreement to the contrary, Montage and the Montage Subsidiaries shall have no duty or obligation hereunder or in the transactions contemplated hereby to cause the Montage Sharing Companies to take any action or to forego from taking any action, except to the extent that Montage or the Montage Subsidiaries (other than the Montage Sharing Companies) have a right to cause the Montage Sharing Companies to take any action or forego from taking any action under any Contracts in effect between Montage or the Montage Subsidiaries (other than the Montage Sharing Companies), on the one hand, and any of the Montage Sharing Companies, on the other hand.

Section 6.19 Spectrum Auction; CVR Arrangements.

(a) Spectrum Auction.

(i) Notwithstanding anything to the contrary set forth in this Agreement (including Section 5.2), Marigold and each Marigold Subsidiary shall be permitted to participate in the FCC Broadcast Incentive Auction, including for the sale of spectrum, and enter into channel sharing agreements, and permit its Sharing Companies to participate in the FCC Broadcast Incentive Auction, including for the sale of spectrum, and enter into channel sharing agreements, in all material respects in accordance with Section 6.19(a)(i) to the Marigold Disclosure Letter, the final version of which was transmitted by Wiley Rein LLP by e-mail at 5:56 p.m. EST on January 12, 2016.

(ii) Notwithstanding anything to the contrary set forth in this Agreement (including Section 5.2), Montage and each Montage Subsidiary shall be permitted to participate in the FCC Broadcast Incentive Auction, including for the sale of spectrum, and enter into channel sharing agreements, and permit its Sharing Companies to, participate in the FCC Broadcast Incentive Auction, including for the sale of spectrum, and enter into channel sharing agreements, in all material respects in accordance with Section 6.19(a)(ii) to the Montage Disclosure Letter, the final version of which was transmitted by Wiley Rein LLP by e-mail at 5:57 p.m. EST on January 12, 2016.

(iii) To the extent required by FCC Public Notice DA 15-1129 or otherwise, Montage hereby agrees to be bound by the actions of Marigold and its Subsidiaries in the FCC Broadcast Incentive Auction with respect to the FCC Licenses relating to any of the Marigold Stations participating in the FCC Broadcast Incentive Auction in accordance with Section 6.19(a)(i).

(b) CVR Arrangements.

(i) In the event that the Auction Completion Date occurs prior to the Closing, Montage and Marigold shall, as promptly as practicable after the Auction Completion Date, jointly and in good faith calculate the Estimated Sharing Percentage (as defined in the CVR Agreement). Montage and Marigold shall, and each shall cause its respective Subsidiaries to, provide the other with all information, books and records as the other shall reasonably request for purposes of calculating such Estimated Sharing Percentage and an estimate, prepared in good faith, of the Total Net Company Proceeds (as defined in the CVR Agreement). Promptly after the determination of such Estimated Sharing Percentage and such estimate of the Total Net Company Proceeds, Marigold may announce such Estimated Sharing Percentage, the components thereof and such estimate of the Total Net Company Proceeds, divided by the sum of the number of shares of Marigold Common Stock then outstanding plus the number of shares of Marigold Voting Common Stock subject to Marigold Stock Options then outstanding plus the number of shares of Marigold Common Stock underlying the Marigold Stock-Based Awards then outstanding.

(ii) Notwithstanding anything to the contrary set forth in this Agreement (including Section 5.2) but subject to Section 6.19(b)(ii) of the Marigold Disclosure Letter, Marigold shall be permitted to (x) at any time after the Auction Completion Date, (A) execute and deliver, and cause the Rights Agent to execute and deliver, the CVR Agreement, (B) distribute the Contingent Value Rights to the holders of Marigold Common Stock, Marigold Stock Options and Marigold Stock-Based Awards (provided that the Contingent Value Rights to be distributed to the holders of Marigold Stock Options and Marigold Stock-Based Awards may be withheld by Marigold and distributed to such holders prior to, or in connection with, the Closing, together with any amounts that would have been distributed in respect of such Contingent Value Rights had such Contingent Value Rights been distributed to such holders at the time the Contingent Value Rights were distributed to the holders of Marigold Common Stock), and (C) make the payments contemplated by the CVR Agreement to the Rights Agent for distribution to the holders of the Contingent Value Rights pursuant to the terms of the CVR Agreement, and (y) amend the Marigold Credit Facility solely to the extent necessary to allow Marigold to take the action contemplated by clause (x) (and, for the avoidance of doubt, Marigold shall not be permitted to take the action contemplated by clause (x) without such amendment if such action would violate the terms of the Marigold Credit Facility).

(iii) Prior to the Closing, Montage and Marigold shall use reasonable best efforts to cooperate, including by making changes to the form of CVR Agreement attached hereto as Exhibit B, as necessary to ensure that the CVR Agreement is in a form reasonably acceptable to the Rights Agent and that the Contingent Value Rights are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” Laws.

(iv) In the event that a Pre-Closing CVR Distribution occurs, then, at the Closing, Montage shall execute and deliver to the Rights Agent the CVR Agreement (or a joinder thereto) as a substitute obligor. In the event that a Pre-Closing CVR Distribution does not occur, then, at the Closing, Montage shall enter into the CVR Agreement with the Rights Agent.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Marigold, on the one hand, and Montage and Merger Sub, on the other, to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Required Approvals. (i) The waiting period under the HSR Act with respect to the Merger shall have expired or been earlier terminated, (ii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or as extended by the FCC and any restriction contained therein or otherwise imposed by the FCC delaying or prohibiting consummation of the Merger for reasons related to a FCC Broadcast Incentive Auction shall have lapsed or been rendered moot, (iii) the Required Montage Vote shall have been obtained, and (iv) the Required Marigold Vote shall have been obtained.

(b) No Order. No Order (whether temporary, preliminary or permanent) issued by any U.S. federal or state court of competent jurisdiction preventing the consummation of the Merger shall be in effect.

(c) Registration Statement Effective. The SEC shall have declared the Form S-4 effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued.

(d) NASDAQ Listing. The shares of Montage Class A Common Stock issuable in connection with the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of Montage and Merger Sub. The obligation of Montage and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Montage, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Marigold in Section 3.2(a) and Section 3.2(b) (solely with respect to the first two sentences thereof) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in either case, for inaccuracies that are not reasonably expected to result in the former holders of Marigold Voting Common Stock, Marigold Non-Voting Common Stock, Marigold Stock Options and Marigold Stock-Based Awards owning additional equity in Montage that, in the aggregate, is valued based upon the Marigold Merger Consideration at more than $5,000,000. The representations and warranties of Marigold in Section 3.1(a), Section 3.3(a) and Section 3.6 that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. All of the other representations and warranties of Marigold contained in Article III of this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Marigold; and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to the foregoing effect.

(b) Performance of Obligations of Marigold. Marigold shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to such effect.

(c) No Material Adverse Effect on Marigold. Since the date of this Agreement, there shall not have been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Marigold, and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to such effect.

(d) Third Party Consents. The third-party consents set forth on Section 7.2(d) of the Marigold Disclosure Letter shall have been obtained.

Section 7.3 Conditions to Obligations of Marigold. The obligation of Marigold to effect the Merger is also subject to the satisfaction or waiver by Marigold at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Montage in Section 4.2(a) and Section 4.2(b) (solely with respect to the first two sentences thereof) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in either case, for inaccuracies that would not reflect a change in the number of fully diluted shares of Montage Class A Common Stock, before giving effect to the Merger, that, in the aggregate, is valued at more than $5,000,000. The representations and warranties of Montage in Section 4.1(a), Section 4.3(a) and Section 4.6 that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. All of the other representations and warranties of Montage contained in Article IV of this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Montage; and Marigold shall have received a certificate signed on behalf of Montage by the Chief Executive Officer or the Chief Financial Officer of Montage to the foregoing effect.

(b) Performance of Obligations of Montage and Merger Sub. Each of Montage and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Marigold shall have received a certificate signed on behalf of Montage and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Montage to such effect.

(c) No Material Adverse Effect on Montage. Since the date of this Agreement, there shall not have been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Montage, and Marigold shall have received a certificate signed on behalf of Montage by the Chief Executive Officer or the Chief Financial Officer of Montage to such effect.

(d) Third Party Consents. The third-party consents set forth on Section 7.3(d) of the Montage Disclosure Letter shall have been obtained.

(e) Contingent Value Rights. Montage (and, if applicable, the Rights Agent) shall have executed and delivered to Marigold (and, if applicable, the Rights Agent) the CVR Agreement in accordance with Section  6.19(b)(iv).

Section 7.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Required Marigold Vote or the Required Montage Vote:

(a) by mutual consent of Marigold and Montage in a written instrument;

(b) by either Marigold or Montage if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the Merger, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied with its obligations pursuant to Section 6.3 with respect to such Order;

(c) by either Marigold or Montage if the Merger shall not have been consummated on or before January 27, 2017 (the “Initial Outside Date”); provided, that if on the Initial Outside Date any of the conditions set forth in Section 7.1(a)(i) or (a)(ii) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied, then the Initial Outside Date shall be automatically extended to April 27, 2017 (the “Second Outside Date”); provided, further, that if the Marketing Period has not ended by the last Business Day immediately prior to the Outside Date, then the Outside Date shall be automatically extended without any action by the parties to the fifth (5th) Business Day following the final day of the Marketing Period. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless extended pursuant to the foregoing sentence, in which case, the term “Outside Date” shall mean the Second Outside Date. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Marigold or Montage if there shall have been a breach of any of the covenants or agreements or there shall be any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of Marigold, in the case of a termination by Montage, or Montage or Merger Sub, in the case of a termination by Marigold, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b), in the case of a termination by Montage, or the conditions set forth in Section 7.3(a) or Section 7.3(b), in the case of a termination by Marigold, and which, if curable, is not cured by, on or before the earlier of (i) the Outside Date or (ii) thirty (30) days following receipt of written notice by the party committing such breach, or which by its nature or timing cannot be cured prior to the Outside Date;

(e) by (i) Marigold or Montage if the Montage Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Montage Vote shall not have been obtained, or (ii) by Marigold or Montage if the Marigold Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Marigold Vote shall not have been obtained;

(f) by Marigold, at any time prior to the Montage Approval Time, (i) if Montage shall have breached or failed to perform in any material respect its obligations under Section 6.2(a) or Section 6.11, (ii) if a Montage Triggering Event shall have occurred or (iii) Montage shall have failed to reaffirm the Montage Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal with respect to Montage shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal with respect to Montage), and (y) receipt by Montage of a written request to do so from Marigold;

(g) by Montage, at any time prior to the Marigold Approval Time, (i) if Marigold shall have breached or failed to perform in any material respect its obligations under Section 6.2(b) or Section 6.10, (ii) if a Marigold Triggering Event shall have occurred or (iii) Marigold shall have failed to reaffirm the Marigold Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal with respect to Marigold shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal with respect to Marigold), and (y) receipt by Marigold of a written request to do so from Montage;

(h) by Marigold, at any time prior to the Marigold Approval Time, if the Marigold Board determines to enter into a definitive agreement to accept a Marigold Superior Offer in accordance with Section 6.10(c), provided Marigold pays to Montage the Marigold Termination Fee substantially concurrently with such termination pursuant to Section 8.3(a); or

(i) by either Montage or Marigold if the other party fails to consummate the Closing within three (3) Business Days after the day such party is required to consummate the Closing in accordance with Section 1.1; provided neither party may terminate for its own failure to consummate the Closing when required by Section 1.1.

Section 8.2 Effect of Termination. In the event of termination of this Agreement by either Marigold or Montage as provided in Section 8.1 (or by Marigold and Montage as provided in Section 8.1(a)), this Agreement shall forthwith become void and have no effect, and none of the parties or any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) the fourth (4th) sentence of Section 6.3(g)(i) and the second sentence of Section 6.3(g)(ii), Section 6.4(b), Section 6.12(f), this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX (other than Section 9.8) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Marigold nor Montage shall be relieved or released from any liabilities or damages arising out of its common law fraud or Intentional Breach of any agreement or covenant in this Agreement (including a party’s failure to consummate the Closing when required by Section 1.1).

Section 8.3 Termination Fee.

(a) If this Agreement is terminated: (i) by Marigold pursuant to Section 8.1(f); or (ii) by Montage or Marigold pursuant to Section 8.1(c) or Section 8.1(e)(i), or by Marigold pursuant to Section 8.1(d), and in the case of clause (ii) of this sentence: (I)(x) in the case of a termination pursuant to Section 8.1(e)(i), at or prior to the Montage Shareholder Meeting a bona fide Acquisition Proposal made after the date hereof with respect to Montage shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn prior to the completion of the Montage Shareholder Meeting and (y) in the case of a termination pursuant to Section 8.1(c) or Section 8.1(d), prior to such termination a bona fide Acquisition Proposal with respect to Montage shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn, and provided that the Required Montage Vote shall not have been obtained at the Montage Shareholder Meeting (including any adjournment or postponement thereof); and (II): (1) on or prior to the first anniversary of such termination of this Agreement, an Acquisition Transaction with respect to Montage is consummated; or (2) (x) on or prior to the first anniversary of such termination of this Agreement, a definitive agreement relating to an Acquisition Transaction with respect to Montage is entered into by Montage, and (y) such Acquisition Transaction is subsequently consummated, Montage shall pay to Marigold or its designee, in cash at the time specified in the following sentence, a fee in the amount of $80 million (the “Montage Termination Fee”), less, in the case of a termination pursuant to Section 8.1(e)(i), the Montage No Vote Fee that shall have been paid as provided below. The Montage Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within two (2) Business Days after the termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within two (2) Business Days after the consummation of the applicable Acquisition Transaction. “Acquisition Transaction” for purposes of clause (II) of clause (ii) of this Section 8.3(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 9.3 except that references in the definition to “20%” shall be replaced by “50%.” Without limiting the foregoing, if this Agreement is terminated by either Marigold or Montage pursuant to Section 8.1(e)(i), then Montage shall pay to Marigold or its designee, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $20 million (the “Montage No Vote Fee”). The Montage No Vote Fee shall be paid within two (2) Business Days after the termination of this Agreement.

(b) If this Agreement is terminated: (i) (A) by Montage pursuant to Section 8.1(g) or (B) by Marigold pursuant to Section 8.1(h); or (ii) by Montage or Marigold pursuant to Section 8.1(c), or by Montage pursuant to Section 8.1(d) or Section 8.1(e)(ii), and in the case of clause (ii) of this sentence: (I)(x) in the case of a termination pursuant to Section 8.1(e)(ii), at or prior to the Marigold Shareholder Meeting a bona fide Acquisition Proposal made after the date hereof with respect to Marigold shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn prior to the completion of the Marigold Shareholder Meeting, (y) in the case of a termination pursuant to Section 8.1(c) or Section 8.1(d), prior to such termination a bona fide Acquisition Proposal with respect to Marigold shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn, and provided that the Required Marigold Vote shall not have been obtained at the Marigold Shareholder Meeting (including any adjournment or postponement thereof); and (II): (1) on or prior to the first anniversary of such termination of this Agreement, an Acquisition Transaction with respect to Marigold is consummated; or (2) (x) on or prior to the first anniversary of such termination of this Agreement, a definitive agreement relating to an Acquisition Transaction with respect to Marigold is entered into by Marigold, and (y) such Acquisition Transaction is subsequently consummated, Marigold shall pay to Montage, in cash at the time specified in the following sentence, a fee in the amount of $80 million (the “Marigold Termination Fee”), less, in the case of a termination pursuant to Section 8.1(e)(ii), the Marigold No Vote Fee that shall have been paid as provided below. The Marigold Termination Fee shall be paid as follows: (x) in the case of clause (i)(A) of the preceding sentence, within two (2) Business Days after the termination of this Agreement and in the case of clause (i)(B) of the preceding sentence, substantially concurrently with the termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within two (2) Business Days after the consummation of the applicable Acquisition Transaction. “Acquisition Transaction” for purposes of clause (II) of clause (ii) of this Section 8.3(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 9.3 except that references in the definition to “20%” shall be replaced by “50%.” Without limiting the foregoing, if this Agreement is terminated by either Marigold or Montage pursuant to Section 8.1(e)(ii), then Marigold shall pay to Montage or its designee, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $20 million (the “Marigold No Vote Fee”). The Marigold No Vote Fee shall be paid within two (2) Business Days after the termination of this Agreement.

(c) If Montage fails to pay when due the Montage Termination Fee or the Montage No Vote Fee, or Marigold fails to pay when due the Marigold Termination Fee or the Marigold No Vote Fee, then Montage or Marigold, as applicable, shall: (i) reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of the Montage Termination Fee, the Montage No Vote Fee, the Marigold Termination Fee or the Marigold No Vote Fee, as applicable, and the enforcement by such other party of its rights under this Section 8.3; and (ii) pay to the other party interest on the amount of the Montage Termination Fee, the Montage No Vote Fee, the Marigold Termination Fee or the Marigold No Vote Fee, as applicable (for the period commencing as of the date the such termination fee was originally required to be paid through the date such termination fee is actually paid to such other party in full) at a rate per annum equal to the lower of: (i) the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid; or (ii) the maximum rate permitted by applicable Law.

(d) The parties hereto acknowledge and agree that (i) in no event shall Montage be required to pay the Montage Termination Fee or the Montage No Vote Fee (plus the remainder of the Montage Termination Fee, if later payable), or Marigold be required to pay the Marigold Termination Fee or the Marigold No Vote Fee (plus the remainder of the Marigold Termination Fee, if later payable), on more than one occasion, and (ii) in no event shall Montage be required to pay more than one of (x) the Montage Termination Fee and (y) the Montage No Vote Fee (plus the remainder of the Montage Termination Fee, if later payable), or Marigold be required to pay more than one of (A) the Marigold Termination Fee and (B) the Marigold No Vote Fee (plus the remainder of the Marigold Termination Fee, if later payable), in each case, whether or not such termination fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

Section 8.4 Amendment. Subject to compliance with applicable Law and Section 6.6(e), the provisions of this Agreement may be amended, modified or supplemented by written agreement of each of Montage and Marigold, whether before or after approval by the shareholders of Marigold or Montage; provided, however, that Section 8.4 (Amendment); Section 9.7 (Governing Law; Jurisdiction); Section 9.9 (Assignments; Third Party Beneficiaries); and Section 9.12 (Non-Recourse) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) shall not be amended in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of another party,

(ii) waive any inaccuracies in the representations and warranties of another party contained in this Agreement, and (iii) waive compliance with any of the agreements of another party or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except to the extent set forth in Section 6.3(a), Schedule 6.3, Section 6.3(e), Section 6.12(f), Section 6.19, Section 8.3(a) and Section 8.3(b).

Section 9.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or if sent via facsimile (with confirmation and same day dispatch by express courier utilizing next-day service), (b) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested), (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing next-day service by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) or (d) on the date such notice is transmitted by e-mail to the e-mail addresses previously provided to the other parties:

(a)	if to Montage or Merger Sub, to:

Nexstar Broadcasting Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

Attention: Perry A. Sook and Elizabeth Ryder

Facsimile: (972) 373-8888

E-mail: psook@nexstar.tv and eryder@nexstar.tv

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention: Armand Della Monica, Sarkis Jebejian and David Feirstein

Facsimile: (212) 446-4900

E-mail: adellamonica@kirkland.com, sarkis.jebejian@kirkland.com and david.feirstein@kirkland.com

(b)	if to Marigold, to:

Media General, Inc.

333 East Franklin Street

Richmond, Virginia 23219

Attention: Andrew C. Carington

Facsimile: (804) 887-7021

E-mail: acarington@mediageneral.com

with copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Philip Richter; Jeffrey Bagner; and Abigail P. Bomba

Facsimile: (212) 859-4000

E-mail: philip.richter@friedfrank.com; jeffrey.bagner@friedfrank.com; and abigail.bomba@friedfrank.com

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael Aiello and Sachin Kohli

Facsimile: (212) 310-8007

E-mail: michael.aiello@weil.com and sachin.kohli@weil.com

Section 9.3 Definitions. For purposes of this Agreement:

“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of Montage or Marigold) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Montage or Marigold) for any Acquisition Transaction or possible Acquisition Transaction.

“Acquisition Transaction” with respect to Montage or Marigold, as applicable, means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Montage or Marigold, as applicable, or any of their Subsidiaries, pursuant to which such Person or “group” would own 20% or more of the consolidated assets, revenues or net income of Montage or Marigold, as applicable, and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Montage or Marigold, as applicable (including Equity Interests of any of its Subsidiaries), or any Subsidiary of Montage or Marigold, as applicable, representing 20% or more of the consolidated assets, revenues or net income of Montage or Marigold, as applicable, and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the issued and outstanding equity securities of Montage or Marigold, as applicable, (iv) transaction or series of transactions in which any Person or “group” would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the issued and outstanding equity securities of Montage or Marigold, as applicable, (v) action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction, or (vi) any combination of any of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Auction Completion Date” means the date upon which the FCC announces the successful completion of the FCC Broadcast Incentive Auction and the related forward auction of Spectrum.

“Barter Agreement” means any Contract pursuant to which a Person has sold or traded commercial air time in consideration for property or services in lieu of or in addition to cash.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close and shall consist of the time period from 12:01 a.m. through midnight at such location.

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended.

“Compliant” means, with respect to the Required Financial Information, that: (a) the Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Financial Information not misleading in light of the circumstances in which made; (b) the applicable auditors have not withdrawn or advised that they intend to withdraw any audit opinion with respect to any audited financial statements contained in the Required Financial Information; (c) it has not become necessary to restate any historical financial statements included in the Required Financial Information, and Marigold has not publicly announced that any such restatement is under consideration; and (d) the financial statements included in the Required Financial Information comply in all material respects with Rule 3-12 of Regulation S-X.

“Divestiture Station” has the meaning given to such term on Schedule 6.3.

“Environmental Claims” means, in respect of any Person, any and all Actions alleging noncompliance with or actual or potential liability under Environmental Law or the presence or Release of, or exposure to, any Hazardous Materials.

“Environmental Law” means all Laws relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment, or human health or safety relating to exposure to Hazardous Materials.

“Environmental Permits” means all permits, licenses, identification numbers, registrations and other governmental authorizations required under or issued pursuant to applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor, or the value of which is determined in reference thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“FCC Applications” means those applications and requests for waivers required to be filed with the FCC to obtain the approvals and waivers of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

“FCC Broadcast Incentive Auction” means any FCC reverse broadcast incentive auction to be conducted pursuant to Section 6403 of the Middle Class Tax Relief and Job Creation Act of 2012 (Pub. L. No. 112-96, § 6403, 126 Stat. 156, 225-230 (2012)), codified at 47 U.S.C. § 1452, including the auction currently scheduled to begin on March 29, 2016.

“FCC Broadcast Incentive Auction Rules” means the FCC’s rules governing the FCC Broadcast Incentive Auction, including without limitation the anticollusion provisions thereof prohibiting during the FCC-designated quiet period the direct or indirect communication of incentive auction bids and bidding strategy.

“FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

“FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Montage Stations or the Marigold Stations by the FCC, or otherwise granted to or held by Montage or any Montage Subsidiary or Marigold or any Marigold Subsidiary.

“FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

“GAAP” means U.S. generally accepted accounting principles.

“Hazardous Materials” means any wastes, substances, or materials that are defined or listed by any Environmental Law as hazardous, toxic, pollutants or contaminants, including, without limitation, substances defined as “hazardous wastes,” “hazardous substances,” or “toxic substances” under any Environmental Laws. “Hazardous Materials” includes, without limitation, polychlorinated biphenyls, asbestos and asbestos containing material, lead-based paints, and petroleum and petroleum products (including, without limitation, crude oil or any fraction thereof).

“Indebtedness” means, with respect to any Person, (i) all obligations evidenced by a note, bond, debenture, credit agreement or other debt instrument, (ii) all obligations with respect to letters of credit, banker’s acceptances or similar facilities, (iii) all obligations under any interest rate or currency protection agreement or swaps, forward contracts and similar agreements, (iv) all obligations for borrowed money, (v) all obligations for the deferred purchase price of property or services, including all seller notes and “earn-out” payment obligations, whether or not matured, (vi) all obligations required to be accounted for as capital leases under GAAP, (vii) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or Equity Interests or any warrants, rights or options to acquire such capital stock or Equity Interests, and (viii) all guarantees issued in respect of the obligations described in clauses (i)-(vii) above of any other Person (contingent or otherwise), in each case including the aggregate principal amount of, and any accrued interest and applicable pre-payment charges, fees, penalties or premiums with respect to such obligations; provided, that, Indebtedness shall not include: (i) with respect to Marigold or any Subsidiary of Marigold, any intercompany indebtedness solely among Marigold and one or more direct or indirect wholly-owned Subsidiaries thereof, or solely among two or more Marigold Subsidiaries directly or indirectly wholly-owned by Marigold, (ii) with respect to Montage or any Subsidiary of Montage, any intercompany indebtedness solely among Montage and one or more wholly-owned Subsidiaries thereof, or solely among two or more Montage Subsidiaries directly or indirectly wholly-owned by Montage, or (iii) any accounts payable or trade payables, in each case incurred in the ordinary course of business.

“Intellectual Property” means all foreign and domestic intellectual property, including all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not; (iii) trade secrets and know-how (including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists); (iv) copyrights and works of authorship in any media (including computer software programs, source code, databases and other compilations of information); (v) applications and registrations for any of the foregoing in (i) through (v); and (vi) divisionals, continuations, continuations-in-part and provisionals and patents issuing on any of the foregoing in this (vi), and all extensions, modifications, renewals, reissues, reexaminations, substitutions, restorations, and reversions of any of the foregoing in (i) through (vi).

“Intentional Breach” means, with respect to any agreement or covenant hereunder, an action or omission (including a failure to cure circumstances) taken or omitted to be taken after the date hereof that the breaching Person intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause a material breach of such agreement or covenant. For the avoidance of doubt, and without limiting the foregoing, any failure of Montage or Marigold to consummate the Closing when required by Section 1.1 shall be an Intentional Breach by such party of such party’s covenants hereunder.

“Knowledge” or any similar phrase means (a) with respect to Marigold or the Marigold Subsidiaries, the actual knowledge after due inquiry of the persons listed on Section 9.3 to the Marigold Disclosure Letter, and (b) with respect to Montage and its Subsidiaries, the actual knowledge of the persons listed on Section 9.3 to the Montage Disclosure Letter.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required under GAAP to be accrued on the financial statements of such Person.

“Lunar Indenture” means that certain indenture, dated as of October 12, 2012, by and among LIN Television Corporation, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., governing the Lunar Notes, as in effect on the date hereof (together with any amendments, modifications or supplements thereto).

“Lunar Notes” means the 6.375% Senior Notes due 2021 issued pursuant to the Lunar Indenture.

“Lunar Notes Applicable Premium” means the Applicable Premium, as defined in the Lunar Indenture.

“Lunar Notes Obligations” means the Obligations, as defined in the Lunar Indenture, of LIN Television Corporation and any other obligor under the Lunar Indenture and the Lunar Notes.

“Lunar Notes Payoff Amount” means the Lunar Notes Principal Amount, together with any accrued and unpaid interest to, but excluding, the date of redemption not already included in the Lunar Notes Principal Amount, plus any Lunar Notes Applicable Premium as of the date of redemption, in an amount sufficient to pay and discharge the entire indebtedness of the Lunar Notes.

“Lunar Notes Principal Amount” means $290,000,000 or such lesser aggregate principal amount of the Lunar Notes outstanding, together with any accrued but unpaid interest thereon, as of 11:59 P.M. Eastern time on the day immediately prior to the Closing Date.

“Lunar Notes Trustee” means the trustee of the Lunar Notes.

“Marigold Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Marigold or any of the Marigold Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Marigold or any of the Marigold Subsidiaries or to which Marigold or any of the Marigold Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program or policy, excluding the Marigold Employment Agreements.

“Marigold Common Stock” means the Marigold Voting Common Stock and the Marigold Non-Voting Common Stock.

“Marigold Confidentiality Agreement” means a customary confidentiality agreement with Marigold (which confidentiality agreement must be no less restrictive with respect to the confidential treatment of information by such third-party thereto than the Confidentiality Agreement).

“Marigold Credit Facility” means that certain Credit Agreement, dated as of July 31, 2013, among Marigold and the other parties thereto.

“Marigold Deferred Compensation Plan” means the Deferred Income Plan for Selected Key Executives of Marigold, amended and restated as of December 1, 1984, the Marigold Directors’ Deferred Compensation Plan, amended and restated as of April 30, 2014 and the Marigold Deferred Compensation Plan, amended and restated as of January 1, 2012.

“Marigold Employment Agreement” means a contract or agreement of Marigold or any of the Marigold Subsidiaries with any individual who is rendering or has rendered services thereto as an employee pursuant to which Marigold or any of the Marigold Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Marigold FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Marigold Stations, or otherwise granted to or held by Marigold or any Marigold Subsidiary.

“Marigold Exchange Ratio” means 0.1249.

“Marigold Incentive Plans” means the Media General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007, the Media General, Inc. 1996 Employee Non-Qualified Stock Option Plan, amended as of December 31, 2001, the Media General, Inc. 1997 Employee Restricted Stock Plan, amended as of December 31, 2007, the LIN Media LLC 2002 Stock Plan, as amended and restated as of July 30, 2013, and the LIN Media LLC amended and restated 2002 Non-Employee Director Stock Plan, as amended and restated as of July 30, 2013.

“Marigold Indenture” means that certain indenture, dated as of November 5, 2014, by and among Media General Financing Sub, Inc., which was merged with and into LIN Television Corporation, as issuer, and The Bank of New York Mellon, as Trustee, governing the Marigold Notes, as in effect on the date hereof (together with any amendments, modifications or supplements thereto).

“Marigold Intervening Event” shall mean any material event or development or material change in circumstances with respect to Marigold that was (i) neither known to the Marigold Board nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of Marigold nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to any Acquisition Proposal; provided, that in no event shall any action taken by either party in accordance with this Agreement, and the consequences of any such action, constitute a Marigold Intervening Event.

“Marigold Non-Voting Common Stock” means the Non-Voting Common Stock, no par value per share, of Marigold.

“Marigold Notes” means the 5.875% Senior Notes due 2022 issued pursuant to the Marigold Indenture.

“Marigold Notes Applicable Premium” means the Applicable Premium, as defined in the Marigold Indenture.

“Marigold Notes Obligations” means Indenture Obligations, as defined in the Marigold Indenture.

“Marigold Notes Payoff Amount” means the Marigold Notes Principal Amount, together with any accrued and unpaid interest to, but excluding, the date of redemption not already included in the Marigold Notes Principal Amount, plus any Marigold Notes Applicable Premium as of the date of redemption, in an amount sufficient to pay and discharge the entire indebtedness of the Marigold Notes.

“Marigold Notes Principal Amount” means $400,000,000 or such lesser aggregate principal amount of the Marigold Notes outstanding, together with any accrued but unpaid interest thereon, as of 11:59 P.M. Eastern time on the day immediately prior to the Closing Date.

“Marigold Notes Trustee” means the trustee of the Marigold Notes

“Marigold Shareholder” means a holder of shares of Marigold Voting Common Stock or Marigold Non-Voting Common Stock.

“Marigold Sharing Company” means each entity identified in Section 9.3 of the Marigold Disclosure Letter with which Marigold has a Sharing Agreement.

“Marigold Station Licenses” means the main station license issued by the FCC for each of the Marigold Stations.

“Marigold Stations” means (a) the television broadcast stations owned by Marigold and the Marigold Subsidiaries and listed in Section 9.3 of the Marigold Disclosure Letter as the Marigold Owned Stations and (b) the television broadcast station licensed to a third party and subject to Sharing Agreement with Marigold or the Marigold Subsidiaries and listed in Section 9.3 of the Marigold Disclosure Letter as a station of a Marigold Sharing Company.

“Marigold Superior Offer” shall mean a bona fide written Acquisition Proposal (except that references in the definition of Acquisition Transaction, as it applies to the definition of Acquisition Proposal, to “20%” shall be replaced by “100%”) with respect to Marigold that is determined by the Marigold Board, in its good faith business judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to the Marigold Shareholders than the transactions contemplated by this Agreement (taking into account any revised proposal by Montage to amend the terms of this Agreement or the other Transaction Documents) and (ii) is reasonably expected to be consummated.

“Marigold Triggering Event” shall be deemed to have occurred if (a) Marigold shall have failed to include in the Joint Proxy Statement/Prospectus mailed to Marigold Shareholders the Marigold Board Recommendation, or (b) a Marigold Adverse Recommendation Change shall have occurred.

“Marigold Voting Common Stock” means the Voting Common Stock, no par value per share, of Marigold.

“Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

“Marketing Period” means fifteen (15) consecutive Business Days after the date on which both the Required Marigold Vote and Required Montage Vote have been received (a) commencing on the date Montage shall have received the Required Financial Information, all of which is Compliant, provided, that, if Marigold shall in good faith reasonably believe it has provided the Required Financial Information, it may deliver to Montage a written notice to that effect (stating when it believes it has completed such delivery), in which case Marigold shall be deemed to have complied with its obligation to provide the Required Financial Information on the date of delivery of such notice, unless Montage in good faith reasonably believes Marigold has not completed the delivery of the Required Financial Information and within three (3) Business Days after the delivery of such notice by Marigold, delivers a written notice to Marigold to that effect (stating with specificity which Required Financial Information Marigold has not delivered), and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period; provided, however, that (i) the Marketing Period shall end on any earlier date on which the Transaction Financing is consummated and Montage shall have obtained all of the proceeds contemplated thereby, (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) Business Day period, (A) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until a new unqualified audit opinion is issued with respect to such year end audited financial statements by Deloitte & Touche LLP or another independent registered accounting firm reasonably acceptable to Montage, (B) Marigold shall have publicly announced, or the Marigold Board shall have determined, that a restatement of any material financial information included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or Marigold has determined that no restatement shall be required or (C) the Required Financial Information is not Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced) and (iii) (x) November 25, 2016 shall not be deemed to be a Business Day for purposes of calculating such fifteen (15) consecutive Business Days period and (y) such period (1) shall commence no earlier than January 4, 2016, (2) shall either have been completed prior to August 19, 2016 or shall not commence until September 7, 2016 and (3) shall either have been completed prior to December 21, 2016 or shall not commence until January 2, 2017.

“Material Adverse Effect on Marigold” means a material adverse effect on the business, financial condition or results of operations of Marigold and the Marigold Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or there is reasonably likely to be a “Material Adverse Effect on Marigold”, the results and consequences of the following events, circumstances, changes, effects, developments, conditions and occurrences shall not be taken into account: (i) any failure of Marigold to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period or change in the market price or trading volume of shares of Marigold Common Stock (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect on Marigold, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which Marigold and the Marigold Subsidiaries operate, (iii) any changes in the economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) other than with respect to the representations and warranties set forth in Sections 3.4, 3.5 and 3.10(i) and the conditions set forth in Section 7.2(a) to the extent relating to such representations and warranties, the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of Montage or any of its Affiliates or facts, circumstances or events relating to Montage or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Montage, (viii) earthquakes, hurricanes, floods or other natural disasters or (ix) any Transaction Litigation, except in the case of each of clauses (ii), (iii) and (iv) to the extent that Marigold and the Marigold Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other similarly situated participants in the television broadcasting industry (but only to the extent of such disproportionality).

“Material Adverse Effect on Montage” means a material adverse effect on the business, financial condition or results of operations of Montage and the Montage Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or is reasonably likely to be a “Material Adverse Effect on Montage”, the results and consequences of the following events, circumstances, changes, effects, developments, conditions and occurrences shall not be taken into account: (i) any failure of Montage to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period or change in the market price or trading volume of shares of Montage Class A Common Stock (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect on Montage, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which Montage and the Montage Subsidiaries operate, (iii) any changes in the economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) other than with respect to the representations and warranties set forth in Sections 4.4, 4.5 and 4.10(i) and the conditions set forth in Section 7.3(a) to the extent relating to such representations and warranties, the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of Marigold or any of its Affiliates or facts, circumstances or events relating to Marigold or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Marigold, (viii) earthquakes, hurricanes, floods or other natural disasters or (ix) any Transaction Litigation, except in the case of each of clauses (ii), (iii) and (iv) to the extent that Montage and the Montage Subsidiaries, taken as a whole, are disproportionately affected thereby as compared to other similarly situated participants in the television broadcasting industry (but only to the extent of such disproportionality).

“Material Marigold Employment Agreement” means a Marigold Employment Agreement (i) which provides for annual base compensation in excess of $250,000; (ii) which provides for severance upon termination of employment of twelve (12) months or more of base salary or wages, or which provides a notice period or pay in lieu of ninety (90) days or more; or (iii) which is with a General Manager of any Marigold Station.

“Material Montage Employment Agreement” means a Montage Employment Agreement (i) which provides for annual base compensation in excess of $250,000; (ii) which provides for severance upon termination of employment of twelve (12) months or more of base salary or wages, or which provides a notice period or pay in lieu of ninety (90) days or more; or (iii) which is with a General Manager of any Montage Station.

“Montage Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Montage or any of the Montage Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Montage or any of the Montage Subsidiaries or to which Montage or any of the Montage Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program, or policy, excluding the Montage Employment Agreements.

“Montage Class A Common Stock” means the Class A Common Stock, $0.01 par value per share, of Montage.

“Montage Class B Common Stock” means the Class B Common Stock, $0.01 par value per share, of Montage.

“Montage Class C Common Stock” means the Class C Common Stock, $0.01 par value per share, of Montage.

“Montage Common Stock” means, collectively, the Montage Class A Common Stock, Montage Class B Common Stock and Montage Class C Common stock.

“Montage Credit Facility” means the Fifth Amended and Restated Credit Agreement, dated December 3, 2012, by and among Nexstar Broadcasting, Inc., Nexstar Broadcasting Group, Inc., Nexstar Finance Holdings, Inc., Bank of America, N.A., as administrative agent, collateral agent, swing line lender and L/C issuer, UBS Securities, LLC, as syndication agent, joint lead arranger and joint book manager, RBC Capital Markets, as documentation agent, joint lead arranger and joint book manager, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arranger and joint book manager, and a syndicate of other lenders, as amended.

“Montage Employment Agreement” means a contract or agreement of Montage or any of the Montage Subsidiaries with any individual who is rendering or has rendered services thereto as an employee pursuant to which Montage or any of the Montage Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Montage FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Montage Stations, or otherwise granted to or held by Montage or any Montage Subsidiary.

“Montage Incentive Plans” means the Nexstar Broadcasting Group, Inc. 2003 Long-Term Equity Incentive Plan, Nexstar Broadcasting Group, Inc. 2006 Long-Term Equity Incentive Plan, Nexstar Broadcasting Group, Inc. 2012 Long-Term Equity Incentive Plan, and the Nexstar Broadcasting Group, Inc. 2015 Long-Term Equity Incentive Plan.

“Montage Intervening Event” shall mean any material event or development or material change in circumstances with respect to Montage that was (i) neither known to the Montage Board nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of Montage nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to any Acquisition Proposal; provided, that (i) in no event shall any action taken by either party in accordance with this Agreement, and the consequences of any such action, constitute a Montage Intervening Event, and (ii) in no event shall any change in the market price or the trading volume of the shares of Montage Common Stock or investor or public reaction to the announcement and pendency of this Agreement and the transactions contemplated hereby constitute a Montage Intervening Event.

“Montage Labor Agreements” means collectively all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which Montage or any of the Montage Subsidiaries is a party or to which any of their current or former employees is subject.

“Montage Leased Property” means all real properties and interests in real properties leased, subleased, occupied or operated by Montage or any Montage Subsidiary as lessee, sublessee or occupant (such properties, the “Montage Leased Property” and such leases, subleases and occupancy agreements, the “Montage Lessee Agreements”). The Montage Owned Property and the Montage Leased Property are referred to herein collectively as the “Montage Real Property

“Montage Lessee Agreements” means all material leases, subleases and occupancy agreements for Montage Leased Property.

“Montage Lessor Agreements” means all material leases, subleases and occupancy agreements for Montage Real Property to which Montage or any Montage Subsidiary is a party as lessor, sublessor or other party granting an occupancy right.

“Montage Owned Property” means all material real properties owned by Montage or any Montage Subsidiary.

“Montage Pension Plan” means each Montage Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code.

“Montage Preferred Stock” means the Preferred Stock, $0.01 par value per share, of Montage.

“Montage Qualified Plans” means each Montage Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code.

“Montage Real Property” means the Montage Owned Property and the Montage Leased Property.

“Montage Shareholder” means a holder of shares of Montage Class A Common Stock, Montage Class B Common Stock or Montage Class C Common Stock.

“Montage Sharing Companies” means the entity or entities identified in Section 9.3 of the Montage Disclosure Letter as entities with which Montage or a Montage Subsidiary has a Sharing Agreement.

“Montage Stations” means (a) the television broadcast stations owned by Montage and the Montage Subsidiaries and listed in Section 9.3 of the Montage Disclosure Letter as the Montage Owned Stations and (b) the television broadcast stations licensed to third parties and subject to Sharing Agreements with Montage or the Montage Subsidiaries and listed in Section 9.3 of the Montage Disclosure Letter as stations of the Montage Sharing Companies.

“Montage Station Licenses” means the main station license issued by the FCC for each of the Montage Stations.

“Montage Superior Offer” shall mean a bona fide written Acquisition Proposal (except that references in the definition of Acquisition Transaction, as it applies to the definition of Acquisition Proposal, to “20%” shall be replaced by “100%”) with respect to Montage that is determined by the Montage Board, in its good faith judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to the Montage Shareholders than the transactions contemplated by this Agreement (taking into account any revised proposal by Marigold to amend the terms of this Agreement or the other Transaction Documents) and (ii) is reasonably expected to be consummated.

“Montage Triggering Event” shall be deemed to have occurred if (a) Montage shall have failed to include in the Joint Proxy Statement/Prospectus mailed to Montage Shareholders the Montage Board Recommendation, or (b) a Montage Adverse Recommendation Change shall have occurred.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and DBS systems.

“NASDAQ” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange, Inc.

“Permit” means any consent, authorization, approval, registration, qualification, filing, franchise, license or permit of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable or for Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other similar Liens arising in the ordinary course of business, (iii) Liens pursuant to the Montage Credit Facility, the Marigold Credit Facility, or the credit facilities of the Montage Sharing Companies or the Marigold Sharing Companies, as applicable, and Contracts entered into in connection therewith, (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are customary for the applicable property type and locality, (v) interests of any lessor or lessee to any Marigold Leased Property or Montage Leased Property, as applicable, (vi) Liens that would be disclosed on current title reports or surveys and any other Liens of public record, (vii) non-exclusive licenses of Intellectual Property, (viii) transfer restrictions on any securities imposed by applicable Law, (ix) purchase money Liens securing rental payments under capital lease arrangements, and (x) Liens which are set forth in any Permits.

“Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

“Regulatory Divestiture” has the meaning given to such term on Schedule 6.3.

“Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

“Renewal Application” means an application for renewal of any FCC License.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Required Financial Information” means (a) audited consolidated balance sheets and related audited consolidated statements of income, shareholders’ equity and cash flows of Marigold as of and for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 and any subsequent fiscal year ending more than ninety (90) days before the Closing Date (which have been audited in accordance with the standards of the Public Company Oversight Board), (b) unaudited consolidated balance sheets and related unaudited consolidated statements of income, shareholders’ equity and cash flows of Marigold as of and for the fiscal quarter ended September 30, 2015 and for each subsequent fiscal quarter thereafter that is ended at least forty-five (45) days before the Closing Date, and unaudited corresponding financial statements for the same fiscal quarter in the preceding year (which have been reviewed in accordance with SAS 100), and (c) data and other information of Marigold and its Subsidiaries that would be of the type and form that are customarily included in marketing materials for senior secured indebtedness or private placements of high yield securities pursuant to Rule 144A and/or Regulation S promulgated under the Securities Act, and of the type, form and substance necessary for an investment bank to receive comfort (including “negative assurance” comfort) (including information required by Regulation S-X and Regulation S-K under the Securities Act, which is understood not to include “segment reporting”, consolidating and other financial statements and data that would be required by Rules 3-09, 3-10 and 3-16 of Regulation S-X and Item 402 and Item 404 of Regulation S-K, information regarding executive compensation and related party disclosure or other information customarily excluded from a Rule 144A/Regulation S offering memorandum).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sharing Agreement” means any agreement between (i) Marigold or a Marigold Subsidiary or Montage or a Montage Subsidiary and (ii) a third party owning or controlling a television broadcast station pursuant to which the Marigold or Montage party provides or receives services or shares assets that are material to the business or operations of such third-party-owned television broadcast station or to any television station owned or controlled by Marigold or a Marigold Subsidiary or by Montage or a Montage Subsidiary.

“Sharing Companies” means the Marigold Sharing Companies and the Montage Sharing Companies.

“Spectrum” means FCC-licensed electromagnetic spectrum for commercial and noncommercial educational full power and Class A television stations.

“Station” means a Montage Station or a Marigold Station.

“Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Marigold Subsidiary” and “Montage Subsidiary” shall mean any direct or indirect Subsidiary of Marigold or Montage, respectively.

“Taxes” means (i) any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Transaction Documents” means this Agreement, the CVR Agreement and the Marigold Support Agreement.

Section 9.4 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Marigold Disclosure Letter and the Montage Disclosure Letter, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

Section 9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto, and (except with respect to the Confidentiality Agreement) supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter of this Agreement.

Section 9.7 Governing Law; Jurisdiction. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Laws of any other jurisdiction, except to the extent that mandatory provisions of the VSCA govern; provided that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or any dispute arising out of or relating in any way to the Transaction Financing, the Commitment Letter, the performance thereof or the transactions contemplated thereby shall be governed by, and construed in accordance with, the Laws of the State of New York. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party. Notwithstanding anything herein to the contrary, each party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each party to this Agreement submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING ANY FINANCING SOURCE AND THEIR RESPECTIVE NONPARTY AFFILIATES).

Section 9.8 Publicity. Montage and Marigold have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement. Neither party shall, and the parties shall not permit any of their Representatives, Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without consulting with and obtaining the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of (a) Montage, in the case of a proposed announcement or statement by Marigold or (b) Marigold, in the case of a proposed announcement or statement by Montage; provided, however, that (i) any party may, without the prior consent of the other parties (but after prior consultation to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement or filing to the extent required by applicable Law or by the rules and regulations of the NYSE, NASDAQ or any Governmental Entity to which the relevant party is subject or submits, (ii) any party may, without such consultation or consent, make any statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, in each case so long as such statement and announcements do not contain or disclose any information that has not been made available in previous press releases, public disclosures or public statements made jointly by Montage and Marigold (or, individually if approved by the other), (iii) Marigold need not obtain the consent of Montage in connection with any press release or other public announcement or public statement with respect to any Acquisition Proposal relating to Marigold or any Marigold Adverse Recommendation Change and (iv) Montage need not obtain the consent of Marigold in connection with any press release or other public announcement or public statement with respect to any Acquisition Proposal relating to Montage or any Montage Adverse Recommendation Change.

Section 9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of Law or otherwise, but except by intestate succession) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except (a) as otherwise specifically provided in Section 6.6, (b) from and after the Effective Time, for the rights of holders of Marigold Common Stock, Marigold Stock Options or Marigold Stock-Based Awards to receive the Marigold Merger Consideration and the other consideration or payments contemplated by Section 2.3 and (c) the rights of the Section 6.12 Indemnitees under Section 6.12(f), in respect of which the Persons referred to therein shall be express third party beneficiaries, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement. In addition to the foregoing, the Financing Sources shall be a third party beneficiary of Section 8.4 (Amendment); Section 9.7 (Governing Law; Jurisdiction); Section 9.9 (Assignments; Third Party Beneficiaries) and Section 9.12 (Non-Recourse).

Section 9.10 Specific Performance. The parties acknowledge and agree that each of the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, each party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (a) enforcement of any provision of this Agreement by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Each of the parties hereby expressly further waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each party agrees that its initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms.

Section 9.11 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants, and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time including, for the avoidance of doubt, the covenants contained in Section 6.6.

Section 9.12 Non-Recourse. Except to the extent otherwise set forth in the other Transaction Documents, all claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of, and any financial advisor, Financing Source or lender to any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the other Transaction Documents), and, to the maximum extent permitted by Law (other than as set forth in the other Transaction Documents), each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Subject to the rights of the parties to the Commitment Letter under the terms thereof, none of the Contracting Parties, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Transaction Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any Contracting Party or any related person thereof, in connection with this Agreement or the Transaction Financing, whether at law or equity, in contract, in tort or otherwise. For the avoidance of doubt, subject to the rights of Montage under the Commitment Letter under the terms thereof, none of the Financing Sources, nor or any of the respective Affiliates, directors, officers, employees, agents and representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative of any such Financing Source shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source or any of their respective Affiliates, directors, officers, employees, agents and representatives or any of their respective past, present or future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys or representatives.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Marigold, Montage and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

NEXSTAR BROADCASTING GROUP, INC.

By:	/s/ Thomas E. Carter
Name: Thomas E. Carter
Title: Executive Vice President and Chief Financial Officer

NEPTUNE MERGER SUB, INC.

By:	/s/ Thomas E. Carter
Name: Thomas E. Carter
Title: Treasurer

MEDIA GENERAL, INC.

By:	/s/ James. F. Woodward
Name: James. F. Woodward
Title: Senior Vice President, Chief Financial Officer

SIGNATURE PAGE TO MERGER AGREEMENT

Annex B

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [    ] (this “Agreement”), is entered into by and between [            ], a [            ] corporation (the “Issuer”) and [            ], as rights agent (the “Rights Agent”).1

RECITALS:

WHEREAS, Media General, Inc., a Virginia corporation (including its successors by merger or consolidation , the “Company”), Nexstar Broadcasting Group, Inc., a Delaware corporation (including its successors by merger or consolidation “Parent”) and Neptune Merger Sub, Inc., a Virginia corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger (as amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of January 27, 2016, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent; and

WHEREAS, the Merger Agreement contemplates the issuance or distribution of contractual contingent value rights (“Contingent Value Rights”) prior to or at the effective time of the Merger (the “Effective Time”).

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iii) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders;

(iv) the term “Affiliate” when used with respect to the Company shall, after the Effective Time, include Parent and its Subsidiaries and other Affiliates;

(v) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; and

(vi) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

[1]	Note to Draft: If Contingent Value Rights issued prior to Closing, form of agreement to be revised to reflect changes reasonably required by the Rights Agent to reflect the Company (as opposed to Parent) as the Issuer hereunder.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Agreement” has the meaning set forth in the Preamble.

“Auction Bid” means any bid to sell Company Spectrum or Parent Spectrum (whether to relinquish all rights to use Company Spectrum or Parent Spectrum or to move to a channel in the VHF band) submitted to the FCC in the Spectrum Auction by the Company or Parent (or any of their respective Subsidiaries or any of their respective Sharing Companies), as applicable.

“Auction Completion Date” means the date upon which the FCC issues the Results Public Notice announcing the successful completion of the Spectrum Auction and the related forward auction of Spectrum.

“Average Annual BCF” means, with respect to any Company Station or Parent Station, over the most-recent eight-fiscal-quarter period ending prior to the Auction Completion Date, fifty percent (50%) of the amount calculated as income from operations, plus (i) corporate expenses, (ii) depreciation, (iii) amortization of intangible assets and broadcast rights (excluding barter) and (iv) loss on asset disposal, minus (x) broadcast rights payments and (y) gain on asset disposal of such station.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York City.

“Calculation End Date” means the earlier of (a) the date on which (x) all proceeds for all of the Company Spectrum and Parent Spectrum in respect of which the FCC has accepted an Auction Bid in the Spectrum Auction shall have been received by the Company and Parent (or any of their respective Subsidiaries) and (y) the actual amount of the Company Transaction Expenses, Parent Transaction Expenses, Company Tax Adjustment, Parent Tax Adjustment and all other components of the Total Proceeds are known by Parent and (b) the date that is five (5) years following the Auction Completion Date.

“Calculation Notice” has the meaning set forth in Section 3.5(a).

“Company” has the meaning set forth in the Preamble.

“Company BCF Adjustment” means the aggregate Average Annual BCF for all Company Stations with respect to which a Disposition results in a Sale and Exit (or is expected to result in a Sale and Exit due to the FCC’s acceptance of an Auction Bid for the relevant Company Spectrum), times 10.5. For the avoidance of doubt, it is agreed and understood that, with respect to (x) any Disposition other than a Sale and Exit, or (y) any Disposition of a Class A station as set forth in Section 6.19(a)(i) of the Marigold Disclosure Letter, the Company BCF Adjustment with respect to such Company Station shall be zero.

“Company Sharing Companies” means the entity or entities with which the Company or a Company Subsidiary has a Sharing Agreement as of the Merger Agreement Date.

“Company Spectrum” means Spectrum licensed from the FCC by the Company or any of its Subsidiaries or any of the Company Sharing Companies as of immediately prior to the Merger Agreement Date, in each case, to the extent permitted to participate in the Spectrum Auction pursuant to Section 6.19 of the Merger Agreement.

“Company Stations” means (a) the television broadcast stations owned by the Company or any of the Company Subsidiaries as of the Merger Agreement Date and (b) the television broadcast stations licensed to the Company Sharing Companies and subject to Sharing Agreements with the Company or any of the Company Subsidiaries as of the Merger Agreement Date, in each case, to the extent permitted to participate in the Spectrum Auction pursuant to Section 6.19 of the Merger Agreement.

“Company Tax Adjustment” means, with respect to any Disposition, the aggregate amount of Taxes to be incurred as a result of consummation of such Disposition, (i) calculated based on an assumed effective Tax rate of 40%, (ii) assuming proceeds from the Disposition are equal to the aggregate cash proceeds received from Disposition of the applicable Company Spectrum less the Company’s adjusted tax basis in the applicable Company Spectrum, less any related Company Transaction Expenses and (iii) for the avoidance of doubt, without regard to any current Tax deductions or losses, net operating loss carryforwards or other Tax attributes of the Company, Parent or any of their respective Subsidiaries. For purposes hereof, Taxes will not be treated as having been incurred as a result of a Disposition to the extent the proceeds of such Disposition are used (or reasonably anticipated to be used) to acquire Spectrum in a transaction intended to qualify as a like-kind exchange (within the meaning of Section 1031 of the Code).

“Company Transaction Expenses” means, without duplication, with respect to any proposed or actual Disposition of Company Spectrum and/or any Company Station, the aggregate amount of all direct, out-of-pocket costs and expenses incurred (or estimated in good faith to be incurred) by the Company or any of its Subsidiaries (and, with regard to any Company Sharing Companies, for which the Company or its Subsidiaries (or, following the Effective Time, Parent or its Subsidiaries, if applicable) are responsible) in connection with the preparation and submission of the FCC Application and Auction Bids to the FCC by the Company, any of its Subsidiaries or any Company Sharing Companies, and the implementation of the Dispositions pursuant thereto (including out of pocket fees and expenses of counsel, financial advisors and consultants engaged by the Company, any of its Subsidiaries or any Company Sharing Company to assist the Company, any of its Subsidiaries or any Company Sharing Company with the Spectrum Auction, including any channel sharing arrangements), in each case to the extent allocable to the Disposition (or proposed Disposition, as applicable).

“Contingent Value End Date” shall mean the date that is ninety (90) days following either of (i) the payment by the Issuer to the Rights Agent of the True-Up Amount pursuant to Section 3.5 or (ii) the delivery by the Issuer of the Deficit Notice to the Rights Agent pursuant to Section 3.5.

“Contingent Value Rights” means the contingent value rights issued pursuant to this Agreement.

“CVR Payment Amount” has the meaning set forth in Section 3.5(h).

“CVR Payment Date” has the meaning set forth in Section 3.5(g).

“CVR Register” has the meaning set forth in Section 3.4(b).

“CVR Registrar” has the meaning set forth in Section 3.4(b).

“Deficit Amount” has the meaning set forth in Section 3.5(d).

“Deficit Notice” has the meaning set forth in Section 3.5(d).

“Disposition” means the disposition of any Company Spectrum, Parent Spectrum, Company Station and/or Parent Station, as applicable, in connection with the Spectrum Auction, whether as a Sale and Exit, in connection with a channel sharing arrangement or a move to a channel in the VHF band or otherwise, unless otherwise specified.

“Distributable Company Proceeds” means the Distribution Amount less the Holdback Amount.

“Distribution Amount” means the product of (a) the Total Company Proceeds, multiplied by (b) the Estimated Sharing Percentage, less the aggregate amount of fees and expenses of the Rights Agent hereunder, less the aggregate amount of fees and expenses of Parent’s certified public accounting firm incurred pursuant to Section 5.3(b); provided that if the Distribution Amount is a negative number, then the Distribution Amount shall be deemed to be zero; provided further that, solely for purposes of calculating the True-Up Notice or the Deficit Notice, as applicable, pursuant to Section 3.5(d), the Sharing Percentage shall replace the Estimated Sharing Percentage in clause (b) of this definition.

“Distribution Notice” has the meaning set forth in Section 3.5(b).

“Estimated Sharing Percentage” means the quotient, expressed as a percentage, of (a) an estimate, prepared by the Issuer in good faith, of the Total Net Company Proceeds divided by (b) an estimate, prepared by the Issuer in good faith, of the Total Company Proceeds, in each case, as of the Auction Completion Date; provided that if the Auction Completion Date occurs prior to the Closing, the “Estimated Sharing Percentage” shall be calculated in accordance with Section 6.19(b) of the Merger Agreement.

“Expiration Date” has the meaning set forth in Section 3.3(b).

“FCC” means the U.S. Federal Communications Commission.

“FCC Application” means an application made to the FCC to participate in the Spectrum Auction.

“Holdback Amount” means five percent (5%) of the Distribution Amount.

“Holder” means a Person in whose name a Contingent Value Right is registered in the CVR Register.

“Issuance Date” means the date on which the Contingent Value Rights are first issued.

“Issuer” means the Issuer named in the first paragraph of this Agreement, until a successor Issuer shall have become such pursuant to the applicable provisions of this Agreement, or any successor Person (whether by merger or consolidation with or into any other Person, or a sale of all or substantially all of the assets of the Issuer to such Person) who shall succeed to and be substituted as the Issuer hereunder.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Agreement Date” means the date of execution of the Merger Agreement.

“Merger Sub” has the meaning set forth in the Recitals.

“Parent” has the meaning set forth in the Preamble.

“Parent BCF Adjustment” means the aggregate Average Annual BCF for all Parent Stations with respect to which a Disposition results in a Sale and Exit (or is expected to result in a Sale and Exit due to the FCC’s acceptance of an Auction Bid for the relevant Parent Spectrum), times 10.5. For the avoidance of doubt, it is agreed and understood that, with respect to any (x) any Disposition other than a Sale and Exit, or (y) any Disposition of a Class A station as set forth in Section 6.19(a)(ii) of the Montage Disclosure Letter, the Parent BCF Adjustment with respect to such Parent Station shall be zero.

“Parent Sharing Companies” means the entity or entities with which Parent or a Parent Subsidiary has a Sharing Agreement as of the Merger Agreement Date.

“Parent Spectrum” means Spectrum licensed from the FCC by Parent or any of its Subsidiaries or any of the Parent Sharing Companies as of immediately prior to the Merger Agreement Date, in each case, to the extent permitted to participate in the Spectrum Auction pursuant to Section 6.19 of the Merger Agreement.

“Parent Stations” means (a) the television broadcast stations owned by Parent or any of the Parent Subsidiaries as of the Merger Agreement Date and (b) the television broadcast stations licensed to Parent Sharing Companies and subject to Sharing Agreements with Parent or any of the Parent Subsidiaries as of the Merger Agreement Date, in each case, to the extent permitted to participate in the Spectrum Auction pursuant to Section 6.19 of the Merger Agreement.

“Parent Tax Adjustment” means, with respect to any Disposition of Parent Spectrum and/or any Parent Station, the aggregate amount of Taxes to be incurred as a result of consummation of such Disposition, (i) calculated based on an assumed effective Tax rate of 40%, (ii) assuming proceeds from the Disposition are equal to the aggregate cash proceeds received from Disposition of the applicable Parent Spectrum less Parent’s adjusted tax basis in the applicable Parent Spectrum, less any related Parent Transaction Expenses and (iii) for the avoidance of doubt, without regard to any current Tax deductions or losses, net operating loss carryforwards or other Tax attributes of Parent, the Company or any of their respective Subsidiaries. For purposes hereof, Taxes will not be treated as having been incurred as a result of a Disposition to the extent the proceeds of such Disposition are used (or reasonably anticipated to be used) to acquire Spectrum in a transaction intended to qualify as a like-kind exchange (within the meaning of Section 1031 of the Code).

“Parent Transaction Expenses” means, without duplication, with respect to any proposed or actual Disposition, the aggregate amount of all direct, out-of-pocket costs and expenses incurred (or estimated in good faith to be incurred) by Parent, any of its Subsidiaries (and, with regard to any Parent Sharing Companies, for which Parent or its Subsidiaries are responsible) in connection with the preparation and submission of the FCC Application and Auction Bids to the FCC by Parent, any of its Subsidiaries or any Parent Sharing Companies, and the implementation of the Dispositions pursuant thereto (including out of pocket fees and expenses of counsel, financial advisors and consultants engaged by Parent, any of its Subsidiaries or any Parent Sharing Company to assist Parent, any of its Subsidiaries or any Parent Sharing Company with the Spectrum Auction, including any channel sharing arrangements), in each case to the extent allocable to the Disposition (or proposed Disposition, as applicable).

“Payment Amount” means the amount obtained by calculating the difference between (i) the aggregate Distribution Amount actually received from the FCC or other applicable governmental entity by Parent, the Company or any of their respective Subsidiaries (including cash proceeds paid to any of the Company Sharing Companies and received by Parent, the Company or any of their respective Subsidiaries from any of the Company Sharing Companies as option amendment fees or otherwise) as of a particular date of calculation minus (ii) the aggregate Holdback Amount as of such date of calculation minus (iii) the aggregate of all amounts previously paid by the Issuer to the Rights Agent pursuant to Section 3.5(g) as of such date of calculation; provided that in no event may the aggregate amount of all Payment Amounts hereunder exceed the Distributable Company Proceeds.

“Permitted Transfer” means: (i) the transfer (upon the death of the Holder) by will or intestacy; (ii) a transfer by instrument to an inter vivos or testamentary trust in which the Contingent Value Rights are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order of a court of competent jurisdiction (including in connection with divorce, bankruptcy or liquidation); (iv) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (v) in the case of Contingent Value Rights payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by The Depository Trust Company.

“Permitted Transferee” means a Person who receives a Contingent Value Right pursuant to a Permitted Transfer and otherwise in accordance with this Agreement.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Results Public Notice” means the public announcement by the FCC of the results of the Spectrum Auction and the related forward auction of Spectrum.

“Retained Amount” has the meaning set forth in Section 3.5(d).

“Review Letter” has the meaning set forth in Section 5.3(b).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Sale and Exit” means a Disposition of a Company Station or a Parent Station pursuant to a bid to go off-air (as described in Procedures For Competitive Bidding In Auction 1000, Including Initial Clearing Target Determination, Qualifying To Bid, And Bidding In Auctions 1001 (Reverse) And 1002 (Forward), FCC 15-78, released Aug. 11, 2015) with no channel sharing agreement in place for such Company Station or Parent Station.

“Shares” means the shares of Voting Common Stock and Non-Voting Common Stock, each of no par value per share, of the Company.

“Sharing Agreement” means any agreement between (i) the Company or a Company Subsidiary or Parent or a Parent Subsidiary and (ii) a third party owning or controlling a television broadcast station pursuant to which the Company, Company Subsidiary, Parent or Parent Subsidiary provides or receives services or shares assets that are material to the business or operations of such third-party-owned television broadcast station or to any television station owned or controlled by the Company or a Company Subsidiary or by Parent or a Parent Subsidiary.

“Sharing Companies” means the Parent Sharing Companies and the Company Sharing Companies.

“Sharing Percentage” means (a) the Total Net Company Proceeds divided by (b) the Total Company Proceeds, expressed as a percentage, as of the Calculation End Date.

“Spectrum” means FCC-licensed electromagnetic spectrum.

“Spectrum Auction” means any FCC reverse broadcast incentive auction to be conducted pursuant to Section 6403 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 112- 96, § 6403, 126 Stat. 156, 225-230 (2012)), codified at 47 U.S.C. § 1452, including the auction currently scheduled to begin on March 29, 2016.

“Stock Ownership Percentage” means 33.6%.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Parent Subsidiary” and “Company Subsidiary” shall mean any direct or indirect Subsidiary of Parent or the Company, respectively.

“Tax” means all federal, state, local and foreign income taxes.

“Total Company Proceeds” means (a) the aggregate cash proceeds received or receivable from the FCC or other applicable governmental entity by Parent, the Company or any of their respective Subsidiaries (including such cash proceeds paid or to be paid to any of the Company Sharing Companies and received or receivable by Parent, the Company or any of their respective Subsidiaries from any of the Company Sharing Companies as option amendment fees or otherwise) for the Disposition of all Company Spectrum in accordance with Section 6.19 of the Merger Agreement and in respect of which the FCC has accepted an Auction Bid in the

Spectrum Auction (without giving effect to any offsets in the amount of proceeds actually paid or payable by the FCC or other applicable governmental entity), less (b) the aggregate of all Company Transaction Expenses allocable to the Company Spectrum that is Disposed of on or prior to the Calculation End Date (which, for purposes of calculating the Estimated Sharing Percentage, shall be all of the Company Spectrum in respect of which the FCC has accepted an Auction Bid), less (c) the Company BCF Adjustment, less (d) the aggregate amount of all Company Tax Adjustments allocable to the Company Spectrum that is Disposed of on or prior to the Calculation End Date (which, for purposes of calculating the Estimated Sharing Percentage, shall be all of the Company Spectrum in respect of which the FCC has accepted an Auction Bid).

“Total Net Company Proceeds” means the amount that is obtained as a result of the calculation pursuant to the following formula:

(Total Company Proceeds – (Stock Ownership Percentage x Total Proceeds))
(1 – Stock Ownership Percentage)

“Total Parent Proceeds” means (a) the aggregate cash proceeds received or receivable from the FCC or other applicable governmental entity by Parent or any of its Subsidiaries (including such cash proceeds paid or to be paid to any of the Parent Sharing Companies and received or receivable by Parent or any of its Subsidiaries from any of the Parent Sharing Companies as option amendment fees or otherwise) for the Disposition of all Parent Spectrum in accordance with Section 6.19 of the Merger Agreement and in respect of which the FCC has accepted an Auction Bid in the Spectrum Auction (without giving effect to any offsets in the amount of proceeds actually paid or payable by the FCC or other applicable governmental entity), less (b) the aggregate of all Parent Transaction Expenses allocable to the Parent Spectrum that is Disposed of on or prior to the Calculation End Date (which, for purposes of calculating the Estimated Sharing Percentage, shall be all of the Parent Spectrum in respect of which the FCC has accepted an Auction Bid), less (c) the Parent BCF Adjustment, less (d) the aggregate amount of all Parent Tax Adjustments allocable to the Parent Spectrum that is Disposed of on or prior to the Calculation End Date (which, for purposes of calculating the Estimated Sharing Percentage, shall be all of the Parent Spectrum in respect of which the FCC has accepted an Auction Bid).

“Total Proceeds” means the sum of the Total Parent Proceeds and the Total Company Proceeds.

“True-Up Amount” has the meaning set forth in Section 3.5(e).

“True-Up Notice” has the meaning set forth in Section 3.5(e).

ARTICLE II

SALES PROCESS

Section 2.1 Conduct of Spectrum Auction.

(a) The Issuer shall, and shall cause Parent, the Company and their respective Subsidiaries and Sharing Companies to participate in the Spectrum Auction, including by submitting FCC Applications and Auction Bids and entering into channel sharing arrangements with their respective Sharing Companies in connection therewith, in good faith in accordance with Section 6.19(a) of the Merger Agreement.

(b) The Issuer shall use commercially reasonable efforts, and shall cause Parent, the Company and their respective Subsidiaries to use commercially reasonable efforts, to minimize, in their reasonable business judgment, the amount of the direct, out-of-pocket costs and expenses incurred or to be incurred in connection with the preparation and submission of FCC Applications and Auction Bids to the FCC and the implementation of the Dispositions pursuant thereto.

Section 2.2 Third Parties.

Nothing herein shall be deemed to create any claim or right on the part of any other Person or third party with respect to any Auction Bid or the price at or manner in which the Company Spectrum or the Parent Spectrum is Disposed of, or, except as set forth in Section 2.1, the timing or any other terms or conditions of any such Auction Bid or the management or operation of the Company Spectrum and the Parent Spectrum and related agreements prior to such Disposition.

ARTICLE III

CONTINGENT VALUE RIGHTS

Section 3.1 Issuance of Contingent Value Rights.

The Issuer shall issue the Contingent Value Rights in accordance with the terms and conditions set forth in the Merger Agreement and this Agreement. The registration on the books and records of the Issuer and administration of the Contingent Value Rights shall be completed in accordance with this Agreement.

Section 3.2 Appointment of Rights Agent.

The Issuer hereby appoints [            ] as the Rights Agent to act as rights agent for the Contingent Value Rights in accordance with the instructions hereinafter set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 3.3 Nontransferable; Expiration.

(a) The Contingent Value Rights may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than to a Permitted Transferee. Any purported transfer of a Contingent Value Right to anyone other than a Permitted Transferee shall be null and void ab initio.

(b) The Contingent Value Rights shall expire on the earliest to occur of (w) the Contingent Value End Date, (x) the date that is the third (3rd) anniversary of the Effective Time, if the FCC has not commenced a Spectrum Auction by such date, (y) the date that the FCC issues a final order that it will not purchase Spectrum usage rights of any broadcaster in a Spectrum Auction, and (z) January 12, 2021, if the FCC has not released the Results Public Notice by such date (the date of expiration under clause (w), (x), (y) or (z), as applicable, the “Expiration Date”), and shall thereafter be of no force or effect.

Section 3.4 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The Contingent Value Rights shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of Contingent Value Rights in a book-entry position for each Contingent Value Right Holder. The CVR Register shall set forth the name and address of each Holder, and the number of Contingent Value Rights held by such Holder and Tax Identification Number (if any) of each Holder. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering Contingent Value Rights and Permitted Transfers of Contingent Value Rights as herein provided; provided that any successor Rights Agent appointed pursuant to Section 4.3 shall automatically be deemed to be the successor CVR Registrar.

(c) Subject to the restrictions set forth in Section 3.3, every request made to transfer a Contingent Value Right must be in writing and accompanied by a written instrument or instruments of transfer and any other requested documentation in form reasonably satisfactory to Parent and the CVR Registrar, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. A request for a transfer of a Contingent Value Right shall be accompanied by documentation establishing that the transfer is to a Permitted Transferee and any other information as may be reasonably requested by Parent or the CVR Registrar (including opinions of counsel, if appropriate). Upon receipt of such written notice, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form and the Permitted Transfer otherwise complies with the other terms and conditions herein, register the Permitted Transfer of the Contingent Value Rights in the CVR Register. All duly transferred Contingent Value Rights registered in the CVR Register shall be the valid obligations of Parent, evidencing the same rights and entitling the Permitted Transferee to the same benefits and rights under this Agreement as those held by the transferor. No transfer of a Contingent Value Right shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio (unless the transfer was permissible hereunder and such failure to be duly registered is attributable to the fault of the CVR Registrar). Any transfer or assignment of the Contingent Value Rights shall be without charge (other than the cost of any transfer Tax which shall be the responsibility of the transferor) to the Holder.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 3.5 Calculation of Estimated Sharing Percentage & Distributable Proceeds; Payment Procedures.

(a) Unless the Estimated Sharing Percentage and estimates of the Distributable Company Proceeds and the Holdback Amount shall have been calculated pursuant to Section 6.19 of the Merger Agreement, the Issuer shall calculate in good faith and deliver to the Rights Agent a written notice (the “Calculation Notice”) setting forth (i) the Estimated Sharing Percentage and (ii) the Issuer’s estimates of the Distributable Company Proceeds and the Holdback Amount (and the calculations made by the Issuer to determine the Estimated Sharing Percentage, the estimated Distributable Company Proceeds and the estimated Holdback Amount) as promptly as practicable, and in any event within thirty (30) Business Days following the Auction Completion Date. If the Estimated Sharing Percentage and estimates of the Distributable Company Proceeds and the Holdback Amount shall have been calculated pursuant to Section 6.19 of the Merger Agreement, then such calculations shall be delivered to the Rights Agent as the “Calculation Notice” hereunder promptly following the Issuance Date.

(b) In the event that prior to the Issuance Date, the Company or any of its Subsidiaries shall have received cash proceeds from the FCC or other applicable governmental entity in respect of any Company Spectrum (including such cash proceeds paid to any of the Company Sharing Companies and received by Parent, the Company or any of their respective Subsidiaries from any of the Company Sharing Companies as option amendment fees or otherwise), the Issuer shall, within fifteen (15) Business Days after the later of (x) the Issuance Date and (y) the delivery of the Calculation Notice to the Rights Agent pursuant to Section 3.5(a), calculate in good faith and deliver to the Rights Agent a written notice (a “Distribution Notice”) setting forth the Payment Amount as of such time (and the calculations made by the Issuer to determine such Payment Amount).

(c) From and after the Issuance Date, within fifteen (15) Business Days after the end of any month during which cash proceeds are received from the FCC or other applicable governmental entity by Parent, the Company or any of their respective Subsidiaries in respect of any Company Spectrum (including such cash proceeds paid to any of the Company Sharing Companies and received by Parent, the Company or any of their respective Subsidiaries from any of the Company Sharing Companies as option amendment fees or otherwise), the Issuer shall calculate in good faith and deliver to the Rights Agent a Distribution Notice setting forth the Payment Amount as of such time (and the calculations made by the Issuer to determine such Payment Amount).

(d) Within fifteen (15) Business Days following the Calculation End Date, the Issuer shall in good faith update all calculations previously made under this Agreement that reflected estimates using the actual amounts for such calculations as of the Calculation End Date and, if applicable, taking into account any inaccuracies identified by the Issuer’s certified public accounting firm in the course of its review of the calculations made hereunder pursuant to the Review Letter, and deliver to the Rights Agent a written notice setting forth such updated calculations. To the extent that based on such updated calculations:

(i) the sum of (x) the Distributable Company Proceeds plus (y) the Holdback Amount exceeds the aggregate amount of all of the Payment Amounts previously distributed to the Holders hereunder, there shall be deemed to be a “True-Up Amount” in the amount of such excess (and, if the True-Up Amount is less than the Holdback Amount, a “Retained Amount” in the amount of the difference between the Holdback Amount minus the True-Up Amount); or

(ii) the sum of (x) the Distributable Company Proceeds plus (y) the Holdback Amount is less than or equal to the aggregate amount of all of the Payment Amounts previously distributed to the Holders hereunder, there shall be deemed to be a “Deficit Amount” in the amount of such deficit.

The written notice referred to in this Section 3.5(d) shall reflect either (A) such True-up Amount (and, if applicable, such Retained Amount), in which case, such notice shall be deemed to be a “True-up Notice”, or (B) such Deficit Amount, in which case, such notice shall be deemed to be a “Deficit Notice”. Notwithstanding the foregoing, following the execution and delivery of this Agreement by Parent, Parent shall not deliver a True-up Notice or Deficit Notice until its certified public accounting firm has performed the review set forth in the Review Letter of the amounts set forth in the proposed True-up Notice or Deficit Notice (and underlying calculations) (it being understood that to the extent such firm shall have identified any material inaccuracies in any of such amounts or calculations, Parent shall use its commercially reasonable efforts to cure such inaccuracies).

(e) In connection with the delivery of a Calculation Notice, Distribution Notice, True-up Notice or Deficit Notice to the Rights Agent, the Issuer shall post such notice on its website. In addition, the Rights Agent shall be responsible for distributing each such notice to the Holders.

(f) Each Distribution Notice or True-up Notice will establish a payment date (the “CVR Payment Date”), which CVR Payment Date shall be (x) in the case of a Distribution Notice, within five (5) Business Days after the delivery of the Distribution Notice and (y) in the case of the True-up Notice, within ten (10) Business Days after the delivery of the True-up Notice.

(g) No later than one (1) Business Day prior to each CVR Payment Date, the Issuer shall cause an amount of cash equal to the Payment Amount or True-Up Amount, as the case may be, to be deposited with the Rights Agent. On the applicable CVR Payment Date, the Rights Agent shall pay, and the Issuer shall use commercially reasonable efforts to cause the Rights Agent to pay, the applicable amount to each of the Holders by wire transfer or check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such CVR Payment Date. The amount paid in respect of each Contingent Value Right shall be equal to the quotient obtained by dividing (x) the Payment Amount or the True-Up Amount, as applicable, set forth in the applicable Distribution Notice or True-up Notice by (y) the number of Contingent Value Rights outstanding as reflected on the CVR Register as of the date of delivery of the relevant Distribution Notice or True-up Notice, rounded to the nearest whole cent (the “CVR Payment Amount”).

(h) Notwithstanding anything to the contrary contained elsewhere herein, (i) in the event that the notice delivered pursuant to Section 3.5(d) is a Deficit Notice, Parent shall be entitled to retain the Holdback Amount, and the Holders shall not be entitled to the distribution of any further amounts hereunder and (ii) in the event that the notice delivered pursuant to Section 3.5(d) is a True-Up Notice that contains a Retained Amount, Parent shall be entitled to retain the Retained Amount, and the Holders shall not be entitled to the distribution of such amount hereunder.

(i) The Issuer’s obligation to pay amounts to the Rights Agent hereunder, and the Rights Agent’s obligation to distribute the applicable amount to the Holders, shall be conditioned on no court or other Governmental Entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Order that is in effect and restrains, enjoins or otherwise prohibits or imposes any penalty upon the payment of Distributable Company Proceeds and the payment being otherwise lawful.

(j) Any funds comprising the cash deposited with the Rights Agent under Section 3.5(g) that remain undistributed to the Holders of Contingent Value Rights one year after the applicable CVR Payment Date shall be delivered to the Issuer by the Rights Agent, upon demand, and any Holders of Contingent Value Rights who have not theretofore received payment in exchange for such Contingent Value Rights shall thereafter look only to the Issuer for payment of their claim therefor. Notwithstanding any other provisions of this Agreement, any portion of the consideration provided by the Issuer to the Rights Agent that remains unclaimed one year after termination of this Agreement in accordance with Section 7.8 (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity) shall, to the extent permitted by law, become the property of the Issuer free and clear of any claims or interest of any person previously entitled thereto, subject to any escheatment laws.

(k) The Rights Agent shall deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, the amounts, if any, that are required to be deducted and withheld with respect to the making of such payment under the Code; provided that in determining the required amount to be withheld, the Rights Agent will give effect to any properly presented form (e.g., Form W-8 or W-9 as applicable) eliminating or reducing the amount required to be withheld. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(l) Notwithstanding anything to the contrary contained elsewhere herein (including the calculation of any Distributable Company Proceeds), the Holders shall not be entitled to any distributions hereunder unless and until Parent, the Company or any of their respective Subsidiaries have received cash proceeds from the FCC or other applicable governmental entity (including such cash proceeds paid to any of the Company Sharing Companies and received by Parent, the Company or any of their respective Subsidiaries from any of the Company Sharing Companies as option amendment fees or otherwise) for the Disposition of Company Spectrum in respect of which the FCC has accepted an Auction Bid in the Spectrum Auction. Notwithstanding anything to the contrary contained elsewhere herein, in no event shall the Holders be entitled to aggregate distributions hereunder in excess of the amount of the Distribution Amount.

Section 3.6 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The Contingent Value Rights shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the Contingent Value Rights to any Holder.

(b) The Contingent Value Rights shall not represent any equity, stock or other ownership interest in Parent, any constituent company to the Merger, any Affiliate of Parent or any other Person.

Section 3.7 Ability to Abandon the CVR.

The Holder of a Contingent Value Right may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a Contingent Value Right by transferring such Contingent Value Right to the Issuer without consideration therefor, in which case the Issuer shall continue to own such Contingent Value Right. Nothing in this Agreement is intended to prohibit the Issuer or any of its Affiliates from offering to acquire Contingent Value Rights for consideration in its sole discretion and thereafter owning any Contingent Value Rights so acquired.

ARTICLE IV

THE RIGHTS AGENT

Section 4.1 Certain Duties and Responsibilities.

The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 4.2 Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) the Rights Agent may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. The reasonable costs of such counsel’s services shall be paid to the Rights Agent in accordance with Section 4.2(g) below. The Rights Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees;

(c) if the Rights Agent becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and shall be entitled to reimbursement for all reasonable documented out-of-pocket costs and expenses related thereto as provided in this Section 4.2(c) and Section 4.2(g) hereof; provided, however, that the Rights Agent shall not be entitled to any such reimbursement, and shall repay the Issuer for any such costs and expenses for which the Rights Agent shall have received such reimbursement, to the extent such litigation ultimately determines that the Rights Agent acted with willful misconduct, bad faith or gross negligence. In the event that conflicting demands are made upon the Rights Agent for any situation addressed or not addressed in this Agreement, the Rights Agent may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) The Issuer agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the costs and expenses of defending the Rights Agent against any claims, charges, demand, suit or loss, unless such loss shall have been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence (in which case, the Rights Agent shall repay the Issuer for any such losses for which the Rights Agent shall have received reimbursement); provided, however, that, except in the case of the Rights Agent’s willful misconduct, bad faith or gross negligence, the Rights Agent’s aggregate liability with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by Parent to the Rights Agent as fees and charges, but not including reimbursable expenses; and

(g) In addition to the indemnification provided under Section 4.2(f), the Issuer agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and the Issuer on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

Section 4.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Issuer specifying a date when such resignation shall take effect, which notice shall be sent at least ninety (90) days prior to the date so specified.

(b) The Issuer shall have the right to remove the Rights Agent at any time by a resolution of the specifying a date when such removal shall take effect; provided that if the Issuer is not Parent, the Rights Agent may not be so removed without the prior written consent of Parent.

(c) If the Rights Agent shall resign, be removed or become incapable of acting, the Issuer shall promptly appoint a qualified successor Rights Agent; provided that if the Issuer is not Parent, the successor Rights Agent may not be so appointed without the prior written consent of Parent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 4.3(c), become the successor Rights Agent.

(d) If a successor Rights Agent has not been appointed and has not accepted such appointment by the end of the ninety (90) day period specified in Section 4.3(a), the Rights Agent may apply to a court of competent jurisdiction for the appointment of a successor Rights Agent, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with such a proceeding shall be paid in accordance with Section 4.2(g) hereof. Any such successor to the Rights Agent shall agree to be bound by the terms of this Agreement and shall, upon receipt of the all relevant books and records relating thereto, become the Rights Agent hereunder. Upon delivery of all of the relevant books and records, pursuant to the terms of this Section 4.3(d) to a successor Rights Agent, the Rights Agent shall thereafter (but not before) be discharged from any further obligations hereunder. The Rights Agent is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other person by reason of such compliance or obedience.

Section 4.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Issuer and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of the Issuer or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE V

OTHER COVENANTS

Section 5.1 List of Holders.

The Issuer shall furnish or cause to be furnished to the Rights Agent the names, addresses, shareholdings and tax certification (T.I.N.) of the holders of Shares and the holders of Marigold Stock Options and Marigold Stock-Based Awards entitled to receive Contingent Value Rights pursuant to the Merger Agreement reasonably promptly following the Issuance Date.

Section 5.2 Assignment.

Except for assignments occurring through operation of law, neither the Issuer nor Parent shall, in whole or in part, assign any of its obligations under this Agreement; provided that the Issuer may, following the receipt of any necessary consents of the FCC, assign any of its obligations hereunder to a wholly-owned Subsidiary of the Issuer as long as the Issuer causes such Subsidiary to perform the Issuer’s obligations hereunder and remains responsible for any breach of this Agreement by such Subsidiary.

Section 5.3 Parent.

(a) From and after the execution and delivery of this Agreement (or a joinder hereto) by Parent pursuant to the Merger Agreement, Parent shall become a successor Issuer hereunder.

(b) Following the execution and delivery of this Agreement by Parent, Parent shall use its reasonable efforts to cause its certified public accounting firm to (i) perform a quarterly review of the calculations and distributions made hereunder in connection with such firm’s regular quarterly reviews of Parent’s consolidated financial statements, (ii) include an audit of the calculations and distributions made hereunder in connection with such firm’s annual audit of Parent’s consolidated financial statements and (iii) deliver an “Agreed Upon Procedures Letter” to Parent (the “Review Letter”), specifying the scope of such firm’s review of Parent’s calculations hereunder.

ARTICLE VI

AMENDMENTS

Section 6.1 Amendments Without Consent of Holders.

(a) Without the consent of any Holders, the Issuer and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes only:

(i) to evidence the succession of another Person selected in accordance with Section 4.3(c) as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders in any respect;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions shall not adversely affect the interests of the Holders in any respect; or

(iv) as necessary to ensure that the Contingent Value Rights are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

(b) Promptly after the execution by the Issuer and the Rights Agent of any amendment pursuant to the provisions of this Section 6.1, the Issuer shall mail or cause the Rights Agent to mail a notice thereof by first-class mail to the Holders at their addresses in the CVR Register setting forth in general terms the substance of such amendment.

Section 6.2 Amendments With Consent of Holders.

(a) Subject to Section 6.1 (which amendments pursuant to Section 6.1 may be made without the consent of the Holders), with the consent of Holders holding a majority of the outstanding Contingent Value Rights (excluding any Contingent Value Rights held by the Issuer and its Affiliates), the Issuer and the Rights Agent may enter into one or more amendments hereto to add, eliminate or change any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders.

(b) Promptly after the execution by the Issuer and the Rights Agent of any amendment pursuant to the provisions of this Section 6.2, the Issuer shall mail or cause the Rights Agent to mail a notice thereof by first-class mail to the Holders at their addresses in the CVR Register setting forth in general terms the substance of such amendment.

Section 6.3 Effect of Amendments.

Upon the execution of any amendment under this Article VI, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.1 Notices to the Rights Agent, Parent and the Holders.

(a) Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by confirmed electronic mail (provided that such confirmation is not automated) or overnight courier:

If to the Issuer:

Media General, Inc.

333 East Franklin Street

Richmond, Virginia 23219

Attention: Andrew C. Carington

Facsimile: (804) 887-7021

E-mail: acarington@mediageneral.com

with copies (which shall not constitute notice) to:

(i) Prior to the Effective Time:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Philip Richter, Jeffrey Bagner and Abigail Bomba

Facsimile: (212) 859-4000

E-mail: philip.richter@friedfrank.com, jeffrey.bagner@friedfrank.com and abigail.bomba@friedfrank.com

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael Aiello and Sachin Kohli

Facsimile: (212) 310-8007

E-mail: michael.aiello@weil.com and sachin.kohli@weil.com

(ii) Following the Effective Time:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Armand Della Monica, Sarkis Jebejian and David Feirstein

Email: adellamonica@kirkland.com, sarkis.jebejian@kirkland.com and david.feirstein@kirkland.com

If to the Rights Agent:

Attention: Email: ( ) —

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party (i) upon actual receipt, if delivered personally; (ii) on the earlier of confirmed receipt or three (3) Business Days after deposit in the mail, if sent by registered or certified mail (return receipt requested); (iii) upon confirmation of receipt if sent by electronic mail (provided that if given by electronic mail such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or (iv) on the first (1st) Business Day following the date of dispatch if delivered utilizing next-day service by express courier (with confirmation).

(b) Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 7.2 Effect of Headings; Construction.

The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Schedule, such reference shall be to a Section or Schedule to of this Agreement unless otherwise indicated.

Section 7.3 Successors and Assigns.

All covenants and agreements in this Agreement by any party hereto shall bind its successors and assigns, whether so expressed or not.

Section 7.4 Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns. Notwithstanding the foregoing, each of the Holders shall be an intended third party beneficiary of this Agreement; provided that only Holders holding twenty-five percent (25%) or more of the outstanding Contingent Value Rights (excluding any Contingent Value Rights held by the Issuer and its Affiliates) shall be entitled to enforce the provisions hereof (and thereof) directly.

Section 7.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in New Castle County in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.1 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

Section 7.6 Severability Clause.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.7 Counterparts.

This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 7.8 Termination.

This Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, upon the Expiration Date; provided that Article I, Section 2.2, Section 3.5(g), Section 5.2, Article IV and this Article VII shall survive any such termination. [Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with its terms, the Issuer shall terminate this Agreement in its entirety by delivery of written notice to the Rights Agent.]2

Section 7.9 Entire Agreement.

This Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger Agreement. This Agreement represents the entire understanding of the Rights Agent with reference to the Contingent Value Rights, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling, and this Agreement may be amended, modified, supplemented or altered only in accordance with the terms of Article VI. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

[Remainder of Page Intentionally Left Blank.]

[2]	NTD: To be deleted if CVR is issued at Closing.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officer as of the day and year first above written.

[COMPANY]

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[PARENT]

By:
Name:
Title:

Annex C

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of January 27, 2016, by and among Media General, Inc., a Virginia corporation (“Marigold”), Nexstar Broadcasting Group, Inc., a Delaware corporation (“Montage”) and each of the Persons listed on Schedule A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, as of the date of this Agreement, each Shareholder is the record owner and/or a “beneficial owner” (as defined under Rule 13d-3 under the Exchange Act) of the shares of Marigold Voting Common Stock set forth opposite such Shareholder’s name or otherwise disclosed on Schedule A attached hereto (all such shares of Marigold Voting Common Stock, the “Owned Shares”, and together with any shares of Marigold Voting Common Stock over which a Shareholder acquires record or beneficial ownership after the date hereof, the Shareholder’s “Subject Shares”);

WHEREAS, concurrently herewith, Marigold, Montage and Neptune Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Montage (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), pursuant to which Marigold and Montage wish to effect a strategic business combination by means of a merger of Merger Sub with and into Marigold (the “Merger”, and the effective time of the Merger, the “Effective Time”), with Marigold being the surviving corporation in the Merger;

WHEREAS, the affirmative vote of the holders of a majority of all votes cast by holders of shares of Marigold Voting Common Stock at a meeting at which a quorum of the Marigold Voting Common Stock exists is the only vote of the holders of any class or series of shares of capital stock of Marigold necessary to approve the Merger Agreement and the Virginia Plan of Merger (as defined in the Merger Agreement) (the “Required Marigold Vote”); and

WHEREAS, as a condition to the willingness of Montage to enter into the Merger Agreement, and as inducement and in consideration therefor, Montage has required that the Shareholders agree, and the Shareholders have agreed, in their capacity as shareholders of Marigold, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Defined Terms. For purposes of this Agreement, capitalized terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

Section 1.2 Other Definitions. For purposes of this Agreement:

(a) “ Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise. For purposes of this Agreement, neither Marigold nor Montage shall be deemed to be an Affiliate of any Shareholder.

(b) “Marigold Voting Common Stock” means the Voting Common Stock, no par value, of Marigold.

(c) “Representatives” shall mean, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

(d) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(e) “Voting Period” means the period from and including the date of this Agreement through and including the earlier to occur of (a) the Effective Time, and (b) the termination of the Merger Agreement in accordance with its terms.

(f) “Transfer” means (i) any direct or indirect sale, assignment, disposition or other transfer, either voluntary or involuntary, of any capital stock or any interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or other agreement, transaction or series of transactions, in each case that has an exercise or conversion privilege or a settlement or payment mechanism determined with reference to, or derived from the value of, the capital stock of Marigold, and that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of such capital stock or interest in capital stock, whether any such transaction, swap or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that no Transfer shall be deemed to have occurred as a result of the entry into, modification of or existence of any bona fide pledge of capital stock in connection with a secured borrowing transaction, the pledgee with respect to which is a financial institution in the business of engaging in secured lending and similar transactions and which has entered into such transaction in the ordinary course of business, or any foreclosure under any such pledge.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote.

(a) Each Shareholder hereby agrees that during the Voting Period, at any meeting of the shareholders of Marigold, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Marigold or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of Marigold is sought with respect to the matters described in this Section 2.1, each Shareholder shall vote (or cause to be voted), or execute (or cause to be executed) consents with respect to, as applicable, all of the Shareholder’s Subject Shares as of the applicable record date (x) in favor of the approval of the Merger Agreement and the other transactions contemplated thereby, and (y) against each of the matters set forth in clauses (i), (ii), (iii) and (iv) below, whether such vote or consent is required or requested pursuant to applicable Law or otherwise:

(i) any Acquisition Proposal with respect to Marigold or any other merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Marigold or any other business combination involving Marigold or any of its Subsidiaries or any merger agreement or other definitive agreement with respect to any of the foregoing, in each case, other than the Merger and the other transactions contemplated by the Merger Agreement and other than the Merger Agreement;

(ii) any action or proposal to amend the Marigold Organizational Documents;

(iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Marigold contained in the Merger Agreement or of such Shareholder contained in this Agreement; and

(iv) any action, proposal, transaction or agreement involving Marigold or any of its Subsidiaries that is intended or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

(b) With respect to any meeting of the shareholders of Marigold held during the Voting Period, each Shareholder shall, or shall cause the holder of record of its Subject Shares on any applicable record date to, appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of establishing a quorum. Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of that vote or consent.

(c) Except as explicitly set forth in this Section 2.1, nothing in this Agreement shall limit the right of a Shareholder to vote (or cause to be voted), including by proxy or written consent, if applicable, in favor of, or against or to abstain with respect to, any matters presented to the shareholders of Marigold.

Section 2.2 Grant of Irrevocable Proxy. Each Shareholder hereby irrevocably appoints Montage and any of its respective designees, and each of them individually, as such Shareholder’s proxy, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to such Shareholder’s Subject Shares as of the applicable record date, in each case solely to the extent and in the manner specified in Section 2.1 (the “Proxy Matters”). This proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder shall not directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of its Subject Shares that is inconsistent with Section 2.1 or this Section 2.2. It is expressly agreed that the proxy granted herein shall survive beyond the eleventh month after the date hereof to the extent the Voting Period is still in effect.

Section 2.3 Nature of Irrevocable Proxy. The proxy granted pursuant to Section 2.2 by each Shareholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Shareholder with regard to such Shareholder’s Subject Shares in respect of the Proxy Matters, and such Shareholder acknowledges that the proxy constitutes an inducement for Montage to enter into the Merger Agreement. The proxy granted by each Shareholder is a durable proxy and shall survive the bankruptcy, dissolution, death or incapacity of such Shareholder. The proxy granted hereunder shall terminate only upon the expiration of the Voting Period.

Section 2.4 Certain Shares. The 9,404 shares of Marigold Voting Common Stock referenced on Schedule A attached hereto as subject to deferred stock units and the 73,570 shares of Marigold Voting Common Stock referenced on Schedule A attached hereto as subject to options held by John R. Muse shall not be subject to any of the provisions of this Article II.

ARTICLE III

COVENANTS

Section 3.1 Restriction on Transferring Subject Securities.

(a) Each Shareholder agrees that such Shareholder shall not, during the period from and including the date of this Agreement through and including the earlier to occur of (i) the date the Required Marigold Vote shall have been obtained, and (ii) the termination of the Merger Agreement in accordance with its terms, Transfer, or cause or permit the Transfer of, any or all of such Shareholder’s Subject Shares, or any voting rights with respect thereto.

(b) The restrictions set forth in Section 3.1(a) shall not apply to:

(i) any Transfer by any Shareholder of any or all of such Shareholder’s Subject Shares that is approved in writing by Montage;

(ii) any Transfer by any Shareholder of any or all of such Shareholder’s Subject Shares either (x) in open market or other transactions or (y) to the limited or general partners of such Shareholder in full or partial liquidation of such Shareholder in accordance with the applicable provisions of the governing documents of such Shareholder, so long as the aggregate number of Subject Shares Transferred under this Section 3.1(b)(ii)(x) and (y) does not exceed 3,500,000;

(iii) any Transfer by any Shareholder of any or all of such Shareholder’s Subject Shares to one or more investment funds that are Affiliates of such Shareholder; provided that (x) if any such investment fund is not already a Shareholder hereunder, such investment fund shall concurrently with such Transfer execute a customary joinder in form and substance reasonably satisfactory to Montage agreeing to be a “Shareholder” hereunder, and (y) the transferring Shareholder shall be responsible for such transferee’s (and its direct or indirect subsequent transferees’) performance of its (or their) obligations as a Shareholder under this Section 3.1;

(iv) any Transfer of Subject Shares, provided that (x) the transferee shall concurrently with such Transfer execute a customary joinder in form and substance reasonably satisfactory to Montage agreeing to be a “Shareholder” hereunder if such transferee is not already a party to this Agreement, (y) the Shareholder that beneficially owns the Transferred Subject Shares prior to the Transfer shall be responsible for such transferee’s (and its direct or indirect subsequent transferees’) performance of its (or their) obligations as a Shareholder under this Section 3.1, and (z) any such Transfer of Subject Shares will not result in the conversion of such shares of Marigold Voting Common Stock into shares of Marigold Non-Voting Common Stock; or

(v) the 9,404 shares of Marigold Voting Common Stock referenced on Schedule A attached hereto as subject to deferred stock units and the 73,570 shares of Marigold Voting Common Stock referenced on Schedule A attached hereto as subject to options held by John R. Muse.

(c) Each Shareholder agrees with, and covenants to, Montage that such Shareholder shall not request that Marigold register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Shareholder’s Subject Shares, unless such Transfer is made in compliance with this Agreement.

(d) Any Transfer or attempted Transfer of Subject Shares or voting rights with respect thereto in violation of this Section 3.1 shall, to the fullest extent permitted by Law, be null and void ab initio, and Marigold shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of Marigold.

Section 3.2 No Shop Obligations of Each Shareholder.

(a) Each Shareholder shall, and each Shareholder shall cause each of its Representatives to, immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of Marigold proposed on or prior to the date hereof. Each Shareholder agrees that, during the Voting Period, such Shareholder shall not, and such Shareholder shall use its reasonable best efforts to cause its Representatives acting on its behalf not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold, (ii) furnish any non-public information regarding Marigold or any of its Subsidiaries (or such Shareholder’s Subject Shares, or any interest therein) to any Person who has made an Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold, (iii) engage in discussions or negotiations with any Person who has made any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold (other than discussions in the ordinary course of business that are unrelated to an Acquisition

Proposal or Acquisition Inquiry, which shall be permitted), (iv) approve, endorse or recommend any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold or withdraw or propose to withdraw its approval and recommendation in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger; or (v) enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement for any Acquisition Transaction with respect to Marigold (“Restricted Activities”). A Shareholder shall promptly notify Marigold and Montage orally and in writing of any such Acquisition Proposal or Acquisition Inquiry received by the Shareholder in its capacity as a shareholder of Marigold (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all modifications thereto).

(b) Notwithstanding the foregoing, solely to the extent that Marigold is permitted to engage in any Restricted Activities pursuant to Section 6.10 of the Merger Agreement, each Shareholder and its Representatives may participate in such Restricted Activities, provided that (i) such Shareholder has not breached this Section 3.2 and (ii) such action by such Shareholder and its Representatives would be permitted to be taken by Marigold pursuant to Section 6.10 of the Merger Agreement.

Section 3.3 No Conversion of Marigold Voting Common Stock. Each Shareholder agrees that, without the prior written consent of Montage, during the Voting Period, such Shareholder shall not cause any of such Shareholder’s Subject Shares that are shares of Marigold Voting Common Stock to be converted into shares of Marigold Non-Voting Common Stock, and such Shareholder shall take all action necessary so that shares of Marigold Voting Common Stock that are such Shareholder’s Subject Shares are not converted into shares Marigold Non-Voting Common Stock. Each Shareholder agrees with, and covenants to, Montage that such Shareholder shall not request that Marigold register the conversion (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the shares of Marigold Voting Common Stock that are such Shareholder’s Subject Shares into Marigold Non-Voting Common Stock. Any conversion of shares of Marigold Voting Common Stock in violation of this Section 3.3 shall, to the fullest extent permitted by Law, be null and void ab initio, and Marigold shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported conversion on the share register of Marigold.

ARTICLE IV

GENERAL COVENANTS

Section 4.1 General Covenants. Each Shareholder agrees that such Shareholder shall not:

(a) enter into any agreement, commitment, letter of intent, agreement in principle or understanding with any Person or take any other action that violates or conflicts with, or would reasonably be expected to violate or conflict with, such Shareholder’s covenants and obligations under this Agreement; or

(b) take any action that restricts or otherwise adversely affects such Shareholder’s legal power, authority and right to comply with and perform such Shareholder’s covenants and obligations under this Agreement.

Section 4.2 Cooperation. Each Shareholder shall reasonably cooperate with Montage and Marigold in connection with Montage’s and Marigold’s efforts to make any necessary filings and submissions with, and obtain any necessary consents, approvals, waivers and authorizations of, and actions or nonactions by, any Governmental Entity or any third party necessary to be made in connection with the transactions contemplated by the Merger Agreement, and shall provide to Montage and/or Marigold reasonably promptly any information regarding such Shareholder and its Affiliates as shall be reasonably requested by Montage or Marigold in connection with such efforts. Each Shareholder shall make as promptly as practicable all necessary filings and submissions required to be made by it with any Governmental Entity in connection with the transactions contemplated by the Merger Agreement. Marigold agrees (and following the Effective Time Montage agrees) to promptly pay or reimburse for 100% of the Shareholders’ filing fees in connection with the HSR Act and (subject to a cap of $20,000) for the Shareholders’ other third-party costs associated with any such cooperation, filings and submissions (including reasonable attorney’s fees).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby represents and warrants to Montage and Marigold as follows:

Section 5.1 Authorization. Such Shareholder has all necessary legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by such Shareholder and, assuming it has been duly and validly authorized, executed and delivered by the other parties hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

Section 5.2 Ownership of Subject Shares. As of the date hereof, such Shareholder does not own, beneficially or of record, any shares of Marigold Voting Common Stock or any other securities of Marigold other than such Shareholder’s Owned Shares listed opposite such Shareholder’s name or otherwise disclosed on Schedule A attached hereto. As of the date hereof, except as set forth on Schedule A attached hereto, such Shareholder is the sole record and/or a beneficial owner of all of such Shareholder’s Owned Shares, free and clear of all Liens, including any restriction on the right to vote or otherwise transfer such Owned Shares, except as provided under this Agreement or under the Existing Support Agreement (defined hereafter), including, without limitation, pledges contemplated by the terms of this Agreement, or pursuant to any applicable restrictions on transfer under the Securities Act and, as to the shares of Marigold Voting Common Stock that are subject to forfeiture or to awards under Marigold’s benefit plans, except as provided in the applicable benefit plans and award agreements.

Section 5.3 Power to Vote Shares. Such Shareholder has the voting power, the power to issue instructions with respect to the matters set forth in this Agreement, and the power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Subject Shares, with no limitations, qualifications, or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement and, as to the shares of Marigold Voting Common Stock that are subject to forfeiture or to awards under Marigold’s benefit plans, except as provided in the applicable benefit plans and award agreements. Any proxies granted by such Shareholder in respect of any or all of its Owned Shares prior to and including the date hereof (except as set forth herein) in respect of the Proxy Matters have been revoked.

Section 5.4 No Conflicts. Except as set forth in the Merger Agreement (including, without limitation, filings as may be required under applicable securities laws) and except for any filing required under Section 13 or Section 16 under the Exchange Act, and except for all necessary filings and submissions required to be made by a Shareholder with any Governmental Entity in connection with the transactions contemplated by the Merger Agreement, (x) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other Person (other than such approvals of such Shareholder’s Affiliates as have been obtained on or prior to the date hereof) is necessary for the execution of this Agreement by such Shareholder and the performance by such Shareholder of its obligations hereunder, and (y) none of the execution and delivery of this Agreement by such Shareholder, or the consummation by such Shareholder of the transactions contemplated by this Agreement or compliance by such Shareholder with any of the provisions of this Agreement shall (i) conflict with or result in any breach of the organizational documents, if applicable, of such Shareholder, (ii) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of such Shareholder’s Subject Shares pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, contract, lease, license, permit, agreement, commitment, arrangement, understanding, or other obligation of any kind to which such Shareholder is a party or by which such Shareholder or any of its Subject Shares are bound, or (iii) violate any applicable law, rule, regulation, order, judgment, or decree applicable to such Shareholder, except for in each case under clauses (i) and (ii) as would not impair such Shareholder’s ability to perform in any material respect its obligations under this Agreement.

Section 5.5 Transaction Fee. Except as otherwise disclosed by such Shareholder to Montage in writing prior to the date of this Agreement, such Shareholder and its Affiliates have not employed any investment banker, broker or finder in connection with the transactions contemplated by the Merger Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the transactions contemplated by this Agreement.

Section 5.6 Acknowledgement. Such Shareholder understands and acknowledges that Montage is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MONTAGE

Montage hereby represents and warrants to the Shareholders as follows:

Section 6.1 Authorization. Montage has all necessary legal capacity, corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Montage and, assuming it has been duly and validly executed and delivered by the other parties hereto, constitutes a legal, valid and binding obligation of Montage, enforceable against Montage in accordance with the terms of this Agreement, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

Section 6.2 No Conflicts. Except as set forth in the Merger Agreement (including, without limitation, filings as may be required under applicable securities laws), (x) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity or any other Person is necessary for the execution of this Agreement by Montage and the performance by Montage of its obligations hereunder, and (y) none of the execution and delivery of this Agreement by Montage, or the consummation by Montage of the transactions contemplated by this Agreement or compliance by Montage with any of the provisions of this Agreement shall (i) conflict with or result in any breach of the organizational documents of Montage, (ii) conflict with, result in any violation of, require any consent under or constitute a default (whether with notice or lapse of time or both) under any of the terms, conditions or provisions of any note, contract, lease, license, permit, agreement, commitment, arrangement, understanding, mortgage, bond, indenture, or other obligation of any kind to which Montage is a party or by which Montage or any of its properties is bound; or (iii) violate any judgment, order, injunction, decree or award of any court, administrative agency or other Governmental Entity that is binding on Montage or any of its properties, except for in each case under clauses (i) through (iii) as would not impair the ability of such party to perform its obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 This Agreement and all obligations of the parties hereunder shall automatically terminate upon the expiration of the Voting Period. Upon the termination of this Agreement, none of the parties hereto shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect; provided, however, that Section 4.2 (last sentence only and solely with respect to any filing fees or other costs covered by Section 4.2 that have been incurred as of the date of termination of this Agreement), Section 8.2 and Sections 8.6 through 8.13 shall survive termination of this Agreement. Notwithstanding the foregoing, termination of this Agreement shall not relieve any party from any liability, or prevent any party from seeking any remedies (at law or in equity) against any other party, for that party’s breach of any of its representations, warranties, covenants or obligations under this Agreement prior to such termination.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Agreement as Director or Officer. Notwithstanding any provision of this Agreement to the contrary, the Shareholders have entered into this Agreement in their capacity as shareholders of Marigold, and nothing in this Agreement shall limit, restrict or otherwise affect John R. Muse in his capacity as a director of Marigold from acting in such capacity or voting in his sole discretion on any matter, including in exercising rights under the Merger Agreement.

Section 8.2 Publication. Each Shareholder hereby consents to and authorizes Marigold and/or Montage to publish and disclose in any and all applicable filings with the SEC, the FCC or any other Governmental Entity, and any other announcements, disclosures or filings required by applicable Law such Shareholder’s identity and ownership of shares of Marigold Voting Common Stock and the nature of such Shareholder’s commitments, arrangements and understandings pursuant to this Agreement and/or the Merger Agreement; provided that Marigold and Montage shall give each Shareholder and its legal counsel a reasonable opportunity to review and comment on such publications or disclosures prior to being made public (with Marigold and Montage agreeing in good faith to consider any such comments received).

Section 8.3 Amendments, Waivers, etc. This Agreement may be amended by an instrument in writing signed on behalf of Marigold and each of the Shareholders that would be bound by such amendment. Any agreement on the part of any party hereto to any waiver of compliance with any representations, warranties, covenants or agreements contained in this Agreement shall be valid only if set forth in a written instrument signed on behalf of such party. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 8.4 Enforcement of Agreement; Specific Performance. The Shareholders acknowledge and agree that Montage would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any Shareholder could not be adequately compensated by monetary damages alone and that Montage would not have any adequate remedy at law. Accordingly, Montage shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The Shareholders further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law. Each Shareholder hereby expressly further waives (i) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (ii) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each Shareholder agrees that Montage’s initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms. If a court of competent jurisdiction denies such relief, Montage may seek alternative remedies, including damages in the same or another proceeding.

Section 8.5 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (i) on the date of delivery if delivered personally or if sent via facsimile (with confirmation via express courier utilizing next-day service), (ii) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested) or (iii) on the first (1st) Business Day following the date of dispatch if delivered utilizing next-day service by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Montage, addressed to it at:

Nexstar Broadcasting Group, Inc.

545 E. John Carpenter Freeway, Suite 700

Irving, Texas

Attention: Perry A. Sook and Elizabeth Ryder

Facsimile: (972) 373-8888

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Armand Della Monica, Sarkis Jebejian and

David Feirstein

Facsimile: (212) 446-4900

(b)	If to Marigold, addressed to it at:

Media General, Inc.

333 East Franklin Street

Richmond, Virginia 23293

Attention: Andrew C. Carington, Esq.

Facsimile: (804) 887-7021

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Philip Richter, Esq.

Facsimile: (212) 859-4000

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello and Sachin Kohli

Facsimile: (212) 310-8007

(c)	If to any Shareholder, addressed to it at:

c/o Kainos Capital LLC

2100 McKinney Avenue

Suite 1600

Dallas, TX 75201

Attention: John R. Muse

                    David W. Knickel

Facsimile: (214) 720-7888

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

3700 Trammell Crow Center

Dallas, Texas 75201

Attention: Robert L. Kimball

Facsimile: (214) 999-7860

or, in each case, to that other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 8.6 Headings; Titles. When a reference is made in this Agreement to Articles, Sections or Schedules, such reference shall be to an Article or Section of or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

Section 8.7 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of this invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon determination that any term or other provision is invalid or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement as to affect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement, and any documents delivered by the parties in connection herewith), constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter of this Agreement. Section 4.1 and Section 4.2 of that certain Voting and Support Agreement (the “Existing Support Agreement”) dated March 20, 2014, by and among LIN Media LLC, Marigold, and the Shareholders are hereby terminated in their entirety. Marigold consents to the Shareholders’ entering into and performing this Agreement and agrees that this Agreement shall not constitute a breach of Section 4.3 of the Existing Support Agreement. The Existing Support Agreement shall terminate in its entirety at the Effective Time.

Section 8.9 Assignment; Binding Effect; No Third Party Beneficiaries; Further Action. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties; provided that Montage may assign its rights, interests or obligations hereunder to one or more of its Subsidiaries. This Agreement shall be binding upon and shall inure to the benefit of Montage and its respective successors and assigns and shall be binding upon the Shareholders and the Shareholders’ successors, assigns, heirs, executors and administrators. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person (other than, in the case of Montage or its respective successors and assigns and, in the case of the Shareholders, the Shareholders’ successors, assigns, heirs, executors and administrators) any rights, remedies, obligations or liabilities under or by reason of this Agreement. Each of the Shareholders, Montage and Marigold shall take any further action and execute any other instruments as may be reasonably requested by the other parties to this Agreement to effectuate the intent of this Agreement.

Section 8.10 Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. This Agreement shall not be deemed to have been prepared or drafted by any one party or another or any party’s attorneys.

Section 8.11 Governing Law and Consent to Jurisdiction. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed and construed in accordance with the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Laws of any other jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.5 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.12 Counterparts; Facsimiles. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

Section 8.13 Liability. The rights and obligations of each of the Shareholders under this Agreement shall be several and not joint. All references to actions to be taken by the Shareholders, or representations and warranties to be made, under this Agreement refer to actions to be taken or representations and warranties to be made by Shareholders acting severally and not jointly. Except for any liability for claims, losses, damages, liabilities or other obligations arising out of a Shareholder’s failure to perform its obligations hereunder, Montage agrees that no Shareholder (in its capacity as a Shareholder of Marigold) will be liable for claims, losses, damages, liabilities or other obligations resulting from or relating to the Merger Agreement, including any breach by Marigold of the Merger Agreement, and that Marigold shall not be liable for claims, losses, damages, liabilities or other obligations resulting from or related to any Shareholder’s failure to perform its obligations hereunder.

Section 8.14 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any other person any direct or indirect ownership or incident of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the holder thereof, and no other person shall have any authority to exercise any power or authority to direct any Shareholder in the voting of any of the Subject Shares except as provided in this Agreement.

Section 8.15 No Effect on Marigold Voting Common Stock. Notwithstanding anything to the contrary in this Agreement or in Marigold’s Amended and Restated Articles of Incorporation, Marigold agrees that neither the execution and delivery by the Shareholders of this Agreement nor the performance by the Shareholders of any of the obligations hereunder will have any adverse effect on the Shareholders’ ownership of Marigold Voting Common Stock. Without limiting the foregoing, in no event shall the execution and delivery by the Shareholders of this Agreement or the performance by the Shareholders of any of their obligations hereunder be deemed to constitute a Transfer of any Subject Shares or result in the conversion of any Subject Shares held by the Shareholders into shares of Marigold Non-Voting Common Stock.

(Signature pages follow)

IN WITNESS WHEREOF, Marigold, Montage and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

MEDIA GENERAL, INC.

By:	/s/ James F. Woodward
	Name:	James F. Woodward
	Title:	Senior Vice President, Chief Financial Officer

Signature Page to Voting and Support Agreement (HMC)

IN WITNESS WHEREOF, Marigold, Montage and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

NEXSTAR BROADCASTING GROUP, INC.

By:	/s/ Thomas E. Carter
	Name:	Thomas E. Carter
	Title:	Executive Vice President and Chief Financial Officer

Signature Page to Voting and Support Agreement (HMC)

IN WITNESS WHEREOF, Marigold, Montage and the Shareholders have caused this Agreement to be duly executed as of the day and year first above written.

SHAREHOLDERS:

HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

By:	HM3/GP Partners, L.P., its general partner

By:	Hicks, Muse GP Partners III, L.P., its general partner

By:	Hicks Muse Fund III Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

HM3 COINVESTORS, L.P.

By:	Hicks Muse GP Partners III, L.P., its general partner

By:	Hicks Muse Fund III Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

HICKS, MUSE, TATE & FURST EQUITY FUND IV, L.P.

By:	HM4 Partners, L.P., its general partner

By:	Hicks, Muse GP Partners L.A., L.P., its general partner

By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

Signature Page to Voting and Support Agreement (HMC)

HICKS, MUSE, TATE & FURST PRIVATE EQUITY FUND IV, L.P.

By:	HM4 Partners, L.P., its general partner

By:	Hicks, Muse GP Partners L.A., L.P., its general partner

By:	Hicks, Muse Latin America Fund I Incorporated, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

HM4-EQ COINVESTORS, L.P.

By:	Hicks, Muse GP Partners IV, L.P., its general partner

By:	Hicks, Muse Fund IV, LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

HICKS, MUSE & CO. PARTNERS, L.P.

By:	HM Partners Inc., its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

HM CAPITAL PARTNERS I, L.P.

By:	HMCP GP LLC, its general partner

By:	/s/ David W. Knickel
David W. Knickel Vice President and Chief Financial Officer

Signature Page to Voting and Support Agreement (HMC)

MUSE FAMILY ENTERPRISES, LTD.

By:	JRM Management Company, LLC, its general partner

By:	/s/ John R. Muse
John R. Muse President

JRM INTERIM INVESTORS, L.P.

By:	JRM Management Company, LLC, its general partner

By:	/s/ John R. Muse
John R. Muse President

JOHN R. MUSE

/s/ John R. Muse

Signature Page to Voting and Support Agreement (HMC)

Schedule A

Ownership of Marigold Voting Common Stock1

Shareholder	Marigold Voting Common Stock
Hicks, Muse, Tate & Furst Equity Fund III, L.P.	8,855,759
HM3 Coinvestors, L.P.	115,804
Hicks, Muse, Tate & Furst Equity Fund IV, L.P.	2,293,007
Hicks, Muse, Tate & Furst Private Equity Fund IV, L.P.	15,423
HM4-EQ Coinvestors, L.P.	35,584
Hicks, Muse & Co. Partners, L.P.	123,198
HM Capital Partners I LP	4,829
Muse Family Enterprises, Ltd.	685
JRM Interim Investors, L.P.	4,927
John R. Muse	139,609	[2]

[1]	The Shareholders jointly file a beneficial ownership report on Schedule 13D and may be deemed a group with beneficial ownership of shares held by other Shareholders in the group as and to the extent set forth in the Schedule 13D.
[2]	Comprised of 56,635 shares held directly, 73,570 shares subject to an option exercisable beginning on September 18, 2015, and 9,404 shares subject to deferred stock units.

Schedule A

Annex D

January 26, 2016

The Board of Directors

Nexstar Broadcasting Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

Members of the Board of Directors:

We understand that Nexstar Broadcasting Group, Inc. (“Nexstar”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Nexstar, Neptune Merger Sub, Inc., a wholly owned subsidiary of Nexstar (“Merger Sub”), and Media General, Inc. (“Media General”), pursuant to which, among other things, Merger Sub will merge with and into Media General (the “Transaction”) and each outstanding share of the common stock, no par value, of Media General (“Media General Common Stock”) will be converted into the right to receive (i) $10.55 in cash, without interest (the “Cash Consideration”), (ii) 0.1249 of a share of the Class A common stock, par value $0.01 per share, of Nexstar (“Nexstar Common Stock”) (such number of shares, the “Stock Consideration”), and (iii) unless a Pre-Closing CVR Distribution (as defined in the Agreement) has occurred, one contractual contingent value right (the “CVR Consideration” and, together with the Cash Consideration and the Stock Consideration, the “Consideration”), to be issued by Nexstar pursuant to the CVR Agreement (as defined in the Agreement). The terms and conditions of the Transaction are more fully set forth in the Agreement and the CVR Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Nexstar of the Consideration to be paid by Nexstar in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Media General and Nexstar;

(ii)	reviewed and discussed with the management of Media General and Nexstar certain net operating losses of Media General and Nexstar, respectively, (collectively, the “NOLs”) estimated by the management of Nexstar to be utilized after giving effect to the Transaction;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Media General furnished to or discussed with us by the management of Media General, including certain financial forecasts relating to Media General prepared by the management of Media General (such forecasts, the “Media General Forecasts”);

(iv)	reviewed certain financial forecasts relating to Media General prepared by the management of Nexstar (the “Nexstar-Media General Forecasts”) and discussed with the management of Nexstar its assessments as to the relative likelihood of achieving the future financial results reflected in the Media General Forecasts and the Nexstar-Media General Forecasts;

(v)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Nexstar furnished to or discussed with us by the management of Nexstar, including certain financial forecasts relating to Nexstar prepared by the management of Nexstar (such forecasts, the “Nexstar Forecasts”);

(vi)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the management of Nexstar to result from the Transaction;

(vii)	discussed the past and current business, operations, financial condition and prospects of Media General with members of senior managements of Media General and Nexstar, and discussed the past and current business, operations, financial condition and prospects of Nexstar with members of senior management of Nexstar;

The Board of Directors

Nexstar Broadcasting Group, Inc.

(viii)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Nexstar, including the potential effect on Nexstar’s estimated free cash flow per share;

(ix)	reviewed the trading histories for Media General Common Stock and Nexstar Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(x)	compared certain financial and stock market information of Media General and Nexstar with similar information of other companies we deemed relevant;

(xi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xii)	reviewed a draft, dated January 26, 2016, of the Agreement (the “Draft Agreement”) and a draft, dated January 26, 2016, of the CVR Agreement (the “Draft CVR Agreement”); and

(xiii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Nexstar and Media General that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Nexstar-Media General Forecasts, the Nexstar Forecasts, the Synergies and the NOLs, we have assumed, at the direction of Nexstar, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nexstar as to the future financial performance of Media General and Nexstar and the other matters covered thereby (including the assumption that there will not be any sale of Spectrum by Media General or Nexstar in connection with the Spectrum Auction, in each case as such terms are defined in the CVR Agreement, or otherwise), and, based on the assessments of the management of Nexstar as to the relative likelihood of achieving the future financial results reflected in the Media General Forecasts and the Nexstar-Media General Forecasts, we have relied, at the direction of Nexstar, on the Nexstar-Media General Forecasts for purposes of our opinion. We have also relied, at the direction of Nexstar, on the assessments of the management of Nexstar as to Nexstar’s ability to achieve the Synergies and to utilize the NOLs and we have been advised by Nexstar, and have assumed, that the Synergies and the NOLs will be realized or utilized in the amounts and at the times projected.

We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Media General, Nexstar or any other entity, nor have we made any physical inspection of the properties or assets of Media General, Nexstar or any other entity and we have assumed, with the consent of Nexstar, that there are no material undisclosed liabilities of or relating to Media General, Nexstar or any other entity for which appropriate reserves, indemnification arrangements or other provisions have not been made. We have not evaluated the solvency or fair value of Media General, Nexstar or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Nexstar, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Media General, Nexstar or any other entity or the Transaction (including the contemplated benefits thereof); provided, however, that at the direction of Nexstar we have taken into account the impact of the Regulatory Divestitures contemplated in Schedule 6.3 of

The Board of Directors

Nexstar Broadcasting Group, Inc.

the Agreement based upon those valuations and other assumptions provided to us by management of Nexstar. We also have assumed, at the direction of Nexstar, that the final executed Agreement and CVR Agreement will not differ in any material respect from the Draft Agreement and Draft CVR Agreement, respectively, reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to Nexstar of the Consideration to be paid in the Transaction and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Nexstar or in which Nexstar might engage or as to the underlying business decision of Nexstar to proceed with or effect the Transaction. We also are not expressing any view or opinion with respect to, and have relied, with the consent of Nexstar, upon the assessments of representatives of Nexstar regarding, legal, regulatory, accounting, tax and similar matters relating to Media General, Nexstar or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Nexstar obtained such advice as it deemed necessary from qualified professionals. We further are not expressing any opinion as to what the value of Nexstar Common Stock actually will be when issued or the prices at which Nexstar Common Stock or Media General Common Stock will trade at any time, including following announcement or consummation of the Transaction. In addition, we express no opinion or recommendation as to how any shareholder or stockholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to Nexstar in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. We and certain of our affiliates also are participating in the financing for the Transaction, for which services we and our affiliates will receive significant compensation, including acting as an administrative agent, lead left joint arranger, joint bookrunner and/or lender in connection with certain credit facilities and as an initial purchaser or underwriter and lead left bookrunner for a proposed bond offering in connection with the Transaction. In addition, Nexstar has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Nexstar, Media General and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Nexstar and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as an administrative agent, collateral agent, sole or joint bookrunner and/or joint lead arranger for, and/or as a lender under, certain term loans, letters of credit, credit and leasing facilities and other credit arrangements of Nexstar and/or certain of its affiliates (including acquisition financing), (ii) having acted as an initial purchaser and joint bookrunner for a debt offering of an affiliate of Nexstar, and (iii) having provided or providing certain treasury management services and products to Nexstar and/or certain of its affiliates.

The Board of Directors

Nexstar Broadcasting Group, Inc.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Media General and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a lender under certain term loans, letters of credit, credit facilities and other credit arrangements of Media General and/or certain of its affiliates (including acquisition financing), (ii) having acted as co-manager for a debt offering of an affiliate of Media General, and (iii) having provided or providing certain treasury management services and products to Media General and/or certain of its affiliates. In addition, we and/or certain of our affiliates have maintained, currently are maintaining, and in the future may maintain, commercial (including vendor and/or customer) relationships with Media General and/or certain of its affiliates.

It is understood that this letter is for the benefit and use of the Board of Directors of Nexstar (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Nexstar is fair, from a financial point of view, to Nexstar.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex E

[LETTERHEAD OF RBC CAPITAL MARKETS, LLC]

January 26, 2016

The Board of Directors

Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the voting common stock of Media General, Inc., a Virginia corporation (“Media General”), of the Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Media General, Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), and Neptune Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Nexstar (“Merger Sub”). As more fully described in the Merger Agreement, Media General and Nexstar will effect a business combination in which Merger Sub will be merged with and into Media General (the “Merger”). The Merger Agreement provides, among other things, that each outstanding share of the voting common stock, no par value per share, of Media General (“Media General Voting Common Stock”) and each outstanding share of the non-voting common stock, no par value per share, of Media General will be converted in the Merger into the right to receive (a) $10.55 in cash (the “Cash Consideration”), (b) 0.1249 of a share of Class A common stock, par value $0.01 per share, of Nexstar (“Nexstar Class A Common Stock” and, such number of shares of Nexstar Class A Common Stock issuable in the Merger, the “Stock Consideration”) and (c) subject to and in accordance with the terms and conditions of the Merger Agreement and a contingent value rights agreement substantially in the form attached as an exhibit to the Merger Agreement (the “CVR Agreement” and, together with the Merger Agreement, the “Agreements”), one contractual contingent value right (the “CVR” and, such consideration, together with the Cash Consideration and the Stock Consideration, the “Merger Consideration”) entitling the holder thereof to a specified percentage of Media General’s net cash proceeds received in a Federal Communications Commission (the “FCC”) reverse broadcast incentive auction of spectrum licensed from the FCC (such auction, the “Spectrum Auction”). The terms and conditions of the Merger and related transactions are set forth more fully in the Agreements.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM or one or more of our affiliates may act as a market maker and broker in the publicly traded securities of Media General, Nexstar and/or any other entity that may be involved in the Merger and related transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Media General, Nexstar and/or any other entity that may be involved in the Merger and related transactions or their respective affiliates for our or our affiliates’ own account and the accounts of our or our affiliates’ customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities.

We are acting as financial advisor to Media General in connection with the Merger and we will receive a fee for our services, of which a portion was payable in connection with our engagement and the principal portion is contingent upon consummation of the Merger. We also may be entitled to certain other fees in connection with the Merger, including, in Media General’s discretion, an additional fee upon consummation of the Merger. In addition, Media General has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses reasonably incurred in connection with our services. RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Media General and certain of its affiliates unrelated to the Merger, for which

The Board of Directors

Media General, Inc.

January 26, 2016

services RBCCM and its affiliates have received and may receive customary compensation, including, during the past two years, having acted or acting as (i) financial advisor to Media General in connection with its proposed acquisition of Meredith Corporation announced in 2015 (subsequently terminated for the Merger) and its acquisition of LIN Media LLC in 2014 and as joint bookrunning manager and/or joint lead arranger for the financings related to such acquisitions, (ii) joint bookrunning manager for certain equity offerings of Media General in May 2014 and March 2015 and (iii) administrative agent, collateral agent and/or sole or joint lead arranger or bookrunning manager for, and as a lender under, certain credit facilities of Media General. RBCCM and certain of our affiliates also in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Nexstar and certain of its affiliates, for which services RBCCM and its affiliates have received and may receive customary compensation, including, during the past two years, having acted or acting as (i) joint bookrunner for a notes offering of a subsidiary of Nexstar in January 2015 and (ii) documentation agent, joint lead arranger and/or joint bookrunning manager for, and as a lender under, certain credit facilities of a subsidiary and certain other affiliates of Nexstar.

For the purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of a draft, dated January 26, 2016, of the Merger Agreement and the related form of CVR Agreement; (ii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to us from published sources and internal records of Media General; (iii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Nexstar made available to us from published sources and internal records of Nexstar; (iv) we reviewed financial projections and other estimates and data relating to Media General and Nexstar prepared by the managements of Media General and Nexstar (as adjusted, in the case of financial projections and other estimates and data relating to Nexstar, by the management of Media General), including estimates regarding certain tax benefits resulting from prior acquisitions and potential tax savings expected to result from the utilization of net operating loss carryforwards of Media General and Nexstar (collectively, “Tax Attributes”) and potential net cash proceeds expected by the management of Media General to be realized by Media General and Nexstar from the Spectrum Auction (the “Spectrum Proceeds”); (v) we conducted discussions with members of the senior managements of Media General and Nexstar with respect to the respective businesses, prospects and financial outlook of Media General and Nexstar as well as the strategic rationale and potential cost savings, revenue enhancements and other benefits expected by the managements of Media General and Nexstar to be realized in the Merger (collectively, the “Synergies”); (vi) we reviewed the reported prices and trading activity for Media General Voting Common Stock and Nexstar Class A Common Stock; (vii) we compared certain financial metrics of Media General and Nexstar with those of selected publicly traded companies in lines of businesses that we considered generally relevant in evaluating Media General and Nexstar; (viii) we compared certain financial terms of the Merger with those of selected precedent transactions that we considered generally relevant in evaluating the Merger; (ix) we reviewed the potential pro forma financial impact of the Merger on the future financial performance of Nexstar after taking into account potential Tax Attributes, Spectrum Proceeds and Synergies; and (x) we considered other information and performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion we have reached is based on all analyses and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

The Board of Directors

Media General, Inc.

January 26, 2016

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Media General or Nexstar (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Nexstar that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data relating to Media General and Nexstar (as adjusted, in the case of Nexstar, by the management of Media General), including as to potential Tax Attributes, Spectrum Proceeds and Synergies, provided to us by Media General and Nexstar, as the case may be, were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Nexstar and the other matters covered thereby and that the financial results reflected therein will be realized in the amounts and at the times projected. We express no opinion as to such financial projections and other estimates and data (or adjustments thereto), including as to potential Tax Attributes, Spectrum Proceeds and Synergies, or the assumptions upon which they were based. We have relied upon the assessments of the management of Media General as to the financial and other terms associated with the CVR, including, without limitation, the amount, timing and achievability of Spectrum Proceeds and have assumed that $3.09 per share of Spectrum Proceeds will be received pursuant to the CVR by holders of Media General Voting Common Stock by December 31, 2016, and we further have relied upon the assessments of the managements of Media General and Nexstar as to, among other things, (i) the potential impact on Media General and Nexstar of market trends and prospects, including regulatory matters, relating to the telecommunications and broadcasting industry, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers, employees and network affiliates of Media General and Nexstar, and (iii) the ability to integrate the businesses of Media General and Nexstar. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Media General, Nexstar, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise) of or relating to Media General, Nexstar or any other entity, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and we have not conducted, any physical inspection of the properties or facilities of Media General, Nexstar or any other entity. We have assumed that the Merger and related transactions will be consummated in accordance with the terms of the Agreements and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, waivers and releases for the Merger and related transactions, no delay, limitation, restriction or condition will be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Nexstar, the Merger or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. In addition, we have assumed that the final executed Agreements will not differ, in any respect meaningful to our analyses or opinion, from the draft or form of the Agreements that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We do not express any opinion as to what the value of Nexstar Class A Common Stock or, if applicable, CVRs actually will be when issued or distributed in connection with or as contemplated by the Merger or related transactions or the prices or range of prices at which Nexstar

The Board of Directors

Media General, Inc.

January 26, 2016

Class A Common Stock (or any other securities of Nexstar), Media General Voting Common Stock (or any other securities of Media General) or CVRs may trade or otherwise be transferable at any time, whether prior to or following consummation of the Merger and related transactions. As you are aware, the credit, financial and stock markets, and the industries in which Media General and Nexstar operate, have experienced and continue to experience volatility and we express no opinion or view as to any potential effects of such volatility on Media General, Nexstar (or their respective businesses), the Merger or related transactions (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of Media General (in its capacity as such) in connection with its evaluation of the Merger. We express no opinion and make no recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Merger, any related transactions or otherwise.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration (to the extent expressly specified herein), without regard to individual circumstances of specific holders that may distinguish such holders or the securities of Media General held by such holders. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Merger or any related transactions or the Agreements or any related documents, including any voting or support agreement, or the financial or other terms associated with the Spectrum Auction, any debt repayment or redemption or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger, any related transactions or otherwise. Our opinion also does not address the underlying business decision of Media General to engage in the Merger or related transactions or the relative merits of the Merger or related transactions compared to any alternative business strategy or transaction that may be available to Media General or in which Media General might engage. We have not evaluated the solvency or fair value of Media General, Nexstar or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We do not express any opinion as to any legal, regulatory, tax or accounting matters, as to which we understand that Media General has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the Merger Consideration or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on Media General’s behalf with respect to the acquisition of all or a part of Media General.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of Media General Voting Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

Annex F

PERSONAL AND CONFIDENTIAL

January 27, 2016

Board of Directors

Media General, Inc.

333 E. Franklin Street

Richmond, VA 23219

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Nexstar Broadcasting Group, Inc. (“Nexstar”) and its affiliates) of the outstanding shares of voting common stock, no par value per share (the “Voting Shares”), and non-voting common stock, no par value per share (the “Non-Voting Shares”; together with the Voting Shares, the “Shares”), of Media General, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of January 27, 2016 (the “Agreement”), by and among the Company, Nexstar and Neptune Merger Sub, Inc., a wholly owned subsidiary of Nexstar (“Merger Sub”). The Agreement provides that Merger Sub will be merged with and into the Company and each outstanding Share will be converted into (i) $10.55 in cash (the “Cash Consideration”), (ii) 0.1249 shares of Class A common stock, par value $0.01 per share (“Nexstar Common Stock”), of Nexstar (the “Stock Consideration”) and (iii) unless a Pre-Closing CVR Distribution (as defined in the Agreement) has occurred, one Contingent Value Right to be issued by Nexstar pursuant to the CVR Agreement (the “CVR Consideration”; together with the Cash Consideration and the Stock Consideration, the “Consideration”).

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Nexstar, any of their respective affiliates and third parties, including Standard General L.P., an affiliate of a significant shareholder of the Company (“Standard General”), and Kainos Capital, LLC, an affiliate of a significant shareholder of the Company (“Kainos Capital”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, Nexstar, Standard General and Kainos Capital and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Standard General, Kainos Capital and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Standard General and Kainos Capital from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Nexstar for the five years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Nexstar; certain other communications from the Company and Nexstar to their respective stockholders; certain publicly available research analyst reports for the Company and Nexstar; certain internal financial analyses and forecasts for Nexstar prepared by its management; and certain internal financial analyses and

Board of Directors

Media General, Inc.

January 27, 2016

forecasts for the Company, inclusive of estimated standalone net operating losses prepared by the management of the Company, certain financial analyses and forecasts for Nexstar, inclusive of estimated standalone net operating losses prepared by the management of the Company, certain combined forecasts for the Company and Nexstar pro forma for consummation of the Transaction, inclusive of certain operating synergies projected by the management of the Company to result from the Transaction and estimates of net operating losses pro forma for consummation of the Transaction, projected spectrum proceeds for the Company, projected spectrum proceeds for Nexstar, and an estimate as to the minimum amount of the CVR Cash Proceeds (as defined below) and the timing of payment thereof, in each case, prepared by the management of the Company and as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Nexstar and with members of the senior management of Nexstar regarding their assessment of the past and current business operations, financial condition and future prospects of Nexstar; reviewed the reported price and trading activity for the Voting Shares and Nexstar Common Stock; compared certain financial and stock market information for the Company and Nexstar with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the broadcasting industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Nexstar or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Nexstar or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. We have assumed, at your instruction, that the aggregate amount of the CVR Consideration is not less than $3.09 per Share (the “CVR Cash Proceeds”) and that such CVR Cash Proceeds will be paid no later than December 31, 2016.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Nexstar and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the allocation of the consideration payable pursuant to the Agreement, including among the holders of Voting Shares and Non-Voting Shares, or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of

Board of Directors

Media General, Inc.

January 27, 2016

such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Nexstar and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Nexstar Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Nexstar or the ability of the Company or Nexstar to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to holders (other than Nexstar and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

Annex G

ARTICLES OF MERGER

Merging

NEPTUNE MERGER SUB, INC.,

a Virginia corporation

with and into

MEDIA GENERAL, INC.,

a Virginia corporation

Pursuant to the provisions of the Virginia Stock Corporation Act (the “VSCA”), Media General, Inc., a corporation organized under the laws of the Commonwealth of Virginia (the “Company”), and Neptune Merger Sub, Inc., a corporation organized under the laws of the Commonwealth of Virginia (“Merger Sub”), hereby execute and submit the following Articles of Merger and set forth:

1. The Merger. The Plan of Merger (the “Plan of Merger”) providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving corporation (“Surviving Corporation”), is attached as Exhibit A to these Articles of Merger and is incorporated herein by reference.

2. Amendment to the Articles of Incorporation of Surviving Corporation. The Articles of Incorporation of the Company as in effect immediately prior to the Effective Time (as defined below) of the Merger shall be replaced by the Amended and Restated Articles of Incorporation of Surviving Corporation as of the Effective Time of the Merger and shall be amended and restated as of the Effective Time of the Merger as set forth in Exhibit A to the Plan of Merger, attached hereto.

3. Company Board of Directors and Shareholder Approval. The Plan of Merger was duly adopted and approved on [•], 2016 by the Company’s Board of Directors at a duly called meeting of such Board, at which a quorum was present, and was submitted by the Company’s Board of Directors to the shareholders of the Company entitled to vote thereon in accordance with the VSCA at a special meeting of shareholders held on             , 2016 pursuant to Section 13.1-655 of the VSCA. The designation, number of outstanding shares, number of votes entitled to be cast and the undisputed votes cast FOR the Plan of Merger by each voting group entitled to vote separately on the Plan of Merger are set forth below.

		Votes Entitled	Undisputed Votes
Designation	Shares Outstanding	to be Cast	Cast FOR
Voting Common Shares

[Number of Shares]

The number of votes cast FOR the Plan of Merger by each voting group was sufficient for approval of the Plan of Merger by that voting group.

4. Merger Sub Board of Directors and Shareholder Approval. The Plan of Merger was duly adopted and approved on [•], 2016 by Merger Sub’s Board of Directors by unanimous written consent pursuant to Section 13.1-685 of the VSCA. The Board of Directors of Merger Sub submitted the Plan of Merger to the sole shareholder of Merger Sub for its approval. The sole shareholder of Merger Sub approved the Plan of Merger on             , 2016 by written consent pursuant to Section 13.1-657 of the VSCA.

Effective Time. Pursuant to Section 13.1-606 of the VSCA, the Merger shall be effective as of             on             , 2016 (the “Effective Time”).

IN WITNESS WHEREOF, Media General, Inc. and Neptune Merger Sub, Inc., have caused these Articles of Merger to be executed by their respective duly authorized officers as of             , 2016.

MEDIA GENERAL, INC.

By:
Name:
Title:

NEPTUNE MERGER SUB, INC.

By:
Name:
Title:

Plan of Merger

Merging

NEPTUNE MERGER SUB, INC.,

a Virginia corporation

with and into

MEDIA GENERAL, INC.,

a Virginia corporation

ARTICLE 1

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Plan of Merger, and in accordance with the Virginia Stock Corporation Act (the “VSCA”), Neptune Merger Sub, Inc., a Virginia corporation (“Merger Sub”), shall be merged with and into Media General, Inc., a Virginia corporation (the “Company”), at the Effective Time (the “Merger”). Merger Sub is a wholly-owned subsidiary of Nexstar Broadcasting, Inc., a Delaware corporation (“Nexstar”). Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub, in accordance with the VSCA.

Section 1.2 Effects of the Merger. The Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 1.3 Articles and Bylaws. At the Effective Time, by virtue of the Merger, the articles of incorporation attached as Exhibit A shall be the articles of incorporation of the Surviving Corporation (“Surviving Corporation Charter”), and the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.4 Directors and Officers. Immediately following the Effective Time, (i) the director of Merger Sub serving immediately prior to the Effective Time shall be the director of the Surviving Corporation until the earlier of his death, resignation or removal or the time at which his successor is duly elected or appointed and qualified, and (ii) the officers of Merger Sub serving immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

ARTICLE 2

CONVERSION OF SECURITIES

Section 2.1 Conversion of Securities in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Nexstar, the Company, Merger Sub or any shareholder thereof,

(a) subject to Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Company Cancelled Shares, shall automatically be converted, subject to the terms, conditions and procedures set forth in this Article 2, into the right to receive the following: (A) $10.55 in cash, without interest (the “Cash Consideration”), (B) a fraction of a validly issued, fully paid and nonassessable share of Nexstar Class A Common Stock equal to the Company Exchange Ratio (the “Stock

Consideration”) and (C) unless the Company has distributed contingent value rights (as more fully described in Article III of the CVR Agreement, “Contingent Value Rights”) with respect to such shares prior to Closing (a “Pre-Closing CVR Distribution”), one (1) Contingent Value Right to be issued by Nexstar pursuant to Article III of the CVR Agreement (the “CVR Consideration”, with the Cash Consideration and the Stock Consideration, collectively, the “Company Merger Consideration”);

(b) each share or other security representing capital stock in the Company owned, directly or indirectly, by any of the Company Subsidiaries or Nexstar or any of the Nexstar Subsidiaries immediately prior to the Effective Time (collectively, “Company Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c) each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid, validly issued and nonassessable share of Common Stock, no par value per share, of the Surviving Corporation.

Section 2.2 Company Stock Options and Other Stock-Based Awards. Prior to the Effective Time, Nexstar, the Nexstar Board, the Company, the Company Board and the Compensation Committee of the Company Board shall, in accordance with the applicable Company Incentive Plan, take all actions necessary so that:

(a) (x) each unvested Company Stock Option that is outstanding immediately prior to the Effective Time shall become fully vested immediately prior to the Effective Time (if not then vested) and (y) as of the Effective Time, each Company Stock Option shall be assumed by Nexstar and become an option (a “Company Exchange Option”) to purchase, on the same terms and conditions other than vesting (including applicable exercise and expiration provisions) as applied to each such Company Stock Option immediately prior to the Effective Time, the number of shares of Nexstar Class A Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Voting Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Company Equity Award Exchange Ratio, at an exercise price per share of Nexstar Class A Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price for each such share of Company Voting Common Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Company Equity Award Exchange Ratio. [In addition, unless a Pre-Closing CVR Distribution has occurred, at the Effective Time, each holder of a Company Stock Option outstanding immediately prior to the Effective Time shall be entitled to receive one (1) Contingent Value Right for each share of Company Voting Common Stock subject to such Company Stock Option immediately prior to the Effective Time.

(b) (x) each share of Company Restricted Stock and each right of any kind, contingent or accrued, to receive shares of Company Voting Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Voting Common Stock granted by the Company outstanding immediately prior to the Effective Time (including Company DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Company Stock Options (each, other than Company Stock Options, a “Company Stock-Based Award”), shall become fully vested and all restrictions shall lapse as of immediately prior to the Effective Time and (y) as of the Effective Time, each Company Stock-Based Award shall be cancelled and converted into the right to receive, with respect to each share of Company Common Stock underlying the Company Stock-Based Award immediately prior to the Effective Time, the Company Merger Consideration.

(c) Nexstar shall file, no later than five (5) Business Days after the Effective Time, an effective registration statement on Form S-8 (or any successor or other appropriate form) under the Securities Act to register shares of Nexstar Class A Common Stock issuable upon exercise of the Company Exchange Options.

Section 2.3 Exchange of Company Common Stock.

(a) Prior to the Closing Date, Nexstar shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) to act as paying and exchange agent, including for purposes of exchanging certificates representing Company Common Stock (the “Company Certificates”) (or affidavits of loss in lieu thereof) or

Company Common Stock held in book-entry form (the “Company Book-Entry Securities”) for the Company Merger Consideration. Prior to the Effective Time, Nexstar shall deposit or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Certificates and Company Book-Entry Securities, (i) shares of Nexstar Class A Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, (ii) an amount of cash sufficient in order for the Exchange Agent to distribute the aggregate Cash Consideration and (iii) unless a Pre-Closing CVR Distribution has occurred, Contingent Value Rights sufficient in order for the Exchange Agent to distribute the aggregate CVR Consideration. In addition, Nexstar shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.3(g) and cash in lieu of any fractional shares payable pursuant to Section 2.3(e). The shares of Nexstar Class A Common Stock and cash deposited with the Exchange Agent for the benefit of the holders of Company Common Stock are collectively referred to herein as the “Company Exchange Fund”. In connection with the foregoing, Nexstar shall enter into an Exchange Agent Agreement with the Exchange Agent, in a form reasonably acceptable to the Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 2.3.

(b) Promptly after the Closing Date, Nexstar shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a letter of transmittal in a form prepared by Nexstar and reasonably acceptable to the Company (a “Company Letter of Transmittal”) (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates (or affidavits of loss in lieu thereof) or transfer of the Company Book-Entry Securities to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Company Book-Entry Securities) and instructions for use in effecting the surrender of Company Certificates (or affidavits of loss in lieu thereof) or Company Book-Entry Securities in exchange for the Company Merger Consideration.

(c) Each holder of shares of Company Common Stock that have been converted into the right to receive the Company Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Company Certificate (or affidavit of loss in lieu thereof), together with a properly completed Company Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Company Book-Entry Securities, the Company Merger Consideration in respect of the Company Common Stock represented by a Company Certificate (or affidavit of loss in lieu thereof) or Company Book-Entry Security. The shares of Nexstar Class A Common Stock constituting part of the Company Merger Consideration shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of Company Common Stock or is otherwise required under applicable Law. The Contingent Value Rights constituting part of the Company Merger Consideration (if applicable) shall be in uncertificated book-entry form. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) or Company Book-Entry Securities upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Company Merger Consideration is to be paid to a Person other than the Person in whose name the applicable Company Common Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such Company Certificate shall be properly endorsed or such Company Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such Company Book-Entry Security shall be properly transferred, and (ii) the Person requesting such exchange shall pay to Nexstar any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than that of the registered holder of the Company Certificate (or Company Common Stock specified in an affidavit of loss in lieu thereof) and/or Company Book-Entry Security so surrendered, or such Person shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(d) All shares of Company Common Stock converted pursuant to Section 2.1, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. From and after the Effective Time, until surrendered as contemplated by this Section 2.3, each Company Certificate and/or Company Book-Entry Security shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Company Letter of Transmittal, cash, Contingent Value Rights (if applicable) and certificates or evidence of shares in book-entry form representing the Company Merger Consideration that the holder of such Company Certificate and/or Company Book-Entry Security is entitled to receive pursuant to Section 2.1(a), and any additional cash payment that such holder is entitled to receive pursuant to Section 2.3(e) and Section 2.3(g). No interest will be paid or will accrue on any such consideration. The issuance or payment of the Company Merger Consideration and the payment of any cash payment required to be made pursuant to Section 2.3(e) in respect of Company Common Stock in accordance with the terms of this Plan of Merger shall be deemed issued and paid in full satisfaction of all rights pertaining to such Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.3(g)).

(e) No certificates or book-entry securities representing less than one share of Nexstar Class A Common Stock shall be issued in the Merger as a result of the conversion provided for in Section 2.1(a), but in lieu thereof each Company Shareholder otherwise entitled to a fractional share of Nexstar Class A Common Stock (after aggregating the total number of shares of Nexstar Class A Common Stock that such Company Shareholder has the right to receive pursuant to Section 2.1(a)) shall be entitled to receive from Nexstar, in accordance with the provisions of this Section 2.3(e), a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of Nexstar Class A Common Stock to which such Company Shareholder would otherwise be entitled, multiplied by (ii) the average daily volume weighted average price of a share of Nexstar Class A Common Stock on the NASDAQ over the five (5) consecutive trading days immediately prior to the Closing Date. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Nexstar that would otherwise be caused by the issuance of fractional shares.

(f) After the Effective Time, there shall be no further transfer on the records of the Company of Company Common Stock which has been converted, pursuant to this Plan of Merger, into the right to receive the consideration set forth herein, and if any Company Certificates (or affidavits of loss in lieu thereof) and/or Company Book-Entry Securities, together with a duly executed and properly completed Company Letter of Transmittal, are presented to the Exchange Agent, Nexstar or the Surviving Corporation for transfer they shall be cancelled and exchanged, without interest, for the Company Merger Consideration as provided in Section 2.1(a) (together with any cash in lieu of fractional shares pursuant to Section 2.3(e)).

(g) No dividends or other distributions with respect to the shares of Nexstar Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Common Stock with respect to the shares of Nexstar Class A Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Nexstar to the Exchange Agent and shall be included in the Company Exchange Fund, in each case until the surrender of such Company Certificate (or affidavit of loss in lieu thereof) or Company Book-Entry Security in accordance with this Plan of Merger. Subject to applicable Laws, following surrender of any such Company Certificate or Company Book-Entry Security (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Nexstar Class A Common Stock to which such holder is entitled pursuant to this Plan of Merger and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Nexstar Class A Common Stock. No distributions with respect to Contingent Value Rights issuable as CVR Consideration hereunder with a payment date after the Effective Time shall be paid to the holder of any unsurrendered Company Common Stock, and all such distributions instead shall be paid by Nexstar to the Exchange Agent and shall be included in the Company Exchange Fund, in each case, until the surrender of such Company Certificate (or affidavit of loss in lieu thereof) or Company Book-Entry Security in accordance with this Plan of Merger. Subject to applicable Laws, following surrender of any such Company Certificate or Company Book-Entry Security (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, the amount of such distributions theretofore paid with respect to such Contingent Value Rights issuable as CVR Consideration to which such holder is entitled pursuant to this Plan of Merger and the CVR Agreement.

(h) None of Nexstar, Merger Sub, or the Company shall be liable to any Person in respect of any shares of Nexstar Class A Common Stock or Contingent Value Rights (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(i) If any Company Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery for the benefit of Nexstar of a bond of indemnity in an amount and upon terms reasonably satisfactory to the Exchange Agent, and (iii) execution and delivery of a Company Letter of Transmittal, Nexstar will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of Company Common Stock represented by such certificate in accordance with the terms of this Plan of Merger.

(j) Any portion of the Company Exchange Fund that remains unclaimed by the holders of Company Common Stock twelve (12) months after the Closing Date shall be returned to Nexstar, upon demand, and any such holder who has not exchanged Company Common Stock for the Company Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to Nexstar for payment of the Company Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.3(g) and any cash in lieu of fractional shares pursuant to Section 2.3(e), in respect of such shares without any interest thereon.

Section 2.4 Withholding Rights. Each of Nexstar and the Surviving Corporation and any of their respective Subsidiaries (and any agent acting on behalf of any of them, including the Exchange Agent) shall be entitled to deduct and withhold from the consideration otherwise payable under this Plan of Merger such amounts as are required to be deducted or withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax Law. Any such withheld amounts (i) shall be remitted by Nexstar, the Surviving Corporation or any Subsidiary of any of them (or any agent acting on behalf of any of them, including the Exchange Agent), as the case may be, to the appropriate Governmental Entity and (ii) provided that such amounts are remitted to the appropriate Governmental Entity, shall be treated for all purposes of this Plan of Merger as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5 Adjustments. In the event that, at any time during the period from the date hereof to the Effective Time, the Company or Nexstar, as applicable, changes (or establishes a record date for changing) the number of shares of Company Common Stock issued and outstanding, or the number of shares of Nexstar Common Stock issued and outstanding, as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or any similar transaction, or Nexstar issues (or establishes a record date for issuing) any Equity Interests or rights in connection with a shareholder rights’ plan (or any payments are made to the holders of such rights or in lieu of issuing such rights), in each case other than pursuant to transactions contemplated by this Plan of Merger, then the Company Merger Consideration shall be appropriately and proportionally adjusted to reflect fully the effect of such change, issuance or payment.

Section 2.6 Appraisal Rights. In the event that a Pre-Closing CVR Distribution has occurred, by virtue of Section 13.1-730(B) of the VSCA, no appraisal rights shall be available to the holders of Company Voting Common Stock in connection with the Merger. There are currently no outstanding shares of Company Non-Voting Common Stock, and the Company will issue no shares of Company Non-Voting Common Stock following the execution and delivery hereof except pursuant to the exercise of conversion rights for Company Voting Common Stock specified in the Articles of Incorporation of the Company. In the event any such conversion shall occur prior to the Effective Time, then shares of Company Non-Voting Common Stock that are outstanding immediately prior to the Effective Time and, in the event that a Pre-Closing CVR Distribution has not occurred, shares of Company Voting Common Stock that are outstanding immediately prior to the Effective Time, and, in each case, which are held by shareholders who shall have properly demanded appraisal for such shares in accordance with the VSCA to the extent entitled thereto (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Company Merger Consideration, and the holders of such shares instead shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA; provided that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Company Merger Consideration upon surrender of the Company Certificates in the manner provided in Section 2.3 hereof that, immediately prior to the Effective Time, evidenced such shares.

ARTICLE 3

AMENDMENT

Section 3.1 Amendment. Subject to compliance with applicable Law and this Section 3.1, this Plan of Merger may be amended, modified or supplemented by written agreement of each of the Parties to the Merger, whether before or after approval by the shareholders of Nexstar or the Company is obtained and prior to the Effective Time; provided, however, that, after the approval by the shareholders of Nexstar or the Company is obtained, no such amendment, modification or supplement shall change (i) the amount or kind of consideration to be delivered to the shareholders of Nexstar or the Company, (ii) the articles of incorporation of the Surviving Corporation except for changes permitted by Section 13.1-706 of the VSCA or (iii) any of the other terms or conditions of this Plan of Merger (x) if the change would adversely affect the shareholders of either the Company or Nexstar in any material respect or (y) in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

ARTICLE 4

DEFINITIONS

Section 4.1 Definitions. As used in this Plan of Merger, the following terms shall have the meanings set forth below:

“Closing” means the closing of the Merger.

“Closing Date” means the date on which the Closing actually occurs.

“Company Common Stock” means the Company Voting Common Stock and the Company Non-Voting Common Stock.

“Company Deferred Compensation Plan” means the Deferred Income Plan for Selected Key Executives of the Company, amended and restated as of December 1, 1984, the Company Directors’ Deferred Compensation Plan, amended and restated as of April 30, 2014 and the Company Deferred Compensation Plan, amended and restated as of January 1, 2012.

“Company DSUs” means the deferred stock units outstanding under the Company Deferred Compensation Plan.

“Company Exchange Ratio” means 0.1249.

“Company Equity Award Exchange Ratio” means (i) the Company Exchange Ratio plus (ii) (x) the Cash Consideration divided by (y) the average of the daily volume weighted average price of a share of Nexstar Class A Common Stock on the NASDAQ over the ten (10) consecutive trading-day period ending on the second (2nd) trading day immediately prior to the Closing Date.

“Company Incentive Plans” means the Media General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007, the Media General, Inc. 1996 Employee Non-Qualified Stock Option Plan, amended as of December 31, 2001, the Media General, Inc. 1997 Employee Restricted Stock Plan, amended as of December 31, 2007, the LIN Media LLC 2002 Stock Plan, as amended and restated as of July 30, 2013, and the LIN Media LLC amended and restated 2002 Non-Employee Director Stock Plan, as amended and restated as of July 30, 2013.

“Company Non-Voting Common Stock” means the Non-Voting Common Stock, no par value per share, of the Company.

“Company Restricted Stock” means the restricted Company Voting Common Stock outstanding under the Company Incentive Plans.

“Company Shareholder” means a holder of shares of Company Voting Common Stock or Company Non-Voting Common Stock.

“Company Stock Options” means the outstanding options to purchase shares of Company Voting Common Stock issued under the Company Incentive Plans.

“Company Voting Common Stock” means the Voting Common Stock, no par value per share, of the Company.

“CVR Agreement” means the contingent value rights agreement, dated as of [•], by and between Nexstar and the Rights Agent, a copy of which is attached as Exhibit B.

“Effective Time” means the date and time of the effectiveness of the Merger as set forth in the Articles of Merger to which this Plan of Merger is attached filed with the State Corporation Commission of the Commonwealth of Virginia in accordance with Section 13.1-720 of the VSCA.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor, or the value of which is determined in reference thereto.

“Financing Source” means [            ].

“Governmental Entity” means a court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization.

“Law” means any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity.

“NASDAQ” means the Nasdaq Global Select Market.

“Nexstar Class A Common Stock” means the Class A Common Stock, $0.01 par value per share, of Nexstar.

“Nexstar Class B Common Stock” means the Class B Common Stock, $0.01 par value per share, of Nexstar.

“Nexstar Class C Common Stock” means the Class C Common Stock, $0.01 par value per share, of Nexstar.

“Nexstar Common Stock” means, collectively, the Nexstar Class A Common Stock, Nexstar Class B Common Stock and Nexstar Class C Common stock.

“Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Rights Agent” means [            ].

“Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Company Subsidiary” and “Nexstar Subsidiary” shall mean any direct or indirect Subsidiary of the Company or Nexstar, respectively.

“Tax” means (i) any and all domestic or foreign, federal, state, local or other tax of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including tax on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other tax, fee, duty, levy, customs, tariff, impost, assessment, obligation or charge of the same or a similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

Annex H

TITLE 13.1. CORPORATIONS

CHAPTER 9. VIRGINIA STOCK CORPORATION ACT

ARTICLE 15. APPRAISAL RIGHTS AND OTHER REMEDIES

§ 13.1-729. Definitions.

In this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

“Fair value” means the value of the corporation’s shares determined:

a. Immediately before the effectuation of the corporate action to which the shareholder objects;

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1)	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2)	Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3)	In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

“Senior executive officer” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means both a record shareholder and a beneficial shareholder.

§ 13.1-730. Right to Appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718; however, appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if shareholder approval is required for the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if:

a. Under the terms of the corporate action approved by the shareholders there is to be distributed to the shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in § 13.1-746 or 13.1-746.1:

(1) Within one year after the shareholders’ approval of the action; and

(2) In accordance with their respective interests determined at the time of distribution; and

b. The disposition of assets is not an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other amendment to the articles of incorporation, or any other merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors; or

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the domestic corporation, as the shares held by the shareholder immediately before the domestication.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

§ 13.1-731. Assertion of Rights by Nominees and Beneficial Owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§ 13.1-732. Notice of Appraisal Rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice shall state the corporation’s position as to the availability of appraisal rights.

A copy of this article shall accompany the meeting notice sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657:

1. Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections F and G of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

§ 13.1-733. Notice of Intent to Demand Payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. A shareholder who fails to satisfy the requirements of subsection A or B is not entitled to payment under this article.

§ 13.1-734. Appraisal Notice and Form.

A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver an appraisal notice and the form required by subdivision B 1 to all shareholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

2. State:

a.	Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

b.	A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c.	The corporation’s estimate of the fair value of the shares;

d.	That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

e.	The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

3. Be accompanied by a copy of this article.

§ 13.1-735.1. Perfection of Rights; Right to Withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the shareholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the shareholder fails to make the certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

§ 13.1-738. After-Acquired Shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each shareholder described in subdivision B 5.

§ 13.1-739. Procedure if Shareholder Dissatisfied with Payment or Offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

§ 13.1-740. Court Action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares plus interest exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court Costs and Counsel Fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 13.1-741.1. Limitation on Other Remedies for Fundamental Transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolutions of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors of Nexstar.

Nexstar is incorporated under the laws of the State of Delaware. Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Nexstar’s amended and restated certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such director and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

Article 7 of Nexstar’s amended and restated Certificate of Incorporation (“Article 7”) provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any judgment, ruling, order, writ, injunction, decree, decision, determination or awarded of any governmental body, action, claim, citation, complaint, inspection, litigation, notice, arbitration or other proceeding of or before any governmental body (hereinafter a “Proceeding”), by reason of the fact that he or she (or person of whom he or she is the legal representative) is or was a director or officer of Nexstar or, while a director or officer of Nexstar, is or was serving at the request of the Nexstar as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, will be indemnified and held harmless by the Nexstar to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Nexstar to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification will continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the Indemnitee’s heirs, executors and administrators; provided, however, that Nexstar will indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Nexstar board of directors.

Item 21. Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)	All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Nexstar Broadcasting Group, Inc. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on April 26, 2016.

NEXSTAR BROADCASTING GROUP, INC.

By:	/s/ Thomas E. Carter
Name: Thomas E. Carter
Title: Chief Financial Officer

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signatures	Capacity	Dates

	/s/ Perry A. Sook Perry A. Sook	President, Director and Chief Executive Officer (principal Executive)	April 26, 2016

	/s/ Thomas E. Carter Thomas E. Carter	Chief Financial Officer (principal financial officer and principal accounting officer)	April 26, 2016

	* Geoff Armstrong	Director	April 26, 2016

	* Dennis Miller	Director	April 26, 2016

	* Jay M. Grossman	Director	April 26, 2016

	* I. Martin Pompadur	Director	April 26, 2016

	* Thomas McMillen	Director	April 26, 2016

*By:	/s/ Thomas E. Carter Thomas E. Carter Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of January 27, 2016, by and among Media General, Inc., Nexstar Broadcasting Group, Inc. (“Nexstar”) and Neptune Merger Sub, Inc. (included as Annex A to the joint proxy statement/prospectus included in this registration statement and incorporated by reference to Exhibit 2.1 to Nexstar’s Current Report on Form 8-K filed January 28, 2016).

3.1	Amended and Restated Certificate of Incorporation of Nexstar Broadcasting Group, Inc. (incorporated by reference to Exhibit 3.1 to Form S-4 filed by Nexstar Broadcasting Group, Inc. on July 31, 2013).

3.2	Amended and Restated Bylaws of Nexstar Broadcasting Group, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Nexstar Broadcasting Group, Inc. on January 30, 2013).

4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 6 to Registration Statement on Form S-1 filed by Nexstar Broadcasting Group, Inc. on April 25, 2002).

5.1*	Opinion of Kirkland & Ellis LLP as to the validity of the securities being registered.

10.1	Voting and Support Agreement, dated as of January 27, 2016, by and among Nexstar Broadcasting Group, Inc., Media General, Inc. and the shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed Nexstar Broadcasting Group, Inc. on January 28, 2016).

21.1	Subsidiaries of Nexstar Broadcasting Group, Inc. (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by Nexstar Broadcasting Group, Inc. on February 29, 2016).

23.1**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Nexstar Broadcasting Group, Inc.

23.2**	Consent of Grant Thornton LLP, independent certified public accounting firm of Grant Company, Inc.

23.3**	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Media General, Inc.

23.4**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of LIN Media LLC.

23.5	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1 hereto).

24.1*	Power of Attorney (included on the signature page to the Form S-4 filed previously).

99.1*	Form of Proxy Card to be used by holders of shares of Class A Common Stock of Nexstar Broadcasting Group, Inc.

99.2*	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc. (including participants in the Employee’s MG Advantage 401(k) Plan and the Media General, Inc. Supplemental 401(k) Plan).

99.3**	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.4**	Consent of Goldman, Sachs & Co.

99.5*	Consent of RBC Capital Markets, LLC.

99.6*	Consent of Dennis FitzSimons.

99.7*	Consent of John R. Muse.

**	Filed herewith
*	Previously filed
†	Filed by amendment